Form 20-F
period 2003-12-31
B PLUS H OCEAN CARRIERS LTD
filed 2004-04-16
CIK 835540

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  F O R M 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 001-09987

                     B + H O C E A N C A R R I E R S L T D.
             (Exact name of Registrant as specified in its charter)

                                     Liberia
                         (Jurisdiction of incorporation
                                or organization)

                          3rd Floor, Par La Ville Place
                              14 Par La Ville Road
                             Hamilton HM 08, Bermuda
                    (Address of principal executive offices)

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

                                      NONE

The number of shares outstanding of the registrant's common stock, $.01 par value, at December 31, 2003 was 3,831,177 shares.

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

Income Statement Data:                                                          Year ended December 31,
                                                  ---------------------------------------------------------------------------------
                                                       2003             2002             2001             2000             1999
                                                  -------------    -------------    -------------    -------------    -------------
Voyage, time and bareboat charter revenues        $  55,156,875    $  64,537,505    $  67,324,434    $  52,648,963    $  41,068,035
Charter hire revenue from operating pools                  --               --               --          3,947,180
Other operating income                                   27,881          397,170          389,668          162,929
Voyage expenses                                     (19,373,318)     (28,683,727)     (21,728,221)     (12,581,990)     (13,098,665)
Vessel operating expenses                           (25,089,187)     (16,282,104)     (15,582,033)     (14,427,864)     (16,984,769)
Charge for impairment of long-lived assets                 --               --         (6,393,965)      (1,381,535)
Depreciation and amortization                        (9,024,806)     (10,407,804)     (10,008,586)     (10,934,379)      (9,428,466)
Loss on sale of vessels                             (16,187,604)        (545,386)      (1,494,504)      (6,774,907)
General and administrative expenses                  (3,897,885)      (3,503,418)      (3,839,088)      (3,668,951)      (2,789,291)
(Loss) income from operations                       (18,415,925)       5,688,333       16,018,290        3,536,978       (5,279,489)
Gain on retirement of 9 7/8 First Preferred
 Ship Mortgage Notes                                  6,803,965          797,875          513,131       63,932,944             --
Loss from equity investments                               --               --               --         (1,564,934)        (221,238)
Minority interest in net income of consolidated
 subsidiary                                              23,866             --            (33,196)            --               --
Interest expense, net                                (1,504,191)      (3,405,876)      (5,378,517)     (14,031,121)     (12,597,128)
Earn-out interest                                     1,004,150             --         (4,820,000)
Loss on sale of subsidiary                                 --               --               --           (239,637)         (11,028)
Other income                                               --               --               --               --             20,333
                                                  -------------    -------------    -------------    -------------    -------------
     Net income (loss)                            $ (13,092,285)   $   4,084,482    $  11,119,708    $  46,814,230    $ (18,088,550)
                                                  =============    =============    =============    =============    =============

Basic (loss) earnings per share (1)                       (3.41)            1.06             2.63            10.85            (4.19)
                                                  -------------    -------------    -------------    -------------    -------------
Diluted (loss) earnings per share (2)             $       (3.41)   $        0.93    $        2.37    $       10.85    $       (4.19)
Dividends declared per share                      $        --      $        --      $        --      $        --      $        --
                                                  -------------    -------------    -------------    -------------    -------------

(1) Based on weighted average number of shares outstanding of 3,835,269 in 2003, 3,869,865 in 2002, 4,221,228 in 2001 and 4,313,916 in 2000 and 1999.

(2) Based on the weighted average number of shares outstanding, increased in 2002 and 2001 by the net effects of stock options using the the treasury stock method and by the assumed distribution of all shares to BHM under the 1998 agreement (See Item 7.) The denominator for the diluted earnings per share calculation is 3,835,269 in 2003, 4,413,423 in 2002, 4,691,082 in 2001
    and 4,313,916 in 2000 and 1999.

                                                                                Year ended December 31,
                                                  ---------------------------------------------------------------------------------
Balance Sheet Data:                                    2003             2002             2001             2000             1999
                                                  -------------    -------------    -------------    -------------    -------------

Current assets                                    $   6,534,213    $  14,589,138    $  15,159,460    $  29,354,218    $  12,787,477
Total assets                                         70,830,212      117,585,093      128,570,380      142,822,018      168,350,842
Current liabilities                                  17,024,634       23,819,743       23,569,450       35,589,116       23,315,584
Long-term liabilities                                13,310,674       40,189,750       54,616,691       66,595,000      148,150,000
Security deposit payable                                   --               --               --               --          2,500,000
Noncontrolling interest in subsidiary                      --             23,866           23,866             --               --
Working capital (deficit)                           (10,490,421)      (9,230,605)      (8,409,990)      (6,234,898)     (10,528,107)
Shareholders' equity (deficiency)                    40,494,904       53,551,734       50,360,373       40,637,902       (6,176,328)

B. Capitalization and indebtedness

         Not applicable

C. Reasons for the offer and use of proceeds

         Not applicable

D. Risk factors

In addition to the other information in this Report, security holders and prospective investors should carefully consider the following factors.

Gross Revenue

         The Company had gross revenue of $55.2 million and a loss from operations of $18.4 million, which includes $16.2 million of losses from the sale of five vessels in 2003 and losses of $1.4 million from a company operating one dry cargo vessel. The vessel suffered extensive damage in 2002 and was out of service for nearly 5 months during 2003. The vessel was sold in November 2003. Also included in the loss from operations was $0.2 million loss from a company operating dry cargo vessels in the Great Lakes trade of which the Company is a 75% shareholder (see "Item 4. INFORMATION ON THE COMPANY"). This company ceased operations in January 2003. Also included in the loss from operations are expenses totaling $4.1 million for interim drydockings, which are not capitalized, but which nonetheless restore vessels to the condition of younger vessels. The net loss of $13.1 million includes a gain of $6.8 million representing the difference between the face value of Equimar Shipholdings, Ltd. ("Equimar") First Preferred Ship Mortgage Notes (the "Notes") acquired from unaffiliated parties during 2003 and the cost of the Notes to the Company. This acquisition included all of the remaining Notes outstanding and the entire issue was subsequently cancelled. There can be no assurance that future charter rates will be sufficient to generate adequate revenues or that the Company will be able to maintain efficiency levels to permit the Company to operate profitably.

Indebtedness; Ability to Service Indebtedness

         The Company's indebtedness as of December 31, 2003 amounted to approximately $20.1 million, representing approximately 28.3% of the Company's total capitalization as compared to $52.1 million or 44.3% of the Company's total capitalization at December 31, 2002. The Company acquired the remaining $12.2 million of the outstanding Notes in 2003, as noted above. An additional $2.2 million of mortgage debt was repaid on January 7, 2004.

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

Potential Insufficiency of Market Value of Vessels

         The Company's indebtedness at December 31, 2003 of $19.2 million is secured by mortgages on the existing fleet of vessels of the Company and its subsidiaries. The market value of product tankers can be expected to fluctuate, depending principally on the worldwide supply of such vessels and the demand for them.

Dependence on and Cyclical Nature of Markets for Product Tankers

         The Company's fleet consists of nine product tankers. Thus, the Company is dependent upon the petroleum product industry and the vegetable oil and chemical industries as its primary sources of revenue. These industries have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, vegetable oil and chemicals in particular. Any material seasonal fluctuation in the industry or any material diminution in the level of activity therein could have a material adverse effect on the Company's business and operating results. The profitability of product tankers and their asset value results from changes in the supply of and demand for such capacity. The supply of such capacity is a function of the number of new vessels being constructed and the number of older vessels that are laid-up or scrapped. The demand for product tanker capacity is influenced by global and regional economic conditions, increases and decreases in industrial production and demand for petroleum products, vegetable oils and chemicals, developments in international trade and changes in seaborne and other transportation patterns. The nature, timing and degree of change in product tanker industry conditions are unpredictable as a result of the many factors affecting the supply of and demand for product tanker capacity.

Dependence on Spot Market

         As of December 31, 2003, four of the Company's current fleet of nine vessels were operated on spot voyages or short time charters. The spot charter market is highly competitive and spot charter rates are subject to greater fluctuation than time charter rates. There can be no assurance that the Company will be successful in keeping its vessels fully employed in the spot market or that future spot charter rates will be sufficient to enable the Company's vessels to be operated profitably.

Purchase of Middle-Aged and Older Vessels

         At December 31, 2003, the Company's fleet consisted of 9 product tankers, all of which are 20 years of age or older and acquired second-hand. In general, expenditures necessary for maintaining a vessel in good operating condition increase as the age of the vessel increases. Moreover, second-hand vessels typically carry very limited warranties with respect to their condition as compared to warranties available for newer vessels. Because of improvements in engine technology, older vessels are typically less fuel efficient than newer vessels. Changes in governmental regulations, safety or other equipment standards may require expenditures for alterations to existing equipment or the addition of new equipment to the vessels and restrict the cargoes that the vessels may transport. There can be no assurance that market conditions will justify such expenditures or enable the Company to generate sufficient income or cash flow to allow it to meet its debt obligations. The Company's current business strategy includes the acquisition of new and high quality second-hand vessels. There can be no assurance that such acquisitions will be available on terms favorable to the Company or that, if acquired, such second-hand vessels will have significant useful lives or carry adequate warranties.

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

Competition

         The product tanker industry is fragmented. Competition in the industry among vessels approved by major oil companies is primarily based on price. There are approximately 1100 crude oil and product tankers worldwide of between 30,000 and 50,000 DWT. Tankers are typically owned in groups or pools controlling up to 30 tankers.

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

         Competition generally intensifies during times of low market activity when several vessels may bid to transport the same cargo. In these situations, the Company's customer relationships are paramount, often allowing the Company the opportunity of first refusal on the cargo. The Company believes that it has a significant competitive advantage in the handysize tanker market as a result of the quality and type of its vessels and through its large market share and close customer relationships, particularly in the Atlantic and in the Indo-Asia Pacific Region. Some of the Company's competitors, however, have greater financial strength and capital resources.

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

Item 4.  INFORMATION ON THE COMPANY.

A. History and development of the Company

         B+H Ocean Carriers Ltd. (the "Company"*) was organized in April 1988 to engage in the business of acquiring, investing in, owning, operating and selling vessels for dry bulk and liquid cargo transportation. As of December 31, 2003, the Company owned and operated nine product tankers. Each vessel accounted for a significant portion of the Company's revenues during 2003.

         The Company's fleet consists of "handy-size" vessels which are between 30,000 and 50,000 summer deadweight tons ("DWT"), and are able, by reason of their small size, to transport commodities to and from most ports in the world, including those located in less developed third-world countries. Bulk carriers are single-deck oceangoing vessels generally used to transport iron ore, coal, grain, bauxite, phosphate, sugar, steel products and other dry bulk commodities. Product tankers are single-deck oceangoing vessels designed to carry simultaneously a number of segregated liquid bulk commodities, such as refined petroleum products, vegetable oils, caustic soda and molasses.

         The Company is incorporated in Liberia and its principal executive office is located at ParLaVille Place, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda (telephone number (441) 295-6875).






------------------------
* When referred to in the context of vessel ownership, the "Company" shall mean the wholly-owned subsidiaries of B+H Ocean Carriers Ltd. that are registered owners.

o        Acquisitions and Other Significant Transactions
         -----------------------------------------------

         On April 16, 2003, the Company amended the $38,648,000 floating rate loan facility agreement dated August 8, 2002. The amendment made available an additional $5.0 million for the purpose of acquiring the remaining Notes. A portion of the proceeds was used to repay the short-term note from affiliates described below. In consideration for the cancellation of the Notes pledged as collateral for the original loan and as additional security for the obligations of the borrower, the Company agreed to provide to the lenders guarantees with respect to the original loan and mortgages on all vessels owned by the Company.

         In April 2003, the Company acquired the remaining $12,230,000 face value of the Notes from unaffiliated entities for an aggregate cost of $5.1 million. The difference between the cost of the investment in bonds and the corresponding bond liability was recorded in consolidation as a gain on the retirement of debt and included as gain in the Consolidated Statements of Operations at December 31, 2003. The Company borrowed $2.5 million from affiliates under a short-term note to finance the acquisition. The note was repaid from the proceeds of the mortgage as discussed above.

         On June 10, July 1, July 16 and July 17, 2003, the Company, through wholly owned subsidiaries, sold the vessels M/T CANSO for $2,675,000, M/T
CHEBUCTO for $2,675,000, M/T CASCO for $2,625,000 and M/T CATAUMET for $2,625,000, respectively to unaffiliated parties. The aggregate excess of the book value of the vessels over the sales proceeds of $16,500,000 is included in the Consolidated Statements of Operations as of December 31, 2003. The net proceeds of the sale were used to repay a portion of the mortgage as required under the amendment dated April 16, 2003. See "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS."

         On November 6, 2003, the Company, through a 50% owned consolidated subsidiary, sold the vessel M/V ALLIANCE TRADER for $2,880,000. The excess of the selling price over the book value of $318,000 is included in the Consolidated Statements of Operations as of December 31, 2003. A portion of the proceeds was used to repay the balance of the floating rate loan facility dated November 26, 1996. See "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS."

         On March 12, 2004, the Company, through a wholly owned subsidiary, agreed to acquire a 98,000 DWT OBO (Ore/Bulk/Oil), a combination tanker/bulk carrier built in 1986, for $20,350,000. The vessel is on timecharter until March, 2006, plus or minus one month, at $27,000 per day. The seller provided a novation agreement regarding the transfer of the Charter. In conjunction with the acquisition, the Company intends to enter into a $19,000,000 floating rate loan facility and simultaneously refinance its existing floating rate facility.

         On March 12, 2004, the Company, through a 50% owned consolidated subsidiary, acquired the 50% of ABSC owned by an affiliated entity for $1.00. See NOTE 3-Atlantic Bulker Shipping Corp.

o        Prior year acquisitions, disposals and other significant transactions
         ----------------------------------------------------------------------

         During 2002, the Company acquired $1,250,000 face value of the Notes for an aggregate cost of $0.5 million from unaffiliated parties. The difference between the cost of the investment in bonds and the corresponding bond liability has been recorded in consolidation as a gain on the constructive retirement of debt in the Consolidated Statements of Operations at December 31, 2002.

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

         On March 1, 2001, the Company, through a wholly owned subsidiary, sold the vessel M/T POCASSET for $8,400,000. The excess of the book value of the vessel over the sale proceeds of $2.6 million is included in the Consolidated Statements of Operations as of December 31, 2000. Additional costs of disposal totaling $300,000 are included as a loss on the sale of vessels in the 2001 Consolidated Statements of Operations (see NOTE 3). From the proceeds of the sale, a required installment of $7,500,000 was made on the Cliaship Floating Rate Loan Facility. See "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS."

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

         On May 31, 2001, the Company, through a wholly owned subsidiary, sold the vessel M/T HAROLD K. HUDNER for $5,000,000. The excess of the book value of the vessel over the sale proceeds of $3,800,000 is included in the Consolidated Statements of Operations as of December 31, 2000. Additional costs of disposal totaling $0.2 million are included as a loss on the sale of vessels in the 2001 Consolidated Statements of Operations (see NOTE 3). The balloon payment due on the earlier of the date on which a second vessel is sold or January 5, 2002 of $7,500,000 was made on the Cliaship facility using the proceeds of the sale, the remaining proceeds from the sale of the M/T POCASSET and operating cash flow. See "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS."

         During 2001, the Company acquired $1,165,000 face value of the Notes for an aggregate cost of $0.7 million from unaffiliated parties. The difference between the cost of the investment in bonds and the corresponding bond liability has been recorded in consolidation as a gain on the constructive retirement of debt in the Consolidated Statements of Operations at December 31, 2002.

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

Marketing and Operations of Vessels

         At December 31, 2003, all of the Company's product tankers were time chartered to PROTRANS on an open rate basis as described hereunder.

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

Vessel Technical Management
---------------------------

         BHM is the technical manager of all the Company's vessels under technical management agreements. BHM employs BHES to assist with certain of its duties under the technical management agreements. The vessel technical manager is responsible for all technical aspects of day-to-day vessel operations, including physical maintenance, provisioning and crewing, and receives compensation of $11,379 per vessel per month, which may be adjusted annually for any increases in the Consumer Price Index. Such supervision includes the establishment of operating budgets and the review of actual operating expenses against budgeted expenses on a regular basis.

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

Competition
-----------

         The product tanker industry is fragmented. Competition in the industry among vessels approved by major oil companies is primarily based on price. There are approximately 1100 crude oil and product tankers worldwide of between 30,000 and 50,000 DWT. Tankers are typically owned in groups or pools controlling up to 30 tankers.

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

         Competition generally intensifies during times of low market activity when several vessels may bid to transport the same cargo. In these situations, the Company's customer relationships are paramount, often allowing the Company the opportunity of first refusal on the cargo. The Company believes that it has a significant competitive advantage in the handysize tanker market as a result of the quality and type of its vessels and through its large market share and close customer relationships, particularly in the Atlantic and in the Indo-Asia Pacific Region. Some of the Company's competitors, however, have greater financial strength and capital resources.

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

 Inspection by Classification Society
 ------------------------------------

         Every commercial vessel's hull and machinery must be "classed" by a classification society authorized by its country of registry. The Company's vessels are currently enrolled with American Bureau of Shipping (seven vessels), Bureau Veritas (one vessel) and Nippon Kaiji Kyokai (one vessel). The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

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

Regulation
----------

         The business of the Company and the operation of its vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are subject to revision, it is difficult to predict what legislation, if any, may be promulgated by any country or authority. The Company also cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the resale price or useful life of its vessels. Various governmental and quasi-governmental agencies require the Company to obtain certain permits, licenses and certificates with respect to the operation of its vessels. Subject to the discussion below and to the fact that the required permits, licenses and certificates depend upon a number of factors, the Company believes that it has been and will be able to obtain all permits, licenses and certificates material to the conduct of its operations.

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

         Environmental Regulation-IMO. On March 6, 1992, the International Maritime Organization ("IMO") adopted regulations under Annex I (oil) of MARPOL (the International Convention for the Prevention of Pollution from Ships) that set forth new pollution prevention requirements applicable to tankers. These regulations required that crude tankers of 20,000 DWT and above and product tankers of 30,000 DWT and above, which did not have protective segregated ballast tanks (PL/SBT) and which were 25 years old, were to be fitted with double sides and double bottoms. Product tankers of 30,000 DWT and above, which did have SBT, were exempt until they reached the age of 30. From July 6, 1993 all newbuilding tankers were required to be of double hull construction. In addition, existing tankers were subject to an Enhanced Survey Program.

         On September 1, 2002, revised (MARPOL) regulations for the phase-out of single hull tankers took effect. Under these revised regulations, single hull crude tankers of 20,000 DWT and above and single hull product carriers of 30,000 DWT and above were to be phased out by certain scheduled dates between 2003-2015, depending on age, type of oil carried and vessel construction. The Revised Regulations applied only to tankers carrying petroleum products and thus did not apply to tankers carrying noxious liquid substances, vegetable or animal oils or other non-petroleum liquids.

         Under further revisions to the (MARPOL) regulations, which were adopted on December 4, 2003, the final phasing out date for Category 1 tankers (principally those not fitted with PL/SBT) was brought forward to 2005 from 2007 and the final phasing out date for Category 2 tankers (principally those fitted with PL/SBT) was brought forward to 2010 from 2015. The Condition Assessment Scheme (CAS) was also to be made applicable to all single hull tankers of 15 years or older, rather than just to Category 1 tankers continuing to trade after 2005 and to Category 2 tankers continuing to trade after 2010. Flag states were permitted to allow continued operation of Category 2 tankers beyond 2010 subject to satisfactory results from the CAS and provided that the continued operation did not extend beyond 2015 or the date on which the vessel reached 25 years of age. Flag states were also permitted to allow continued operation of Category 2 tankers beyond 2010 if they were fitted with qualifying double sides or double bottoms, provided that the continued operation did not extend beyond the date on which the vessel reached 25 years of age. Notwithstanding these rights of flag states to allow continued operation beyond 2010, Port States were permitted to deny entry by single hull tankers after 2010 and tankers with qualifying double sides or double bottoms after 2015.

         New (MARPOL) regulations were also introduced in respect of the carriage of Heavy Grade Oil (HGO). HGO includes crude oil having a density higher than 900kg/m3 at 15 degrees C and fuels oils having a density higher than 900kg/m3 at 15 degrees C or a kinematic viscosity higher than 180mm2/s at 50 degrees C. Notwithstanding these regulations, any party to MARPOL would be entitled to deny entry of single hull tankers carrying HGO, which had been otherwise allowed to carry such cargo under MARPOL, into the ports and offshore terminals under its jurisdiction. From October 21, 2003 and subject to certain exceptions, all HGO to or from European Union ports must be carried in tankers of double hull construction

         The phase out dates for the purposes of carriage of petroleum products under MARPOL, for the vessels currently owned by the Company, are set out in the table below. After the phase-out dates for the carriage of petroleum products, the Company's vessels will concentrate on carriage of non-petroleum products such as vegetable oils, palm oils and molasses. However, current discussion about reclassification of edible oils may lead to a requirement that certain edible oils be carried in chemical tankers rather than in product tankers, although such reclassification, if agreed, is not expected to take effect until 2007.

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

         Under OPA 90, vessel owners, operators and bareboat (or "demise") charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills due to their vessels. These other damages are defined broadly to include (i) natural resource damages and the costs of assessment thereof, (ii) real and personal property damages,
(iii) net loss of taxes, royalties, rents, fees and other lost natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons and $600 per gross ton for bulkers (subject to possible adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability would not apply if the incident were proximately caused by violation of applicable United States federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states that have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. Moreover, OPA 90 and CERCLA preserve the right to recover damages under existing law, including maritime tort law. The Company intends to comply with all applicable state regulations in the ports where its vessels call.

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

         The phase out dates for the purposes of carriage of petroleum products under OPA 90, for the vessels currently owned by the Company, are set out in the table below.

         Environmental Regulation-Other. Although the United States is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CLC") and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended ("Fund Convention"). Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Liability is limited to $183 per gross registered ton or approximately $19.3 million, whichever is less, or $82.7 million, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, which raised the maximum limit to approximately $82.7 million. The limit of liability is tied to a unit of account that varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner.

In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.


                                                             PHASE OUT FOR
                                   DATE                       CARRIAGE OF
       VESSEL             HULL     BUILT       DWT        PETROLEUM PRODUCTS
       -------------------------------------------------------------------------
                                                        Marpol
                                                         /EU            OPA 90
                                                        ------          ------

       M/T ACOAXET         SH     Aug-82      40,454    Aug-08          Aug-07
       M/T ACQUIDNECK      SH     Sep-81      40,454    Sep-07          Sep-06
       M/T ACUSHNET        SH     Nov-81      40,454    Nov-07          Nov-06
       M/T AGAWAM          SH     Jun-82      40,454    Jun-08          Jun-07
       M/T ALGONQUIN       SH     Jan-83      40,454    Jan-09          Jan-08
       M/T ANAWAN          SH     Aug-81      40,454    Aug-07          Aug-06
       M/T COMMUTER        DS     Aug-81      38,566    Aug-07          Aug-11
       M/T PEQUOD          SH     Jan-82      40,632    Jan-08          Jan-07
       M/T SKOWHEGAN       DB     May-81      37,314    May-07          May-11

 C. Organizational Structure

         Not applicable

 D. Property, Plant and Equipment

      Fleet
      -----

         As of December 31, 2003, the Company's fleet was comprised of the nine vessels, each of which is owned by a separate wholly-owned subsidiary, as shown in the table above.

      Other
      -----

         Pursuant to the terms of the Management Agreement and as part of the services provided to the Company thereunder, BHM furnishes the Company with office space and administrative services at its offices in Hamilton, Bermuda.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results

Year Ended December 31, 2003 versus December 31, 2002

Revenues

         Revenues from voyage, time and bareboat charters decreased $9.4 million or 14.5% from 2002. The decrease is due to the fact that Dominion ceased operations in January 2003, which resulted in a decrease in revenue of $13.8 million. This decrease was offset by increases in voyage and time charter revenue over bareboat revenue, which generate greater gross revenues per charter. The net effect of the change from bareboat charters to voyage and time charters was $5.4 million, which is comprised of a $7.3 million increase in voyage charter revenue and a $6.7 million increase in time charter revenue, net of a decrease of $8.6 million in bareboat revenue. Total operating days decreased by 11% during 2003, however voyage charter days increased 50% over 2002 and time charter days increased 47% over 2002 while the number of bareboat charter days decreased nearly 100%. The decrease in bareboat days is the result of the take-over of four ships at the end of 2002 and one in January 2003 that were previously on bareboat charters. The decrease in the total number of operating days is due to the fact that four of these vessels were subsequently sold. In addition, due to damages sustained by the Alliance Trader, there was a decline in gross revenue of $1.0 million.

Voyage Expenses

         Voyage expenses decreased $9.3 million or 32.4% from 2002. The decrease is due to the cessation of operations of Dominion in January 2003, which resulted in a decrease in voyage expenses of $14.0 million. This was offset by an increase of $4.7 million in voyage expenses as a result of the increase in voyage charter days over 2002. The ship owner is responsible for the port charges and bunker expense of a voyage charter but is not responsible for these costs when on either a time or bareboat charter.

Vessel Operating Expenses

         Vessel operating expenses increased $8.8 million over 2002. This increase is the result of the take-over of five vessels previously on bareboat charters, with aggregate vessel operating expenses of $5.7 million and to the four interim drydockings performed during 2003 totaling $3.6 million, which were expensed as incurred in accordance with the Company's policy. All major overhaul work performed in 2002 was capitalized as part of the 5 year special survey program. These increases were offset by decreases in vessel operating expenses for the original fleet of $0.5 million.

Depreciation and Amortization

         The decrease in depreciation and amortization of $1.4 million is due to the sale of four vessels in the second and third quarters of 2003.

General and Administrative Expenses

         The $0.4 million increase in general and administrative expenses includes a $0.1 million increase in legal fees, a $0.2 million increase in consulting fees and $0.1 million increase in other miscellaneous expenses.

Loss on Sale of Vessels

         The excess of the net book value of the four ships sold during June and July of 2003 over the selling price is included as loss on vessel sales. The aggregate total loss of $16.5 million on these vessels was offset by a gain on the sale of the dry bulk carrier in November 2003 of $0.3 million.

Interest Expense

         The decrease in interest expense of $2.0 million is due to the reduction in mortgage debt of $20.7 million and to the acquisition of the remaining Notes in April 2003. In addition to the scheduled installments, proceeds from the sale of the vessels during 2003 were used to repay the mortgage debt.

Gain on Retirement of Notes

         The gain on retirement of the Notes is the difference between the cost of the remaining Notes outstanding and the corresponding liability, net of the write-off of the remaining bond issue costs of $0.4 million.


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

General and administrative expense

         The decrease in management fees to related party is due to the fact that $0.1 million of additional compensation cost was charged to management fees in 2001. This amount represented the market price of shares issued to BHM to satisfy the requirements of the agreement entered into in 1998. The decrease in other general and administrative expenses is due to the fact that in 2001, there were additional consulting costs, including IT and related expenses to install shipboard maintenance systems on the Company's vessels.

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

         The Company's fleet consists of product tankers thus, the Company is dependent upon the petroleum product industry and the vegetable oil and chemical industries as its primary sources of revenue. These industries have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, vegetable oil and chemicals in particular. Any material seasonal fluctuation in the industry or any material diminution in the level of activity therein could have a material adverse effect on the Company's business and operating results. The profitability of product tankers and their asset value results from changes in the supply of and demand for such capacity. The supply of such capacity is a function of the number of new vessels being constructed and the number of older vessels that are laid-up or scrapped. The demand for product tanker capacity is influenced by global and regional economic conditions, increases and decreases in industrial production and demand for petroleum products, vegetable oils and chemicals, developments in international trade and changes in seaborne and other transportation patterns. The nature, timing and degree of change in product tanker industry conditions are unpredictable as a result of the many factors affecting the supply of and demand for product tanker capacity. Although there can be no assurance that the Company's business will continue to generate cash flow at or above current levels, the Company believes that the current market rates are sustainable which increases the likelihood that it will generate cash flow at levels sufficient to service its liquidity requirements in the future.

         Cash at December 31, 2003, amounted to $2.9 million, a decrease of $4.7 million as compared to December 31, 2002. The decrease in the cash balance is attributable to net outflows for financing of $24.9 million which was offset by inflows from operating activities of $7.0 million and investing activities of $13.2 million,.

         The inflow from investing activities is attributable to proceeds from the sale of vessels of $13.2 million.

         The outflow for financing activities is primarily attributable to the payment of mortgage principal of $25.7 million, the cost to acquire the Notes totaling $5.1 million, payments for debt issuance costs of $0.1 million, to the purchase of treasury stock totaling $0.1 million and a contribution from a minority shareholder of $0.1 million. This was offset by the proceeds from amending the Cliaship loan of $5.0 million and the net proceeds from a related party loan of $0.9 million.

         Trade accounts receivable decreased $2.5 million due predominantly to the fact that there were three voyages in progress at December 31, 2003 as compared to ten at December 31, 2002 and to the fact that two voyages were completed prior to December 31, 2002 for which freight receivables had not been collected. There was a 50% increase in voyage charter days over 2002 resulting in an increase in demurrage receivable of $0.2 million. Accounts receivable relating to voyages in process decreased $0.6 million or 79% as compared to 2002. Accounts receivable relating to completed voyages decreased $2.1 million or 83%. At December 31, 2003, the Company's three largest accounts receivable balances amounted to 73% of the total. At December 31, 2002, the Company's four largest accounts receivable balances represented 49% of total accounts receivable. At December 31, 2001, the Company's two largest accounts receivable balances represented 72% of total accounts receivable. The allowance for doubtful accounts was $108,000 at December 31, 2003.

         Revenues in 2003 included charter hire revenues of $10.4 million from Bunge Global Markets, $6.8 million from Shell International and $6.6 million from Lexington Shipping representing 18.9%, 12.3% and 11.9% of total revenues, respectively. In 2002, revenues of $7.4 million from Ceres Hellenic represented 11.3% of total revenues. During 2001, revenues of $7.8 million from Ceres Hellenic, $7.8 from Shell Oil Company and $6.9 million from Alpine represented 11.5%, 11.5% and 10.3%, respectively of total revenues.

         Vessels and capital improvements, net of accumulated depreciation, amounted to approximately $63.9 million at December 31, 2003, a decrease of $38.2 million as compared with December 31, 2002. The decrease is primarily attributable to the sale of five vessels during the year with an aggregate net book value of $29.4 million and to depreciation of $8.8 million.

         Accounts payable increased $0.5 million and accrued liabilities decreased $0.3 million. The increase in accounts payable is due to a drydocking that took place in the fourth quarter of 2003. The decrease in accrued liabilities is due to the cessation of operations of Atlantic Bulker Shipping Corp. and to the timing of certain payments.

         Accrued interest represents interest payable on the Cliaship facility, the decrease in which is due to the significant repayment of the mortgage debt during 2003 and to the acquisition and cancellation of the Notes issue. Mortgage payable at December 31, 2003 was $19.2 million as compared to $39.8 million at December 31, 2002.

         On April 16, 2003, the Company amended the $38,648,000 floating rate loan facility agreement dated August 8, 2002. The amendment made available an additional $5.0 million for the purpose of acquiring the remaining Notes. A portion of the proceeds was used to repay the short-term note from affiliates described below. In consideration for the cancellation of the Notes pledged as collateral for the original loan and as additional security for the obligations of the borrower, the Company agreed to provide to the lenders guarantees with respect to the original loan and mortgages on all vessels owned by the Company.

         The amended loan is repayable in nine quarterly installments commencing on July 7, 2003. Interest on the facility is equal to LIBOR plus 3%. The first installment of $6.0 million is followed by three installments of $2.2 million and five installments of $1.2 million and a balloon equal to the balance is due on the maturity date. In addition, proceeds of $10.4 million from the sale of four vessels were used to repay the mortgage, as required.

         Expenses associated with the original loan include arrangement fees of $365,000, which are capitalized and are being expensed over the three-year period of the loan.

         The agreement contains certain restrictive covenants on the Company, which among other things, require minimum collateral coverage, restrict the payment of dividends and restrict leverage, investment and capital expenditure without consent of the lender. At December 31, 2003 and 2002, the Company was in compliance with these covenants.

         In April 2003, the Company acquired the remaining $12,230,000 face value of the Notes from unaffiliated entities for an aggregate cost of $5.1 million. The difference between the cost of the investment in bonds and the corresponding bond liability of $6.8 million was recorded in consolidation as a gain on the retirement of debt and included as gain in the Consolidated Statements of Operations at December 31, 2003. The Company borrowed $2.5 million from affiliates under a short-term note to finance the acquisition. The note was repaid from the proceeds of the mortgage as discussed above.

         On June 10, July 1, July 16 and July 17, 2003, the Company, through wholly owned subsidiaries, sold the vessels M/T CANSO for $2,675,000, M/T
CHEBUCTO for $2,675,000, M/T CASCO for $2,625,000 and M/T CATAUMET for $2,625,000, respectively. The aggregate excess of the book value of the vessels over the sales proceeds of $16.3 million is included in the Consolidated Statements of Operations as of December 31, 2003. The net proceeds of the sale were used to repay a portion of the mortgage as required under the amendment dated April 16, 2003, as discussed above.

         On June 1, 2002, the Company sold 50% of Atlantic Bulker Shipping Corp. ("ABSC") for $50,000 to an affiliated entity. The Company is deemed to have control of ABSC due to common ownership and it is therefore included in the accompanying Consolidated Financial Statements of the Company as of December 31, 2003. No losses have been allocated to minority shareholders due to the fact that such losses exceed the minority interest in the equity capital of ABSC.

         On November 6, 2003, the Company, through a 50% owned consolidated subsidiary, sold the vessel M/V ALLIANCE TRADER for $2,880,000, at which time ABSC ceased operations. The excess of the selling price over the book value of $318,000 is included in the Consolidated Statements of Operations as of December 31, 2003. A portion of the proceeds was used to repay the balance of the floating rate loan facility dated November 26, 1996. On March 15, 2004, the Company, through a 50% owned consolidated subsidiary, acquired the 50% of ABSC owned by an affiliated entity, for $1.00.

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

         For the policy period ending February 20, 2004, the Company placed 35% of its H&M insurance in excess of claims of $125,000 each incident with NAL up to a maximum of $125,000 each incident on three vessels and up to a maximum of $50,000 each incident on four vessels. In addition, the Company placed 55% of its H&M insurance in excess of $125,000 each incident with NAL, which risk NAL fully reinsured. Further it placed 100% of its Increased Value insurance with NAL, which risk NAL also fully reinsured. For the policy period ending February 20, 2003, the Company placed 52.5% of its H&M insurance in excess of claims of $125,000 each incident with NAL up to a maximum of $125,000 each incident, on three vessels. In addition, the Company placed 22.5% of its H&M in excess of claims of $125,000 each incident on all vessels, with NAL. Additional risk assumed by NAL was fully reinsured. Vessel operating expenses on the Consolidated Statements of Operations include approximately $475,000, $499,000 and $437,000 of insurance premiums and approximately $157,000, $87,000 and $115,000 of brokerage commissions payable to NAL during 2003, 2002 and 2001, respectively.

         On March 12, 2004, the Company, through a wholly owned subsidiary, agreed to acquire a 98,000 DWT OBO for $20,350,000. The vessel is on timecharter until March, 2006, plus or minus one month, at $27,000 per day. The seller provided a novation agreement, regarding the transfer of the Charter. In conjunction with the acquisition, the Company will enter into a $19,000,000 floating rate loan facility and simultaneously refinance its existing floating rate facility.

         Management expects that the total cost for drydock and related repair work performed during 2004 will be approximately $2.6 million. The cost for drydock and related repair work totaled $3.6 million in 2003. The capitalized costs for scheduled classification survey and related vessel upgrades were $1.4 million in 2002 and $6.5 million in 2001.

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

         Under FASB Statement No. 4, all gains and losses from extinguishments of debt were required to be aggregated and if material, classified as an extraordinary item, net of related income tax effect. This Statement eliminates Statement 4 and thus the exception to applying Opinion 30 to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements--the exception to application of Statement 4 noted in Statement 64). As a result, gains and losses from extinguishments of debt should be classified as extraordinary items only if they meet the criteria in Opinion 30. Applying the provisions of Opinion 30 will distinguish transactions that are part of an entity's recurring operations as an extraordinary item. This Statement is effective for financial statements issued for fiscal years beginning after May 15, 2002. As a result of the adoption of this Statement in 2003, the gain on retirement of the Notes was classified as other income. In addition, the gains on constructive retirement included in the Consolidated Financial Statements of the Company as of December 31, 2002 and 2001 have been reclassified to other income.

         In November 2002, the FASB issued Financial Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, ("FIN 45"). FIN 45 requires a guarantor to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability at fair value for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. As the disclosure requirements in FIN 45 are effective for financial statements ending after December 15, 2002. Adoption of this Statement did not have a material effect on the Company's Consolidated Financial Statements.

         In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS No. 148"), Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. This Statement also amends the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decision with respect to stock-based employee compensation and the effect of the method used on reported results. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2002. Adoption of this Statement did not have a material impact on the Company's Consolidated Financial Statements.

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

         On January 17, 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 addresses the consolidation by business enterprise of variable interest entities and requires enterprises to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity's expected losses if they occur, or receive a majority of the entity's expected returns if they occur, or both. Application of FIN 46 is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. We are evaluating the impact the adoption of FIN 46 may have on the consolidated financial position of the Company.

C. Research and development, patents and licenses, etc.

         Not applicable

D. Trend information

         The tanker markets started the year off at relatively low levels. During the first quarter, rates firmed considerably in all segments of the tanker market and stayed strong through the middle of the year. As global seasonal demand dropped off in the summer months, rates softened. During the third quarter of 2003, due to increased global demand for oil, as economic growth picked up in Asia, the USA, and Europe rates started to firm and continued on an upward path through the end of the year.

         Demand for Product Carriers in particular expanded in the last quarter of 2003 in order to satisfy ever increasing demand for refined products. As refineries in the USA are being run at close to 100 percent utilization, the growth in demand for refined products is being increasingly supplied by imported products as opposed to products refined in the USA. Although the supply of MR Product Carriers is also growing, demand is outstripping supply as ton miles are increasing in this segment.

         The company foresees a strong first half of 2004 as strong demand for imported gasoline and refined products persists due to the factors mentioned above. During the third quarter, seasonal weakening of product demand should soften rates below the strong first half numbers before another boost in rates is expected late in the forth quarter of 2004.

E. Off-balance sheet arrangements

         Not applicable

F. Tabular disclosure of contractual obligations

         The Company's contractual obligations include the Cliaship mortgage and the note payable to related party. The aggregate maturities are as follows:

         2004               $ 6,799,312
         2005                13,310,674
                            -----------
                            $20,109,986
                            ===========

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

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The directors and executive officers of the Company as of December 31, 2003 are as follows:

Name                       Age        Position with the Company
----                       ---        -------------------------

Michael S. Hudner          56         Chairman of the Board, President and Chief
                                      Executive  Officer and Class A Director

Trevor J. Williams         61         Vice President and Class A Director

R. Anthony Dalzell         59         Treasurer and Chief Financial Officer and
                                      Class B Director

Charles L. Brock           60         Class B Director

John M. LeFrere            58         Class A Director

Anthony J. Hardy           63         Class A Director

Per Ditlev-Simonsen        71         Class B Director


         All directors and executive officers of the Company were first elected in June 1988 except Mr. LeFrere, who was elected a director in December 1995, Mr. Dalzell, who was appointed to his position as Treasurer and Chief Financial Officer in March 1997 and elected as Class B Director in June 1997 and Messrs. Hardy and Ditlev-Simonsen, who were elected directors in February 1998.

         Pursuant to the Company's Articles of Incorporation, the Board of Directors is divided into two classes of at least three persons each. Each class is elected for a two-year term. The Class B directors will serve until the 2004 annual meeting and the Class A directors will serve until the 2005 annual meeting of shareholders. Officers are appointed by the Board of Directors and serve until their successors are appointed and qualified. Former Class B director Roger M. Jones retired during 2000 and has not been replaced.

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

C. Employees

         The Company employed, as of December 31, 2003, four non-salaried individuals on a part-time basis as officers of the Company and, through its vessel-owning subsidiaries, utilizes the services of approximately 518 officers and crew. The Company's vessels are manned principally by crews from the Philippines, Pakistan, Croatia, Turkey and India.

E.  Share ownership

See "Item 7.A.  Major shareholders."


Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

         The following table sets forth information as of December 31, 2003, concerning the beneficial ownership of the common stock of the Company by (i) the only persons known by the Company's management to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all executive officers and directors of the Company as a group:

Name of Beneficial Owner                                           Number of           Percent Of
                                                                     Shares              Common
                                                              Beneficially Owned        Stock (a)
                                                              ------------------   ------------------
Northampton Holdings Ltd. .................................        2,011,926             52.51%
Michael S. Hudner (b) .....................................        3,278,223             85.57%
Fundamental Securities International Ltd. .................        1,266,297             33.05%
Devonport Holdings Ltd. (c) ...............................        1,266,297             33.05%
Charles L. Brock ..........................................             --                  *
R. Anthony Dalzell (d) ....................................           11,600                *
John M. LeFrere ...........................................             --                  *
Anthony J. Hardy ..........................................             --                  *
Per Ditlev- Simonsen ......................................             --                  *
Trevor J. Williams (e) ....................................        3,278,223             85.57%
                                                              ------------------   ------------------
All executive officers and directors as a group (8 persons)        3,289,823             85.87%
                                                              ==================   ==================

------------------------
*Less than 1%

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

(d) Does not include 61,540 shares issuable by the Company upon exercise of options granted to an affiliated corporation of Mr. Dalzell by BHM. Mr. Dalzell disclaims beneficial ownership of 38,155 of such shares which are owned beneficially by members of his family.

(e) Comprised of shares shown in the table for NHL plus the shares held by Fundamental. Mr. Williams is president and a director of Fundamental and the president and a director of 95 Associates. Accordingly, Mr. Williams may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL and Fundamental. Does not include 600,000 shares issuable upon exercise of options granted to BHM.

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

         Currently, the Company pays BHM a monthly rate of $5,541 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index. These services include general, administrative and accounting services During the years ended December 31, 2003, 2002 and 2001, the Company paid BHM fees of approximately $860,000, $918,000 and $1,258,000, respectively.

         The Company also pays BHM a monthly rate of $11,379 per vessel for technical management services, which may be adjusted annually for any increases in the Consumer Price Index. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the years ended December 31, 2003, 2002 and 2001, the Company paid BHM fees of approximately $1,673,000, $1,183,000 and $1,188,000, respectively for these services.

         The Company engages BHM to provide commercial management services at a monthly rate of $9,024 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM. Commercial managers provide marketing and operations services. During the years ended December 31, 2003, 2002 and 2001, the Company paid BHM fees of approximately $1,327,000, $1,300,000 and $1,291,000, respectively for these services.

         Dominion paid BHM $72,000 and $59,000 during 2002 and 2001, respectively for commercial management services. ABSC paid BHM a total of $86,000 in 2003 and $103,000 in 2002 and 2001, for general, administrative and accounting services and for technical management services.

         BHM received brokerage commissions of $84,000 in connection with the sale of the M/T POCASSET in 2001. The Company also paid BHM standard industry chartering commissions of $326,000 in 2003, $390,000 in 2002 and $279,000 in
2001 in respect of certain time charters in effect during those periods.

         During 2003, 2002 and 2001, the Company paid fees of $240,000 to J.V. Equities, Inc. for consulting services rendered. J.V. Equities is controlled by John LeFrere, a director of the Company. During 2003 and 2002, the Company paid fees of $58,000 and $81,000, respectively, to Dean Investments for consulting services rendered. Dean Investments is controlled by R. Anthony Dalzell, a director of the Company.

         The Company engaged Centennial Maritime Services Corp. ("Centennial"), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the years ended December 31, 2003, 2002 and 2001, the Company paid Centennial manning fees of approximately $329,000, $251,000 and $216,000, respectively. The Company previously obtained manning services at a similar rate from an unrelated third party.

         On June 1, 2003, the Company borrowed $1,050,000 from Providence Tankers Ltd., a company affiliated with the Company through common ownership. The note can be repaid at any time prior to the maturity date, April 1, 2005. Interest of 6.5% on the note is payable at maturity. At December 31, 2003, the balance of the note payable was $944,686.

         During 1998, the Company's Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. At December 31, 2003, a total of 32,261 shares have been issued from treasury stock being held for this purpose. Compensation cost of $35,200 based on the market price of the shares at the date of issue was included as management fees to related parties in the Consolidated Statement of Operations as of December 31, 2003. Due to forfeitures, no shares were issued during 2002. Compensation cost of $91,000 was included as management fees to related parties in the accompanying Consolidated Statements of Operations as of December 31, 2001.

         Effective December 31, 2000, the Company granted 600,000 stock options, with a value of $78,000 to BHM as payment for services in connection with the acquisition of the Notes. The exercise price is the fair market value at the date of grant and the options are exercisable over a ten-year period.

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

         For the policy period ending February 20, 2004, the Company placed 35% of its H&M insurance in excess of claims of $125,000 each incident with NAL up to a maximum of $125,000 each incident on three vessels and up to a maximum of $50,000 each incident on four vessels. In addition, the Company placed 55% of its H&M insurance in excess of $125,000 each incident with NAL, which risk NAL fully reinsured. Further it placed 100% of its Increased Value insurance with NAL, which risk NAL also fully reinsured. For the policy period ending February 20, 2003, the Company placed 52.5% of its H&M insurance in excess of claims of $125,000 each incident with Northampton Assurance Ltd. ("NAL"), up to a maximum of $125,000 each incident, on three vessels. NAL is a wholly owned subsidiary of NHL. In addition, the Company placed 22.5% of its H&M in excess of claims of

$125,000 each incident on all vessels, with NAL. Additional risk assumed by NAL was fully reinsured. Vessel operating expenses on the Consolidated Statements of Operations include approximately $475,000, $499,000 and $437,000 of insurance premiums and approximately $157,000, $87,000 and $115,000 of brokerage commissions payable to NAL during 2003, 2002 and 2001, respectively.

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

         Not applicable

Item 9. THE OFFER AND THE LISTING

A. Offer and listing details

         The following table sets forth, for the last six months, the high and low sales price, for the two most recent fiscal years, the quarterly high and low sales prices and for the last five fiscal years, the annual high and low sales price for a share of Common Stock on the American Stock Exchange:

                                                Sales price
                                                -----------

                                            High           Low
                                            ----           ---

         2003
         ----

         1st Quarter                        7.48           7.11
         2nd Quarter                        7.45           7.12
         3rd Quarter                        7.40           6.50
         4th Quarter                       16.65           6.71

         July                               7.40           6.50
         August                             6.75           6.50
         September                          7.00           6.55
         October                           10.80           6.71
         November                          16.65           8.20
         December                          12.00           8.27

         2002
         ----

         1st Quarter                       8.20            5.60
         2nd Quarter                       7.95            6.75
         3rd Quarter                       7.65            6.00
         4th Quarter                       7.45            4.90

         Annual
         ------

         2001                              6.25            0.40
         2000                              2.25            0.25
         1999                              4.00            1.00
         1998                              9.00            2.63


---------------------
         As of December 31, 2003, there were 248 record holders of Common Stock, 205 of whom, holding approximately 24% of the outstanding shares of Common Stock, had registered addresses in the United States.

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

         Credit risk with respect to trade accounts receivable is limited due to the long standing relationships with significant customers and their relative financial stability. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. At December 31, 2003, the Company's three largest accounts receivable balances amounted to 73% of the total. At December 31, 2002, the Company's four largest accounts receivable balances represented 49% of total accounts receivable. At December 31, 2001, the Company's two largest accounts receivable balances represented 72% of total accounts receivable. The allowance for doubtful accounts was $108,000 at December 31, 2003 and 2002.

Item 15. CONTROLS AND PROCEDURES

A. As of the end of the period covered by this annual report, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was carried out under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the

         Company's management has concluded that the Company's disclosure controls and procedures are effective to ensure that material information relating to the Company and its consolidated subsidiaries is made known to them, particularly during the period when our periodic reports are being prepared.

B. Subsequent to the date of management's evaluation, there were no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. Audit Committee Financial Expert

         The Company's Board of Directors has determined that Charles Brock and John Lefrere, who are both members of the Audit Committee, are duly qualified as Financial Experts.

Item 16B. Code of Ethics

         The Company has adopted a Code of Ethics that applies to all officers, directors and employees (collectively, the "Covered Persons"). The Company expects each of the Covered Persons to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, to comply with all applicable laws, rules and regulations, to deter wrongdoing, and to abide by the Code of Ethics.

         Any change to or waiver of the Code of Ethics for Covered Persons must be approved by the Board and disclosed promptly to the Company's shareholders.

         The Company undertakes to provide a copy of the Code of Ethics, free of charge, upon written request to the Secretary at the following address: B+H Ocean Carriers, Ltd, 3rd Floor, Par La Ville Place, 14 Par La Ville Road, Hamilton HM 08, Bermuda, Attention: Deborah Paterson.

Item 16C. Principal Accounting Fees and Services

         Fees, including reimbursements for expenses, for professional services rendered by PricewaterhouseCoopers, LLP for the audit of the Company's annual financial statements for the years ended December 31, 2003 and 2002 were $105,000 and $99,000, respectively. PricewaterhouseCoopers, LLP did not provide other services to the Company.


Item 17. FINANCIAL STATEMENTS

         The Company has elected to furnish the financial statements and related information specified in Item 18.

Item 18. FINANCIAL STATEMENTS.

         The following Consolidated Financial Statements of the Company and its subsidiaries appear at the end of this Annual Report:

                                                                        Page No.
                                                                        --------
         Consolidated Financial Statements:

         Report of Independent Auditors                                    F-2

         Consolidated Balance Sheets at December 31, 2003 and
              2002                                                         F-3

         Consolidated Statements of Operations for the Years Ended
            December 31, 2003, 2002 and 2001                               F-4

         Consolidated Statements of Changes in Stockholders' Equity
            for the Years Ended December 31, 2003, 2002 and 2001           F-5

         Consolidated Statements of Cash Flows for the Years Ended
            December 31, 2003, 2002 and 2001                               F-6

         Notes to Consolidated Financial Statements                        F-7

Item 19. EXHIBITS.

I.       Promissory Note dated February 1, 2003 between  Providence Tankers Ltd.
            and B+H Ocean Carriers, Ltd providing for a loan to the Company.
II.      Amendment No.1 dated April 16, 2003 to the Loan agreement  dated August
            8, 2002 between Nordea Bank Norge ASA and Cliaship Holdings Ltd. providing for a $38,648,000 Secured Term Loan Facility.
III.     Stock Repurchase Agreement dated March 12, 2004 between Atlantic Bulker
            Shipping Corp., Liberia, and Paradise Investments Ltd., Marshall Islands, regarding the repurchase of all shares of the capital stock of Atlantic Bulker Shipping Corp. owned by Paradise Investments Ltd.

--------------------------------

         The following documents have been filed as Exhibits to the Annual Report on Form 20F of B+H Ocean Carriers Ltd., incorporated herein by reference:

         Loan Agreement dated 8th August 2002 between Nordea Bank Norge ASA and Claiship Holdings Ltd. providing for a $38,648,000 Secured Term Loan Facility

         Agreement dated 31st May 2002 between B+H Ocean Carreirs, Ltd. and Paradise Investments Ltd. relating to the sale of shares of Atlantic Bulker Shipping Corp.

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


                             B+H OCEAN CARRIERS LTD.
                                  (Registrant)




Date:  February 16, 2004                    By: /s/ Michael S. Hudner
     --------------------------                ---------------------------------
                                               Chairman of the Board, President,
                                               Chief Executive Officer and
                                               Class A Director

CERTIFICATION PURSUANT TO SECTION 302 (RULES 13A - 14(A) AND 15D - 14(A)) OF THE SARBANES-OXLEY ACT OF 2002

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

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
     (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report based on such evaluation; and
     (d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing equivalent function):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.


Date:  April 12, 2004            By:  /s/ Michael S. Hudner
       --------------               --------------------------------------------
                                    Michael S. Hudner
                                    Chairman of the Board, President and
                                    Chief Executive Officer and Class A Director

CERTIFICATION PURSUANT TO SECTION 302 (RULES 13A - 14(A) AND 15D - 14(A)) OF THE SARBANES-OXLEY ACT OF 2002

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

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
     (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report based on such evaluation; and
     (d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing equivalent function):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.


Date:  April 12, 2004                   By:  /s/R. Anthony Dalzell
      ---------------                      -------------------------------------
                                           R. Anthony Dalzell
                                           Treasurer and Chief Financial Officer
                                           And Class B Director

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of B+H Ocean Carriers Ltd.; (the "Company") on Form 20-F for the year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael S. Hudner, Chairman of the Board, President and Chief Executive Officer and Class A
Director of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13 (a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.





Date: April 12, 2004              By: /s/ Michael S. Hudner
--------------------              -------------------------
                                  Michael S. Hudner
                                  Chairman of the Board, President and
                                  Chief Executive Officer and Class A
                                  Director

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 - continued


In connection with the Annual Report of B+H Ocean Carriers Ltd.; (the "Company") on Form 20-F for the year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, R. Anthony Dalzell, Treasurer and Chief Financial Officer and Class B Director of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13 (a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

     (3) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.





Date: April 12, 2004                       By: /s/R. Anthony Dalzell
--------------------                       -------------------------
                                           R. Anthony Dalzell
                                           Treasurer and Chief Financial Officer
                                           And Class B Director

Item 18.  FINANCIAL STATEMENTS.




                             B+H Ocean Carriers Ltd.
                   Index to Consolidated Financial Statements



Report of Independent Auditors.........................................      F-2

Consolidated Balance Sheets as of December 31, 2003 and 2002...........      F-3

Consolidated Statements of Operations for the three years
   ended December 31, 2003.............................................      F-4

Consolidated Statements of Changes in Shareholders' Equity for the
   three years ended December 31, 2003.................................      F-5

Consolidated Statements of Cash Flows for the three years ended
   December 31, 2003...................................................      F-6

Notes to Consolidated Financial Statements.............................      F-7

                         Report of Independent Auditors



To the Board of Directors and Shareholders of B+H Ocean Carriers Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of B+H Ocean Carriers Ltd. and its subsidiaries (the "Company") at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




PricewaterhouseCoopers LLP
New York, NY
February 16, 2004, except for Notes 3 and 11, as to which the date is April 7, 2004


                             B+H Ocean Carriers Ltd.
                           Consolidated Balance Sheets
                           December 31, 2003 and 2002


                                     Assets
                                                                       2003             2002
                                                                  -------------    -------------
Current assets:
Cash and cash equivalents                                         $   2,908,824    $   7,587,259
Trade accounts receivable, less allowance for doubtful accounts       1,824,008        4,314,491
  of $108,000 in 2003 and 2002
Inventories                                                             907,947        1,803,621
Prepaid expenses and other current assets                               893,433          883,767
                                                                  -------------    -------------
Total current assets                                                  6,534,212       14,589,138
                                                                  -------------    -------------

Vessels, at cost:
Vessels                                                              97,148,430      144,218,362
Less - Accumulated depreciation                                     (33,285,112)     (42,124,381)
                                                                  -------------    -------------
                                                                     63,863,318      102,093,981
                                                                  -------------    -------------
Investments and other assets                                            432,682          901,974
                                                                  -------------    -------------

Total assets                                                      $  70,830,212    $ 117,585,093
                                                                  =============    =============


                     Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable                                                  $   7,446,879    $   6,931,618
Accrued liabilities                                                   1,764,877        2,062,695
Accrued interest                                                        188,869        1,416,729
Current portion of mortgage payable                                   6,799,312       11,923,000
Deferred income                                                         730,255          788,827
Other liabilities                                                        94,442          696,874
                                                                  -------------    -------------
Total current liabilities                                            17,024,634       23,819,743

Note payable to related party                                           944,686             --
9-7/8% first preferred ship mortgage notes                                 --         12,230,000
Mortgage payable                                                     12,365,988       27,959,750
                                                                  -------------    -------------
Total liabilities                                                    30,335,308       64,009,493
                                                                  -------------    -------------

Commitments and contingencies (Note 8)

Minority interest in subsidiary                                            --             23,866

Shareholders' equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
     no shares issued and outstanding                                      --               --
Common stock, $0.01 par value; 30,000,000 shares authorized;
     4,313,916 shares issued, 3,831,177 and 3,839,522 shares
     outstanding as of December 31, 2003 and 2002, respectively          43,140           43,140
Paid-in capital                                                      38,142,343       38,041,981
Retained earnings                                                     5,383,279       18,475,564
                                                                  -------------    -------------
                                                                     43,568,762       56,560,685
Less - Treasury stock                                                 3,073,858        3,008,951
                                                                  -------------    -------------
Total shareholders' equity                                           40,494,904       53,551,734
                                                                  -------------    -------------
Total liabilities and shareholders' equity                        $  70,830,212    $ 117,585,093
                                                                  =============    =============



The accompanying notes are an integral part of these consolidated financial statements.


                             B+H Ocean Carriers Ltd.
                      Consolidated Statements of Operations
              For the years ended December 31, 2003, 2002 and 2001



                                                                       2003            2002            2001
                                                                   ------------    ------------    ------------
Revenues:
Voyage, time and bareboat charter revenues                         $ 55,156,875    $ 64,537,505    $ 67,324,434
Other income                                                               --            27,881         397,170
                                                                   ------------    ------------    ------------
Total revenues                                                       55,156,875      64,565,386      67,721,604

Operating expenses:
Voyage expenses                                                      19,373,318      28,683,727      21,728,221
Vessel operating expenses, drydocking and survey costs               25,089,187      16,282,104      15,582,033
Depreciation and amortization                                         9,024,806      10,407,804      10,008,586
Loss on sale of vessels                                              16,187,604            --           545,386
General and administrative:
Management fees to related party                                        891,570         908,366       1,009,437
Other                                                                 3,006,315       2,595,052       2,829,651
                                                                   ------------    ------------    ------------
Total operating expenses                                             73,572,800      58,877,053      51,703,314
                                                                   ------------    ------------    ------------

Income from vessel operations                                       (18,415,925)      5,688,333      16,018,290
                                                                   ------------    ------------    ------------

Other income (expense):
Gain on retirement of 9-7/8% First Preferred Ship Mortgage Notes      6,803,965         797,875         513,131
Interest expense                                                     (1,506,023)     (3,442,857)     (5,574,899)
Interest income                                                           1,832          36,981         196,382
Earn-out interest                                                          --         1,004,150            --
Loss (income) to minority interest in subsidiary                         23,866            --           (33,196)
                                                                   ------------    ------------    ------------
Total other expenses, net                                             5,323,640      (1,603,851)     (4,898,582)
                                                                   ------------    ------------    ------------

Net (loss) income                                                  $(13,092,285)   $  4,084,482    $ 11,119,708
                                                                   ============    ============    ============

Basic (loss) earnings per common share                             $      (3.41)   $       1.06    $       2.63
                                                                   ============    ============    ============
Diluted (loss) earnings per common share                           $      (3.41)   $       0.93    $       2.37
                                                                   ============    ============    ============
Weighted average number of shares outstanding:
Basic                                                                 3,835,269       3,869,865       4,221,228
                                                                   ============    ============    ============
Diluted                                                               3,835,269       4,413,423       4,691,082
                                                                   ============    ============    ============



The accompanying notes are an integral part of these consolidated financial statements.

                             B+H Ocean Carriers Ltd.
           Consolidated Statements of Changes in Shareholders' Equity






                                             Common        Treasury         Paid-in       Retained
                                             Stock           Stock          Capital       Earnings        Total
                                         ------------    ------------    ------------   ------------   ------------
Balance, December 31, 2000                     43,140      (1,038,519)     38,294,437      3,338,844     40,637,902
Net income                                                                                11,119,708     11,119,708
Treasury shares issued (1)                                    158,754                        (67,470)        91,284
Treasury shares acquired (2)                               (1,488,521)                                   (1,488,521)
                                         ------------    ------------    ------------   ------------   ------------

Balance, December 31, 2001                     43,140      (2,368,286)     38,294,437     14,391,082     50,360,373
Net income                                                                                 4,084,482      4,084,482
Treasury shares acquired (2)                                 (640,665)                                     (640,665)
Sale of consolidated subsidiary (3)                                          (252,456)                     (252,456)
                                         ------------    ------------    ------------   ------------   ------------

Balance, December 31, 2002               $     43,140    $ (3,008,951)   $ 38,041,981   $ 18,475,564   $ 53,551,734
Net loss                                                                                 (13,092,285)   (13,092,285)
Contribution from minority shareholder                                         93,990                        93,990
Treasury shares issued (1)                                     28,815           6,372                        35,187
Treasury shares acquired (2)                                  (93,722)                                      (93,722)
                                         ------------    ------------    ------------   ------------   ------------

Balance, December 31, 2003               $     43,140    $ (3,073,858)   $ 38,142,343   $  5,383,279   $ 40,494,904
                                         ============    ============    ============   ============   ============







Shares outstanding at December 31, 2003, 2002 and 2001 totaled 3,831,177, 3,839,522 and 3,937,422, respectively.


     (1)  Treasury shares issued per 1998 Agreement, see NOTE 5.
     (2) Pursuant to a program to repurchase up to 600,000 shares for reissuance to B+H Management Ltd. ("BHM") when options are exercised. See NOTE 5.
     (3)  Loss on sale of consolidated subsidiary, see NOTE 4.


                             B+H Ocean Carriers Ltd.
                      Consolidated Statements of Cash Flows
              For the years ended December 31, 2003, 2002 and 2001


                                                                            2003            2002            2001
                                                                        ------------    ------------    ------------
Cash flows from operating activities:
Net income                                                              $(13,092,285)   $  4,084,482    $ 11,119,708
Adjustments to reconcile net income to net cash provided by (used in)
   operating activities:
Depreciation and amortization                                              9,024,806      10,407,804      10,008,586
Loss on sale of vessels                                                   16,187,604            --           545,386
 Income to minority interest in subsidiary                                   (23,866)           --            33,196
Other                                                                         35,187            --            91,284
Provision for bad debts                                                         --           108,000            --
Earn-out interest                                                               --        (1,004,150)           --
Gain on retirement of 9-7/8% First Preferred Ship Mortgage Notes          (6,803,965)       (797,875)       (513,131)
Changes in assets and liabilities (Note A):
   Decrease (increase) in trade accounts receivable                        2,490,483      (3,406,062)        628,904
   Decrease (increase) in inventories                                        895,674        (834,783)       (277,167)
   (Increase) decrease in prepaid expenses and other current assets          (11,089)         22,437        (135,918)
   Increase (decrease) in accounts payable                                   515,261       1,469,076         (34,632)
   (Decrease) increase in accrued liabilities                               (296,395)     (2,344,655)         14,025
   Decrease in accrued interest and earn-out interest                     (1,227,860)       (624,888)     (1,219,834)
   Decrease increase in deferred income                                      (58,572)       (235,987)       (470,628)
   (Decrease) increase in other liabilities                                 (602,432)        488,749         (80,252)
   Decrease in security deposit payable                                         --              --        (2,500,000)
                                                                        ------------    ------------    ------------
Total adjustments                                                         20,124,836       3,247,666       6,089,819
                                                                        ------------    ------------    ------------
Net cash provided by operating activities                                  7,032,551       7,332,148      17,209,527

Cash flows from investing activities:
  Investment in subsidiary, net of cash paid                                    --              --           278,168
  Investment in vessels, net                                                    --        (1,405,082)     (6,515,101)
  Proceeds from sale of vessels                                           13,209,375            --        12,893,000
  Loans to affiliates                                                           --           736,750        (624,082)
                                                                        ------------    ------------    ------------
Net cash provided by (used in) investing activities                       13,209,375        (668,332)      6,031,985
                                                                        ------------    ------------    ------------

Cash flows from financing activities:
  Payments for debt issuance costs                                           (71,894)       (423,816)       (449,829)
  Contribution from minority shareholder                                      93,990            --              --
  Retirement of 9-7/8% First Preferred Ship Mortgage Notes                (5,075,971)       (452,125)       (651,869)
  Purchase of treasury stock                                                 (93,722)       (640,665)     (1,488,521)
  Proceeds from vessel financing                                           4,995,298      38,648,000            --
  Proceeds from related party loan                                           944,686            --              --
  Payment of earn-out interest                                                  --        (2,968,999)           --
  Payments of mortgage principal                                         (25,712,748)    (45,506,941)    (21,602,059)
                                                                        ------------    ------------    ------------
Net cash used in financing activities                                    (24,920,361)    (11,344,546)    (24,192,278)

Net decrease in cash and cash equivalents                                 (4,678,435)     (4,680,730)       (950,766)
Cash and cash equivalents, beginning of year                               7,587,259      12,267,989      13,218,755
                                                                        ------------    ------------    ------------
Cash and cash equivalents, end of year                                  $  2,908,824    $  7,587,259    $ 12,267,989
                                                                        ============    ============    ============


NOTE A: Net of effects of acquisitions of Atlantic Bulker Shipping Corp. and Dominion Bulk Ltd. in 2001. Supplemental schedule of noncash financing and investing transactions (Note 10).

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

         As of December 31, 2003, the Company owned and operated nine product tankers. As of December 31, 2002, the Company owned and operated nine product tankers, four chemical/product tankers and had a 50% interest in one bulk carrier.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

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

         Under a time charter, the Company places a vessel at the disposal of a charterer for a given period of time in return for the payment of a specified rate per DWT capacity per month or a specified rate of hire per day. Voyage costs are the responsibility of the charterer. Revenue from time charters in progress is calculated using the daily charter hire rate, net of brokerage commissions, multiplied by the number of on-hire days through the year-end.

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

         Credit risk with respect to trade accounts receivable is limited due to the long standing relationships with significant customers and their relative financial stability. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses when necessary. At December 31, 2003, the Company's three largest accounts receivable balances amounted to 73% of the total. At December 31, 2002, the Company's four largest accounts receivable balances represented 49% of total accounts receivable. The allowance for doubtful accounts was $108,000 at December 31, 2003 and 2002.

         Revenues in 2003 included charter hire revenues of $10.4 million from Bunge Global Markets, $6.8 million from Shell International and $6.6 million from Lexington Shipping representing 18.9%, 12.3% and 11.9% of total revenues, respectively. In 2002, revenues of $7.4 million from Ceres Hellenic represented 11.3% of total revenues. During 2001, revenues of $7.8 million from Ceres Hellenic, $7.8 from Shell Oil Company and $6.9 million from Alpine represented 11.5%, 11.5% and 10.3%, respectively of total revenues.

Basic and diluted net income per common share:

         Basic net income per common share is computed by dividing the net income for the year by the weighted average number of common shares outstanding in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), Earnings per Share. Diluted earnings per share ("EPS") is calculated by dividing net income for the year by the weighted average number of common shares, increased by potentially dilutive securities. In 2002, diluted EPS reflects the net effect on shares outstanding, using the treasury stock method, of the stock options granted to BHM in 2000 and the treasury shares held to satisfy the 1998 agreement discussed in NOTE 5.

                                                           2003          2002
                                                       -----------   -----------

Weighted average number of shares outstanding            3,835,269     3,869,865
Net effect of outstanding stock options                    521,363       506,542
Stock compensation shares not issued                        32,261        37,016
                                                       -----------   -----------

Diluted shares outstanding                               4,388,893     4,413,423
                                                       ===========   ===========

         In 2003, the net effect on shares outstanding, using the treasury stock method, of the stock options granted to BHM in 2000 and the treasury shares held to satisfy the 1998 agreement was anti-dilutive. There is therefore no difference between EPS and diluted earnings per share in 2003.

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

         Capital improvements to vessels made during special surveys are capitalized when incurred and amortized over the 5-year period until the next special survey. There were no special surveys in 2003. Capital improvements totaled $1,405,000 and $6,515,000 for the years ended December 31, 2002 and 2001, respectively, for classification survey, vessel upgrades and related work.

Repairs and maintenance:

         Expenditures for repairs and maintenance and drydocking of vessels are charged against income in the year incurred. Repairs and maintenance expense approximated $1,834,000, $1,554,000 and $1,351,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Drydocking expense was $3,552,000 for the year ended December 31, 2003.

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

         The Financial Accounting Standards Board ("FASB") has approved Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale and the principal implementation issues. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. This Statement supersedes SFAS No. 121. Adoption of the Statement did not have a material impact on the Company's Consolidated Financial Statements. There were no impairment issues recorded for the years ended December 31, 2003 and 2002.

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

Term loan issuance costs:

         Term loan issuance costs are amortized over the life of the obligation using the straight-line method, which approximates the interest method.

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

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Under FASB Statement No. 4, all gains and losses from extinguishments of debt were required to be aggregated and if material, classified as an extraordinary item, net of related income tax effect. This Statement eliminates Statement 4 and thus the exception to applying Opinion 30 to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements--the exception to application of Statement 4 noted in Statement 64). As a result, gains and losses from extinguishments of debt should be classified as extraordinary items only if they meet the criteria in Opinion 30. Applying the provisions of Opinion 30 will distinguish transactions that are part of an entity's recurring operations as an extraordinary item. This Statement is effective for financial statements issued for fiscal years beginning after May 15, 2002. As a result of the adoption of this Statement in 2003, the gain on retirement of the Notes was classified as other income. In addition, the gain on constructive retirement included in the Consolidated Financial Statements of the Company as of December 31, 2002 and 2001 has been reclassified to other income.

         In November 2002, the FASB issued Financial Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, ("FIN 45"). FIN 45 requires a guarantor to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability at fair value for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. As the disclosure requirements in FIN 45 are effective for financial statements ending after December 15, 2002. Adoption of this Statement did not have a material effect on the Company's Consolidated Financial Statements.

         In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS No. 148"), Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. This Statement also amends the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decision with respect to stock-based employee compensation and the effect of the method used on reported results. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2002. Adoption of this Statement did not have a material impact on the Company's Consolidated Financial Statements.

         On January 17, 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 addresses the consolidation by business enterprise of variable interest entities and requires enterprises to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity's expected losses if they occur, or receive a majority of the entity's expected returns if they occur, or both. Application of FIN 46 is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. We are evaluating the impact the adoption of FIN 46 may have on the consolidated financial position of the Company.

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3- ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS:

Issuance of 97/8% First Preferred Ship Mortgage Notes due 2007:

         Effective June 25, 1997, Equimar Shipholdings Ltd. ("Equimar") issued 97/8% First Preferred Ship Mortgage Notes (the "Notes") in the aggregate principal amount of $125,000,000. Equimar is a wholly owned subsidiary of the Company. The Notes were fully and unconditionally guaranteed by the Company, the sole stockholder of Equimar, and by certain subsidiaries of Equimar (the
"Subsidiary Guarantors"). The Notes were secured by first preferred ship mortgages on the 10 vessels owned by the Subsidiary Guarantors at December 31, 2001 and by certain other property and contract rights. During 2002, 2001, 2000 and 1998, the Company repurchased $1,250,000, $1,165,000, $109,355,000 and
$1,000,000, respectively of the Notes. In April 2003, the Company acquired the remaining $12,230,000 face value of the Notes from unaffiliated entities for an aggregate cost of $5,100,000. The difference between the cost of the investment in bonds and the corresponding bond liability was recorded in consolidation as a gain on the retirement of debt and included as gain in the Consolidated Statements of Operations at December 31, 2003. The Notes issue was subsequently cancelled.

Dominion Bulk Ltd.:

         During 2001, the Company acquired 375 shares, $1.00 par value, representing a 75% interest in Dominion Bulk Ltd. ("Dominion"), a start-up company operating dry cargo vessels in the Great Lakes trades. The results for Dominion are included in the accompanying Consolidated Statements of Operations. Dominion ceased operations in January 2003, at which time a call was made on the minority shareholder for its share of the accumulated deficit.

Atlantic Bulker Shipping Corp.:

         On June 1, 2002, the Company sold 50% of Atlantic Bulker Shipping Corp. ("ABSC") for $50,000 to an affiliated entity. The Company is deemed to have control of ABSC due to common ownership and it is therefore included in the accompanying Consolidated Financial Statements of the Company at December 31, 2003. The difference between the carrying value of the investment in ABSC at the date of the sale and the selling price of $252,000 was recorded as an adjustment to paid-in capital in the accompanying Consolidated Financial Statements of the Company. No losses were allocated to non-controlling shareholders of ABSC in the accompanying Consolidated Statements of Operations at December 31, 2003 due to the fact that such losses exceed the non-controlling interest in the equity capital. ABSC sold the M/V ALLIANCE TRADER in November 2003 (as discussed below) and subsequently ceased operations. On March 15, 2004, the Company, through a 50% owned consolidated subsidiary, acquired the remaining 50% of ABSC for $1.00.

Vessel disposals:

         On June 10, July 1, July 16 and July 17, 2003, the Company, through wholly owned subsidiaries, sold the vessels M/T CANSO for $2,675,000, M/T
CHEBUCTO for $2,675,000, M/T CASCO for $2,625,000 and M/T CATAUMET for $2,625,000. The aggregate excess of the book value of the vessels over the sales proceeds of $16.5 million is included in the Consolidated Statements of Operations as of December 31, 2003. The net proceeds of the sale were used to repay a portion of the mortgage as required under the amendment dated April 16, 2003.


                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         On November 6, 2003, the Company, through a 50% owned consolidated subsidiary, sold the vessel M/V ALLIANCE TRADER for $2,880,000. The excess of the selling price over the book value of $318,000 is included in the Consolidated Statements of Operations as of December 31, 2003. A portion of the proceeds was used to repay the balance of the floating rate loan facility dated
November 26, 1996.

NOTE 4-INVESTMENTS AND OTHER ASSETS:

         Investments and other assets is comprised of the following:


                                                                                  2003         2002

         Investment in NHL                                                     $   20,688   $   20,688
         Bond issue costs, net of accumulated amortization of $6,595,725 (1)         --        356,796
         Mortgage commitment fees                                                 283,070      364,952
         Other assets                                                             128,924      159,538
                                                                               ----------   ----------
         Total investments and other assets                                    $  432,682   $  901,974
                                                                               ==========   ==========


(1) Net of accumulated amortization of $6,595,725 at December 31, 2002. The balance was written off in conjunction with the retirement of the Notes in 2003.

         Bond issuance costs, including legal, accounting and underwriting fees, were incurred in connection with the issuance of the Notes.

         Mortgage commitment fees incurred in connection with the Cliaship Holdings Ltd. ("Cliaship") loan facility dated August 8, 2002 are being amortized over the 3-year term of the loan. Cliaship is a wholly owned subsidiary of the Company. Mortgage commitment fees incurred in connection with the Cliaship loan facility dated November 7, 2000 were written off in conjunction with the refinancing discussed in NOTE 6.

NOTE 5-RELATED PARTY TRANSACTIONS:

         The Company engages B+H Management Ltd. ("BHM"), a company 75% indirectly owned by two individuals who have effective voting control over the Company, to provide management services at a monthly rate of $5,541 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. These services include general, administrative and accounting services During the years ended December 31, 2003, 2002 and 2001, the Company paid BHM fees of approximately $860,000, $918,000 and $1,258,000, respectively.

         The Company engages BHM to provide technical management services at a monthly rate of $11,379 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from B+H Equimar (Singapore) Pte. Ltd., which is owned by BHM. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the years ended December 31, 2003, 2002 and 2001, the Company paid BHM fees of approximately $1,673,000, $1,183,000 and $1,188,000, respectively for these services.

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The Company engages BHM to provide commercial management services at a monthly rate of $9,024 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM. Commercial managers provide marketing and operations services. During the years ended December 31, 2003, 2002 and 2001, the Company paid BHM fees of approximately $1,327,000, $1,300,000 and $1,291,000, respectively for these services.

         Dominion Bulk Carriers Ltd. paid $72,000 and $59,000 during 2002 and 2001, respectively for commercial management services. ABSC paid BHM a total of $86,000 in 2003 and $103,000 in 2002 and 2001, for general, administrative and accounting services and for technical management services.

         BHM received brokerage commissions of $84,000 in connection with the sale of the M/T POCASSET in 2001. The Company also paid BHM standard industry chartering commissions of $326,000 in 2003, $390,000 in 2002 and $279,000 in
2001 in respect of certain time charters in effect during those periods.

         The Company engaged Centennial Maritime Services Corp. ("Centennial"), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the years ended December 31, 2003, 2002 and 2001, the Company paid Centennial manning fees of approximately $329,000, $251,000 and $216,000, respectively. The Company previously obtained manning services at a similar rate from an unrelated third party.

         Effective December 31, 2000, the Company granted 600,000 stock options, with a value of $78,000, to BHM as payment for services in connection with the acquisition of the Notes. The exercise price is the fair market value at the date of grant and the options are exercisable over a ten-year period.

         Information regarding the stock options granted is as follows:

                                                                Option
                                                 Shares         Price
                                               ----------     ----------

         Outstanding at January 1, 2000                 -     $     1.00
         Granted                                  600,000
         Exercised                                      -
         Canceled                                       -
         Outstanding at December 31, 2000         600,000      $    1.00


         During 1998, the Company's Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. At December 31, 2003, a total of 32,261 shares have been issued from treasury stock being held for this purpose. Compensation cost of $35,200 based on the market price of the shares at the date of issue was included as management fees to related parties in the Consolidated Statement of Operations as of December

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


31, 2003. Due to forfeitures, no shares were issued during 2002. Compensation cost of $91,000 was included as management fees to related parties in the accompanying Consolidated Statements of Operations as of December 31, 2001.

         For the policy period ending February 20, 2004, the Company placed 35% of its H&M insurance in excess of claims of $125,000 each incident with NAL up to a maximum of $125,000 each incident on three vessels and up to a maximum of $50,000 each incident on four vessels. In addition, the Company placed 55% of its H&M insurance in excess of $125,000 each incident with NAL, which risk NAL fully reinsured. Further it placed 100% of its Increased Value insurance with NAL, which risk NAL also fully reinsured. For the policy period ending February 20, 2003, the Company placed 52.5% of its H&M insurance in excess of claims of $125,000 each incident with Northampton Assurance Ltd. ("NAL"), up to a maximum of $125,000 each incident, on three vessels. NAL is a wholly owned subsidiary of NHL. In addition, the Company placed 22.5% of its H&M in excess of claims of $125,000 each incident on all vessels, with NAL. Additional risk assumed by NAL was fully reinsured. Vessel operating expenses on the Consolidated Statements of Operations include approximately $475,000, $499,000 and $437,000 of insurance premiums and approximately $157,000, $87,000 and $115,000 of brokerage commissions payable to NAL during 2003, 2002 and 2001, respectively.

         During 2003, 2002 and 2001, the Company paid fees of $240,000 to J.V. Equities, Inc. a company controlled by a director of the Company, for consulting services rendered. During 2003 and 2002, the Company paid fees of $58,000 and $81,000, respectively, to Dean Investments for consulting services rendered. A director of the Company controls Dean Investments.

         On June 1, 2003, the Company borrowed $1,050,000 from Providence Tankers Ltd., a company affiliated with the Company through common ownership. The note can be repaid at any time prior to the maturity date, April 1, 2005. Interest of 6.5% on the note is payable at maturity. At December 31, 2003, the balance of the note payable was $944,686.


NOTE 6-MORTGAGE PAYABLE:

         On August 8,  2002,  Cliaship  entered  into a three  year  $38,648,000 floating rate loan facility secured by the three product tankers owned by Cliaship and the Notes acquired with the proceeds of the Cliaship loan dated October 26, 2000. A portion of the proceeds from the loan was used to pay the back-end fee associated with the Cliaship floating rate facility in effect at that time.

         On April 16, 2003, the Company amended the $38,648,000 floating rate loan facility agreement dated August 8, 2002. The amendment made available an additional $5,000,000 for the purpose of acquiring the remaining Notes. A portion of the proceeds was used to repay the short-term note from affiliates described below. In consideration for the cancellation of the Notes pledged as collateral for the original loan and as additional security for the obligations of the borrower, the Company agreed to provide to the lenders guarantees with respect to the original loan and mortgages on all of the vessels owned by the Company.

         The amended loan is repayable in nine quarterly installments commencing on July 7, 2003. Interest on the facility is equal to LIBOR plus 3%. The first installment of $6.0 million is followed by three installments of $2.2 million, five installments of $1.2 million and a balloon equal to the outstanding balance is due on the maturity date. In addition, proceeds of $10.4 million from the sale of four vessels were used to repay the mortgage, as required.

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



         Expenses associated with the loan include arrangement fees, which are capitalized and are being expensed over the three-year period of the loan.

         The agreement contains certain restrictive covenants on Cliaship, which among other things, require minimum collateral coverage, restrict the payment of dividends and restrict leverage, investment and capital expenditure without consent of the lender. At December 31, 2003 and 2002, the Company was in compliance with these covenants.

         Approximately aggregate maturities of long-term debt under the Cliaship facility is as follows:

         2004                      $   6,799,312
         2005                         12,365,988
                                   -------------
                                   $  19,165,300
                                   =============

         On November 26, 1996, ABSC entered into a $3,500,000 floating rate loan facility agreement secured by a dry bulk carrier. The original repayment terms required 16 quarterly installments of $156,250 and a balloon payment of $1,000,000 due in February 2001. Interest under the loan accrued at LIBOR plus 1.375% and was payable quarterly in arrears. The loan was amended and the maturity date extended to February 2004. On November 6, 2003, the Company, through ABSC, sold the M/V ALLIANCE TRADER for $2,880,000, and subsequently ceased operations. The excess of the selling price over the book value of $318,000 is included in the Consolidated Statements of Operations as of December 31, 2003. A portion of the proceeds was used to repay the balance of the loan facility.


NOTE 7-COMMITMENTS AND CONTINGENCIES:

         As discussed in NOTE 5, the Company entered into an agreement with BHM whereby shares of the common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will grant the shares of common stock to BHM at such time as the specific requirements of the agreement are met. At December 31, 2003, 32,261 shares have been issued from treasury stock being held for this purpose. Compensation cost of $35,200 based on the market price of the shares at the date of issue was included as management fees to related parties in the Consolidated Statement of Operations as of December 31, 2003.


NOTE 8-CONTINUING OPERATIONS:

         The Company's ability to meet its debt service obligations and to reduce its total indebtedness will depend upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. Although there can be no assurance that the Company's business will continue to generate cash flow at or above current levels, the Company believes that the significant reduction in indebtedness as a result of the cancellation of the Notes and the substantial mortgage principal reductions over the last several years increases the likelihood that it will generate cash flow at levels sufficient to satisfy its debt service.

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 9-FAIR VALUE OF FINANCIAL INSTRUMENTS:

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

NOTE 10-SUPPLEMENTAL CASH FLOW INFORMATION:

         The Company issued 4,755 shares from treasury stock in fulfillment of the agreement discussed in NOTE 5. Compensation cost of $35,187 based on the market price of the shares at the date of issue was included as management fees to related parties in the accompanying Consolidated Statements of Operations as of December 31, 2003. The excess of the cost of the shares to the Company over the market value of the shares at the date of issuance was charged to retained earnings.

         Cash paid for interest was  $2,323,000,  $2,471,000  and $7,766,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 11--SUBSEQUENT EVENTS:

         On March 12, 2004, the Company, through a wholly owned subsidiary, agreed to acquire a 98,000 DWT OBO (Ore/Bulk/Oil), a combination tanker/bulk carrier built in 1986, for $20,350,000. The vessel is on timecharter until March, 2006, plus or minus one month, at $27,000 per day. The seller provided a novation agreement, regarding the transfer of the Charter. In conjunction with the acquisition, the Company intends to enter into a $19,000,000 floating rate loan facility and simultaneously refinance its existing floating rate facility.

         On March 12, 2004, the Company, through a 50% owned consolidated subsidiary, acquired the 50% of ABSC owned by an affiliated entity for $1.00. See NOTE 3-Atlantic Bulker Shipping Corp.

                                 PROMISSORY NOTE

U.S. $1,150,000.00 Hamilton, Bermuda

FOR VALUE RECEIVED, B+H OCEAN CARRIERS LTD., a corporation organized and existing under the laws of the Republic of Liberia (the "Borrower"), hereby promises to pay to the order of PROVIDENCE TANKERS LTD. a corporation organized and existing under the laws of the British Virgin Islands (the "Lender"), at Par La Ville Place, 14 Par La Ville Road, Hamilton, Bermuda, the principal sum of One Million One Hundred Fifty Thousand United States Dollars (U.S. $1,150,000.00) or so much thereof as may at Borrower's request from time to time as herein provided be disbursed to, or for the benefit of the Borrower by Lender (the "Loan").

There shall be no further drawdown(s) under the Loan after December 31, 2003. The unpaid principal shall bear simple interest at the rate of 6.5% per annum. Interest shall be calculated based on the principal balance as may be adjusted from time to time to reflect additional advances made hereunder. Interest on the unpaid balance of this Note shall accrue monthly but shall not be due and payable until such time as when the principal balance of this Note becomes due and payable. The principal balance of this Note shall be due and payable on April 1, 2005. There shall be no penalty for early repayment of all or any part of the principal.

All interest shall accrue and be calculated on the actual number of days elapsed and on the basis of a 360-day year.

In the event that any holder of this Note shall institute any action for the enforcement or the collection of this Note, there shall be immediately due and payable, in addition to the unpaid balance hereof, all late charges and all costs and expenses of such action, including attorneys' fees.

The Borrower hereby waives presentment, protest, demand for payment, diligence, notice of dishonor and of nonpayment, and any and all other notices or demands in connection with the delivery, acceptance, performance, default or enforcement of this Note, hereby waives and renounces all rights to the benefits of any statute of limitations and any moratorium, appraisement, exemption and homestead now provided or which may hereafter be provided by any federal or state statute, including, without limitation, exemptions provided by any federal or state statute, including, without limitation, exemptions provided by or allowed under any federal or state bankruptcy or insolvency laws, both as to itself and as to all of its property, whether real or personal, against the enforcement and collection of the obligations evidenced by this Note and any and all extensions, renewals and modifications hereof and hereby consents to any extensions of time, renewals, releases of any party this Note, waiver or modification that may be granted or consented to by the holder of this Note.

The  Borrower   agrees  that  its   liabilities   hereunder   are  absolute  and
unconditional without regard to the liability of any other party and that no delay on the part of the holder hereof in exercising any power or right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any power or right hereunder preclude other or further exercise thereof or the exercise of any other power or right.

This Note shall be governed by and construed in accordance with the laws of Bermuda.


IN WITNESS WHEREOF, the Borrower has executed and delivered this Note as of February 24, 2003.


B+H OCEAN CARRIERS LTD.


By  /s/ Michael S. Hudner
   -----------------------------
   Name Michael S. Hudner
   Title Chief Executive Officer

                        AMENDMENT NO. 1 TO LOAN AGREEMENT
                        ---------------------------------

         THIS AMENDMENT NO. 1 TO LOAN AGREEMENT (this "Amendment") is made as of the 16th day of April, 2003 by and among (1) CLIASHIP HOLDINGS LTD., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the "Borrower"), (2) the banks, financial institutions and Persons listed on Schedule 1, as lenders (the "Lenders"), (3) NORDEA BANK NORGE ASA ("Nordea"), acting through its Oslo office, as administration agent for the Lenders (in such capacity, the "Administrative Agent") and as arranger (in such capacity, the "Arranger") and (4) NORDEA, acting through its New York branch, as security agent for the Lenders (in such capacity, the "Security Agent"), and amends and is supplemental to that Amended and Restated Loan Agreement dated as of August 8, 2002 (the "Original Agreement") made by and among the Borrower, the banks, financial institutions and Persons listed on Schedule 1 thereto, the Administrative Agent, the Arranger and the Security Agent.


                                WITNESSETH THAT:

         WHEREAS, pursuant to the Original Agreement, the Lenders made available to the Borrower a term loan in the principal amount of US$38,648,000 (the "Original Loan") for the purposes described in Section 3.1 thereof;

         WHEREAS, the Original Loan was evidenced by a promissory note (the "Original Note") in favor of the Security Agent;

         WHEREAS, the Borrower has requested that an additional amount (the "New Loan") up to US$5,000,000 to be made available to it for the purpose of acquiring the remaining outstanding Equimar Bonds;

         WHEREAS, Nordea, as a Lender, has agreed to advance the New Loan to the Borrower pursuant to the terms and conditions hereof;

         WHEREAS, the Original Loan was secured by, inter alia, a pledge in favor of the Security Agent of the Equimar Bonds having then been acquired by the Borrower (the "Pledge Bonds");

         WHEREAS, upon acquisition of the remaining outstanding Equimar Bonds by the Borrower with the proceeds of the New Loan, the Lenders have agreed, subject to the terms and conditions of this Amendment, to release the Pledged Bonds and upon such release the Borrower has agreed to cancel the Equimar Bonds;

         WHEREAS, as consideration for the cancellation of the Equimar Bonds and as additional security for the obligations of the Borrower with respect to the Original Loan and the New Loan, Equimar and certain of its Subsidiaries have agreed to provide to the Lenders, inter alia, guaranties with respect to the Original Loan and the New Loan and mortgages on their respective vessel(s);

         WHEREAS, certain Subsidiaries of Labrador Shipholdings Ltd., a British Virgin Islands company and a wholly-owned direct subsidiary of the Parent, intend to borrow up to US$226,700,000 (the "Newbuilding Loan") pursuant to a secured credit facility agreement for the purpose of acquiring three (3) Panamax oil tankers and four (4) MR product tankers currently under construction or to be constructed in Korea;

         WHEREAS, in connection with the Newbuilding Loan, the Parent shall be required by the lenders thereof to issue a guaranty (the "Newbuilding Guaranty") in favor of such lenders as security for the Newbuilding Loan;

         WHEREAS, the Newbuilding Loan will not be subordinated to the Original Loan and the New Loan; and

         WHEREAS, the Borrower has requested the Lenders' consent to the Newbuilding Loan and the Newbuilding Guaranty and the Lenders have agreed to consent to the Newbuilding Loan and the issuance of the Newbuilding Guaranty notwithstanding the prohibition against additional Indebtedness set forth in
Section 9.2(i) of the Original Agreement.

         NOW, THEREFORE, in consideration of the premises and such other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by the parties, it is hereby agreed as follows:

         1. Definitions. Unless otherwise defined herein, words and expressions defined in the Original Agreement have the same meanings when used herein, including in the recitals hereto.

         2. Representations and Warranties. The Borrower hereby reaffirms, as of the date hereof, each and every representation and warranty made thereby in the Original Agreement, the Note and the other Security Documents (updated mutatis mutandis).

         3. No Defaults. The Borrower hereby represents and warrants that as of the date hereof there exists no Event of Default or any condition which, with the giving of notice or passage of time, or both, would constitute an Event of Default.

         4. Performance of Covenants. The Borrower hereby reaffirms that, except as disclosed to the Administrative Agent, it has duly performed and observed the covenants and undertakings set forth in the Original Agreement, the Note and the other Security Documents to which it is a party, on its part to be performed, and covenants and undertakes to continue duly to perform and observe such covenants and undertakings, as amended hereby, so long as the Original Agreement, as the same is amended hereby and may hereafter be amended or supplemented, shall remain in effect.

         5. Amendment to the Original Agreement. Subject to the terms and conditions of this Amendment, the Original Agreement is hereby amended and supplemented as follows:

         (a) all references to "this Agreement" shall be deemed to refer to the Original Agreement as amended hereby;

         (b) all references to the "Note" shall be deemed to refer, collectively, to the Original Note and the New Note (as herein defined);

         (c) all references to the "Subordinated Loan Agreement" shall be deemed to refer to the Newbuilding Loan Agreement (as herein defined);

         (d) Section 1.1 shall be amended by inserting the following definition of "ACOAXET":

                  "means the 1982 built 35,597 dwt product tanker known as the ACOAXET registered under Bahamas flag with official number 706591 in the name of Acoaxet Shipping;";

         (e)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "Acoaxet Shipping":

                  "means Acoaxet Shipping Corp., a corporation organized and existing under the laws of the Republic of the Marshall Islands;";

         (f)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "ACUSHNET":

                  "means the 1981 built 35,597 dwt product tanker known as the ACUSHNET registered under Bahamas flag with official number 731965 in the name of Acushnet Shipping;";

         (g)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "Acushnet Shipping":

                  "means Acushnet Shipping Corp., a corporation organized and existing under the laws of the Republic of the Marshall Islands;";

         (h)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "AGAWAM":

                  "means the 1982 built 36,237 dwt product tanker known as the AGAWAM registered under Bahamas flag with official number 706592 in the name of Agawam Shipping;";

         (i)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "Agawam Shipping":

                  "means Agawam Shipping Corp., a corporation organized and existing under the laws of the Republic of the Marshall Islands;";

         (j)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "ANAWAN":

                  "means the 1981 built 35,597 dwt product tanker known as the ANAWAN registered under Bahamas flag with official number 731967 in the name of Anawan Shipping;";

         (k)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "Anawan Shipping":

                  "means Anawan Shipping Corp., a corporation organized and existing under the laws of the Republic of the Marshall Islands;";

         (l)      Section  1.1  shall  be  further   amended  by  amending   the
                  definition of "Assignments " so that it shall in its entirety read as follows:

                  "means the Earnings Assignments, the New Earnings Assignments, the Insurance Assignments and the New Insurance Assignments;";

         (m)      Section  1.1  shall  be  further   amended  by  amending   the
                  definition of "BONNIE S. SMITHWICK" so that it shall in its entirety read as follows:

                  "means the 1983 built 35,597 dwt product tanker known as the ALGONQUIN registered under Bahamas flag with official number 731966 in the name of Algonquin Shipping;";

         (n)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "C-Class Purchase Price Differential":

                  "means  the  difference   between   Twelve   Million   Dollars
                  ($12,000,000)   and  the  aggregate  amount  of  all  proceeds
                  received from the sale of all of the C-Class Vessels; provided, however, that in no event shall the C-Class Purchase Price Differential be less than zero (0);";

         (o)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "C-Class Vessels":

                  "means each of the CANSO, the CASCO, the CATAUMET and the CHEBUCTO;"

         (p)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "CANSO":

                  "means the 1980 built 31,766 dwt product tanker known as the CANSO registered under Liberian flag with official number 10885 in the name of Conquest Shipping;";

         (q)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "CASCO":

                  "means the 1981 built 31,745 dwt product tanker known as the CASCO registered under Liberian flag with official number 10881 in the name of Clipper Shipholdings;";

         (r)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "CATAUMET":

                  "means the 1980 built 31,676 dwt product tanker known as the CATAUMET registered under Liberian flag with official number 10884 in the name of Chrystal Shipping;";

         (s)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "CHEBUCTO":

                  "means the 1980 built 31,729 dwt product tanker known as the CHEBUCTO registered under Liberian flag with official number 10886 in the name of Courage Shipping;";

         (t)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "Chrystal Shipping":

                  "means Chrystal Shipping Corp., a corporation organized and existing under the laws of the Republic of Liberia;";

         (u)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "Clipper Shipholdings":

                  "means Clipper Shipholdings Corp., a corporation organized and existing under the laws of the Republic of Liberia;";

         (v)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "Conquest Shipping":

                  "means Conquest Shipping Corp., a corporation organized and existing under the laws of the Republic of Liberia;";

         (w)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "COMMUTER":

                  "means the 1981 built 38,565 dwt product tanker known as the COMMUTER registered under Liberian flag with official number 10828 in the name of Commuter Shipping;";

         (x)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "Commuter Shipping":

                  "means Commuter Shipping Corp., a corporation organized and existing under the laws of the Republic of Liberia;";

         (y)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "Conquest Shipping":

                  "means Conquest Shipping Corp., a corporation organized and existing under the laws of the Republic of Liberia;";

         (z)      Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "Courage Shipping":

                  "means Courage Shipping Corp., a corporation organized and existing under the laws of the Republic of Liberia;";

         (aa) Section 1.1 shall be amended by inserting the following definition of "Equimar Entity(ies)":

                  "means any or all, as the context requires, of Equimar and the Equimar Subsidiaries;";

         (bb) Section 1.1 shall be amended by inserting the following definition of "Equimar Subsidiaries":

                  "means each of Acoaxet Shipping, Acushnet Shipping, Agawam Shipping, Anawan Shipping, Chrystal Shipping, Clipper Shipholdings, Commuter Shipping, Conquest Shipping, Courage Shipping and Isabelle Shipholdings;";

         (cc) Section 1.1 shall be amended by inserting the following definition of "Existing Vessels":

                  "means any or all, as the context requires, of the BONNIE S. SMITHWICK, the AQUIDNECK and the SKOWHEGAN;";

         (dd)     Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "Isabelle Shipholdings":

                  "means Isabelle Shipholdings Corp., a corporation organized and existing under the laws of the Republic of Liberia;";

         (ee)     Section  1.1  shall  be  further   amended  by  amending   the
                  definition of "Loan" so that it shall in its entirety read as follows:

                  "means, collectively, (i) the loan facility to be made available by the Lenders to the Borrower in the principal amount of up to Thirty-Eight Million Six Hundred Forty-Eight Thousand Dollars ($38,648,000.00), or the balance thereof from time to time outstanding, and (ii) the New Loan;";

         (ff) Section 1.1 shall be amended by inserting the following definition of "New Guaranty":

                  "means the guaranty to be executed by the Equimar Entities in respect of the obligations of the Borrower under and in connection with this Agreement, the Note and the New Note in favor of the Security Agent in form satisfactory to the Administrative Agent;";

         (gg)     Section  1.1  shall  be  further   amended  by  amending   the
                  definition of "Mortgages" so that it shall in its entirety read as follows:

                  "means (i) the amended and restated first preferred Liberian ship mortgage in respect of the SKOWHEGAN, (ii) the first priority account current Bahamian mortgages together with the amended and restated deeds of covenants collateral thereto in respect of each of the AQUIDNECK and the BONNIE S. SMITHWICK, and (iii) each of the New Mortgages, each as executed by a Shipowning Corporation in favor of the Security Agent (as trustee for the Lenders) and each in form satisfactory to the Security Agent;";

         (hh)     Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "New Assignment Notices":

                  "means

                  (i) notices with respect to the New Earnings Assignments substantially in the form set out in Exhibit 1 thereto; and

                  (ii)     notices   with   respect   to  the   New   Insurances
                           Assignments  substantially  in the  form  set  out in
                           Exhibit 3 thereto;";

         (ii)     Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "New Earnings Assignments":

                  "means the assignments in respect of the earnings and charterparties of the New Vessels from any and all sources to be executed by the Equimar Subsidiaries in favor of the Security Agent in form satisfactory to the Administrative Agent;";

         (jj)     Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "New Insurance Assignments":

                  "means the assignments in respect of the insurances over the New Vessels from any and all sources to be executed by the Equimar Subsidiaries in favor of the Security Agent in form satisfactory to the Administrative Agent;";

         (kk) Section 1.1 shall be amended by inserting the following definition of "New Loan":

                  "means the loan facility to be made available by the Lenders to the Borrower in the principal amount of up to Five Million Dollars ($5,000,000), or the balance thereof from time to time outstanding;";

         (ll) Section 1.1 shall be amended by inserting the following definition of "New Loan Drawdown Date":

                  "means the date, being a Banking Day, upon which the Borrower has requested that the New Loan be made available to the Borrower and the New Loan is made available to the Borrower; provided, however, that the New Loan Drawdown Date shall not be later than May 31, 2003";

         (mm)     Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "New Mortgages":

                  "means, collectively, the first preferred Liberian ship mortgages or, as the case may be, the first priority account current Bahamian mortgages together with the deeds of covenants collateral thereto in respect of each of the New Vessels;

         (nn)     Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "New Note":

                  "means the promissory note to be executed by the Borrower to the order of the Security Agent to evidence the New Loan in form satisfactory to the Administrative Agent;";

         (oo)     Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "New Vessels":

                  "means any or all, as the context requires of the ACUSHNET, ACOAXET, AGAWAM, ANAWAN, CANSO, CASCO, CATAUMET, CHEBUCTO, COMMUTER and PEQUOD ";

         (pp)     Section  1.1  shall  be  further   amended  by  amending   the
                  definition of "Newbuilding Loan" so that it shall in its entirety read as follows:

                  "means that certain secured credit facility in the amount of up to US$226,700,000 to be advanced pursuant to the Newbuilding Loan Agreement to certain Subsidiaries of Labrador Shipholdings Ltd., a British Virgin Islands company and a wholly-owned direct subsidiary of the Parent, for the purpose of acquiring three (3) Panamax oil tankers and four (4) MR product tankers currently under construction or to be constructed in Korea";

         (qq)     Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "Newbuilding Loan Agreement":

                  "means that certain secured credit facility agreement to be entered into by and among, inter alia, certain Subsidiaries of Labrador Shipholdings Ltd. and the Second Mortgagees";

         (rr)     Section  1.1  shall  be  further   amended  by  amending   the
                  definition of "Payment Date" so that it shall in its entirety read as follows:

                  "means each of July 5, 2003, the dates falling at intervals of three (3) months thereafter and the Maturity Date; provided, however, if any such day is not a Banking Day, the next following Banking Day, unless such next following Banking Day falls in the following calendar month, in which case the relevant Payment Date shall be the immediately preceding Banking Day."

         (ss)     Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "PEQUOD":

                  "means the 1982 built 40,634 dwt product tanker known as the PEQUOD registered under Liberian flag with official number 10879 in the name of Isabelle Shipholdings;";

         (tt)     Section  1.1  shall  be  further   amended  by  inserting  the
                  following definition of "Scrap Value":

                  "means the value of a Vessel calculated by reference to the average prevailing market rate of a ton of scrap metal multiplied by the lightweight tonnage of the Vessel;"

         (uu)     Section  1.1  shall  be  further   amended  by  amending   the
                  definition of "Second Mortgagee(s)" so that it shall in its entirety read as follows:

                  "means the Security Agent and Collateral Trustee and those lenders identified as Facility B Lenders under and pursuant to the Newbuilding Loan Agreement;";

         (vv)     Section  1.1  shall  be  further   amended  by  amending   the
                  definition of "Security Documents" so that it shall in its entirety read as follows:

                  "means the Mortgages, the Assignments and any other documents (including, without limitation, the Guaranty and the New Guaranty) that may be executed as security for the Loan and the Borrower's obligations in connection therewith";

         (ww)     Section  1.1  shall  be  further   amended  by  amending   the
                  definition of "Security Party(ies)" so that it shall in its entirety read as follows:

                  "means the Borrower, the Parent, Equimar and each of the Shipowning Corporations;";

         (xx)     Section  1.1  shall  be  further   amended  by  amending   the
                  definition of "Shipowning Corporations" so that it shall in its entirety read as follows:

                  "means  each  of  Algonquin   Shipping,   Aquidneck  Shipping,
                  Skauholt Shipping and each of the Equimar Subsidiaries;";

         (yy) Section 1.1 shall be further amended by deleting in its entirety the definition of "Subordinated Loan Agreement";

         (zz)     Section  1.1  shall  be  further   amended  by  amending   the
                  definition of "Vessels " so that it shall in its entirety read as follows:

                  "means any or all, as the context requires, of the Existing Vessels and the New Vessels;";

         (aaa) Section 5.1 shall be amended in its entirety to read as follows:

                  "5.1 Repayment. The Borrower shall repay the principal amount of the Loan in ten (10) consecutive installments on each Payment Date, the first (1st) such installment being in the amount of Six Million Dollars ($6,000,000), the second (2nd) through ninth (9th) such installments inclusive being in the amount of Three Million Dollars ($3,000,000) each, and the tenth (10th) and final installment on the Maturity Date being in an amount equal to that which is necessary to repay the Loan in full together with accrued but unpaid interest and any other amounts owing by the Borrower or any other Security Party to any Agent, Arranger or Lender pursuant to this Agreement, the Note or any Security Document, due and payable on the Maturity Date; provided, however, that if all the C-Class Vessels are sold on or before July 31, 2003, the second (2nd) through fourth (4th) installments inclusive hereunder shall be reduced to the amount of the aggregate of
                  (i) Two Million Dollars ($2,000,000) and (ii) one-eighth (1/8) of the C-Class Purchase Price Differential each and, provided that, the Scrap Value of the Vessels then mortgaged to the Security Agent exceeds the outstanding balance of the Loan, the fifth (5th) through ninth (9th) installments inclusive hereunder shall be reduced to the amount of the aggregate of
                  (i) One Million Dollars ($1,000,000) and (ii) one-eighth (1/8) of the C-Class Purchase Price Differential each. In the event the Scrap Value of the Vessels does not exceed the outstanding balance of the Loan, the fifth (5th) through ninth (9th) installments shall be the aggregate of (i) Two Million Dollars ($2,000,000) and (ii) one-eighth (1/8) of the C-Class Purchase Price Differential each until such time as the Scrap Value of the Vessels exceeds the outstanding balance of the Loan.";

         (bbb) Section 5.4 shall be amended in its entirety to read as follows:

                  "5.4 Mandatory Prepayment; Loss of Vessel; Sale of C-Class Vessels. Upon (i) any sale of a Vessel (which in any event shall require the prior consent of the Administrative Agent) or (ii) the earlier of (x) ninety (90) days after the Total Loss (as such term is defined in the Mortgages) of a Vessel or
                  (y) the date on which the insurance proceeds in respect of such loss are received by the Borrower (or the Guarantor) or the Security Agent as assignee thereof, the proceeds shall be applied towards prepayment of the Loan. Borrower agrees to use its best efforts to effect the sale (which in any event shall require the prior consent of the Administrative Agent, which consent shall not be unreasonably withheld) of all of the C-Class Vessels on or before July 31, 2003."

         (ccc) Section 9.2(i) shall be amended in its entirety to read as follows:

                  "(i) Indebtedness. incur any Indebtedness, except (i) Indebtedness owed to an Affiliate or (ii) a guaranty or guaranties by the Parent in respect of the financing of newbuilding vessels as contemplated by the Newbuilding Loan and the Newbuilding Loan Agreement;";

         (ddd) Section 9.4 shall be amended in its entirety to read as follows:

                  "9.4 Asset Maintenance. If at any time after the Drawdown Date, the aggregate Fair Market Value of the Vessels (based upon the valuations obtained pursuant to Section 9.3) and the value of any additional collateral theretofore provided under this Section is less than one hundred forty-five percent (145%) of the total amount outstanding of the Loan (such percentage being the "Required Percentage"), the Borrower shall, within a period of thirty (30) days following receipt by the Borrower of written notice from the Administrative Agent notifying the Borrower of such shortfall and specifying the amount thereof (which amount shall, in the absence of manifest error, be deemed to be conclusive and binding on the Borrower), either (i) deliver to the Security Agent, upon the Administrative Agent's request, such additional collateral as may be satisfactory to the Lenders in their sole discretion of sufficient value to restore compliance with the Required Percentage or (ii) the Borrower shall prepay such amount of the Loan (together with interest thereon and any other monies payable in respect of such prepayment pursuant to Section 5.5) as shall result in the Fair Market Value of the Vessels being not less than the Required Percentage.";

         (eee) Schedule 1 shall be amended by inserting the following in place of the existing information with respect to Nordea Bank Norge ASA:

                  Nordea Bank Norge ASA     $29,155,000.00 United States Dollars

                  P.O. Box 1166 Sentrum 0107
                  Oslo, Norway Fax: 47 22 48
                  66 68 Phone: 47 22 48 5000


         6. The New Loan. (a) Purpose. Nordea, in its capacity as a Lender, shall make the New Loan available to the Borrower for the purpose of acquiring the remaining outstanding Equimar Bonds.

         (b) Making of the Loan. Nordea, in its capacity as a Lender and relying upon each of the representations and warranties set out in Section 2 hereof, hereby agrees with the Borrower that, subject to the terms of this Agreement and upon satisfaction of the conditions set forth in Section 10 hereof, it will make the New Loan available to the Borrower on the New Loan Drawdown Date.

         (c) Drawdown Notice. The Borrower shall, not less than three (3) Banking Days before the New Loan Drawdown Date, serve a notice (the "New Loan Drawdown Notice") on the Lenders which notice shall (a) be in writing addressed to the Administrative Agent;
                  (b) be effective on receipt by the Administrative Agent; (c) specify the amount of the New Loan to be drawn; (d) specify the Banking Day on which the New Loan is to be drawn; (e) specify the disbursement instructions; and (f) be irrevocable.

         (d)      Effect  of New Loan  Drawdown  Notice.  The New Loan  Drawdown
                  Notice shall be deemed to constitute a warranty by the Borrower (a) that the representations and warranties stated in
                  Section 2 hereof are true and correct on the date of such New Loan Drawdown Notice and will be true and correct on the New
                  Loan Drawdown Date as if made on such date, and (b) that no Event of Default nor any event which with the giving of notice or lapse of time or both would constitute an Event of Default has occurred and is continuing.

         7. Consent to Newbuilding Loan. Subject to all of the satisfaction of other conditions set forth in the Original Agreement and this Amendment and provided that no Event of Default shall have occurred and be continuing, the Lenders, notwithstanding the prohibition against additional Indebtedness set forth in Section 9.2(i) of the Original Agreement, hereby consent to the Newbuilding Loan and the issuance of the Newbuilding Guaranty by the Parent.

         8. Release of Pledged Bonds. Subject to all of the satisfaction of other conditions set forth in the Original Agreement and this Amendment and provided that no Event of Default shall have occurred and be continuing, the Lenders and the Security Agent hereby agree to release the Borrower from its obligations under the Pledge Agreement and release and return the Pledged Bonds to the Borrower.

         9. No Other Amendment. All other terms and conditions of the Original Agreement shall remain in full force and effect and the Original Agreement shall be read and construed as if the terms of this Amendment were included therein by way of addition or substitution, as the case may be.

         10. Other Documents. By the execution and delivery of this Amendment, the Borrower, the Lenders, the Administrative Agent, the Arranger, and the Security Agent hereby consent and agree that all references in the Note and the other Security Documents to the Original Agreement shall be deemed to refer to the Original Agreement as amended by this Amendment. By the execution and delivery of this Amendment, the Borrower hereby consents and agrees that each of the Note, the other Security Documents and any other documents that may be executed as security for the Loan and the Borrower's obligations under the Original Agreement shall remain in full force and effect notwithstanding the amendments contemplated hereby.

         11. Conditions Precedent. The effectiveness of this Amendment shall be expressly subject to the following conditions precedent:

         (a)      Corporate  Documents.  The  Administrative  Agent  shall  have
                  received  the  following   documents  in  form  and  substance
                  satisfactory to the Administrative Agent:

                  (i) copies, certified as true and complete by an officer of the Borrower, of the resolutions of the Borrower evidencing approval of this Amendment and the New Note and authorizing an appropriate officer or officers or attorney-in-fact or attorneys-in-fact to execute the same on its behalf, or other evidence of such approvals and authorizations as shall be acceptable to the Lenders and their legal advisors;

                  (ii) copies, certified as true and complete by an officer of each of the Security Parties, of the resolutions of each of the Security Parties evidencing approval of those Security Documents to which each Security Party is or is to be a party and authorizing an appropriate officer or officers or attorney-in-fact or attorneys-in-fact to execute the same on its behalf, or other evidence of such approvals and authorizations as shall be acceptable to the Lenders and their legal advisers;

                  (iii) copies, certified as true and complete by an officer of the Borrower or other party(ies) acceptable to the Lenders and their legal advisors, of all documents evidencing any other necessary action (including actions by such parties thereto other than the Borrower as may be required by the Administrative Agent), approvals or consents with respect to this Amendment, the New Note and the Security Documents;

                  (iv) copies, certified as true and complete by an officer of the Borrower and each of the respective Security Parties of the certificate of incorporation and by-laws, certificate of formation and operating agreement, or equivalent instruments, thereof;

                  (v) certificate of the Secretary of the Parent certifying that it legally and beneficially owns, directly or indirectly, all of the issued and outstanding capital stock of the Borrower and Equimar and that such capital stock is free and clear of any liens, claims, pledges or other encumbrances whatsoever other than as disclosed to the Administrative Agent in writing on or before the date hereof;

                  (vi) certificate of the Secretary of Equimar certifying that (i) it legally and beneficially owns, directly or indirectly, all of the issued and outstanding capital stock of each of the Equimar Subsidiaries and that such capital stock is free and clear of any liens, claims, pledges or other encumbrances whatsoever other than as disclosed to the Administrative Agent in writing on or before the date hereof and (ii) Parent is the legal and beneficial owner of record of all of its authorized, issued and outstanding capital stock; and

                  (vii) certificates of the jurisdiction of incorporation or formation, as the case may be, of the Borrower and each of the Security Parties as to the good standing thereof.

         (b) The New Vessels. The Administrative Agent shall have received evidence satisfactory to it that each of the New Vessels is:

                  (i) in the sole and absolute ownership of the relevant Shipowning Corporation and duly registered in such Shipowning Corporation's name under Bahamas flag or Liberian flag, as the case may be, unencumbered, save and except for the New Mortgage thereon and as otherwise permitted thereby;

                  (ii) classed in the highest classification and rating for vessels of the same age and type with its Classification Society without any material outstanding recommendations;

                  (iii) operationally seaworthy and in every way fit for its existing or intended service; and

                  (iv) insured in accordance with the provisions of the New Mortgage thereon and the requirements thereof in respect of such insurances have been complied with;

         (c) No Event of Default. The Administrative Agent shall be satisfied that no Event of Default or event which, with the passage of time, giving of notice or both would become an Event of Default have occurred and be continuing and the representations and warranties of the Borrower contained in the Original Agreement, as amended by this Amendment, shall be true on and as of the date of this Amendment, and the Administrative Agent shall have received a certificate signed by a duly authorized officer of the Borrower dated as of such date, to the effect of the foregoing.

         (d) New Note. The Borrower shall have duly executed and delivered the New Note to the Security Agent.

         (e) Additional Security Documents. Each of the Security Parties as is party thereto shall have duly executed and delivered to the Administrative Agent:

                  (i)      the Mortgages;

                  (ii)     the New Earnings Assignments;

                  (iii)    the New Insurances Assignments;

                  (iv)     the New Assignment Notices;

                  (v)      the New Guaranty; and

                  (vi) Uniform Commercial Code Financing Statements for filing in such jurisdictions as the Administrative Agent may reasonably require;

         (f) Equimar Bonds. The Borrower shall have delivered to the Administrative Agent evidence satisfactory to the Administrative Agent that all of the outstanding Equimar Bonds have been acquired by the Borrower and that the all of the Equimar Bonds have been cancelled;

         (g) Legal Opinions. The Administrative Agent, on behalf of the Agents and the Lenders, shall have received legal opinions addressed to the Administrative Agent from (i) Parker S. Wise, in-house counsel to the Borrower, (ii) Seward & Kissel LLP, special counsel to the Agents and the Lenders, and (iii) Graham Thompson & Co., special Bahamian counsel to the Agents and the Lenders, in each case in such form as the Administrative Agent may require, as well as such other legal opinions as the Administrative Agent shall have required as to all or any matters under the laws of the United States of America, the State of New York, the Republic of Liberia, the Republic of the Marshall Islands and the Commonwealth of the Bahamas.

         12. Fees. (a) Expenses. The Borrower shall pay promptly to the Administrative Agent all costs and expenses (including reasonable legal fees) of the Lenders and the Agents in connection with the preparation and execution of this Amendment.

         (b)      Payments. All amounts payable under this Section 12 shall be:

                  (i) made in Dollars in freely available funds, to the Account of the Administrative Agent at Nordea Bank Norge ASA at JPMorgan Chase Bank (ABA No. 021000021), for Account No. 001-1-667490 (Ref: Loan Administration/Cliaship Holdings Ltd.); and

                  (ii) without set-off or counterclaim and free from, clear of, and without deduction for, any Taxes, provided, however, that if the Borrower shall at any time be compelled by law to withhold or deduct any Taxes from any amounts payable hereunder, the Borrower shall pay such additional amounts in Dollars as may be necessary in order that the net amounts received after withholding or deduction shall equal the amounts which would have been received if such withholding or deduction were not required and, in such event, the Borrower shall promptly send to the Administrative Agent such documentary evidence with respect to such withholding or deduction as may be required from time to time by the Administrative Agent.

         13. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

         14. Counterparts. This Amendment may be executed in as many counterparts as may be deemed necessary or convenient, and by the different parties hereto on separate counterparts each of which, when so executed, shall be deemed to be an original but all such counterparts shall constitute but one and the same agreement.

         15. Headings; Amendment. In this Amendment, section headings are inserted for convenience of reference only and shall be ignored in the interpretation of this Amendment. This Amendment cannot be amended other than by written agreement signed by the parties hereto.





               [Remainder of this page intentionally left blank.]

         IN WITNESS WHEREOF, each of the parties hereto has executed this Amendment by its duly authorized representative on the day and year first above written.


                     CLIASHIP HOLDINGS LTD.


                     By:___________________________________
                        Name: Parker S. Wise
                        Title: Attorney-in-Fact


                     NORDEA BANK NORGE ASA
                     as Arranger and Administrative Agent

                     By:___________________________________
                        Name: Matthew R. Cooley
                        Title: Attorney-in-Fact

                     NORDEA BANK NORGE ASA, New York Branch,
                     as Security Agent

                     By:___________________________________
                        Name: Matthew R. Cooley
                        Title: Attorney-in-Fact

                     The Lenders:

                     NORDEA BANK NORGE ASA, as Lender


                     By:___________________________________
                        Name: Matthew R. Cooley
                        Title: Attorney-in-Fact

                     NORDLANDSBANKEN ASA, as Lender


                     By:___________________________________
                        Name: Matthew R. Cooley
                        Title: Attorney-in-Fact

--------------------------------------------------------------------------------




                                 AMENDMENT NO. 1
                                       TO

                              AMENDED AND RESTATED
                                 LOAN AGREEMENT

                              Dated August 8, 2002

                                   MADE AMONG

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








--------------------------------------------------------------------------------



                                 April 16, 2003

                           STOCK REPURCHASE AGREEMENT

THIS AGREEMENT is made and entered into as of the 12th day of March, 2004, by and between ATLANTIC BULKER SHIPPING CORP., a Liberian company with offices at 80 Broad Street, Monrovia, Liberia ("Buyer" or the "Company") and PARADISE INVESTMENTS LTD., a Marshall Islands company with offices at PO Box 1405, Ajeltake Islands, Majuro, Marshall Islands ("Seller").

                                    RECITALS:

WHEREAS, Buyer desires to repurchase all of the shares of the capital stock of Buyer that are owned by Seller; and

WHEREAS, Seller desires to sell all of its share ownership in the Company to Buyer.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

1. Sale of Stock Interest. For the consideration set forth in Paragraph 2 below, Seller does hereby sell, convey and transfer to Buyer, and Buyer does hereby purchase, 250 shares of the capital stock of the Company (the "Stock"), constituting all of Seller's share ownership in the Company. An appropriate share certificate or certificates in respect of the Stock is provided to Buyer contemporaneously herewith, properly endorsed to Buyer.

2. Consideration. The purchase price hereby to be paid by Buyer for the Stock is US$ 1.00 and other good and valuable consideration the receipt and adequacy of which is hereby acknowledged (the "Purchase Price").

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

4. Closing. All documents are executed and stock certificates endorsed as necessary to complete the sale/purchase of the Stock. This transaction will close as of the date hereof, contemporaneously herewith.

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






IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year set forth above.


ATLANTIC BULKER SHIPPING CORP.          PARADISE INVESTMENTS LTD.


By /s/ Arthur E. M. Jones               By /s/ Deborah L. Patterson
  -------------------------               -------------------------