Form 20-F/A
period 2003-12-31
B PLUS H OCEAN CARRIERS LTD
filed 2004-04-20
CIK 835540

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A

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


                             B+H OCEAN CARRIERS LTD.
                                  (Registrant)




Date:  April 20, 2004                       By: /s/ Michael S. Hudner
     ------------------                        ---------------------------------
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


Date:  April 20, 2004            By:  /s/ Michael S. Hudner
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


Date:  April 20, 2004                   By:  /s/R. Anthony Dalzell
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





Date: April 20, 2004              By: /s/ Michael S. Hudner
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





Date: April 20, 2004                       By: /s/R. Anthony Dalzell
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