Form 20-F
period 2004-12-31
B PLUS H OCEAN CARRIERS LTD
filed 2005-04-21
CIK 835540

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 20F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

          Securities registered pursuant to Section 12(b) of the Act:

                                                          Name of each exchange
  Title of each class                                      on which registered
  -------------------                                     ---------------------
Common Stock, par value                                  American Stock Exchange
   $.01 per share

           Securities registered pursuant to Section 12(g) of the Act:

                                      NONE

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act:

                                      NONE

The number of shares outstanding of the registrant's common stock, $.01 par value, at December 31, 2004 was 3,839,242 shares.

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

Income Statement Data:                                                     Year ended December 31,
                                                  ----------------------------------------------------------------------------
                                                      2004            2003            2002            2001            2000
                                                  ------------    ------------    ------------    ------------    ------------
Voyage, time and bareboat charter revenues          51,362,910    $ 55,156,875    $ 64,537,505    $ 67,324,434    $ 52,648,963
Other operating income                                    --              --            27,881         397,170         389,668
Voyage expenses                                     (9,663,653)    (19,373,318)    (28,683,727)    (21,728,221)    (12,581,990)
Vessel operating expenses                          (19,742,875)    (25,089,187)    (16,282,104)    (15,582,033)    (14,427,864)
Charge for impairment of long-lived assets                --              --              --              --        (6,393,965)
Depreciation and amortization                       (7,763,640)     (9,024,806)    (10,407,804)    (10,008,586)    (10,934,379)
Loss on sale of vessels                             (4,682,965)    (16,187,604)           --          (545,386)     (1,494,504)
General and administrative expenses                 (3,755,136)     (3,897,885)     (3,503,418)     (3,839,088)     (3,668,951)
                                                  ------------    ------------    ------------    ------------    ------------
(Loss) income from operations                        5,754,641     (18,415,925)      5,688,333      16,018,290       3,536,978
Gain on retirement of 9 7/8 First Preferred
 Ship Mortgage Notes                                      --         6,803,965         797,875         513,131      63,932,944
Loss from equity investments                              --              --              --              --        (1,564,934)
Minority interest in net income of consolidated
 subsidiary                                               --            23,866            --           (33,196)           --
Interest expense, net                               (1,328,896)     (1,504,191)     (3,405,876)     (5,378,517)    (14,031,121)
Earn-out interest                                         --              --         1,004,150            --        (4,820,000)
Loss on sale of subsidiary                                --              --              --              --          (239,637)
Other income                                            (1,730)           --              --              --              --
                                                  ------------    ------------    ------------    ------------    ------------
     Net income (loss)                            $  4,424,015    $(13,092,285)   $  4,084,482    $ 11,119,708    $ 46,814,230
                                                  ============    ============    ============    ============    ============

Basic earnings (loss) per share (1)                       1.15           (3.41)           1.06            2.63           10.85
                                                  ------------    ------------    ------------    ------------    ------------
Diluted earnings (loss) per share (2)             $       1.00    $      (3.41)   $       0.93    $       2.37    $      10.85
Dividends declared per share                      $       --      $       --      $       --      $       --      $       --
                                                  ------------    ------------    ------------    ------------    ------------

(1) Based on weighted average number of shares outstanding of 3,839,242 in 2004, 3,835,269 in 2003, 3,869,865 in 2002, 4,221,228 in 2001 and
         4,313,916 in 2000.
(2) Based on the weighted average number of shares outstanding, increased in 2004, 2002 and 2001 by the net effects of stock options using the the treasury stock method and by the assumed distribution of all shares to BHM under the 1998 agreement (See Item 7.) The denominator for the diluted earnings per share calculation is 4,404,757 in 2004, 3,835,269 in 2003, 4,413,423 in 2002, 4,691,082 in 2001 and 4,313,916 in 2000.

                                                                       Year ended December 31,
                                        ---------------------------------------------------------------------------------
Balance Sheet Data:                          2004             2003             2002             2001             2000
                                        -------------    -------------    -------------    -------------    -------------
Current assets                             19,344,004    $   6,534,213    $  14,589,138    $  15,159,460    $  29,354,218
Total assets                               82,902,304       70,830,212      117,585,093      128,570,380      142,822,018
Current liabilities                        20,073,194       17,024,634       23,819,743       23,569,450       35,589,116
Long-term liabilities                      18,465,472       13,310,674       40,189,750       54,616,691       66,595,000
Noncontrolling interest in subsidiary            --               --             23,866           23,866             --
Working capital (deficit)                    (729,190)     (10,490,421)      (9,230,605)      (8,409,990)      (6,234,898)
Shareholders' equity                       44,363,637       40,494,904       53,551,734       50,360,373       40,637,902

B. Capitalization and indebtedness

         Not applicable

C. Reasons for the offer and use of proceeds

         Not applicable

D. Risk factors

         You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in its common stock. Some of the following risks relate principally to the industry in which the Company operates and its business in general. Other risks relate principally to the securities market and ownership of its stock. Any of the risk factors could significantly and negatively affect its business, financial condition or operating results and the trading price of its stock. You could lose all or part of your investment.

                         Industry Specific Risk Factors

The cyclical nature of the international shipping industry may lead to volatile changes in charter rates and vessel values, which may adversely affect its earnings

         The international shipping industry is cyclical with attendant volatility in profitability, charter rates and vessel values. In the recent past, charter rates and vessel values reached historically high levels in the tanker and dry bulk markets. In the past several months, however, rates for dry bulk and liquid cargo vessels types have declined. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international shipping industry are also not predictable.

         The degree of charter rate volatility among different types of carriers has varied widely. The Company is exposed to changes in spot rates and such changes affect the Company's earnings and the value of the Company's carriers at any given time.

         During 2004 the shipping industry was in a relatively unusual position. That is, each of its major sectors--bulk carriers, tankers and containerships--was prospering. This has helped trigger an upsurge in newbuilding activity across each of these fleet sectors. In addition, newbuilding demand is also strong for Liquefied Natural Gas, or LNG, carriers and other specialized ship categories. The significance of this is that the near term availability of uncommitted newbuilding berths for vessel delivery before the third and fourth quarter of 2008 is scarce. The result of this is that the value of second hand vessels has increased significantly.

The international shipping industry reached a historic high in the recent past and future growth will depend on continued economic growth in the world economy that exceeds the capacity of the growing world fleet's ability to match it

         In the fourth quarter of 2004, charter rates for both dry bulk and liquid cargo in the international shipping industry reached historic highs. In the first quarter of 2005, however, rates for dry bulk and liquid cargo vessels have declined. The Company anticipates that the future demand for its carriers and charter rates will be dependent upon continued economic growth in China's and the world's economy, seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase, and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on the Company's business and results of operations.

         The factors affecting the supply and demand for vessels are outside of its control, and the nature, timing and degree of changes in industry conditions are unpredictable. Factors that influence demand for vessel capacity include:

         o        supply of and demand for products;
         o        global and regional economic conditions;
         o the distance and volumes of cargoes (ton miles) to be moved by sea; and
         o        changes in seaborne and other transportation patterns.

         The factors that influence the supply of vessel capacity include:

         o the capacity of shipyards and the number of newbuilding deliveries;
         o        the scrapping rate of older vessels;
         o changes in environmental and other regulations that may limit the useful life of vessels;
         o        the number of vessels that are out of service; and
         o        changes in global economic activity and production of goods.

Operations outside the United States may increase the volatility of the Company's business

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

An economic slowdown in the Asia Pacific region could have a material adverse effect on its business, financial position and results of operations

         A significant number of the port calls made by its vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China or Japan, may have an adverse effect on its business, financial position and results of operations, as well as its future prospects. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product. The Company cannot assure you that such growth will be sustained or that the Chinese economy will not experience negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. The Company's business, financial position and results of operations, as well as its future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

The Company is subject to regulation and liability under environmental laws that could require significant expenditures and affect its cash flows and net income

         The Company's operations are subject to extensive regulation in the form of local, national and foreign laws, as well as international treaties and conventions that can subject us to material liabilities for environmental events.

         The operation of its vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention (the "ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in its fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

         The United States Oil Pollution Act of 1990, or OPA, provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. However, in most cases OPA limits liability to the greater of $1,200 per gross ton or $10 million per vessel. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters.

         The International Maritime Organization, or IMO, has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct.

         The U.S. has established strict deadlines for phasing-out single-hull oil tankers, and both the IMO and the European Union have proposed similar phase-out periods. Under OPA, all oil tankers that do not have double hulls will be phased out by 2015 and will not be permitted to come to United States ports or trade in United States waters. Seven of the Company's handy-size tankers, or 44.8% by DWT of the Company's combined fleet, will be prohibited from carrying crude oil and oil products in U.S. waters by August 2011, with the phase out of such tankers occurring over the course of the period from August 2006 until August 2011.

         In December 2003, the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull and non-qualifying double sided tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will take effect in April 2005 unless objected to by a sufficient number of states. The Company expects that its six single-hull vessels and its double sided vessel will be unable to carry crude oil and petroleum products in many markets commencing between 2007 and 2009. Moreover, the IMO or other regulatory bodies may adopt further regulations in the future that could adversely affect the useful lives of its tankers as well as its inability to generate income from them.

         The Panama Canal Authority (PCA) recently issued an Advisory announcing that it may exercise its authority to deny the transit of a single-hull oil tanker which has been granted a Flag State exemption from the phase-out provisions of MARPOL (the International Convention for the Prevention of Pollution from Ships). If it does allow such transit, all additional costs or resources provided to minimize the risk of environmental damage will be charged to the vessel. The PCA will evaluate each ship on a case-by-case basis.

         These requirements can affect the resale value or useful lives of its vessels. As a result of accidents such as the November 2002 oil spill relating to the loss of the M/T Prestige, a 26-year old single-hull tanker, the Company believes that regulation of the tanker industry will continue to become more stringent and more expensive for us and its competitors. Substantial violations of applicable requirements or a catastrophic release from one of its vessels could have a material adverse impact on its financial condition and results of operations as well as its reputation in the crude oil and refined petroleum products sectors, and could therefore negatively impact its ability to obtain charters proceeding forward for the rest of its fleet.

The Company's vessels are subject to inspection by a classification society

         The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Company's fleet is currently enrolled with the American Bureau of Shipping, Bureau Veritas and Det Norske Veritas. American Bureau of Shipping has awarded ISM certification to eight of its vessels and Lloyds Register EMEA to three of its vessels.

         A vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Company's vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

         If any vessel does not maintain its class or fails any Annual Survey, Intermediate Survey or Special Survey, the vessel will be unable to trade between ports and will be unemployable and the Company could be in violation of certain covenants in its loan agreements. This would negatively impact its revenues.

Maritime claimants could arrest its vessels, which could interrupt its cash flow

         Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of its vessels could interrupt its cash flow and require us to pay large sums of funds to have the arrest lifted.

         In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in its fleet for claims relating to another of its ships.

Governments could requisition the Company's vessels during a period of war or emergency, resulting in loss of earnings

         A government could requisition for title or seize the Company's vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition its vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of its vessels may negatively impact its revenues.

The shipping business is subject to the effect of world events

         Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect the Company's business, results of operations and financial condition. The recent conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect its ability to obtain additional financing on terms acceptable to us or at all.

         Terrorist attacks, such as the attack on the vessel Limburg in October 2002, may in the future also negatively affect the Company's operations and financial condition and directly impact the Company's vessels or customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on its operating results, revenue and costs.

                          Company Specific Risk Factors

The Company's business is dependent on the markets for product tankers and OBOs, which can be cyclical

         At March 31, 2005, the Company's fleet consists of seven product tankers and four OBOs. Thus, the Company is dependent upon the petroleum product industry, the vegetable oil and chemical industries and the dry bulk industry as its primary sources of revenue. These industries have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, steel and iron ore, coal, vegetable oil and chemicals, in particular. Any material seasonal fluctuation in the industry or any material diminution in the level of activity therein could have a material adverse effect on the Company's business and operating results. The profitability of these vessels and their asset value results from changes in the supply of and demand for such capacity. The factors affecting such supply and demand are described in more detail under "Industry Specific Risk Factors" above.

Single hull and double sided vessels are being phased out

         Seven of its product tankers, or 44.8% by DWT of its combined fleet, are single hull or double sided vessels. Under the United States Oil Pollution Act of 1990, all oil tankers that do not have double hulls will be phased out over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls, and will not be permitted to come to United States ports or trade in United States waters. The European Union has required the phase out of single hull vessels carrying "heavy oil" and as a result its single hull vessels are prohibited from carrying this product to European Union ports. In addition, due to regulations adopted by the International Maritime Organization ("IMO") under Annex I (oil) of MARPOL (the International Convention for the Prevention of Pollution from Ships), single hull vessels carrying petroleum products tankers must be phased out over the course of the period between 2005 and 2010. As a result of the MARPOL regulations, the Company expects that its seven MR product tankers will be unable to carry crude oil and petroleum products in many markets commencing between 2007 and 2009. Unless these vessels are converted to double hull vessels, they will no longer be marketable to charterers after such time and will be required to be scrapped. There is no assurance that the Company will be able to convert these vessels prior to the phase out time, and the cost of conversion could potentially impose a financial burden upon the Company.

The Company's fleet consists of second-hand vessels

         The Company's fleet includes seven product tankers, all of which are older than 20 years of age and approaching the end of their useful life as product tankers. The Company's OBO fleet includes one OBO built in 1986, one OBO built in 1993 and two OBOs built in 1994. All of the vessels were acquired second-hand. The Company intends to purchase additional second-hand vessels. In general, expenditures necessary for maintaining a vessel in good operating condition increase as the age of the vessel increases. Moreover, second-hand vessels typically carry very limited warranties with respect to their condition as compared to warranties available for newer vessels. Because of improvements in engine technology, older vessels are typically less fuel efficient than newer vessels. Changes in governmental regulations, safety or other equipment standards may require expenditures for alterations to existing equipment or the addition of new equipment to the vessels and restrict the cargoes that the vessels may transport. There can be no assurance that market conditions will justify such expenditures or enable the Company to generate sufficient income or cash flow to allow it to meet its debt obligations.

The Company is subject to financial risks related to the purchase of additional vessels

         The Company's current business strategy includes the acquisition of newer, high-quality second-hand vessels. Such vessels will likely be purchased at what are now historically high vessel prices. If charter rates fall in the future, the Company may not be able to recover its investments in the new ships or even satisfy its payment obligations on its debt facilities that will be increased to finance the purchase of such new vessels. There can also be no assurance that such acquisitions will be available on terms favorable to the Company or that, if acquired, such second-hand vessels will have sufficient useful lives or carry adequate warranties.

The Company may be subject to loss and liability for which it may not be fully insured

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

         The Company maintains, and intends to continue to maintain, insurance consistent with industry standards against these risks. The Company procures hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for its fleet. The Company does not maintain insurance against loss of hire for its product tankers, which covers business interruptions that result in the loss of use of a vessel. There can be no assurance that all risks will be adequately insured against, that any particular claim will be paid out of such insurance or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental and other regulations may result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution, damages asserted against the Company or the loss of income resulting from a vessel being removed from operations. The Company's insurance policies contain deductibles for which the Company will be responsible and limitations and exclusions which may increase its costs or lower its revenue.

         The Company places a portion of its Hull and Machinery insurance with Northampton Assurance Ltd ("NAL"), an affiliated insurance company, the great majority of which NAL reinsures with market underwriters. Although the reinsurers are investment grade insurance companies, it is possible that they might default in the settlement of a claim. Although the Company believes that NAL is adequately capitalized, in the event the reinsurers default, NAL, as primary insurer, may be unable in turn to settle the Company's claim.

         Moreover, even if insurance proceeds are paid to the Company to cover the financial losses incurred following the occurrence of one of these events, there can be no assurance that the Company's business reputation, and therefore its ability to obtain future charters, will not be materially adversely affected by such event. Such an impact on the Company's business reputation could have a material adverse effect on the Company's business and results of operations. The Company may not be able to obtain adequate insurance coverage for its fleet in the future. The insurers may not pay particular claims.

Risks involved with operating ocean-going vessels could affect the Company's business and reputation, which would adversely affect its revenues and stock price

         The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

         o        marine disaster;
         o        piracy;
         o        environmental accidents;
         o        cargo and property losses or damage; and

         o business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

         Any of these circumstances or events could increase the Company's costs or lower its revenues. The involvement of its vessels in an oil spill or other environmental disaster may harm its reputation as a safe and reliable vessel operator and lead to a loss of customers and revenue.

The Company may suffer adverse consequences from the fluctuation in the market value of its vessels

         The fair market value of its vessels may increase and decrease significantly depending on a number of factors including:

         o supply and demand for products, including crude oil, petroleum products, vegetable oil, ores, coal and grain;
         o general economic and market conditions affecting the shipping industry;
         o        competition from other shipping companies;
         o        types and sizes of vessels;
         o        other modes of transportation;
         o        cost of building new vessels;
         o        governmental or other regulations;
         o        prevailing level of charter rates; and
         o        technological advances.

         If the Company sells vessels at a time when vessel prices have fallen and before the Company has recorded an impairment adjustment, based on its test for impairment, to its financial statements, the sale may be at less than the vessel's carrying amount on its financial statements, resulting in a loss and a reduction in earnings.

         In addition, the Company's mortgage indebtedness at December 31, 2004 of $29.3 million is secured by mortgages on the existing fleet of vessels of the Company and its subsidiaries. If the market value of its fleet declines, the

Company may not be in compliance with certain provisions of its existing credit facilities and the Company may not be able to refinance its debt or obtain additional financing. If the Company are unable to pledge additional collateral, its lenders could accelerate its debt and foreclose on its fleet.

The Company's vessels may suffer damage and the Company may face unexpected drydocking costs, which could affect its cash flow and financial condition

         If the Company's vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The Company may have to pay drydocking costs that its insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease its earnings.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect its earnings

         The Company's inspection of secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of required (or anticipated) repairs that the Company would have had if these vessels had been built for and operated exclusively by us. Generally, the Company does not receive the benefit of warranties on secondhand vessels.

         In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 31, 2005, the average age of the vessels in its fleet was 19 years. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

         Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to its vessels and may restrict the type of activities in which the vessels may engage. The Company cannot assure that, as its vessels age, market conditions will justify those expenditures or enable us to operate its vessels profitably during the remainder of their useful lives. If the Company sell vessels, the Company is not certain that the price for which the Company sells them will equal at least their carrying amount at that time.

         The Company is an international company and primarily conducts its operations outside the United States. Changing economic, political and governmental conditions in the countries where the Company are engaged in business or where its vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and its vessels may face higher risks of being attacked in the Middle East region. In addition, future hostilities or other political instability in regions where its vessels trade could affect its trade patterns and adversely affect its operations and performance.

The market for product tanker and OBO charters is highly competitive

         The ownership of the world's product tanker fleet is fragmented. Competition in the industry among vessels approved by major oil companies is primarily based on price, but also vessel specification and age. There are approximately 1,100 crude oil and product tankers worldwide of between 25,000 and 50,000 DWT. Tankers are typically owned in groups or pools comprising up to about 25 vessels.

         The OBO industry is also fragmented and competition is also primarily based on price, but also vessel specification and age. There are approximately 78 OBOs worldwide of between 50,000 and 100,000 DWT. In this size range, the largest ownership group has nine vessels. Otherwise vessels are owned in groups of four vessels or less.

         The Company competes principally with other vessel owners through the global tanker and dry bulk charter market, which is comprised of shipbrokers representing both charterers and ship owners. Charterparties are quoted on either an open or private basis. Requests for quotations on an open charter are usually made by major oil companies on a general basis to a large number of vessel operators. Competition for open charters can be intense and involves vessels owned by operators such as other major oil companies, oil traders and independent ship owners. Requests for quotations on a private basis are made to a limited number of vessel operators and are greatly influenced by prior customer relationships. The Company bids for both open and private charters.

         Competition generally intensifies during times of low market activity when several vessels may bid to transport the same cargo. Many of the Company's competitors have greater financial strength and capital resources, as well as younger vessels.

The Company may be dependent on the spot market for charters

         As of March 31, 2005, all of the Company's fleet of seven product tankers and four OBOs were operated on time charters. The first of these time charters terminates at the end of 2005, seven terminate during 2006 and three continue into 2010. Upon termination of the time charters, it is likely that the fleet will operate under a mix of time and voyage charters. The spot charter market is highly competitive and spot charter rates are subject to greater fluctuation than time charter rates. There can be no assurance that the Company will be successful in keeping its vessels fully employed in the spot market or that future spot charter rates will be sufficient to enable the Company's vessels to be operated profitably.

The Company is dependent upon certain significant customers

         During 2004, revenues of $8.2 million from Lexington Shipping Corp., $7.2 million from Bunge Global Markets and $5.8 million from Swissmarine Services represented 15.9%, 13.9% and 11.2%, respectively of total revenues. Revenues in 2003 included charter hire revenues of $10.4 million from Bunge Global Markets, $6.8 million from Shell International and $6.6 million from Lexington Shipping representing 18.9%, 12.3% and 11.9% of total revenues, respectively. In 2002, revenues of $7.4 million from Ceres Hellenic represented 11.3% of total revenues.

The Company will depend entirely on B+H Management Ltd. ("BHM") to manage and charter its fleet

         The Company subcontracts the commercial and most of the technical management of its fleet, including crewing, maintenance and repair to BHM, an affiliated company with which the Company is under common control. The loss of BHM's services or its failure to perform its obligations to us could materially and adversely affect the results of its operations. Although the Company may have rights against BHM if it defaults on its obligations to us, you will have no recourse against BHM. Further, the Company expects that it will need to seek approval from lenders to change its manager.

BHM is a privately held company and there is little or no publicly available information about it

         The ability of BHM to continue providing services for its benefit will depend in part on its own financial strength. Circumstances beyond its control could impair BHM's financial strength, and because it is privately held it is unlikely that information about its financial strength would become public unless BHM began to default on its obligations. As a result, an investor in its shares might have little advance warning of problems affecting BHM, even though these problems could have a material adverse effect on us.

The Company's Chairman and Chief Executive Officer has affiliations with BHM which could create conflicts of interest

         The Company's majority shareholders, which are affiliated with Mr. Michael S. Hudner, own 83% of us and also own BHM. Mr. Hudner is also BHM's Chairman and Chief Executive Officer. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and BHM, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in its fleet versus vessels managed by other companies affiliated with BHM and Mr. Hudner. In particular, BHM may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Hudner and members of his family may receive greater economic benefits.

If the Company fails to manage its planned growth properly, the Company may not be able to successfully expand its market share

         The Company intends to increase substantially the size of its fleet via acquisitions. This will impose significant additional responsibilities on its management and staff, and the management and staff of BHM, and may necessitate that the Company, and they, increase the number of personnel. BHM may have to increase its customer base to provide continued employment for the vessels to be acquired.

         The Company's growth will depend on:

         o        locating and acquiring suitable vessels;
         o        identifying and consummating acquisitions or joint ventures;
         o        integrating  any  acquired  business   successfully  with  its
                  existing operations;
         o        enhancing its customer base;
         o        managing its expansion; and
         o        Obtaining required financing.

         Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The Company cannot give any assurance that the Company will be successful in executing its growth plans or that the Company will not incur significant expenses and losses in connection therewith.

There is no assurance that the Company will be able to pay dividends

         The Company has a policy of investment for future growth and does not anticipate paying cash dividends on the common stock in the foreseeable future. Declaration and payment of any dividend is subject to the discretion of its Board of Directors. The timing and amount of dividend payments will be dependent upon its earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Liberia law affecting the payment of distributions to shareholders and other factors. If there is a substantial decline in the petroleum product market or bulk charter market, its earnings would be negatively affected thus limiting its ability to pay dividends. Liberia law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend. The current floating rate facility restricts the Company from paying dividends.

Servicing future debt would limit funds available for other purposes such as the payment of dividends

         To finance its future fleet expansion program, the Company expects to incur secured debt. The Company will need to dedicate a portion of its cash flow from operations to pay the principal and interest on its debt. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. The need to service its debt may limit funds available for other purposes, including distributing cash to its shareholders, and its inability to service debt could lead to acceleration of its debt and foreclosure on its fleet.

The Company's loan agreements contain restrictive covenants that may limit the Company's liquidity and corporate activities

         The  Company's   loan   agreements   impose   operating  and  financial
         restrictions on us. These restrictions may limit its ability to:

         o        incur additional indebtedness;
         o        create liens on its assets;
         o        sell capital stock of its subsidiaries;
         o        make investments;
         o        engage in mergers or acquisitions;
         o        pay dividends;
         o        make capital expenditures;
         o        change  the   management   of  its  vessels  or  terminate  or
                  materially amend the management agreement relating to each vessel; and
         o        sell its vessels.

         Therefore, the Company may need to seek permission from its lender in order to engage in some corporate actions. The Company's lender's interests may be different from ours, and the Company cannot guarantee that the Company will be able to obtain its lender's permission when needed. This may prevent us from taking actions that are in its best interest.

The Company's loan agreements prohibit the payment of dividends

         The terms of its credit facility with Nordea Bank Norge ASA contain a number of financial covenants and general covenants that require us to, among other things and subject to certain qualifications, maintain vessel market values of at least 140% of the outstanding facility amount, a minimum cash balance on deposit of the greater of $2 million and 6% of its aggregate indebtedness (including indebtedness of its subsidiaries) and insurance on the vessels and other property against such risks and in at least such amounts as are usually insured against by similar companies. The Company's credit facility with Nordea Bank Norge ASA prohibits the payment of dividends and the making of any other distribution to the holders of its capital stock without the consent of the lenders.

         The Company's $102 million floating rate facility, drawn down in March 2005, imposes certain restrictive covenants on the Company, which among other things, restrict the payment of dividends and restrict leverage, investment and capital expenditure without consent of the lender. In addition, the agreement requires mandatory prepayment in the event of the total loss or sale of a vessel acquired with the proceeds thereof and in the event that the fair market value of the vessels acquired falls below 110% of the Senior tranche thereof in years 1 through 3, 120% of the Senior tranche thereafter and 100% of the total outstanding at any time. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $5.0 million and 6% of the aggregate indebtedness of the Company on a consolidated basis.

The Company is a holding company, and the Company depends on the ability of its subsidiaries to distribute funds to us in order to satisfy its financial obligations or to make dividend payments

         The Company is a holding company and its subsidiaries, which are all wholly-owned by us, conduct all of their operations and own all of their operating assets. The Company has no significant assets other than the equity interests in its wholly-owned subsidiaries. As a result, its ability to make dividend payments depends on its subsidiaries and their ability to distribute funds to us. If the Company is unable to obtain funds from its subsidiaries its Board of Directors may exercise its discretion not to pay dividends.

The Company may not generate sufficient gross revenue to operate profitably or to service its indebtedness

         The Company had net income of $4.4 million on gross revenue of $51.4 million in 2004. Income from operations of $5.7 million is net of $4.7 million of losses from the sale of two vessels in 2004 and expenses totaling $1.6 million for interim drydockings to maintain the vessels in class, which are not capitalized. At March 31, 2005, the Company had approximately $128.6 million in indebtedness. There can be no assurance that future charter rates will be sufficient to generate adequate revenues or that the Company will be able to maintain efficiency levels to permit the Company to operate profitably or to service its indebtedness.

The creditworthiness and performance of its time charterers may affect its financial condition and its ability to obtain additional debt financing and pay dividends

         The Company's income is derived from the charter of its vessels. Any defaults by any of its charterers could adversely impact its financial condition, including its ability to service its debt and pay dividends. In addition, the actual or perceived credit quality of its charterers, and any defaults by them, may materially affect its ability to obtain the additional capital resources that the Company will require purchasing additional vessels or may significantly increase its costs of obtaining such capital. The Company's inability to obtain additional financing at all or at a higher than anticipated cost may materially affect its results of operation and its ability to implement its business strategy.

As the Company expands its business, the Company will need to improve its operations and financial systems, staff and crew; if the Company cannot improve these systems or recruit suitable employees, its performance may be adversely affected

         The Company's current operating and financial systems may not be adequate as the Company implements its plan to expand the size of its fleet, and its attempts to improve those systems may be ineffective. In addition, as the Company expands its fleet, the Company will have to rely on BHM to recruit suitable additional seafarers and shoreside administrative and management personnel. The Company cannot assure you that BHM will be able to continue to hire suitable employees as the Company expands its fleet. If BHM's unaffiliated crewing agent encounters business or financial difficulties, the Company may not be able to adequately staff its vessels. If the Company are unable to operate its financial and operations systems effectively or to recruit suitable employees as the Company expand its fleet, its performance may be adversely affected.

In the highly competitive international shipping industry, the Company may not be able to compete for charters with new entrants or established companies with greater resources

         The Company employs its vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners some of whom have substantially greater resources than the Company does. Competition for the transportation of dry bulk and liquid cargo can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

The Company may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of its management and its results of operations

         The Company's success depends to a significant extent upon the abilities and efforts of its management team. The Company has no employment contract with its Chairman and Chief Executive Officer, Michael S. Hudner, or any other key individual; instead all management services are provided by BHM, Ltd. The Company's success will depend upon BHM's ability to hire and retain key members of its management team. The loss of any of these individuals could adversely affect its business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect its results of operations.

The Company is subject to the reporting requirements of Sarbanes Oxley

         Effective for its first fiscal year ending on or after July 15, 2006, the Company is subject to full compliance with all provisions of the Sarbanes Oxley Act of 2002. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports on Form 20-F. Such a report is required to contain an assessment by management of the effectiveness of a company's internal controls over financial reporting. In addition, the independent registered public accounting firm auditing a public company's financial statements must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. While the Company would expend significant resources in developing the necessary documentation and testing procedures required by Section 404, there is a risk that the Company would not comply with all of the requirements imposed by
Section 404. If the Company fails to implement required new or improved controls, the Company may be unable to comply with the requirements of Section 404 in a timely manner. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of its financial statements, which could cause the market price of its common stock to decline and make it more difficult for us to finance its operations.

The Company may have to pay tax on United States source income, which would reduce its earnings

         Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and its subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and as such is subject to a four percent United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder in August 2003, which Treasury Regulations became effective on January 1, 2005, for calendar year taxpayers such as ourselves and its subsidiaries.

         The Company expects that the Company will qualify for this statutory tax exemption and the Company will take this position for United States federal income tax return reporting purposes. If the Company is not entitled to this exemption under Section 883 for any taxable year, it would be subject for those years to a 4% United States federal income tax on its U.S. source shipping income. The imposition of this taxation could have a negative effect on its business and would result in decreased earnings available for distribution to its shareholders.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders

         A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

         Based on its proposed method of operation, the Company does not believe that the Company will be a PFIC with respect to any taxable year. In this regard, the Company intends to treat the gross income the Company derive or are deemed to derive from its time chartering activities as services income, rather than rental income. Accordingly, the Company believes that its income from time chartering activities does not constitute "passive income," and the assets that the Company owns and operates in connection with the production of that income does not constitute passive assets.

         There is, however, no direct legal authority under the PFIC rules addressing its proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept its position, and there is a risk that the IRS or a court of law could determine that the Company are a PFIC. Moreover, no assurance can be given that the Company would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations.

         If the IRS were to find that the Company is or has been a PFIC for any taxable year, its U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations--U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of its common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of its common shares.

The Company may not be exempt from Liberian taxation, which would materially reduce its net income and cash flow by the amount of the applicable tax.

         The Republic of Liberia enacted a new income tax law generally effective as of January 1, 2001 (the "New Act"), which repealed, in its entirety, the prior income tax law in effect since 1977 pursuant to which the Company and its Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

         In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as ourselves will not be subject to tax under the New Act retroactive to January 1, 2001 (the "New Regulations"). In addition, the Liberian Ministry of

Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, the Company and its Liberian subsidiaries will be wholly exempt from tax as under Prior Law.

         If the Company were subject to Liberian income tax under the New Act, the Company and its Liberian subsidiaries would be subject to tax at a rate of 35% on its worldwide income. As a result, its net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, shareholders would be subject to Liberian withholding tax on dividends at rates ranging from 15% to 20%.

The Company generates all of its revenues in U.S. dollars but incurs a portion of its expenses in other currencies, therefore exchange rate fluctuations could hurt its results of operations.

         The Company generates all of its revenues in U.S. dollars but in the year ended December 31, 2004, the Company incurred a portion of its expenses in currencies other than U.S. dollars. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Increasing expenses incurred in foreign currencies against which the U.S. dollar falls in value can cause decreasing revenues. For example, in the year ended December 31, 2004, the value of the U.S. dollar declined by 8.4% as compared to the Euro, 9.9% as compared to the Sterling pound (GBP) and 8.1% relative to the Singh dollar (SGD). The Company has not hedged these risks. The Company's operating results could suffer as a result.

The Company is incorporated in the Republic of the Liberia, which does not have a well-developed body of corporate law.

         The Company's corporate affairs are governed by its Articles of Incorporation and By-laws and by the Liberia Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Liberia interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Liberia are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, its public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

         Because most of its employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt its operations and adversely affect its earnings.

         The Company's vessel owning subsidiaries employ approximately 212 seafarers. All of the seafarers on the ships in its fleet are covered by industry-wide collective bargaining agreements that set basic standards. The Company cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt its operations and harm its financial performance.

Item 4.  INFORMATION ON THE COMPANY.

A. History and development of the Company

         B+H Ocean Carriers Ltd. (the "Company"*) was organized in April 1988 to engage in the business of acquiring, investing in, owning, operating and selling vessels for dry bulk and liquid cargo transportation. As of March 31, 2005, the Company owned and operated seven product tankers and four OBOs. Each vessel accounts for a significant portion of the Company's revenues.

         The Company's fleet of product tankers consist of "handy-size" vessels which are between 30,000 and 50,000 summer deadweight tons ("DWT"), and are able, by reason of their small size, to transport commodities to and from most ports in the world, including those located in less developed third-world countries. Product tankers are single-deck oceangoing vessels designed to carry simultaneously a number of segregated liquid bulk commodities, such as refined petroleum products, vegetable oils, caustic soda and molasses. The Company's fleet of OBOs are between 83,000 and 98,000 DWT. OBOs are combination carriers used to transport liquid, iron ore or bulk products such as coal, grain, bauxite, phosphate, sugar, steel products and other dry bulk commodities.

         The Company is incorporated in Liberia and its principal executive office is located at ParLaVille Place, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda (telephone number (441) 295-6875).






----------------------------------
* When referred to in the context of vessel ownership, the "Company" shall mean the wholly-owned subsidiaries of B+H Ocean Carriers Ltd. that are registered owners.

o        Acquisitions and Other Significant Transactions
         -----------------------------------------------

         On March 12, 2004, the Company, through a 50% owned consolidated subsidiary, acquired the 50% of Atlantic Bulker Shipping Corp. ("ABSC") owned by an affiliated entity for $1.00. See NOTE 3-Atlantic Bulker Shipping Corp.

         On April 29, 2004, the Company, through a wholly owned subsidiary, acquired a 98,000 DWT OBO built in 1986, for $19.4 million. Capital improvements made subsequent to acquisition to prepare the vessel for its intended use totaled $1.2 million, which were capitalized and included in the vessel's carrying amount on the Consolidated Balance Sheets. The vessel is on timecharter until March, 2006, plus or minus one month, at $27,000 per day. In conjunction with the sale, the Company refinanced the existing floating rate loan facility and borrowed an additional $19 million. See "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS."

         On May 25, 2004, the Company, through a wholly owned subsidiary, sold the vessel M/T SKOWHEGAN for $3.8 million to an unaffiliated party. The excess of the book value of the vessel over the sales proceeds of $4.1 million is included in the Consolidated Statements of Operations as of December 31, 2004. See "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS."

         On December 7, 2004, the Company, through a wholly owned subsidiary, sold the vessel M/T ACOAXET for $5.7 million to an unaffiliated party. The excess of the book value of the vessel over the sales proceeds of $0.6 million is included in the Consolidated Statements of Operations as of December 31, 2004. See "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS."

         On February 4, 2005, the Company, through a wholly owned subsidiary, agreed to acquire three 83,000 DWT OBO (Ore/Bulk/Oil), combination tanker/bulk carriers built in 1993 and 1994, for a total of $110.2 million. Two of the vessels are time chartered for five years at $26,600, $24,600, $23,600, $22,600 and $20,600 per day for the first through fifth years, respectively.

         The third vessel is time chartered for five years at $26,000, $24,000, $23,000, $22,000 and $20,000, respectively, for years one through five. The Company has a profit sharing arrangement with the charterers which entitles owners to 35% of the charterer's profits from this vessel for years 2 through 5. In conjunction with the sale, the Company entered into a floating rate loan facility totaling $102 million. See "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS."

o        Prior year acquisitions, disposals and other significant transactions
         ----------------------------------------------------------------------

         On April 16, 2003, the Company amended the $38,648,000 floating rate loan facility agreement dated August 8, 2002. The amendment made available an additional $5.0 million for the purpose of acquiring the remaining Notes on the open market. A portion of the proceeds was used to repay the short-term note from affiliates described below. In consideration for the cancellation of the Notes pledged as collateral for the original loan and as additional security for the obligations of the borrower, the Company agreed to provide to the lenders guarantees with respect to the original loan and mortgages on all vessels owned by the Company. This agreement was amended and restated on April 29, 2004, as noted above.

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

         On June 10, July 1, July 16 and July 17, 2003, the Company, through wholly owned subsidiaries, sold the vessels M/T CANSO for $2.7 million M/T CHEBUCTO for $2.7 million, M/T CASCO for $2.6 million and M/T CATAUMET for $2.6 million, respectively to unaffiliated parties. The aggregate excess of the book value of the vessels over the sales proceeds of $16.5 million is included in the Consolidated Statements of Operations as of December 31, 2003. The net proceeds of the sale were used to repay a portion of the mortgage as required under the amendment dated April 16, 2003. See "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS."

         On November 6, 2003, the Company, through a 50% owned consolidated subsidiary, sold the vessel M/V ALLIANCE TRADER for $2.9 million. The excess of the selling price over the book value of $0.3 million is included in the Consolidated Statements of Operations as of December 31, 2003. A portion of the proceeds was used to repay the balance of the floating rate loan facility dated November 26, 1996. See "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS."

         During 2002, the Company acquired $1,250,000 face value of the Notes for an aggregate cost of $0.5 million from unaffiliated parties. The difference between the cost of the investment in bonds and the corresponding bond liability has been recorded in consolidation as a gain on the constructive retirement of debt in the Consolidated Statements of Operations at December 31, 2002.

         On June 1, 2002, the Company sold 50% of its interest in ABSC to an affiliated entity for $50,000. The Company is deemed to have control of ABSC due to common ownership and it is therefore included in the Consolidated Financial Statements of the Company at December 31, 2002. No losses have been allocated to minority shareholders due to the fact that such losses exceed the minority interest in the equity capital of ABSC.

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

B. Business Overview

Management of the Company

         The shipowning activities of the Company are managed by BHM under a Management Services Agreement (the "Management Agreement") dated June 27, 1988 and amended on October 10, 1995, subject to the oversight and direction of the Company's Board of Directors.

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

Marketing and Operations of Vessels
-----------------------------------

         At December 31, 2004, eight of the Company's vessels were time chartered to Product Transport Corp. Ltd, ("PROTRANS"), a Bermuda Corporation and wholly owned subsidiary of the Company, on an open rate basis as described hereunder.

         BHM  is  the   manager   of   PROTRANS   and  has   delegated   certain
administrative, marketing and operational functions to NMS and B+H Equimar Singapore Pte. Ltd. ("BHES"), a Singapore corporation, under agency agreements.

         PROTRANS subcharters the vessels on a voyage charter or time charter basis to third party charterers. Under a voyage charter, PROTRANS agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight per ton of cargo or an agreed lump sum amount. Voyage costs, such as canal and port charges and bunker (fuel) expenses, are the responsibility of PROTRANS. A single voyage charter (generally three to ten weeks) is commonly referred to as a spot market charter, and a voyage charter involving more than one voyage is commonly referred to as a consecutive voyage charter. Under a time charter, PROTRANS places a vessel at the disposal of a subcharterer for a given period of time in return for the payment of a specified rate per DWT capacity per month or a specified rate of hire per day. Voyage costs are the responsibility of the subcharterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums) are the responsibility of the shipowner.

         Voyage and time charters can be for varying periods of time, ranging from a single trip to terms approximating the useful life of a vessel, depending on the evaluation of market trends by PROTRANS and by subcharterers. Long-term charters afford greater assurance that the Company will be able to cover their costs (including depreciation, debt service, and operating costs), and afford subcharterers greater stability of transportation costs. Operating or chartering a vessel in the spot market affords both PROTRANS and subcharterers greater speculative opportunities, which may result in high rates when ships are in demand or low rates (possibly insufficient to cover costs) when ship availability exceeds demand. Charter rates are affected by world economic conditions, international events, weather conditions, strikes, government policies, supply and demand, and many other factors beyond the control of PROTRANS and the Company.

Vessel Technical Management
---------------------------

         At December 31, 2004, BHM is the technical manager of all eight of the Company's vessels, under technical management agreements. BHM employs BHES to assist with certain of its duties under the technical management agreements. The vessel technical manager is responsible for all technical aspects of day-to-day vessel operations, including physical maintenance, provisioning and crewing, and receives compensation of $11,379 per vessel per month, which may be adjusted annually for any increases in the Consumer Price Index. Such supervision includes the establishment of operating budgets and the review of actual operating expenses against budgeted expenses on a regular basis. The three OBOs acquired in March 2005 are managed by a third party manager under technical management agreements.

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

         The Company maintains hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, protection and indemnity insurance with mutual assurance associations and loss of hire insurance on the four OBOs. The Company believes that its current insurance coverage is adequate to protect it against most accident-related risks involved in the conduct of its business and that it maintains appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for pollution is $1 billion per vessel per incident. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

Competition
-----------

         The product tanker industry is fragmented. Competition in the industry among vessels approved by major oil companies is primarily based on price. There are approximately 1100 crude oil and product tankers worldwide of between 30,000 and 50,000 DWT. Tankers are typically owned in groups or pools controlling up to 30 tankers.

         The OBO industry is also fragmented and competition is also primarily based on price, but also vessel specification and age. There are approximately 78 OBOs worldwide of between 50,000 and 100,000 DWT. In this size range, the largest ownership group has nine vessels. Otherwise vessels are owned in groups of four or less.

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

         Competition generally intensifies during times of low market activity when several vessels may bid to transport the same cargo. In these situations, the Company's customer relationships are paramount, often allowing the Company the opportunity of first refusal on the cargo. The Company believes that it has a significant competitive advantage in the handysize tanker market as a result of the quality and type of its vessels and through its close customer relationships, particularly in the Atlantic and in the Indo-Asia Pacific Region. Some of the Company's competitors, however, have greater financial strength and capital resources.

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

 Inspection by Classification Society
 ------------------------------------

         Every commercial vessel's hull and machinery must be "classed" by a classification society authorized by its country of registry. The Company's fleet is currently enrolled with American Bureau of Shipping (six vessels), Bureau Veritas (one vessel) and Det Norske Veritas (one vessel). The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

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

         If any defects are found in the course of a survey or drydocking, the classification surveyor will require immediate rectification or issue a "recommendation" under which the appropriate repairs must be carried out within a prescribed time limit. The hull Special Survey includes measurements of the thickness of the steel structures in the hull of the vessel. Should the thickness be found to be less than class requirements, steel renewals will be prescribed. Substantial expense may be incurred on steel renewal to pass a Special Survey if the vessel has suffered excessive corrosion.

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

         New (MARPOL) regulations were also introduced in respect of the carriage of Heavy Grade Oil (HGO). HGO includes crude oil having a density higher than 900kg/m3 at 15 degrees C and fuels oils having a density higher than 900kg/m3 at 15 degrees C or a kinematic viscosity higher than 180mm2/s at 50 degrees C. Notwithstanding these regulations, any party to MARPOL would be entitled to deny entry of single hull tankers carrying HGO, which had been otherwise allowed to carry such cargo under MARPOL, into the ports and offshore terminals under its jurisdiction. From October 21, 2003 and subject to certain exceptions, all HGO to or from European Union ports must be carried in tankers of double hull construction.

         The phase out dates for the purposes of carriage of petroleum products under MARPOL, for the vessels currently owned by the Company, are set out in the table below. In October 2004, a revision was adopted to MARPOL Annex II where noxious liquid substances (NLS) such as all vegetable oils will be required to be carried on vessels complying with the International Bulk Chemical Code (IBC). In their current configuration, the Company's vessels do not comply with the IBC Code. The revision comes into force on January 1, 2007. These regulatory changes have led the Company to believe that structural modifications to its existing fleet may provide the best solution to the phase-out issues for single hull tankers. An examination of the feasibility of making these modifications began in 2004.

         In short, the IMO regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide for, among other things, phase-out of single-hulled tankers and more stringent inspection requirements; including, in part, that:

         o tankers between 25 and 30 years old must be of double-hulled construction or of a mid-deck design with double-sided construction, unless: (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);
         o tankers 30 years old or older must be of double-hulled construction or mid-deck design with double sided construction; and
         o        all tankers are subject to enhanced inspections.

         Also, under IMO regulations, a tanker must be of double-hulled construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

         o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;
         o commences a major conversion or has its keel laid on or after January 6, 1994; or
         o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

         The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Annex VI was ratified in May 2004, and will become effective May 19, 2005. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Vessels built before 2002 are not obligated to comply with regulations pertaining to nitrogen oxide emissions. [We believe that all our vessels are currently compliant in all material respects with these regulations.] Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

         The IMO also has adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS standards are revised periodically. [We believe that all our vessels are in substantial compliance with SOLAS standards.]

         Under the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. In 1994, the ISM Code became mandatory with the adoption of Chapter IX of SOLAS. We intend to rely on the safety management system that BHM has developed.

         The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. We believe that has all material requisite documents of compliance for its offices and safety management certificates for vessels in our fleet for which the certificates are required by the IMO. BHM will be required to review these documents of compliance and safety management certificates annually. Noncompliance with the ISM Code and other IMO regulations may subject the shipowner to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

         Environmental Regulation-OPA 90/CERCLA. The Oil Pollution Act `90 ("OPA 90") established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the United States territorial sea and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") applies to the discharge of hazardous substances, which the Company's vessels are capable of carrying.

         Under OPA 90, vessel owners, operators and bareboat (or "demise") charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills due to their vessels. These other damages are defined broadly to include (i) natural resource damages and the costs of assessment thereof, (ii) real and personal property damages,
(iii) net loss of taxes, royalties, rents, fees and other lost natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, (iv) loss of profits or impairment of earning capacity due to injury, destruction or loss of real property, personal property and natural resources, and (v) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons and $600 per gross ton or $500,000 for non-tanker vessels (subject to possible adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability would not apply if the incident were proximately caused by violation of applicable United States federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. OPA and CERCLA each preserve the right to recover damages under other laws, including maritime tort law. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states that have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. Moreover, OPA 90 and CERCLA preserve the right to recover damages under existing law, including maritime tort law. The Company intends to comply with all applicable state regulations in the ports where its vessels call.

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

         As discussed above, OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries, including adjacent coastal waters. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

         The phase out dates for the purposes of carriage of petroleum products under OPA 90, for the vessels currently owned by the Company, are set out in the table below.

         Environmental Regulation-Other. Although the United States is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CLC") and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended ("Fund Convention"). Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.88 million plus $962.24 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $136.89 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 19, 2005. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner's actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner's intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

         Additional U.S. Environmental Requirements. The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (the "CAA"), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

         The Clean Water Act ("CWA") prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters. The CWA compliments the remedies available under the more recent OPA and CERCLA, discussed above.

         The National Invasive Species Act ("NISA") was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

         European Union Tanker Restrictions. In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation that accelerates the IMO single hull tanker phase-out timetable and, by 2010 will prohibit all single-hulled tankers used for the transport of oil from entering into its ports or offshore terminals. The European Union, following the lead of certain European Union nations such as Italy and Spain, has also banned, as of October 21, 2003, all single-hulled tankers carrying heavy grades of oil, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single-hulled tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

         In  jurisdictions   where  the  CLC  has  not  been  adopted,   various
legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

VESSEL                    HULL   DATE BUILT     DWT    PHASE OUT FOR CARRIAGE OF
(as of MARCH 31, 2005)                                    PETROLEUM PRODUCTS
--------------------------------------------------------------------------------
                                                        MARPOL/EU         OPA 90
                                                        ---------         ------

M/T ACUSHNET               SH      Nov-81      40,454    Nov-07           Nov-06
M/T AGAWAM                 SH      Jun-82      40,454    Jun-08           Jun-07
M/T ALGONQUIN              SH      Jan-83      40,454    Jan-09           Jan-08
M/T ANAWAN                 SH      Aug-81      40,454    Aug-07           Aug-06
M/T AQUIDNECK              SH      Sep-81      40,454    Sep-07           Sep-06
M/T COMMUTER               DS      Aug-81      38,566    Aug-07           Aug-11
M/T PEQUOD                 SH      Jan-82      40,632    Jan-08           Jan-07
OBO SACHUEST               DH      Sep-86      98,000      N/A              N/A
OBO RIP HUDNER             DH      Jul-94      83,155      N/A              N/A
OBO BONNIE SMITHWICK       DH      Dec-93      83,155      N/A              N/A
OBO SEAROSE G              DH      Apr-94      83,155      N/A              N/A

C. Organizational Structure

         Not applicable

D. Property, Plant and Equipment

         Fleet
         -----

         As of March 31, 2005, the Company's fleet was comprised of the eleven vessels, each of which is owned by a separate wholly-owned subsidiary, as shown in the table above.

         Other
         -----

         Pursuant to the terms of the Management Agreement and as part of the services provided to the Company thereunder, BHM furnishes the Company with office space and administrative services at its offices in Hamilton, Bermuda.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         A. Operating results

         The following is a discussion of our financial condition and results of operations for the years ended December 31, 2004, 2003 and 2002. You should read this section together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

         We are a provider of international liquid and dry bulk seaborne transportation services, carrying petroleum products, crude oil, vegetable oils and dry bulk cargoes. The Company's fleet consists of seven product tankers and one combination carrier. The product tankers are all medium range or "handy-size" vessels which are between 30,000 and 50,000 summer deadweight tons ("DWT"), and are able, by reason of their small size, to transport commodities to and from most ports in the world, including those located in less developed third-world countries. Product tankers are single-deck oceangoing vessels designed to carry simultaneously a number of segregated liquid bulk commodities, such as petroleum products and vegetable oils. Our combination carrier, known as an OBO (oil-bulk-ore carrier), is 98,000 DWT (Aframax). Combination carriers can operate as tankers or as bulk carriers. They can be used to transport liquid cargo including crude and fuel oils (CPP), and they can also be used to transport dry bulk commodities, such as iron ore, coal, and grain.

         As of December 31, 2004, all of our vessels are time chartered for periods ranging from one year to two years duration. The first of these time charters terminates in 2005 and is then time chartered through the end of 2006, the remaining seven terminate during 2006. Upon termination of the time charters, it is likely that the fleet will operate under a mix of time and voyage charters. Currently, our product tankers are carrying primarily petroleum products and vegetable oils and our OBO is carrying crude oil, petroleum products and iron ore and coal. Historically, we deploy our fleet on both time charters, which can last from a few months to several years, and spot market charters, which generally last from several days to several weeks. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a specified daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for the vessel's intermediate and special survey costs.

         Vessels operating on time charters provide more predictable cash flows, but can, in a strong market, yield lower profit margins than vessels operating in the spot market. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in tanker rates although we are exposed to the risk of declining tanker rates, which may have a materially adverse impact on our financial performance. We are constantly evaluating the appropriate balance between the number of our vessels deployed on time charter and the number employed on the spot market.

         For discussion and analysis purposes only, we evaluate performance using time charter equivalent, or TCE revenues. TCE revenues are voyage revenues minus direct voyage expenses. Direct voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting voyage revenues on a TCE basis enables a proper comparison to be made between vessels deployed on time charter or those deployed on the spot market.

         Our voyage revenues and voyage expenses are recognized ratably over the duration of the voyages and the lives of the charters, while vessel operating expenses are recognized on the accrual basis. We calculate daily TCE rates by dividing TCE revenues by voyage days for the relevant time period. We also generate demurrage revenue, which an owner charges a charterer for exceeding the agreed upon time to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days in the period.

         We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the total costs associated with special surveys, which take place every five years and amortize them on a straight-line basis over 60 months. Regulations and/or incidents may change the estimated dates of next drydockings.

Year Ended December 31, 2004 versus December 31, 2003


                                                       2004            2003
                                                   ------------    ------------
Gross revenue                                      $ 51,363,000    $ 55,157,000
Voyage expenses                                      (9,663,000)    (19,373,000)
                                                   ------------    ------------
Net revenue                                          41,700,000      35,784,000
                                                   ------------    ------------


Gross voyage revenue                                 22,044,000      37,399,000
Less: direct voyage expenses                         (7,113,000)    (15,997,000)
                                                   ------------    ------------
Time charter equivalent (TCE) revenue                14,931,000      21,402,000

Time charter revenue                                 29,319,000      19,025,000
                                                   ------------    ------------


Less: other voyage expenses                          (2,550,000)     (3,376,000)
Bareboat charter revenue                                   --           105,000
Other                                                      --        (1,372,000)
                                                   ------------    ------------
Net revenue                                        $ 41,700,000    $ 35,784,000
                                                   ============    ============



Days revenue on voyage                                      946           1,969
Days revenue on time charter                              2,244           1,846
Days revenue on bareboat charter                           --                25
                                                   ------------    ------------
                                                          3,190           3,840
                                                   ============    ============


TCE                                                      15,783          10,869
                                                   ============    ============

Average time charter rate                                13,066          10,306
                                                   ============    ============



Revenues

         Revenues from voyage and time charters decreased $3.8 million or 6.8% from 2003. The decrease is due to the fact that there was a 17% decrease in total revenue days in 2004. This decrease was offset by a $4,914 (45%) increase in the average voyage Time Charter Equivalent ("TCE") rate from $10,869 in 2003 to $15,783 in 2004 and an increase in time charter rates of $2,759 (27%) from $10,306 in 2003 to $13,066 in 2004.

         The difference in revenue days of 650 is made up of 687 days lost from four vessels sold during 2003 and to the loss of 225 days due to the sale of two additional ships during 2004. This was offset by the acquisition of the OBO SACHUEST in April for an addition of 213 days, 41 fewer offhire days in 2004 than in 2003 and an additional 8 days attributable to leap year.

         Voyage TCE revenue decreased $6.5 million or 30% from 2003. Revenue from time charters increased by $10.3 million or 54%. Bareboat revenue decreased by the 2003 total of $0.1 million. In 2003, revenue was reduced by bareboat charter losses on the Alliance Trader and other miscellaneous charges of $1.4 million.

Voyage expenses

         Total voyage expenses consist of port, canal and fuel costs that are unique to a particular voyage and commercial overhead costs, including commercial management fees paid to BHM. Voyage expenses decreased $9.7 million, or 50%, to $9.7 million for the year ended December 31, 2004 compared to $19.4 million for the prior period, due to the decrease in voyage days, as noted above and the decrease in the number of vessels in the fleet. Voyage expenses decreased at a greater percentage rate than voyage revenue due to favorable market conditions which increase profit margins. For example, bunker costs as a percentage of gross voyage revenues deceased 10% from 28% to 18% and port costs as a percentage of gross voyage revenue decreased 4%.

Vessel operating expenses

         The decrease in vessel operating expenses is predominantly due to the decrease in the number of vessels, as noted above. Vessel operating expenses decreased $5.3 million (16.4%) which is comprised of $3.1 million relating to a 15% net reduction in operating days, $2.0 million reduction in expenses for drydocking and by a decrease in the fleet average daily operating cost of approximately $73 per day for a total of $0.2 million.

Depreciation and amortization

         Depreciation and amortization, which includes depreciation of vessels as well as amortization of special surveys, decreased by $1.3 million, or 14.0%, to $7.8 million for the year ended December 31, 2004 compared to $9.0 million for the prior period.

         Depreciation of vessels decreased by $1.1 million, or 17%, to $5.5 million for the year ended December 31, 2004 compared to $6.6 million for the prior period. This decrease is due to the decrease in the number of vessels in the fleet after four were sold in the second and third quarters of 2003, one was sold in May 2004 and another was sold in December 2004. This reduction was offset by depreciation of the OBO acquired in April 2004.

         Amortization of special survey costs decreased by $0.2 million, or 12%, to $1.9 million for the year ended December 31, 2004 compared to $2.1 million for the prior period. This decrease is due to the fact that the vessel sold in May 2004 had significant capitalized special survey expenses which were amortized for a full year in 2003 but for only 5 months in 2004. We anticipate that the amortization associated with drydockings will begin to increase in 2005 due to the fact that there are two special surveys scheduled for the first quarter of the year.

                                                            2004         2003
                                                         ----------   ----------

Depreciation of vessels                                  $5,526,000   $6,629,000
Amortization of special survey costs                      1,890,000    2,139,000
Amortization of debt issuance costs                         348,000      257,000
                                                         ----------   ----------
Total depreciation and amortization                      $7,764,000   $9,025,000
                                                         ==========   ==========


General and administrative expenses

         General and administrative expenses include all of our onshore expenses and the fees that BHM charges for administration of our vessels and shipowning companies. Management fees decreased by $0.3 million, or 38.5%, to $0.5 million for the year ended December 31, 2004 compared to $0.8 million for the prior period. The decrease is due to the decrease in the number of vessels from 2003 and therefore the number of months during which fees was incurred. The increase of $0.2 million in Other general and administrative expense is due to an increase in charitable contributions of $0.1 million and to additional IT expenses and expenses to inspect vessels for possible acquisition totaling $0.1 million. General and administrative expenses are typically incurred prior to the acquisition of a vessel and remain for a period of time after the disposition of a vessel; therefore, during periods of changes in the average number of vessels in our fleet these daily expenses increase relative to the number of days that vessels are owned.

Loss on sale of vessels

         We incurred a loss on sale of vessels of $4.7 million for the year ended December 31, 2004 compared to a loss of $16.2 million for the prior period. The loss in 2004 was due to the sale of two vessels, one of which was acquired at a relatively high price during 1997 when the market for such ships was at a peak. The decision to sell the first vessel was made in light of a review of commercial considerations, the expected cost to overhaul the ship and the high maintenance Pielstick engine, which had been problem prone. The second vessel sold was acquired at a much lower cost in 1999, but was fit with uncoated tanks and Alubrass coils which resulted in trading restrictions.

Year Ended December 31, 2003 versus December 31, 2002

Revenues

         Revenues from voyage, time and bareboat charters decreased $9.4 million or 14.5% from 2002. The decrease is due to the fact that Dominion Bulk Ltd. ("Dominion") ceased operations in January 2003, which resulted in a decrease in revenue of $13.8 million. This decrease was offset by increases in voyage and time charter revenue over bareboat revenue, which generate greater gross revenues per charter. The net effect of the change from bareboat charters to voyage and time charters was $5.4 million, which is comprised of a $7.3 million increase in voyage charter revenue and a $6.7 million increase in time charter revenue, net of a decrease of $8.6 million in bareboat revenue. Total operating days decreased by 11% during 2003, however voyage charter days increased 50% over 2002 and time charter days increased 47% over 2002 while the number of bareboat charter days decreased nearly 100%. The decrease in bareboat days is the result of the take-over of four ships at the end of 2002 and one in January 2003 that were previously on bareboat charters. The decrease in the total number of operating days is due to the fact that four of these vessels were subsequently sold. In addition, due to damages sustained by the Alliance Trader, there was a decline in gross revenue of $1.0 million.

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

         On November 6, 2003, the Company, through a 50% owned consolidated subsidiary, sold the vessel M/V ALLIANCE TRADER for $2,880,000. The excess of the selling price over the book value of $318,000 is included in the Consolidated Statements of Operations as of December 31, 2003. A portion of the proceeds was used to repay the balance of the floating rate loan facility dated November 26, 1996. See "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS." The Company believes that the market price of the vessel, which recently had the main engine rebuilt, was at its peak at the time of sale and it was therefore an appropriate time to sell the ship.

         A changing commercial view within the Company, combined with the need for a costly overhaul of the four chemical/product tankers sold were the principal considerations for selling the four vessels. These four ships were bareboat chartered, with the seller providing vessel management, since their acquisitions in 1997/1998 and as such, not maintained in a manner consistent with those vessels technically managed by BHES. The expense to make repairs necessary to bring these ships up to comparable condition to the remaining fleet was not considered cost effective and using the proceeds from the sales to pay down the loan and invest in newer tonnage of greater attractiveness to the Company's customers was considered optimal.

         The aggregate total loss of $16.5 million on the four chemical/product tankers was offset by a gain on the sale of the dry bulk carrier of $0.3 million.

         The bulk carrier that was sold during 2003 was the only bulk carrier in the fleet at that time but the Company has been in the bulk business throughout its history and continues to be in the bulk business going forward. The vessel, which recently had the main engine rebuilt, fetched an exceptionally good selling price, which was the motivation for the Company to sell at the time.

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

         The Company's fleet consists of product tankers and OBOs thus, the Company is dependent upon the petroleum product industry, the vegetable oil, chemical industries and bulk products market as its primary sources of revenue. These industries have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, vegetable oil, ore, bulk, and chemicals in particular. Any material seasonal fluctuation in the industry or any material diminution in the level of activity therein could have a material adverse effect on the Company's business and operating results. The profitability of product tankers and their asset value results from changes in the supply of and demand for such capacity. The supply of such capacity is a function of the number of new vessels being constructed and the number of older vessels that are laid-up or scrapped. The demand for product tanker capacity is influenced by global and regional economic conditions, increases and decreases in industrial production and demand for petroleum products, vegetable oils and chemicals, developments in international trade and changes in seaborne and other transportation patterns. The nature, timing and degree of change in these industry conditions are unpredictable as a result of the many factors affecting the supply of and demand for capacity. Although there can be no assurance that the Company's business will continue to generate cash flow at or above current levels, the Company believes that the current market rates are sustainable which increases the likelihood that it will generate cash flow at levels sufficient to service its liquidity requirements in the future.

         Cash at December 31, 2004, amounted to $12.1 million, an increase of $9.2 million as compared to December 31, 2003. The increase in the cash balance is attributable to net inflows from operations of $12.5 million and inflows from financing activities of $8.2 million. These inflows were offset by outflows for investing activities of $11.5 million.

         The inflow for financing activities is primarily attributable to mortgage proceeds of $19.0 million to finance the acquisition of the OBO SACHUEST. This was offset by the payment of mortgage principal of $8.9 million, the payment of related party liabilities of $0.9 million, the repurchase of options totaling $0.6 million and to payments for debt issuance costs of $0.4 million.

         The outflow for investing activities is attributable to the purchase and capital imporvements of the OBO SACHUEST for $20.5 million and the purchase of marketable securities of $0.2 million, net of the proceeds from the sale of two vessels of $9.2 million.

         The Company had a working  capital  deficit  totaling  $0.7  million at
December 31, 2004 as compared to $10.5 million at December 31, 2003. This deficit is predominantly a function of the rapid repayment of the floating rate facility. Lenders have traditionally been reluctant to extend repayment terms beyond three years on older ships. It is important to note that it is customary for shipping companies and their lenders to exclude the current portion of long-term debt in any working capital analysis for this reason. Excluding the current portion of long-term debt, the Company had working capital of $10.1 million at December 31, 2004 as compared to a deficit of $3.7 million at December 31, 2003. As a result of the accelerated repayment schedule, the Company has significantly reduced its long-term debt over a very short period of time. However, this negative working capital has had the effect of limiting the Company's ability to pay its trade debt in less than 90 days. Accordingly, the Company has agreed-upon 90 day terms with many of its regular trade creditors. Due to the longstanding relationships with creditors and the Company's consistency of payment under the 90-day terms, there has been little, if any negative effect on the business.

         Trade accounts receivable increased $3.7 million due predominantly to the fact that there were three voyages in progress at December 31, 2004 two of which were substantially complete and all at relatively high rates as compared to December 31, 2003. In addition, one of the three voyages that were in progress at December 31, 2003 began on December 29, 2003 and therefore had very little earned income, and one voyage completed on January 1, 2004 for which the freight was paid prior to the year end. Accounts receivable relating to voyages in progress increased $3.8 million or 750% as compared to 2003. Accounts receivable relating to completed voyages decreased $0.1 million or 9%. At December 31, 2004, the Company's three largest accounts receivable balances represented 82% of total accounts receivable. At December 31, 2003, the Company's three largest accounts receivable balances amounted to 73% of the total. At December 31, 2002, the Company's four largest accounts receivable balances represented 49% of total accounts receivable. The allowance for doubtful accounts was $137,000 at December 31, 2004 and $108,000 at December 31, 2003 and 2002.

         During 2004, revenues of $8.2 million from Lexington Shipping Corp., $7.2 million from Bunge Global Markets and $5.8 million from Swissmarine Services represented 15.9%, 13.9% and 11.2%, respectively of total revenues. Revenues in 2003 included charter hire revenues of $10.4 million from Bunge Global Markets, $6.8 million from Shell International and $6.6 million from Lexington Shipping representing 18.9%, 12.3% and 11.9% of total revenues, respectively. In 2002, revenues of $7.4 million from Ceres Hellenic represented 11.3% of total revenues.

         Vessels and capital improvements, net of accumulated depreciation, amounted to approximately $63.1 million at December 31, 2004, a decrease of $0.8 million as compared with December 31, 2003. The decrease is primarily attributable to the sale of two vessels during the year with an aggregate net book value of $13.9 million and to depreciation of $7.4 million. This was offset by the increase for the purchase of the OBO SACHUEST of $19.3 million and capital improvements of $1.2 million.

         Accounts payable decreased $2.1 million and accrued liabilities increased $0.5 million from December 31, 2003 to December 31, 2004. The decrease in accounts payable is due to the sale of vessels and the resulting reduction in vessel operating expenses and to the improved cash position of the Company. The increase in accrued liabilities is due to an increase in the payroll expense accruals of $0.1 million, and an increase in vessel operating expense accrual of $0.4 million.

         Accrued interest represents interest payable on the Cliaship facility, the increase in which is due to the additional borrowing of $19.0 million during 2004. The outstanding mortgage payable at December 31, 2004 was $29.3 million as compared to $19.2 million at December 31, 2003.

         On April 29, 2004, the Company entered into an amended and restated $36,000,000 floating rate loan facility. The amendment made available an additional $19.0 million for the purpose of acquiring the OBO SACHUEST.

         The floating rate loan facility is apportioned into two tranches with Tranche 1 attributable to the Existing Vessel fleet and Tranche 2 attributable to the new acquisition. Tranche 1 is payable in twelve quarterly installments of $1.2 million commencing on July 29, 2004, the twelfth installment being a balloon payment in an amount necessary to repay the tranche in full. Interest on the facility is equal to LIBOR plus 2.5%. Tranche 2 is payable in twenty quarterly installments. The first eight installments of $1.5 million are followed by eleven installments of $0.6 million and a final installment of $0.4 million is due on the maturity date.

         Expenses associated with the floating rate loan facility include arrangement fees of $360,000, which are capitalized and are being expensed over the five-year period of the loan.

         The floating rate loan facility contains certain restrictive covenants on the Company, which among other things, require minimum collateral coverage, restrict the payment of dividends and restrict leverage, investment and capital expenditure without consent of the lender. In addition, the agreement requires mandatory prepayment in the event of the total loss or sale of a vessel and in the event that the fair market value of the vessels acquired falls below 140% of the Tranche 1 balance outstanding or the fair market value of the Sachuest falls below 110% of the Tranche 2 balance outstanding. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of (a) $2.0 million and (b) six percent (6%) of the aggregate amount of indebtedness of the Company on a consolidated basis. At December 31, 2004 and 2003, the Company was in compliance with these covenants.

         On February 23, 2005, the Company, through a wholly owned subsidiary, entered into a $102,000,000 floating rate loan facility (the "facility"). The agreement was entered into for the purpose of acquiring three OBOs.

         The facility is apportioned into two tranches, being a Senior and a Junior portion. The Senior tranche is payable in twenty equal quarterly installments of $2.9 million commencing on June 14, 2005, and a balloon payment of $24.0 million due and payable with the final installment at the maturity date.

         The Junior tranche is payable in sixteen quarterly installments beginning on June 14, 2005 as follows:

         a. Installment 1 through 4                     $2,000,000
         b. Installment 5 through 8                     $1,250,000
         c. Installment 9 through 12                    $1,000,000
         d. Installment 13 through 16                   $ 750,000

         Interest on the Senior tranche of the facility is equal to LIBOR plus 1.25%. The Junior tranche carries interest of LIBOR plus 2.25% in year one, 2.5% in year two and 3.0% in years 3 and 4. Expenses associated with the loan will be capitalized and expensed over the 5 year term of the loan.

         The facility contains certain restrictive covenants on the Company, which among other things, restrict the payment of dividends and restrict leverage, investment and capital expenditure without consent of the lender. In addition, the agreement requires mandatory prepayment in the event of the total loss or sale of a vessel and in the event that the fair market value of the vessels acquired falls below 110% of the Senior tranche in years 1 through 3, 120% of the Senior tranche thereafter and 100% of the total outstanding at any time. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of (a) $5.0 million and (b) six percent (6%) of the aggregate amount of indebtedness of the Company on a consolidated basis.

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

         For the policy period ending February 20, 2005, the Company placed 100% of its H&M insurance in excess of claims of $125,000 each incident with NAL up to a maximum of an average of $76,250 each incident on two vessels, up to an average of $47,500 each incident on seven vessels and up to an average of $55,000 each incident on one vessel. In addition, the Company placed 70% of its H&M insurance in excess of between $125,000 and $175,000 each incident with NAL, which risk NAL fully reinsured with third party carriers.

         For the policy period ending February 20, 2004, the Company placed 35% of its H&M insurance in excess of claims of $125,000 each incident with NAL up to a maximum of $125,000 each incident on three vessels and up to a maximum of $50,000 each incident on four vessels. In addition, the Company placed 55% of its H&M insurance in excess of $125,000 each incident with NAL, which risk NAL fully reinsured. Further it placed 100% of its Increased Value insurance with NAL, which risk NAL also fully reinsured with third party carriers.

         For the policy period ending February 20, 2003, the Company placed 52.5% of its H&M insurance in excess of claims of $125,000 each incident with Northampton Assurance Ltd. ("NAL"), up to a maximum of $125,000 each incident, on three vessels. NAL is a wholly owned subsidiary of NHL. In addition, the Company placed 22.5% of its H&M in excess of claims of $125,000 each incident on all vessels, with NAL. Additional risk assumed by NAL was fully reinsured with third party carriers.

         For the  periods  ending  December  31,  2004,  2003 and  2002,  vessel operating expenses on the Consolidated Statements of Operations include approximately $496,000, $780,000 and $357,000, respectively, of insurance premiums paid to NAL (of which $336,000, $637,000 and $207,000, respectively, was ceded to reinsurers) and approximately $194,000, $157,000 and $87,000, respectively, of brokerage commissions paid to NAL. NAL paid consulting fees of $174,000 during each of the three years ending December 31, 2004 to R. Anthony Dalzell and a company controlled by Mr. Dalzell.

         On March 12, 2004, the Company, through a wholly owned subsidiary, acquired a 98,000 DWT OBO for $19,350,000. Capital improvements made subsequent to acquisition totaled $1.2 million, which were capitalized and included in the vessel's carrying amount on the Consolidated Balance Sheets. The vessel is on timecharter until March, 2006, plus or minus one month, at $27,000 per day. In conjunction with the acquisition, the Company entered into a $19,000,000 floating rate loan facility and simultaneously refinance its existing floating rate facility, as noted above.

         Management expects that the total expense for drydock and related repair work performed during 2005 will be approximately $4.4 million for four vessels. The expenses for drydock and related repair work totaled $1.6 million in 2004 for two vessels and $3.6 million in 2003 for four vessels. The capitalized costs for scheduled classification survey and related vessel upgrades were $1.4 million in 2002 for two vessels.

         Management does not believe that inflation has had any material impact on the Company's operations although certain of the Company's operating expenses (e.g., crewing, insurance and docking costs) are subject to fluctuation as a result of market forces. Inflationary pressures on bunker (fuel) costs are not expected to have a material effect on the Company's future operations since such costs are paid by the subcharterers in the case of time charters and all the vessels in the fleet are time charter through the end of 2005. In the case of voyage charters, charter rates are generally sensitive to the price of bunkers. However, a short-term fluctuation in bunker costs can impact the profitability of a voyage charter, which commenced prior to such fluctuation. Also, the Company is responsible for the bunker costs of its vessels while they are off hire.

Critical accounting policies
----------------------------

Basis of accounting:

         The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America or US GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

         Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to the consolidated financial statements.

Principles of consolidation:

         The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

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

         Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the total losses likely in its existing accounts receivable. The allowance is based on historical write-off experience and patterns that have developed with respect to the type of receivable and an analysis of the collectibility of current amounts. Past due balances that are not specifically reserved for are reviewed individually for collectibility. Specific accounts receivable invoices are charged off against the allowance when the Company determines that collection is unlikely. Credit risk with respect to trade accounts receivable is limited due to the long standing relationships with significant customers and their relative financial stability. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses when necessary. The Company does not have any off-balance sheet credit exposure related to its customers.

Basic and diluted net income per common share:

         Basic net income per common share is computed by dividing the net income for the year by the weighted average number of common shares outstanding in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), Earnings per Share. Diluted earnings per share ("EPS") is calculated by dividing net income for the year by the weighted average number of common shares, increased by potentially dilutive securities. The diluted EPS reflects the net effect on shares outstanding, using the treasury stock method, of the stock options granted to BHM in 2000 and the treasury shares held to satisfy the 1998 agreement discussed in NOTE 5.

Cash and cash equivalents:

         For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash, some money market accounts and overnight deposits with a maturity of 90 days or less from the date of acquisition.

Vessels, capital improvements and depreciation:

         Vessels are stated at cost, which includes contract price, acquisition costs and significant capital expenditures made within nine months of the date of purchase. Depreciation is provided using the straight-line method over the remaining estimated useful lives of the vessels, based on cost less salvage value. The estimated useful lives used are 30 years from the date of construction. When vessels are sold, the cost and related accumulated depreciation are reversed from the accounts, and any resulting gain or loss is reflected in the accompanying Consolidated Statements of Operations.

         Capital improvements to vessels made during special surveys are capitalized when incurred and amortized over the 5-year period until the next special survey. There were no special surveys in 2004 or 2003. Capital improvements totaled $1,400,000 for the year ended December 31, 2002 for classification survey, vessel upgrades and related work.

Repairs and maintenance:

         Expenditures for repairs and maintenance and drydocking of vessels are charged against income in the year incurred. Repairs and maintenance expense approximated $1.2 million, $1.8 million and $1.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. Drydocking expense was approximately $1.6 million and $3.6 million for the years ended December 31, 2004 and 2003 respectively. All work performed during 2002 was incurred as part of special classification surveys and was capitalized in accordance with the Company's policy, as noted above.

Impairment of long-lived assets:

         The Company is required to review its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are measured for impairment when the estimate of undiscounted future cash flows expected to be generated by the asset is less than its carrying amount. Measurement of the impairment loss is based on the asset grouping and is calculated based upon comparison of the fair value to the carrying value of the asset grouping. Vessels are grouped by product tankers and OBOs. Management performs impairment analysis when certain triggering events occur.

Inventories:

         Inventories consist of engine and machinery lubricants and bunkers required for the operation and maintenance of each vessel. Inventories are valued at cost, using the first-in, first-out method. Expenditures on other consumables are charged against income when incurred.

Recent accounting pronouncements:

         In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R Accounting for Stock-Based Compensation ("SFAS No. 123R"), that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123R replaces SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB 25. This statement will be effective as of the beginning of the first interim or annual reporting that begins after June 15, 2004. Entities that used the fair-value-based method for either recognizing or disclosure under SFAS No. 123 will apply this revised Statement using a modified version of prospective application. Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost is recognized on or after the required effective date based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for periods are adjusted on a basis consistent with the pro forma disclosures required for those periods be SFAS No. 123. The Company is currently evaluating the impact of adopting SFAS No. 123R, but it does not anticipate it having a material effect on the Company's Consolidated Financial Statements.

         On January 17, 2003, the FASB issued FASB Interpretation No. 46R, ("FIN 46R"), Consolidation of Variable Interest Entities. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. A variable interest entity is required to be consolidated by the company that has a majority of the expected losses or profits of the variable interest entity. The consolidation provisions of FIN 46R, as revised, were effective immediately for interests created after January 31, 2003 and were effective on March 31, 2004 for interests created before February 1, 2003. FIN 46R did not have a significant impact to the Company's 2004 Consolidated Financial Statements.

C. Research and development, patents and licenses, etc.

         Not applicable

D. Trend information

         Changing commercial views within the Company, combined with the need for a costly overhaul of one of the product tankers sold in 2004 and the four chemical/product tankers that were sold during and 2003 were the principal considerations for selling the vessels. See "Item 4. Information on the Company." The first vessel sold in 2004 was equipped with a medium speed Peilstic engine which was more expensive to maintain than other product tankers in the fleet. The costs to make necessary repairs for the intermediate survey due in 2004 were considered excessive given the desire of the Company to use available cash for investment in newer tonnage and other purposes. The second vessel sold in 2004 was not equipped for the carriage of vegetable oils. As this sector is considered to be an important part of the Company's business and due to the fetching prices at the time, the Company took advantage of the market and sold the ship. The four ships sold in 2003 were bareboat chartered, with the seller providing vessel management, since their acquisitions in 1997/1998 and as such, not maintained in a manner consistent with those vessels technically managed by BHES. The expense to make repairs necessary to bring these ships up to comparable condition to the remaining fleet was not considered cost effective and using the proceeds from the sales to pay down the loan and invest in newer tonnage of greater attractiveness to the Company's customers was considered optimal.

         The Company's decisions to sell the M/T SKOWHEGAN in 2004 was based predominantly on the need to increase cash levels for acquisition of newer tonnage. The decision to sell the M/T ACOAXET was based on the fact that the ship did not have coatings for the carriage of vegetable and palm oil, coupled with the attractive selling price.

         It is possible that additional vessels will be sold and newer tonnage acquired and that the sale of vessels in the existing fleet could result in the recognition of a gain or loss on sale. Each decision is made in light of liquidity and capital resource needs, market rates and running and repair costs of a particular vessel.

E. Off-balance sheet arrangements

         Not applicable

F. Tabular disclosure of contractual obligations

         At December 31, 2004, the Company's contractual obligation consists of the Cliaship Holdings Corp. floating rate facility. The mortgage rate is stated as a 2.5% margin over LIBOR. The aggregate maturities, including an estimate of the interest payable are as follows:




                                        Principal    Interest (1)      Total
                                      ------------------------------------------

2005                                  $ 10,800,000   $  1,285,989   $ 12,085,989
2006                                     9,000,000        746,664      9,746,664
2007                                     6,065,472        328,070      6,393,542
2008                                     2,400,000        127,500      2,527,500
2009                                     1,000,000         17,850      1,017,850
                                      ------------------------------------------
                                      $ 29,265,472   $  2,506,073   $ 31,771,545
                                      ==========================================



--------------------------------------------------------------------------------
(1) Interest is calculated using the LIBOR rate at December 31, 2004 and the average balance outstanding for the period. The Company does not expect significant fluctuation in the rate during the term of the loan and does not expect changes in the rate to have a material impact on the calculation.




G. Forward Looking Statements

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

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The directors and executive officers of the Company as of March 31, 2005 are as follows:

Name                       Age        Position with the Company
----                       ---        -------------------------

Michael S. Hudner          57         Chairman of the Board, President and Chief
                                      Executive Officer and Class A Director

Trevor J. Williams         62         Vice President and Class A Director

R. Anthony Dalzell         60         Treasurer and Chief Financial Officer and
                                      Class B Director

Charles L. Brock           61         Class B Director

John M. LeFrere            59         Class A Director

Anthony J. Hardy           64         Class A Director

Per Ditlev-Simonsen        72         Class B Director


         All directors and executive officers of the Company were first elected in June 1988 except Mr. LeFrere, who was elected a director in December 1995, Mr. Dalzell, who was appointed to his position as Treasurer and Chief Financial Officer in March 1997 and elected as Class B Director in June 1997 and Messrs. Hardy and Ditlev-Simonsen, who were elected directors in February 1998.

         Pursuant to the Company's Articles of Incorporation, the Board of Directors is divided into two classes of at least three persons each. Each class is elected for a two-year term. The Class B directors will serve until the 2005 annual meeting and the Class A directors will serve until the 2006 annual meeting of shareholders. Officers are appointed by the Board of Directors and serve until their successors are appointed and qualified. Former Class B director Roger M. Jones retired during 2000 and has not been replaced.

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

         Charles L. Brock has been a member of the law firm of Brock Partners since April 1995 which firm acted as United States counsel for the Company from 1995 to 2000 and since June 2002, a member of the investment banking firm of Brock Capital Group.

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

D. Employees

         The Company employed, as of December 31, 2004, four non-salaried individuals on a part-time basis as officers of the Company and, through its vessel-owning subsidiaries, utilizes the services of approximately 212 officers and crew. The Company's vessels are manned principally by crews from the Philippines, Pakistan, Croatia, Turkey and India.

E.  Share ownership

See "Item 7.A.  Major shareholders."


Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

         The following table sets forth information as of December 31, 2004, concerning the beneficial ownership of the common stock of the Company by (i) the only persons known by the Company's management to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all executive officers and directors of the Company as a group:

Name of Beneficial Owner                                   Number of         Percent Of
                                                            Shares             Common
                                                      Beneficially Owned      Stock (a)
                                                      ------------------      ---------
Northampton Holdings Ltd............................        2,011,926           52.40%
Michael S. Hudner (b)...............................        3,278,223           85.39%
Fundamental Securities International Ltd............        1,266,297           32.98%
Devonport Holdings Ltd. (c).........................        1,266,297           32.98%
Charles L. Brock....................................                -             *
R. Anthony Dalzell (d)..............................           14,475             *
John M. LeFrere.....................................                -             *
Anthony J. Hardy....................................                -             *
Per Ditlev- Simonsen................................                -             *
Trevor J. Williams (e)..............................       3,278,223            85.39%
                                                      --------------------   ----------
All executive officers and directors as a group
 (8 persons)........................................        3,292,698           85.69%
                                                      ====================   ==========

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

(b) Comprised of shares shown in the table for Northampton Holdings Ltd. ("NHL") plus the shares held by Fundamental Securities International Ltd. ("Fundamental"). Mr. Hudner is a general partner in the partnership which is the ultimate parent of Fundamental and a general partner in the ultimate owner of the general partner of B+H/Equimar 95 Associates, L.P. ("95 Associates"), which is a 66.4% owner of NHL. Fundamental is a 24.4% shareholder of NHL. Accordingly, Mr. Hudner may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL and Fundamental. Does not include 293,000 shares issuable upon exercise of options granted to BHM.

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

(e) Comprised of shares shown in the table for NHL plus the shares held by Fundamental. Mr. Williams is president and a director of Fundamental and the president and a director of 95 Associates. Accordingly, Mr. Williams may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL and Fundamental. Does not include 293,000 shares issuable upon exercise of options granted to BHM.

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

         BHM is the manager of PROTRANS and has delegated certain of its duties to NMS and BHES. Certain voyage expenses and overhead, including fees to BHM for the performance of certain administrative, marketing and operations services, have been paid from the gross freight income of all the vessels and the balance has been paid out as charter hire to the vessel owners.

         Currently, the Company pays BHM a monthly rate of $5,541 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index. These services include general, administrative and accounting services During the years ended December 31, 2004, 2003 and 2002, the Company paid BHM fees of approximately $460,000, $860,000 and $918,000, respectively. The total fees declined in 2004 due to the reduction in the number of fee months resulting from the reduction in the number of vessels owned.

         The Company also pays BHM a monthly rate of $11,379 per vessel for technical management services, which may be adjusted annually for any increases in the Consumer Price Index. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the years ended December 31, 2004, 2003 and 2002, the Company paid BHM fees of approximately $1,274,000, $1,673,000 and $1,183,000, respectively for these services. The total fees declined in 2004 due to the reduction in the number of fee months resulting from the reduction in the number of vessels owned.

         The Company engages BHM to provide commercial management services at a monthly rate of $9,024 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM. Commercial managers provide marketing and operations services. During the years ended December 31, 2004, 2003 and 2002, the Company paid BHM fees of approximately $993,000, $1,327,000 and $1,300,000, respectively for these services. The total fees declined in 2004 due to the reduction in the number of fee months resulting from the reduction in the number of vessels owned.

         The Company engaged Centennial Maritime Services Corp. ("Centennial"), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the years ended December 31, 2004, 2003 and 2002, the Company paid Centennial manning fees of approximately $215,000, $329,000 and $251,000, respectively.

         Dominion paid BHM $72,000 during 2002 for commercial management services. ABSC paid BHM a total of $86,000 in 2003 and $103,000 in 2002, for general, administrative and accounting services and for technical management services.

         BHM received brokerage commissions of $194,000 in connection with the purchase of the OBO SACHUEST in April 2004. The Company also paid BHM standard industry chartering commissions of $302,000 in 2004, $326,000 in 2003 and $390,000 in 2002 in respect of certain time charters in effect during those periods.

         During 2004, 2003 and 2002, the Company paid fees of $205,000, $240,000 and $240,000 to J.V. Equities, Inc. for consulting services rendered. J.V. Equities is controlled by John LeFrere, a director of the Company. In December, 2004, in a restructuring of the Company's consulting arrangement with J.V. Equities, who terminated a consulting arrangement providing for payments of $240,000 per year, received and surrendered an option to purchase 307,000 shares of Company common stock exercisable at $1.00 per share, and received an additional fee of $644,000 as consideration for canceling the options, which was recorded as a charge to paid in capital in the Company's Consolidated Balance Sheets at December 31, 2004. J. V. Equities will receive additional payments aggregating $1,396,000 consisting of $5,000 per month payable in 2005, and $41,750 per month from January 2006 through August 2008.

         During 2004, 2003 and 2002, the Company paid fees of $27,000, $58,000 and $81,000, respectively, to Dean Investments for consulting services rendered. Dean Investments is controlled by R. Anthony Dalzell, the Chief Financial Officer, Vice President and a director of the Company.

         On June 1, 2003, the Company borrowed $1,050,000 from Providence Tankers Ltd., a company affiliated with the Company through common ownership. The note can be repaid at any time prior to the maturity date, April 1, 2005. Interest of 6.5% on the note is payable at maturity. At December 31, 2004, the the note was paid in full.

         During 1998, the Company's Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. During 2004, an additional 8,065 shares, bringing the total to 40,326 shares, have been issued from treasury stock being held for this purpose. Compensation cost of $89,000 and $35,000 based on the market price of the shares at the date of issue was included as management fees to related parties in the Consolidated Statement of Operations as of December 31, 2004 and 2003 respectively. Due to forfeitures, no shares were issued during 2002.

         Effective December 31, 2000, the Company granted 600,000 stock options, with a value of $78,000 to BHM as payment for services in connection with the acquisition of the Notes. The exercise price is the fair market value at the date of grant and the options are exercisable over a ten-year period.

         Information regarding these stock options is as follows:

                                                   Shares       Option Price ($)
                                                   ------       ----------------

         Outstanding at January 1, 2004            600,000            1.00
         Granted                                                         -
         Exercised                                       -               -
         Cancelled                                 307,000               -
                                                   -------
         Outstanding at December 31, 2004          293,000            1.00


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

         For the policy period ending February 20, 2005, the Company placed 100% of its H&M insurance in excess of claims of $125,000 each incident with NAL up to a maximum of an average of $76,250 each incident on two vessels, up to an average of $47,500 each incident on seven vessels and up to an average of $55,000 each incident on one vessel. In addition, the Company placed 70% of its H&M insurance in excess of between $125,000 and $175,000 each incident with NAL, which risk NAL fully reinsured.

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

         For the  periods  ending  December  31,  2004,  2003 and  2002,  vessel operating expenses on the Consolidated Statements of Operations include approximately $496,000, $780,000 and $357,000, respectively, of insurance premiums paid to NAL (of which $336,000, $637,000 and $207,000, respectively, was ceded to reinsurers) and approximately $194,000, $157,000 and $87,000, respectively, of brokerage commissions paid to NAL. NAL paid consulting fees of $174,000 during each of the three years ending December 31, 2004 to R. Anthony Dalzell and a company controlled by Mr. Dalzell.

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

A.8. Policy on dividend distributions

         The Company has a policy of investment for future growth and does not anticipate paying cash dividends on the common stock in the foreseeable future. The payment of cash dividends on shares of common stock will be within the discretion of the Company's Board of Directors and will depend upon the earnings of the Company, the Company's capital requirements and other financial factors which are considered relevant by the Company's Board of Directors. Both the Cliaship and the OBO Holdings Ltd. loan facilities restrict the payment of dividends.

B. Significant changes

         Not applicable

Item 9.  THE OFFER AND THE LISTING

         A. Offer and listing details

         The following table sets forth, for the last six months, the high and low sales price, for the two most recent fiscal years, the quarterly high and low sales prices and for the prior three fiscal years, the annual high and low sales price for a share of Common Stock on the American Stock Exchange:

                                       Sales price
                                       -----------

                                 High                Low
                                 ----                ---

         2004
         ----

         1st Quarter             18.30                9.90
         2nd Quarter             22.30                8.10
         3rd Quarter             27.43                7.60
         4th Quarter             27.15               12.50

         July                     8.60                7.60
         August                  11.70                7.76
         September               27.43                9.00
         October                 27.15               13.76
         November                19.45               13.15
         December                19.80               12.50

         2003
         ----

         1st Quarter              7.48                7.11
         2nd Quarter              7.45                7.12
         3rd Quarter              7.40                6.50
         4th Quarter             16.65                6.71

         Annual
         ------

         2002                    8.20                4.90
         2001                    6.25                0.40
         2000                    2.25                0.25
         1999                    4.00                1.00
         1998                    9.00                2.63


-----------------------------------
         As of December 31, 2004, there were 229 record holders of Common Stock, 188 of whom, holding approximately 32% of the outstanding shares of Common Stock, had registered addresses in the United States.

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

H. Documents on Display

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20459. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrant's have filed electronically with the SEC. In addition, documents referred to in this annual report may be inspected at our offices located at 3rd Floor, Par La Ville Place, 14 Par La Ville Road, Hamilton HM 08, Bermuda.

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

         Credit Risk. The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company maintains its cash accounts with various major financial institutions in the United States, the United Kingdom and Norway. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

         Credit risk with respect to trade accounts receivable is limited due to the long standing relationships with significant customers and their relative financial stability. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. At December 31, 2004, the Company's three largest accounts receivable balances represented 82% of total accounts receivable. At December 31, 2003, the Company's three largest accounts receivable balances amounted to 73% of the total. At December 31, 2002, the Company's four largest accounts receivable balances represented 49% of total accounts receivable. The allowance for doubtful accounts was $137,000 at December 31, 2004.

         During 2004, revenues of $8.2 million from Lexington Shipping Corp., $7.2 million from Bunge Global Markets and $5.8 million from Swissmarine Services represented 15.9%, 13.9% and 11.2%, respectively of total revenues. Revenues in 2003 included charter hire revenues of $10.4 million from Bunge Global Markets, $6.8 million from Shell International and $6.6 million from Lexington Shipping representing 18.9%, 12.3% and 11.9% of total revenues, respectively. In 2002, revenues of $7.4 million from Ceres Hellenic represented 11.3% of total revenues.

         Interest Rate Fluctuation. The Company's debt contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. The Company does not expect this rate to fluctuate dramatically, however slight increases can be expected. The Company does not expect rate changes to have a material adverse effect on the liquidity and capital resources due to the rapid paydown of the outstanding debt.

         Foreign Exchange Rate Risk. The Company generate all of its revenues in U.S. dollars but the Company incurs a portion of its expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of transaction. Resulting exchange gains and/or losses on settlement or translation are included in the accompanying Consolidated Statements of Operations.

         Inflation. Although inflation has had a moderate impact on its trading fleet's operating and voyage expenses in recent years, management does not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

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

Item 16C. Principal Accounting Fees and Services

         Fees, including reimbursements for expenses, for professional services rendered by PricewaterhouseCoopers, LLP for the audit of the Company's annual financial statements for the years ended December 31, 2004, 2003 and 2002 were $112,500, $115,000 and $99,000, respectively. PricewaterhouseCoopers, LLP did not provide other services to the Company.

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

Item 18. FINANCIAL STATEMENTS.

         The following Consolidated Financial Statements of the Company and its subsidiaries appear at the end of this Annual Report:

                                                                        Page No.
                                                                        --------
         Consolidated Financial Statements:

         Report of Independent Registered Public Accounting Firm        F-2

         Consolidated Balance Sheets at December 31, 2004 and
              2003                                                      F-3

         Consolidated Statements of Operations for the Years Ended
              December 31, 2004, 2003 and 2002                          F-4

         Consolidated Statements of Changes in Stockholders' Equity
              for the Years Ended December 31, 2004, 2003 and 2002      F-5

         Consolidated Statements of Cash Flows for the Years Ended
              December 31, 2004, 2003 and 2002                          F-6

         Notes to Consolidated Financial Statements                     F-7

Item 19. EXHIBITS.

I. Restated and Amended Loan Agreement dated April 26, 2004 between Nordea Bank Norge ASA and Cliaship Holdings Ltd. providing for a $36,000,000 Secured Term Loan Facility.
II. Floating Rate Loan Agreement dated February 23, 2005 between Nordea Bank Norge ASA and OBO Holdings Ltd. Providing for a $102,000,000 Secured Term Loan Facility.

------------------------
         The following documents have been filed as Exhibits to the Annual Report on Form 20F of B+H Ocean Carriers Ltd., incorporated herein by reference:

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

                                            B+H OCEAN CARRIERS LTD.
                                            (Registrant)


Date: April 15, 2005                        By: /s/Michael S. Hudner
      --------------                           ---------------------------------
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

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
     (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report based on such evaluation; and
     (d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

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


Date: April 15, 2005                     By: /s/ Michael S. Hudner
      --------------                        ------------------------------------
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

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
     (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report based on such evaluation; and
     (d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

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


Date:  April 15, 2005                   By: /s/R. Anthony Dalzell
      ---------------                      -------------------------------------
                                           R. Anthony Dalzell
                                           Treasurer and Chief Financial Officer
                                           And Class B Director

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of B+H Ocean Carriers Ltd.; (the "Company") on Form 20-F for the year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael S. Hudner, Chairman of the Board, President and Chief Executive Officer and Class A
Director of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13 (a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.





Date: April 15, 2005                     By:  /s/ Michael S. Hudner
      --------------                        ----------------------------
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





Date: April 15, 2005                    By: /s/ R. Anthony Dalzell
     ---------------                       -------------------------------------
                                           R. Anthony Dalzell
                                           Treasurer and Chief Financial Officer
                                           And Class B Director

Item 18.  FINANCIAL STATEMENTS.




                             B+H Ocean Carriers Ltd.
                   Index to Consolidated Financial Statements



Report of Independent Registered Public Accounting Firm................      F-2

Consolidated Balance Sheets as of December 31, 2004 and 2003...........      F-3

Consolidated Statements of Operations for the three years ended
  December 31, 2004....................................................      F-4

Consolidated Statements of Changes in Shareholders' Equity for the
  three years ended December 31, 2004..................................      F-5

Consolidated Statements of Cash Flows for the three years ended
  December 31, 2004....................................................      F-6

Notes to Consolidated Financial Statements.............................      F-7

             Report of Independent Registered Public Accounting Firm



To the Board of Directors and Shareholders of B+H Ocean Carriers Ltd.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of B+H Ocean Carriers Ltd. and its subsidiaries (the "Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards generally of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.





PricewaterhouseCoopers LLP
Boston, MA

April 6, 2005


                             B+H Ocean Carriers Ltd.
                           Consolidated Balance Sheets
                           December 31, 2004 and 2003


                                     Assets
                                                                      2004            2003
                                                                  ------------    ------------
Current assets:
Cash and cash equivalents                                         $ 12,063,022    $  2,908,824
Marketable securities                                                  198,270            --
Trade accounts receivable, less allowance for doubtful accounts      5,545,504       1,824,008
  of $137,000 and $108,000 in 2004 and 2003, respectively
Inventories                                                            770,381         907,947
Prepaid expenses and other current assets                              766,827         893,433
                                                                  ------------    ------------
Total current assets                                                19,344,004       6,534,212
                                                                  ------------    ------------

Vessels, at cost:
Vessels                                                             94,705,496      97,148,430
Less - Accumulated depreciation                                    (31,608,510)    (33,285,112)
                                                                  ------------    ------------
                                                                    63,096,986      63,863,318
                                                                  ------------    ------------
Investments and other assets                                           461,313         432,682
                                                                  ------------    ------------

Total assets                                                      $ 82,902,303    $ 70,830,212
                                                                  ============    ============

                      Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable                                                  $  5,331,028    $  7,446,879
Accrued liabilities                                                  2,298,824       1,764,877
Accrued interest                                                       267,842         188,869
Current portion of mortgage payable                                 10,800,000       6,799,312
Deferred income                                                      1,299,414         730,255
Other liabilities                                                       76,086          94,442
                                                                  ------------    ------------
Total current liabilities                                           20,073,194      17,024,634

Note payable to related party                                             --           944,686
Mortgage payable                                                    18,465,472      12,365,988
                                                                  ------------    ------------
Total liabilities                                                   38,538,666      30,335,308
                                                                  ------------    ------------
Commitments and contingencies (Note 7)


Shareholders' equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
     no shares issued and outstanding                                     --              --
Common stock, $0.01 par value; 30,000,000 shares authorized;
     4,314,025 shares issued, 3,839,242 and 3,831,177 shares
     outstanding as of December 31, 2004 and 2003, respectively         43,140          43,140
Paid-in capital                                                     37,538,669      38,142,343
Retained earnings                                                    9,807,294       5,383,279
                                                                  ------------    ------------
                                                                    47,389,103      43,568,762
Less - Treasury stock                                                3,025,466       3,073,858
                                                                  ------------    ------------
Total shareholders' equity                                          44,363,637      40,494,904
                                                                  ------------    ------------
Total liabilities and shareholders' equity                        $ 82,902,303    $ 70,830,212
                                                                  ============    ============


The accompanying notes are an integral part of these consolidated financial statements.
                                      F-3


                             B+H Ocean Carriers Ltd.
                      Consolidated Statements of Operations
              For the years ended December 31, 2004, 2003 and 2002



                                                                       2004            2003            2002
                                                                   ------------    ------------    ------------
Revenues:
Voyage, time and bareboat charter revenues                         $ 51,362,910    $ 55,156,875    $ 64,537,505
Other income                                                               --              --            27,881
                                                                   ------------    ------------    ------------

Total revenues                                                       51,362,910      55,156,875      64,565,386

Operating expenses:
Voyage expenses                                                       9,663,653      19,373,318      28,683,727
Vessel operating expenses, drydocking and survey costs               19,742,875      25,089,187      16,282,104
Depreciation and amortization                                         7,763,640       9,024,806      10,407,804
Loss on sale of vessels                                               4,682,965      16,187,604            --
General and administrative:
     Management fees to related party                                   548,653         891,570         908,366
     Consulting and professional fees, and other expenses             3,206,483       3,006,315       2,595,052
                                                                   ------------    ------------    ------------
Total operating expenses                                             45,608,269      73,572,800      58,877,053
                                                                   ------------    ------------    ------------

Income (loss) from vessel operations                                  5,754,641     (18,415,925)      5,688,333
                                                                   ------------    ------------    ------------

Other income (expense):
Gain on retirement of 9-7/8% First Preferred Ship Mortgage Notes           --         6,803,965         797,875
Interest expense                                                     (1,361,753)     (1,506,023)     (3,442,857)
Interest income                                                          32,857           1,832          36,981
Earn-out interest                                                          --              --         1,004,150
Loss to minority interest in subsidiary                                    --            23,866            --
Other (expense)                                                          (1,730)           --              --
                                                                   ------------    ------------    ------------
Total other (expenses) income, net                                   (1,330,626)      5,323,640      (1,603,851)
                                                                   ------------    ------------    ------------

Net income (loss)                                                  $  4,424,015    $(13,092,285)   $  4,084,482
                                                                   ============    ============    ============

Basic earnings (loss) per common share                             $       1.15    $      (3.41)   $       1.06
                                                                   ============    ============    ============
Diluted earnings (loss) per common share                           $       1.00    $      (3.41)   $       0.93
                                                                   ============    ============    ============

Weighted average number of common shares outstanding:
Basic                                                                 3,839,242       3,835,269       3,869,865
                                                                   ============    ============    ============
Diluted                                                               4,404,757       3,835,269       4,413,423
                                                                   ============    ============    ============



The accompanying notes are an integral part of these consolidated financial statements.
                                      F-4


                             B+H Ocean Carriers Ltd.
           Consolidated Statements of Changes in Shareholders' Equity


                                            Common         Treasury         Paid-in       Retained
                                             Stock          Stock           Capital       Earnings        Total
                                         ------------    ------------    ------------   ------------   ------------
Balance, December 31, 2001               $     43,140    $ (2,368,286)   $ 38,294,437   $ 14,391,082   $ 50,360,373
Net income                                                                                 4,084,482      4,084,482
Treasury shares acquired (2)                                 (640,665)                                     (640,665)
Sale of consolidated subsidiary (3)                                          (252,456)                     (252,456)
                                         ------------    ------------    ------------   ------------   ------------

Balance, December 31, 2002                     43,140      (3,008,951)     38,041,981     18,475,564     53,551,734
Net loss                                                                                 (13,092,285)   (13,092,285)
Contribution from minority shareholder                                         93,990                        93,990
Treasury shares issued (1)                                     28,815           6,372                        35,187
Treasury shares acquired (2)                                  (93,722)                                      (93,722)
                                         ------------    ------------    ------------   ------------   ------------

Balance, December 31, 2003                     43,140      (3,073,858)     38,142,343      5,383,279     40,494,904
Net income                                                                                 4,424,015      4,424,015
307,000 Options cancelled (4)                                                (644,000)                     (644,000)
8,065 Treasury shares issued (1)                               48,392          40,326                        88,718
                                         ------------    ------------    ------------   ------------   ------------

Balance, December 31, 2004               $     43,140    $ (3,025,466)   $ 37,538,669   $  9,807,294   $ 44,363,637
                                         ============    ============    ============   ============   ============



Shares outstanding at December 31, 2004, 2003 and 2002 totaled 3,839,242, 3,831,177 and 3,839,522, respectively.

(1) Treasury shares issued per 1998 Agreement, see NOTE 5.
(2) Pursuant to a program to repurchase up to 600,000 shares for reissuance to B+H Management Ltd. ("BHM") when options are exercised. See NOTE 5.
(3) Loss on sale of consolidated subsidiary, see NOTE 3.
(4) Options cancelled, see NOTE 5.


Treasury shares outstanding are as follows:

Treasury shares outstanding at December 31, 2001                        376,603
Treasury shares acquired                                                 97,900
Treasury shares issued                                                     --
                                                                   ------------
Treasury shares outstanding  at December 31, 2002                       474,503
Treasury shares acquired                                                 13,100
Treasury shares issued                                                   (4,755)
                                                                   ------------
Treasury shares outstanding at December 31, 2003                        482,848
Treasury shares acquired                                                   --
Treasury shares issued                                                   (8,065)
                                                                   ------------
Trasury shares outstanding at December 31, 2004                         474,783
                                                                   ============



The accompanying notes are an integral part of these consolidated financial statements.
                                      F-5


                             B+H Ocean Carriers Ltd.
                      Consolidated Statements of Cash Flows
              For the years ended December 31, 2004, 2003 and 2002

                                                                          2004            2003            2002
                                                                      ------------    ------------    ------------
Cash flows from operating activities:
 Net income (loss)                                                    $  4,424,015    $(13,092,285)   $  4,084,482
 Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Depreciation and amortization                                         7,763,640       9,024,806      10,407,804
   Loss on sale of vessels                                               4,682,965      16,187,604            --
   Income to minority interest in subsidiary                                  --           (23,866)           --
   Provision for bad debts                                                  29,394            --           108,000
   Earn-out interest                                                          --              --        (1,004,150)
   Gain on retirement of 9-7/8% First Preferred Ship Mortgage Notes           --        (6,803,965)       (797,875)
   Changes in assets and liabilities:
     (Increase) decrease in trade accounts receivable                   (3,750,890)      2,490,483      (3,406,062)
     Decrease (increase) in inventories                                    137,566         895,674        (834,783)
     Decrease (increase) in prepaid expenses and other assets              126,606         (11,089)         22,437
     (Decrease) increase in accounts payable                            (2,115,851)        515,261       1,469,076
     Increase (decrease) in accrued liabilities                            533,947        (296,395)     (2,344,655)
     Increase (decrease) in accrued interest and earn-out interest          78,973      (1,227,860)       (624,888)
     Increase (decrease) in deferred income                                569,159         (58,572)       (235,987)
     (Decrease) increase in other liabilities                              (18,356)       (602,432)        488,749
                                                                      ------------    ------------    ------------
 Total adjustments                                                       8,037,153      20,089,649       3,247,666
                                                                      ------------    ------------    ------------
Net cash provided by operating activities                               12,461,168       6,997,364       7,332,148

Cash flows from investing activities:
 Purchase and investment in vessels                                    (20,589,234)           --        (1,405,082)
 Proceeds from sale of vessels                                           9,239,985      13,209,375            --
 Purchase of marketable securities                                        (198,270)           --              --
 Loans to affiliates                                                          --              --           736,750
                                                                      ------------    ------------    ------------
Net cash (used in) provided by investing activities                    (11,547,519)     13,209,375        (668,332)
                                                                      ------------    ------------    ------------

Cash flows from financing activities:
 Payments for debt issuance costs                                         (359,655)        (71,894)       (423,816)
 Contribution from minority shareholder                                       --            93,990            --
 Retirement of 9-7/8% First Preferred Ship Mortgage Notes                     --        (5,075,971)       (452,125)
 Purchase of treasury stock                                                   --           (93,722)       (640,665)
 Repurchase of options                                                    (644,000)           --              --
 Issuance of Treasury Shares                                                88,718          35,187            --
 Proceeds from vessel financing                                         19,000,000       4,995,298      38,648,000
 Related party loan                                                       (944,686)        944,686            --
 Payment of earn-out interest                                                 --              --        (2,968,999)
 Payments of mortgage principal                                         (8,899,828)    (25,712,748)    (45,506,941)
                                                                      ------------    ------------    ------------
Net cash provided by (used in) financing activities                      8,240,549     (24,885,174)    (11,344,546)
                                                                      ------------    ------------    ------------

Net increase (decrease) in cash and cash equivalents                     9,154,198      (4,678,435)     (4,680,730)
Cash and cash equivalents, beginning of year                             2,908,824       7,587,259      12,267,989
                                                                      ------------    ------------    ------------
Cash and cash equivalents, end of year                                $ 12,063,022    $  2,908,824    $  7,587,259
                                                                      ============    ============    ============




Supplemental schedule of noncash financing and investing transactions (NOTE 9).


The accompanying notes are an integral part of these consolidated financial statements.
                                      F-6

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1-ORGANIZATION

         B+H Ocean Carriers Ltd. (the "Company"), a Liberian Corporation, was incorporated in April 1988 and was initially capitalized on June 27, 1988. The Company is engaged in the business of acquiring, investing in, owning, operating and selling product tankers and bulk carriers. In August 1988, the Company completed a public offering of 4,000,000 shares of its common stock.

         As of December 31, 2004, the Company owned and operated seven product tankers and one OBO (Ore/Bulk/Oil) combination carrier. As of December 31, 2003, the Company owned and operated nine product tankers. At December 31, 2002, the Company owned and operated nine product tankers and four chemical/product tankers.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting:

         The accompanying Consolidated Financial Statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies follows.

Principles of consolidation:

         The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries, including Cliaship Holdings Ltd. ("Cliaship"), Equimar Shipholdings Ltd. ("Equimar"), OBO Holdings Ltd. and Product Transport Corporation Ltd. ("Protrans"). All significant intercompany transactions and accounts have been eliminated in consolidation. No losses are allocated to minority shareholders of consolidated subsidiaries if such losses exceed the minority interest in the equity capital.

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

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company maintains its cash accounts with various high quality financial institutions in the United States, the United Kingdom and Norway. The Company performs periodic evaluations of the relative credit standing of these financial institutions. At various times throughout the year, the Company may maintain certain US bank account balances in excess of Federal Deposit Insurance Corporation limits. The Company does not believe that significant concentration of credit risk exists with respect to these cash equivalents.

         Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the total losses likely in its existing accounts receivable. The allowance is based on historical write-off experience and patterns that have developed with respect to the type of receivable and the analysis of collectibility of current amounts. Past due balances that are not specifically reserved for are reviewed individually for collectibility. Specific accounts receivable invoices are charged off against the allowance when the Company determines that collection is unlikely. Credit risk with respect to trade accounts receivable is limited due to the long standing relationships with significant customers and their relative financial stability. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses when necessary. The Company does not have any off-balance sheet credit exposure related to its customers.

         At December 31, 2004, the Company's three largest accounts receivable balances represented 82% of total accounts receivable. At December 31, 2003, the Company's three largest accounts receivable balances amounted to 73% of the total. At December 31, 2002, the Company's four largest accounts receivable balances represented 49% of total accounts receivable. The allowance for doubtful accounts was $137,000 at December 31, 2004 and $108,000 at December 31, 2003 and 2002.

         During 2004, revenues of $8.2 million from Lexington Shipping Corp., $7.2 million from Bunge Global Markets and $5.8 million from Swissmarine Services represented 15.9%, 13.9% and 11.2%, respectively of total revenues. Revenues in 2003 included charter hire revenues of $10.4 million from Bunge Global Markets, $6.8 million from Shell International and $6.6 million from Lexington Shipping representing 18.9%, 12.3% and 11.9% of total revenues, respectively. In 2002, revenues of $7.4 million from Ceres Hellenic represented 11.3% of total revenues.

Basic and diluted net income per common share:


         Basic net income per common share is computed by dividing the net income for the year by the weighted average number of common shares outstanding in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), Earnings per Share. Diluted earnings per share ("EPS") is calculated by dividing net income for the year by the weighted average number of common shares, increased by potentially dilutive securities. In 2004 and 2002, diluted EPS reflects the net effect on shares outstanding, using the treasury stock method, of the stock options granted to BHM in 2000 and the treasury shares held to satisfy the 1998 agreement discussed in NOTE 5.


                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



         In 2003, the net effect on shares outstanding, using the treasury stock method, of the stock options granted to BHM in 2000 and the treasury shares held to satisfy the 1998 agreement was anti-dilutive. There is therefore no difference between EPS and diluted earnings per share in 2003.

                                                            2004        2003        2002
                                                          ---------   ---------   ---------
Weighted average number of shares outstanding - basic     3,839,242   3,835,269   3,869,865
Net effect of outstanding stock options                     541,319     521,363     506,542
Stock compensation shares not issued                         24,196      32,261      37,016
                                                          ---------   ---------   ---------

Weighted average number of shares outstanding - diluted   4,404,757   4,388,893   4,413,423
                                                          =========   =========   =========

Cash and cash equivalents:


         Cash and cash equivalents include cash, certain money market accounts and overnight deposits with a maturity of 90 days or less when acquired.

Marketable Securities:

         Investments consist of equity investments and money market accounts that are recorded at fair value determined on the basis of quoted market price. Interest income and realized gains and losses on sales of securities, are reflected as part of interest income.


Fair value of financial instruments

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

Vessels, capital improvements and depreciation:

         Vessels are stated at cost, which includes contract price, acquisition costs and significant capital expenditures made within nine months of the date of purchase. Depreciation is provided using the straight-line method over the remaining estimated useful lives of the vessels, based on cost less salvage value. The estimated useful lives used are 30 years from the date of construction. When vessels are sold, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in the accompanying Consolidated Statements of Operations.

         Capital improvements to vessels made during special surveys are capitalized when incurred and amortized over the 5-year period until the next special survey. There were no special surveys in 2004 or 2003. Capital improvements totaled $1,405,000 for the year ended December 31, 2002, for classification survey, vessel upgrades and related work.

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Repairs and maintenance:

         Expenditures for repairs and maintenance and drydocking of vessels are charged against income in the year incurred. Repairs and maintenance expense approximated $1,247,000, $1,834,000 and $1,554,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Drydocking expense was $1,563,000 and $3,552,000 for the years ended December 31, 2004 and 2003, respectively. There was no intermediate drydocking in 2002.

Impairment of long-lived assets:

         The Company is required to review its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are measured for impairment when the estimate of undiscounted future cash flows expected to be generated by the asset is less than its carrying amount. Measurement of the impairment loss is based on the asset grouping and is calculated based upon comparison of the fair value to the carrying value of the asset grouping. Vessels are grouped by product tankers and OBOs. Management performs impairment analysis when certain triggering events occur.

Segment Reporting:

         The Company has determined that it operates in one reportable segment, the international transport of dry bulk and liquid cargo.

Inventories:

         Inventories  consist of engine and  machinery  lubricants  and  bunkers
(fuel) required for the operation and maintenance of each vessel. Inventories are valued at cost, using the first-in, first-out method. Expenditures on other consumables are charged against income when incurred.

Taxation:

         The Company is not subject to corporate income taxes on its profits in Liberia because its income is derived from non-Liberian sources. The Company is not subject to corporate income tax in other jurisdictions.

         New regulations, effective for taxable years beginning after September 24, 2004 (fiscal year 2005 for the Company), may subject United States source transportation income of controlled foreign corporations to be taxable in the U.S. Depending upon the actual facts and circumstances, U.S. source transportation income earned by the Company and its subsidiaries will either be subject to a 4% gross receipts tax or taxable as income effectively connected with a U.S. trade or business on a net income basis at normal U.S. corporation tax rates (generally 35%) plus a branch tax (generally 30% or reduced treaty rate) on the net after tax income, resulting in an overall effective tax rate on such income of up to 54.5%. The Company is currently assessing the impact these new regulations could have going forward.

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

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



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

Recent accounting pronouncements:

         In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R Accounting for Stock-Based Compensation ("SFAS No. 123R"), that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123R replaces SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB 25. This statement will be effective as of the beginning of the first interim or annual reporting that begins after June 15, 2004. Entities that used the fair-value-based method for either recognizing or disclosure under SFAS No. 123 will apply this revised Statement using a modified version of prospective application. Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost is recognized on or after the required effective date based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for periods are adjusted on a basis consistent with the pro forma disclosures required for those periods be SFAS No. 123. The Company is currently evaluating the impact of adopting SFAS No. 123R, but it does not anticipate it having a material effect on the Company's Consolidated Financial Statements.

         On January 17, 2003, the FASB issued FASB Interpretation No. 46R, ("FIN 46R"), Consolidation of Variable Interest Entities. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. A variable interest entity is required to be consolidated by the company that has a majority of the expected losses or profits of the variable interest entity. The consolidation provisions of FIN 46R, as revised, were effective immediately for interests created after January 31, 2003 and were effective on March 31, 2004 for interests created before February 1, 2003. FIN 46R did not have a significant impact to the Company's 2004 Consolidated Financial Statements.


Reclassifications:

         Certain prior year amounts have been reclassified to conform to the current year presentation.

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 3- ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS:

Vessel acquisitions and related amendment of loan facility:
-----------------------------------------------------------

         On April 29, 2004, the Company, through a wholly owned subsidiary, acquired a 98,000 DWT OBO (Ore/Bulk/Oil), a combination tanker/bulk carrier built in 1986, for $19,350,000. Capital improvements made subsequent to acquisition to prepare the vessel for its intended use totaled $1,239,000, which were capitalized and included in the vessel's carrying amount. The vessel is on timecharter until March 2006, plus or minus one month, at $27,000 per day. In conjunction with the sale, the Company refinanced the existing floating rate loan facility and borrowed an additional $19 million. See NOTE 6-MORTGAGE PAYABLE.

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

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Vessel disposals:

         On May 25, 2004, the Company, through a wholly owned subsidiary, sold the vessel M/T SKOWHEGAN for $3,800,000 to an unaffiliated party. The excess of the book value of the vessel over the sales proceeds of $4,100,000 is included in the Consolidated Statements of Operations as of December 31, 2004. The proceeds of the sale were held by the Company for purposes of acquiring additional vessels.

         On December 7, 2004, the Company, through a wholly owned subsidiary, sold the vessel M/T ACOAXET for $5,700,000 to an unaffiliated party. The excess of the book value of the vessel over the sales proceeds of $600,000 is included in the Consolidated Statements of Operations as of December 31, 2004. A portion of the net proceeds of the sale were used to repay a portion of the mortgage as required under the amended facility dated April 29, 2004. See NOTE 6.

         On June 10, July 1, July 16 and July 17, 2003, the Company, through wholly owned subsidiaries, sold the vessels M/T CANSO for $2,675,000, M/T
CHEBUCTO for $2,675,000, M/T CASCO for $2,625,000 and M/T CATAUMET for $2,625,000, respectively. The aggregate excess of the book value of the vessels over the sales proceeds of $16.5 million is included in the Consolidated Statements of Operations as of December 31, 2003. The net proceeds of the sale were used to repay a portion of the mortgage as required under the amendment dated April 16, 2003. See NOTE 6.

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

NOTE 4-INVESTMENTS AND OTHER ASSETS:

         Investments and other assets is comprised of the following:

                                                          2004           2003

Investment in NHL                                      $    20,688   $    20,688
Mortgage commitment fees                                   311,701       283,070
Other assets                                               128,924       128,924
                                                       -----------   -----------
Total investments and other assets                     $   461,313   $   432,682
                                                       ===========   ===========

         Mortgage commitment fees of $360,000, incurred in connection with the Cliaship Holdings Ltd. ("Cliaship") loan facility dated April 29, 2004, are being amortized over the 5-year term of the loan. Cliaship is a wholly owned subsidiary of the Company. The remaining unamortized mortgage commitment fees of $283,000 incurred in connection with the Cliaship loan facility dated August 8, 2002 were written off in conjunction with the refinancing discussed in NOTE 6.

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 5-RELATED PARTY TRANSACTIONS:

         The shipowning activities of the Company are managed by B+H Management Ltd. ("BHM") under a Management Services Agreement (the "Management Agreement") dated June 27, 1988 and amended on October 10, 1995, subject to the oversight and direction of the Company's Board of Directors.

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

         The Management Agreement may be terminated by the Company in the following circumstances: (i) certain events involving the bankruptcy or insolvency of BHM; (ii) an act of fraud, embezzlement or other serious criminal activity by Michael S. Hudner, Chief Executive Officer, President, Chairman of the Board and significant shareholder of the Company, with respect to the Company; (iii) gross negligence or willful misconduct by BHM; or (iv) a change in control of BHM.

         Mr. Hudner is a 45% shareholder, a director and President of BHM. Mr. Williams is a 20% shareholder and a vice president of BHM. BHM employs NMS under an agency agreement to assist with certain financial reporting and administrative duties. Mr. Hudner is the sole shareholder of NMS. BHM is technical manager of the Company's wholly-owned vessels under technical management agreements. BHM employs B&H Equimar Singapore (PTE) Ltd., ("BHES"), to assist with certain duties under the technical management agreements. BHES is a wholly-owned subsidiary of BHM.

         Currently, the Company pays BHM a monthly rate of $5,541 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index. These services include general, administrative and accounting services. During the years ended December 31, 2004, 2003 and 2002, the Company paid BHM fees of approximately $460,000, $860,000 and $918,000, respectively.

         The Company also pays BHM a monthly rate of $11,379 per vessel for technical management services, which may be adjusted annually for any increases in the Consumer Price Index. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the years ended December 31, 2004, 2003 and 2002, the Company paid BHM fees of approximately $1,274,000, $1,673,000 and $1,183,000, respectively for these services.

         The Company engages BHM to provide commercial management services at a monthly rate of $9,024 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM.

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Commercial managers provide marketing and operations services. During the years ended December 31, 2004, 2003 and 2002, the Company paid BHM fees of approximately $993,000, $1,327,000 and $1,300,000, respectively for these services.

         Dominion paid BHM $72,000 during 2002 for commercial management services. ABSC paid BHM a total of $86,000 in 2003 and $103,000 in 2002, for general, administrative and accounting services and for technical management services.

         BHM received brokerage commissions of $194,000 in connection with the purchase of the OBO SACHUEST in April 2004. The Company also paid BHM standard industry chartering commissions of $198,000 in 2004, $326,000 in 2003 and $390,000 in 2002 in respect of certain time charters in effect during those periods.

         The Company engaged Centennial Maritime Services Corp. ("Centennial"), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the years ended December 31, 2004, 2003 and 2002, the Company paid Centennial manning fees of approximately $215,000, $329,000 and $251,000, respectively.

         During 1998, the Company's Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. During 2004, an additional 8,065 shares, bringing the total to 40,326 shares, have been issued from treasury stock being held for this purpose. Compensation cost of $89,000 and $35,000 based on the market price of the shares at the date of issue was included as management fees to related parties in the Consolidated Statement of Operations as of December 31, 2004 and 2003 respectively. Due to forfeitures, as two members of BHM management resigned, no shares were issued during 2002.

         Effective December 31, 2000, the Company granted 600,000 stock options, with a value of $78,000 to BHM as payment for services in connection with the acquisition of the Notes. The exercise price is the fair market value at the date of grant and the options are exercisable over a ten-year period.

         Information regarding these stock options is as follows:

                                                   Shares       Option Price ($)
                                                   ------       ----------------

         Outstanding at January 1, 2004            600,000            1.00
         Granted                                                         -
         Exercised                                       -               -
         Cancelled                                 307,000               -
                                                   -------
         Outstanding at December 31, 2004          293,000            1.00


         For the policy period ending February 20, 2005, the Company placed 100% of its Hull & Machinery ("H&M") insurance in excess of claims of $125,000 each incident with Northampton Assurance Ltd. ("NAL") up to a maximum of an average

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



of $76,250 each incident on two vessels, up to an average of $47,500 each incident on seven vessels and up to an average of $55,000 each incident on one vessel. In addition, the Company placed 70% of its H&M insurance in excess of between $125,000 and $175,000 each incident with NAL, which risk NAL fully reinsured with third party carriers.

         For the policy period ending February 20, 2004, the Company placed 35% of its H&M insurance in excess of claims of $125,000 each incident with NAL up to a maximum of $125,000 each incident on three vessels and up to a maximum of $50,000 each incident on four vessels. In addition, the Company placed 55% of its H&M insurance in excess of $125,000 each incident with NAL, which risk NAL fully reinsured. Further it placed 100% of its Increased Value insurance with NAL, which risk NAL also fully reinsured with third party carriers.

         For the policy period ending February 20, 2003, the Company placed 52.5% of its H&M insurance in excess of claims of $125,000 each incident with NAL, up to a maximum of $125,000 each incident, on three vessels. In addition, the Company placed 22.5% of its H&M in excess of claims of $125,000 each incident on all vessels, with NAL. Additional risk assumed by NAL was fully reinsured with third party carriers.

         For the  periods  ending  December  31,  2004,  2003 and  2002,  vessel operating expenses on the Consolidated Statements of Operations include approximately $496,000, $780,000 and, $357,000, respectively, of insurance premiums paid to NAL (of which $336,000, $637,000 and $207,000, respectively, was ceded to reinsurers) and approximately $194,000, $157,000 and, $87,000, respectively, of brokerage commissions paid to NAL. NAL paid consulting fees of $174,000 during each of the three years ending December 31, 2004 to R. Anthony Dalzell and a company controlled by Mr. Dalzell.

         During 2004, 2003 and 2002, the Company paid fees of $205,000, $240,000 and $240,000 to J.V. Equities, Inc. for consulting services rendered. J.V. Equities is controlled by John LeFrere, a director of the Company. In December, 2004, in a restructuring of the Company's consulting arrangement with J.V. Equities, J.V. Equities terminated a consulting arrangement providing for payments of $240,000 per year and received and surrendered an option to purchase 307,000 shares of Company common stock exercisable at $1.00 per share, and received an additional fee of $644,000 as consideration for canceling the options, which was recorded as a charge to paid in capital in the Company's Consolidated Balance Sheets at December 31, 2004. J. V. Equities will receive additional payments for consulting services aggregating $1,396,000 consisting of $5,000 per month payable in 2005, and $41,750 per month from January 2006 through August 2008.

         During 2004, 2003 and 2002, the Company paid fees of $27,000, $58,000 and $81,000, respectively, to Dean Investments for consulting services rendered. Dean Investments is controlled by R. Anthony Dalzell, the Chief Financial Officer, Vice President and a director of the Company.

         On June 1, 2003, the Company borrowed $1,050,000 from Providence Tankers Ltd., a company affiliated with the Company through common ownership. The note can be repaid at any time prior to the maturity date, April 1, 2005. Interest of 6.5% on the note is payable at maturity. At December 31, 2004, the the note was paid in full.

NOTE 6-MORTGAGE PAYABLE:

         On April 29, 2004, the Company entered into an amended and restated $36,000,000 floating rate loan facility (the "amended loan facility"). The amended loan facility made available an additional $19.0 million for the purpose of acquiring the OBO SACHUEST.

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



         The amended loan facility is apportioned into two tranches with Tranche 1 attributable to the Existing Vessel fleet and Tranche 2 attributable to the OBO SACHUEST. Tranche 1 is payable in twelve quarterly installments of $1.2 million commencing on July 29, 2004, the twelfth installment being a balloon payment in an amount necessary to repay the tranche in full. Interest on the facility is equal to LIBOR plus 2.5%. Tranche 2 is payable in twenty quarterly installments. The first eight installments of $1.5 million are followed by eleven installments of $0.6 million and a final installment of $0.4 million is due on the maturity date.

         Expenses associated with the amended loan facility include arrangement fees of $360,000, which are capitalized and are being expensed over the five-year period of the loan.

         The amended loan facility contains certain restrictive covenants on the Company, which among other things, require minimum collateral coverage, restrict the payment of dividends and restrict leverage, investment and capital expenditure without consent of the lender. In addition, the agreement requires mandatory prepayment or delivery of additional security in the event of the total loss or sale of a vessel and in the event that the fair market value of the vessels acquired falls below 140% of the Tranche 1 balance outstanding, or the fair market value of the OBO SACHUEST falls below 110% of the Tranche 2 balance outstanding. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of (a) $2.0 million and (b) six percent (6%) of the aggregate amount of indebtedness of the Company on a consolidated basis. At December 31, 2004 and 2003, the Company was in compliance with these covenants.

         On April 16, 2003, the Company amended the $38,648,000 floating rate loan facility agreement dated August 8, 2002. The amendment made available an additional $5,000,000 for the purpose of acquiring the remaining Notes. A portion of the proceeds was used to repay the short-term note from affiliates described below. In consideration for the cancellation of the Notes pledged as collateral for the original loan and as additional security for the obligations of the borrower, the Company agreed to provide to the lenders guarantees with respect to the original loan and mortgages on all of the vessels owned by the Company. This loan was repaid with proceeds from the Amended and Restated Loan Agreement dated April 26, 2004, as noted above.

         The interest rate on the amended loan facility is stated as a 2.5% margin over LIBOR. At December 31, 2004, 2003 and 2002, LIBOR was 2.6%, 1.2% and 1.4% respectively. As of December 31, 2004, the aggregate maturities, including an estimate of the interest payable are as follows:


                                        Principal    Interest (1)      Total
                                      ------------------------------------------

2005                                  $ 10,800,000   $  1,285,989   $ 12,085,989
2006                                     9,000,000        746,664      9,746,664
2007                                     6,065,472        328,070      6,393,542
2008                                     2,400,000        127,500      2,527,500
2009                                     1,000,000         17,850      1,017,850
                                      ------------------------------------------
                                      $ 29,265,472   $  2,506,073   $ 31,771,545
                                      ==========================================


--------------------------------------------------------------------------------
(1) Interest is calculated using the LIBOR rate at December 31, 2004 and the average balance outstanding for the period.

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



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

NOTE 7-COMMITMENTS AND CONTINGENCIES:

         As discussed in NOTE 5, the Company's Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. During 2004, an additional 8,065 shares, bringing the total to 40,326 shares, have been issued from treasury stock being held for this purpose. Compensation cost of $89,000 and $35,000 based on the market price of the shares at the date of issue was included as management fees to related parties in the Consolidated Statement of Operations as of December 31, 2004 and 2003 respectively. Due to forfeitures, as two members of BHM management resigned, no shares were issued during 2002.

         The future minimum revenues expected to be received from non-cancelable time charters are approximately $44,000,000 in 2005 and $17,300,000 in 2006. Revenues from a time charter are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

NOTE 8-CONTINUING OPERATIONS:

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

NOTE 9-SUPPLEMENTAL CASH FLOW INFORMATION:

         The Company issued 8,065 and 4,755 shares from treasury stock in accordance with the agreement discussed in NOTE 5. Compensation cost of $89,000 and $35,000 based on the market price of the shares at the date of issue was included as management fees to related parties in the accompanying Consolidated Statements of Operations as of December 31, 2004 and 2003, respectively. The excess of the market value of the shares at the date of issuance over the cost of the shares to the Company was charged to paid in capital.

                             B+H OCEAN CARRIERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




Cash paid for interest was $1,110,000, $2,323,000 and $2,471,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 10--SUBSEQUENT EVENTS:

         On February 4, 2005, the Company, through a wholly owned subsidiary, agreed to acquire three 83,000 DWT OBO (Ore/Bulk/Oil), combination tanker/bulk carriers built in 1993 and 1994, for a total of $110,200,000. In conjunction with the sale, the Company entered into the floating rate loan facility described below.

         Two of the three vessels acquired are timechartered for five years at $26,600, $24,600, $23,600, $22,600 and $20,600 per day for the first through fifth years, respectively.

         The third vessel is time chartered for five years at $26,000, $24,000, $23,000, $22,000 and $22,000, respectively, for years one through five. The Company has a profit sharing arrangement with the charterers which entitles owners to 35% of the charterer's profits from this vessel for years 2 through 5.

         On February 23, 2005, the Company, through a wholly owned subsidiary, entered into a $102,000,000 floating rate loan facility. The agreement was entered into for the purpose of acquiring the three OBOs discussed above.

         The floating rate loan facility is apportioned into two tranches, being a Senior and a Junior portion. The Senior tranche is payable in twenty equal quarterly installments of $2.9 million commencing on June 14, 2005, and a balloon payment of $24.0 million due and payable with the final installment at the maturity date.

         The Junior tranche is payable in sixteen quarterly installments beginning on June 14, 2005 as follows:

         a. Installment 1 through 4                     $2,000,000

         b. Installment 5 through 8                     $1,250,000

         c. Installment 9 through 12                    $1,000,000

         d. Installment 13 through 16                   $  750,000

         Interest on the Senior tranche of the facility is equal to LIBOR plus 1.25%. The Junior tranche carries interest of LIBOR plus 2.25% in year one, 2.5% in year two and 3.0% in years 3 and 4. Expenses associated with the loan will be capitalized and expensed over the 5 year term of the loan.

================================================================================


                              AMENDED AND RESTATED
                         LOAN AGREEMENT PROVIDING FOR A
                                  US$36,000,000
                           SECURED TERM LOAN FACILITY

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

================================================================================

                                 April 29, 2004

                                    CONTENTS

                                                                            PAGE

1.    DEFINITIONS..............................................................2

      1.1      Specific Definitions............................................2


      1.2      Computation of Time Periods; Other Definitional Provisions.....14


      1.3      Accounting Terms...............................................14


      1.4      Certain Matters Regarding Materiality..........................14


      1.5      Forms of Documents.............................................14


2.    REPRESENTATIONS AND WARRANTIES..........................................14

      2.1      Representations and Warranties.................................14

               (a)      Due Organization and Power............................14
               (b)      Authorization and Consents............................15
               (c)      Binding Obligations...................................15
               (d)      No Violation..........................................15
               (e)      Filings; Stamp Taxes..................................15
               (f)      Approvals; Consents...................................15
               (g)      Litigation............................................15
               (h)      No Default............................................15
               (i)      Vessels...............................................15
               (j)      Insurance.............................................16
               (k)      Financial Information.................................16
               (l)      Tax Returns...........................................16
               (m)      Chief Executive Office................................16
               (n)      Foreign Trade Control Regulations.....................17
               (o)      Equity Ownership......................................17
               (p)      Environmental Matters and Claims......................17
               (q)      Compliance with ISM Code, ISPS Code and MTSA..........18
               (r)      No Threatened Withdrawal of DOC, ISSC or SMC..........18
               (s)      Liens.................................................18
               (t)      Indebtedness..........................................18
               (u)      Shareholders' Agreements and Tax Sharing Agreements...18
               (v)      No Proceedings to Dissolve............................18
               (w)      Solvency..............................................18
               (x)      Compliance with Laws..................................19
               (y)      Payment Free of Taxes.................................19
               (z)      Survival..............................................19

3.    THE LOAN 19

      3.1      Purposes.......................................................19


      3.2      Making of the Loan.............................................19

      3.3      Drawdown Notice................................................19


      3.4      Effect of Drawdown Notice......................................19


4.    CONDITIONS............................................................. 19

      4.1      Conditions Precedent to Effectiveness of this Agreement........20

               (a)      Corporate Authority...................................20
               (b)      The Vessels...........................................21
               (c)      The Note..............................................21
               (d)      Security Documents....................................21
               (e)      Vessel Appraisals.....................................22
               (f)      SACHUEST Inspection Report............................22
               (g)      SACHUEST Charter......................................22
               (h)      Environmental Claims..................................22
               (i)      Fees..................................................22
               (j)      Accounts..............................................22
               (k)      Vessel Liens..........................................22
               (l)      Recording of Mortgages................................22
               (m)      Legality..............................................22
               (n)      No Change in Market Conditions........................23
               (o)      No Material Adverse Change............................23
               (p)      Legal Opinions........................................23

      4.2      Further Conditions Precedent...................................23


      4.3      Breakfunding Costs.............................................23


      4.4      Satisfaction after Drawdown....................................24


5.    REPAYMENT AND PREPAYMENT................................................24

      5.1      Repayment......................................................24


      5.2      Voluntary Prepayment...........................................24


      5.3      Mandatory Prepayment; Enforceability...........................24


      5.4      Mandatory Prepayment...........................................25

               (a)      Sale or Loss of an ExistingVessel.....................25
               (b)      Sale or Loss of the SACHUEST..........................25

      5.5      Interest and Costs with Prepayments/Application of
               Prepayments; No Reborrowing....................................25


6.    INTEREST AND RATE.......................................................25

      6.1      Applicable Rate................................................25


      6.2      Default Rate...................................................26

      6.3      Interest Payments..............................................26


7.    PAYMENTS 27

      7.1      Place of Payments, No Set Off..................................27


      7.2      Tax Credits....................................................27


      7.3      Computations; Banking Days.....................................27


8.    EVENTS OF DEFAULT.......................................................27

      8.1      Events of Default..............................................27

               (a)      Non-Payment of Principal..............................27
               (b)      Non-Payment of Interest or Other Amounts..............27
               (c)      Representations.......................................28
               (d)      Mortgages.............................................28
               (e)      Covenants.............................................28
               (f)      Indebtedness..........................................28
               (g)      Ownership of Borrower and the Shipowning Corporations.28
               (h)      Bankruptcy............................................28
               (i)      Termination of Operations; Sale of Assets.............28
               (j)      Judgments.............................................29
               (k)      Inability to Pay Debts................................29
               (l)      Change in Financial Position..........................29
               (m)      Change in Control.....................................29
               (n)      Cross-Default.........................................29
               (o)      Invalidity of Guaranty................................29

      8.2      Indemnification................................................30


      8.3      Application of Moneys..........................................30


9.    COVENANTS 30

      9.1      Affirmative Covenants..........................................30

               (a)      Performance of Agreements.............................30
               (b)      Notice of Default, etc................................30
               (c)      Obtain Consents.......................................31
               (d)      Financial Information.................................31
               (e)      Corporate Existence...................................32
               (f)      Books and Records.....................................32
               (g)      Taxes and Assessments.................................32
               (h)      Inspection............................................32
               (i)      Compliance with Statutes, Agreements, etc.............33
               (j)      Environmental Matters.................................33
               (k)      ISM Code, ISPS Code and MTSA Matters..................33
               (l)      Brokerage Commissions, etc............................33
               (m)      Deposit Accounts; Assignment..........................33
               (n)      Insurance.............................................33
               (o)      Liquidity.............................................34

      9.2      Negative Covenants.............................................34

               (a)      Liens.................................................34
               (b)      Change in Business....................................34
               (c)      Sale of Assets........................................35
               (d)      Changes in Offices or Names...........................35
               (e)      Consolidation and Merger..............................35
               (f)      Chartering............................................35
               (g)      Vessel Pooling........................................35
               (h)      Distributions on Stock................................35
               (i)      Indebtedness..........................................35
               (j)      Investments...........................................35
               (k)      Capital Expenditures..................................35
               (l)      Deposit Accounts......................................35
               (m)      Change Fiscal Year....................................35
               (n)      Guarantees............................................35
               (o)      Vessel Management.....................................35
               (p)      Optional Payments.....................................35
               (q)      Transaction with Affiliates...........................36
               (r)      Use of Proceeds.......................................36

      9.3      Vessel Valuations..............................................36


      9.4      Asset Maintenance..............................................36


      9.5      Inspection and Survey Reports..................................36


10.   ASSIGNMENT..............................................................36

11.   ILLEGALITY, INCREASED COST, NON-AVAILABILITY, ETC.......................37

      11.1     Illegality.....................................................37


      11.2     Increased Costs................................................37


      11.3     Nonavailability of Funds.......................................38


      11.4     Lender's Certificate Conclusive................................38


      11.5     Compensation for Losses........................................38


12.   CURRENCY INDEMNITY......................................................39

      12.1     Currency Conversion............................................39


      12.2     Change in Exchange Rate........................................39


      12.3     Additional Debt Due............................................39


      12.4     Rate of Exchange...............................................39

13.   FEES AND EXPENSES.......................................................39

      13.1     Arrangement Fee................................................39


      13.2     Expenses.......................................................39


14.   APPLICABLE LAW, JURISDICTION AND WAIVER.................................40

      14.1     Applicable Law.................................................40


      14.2     Jurisdiction...................................................40


      14.3     WAIVER OF JURY TRIAL...........................................40


15.   THE AGENTS..............................................................40

      15.1     Appointment of Agents..........................................40


      15.2     Security Agent as Trustee......................................41


      15.3     Distribution of Payments.......................................41


      15.4     Holder of Interest in Note.....................................41


      15.5     No Duty to Examine, Etc........................................41


      15.6     Agents as Lenders..............................................41


      15.7     Acts of the Agents.............................................41

               (a)      Obligations of the Agents.............................41
               (b)      No Duty to Investigate................................41
               (c)      Discretion of the Agent...............................42
               (d)      Instructions of Majority Lenders......................42

      15.8     Certain Amendments.............................................42


      15.9     Assumption re Event of Default.................................42


      15.10    Limitations of Liability.......................................43


      15.11    Indemnification of the Agents..................................43


      15.12    Consultation with Counsel......................................43


      15.13    Resignation....................................................43


      15.14    Representations of Lenders.....................................43


      15.15    Notification of Event of Default...............................44


16.   NOTICES AND DEMANDS.....................................................44

      16.1     Notices........................................................44

17.   MISCELLANEOUS...........................................................44

      17.1     Time of Essence................................................44


      17.2     Unenforceable, etc., Provisions - Effect.......................44


      17.3     References.....................................................45


      17.4     Further Assurances.............................................45


      17.5     Prior Agreements, Merger.......................................45


      17.6     Entire Agreement; Amendments...................................45


      17.7     Indemnification................................................45


      17.8     Counterparts...................................................46


      17.9     Headings.......................................................46


SCHEDULE

    1    The Lenders and the Commitments


EXHIBITS

         A        Form of Note
         B        Form of Guaranty
         C1       Form of Liberian Mortgage
         C2       Form of Bahamian Mortgage and Deed of Covenants
         C3       Form of SACHUEST Mortgage
         D        Form of Earnings Assignment
         E        Form of Insurances Assignment
         F        Form of Compliance Certificate
         G        Form of Drawdown Notice
         H        Form of Assignment and Assumption Agreement

                       AMENDED AND RESTATED LOAN AGREEMENT
                       -----------------------------------

         THIS AMENDED AND RESTATED LOAN AGREEMENT is made as of the 29th day of April, 2004, by and among (1) CLIASHIP HOLDINGS LTD., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the "Borrower"), (2) the banks, financial institutions and Persons listed on
Schedule 1, as lenders (together with any bank, financial institution or Person which becomes a Lender pursuant to Section 10 hereof or by amendment hereto, the "Lenders"), (3) NORDEA BANK NORGE ASA, acting through its Oslo office, as administration agent for the Lenders (in such capacity, the "Administrative Agent") and as arranger (in such capacity, the "Arranger") and (4) NORDEA BANK NORGE ASA, acting through its New York branch, as security agent for the Lenders (in such capacity, the "Security Agent" and together with the Administrative Agent, the "Agents").

                                WITNESSETH THAT:

         WHEREAS, the Borrower, the Administrative Agent, the Arranger, the Security Agent and the lenders referred to therein entered into a certain Amended and Restated Loan Agreement dated as of August 8, 2002, as amended by Amendment No. 1 to Loan Agreement dated April 16, 2003 (as so amended, the "Original Loan Agreement") providing for a U.S.$38,648,000 term loan to the Borrower of which original principal of U.S.$16,965,741.60 remains outstanding as of the date hereof (the "Original Loan");

         WHEREAS, (i) Nordea Bank Norge ASA, as a Lender, wishes to acquire the interest of the other Lenders in and to the Original Loan and (ii) the remaining parties to the Original Loan Agreement desire to amend and restate the Original Loan Agreement in its entirety as set forth herein to, among other things, (A) refinance the balance of the Original Loan and (B) finance up to U.S.$19,000,000 of the purchase price in relation to the acquisition by the Borrower, through one of its subsidiaries, of the Bahamas flag OBO vessel SACHUEST (ex LYNNCRAIG), having Official No. 9000108;

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

"ACOAXET"                           means  the 1982  built  35,597  dwt  product
                                    tanker known as the ACOAXET registered under Bahamas flag with official number 706591 in the name of Acoaxet Shipping;

"Acoaxet Shipping"                  means Acoaxet  Shipping Corp., a corporation
                                    organized and existing under the laws of the Republic of the Marshall Islands;

"ACUSHNET"                          means  the 1981  built  35,597  dwt  product
                                    tanker known as the ACUSHNET registered under Bahamas flag with official number
                                    731965 in the name of Acushnet Shipping;

"Acushnet Shipping"                 means Acushnet Shipping Corp., a corporation
                                    organized and existing under the laws of the
                                    Republic of the Marshall Islands; shall have
                                    the   meaning   ascribed   thereto   in  the
                                    Preamble;

"Administrative Agent"              means with respect to any Person,  any other
                                    Person directly or

"Affiliate"                         indirectly  controlled  by or  under  common
                                    control with such  Person.  For the purposes
                                    of this  definition,  "control"  (including,
                                    with   correlative   meanings,   the   terms
                                    "controlled  by" and "under  common  control
                                    with") as applied  to any  Person  means the
                                    possession  directly  or  indirectly  of the
                                    power to direct or cause  the  direction  of
                                    the  management  and policies of that Person
                                    whether   through    ownership   of   voting
                                    securities or by contract or otherwise;

"Agents" shall have the meaning ascribed thereto in the Preamble;

"Agreement"                         means this  Agreement,  as the same shall be
                                    amended, modified or supplemented from time to time;

"AGAWAM" means the 1982 built 35,000 dwt product tanker known as the AGAWAM registered under Bahamas flag with official number 706592 in the name of Agawam Shipping;

"Agawam Shipping"                   means Agawam  Shipping  Corp., a corporation
                                    organized and existing under the laws of the Republic of the Marshall Islands;

"ALGONQUIN"                         means  the 1983  built  35,597  dwt  product
                                    tanker currently known as the ALGONQUIN registered under Bahamas flag with official number 731966 in the name of Algonquin
                                    Shipping;

"Algonquin Shipping"                means    Algonquin    Shipping    Corp.,   a
                                    corporation organized and existing under the
                                    laws  of  the   Republic  of  the   Marshall
                                    Islands;

"ANAWAN" means the 1981 built 35,597 dwt product tanker currently known as the ANAWAN registered under Bahamas flag with official number 731967 in the name of Anawan Shipping;

"Anawan Shipping"                   means Anawan  Shipping  Corp., a corporation
                                    organized and existing under the laws of the Republic of the Marshall Islands;

"Applicable  Rate"                  means any rate of interest applicable to the
                                    Loan or portion thereof from time to time pursuant to Section 6.1; means the 1981 built product tanker known as the AQUIDNECK registered

"AQUIDNECK"                         under  Bahamian  flag  having  the  official
                                    number  706596  in  the  name  of  Aquidneck
                                    Shipping; means Aquidneck Shipping Corp., a corporation organized and existing

"Aquidneck Shipping"                under the laws of the  Republic  of Marshall
                                    Islands;

"Arranger"                          shall have the meaning  ascribed  thereto in
                                    the Preamble;

"Assigned Moneys"                   means sums  assigned  to or  received by any
                                    Agent pursuant to any Security Document;

"Assignment and Assumption
Agreement(s)"                       means   the    Assignment   and   Assumption
                                    Agreement(s) executed pursuant to Section 10 substantially in the form set out in Exhibit
                                    H;


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

"Assignments"                       means  the  Earnings   Assignments  and  the
                                    Insurances Assignments;

"Availability Period"               means the period  commencing the date hereof
                                    and ending May 28, 2004;

"Banking Day(s)"                    means day(s) on which banks are open for the
                                    transaction of business in London,  England,
                                    Oslo,   Norway  and  New  York,   New  York;
                                    "Borrower" shall have the meaning ascribed thereto in the Preamble;

"Capital Expenditures"              means all  capital  expenditures  except for
                                    (i)  normal  maintenance  of the  Vessel and
                                    other properties up to a maximum of $250,000 per annum and (ii) Permitted Drydocking
                                    Costs;

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

"Change of Control"                 means Michael  Hudner shall fail to control,
                                    directly or indirectly, at least a majority of the voting stock of any of the Borrower or the Parent;

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

"COMMUTER"                          means  the 1981  built  38,565  dwt  product
                                    tanker known as the COMMUTER registered under Liberian flag with official number
                                    10828 in the name of Commuter Shipping;

"Commuter Shipping"                 means Commuter Shipping Corp., a corporation
                                    organized and existing under the laws of the Republic of Liberia;

"Compliance Certificate"            means   a   certificate    certifying    the
                                    compliance by the Borrower and the Parent with all of its covenants contained herein and showing the calculations thereof in reasonable detail, delivered by the chief financial officer of the Borrower and the Parent to the Administrative Agent from time to time pursuant to Section 9.1(d) in the form set out in Exhibit F, or in such other form as the Administrative Agent may agree;

"Consent and Agreement"             means the consent and agreement  relating to
                                    this   Agreement   to  be  executed  by  the
                                    Guarantor   and   each  of  the   Shipowning
                                    Corporations in the form attached hereto;

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

"Earnings Assignments"              means  the   assignments   or  amended   and
                                    restated assignments, as the case may be, in respect of the earnings and charterparties
                                    (including the SACHUEST Charter) of the Vessels from any and all sources to be executed by the Shipowning Corporations in favor of the Security Agent pursuant to
                                    Section 4.1(d) substantially in the form set out in Exhibit D;

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

"Existing Vessels"                  means any or all, as the  context  requires,
                                    of  ACOAXET,   ACUSHNET,   AGAWAM,   ANAWAN,
                                    AQUIDNECK,  ALGONQUIN,  COMMUTER, PEQUOD and
                                    SKOWHEGAN;

"Fair Market Value"                 of three charter-free  appraisals (except in
                                    the case of the  SACHUEST  which  appraisals
                                    shall  include  the  value,  if any,  of the
                                    SACHUEST  Charter to the extent such charter
                                    is  in   effect)   of   such   vessel   from
                                    independent  ship  brokers  approved  by the
                                    Administrative  Agent,  no such appraisal to
                                    be dated more than thirty (30) days prior to
                                    the date on which such appraisal is required
                                    pursuant  to  this   Agreement   unless  the
                                    Administrative Agent consents in writing (on each occasion) to the use of an older appraisal;

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

"Glencore"                          means Glencore  International  A.G., a Swiss
                                    corporation;

"Guaranty"                          means the  guaranty  executed  by the Parent
                                    and each of the Shipowning Corporations in respect of the obligations of the Borrower under and in connection with this Agreement and the Note in favor of the Security Agent pursuant to Section 4.1 (d), substantially in the form of Exhibit B;

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

"Initial Payment Date"              means the date occurring  three months after
                                    the Drawdown Date; "Insurances  Assignments"
                                    means the amended and  restated  assignments
                                    in  respect  of  the  insurances   over  the
                                    Vessels  to be  executed  by the  Shipowning
                                    Corporations in favor of the Security Agent pursuant to Section 4.1(d) substantially in the form set out in Exhibit E;

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

"Isabelle Shipholdings"             means   Isabelle   Shipholdings   Corp.,   a
                                    corporation organized and existing under the laws of the Republic of Liberia;

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

"ISPS Code"                         means  the   International   Ship  and  Port
                                    Facility  Code adopted by the  International
                                    Maritime Organization at a conference in December 2002 and amending the Safety of Life at Sea Convention and includes any amendments or extensions thereto and any regulation issued pursuant thereto;

"ISSC"                              means  the   International   Ship   Security
                                    Certificate  issued  pursuant  to  the  ISPS
                                    Code;

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

"Loan" means the loan facility to be made available by the Lenders to the Borrower in two (2) Loan Tranches in the maximum principal amount  of  up  to  Thirty-Six  Million  Six
                                    Dollars ($36,000,000.00), or the balance thereof from time to time outstanding;

"Loan Tranche(s)"                   means  either or both of Loan  Tranche 1 and
                                    Loan Tranche 2;

"Loan Tranche 1"                    means the portion of the loan,  attributable
                                    to  the  Existing  Vessels  in  the  maximum
                                    principal   amount  of   Seventeen   Million
                                    Dollars   ($17,000,000)   to   be   advanced
                                    pursuant to Section 3.1 hereof through the Administrative Agent to the Borrowers in a single advance on the Drawdown Date;

"Loan Tranche 2"                    means the portion of the loan,  attributable
                                    to the  SACHUEST  in the  maximum  principal
                                    amount   of   Nineteen    Million    Dollars
                                    ($19,000,000)  to be  advanced  pursuant  to
                                    Section     3.1    hereof     through    the
                                    Administrative Agent to the Borrowers in a single advance on the Drawdown Date;

"Majority Lenders"                  at any time  means  any two or more  Lenders
                                    holding an aggregate of more than 50% of the Loan then outstanding;

"Margin" means two and one-half percent (2.5%) per annum;

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

"Mortgages"                         means (i) the  amended  and  restated  first
                                    preferred Liberian ship mortgages in respect
                                    of  the   COMMUTER,   the   PEQUOD  and  the
                                    SKOWHEGAN,  (ii) the first priority  account
                                    current Bahamian mortgages together with the
                                    amended  and  restated  deeds  of  covenants
                                    collateral  thereto  in  respect  of each of
                                    ACOAXET,  the  ACUSHNET,   the  AGAWAM,  the
                                    ANAWAN, the AQUIDNECK and the ALGONQUIN,  or
                                    (iii) the  first  priority  account  current
                                    Bahamian ship mortgage together with the deed of covenants collateral thereto in respect of the SACHUEST executed by each of the Shipowning Corporations in favor of the Security Agent (as trustee for the Lenders) pursuant to Section 4.1(d) substantially in the form set out in Exhibits C1, C2 and C3, respectively;

"MTSA" shall mean the Maritime & Transportation Security Act, 2002, as amended, inter alia, by Public Law 107-295;

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

"Payment Dates"                     means the Initial Payment Date and the dates
                                    falling at intervals of three (3) months thereafter; however, if such day is not a Banking Day, the next following Banking Day, unless such next following Banking Day falls in the following calendar month, in which case the relevant Payment Date shall be the immediately preceding Banking Day;

"PEQUOD" means the 1982 built 40,634 dwt product tanker known as the PEQUOD registered under Liberian flag with official number 10879 in the name of Isabelle Shipholdings;

"Permitted  Drydocking Costs"       means amounts,  no greater than  $1,250,000,
                                    to be expended for drydocking costs in respect of a vessel's scheduled survey;


"Person" means any individual, sole proprietorship, corporation, partnership (general or limited), limited liability company, business trust, bank, trust company, joint venture, association, joint stock company, trust or other unincorporated organization, whether or not a legal entity, or any government or agency or political subdivision thereof; means Regulation T of the Board of Governors of the Federal Reserve

"Regulation T"                      System,  as in  effect  from  time to  time;
                                    means Regulation U of the Board of Governors of the Federal Reserve

"Regulation U"                      System,  as in  effect  from  time to  time;
                                    means Regulation X of the Board of Governors of the Federal Reserve

"Regulation X"                      System, as in effect from time to time;

"Required Percentage"               shall  have the  meaning  set forth for such
                                    term in Section  9.4;  "SACHUEST"  means the
                                    1986 built  96,000  dwt OBO tanker  known as
                                    the SACHUEST (ex LYNNCRAIG) to be registered
                                    under  Bahamas  flag  having   Official  No.
                                    9000108 in the name of Sachuest Shipping;

"SACHUEST Charter"                  means  that time  charter  dated as of March
                                    12,  2004  with   respect  to  the  SACHUEST
                                    entered  into  between  Lynncraig   Shipping
                                    Inc., as owner, and the SACHUEST  Charterer,
                                    as   charterer,   as  novated  in  favor  of
                                    Sachuest Shipping, as new owner, pursuant to a novation agreement dated as of April 29, 2004 by and among Lynncraig Shipping Inc., the SACHUEST Charterer, Sachuest Shipping and Glencore, as charter guarantor;

"SACHUEST Charterer"                means Swissmarine  Service SA, a corporation
                                    organized and existing under the laws of Switzerland;

"Sachuest Shipping"                 means Sachuest  Shipping Ltd., a corporation
                                    organized under the laws of the Republic of the Marshall Islands;

"Security Agent"                    shall have the meaning  attributed hereto in
                                    the Preamble;

"Security Documents"                means the Mortgages,  the  Assignments,  the
                                    Guaranty and any other documents that may be
                                    executed  as  security  for the Loan and the
                                    Borrower's    obligations    in   connection
                                    therewith;

"Security Party(ies)"               the  Borrower,  the  Parent  and each of the
                                    Shipowning Corporations;

"Shipowning Corporations"           means  each of  Acoaxet  Shipping,  Acushnet
                                    Shipping,    Agawam   Shipping,    Algonquin
                                    Shipping,    Anawan   Shipping,    Aquidneck
                                    Shipping,    Commuter   Shipping,   Isabelle
                                    Shipholdings, Sachuest Shipping and Skauholt
                                    Shipping;

"Skauholt Shipping                  means Skauholt  Shipping Inc., a corporation
                                    organized and existing under the laws of the Republic of Liberia;

"SKOWHEGAN"                         means  the 1981  built  37,314  dwt  product
                                    tanker  known  as the  SKOWHEGAN  registered
                                    under  Liberian  flag  having  the  official
                                    number   6994  in  the   name  of   Skauholt
                                    Shipping;

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

"Term" means the period of time from and including the Drawdown Date and including the date that is five (5) years after the Drawdown Date;

"Total Loss"                        shall have the meaning  ascribed  thereto in
                                    the Mortgages;

"Vessel(s)"                         means any or all, as the  context  requires,
                                    of the Existing Vessels and the SACHUEST;

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

         (q) Compliance with ISM Code, ISPS Code and MTSA. each of the Vessels and each Operator thereof complies with the requirements of the ISM Code, the ISPS Code and the MTSA including (but not limited to) the maintenance and renewal of valid certificates pursuant thereto;

         (r) No Threatened Withdrawal of DOC, ISSC or SMC. there is no actual or, to the best of the Borrower's knowledge, threatened withdrawal of any Operator's DOC or any Vessel's ISSC or SMC or other certification or documentation related to the ISM Code, the ISPS Code or otherwise required for the operation of the vessels in respect to any of the Vessels;

         (s) Liens. except as previously disclosed to the Lenders in writing, there are no liens of any kind on any property owned by the Borrower;

         (t) Indebtedness. except as previously disclosed to the Lenders in writing, the Borrower has no Indebtedness;

         (u) Shareholders' Agreements and Tax Sharing Agreements. other than as previously disclosed to the Administrative Agent, there are no:

                  (i) agreements entered into by any Security Party governing the terms and relative rights of their capital stock or membership interests and any agreements entered into by shareholders or members relating to any such entity with respect to its capital stock or membership interests; and

                  (ii)     tax  sharing,   tax   allocation  and  other  similar
                           agreements entered into by any Security Party;

         (v) No Proceedings to Dissolve. there are no proceedings or actions pending or contemplated by any Security Party, or contemplated by any third party, to dissolve or terminate any Security Party;

         (w) Solvency. in the case of each of the Security Parties, (a) the sum of its assets, at a fair valuation, does and will exceed its liabilities, including, to the extent they are reportable as such in accordance with GAAP, contingent liabilities, (b) the present fair market salable value of its assets is not and shall not be less than the amount that will be required to pay its probable liability on its then existing debts, including, to the extent they are reportable as such in accordance with GAAP, contingent liabilities, as they mature, (c) it does not and will not have unreasonably small working capital with which to continue its business and (d) it has not incurred, does not intend to incur and does not believe it will incur, debts beyond its ability to pay such debts as they mature;

         (x) Compliance with Laws. each of the Security Parties is in compliance with all applicable laws except where the failure to comply would not alone or in the aggregate result in a Material Adverse Effect; and

         (y) Payment Free of Taxes. all payments made or to be made by the Security Parties under or pursuant to this Agreement, the Note and the Security Documents shall be made free and clear of, and without deduction or withholding for an account of, any Taxes; and

         (z) Survival. all representations, covenants and warranties made herein and in any certificate or other document delivered pursuant hereto or in connection herewith shall survive the making of the Loan or any portion thereof and the issuance of the Note.

                                  3. THE LOAN

3.1 Purposes. The Lenders shall make the Loan available to the Borrower for the purposes of (i), with respect to Loan Tranche 1, the refinancing of the existing indebtedness of the Borrower under the Original Loan Agreement and (ii), with respect to Loan Tranche 2, the financing of up to U.S.$19,000,000 of the purchase price in relation to the acquisition of the SACHUEST by Sachuest Shipping.

3.2 Making of the Loan. Each of the Lenders, relying upon each of the representations and warranties set out in Section 2, hereby severally and not jointly agrees with the Borrower that, subject to and upon the terms of this Agreement and upon satisfaction of the conditions set forth in Section 4, it will make each its pro rata portion of the Loan available to the Borrower on the Drawdown Date.

3.3 Drawdown Notice. The Borrower shall, not less than three (3) Banking Days before the Drawdown Date, serve a notice (the "Drawdown Notice") substantially in the form of Exhibit G on the Lenders which notice shall (a) be in writing addressed to the Administrative Agent; (b) be effective on receipt by the Administrative Agent; (c) specify the Banking Day on which the Loan is to be drawn; (d) specify the disbursement instructions; and (e) be irrevocable.

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

4. CONDITIONS

4.1 Conditions Precedent to Effectiveness of this Agreement. The effectiveness of this Agreement and the obligation of the Lenders to make the Loan thereunder available to the Borrower under this Agreement shall be expressly subject to the following conditions precedent:

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

         (d) Security Documents. each of the Security Parties as is a party thereto shall have duly executed and delivered to the Administrative Agent:

                  (i)      the Mortgages;

                  (ii)     the Insurances Assignment;

                  (iii)    the Earnings Assignment;

                  (iv)     the Assignment Notices;

                  (v)      the Guaranty; and

                  (vi) Uniform Commercial Code Financing Statements (Forms UCC-1 or UCC-3, as the case may be) for filing in such jurisdictions as the Administrative Agent may reasonably require;

(e) Vessel Appraisals. the Administrative Agent shall have received appraisals, in form and substance satisfactory to the Administrative Agent, of the Fair Market Value of each of the Vessels showing the aggregate Fair Market Value of the Vessels;

         (f) SACHUEST Inspection Report. the Administrative Agent shall have received an inspection report with respect to the SACHUEST in form and substance satisfactory to the Administrative Agent;

         (g) SACHUEST Charter. the Administrative Agent shall have received a copy of the SACHUEST Charter, in form and substance satisfactory to the Administrative Agent;

         (h) Environmental Claims. the Administrative Agent shall be satisfied that no Security Party and no Environmental Affiliate is subject to any Environmental Claim which could have a Material Adverse Effect;

         (i) Fees. the Administrative Agent shall have received payment in full of all fees and expenses due to the Agents, the Arranger and the Lenders under
Section 13;

         (j) Accounts. the Borrower shall have established the Operating Account into which Assigned Moneys are to be paid;

         (k) Vessel Liens. the Administrative Agent shall have received evidence satisfactory to it and to its legal advisor that, save for the liens created by the Mortgages and the Assignments, there are no liens, charges or encumbrances of any kind whatsoever on the Vessels or on their earnings except as permitted hereby or by any of the Security Documents; and

         (l) Recording of Mortgages. the Mortgage on each Vessel shall have been duly registered with the Registrar of Bahamian Ships for the Commonwealth of the Bahamas, the Deputy Commissioner for Maritime Affairs of the Republic of Liberia or the applicable authority of such other jurisdiction as the Security Agent may approve and shall constitute a first preferred mortgage lien on such Vessel under the laws of (A) the United States and (B) the Commonwealth of the Bahamas, the Republic of Liberia or other jurisdiction, as the case may be;

         (m) Legality. the Administrative Agent shall be satisfied that no Event of Default will arise following the making of the Loan and that no event or state of affairs exists which constitutes, in the opinion of the Administrative

Agent, a threat that it will be unlawful for the Borrower to make any payment as required under the terms of this Agreement, the Note and the Security Documents or any of them;

         (n) No Change in Market Conditions. the Administrative Agent shall be satisfied that there shall have been no change in the overall market conditions relevant to transactions similar to those contemplated by this Agreement which would appear to have a material adverse effect on the Lenders or their ability to fund the Loan;

         (o) No Material Adverse Change. there shall have been no Material Adverse Change in the financial condition of the Security Parties since the date hereof; and

         (p) Legal Opinions. the Administrative Agent shall have received legal opinions addressed to the Administrative Agent from (i) in-house counsel to the Borrower, (ii) Graham, Thompson & Co., special Bahamian counsel to the Agents and the Lenders, and (iii) Seward & Kissel LLP, special counsel to the Agents and Lenders, in each case in such form as the Administrative Agent may require, as well as such other legal opinions as the Administrative Agent shall have required as to all or any matters under the laws of the United States of America, the State of New York, the Republic of Liberia, the Republic of the Marshall Islands and the Commonwealth of the Bahamas covering the representations and conditions which are the subjects of Sections 2 and 4.1.

4.2 Further Conditions Precedent. The obligation of the Lenders to make the Loan thereunder available to the Borrower under this Agreement shall be expressly and separately subject to the following further conditions precedent on the Drawdown
Date:

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

5. REPAYMENT AND PREPAYMENT

5.1 Repayment.

         (a) Loan Tranche 1. The Borrower shall repay the principal amount of the Loan attributable to Loan Tranche 1 in twelve (12) quarterly installments on the Payment Dates in the principal amount of One Million Two Hundred Thousand Dollars ($1,200,000) each, commencing three (3) months after the Drawdown Date and one (1) balloon payment on the twelfth (12th) Payment Date in an amount equal to that which is necessary to repay Loan Tranche 1 in full together with accrued but unpaid interest thereon and any other amounts owing by the Borrower or any other Security Party to any Agent, Arranger or Lender pursuant to this Agreement, the Note or any Security Document, due and payable as of such date.

         (b) Loan Tranche 2. The Borrower shall repay the principal amount of the Loan attributable to Loan Tranche 2 in twenty (20) quarterly installments commencing three (3) months after the Drawdown Date; the first eight (8) such quarterly installments shall be in the amount of One Million Five Hundred Thousand Dollars ($1,500,000) each, the next eleven (11) such quarterly installments shall be in the amount of Six Hundred Thousand Dollars ($600,000) each and the final and twentieth (20th) installment shall be payable on the Maturity Date in the amount of Four Hundred Thousand Dollars ($400,000) together with an amount equal to that which is necessary to repay the Loan in full together with accrued but unpaid interest thereon and any other amounts owing by the Borrower or any other Security Party to any Agent, Arranger or Lender pursuant to this Agreement, the Note or any Security Document, due and payable on the Maturity Date.

5.2 Voluntary Prepayment. The Borrower may prepay, upon fourteen (14) days prior written notice, the Loan or either Loan Tranche. Each prepayment shall be for the full amount of the Loan or the Loan Tranche, as the case may be.

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

5.4 Mandatory Prepayment.

         (a) Sale or Loss of an ExistingVessel. On (i) any sale of any Existing Vessel or (ii) the earlier of (x) one hundred twenty (120) days after the Total Loss of an Existing Vessel or (y) the date on which the insurance proceeds in respect of such loss are received by the Borrower (or any Security Party) or the Administrative Agent as assignee thereof, the Borrower shall repay that portion of Loan Tranche 1 equal to the lesser of: (A) the then outstanding aggregate principal amount of Loan Tranche 1 or (B) an amount equal to (I) 1.5 multiplied times (II) a fraction, the numerator of which is the amount equal to the value of such Vessel as set forth opposite its name on Schedule II hereto and the denominator is the amount equal to the aggregate of the values set forth on
Schedule II hereto for all Existing Vessels then owned by a Shipowning Corporation and mortgaged to the Security Agent times (III) the then outstanding aggregate principal amount of Loan Tranche 1. Upon the payment of all amounts as required by the Borrower under this Section 5.4(a), the remaining quarterly installments of principal attributable to Loan Tranche 1 required to be made by the Borrower pursuant to Section 5.1(a) shall each be adjusted such that each installment shall be equal to: (I) the difference of then outstanding aggregate principal amount of Loan Tranche 1 less the Adjusted Balloon; divided by (II) the number of remaining quarterly installments. For the purposes of this Section 5.4(a), the term "Adjusted Balloon" shall mean an amount equal to $30.71 multiplied by the aggregate of the light tonnage values set forth on Schedule III hereto for all Existing Vessels then owned by a Shipowning Corporation and mortgaged to the Security Agent .

         (b) Sale or Loss of the  SACHUEST.  On (i) any sale of the  SACHUEST or
(ii) the earlier of (x) one hundred twenty (120) days after the Total Loss of the SACHUEST or (y) the date on which the insurance proceeds in respect of such loss are received by the Borrower (or any Security Party) or the Administrative Agent as assignee thereof, the Borrower shall repay the then outstanding aggregate principal amount of Loan Tranche 2.

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

7. PAYMENTS

7.1 Place of Payments, No Set Off. All payments to be made hereunder by the Borrower shall be made to the Administrative Agent, not later than 11 a.m. New York time (any payment received after 11 a.m. New York time shall be deemed to have been paid on the next Banking Day) on the due date of such payment, to its account at the office of the Security Agent located at 437 Madison Avenue, New York, New York 10022 or to such other office of the Administrative Agent as the Administrative Agent may direct, without set-off or counterclaim and free from, clear of, and without deduction for, any Taxes, provided, however, that if the Borrower shall at any time be compelled by law to withhold or deduct any Taxes from any amounts payable to the Lenders hereunder, then the Borrower shall pay such additional amounts in Dollars as may be necessary in order that the net amounts received after withholding or deduction shall equal the amounts which would have been received if such withholding or deduction were not required and, in the event any withholding or deduction is made, whether for Taxes or otherwise, the Borrower shall promptly send to the Administrative Agent such documentary evidence with respect to such withholding or deduction as may be required from time to time by the Lenders.

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

         (e) Covenants. any Security Party defaults in the due and punctual observance or performance of any other term, covenant or agreement contained in this Agreement, in the Note, in any of the Security Documents or in any other instrument, document or other agreement delivered in connection herewith or therewith, or it becomes impossible or unlawful for any Security Party to fulfill any such term, covenant or agreement or there occurs any other event which constitutes a default under this Agreement, under the Note or under any of the Security Documents, in each case other than an Event of Default referred to elsewhere in this Section 8.1, and such default, impossibility and/or unlawfulness continues unremedied or unchanged, as the case may be, for a period of thirty (30) days; or

         (f) Indebtedness. the Borrower shall default in the payment when due (subject to any applicable grace period) of any Indebtedness or of any other indebtedness or such Indebtedness or indebtedness is, or by reason of such default is subject to being, accelerated or any party becomes entitled to enforce the security for any such Indebtedness or indebtedness and such party shall take steps to enforce the same, unless such default or enforcement is being contested in good faith and by appropriate proceedings or other acts and the Security Party, Subsidiary or Affiliate, as the case may be, shall set aside on its books adequate reserves with respect thereto; or

         (g) Ownership of Borrower and the Shipowning Corporations. the Parent shall cease to own (except as otherwise expressly permitted by this Agreement) directly, one hundred percent (100%) of the Borrower or the Borrower shall cease to own (except as otherwise expressly permitted by this Agreement) directly, one hundred percent (100%) of each of the Shipowning Corporations; or

         (h) Bankruptcy. the Borrower or any Affiliate commences any proceeding under any reorganization, arrangement or readjustment of debt, dissolution, winding up, adjustment, composition, bankruptcy or liquidation law or statute of any jurisdiction, whether now or hereafter in effect (a "Proceeding"), or there is commenced against any thereof any Proceeding and such Proceeding remains undismissed or unstayed for a period of thirty (30) days or any receiver, trustee, liquidator or sequestrator of, or for, any thereof or any substantial portion of the property of any thereof is appointed and is not discharged within a period of thirty (30) days or any thereof by any act indicates consent to or approval of or acquiescence in any Proceeding or the appointment of any receiver, trustee, liquidator or sequestrator of, or for, itself or of, or for, any substantial portion of its property; or

         (i) Termination of Operations; Sale of Assets. except as expressly permitted under this Agreement, the Borrower or the Parent ceases its operations or sells or otherwise disposes of all or substantially all of its assets (other than such a sale to an Affiliate) or all or substantially all of the assets of the Borrower or the Parent are seized or otherwise appropriated; or

         (j) Judgments. any judgment or order is made the effect whereof would be to render ineffective or invalid this Agreement, the Note or any of the Security Documents or any material provision thereof, or the Borrower or any Security Party asserts that any such agreement or provision thereof is invalid; or

         (k) Inability to Pay Debts. any Security Party is unable to pay or admits its inability to pay its debts as they fall due or a moratorium shall be declared in respect of any material indebtedness of any Security Party; or

         (l) Change in Financial Position. any change in the financial position of any Security Party which, in the reasonable opinion of the Majority Lenders, shall have a Material Adverse Effect; or

         (m) Change in Control. a Change of Control shall occur; or

         (n) Cross-Default. the Borrower, any Security Party or the SACHUEST Charterer materially defaults under any material contract or agreement to which it is a party or by which it is bound and such default continues unremedied for a period of thirty (30) days; or

(o) Invalidity of Guaranty. the Parent is unable to perform or admits its inability to perform under the Guaranty.

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

9. COVENANTS

9.1 Affirmative Covenants The Borrower hereby covenants and undertakes with the Lenders that, from the date hereof and so long as any principal, interest or other moneys are owing in respect of this Agreement, under the Note or under any of the Security Documents, the Borrower will:

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

                  (v) within ten (10) days of the filing thereof, copies of all registration statements and reports on Forms 10-K, 10-Q and 8-K (or their equivalents) and other material filings which the Parent shall have filed with the Securities and Exchange Commission or any similar governmental authority;

                  (vi) promptly upon the mailing thereof to the shareholders of the Parent, copies of all financial statements, reports, proxy statements and other communications provided to the Parent's shareholders;

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

         (e) Corporate Existence. do or cause to be done, shall do or cause to be done, all things necessary to preserve and keep in full force and effect the corporate existence of itself, Parent and each Shipowning Corporation and all licenses, franchises, permits and assets necessary to the conduct of any such party's business;

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

         (i) Compliance with Statutes, Agreements, etc. do or cause to be done all things necessary to comply with all contracts or agreements to which it and all laws, and the rules and regulations thereunder, applicable to the Borrower, including, without limitation, those laws, rules and regulations relating to employee benefit plans and environmental matters;

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

         (k) ISM Code, ISPS Code and MTSA Matters. 372.~ procure that the Operator will comply with and ensure each Vessel will comply with the requirements of the ISM Code, the ISPS Code and the MTSA in accordance with the implementation schedule thereof, including (but not limited to) the maintenance and renewal of valid certificates pursuant thereto; and (ii) will procure that the Operator will immediately inform the Administrative Agent if there is any threatened or actual withdrawal of its DOC or the ISSC or the SMC in respect of any Vessel; and (iii) will procure that the Operator will promptly inform the Administrative Agent upon the issuance to the Borrower or Operator of a DOC and the issuance to the Vessel of an SMC and an ISSC;

         (l) Brokerage Commissions, etc. indemnify and hold the Arranger, the Agents and the Lenders harmless from any claim for any brokerage commission, fee, or compensation from any broker or third party resulting from the transactions contemplated hereby;

         (m) Deposit Accounts; Assignment. maintain the Operating Account with the Administrative Agent or Security Agent and shall procure that all earnings of the Vessels and all Assigned Moneys shall be paid into the Operating Account and the Borrower and, if requested by the Administrative Agent, execute and deliver such documentation as necessary to evidence an assignment of the Operating Account in favor of the Security Agent; by its execution of this Agreement or the Consent and Agreement hereto, each Security Party, hereby pledges, assigns and grants to the Security Agent, for the benefit of the Lenders, a security interest in all funds from time to time in such accounts;

         (n) Insurance. maintain with financially sound and reputable insurance companies insurance on all their respective properties and against all such risks and in at least such amounts as are usually insured against by companies of established reputation engaged in the same or similar business from time to time; and

         (o) Liquidity. with respect to the Parent, on a consolidated basis, maintain Liquid Assets in an amount equal to the greater of: (A) Two Million Dollars ($2,000,000) and (B) six percent (6%) of the aggregate amount of Indebtedness of the Parent on a consolidated basis.

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

                  (iii) liens, charges and encumbrances against the Vessels permitted to exist under the terms of the Mortgages;

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

         (f) Chartering. enter into any demise, bareboat or time charter with respect to any Vessel (excluding the SACHUEST Charter) having a duration of more than twelve (12) months without the prior written consent of the Administrative Agent;

         (g) Vessel Pooling. enter any vessel into any vessel pooling arrangement having a duration of twelve (12) months or longer (a "Long-Term Pooling Arrangement"), at any time amend any Long-Term Pooling Arrangement or at any time amend any existing vessel pooling agreement such that such vessel pooling arrangement would have a duration of twelve (12) months or longer;

         (h) Distributions on Stock. directly or indirectly declare or pay any dividend or make any distribution on its capital stock;

         (i) Indebtedness.  incur any Indebtedness,  except Indebtedness owed to
an  Affiliate,   provided,   that  repayment  of  such   Indebtedness  is  fully
subordinated to the repayment of the Loan;

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

         (r) Use of Proceeds. will not use the proceeds of the Loan in violation of Regulation T, Regulation U or Regulation X.

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

9.4 Asset Maintenance. If at any time after the Drawdown Date, the aggregate Fair Market Value of the Vessels (based upon the valuations obtained pursuant to
Section 9.3) and the value of any additional collateral theretofore provided under this Section is less than one hundred forty percent (140%) of the total amount outstanding of the Loan (such percentage being the "Required Percentage"), the Borrower shall, within a period of thirty (30) days following receipt by the Borrower of written notice from the Administrative Agent notifying the Borrower of such shortfall and specifying the amount thereof (which amount shall, in the absence of manifest error, be deemed to be conclusive and binding on the Borrower), either (i) deliver to the Security Agent, upon the Administrative Agent's request, such additional collateral as may be satisfactory to the Lenders in their sole discretion of sufficient value to restore compliance with the Required Percentage or (ii) the Borrower shall prepay such amount of the Loan (together with interest thereon and any other monies payable in respect of such prepayment pursuant to Section 5.5) as shall result in the Fair Market Value of the Vessels being not less than the Required Percentage; provided, however, that notwithstanding the Required Percentage set forth above, so long as the SACHUEST Charter remains in effect, if the aggregate Fair Market Value of the Existing Vessels and the value of any additional collateral theretofore provided under this Section is at least equal to one hundred forty percent (140%) of Loan Tranche 1 and the Fair Market Value of the SACHUEST is at least equal to one hundred ten percent (110%) of Loan Tranche 2, the Borrower shall be deemed to be in compliance with the requirements of this
Section 9.4.

9.5 Inspection and Survey Reports. If the Lenders shall so request, the Borrower shall provide the Lenders with copies of all internally generated inspection or survey reports on the Vessel.

10. ASSIGNMENT.

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

13. FEES AND EXPENSES

13.1 Arrangement Fee. On the Drawdown Date, the Borrower shall pay to the Arranger an arrangement fee in the amount of one percent (1%) of the amount of the Loan being made on such Drawdown Date.

13.2 Expenses. The Borrower agrees, whether or not the transactions hereby contemplated are consummated, on demand to pay, or reimburse the Agents and the Arranger for their payment of, the reasonable expenses of the Agents, the Arranger and (after the occurrence and during the continuance of an Event of Default) the Lenders incident to said transactions (and in connection with any supplements, amendments, waivers or consents relating thereto or incurred in connection with the enforcement or defense of any of the Agents', the Arranger's and the Lenders' rights or remedies with respect thereto or in the preservation of the Agents', the Arranger's and the Lenders' priorities under the documentation executed and delivered in connection therewith) including, without limitation, all reasonable costs and expenses of preparation, negotiation, execution and administration of this Agreement and the documents referred to herein, the reasonable fees and disbursements of the Agents' counsel in connection therewith, as well as the reasonable fees and expenses of any independent appraisers, surveyors, engineers and other consultants retained by the Agents, or the Arranger in connection with this transaction, all reasonable costs and expenses, if any, in connection with the enforcement of this Agreement, the Note and the Security Documents and stamp and other similar taxes, if any, incident to the execution and delivery of the documents

(including, without limitation, the Note) herein contemplated and to hold the Agents, the Arranger and the Lenders free and harmless in connection with any liability arising from the nonpayment of any such stamp or other similar taxes. Such taxes and, if any, interest and penalties related thereto as may become payable after the date hereof shall be paid immediately by the Borrower to the Agents, the Arranger or the Lenders, as the case may be, when liability therefor is no longer contested by such party or parties or reimbursed immediately by the Borrower to such party or parties after payment thereof (if the Agents, the Arranger or the Lenders, at their sole discretion, chooses to make such payment).

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

17.7 Indemnification. The Borrower agree to indemnify each Lender, each Agent and the Arranger, their respective successors and assigns, and their respective officers, directors, employees, representatives and agents (each an "Indemnitee") from, and hold each of them harmless against, any and all losses, liabilities, claims, damages, expenses, obligations, penalties, actions, judgments, suits, costs or disbursements of any kind or nature whatsoever (including, without limitation, the fees and disbursements of counsel for such Indemnitee in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not such Indemnitee shall be designated a party thereto) that may at any time (including, without limitation, at any time following the payment of the obligations of the Borrower hereunder) be imposed on, asserted against or incurred by, any Indemnitee as a result of, or arising out of or in any way related to or by reason of, (a) any violation by any Security Party (or any charterer or other operator of any Vessel) of any applicable Environmental Law, (b) any Environmental Claim arising out of the management, use, control, ownership or operation of property or assets by any Security Party (or, after foreclosure, by any Lender, any Agent or any Arranger or any of their respective successors or assigns), (c) the breach of any representation, warranty or covenant set forth in Sections 2.1 (p) or 9.1(j),

(d) the Loan (including the use of the proceeds of the Loan and any claim made for any brokerage commission, fee or compensation from any Person), of (e) the execution, delivery, performance or non-performance of this Agreement, the Note, any Security Document, or any of the documents referred to herein or contemplated hereby (whether or not the Indemnitee is a party thereto). If and to the extent that the obligations of the Security Parties under this Section are unenforceable for any reason, the Borrower agree to make the maximum contribution to the payment and satisfaction of such obligations which is permissible under applicable law. The obligations of the Borrower under this
Section 17.7 shall survive the termination of this Agreement and the repayment to the Lenders of all amounts owing thereto under or in connection herewith.

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

                      CLIASHIP HOLDINGS LTD.


                      By: /s/ Parker S. Wise
                         ----------------------------
                         Name:  Parker S. Wise
                         Title:  Attorney-in-Fact


                      NORDEA BANK NORGE ASA, acting through its Oslo office, as Arranger and Administrative Agent

                      By: /s/ Matthew Cooley
                         ----------------------------
                         Name:  Matthew Cooley
                         Title:  Attorney-in-Fact


                      NORDEA BANK NORGE ASA, acting through its New York branch, as Security Agent

                      By: /s/ Matthew Cooley
                         ----------------------------
                         Name:  Matthew Cooley
                         Title:  Attorney-in-Fact


                      The Lenders:


                      NORDEA BANK NORGE ASA


                      By: /s/ Matthew Cooley
                         ----------------------------
                         Name:   Matthew Cooley
                         Title:  Attorney-in-Fact

                              CONSENT AND AGREEMENT


         The undersigned, referred to in the foregoing Amended and Restated Loan Agreement as the "Parent" or a "Shipowning Coropration", as the case may be, hereby consent and agree to said Agreement and to the documents contemplated thereby and to the provisions contained therein relating to conditions to be fulfilled and obligations to be performed by the undersigned pursuant to or in connection with said Agreement and agrees particularly to be bound by the representations, warranties and covenants relating to the undersigned contained in Sections 2 and 9 of said Agreement to the same extent as if the undersigned were a party to said Agreement.


B+H OCEAN CARRIERS LTD.                             ACOAXET SHIPPING CORP.

By: /s/ Parker S. Wise                              By: /s/ Parker S. Wise
    ------------------                                  ------------------
     Name: Parker S. Wise                           Name: Parker S. Wise
     Title: Attorney-in-Fact                        Title: Attorney-in-Fact

ACUSHNET SHIPPING CORP.                             AGAWAM SHIPPING CORP.

By: /s/ Parker S. Wise                              By: /s/ Parker S. Wise
    ------------------                                  ------------------
     Name: Parker S. Wise                                Name: Parker S. Wise
     Title: Attorney-in-Fact                             Title: Attorney-in-Fact

ALGONQUIN SHIPPING CORP.                            ANAWAN SHIPPING CORP.

By: /s/ Parker S. Wise                              By: /s/ Parker S. Wise
    ------------------                                  ------------------
     Name: Parker S. Wise                                Name: Parker S. Wise
     Title: Attorney-in-Fact                             Title: Attorney-in-Fact

AQUIDNECK SHIPPING CORP.                            COMMUTER SHIPPING CORP.

By: /s/ Parker S. Wise                              By: /s/ Parker S. Wise
    ------------------                                  ------------------
     Name: Parker S. Wise                                Name: Parker S. Wise
     Title: Attorney-in-Fact                             Title: Attorney-in-Fact

ISABELLE SHIPHOLDINGS CORP.                         SKAUHOLT SHIPPING INC.

By: /s/ Parker S. Wise                              By: /s/ Parker S. Wise
    ------------------                                  ------------------
     Name: Parker S. Wise                                Name: Parker S. Wise
     Title: Attorney-in-Fact                             Title: Attorney-in-Fact

SACHUEST SHIPPING Ltd.

By: /s/ Parker S. Wise
     Name: Parker S. Wise
     Title: Attorney-in-Fact

                                   Schedule 1
                             Lenders and Commitments
                             -----------------------

Lenders                                              Commitment
-------                                              ----------


Nordea Bank Norge ASA                       $36,000,000.00 United States Dollars
P.O. Box 1166 Sentrum
0107 Oslo, Norway

Fax:  47 22 48 66 68
Phone:  47 22 48 5000

                                   Schedule II
                                   -----------
                             Stipulated Loss Values

 VESSEL                                                        VALUE
 ------                                                        -----
 ACOAXET                                                     $5,000,000
ACUSHNET                                                     $4,800,000
 AGAWAM                                                      $5,100,000
ALGONQUIN                                                    $5,500,000
 ANAWAN                                                      $4,500,000
AQUIDNECK                                                    $4,700,000
COMMUTER                                                     $4,700,000
 PEQUOD                                                      $5,100,000
SKOWHEGAN                                                    $4,100,000

                                  Schedule III
                              Light Tonnage Values

 VESSEL                                                    LIGHT TONNAGE
 ------                                                    -------------
 ACOAXET                                                        9649
ACUSHNET                                                        9697
 AGAWAM                                                         9669
ALGONQUIN                                                       9661
 ANAWAN                                                         9660
AQUIDNECK                                                       9660
COMMUTER                                                        9093
 PEQUOD                                                         8965
SKOWHEGAN                                                       8610

THOMMESSEN

                                                                  Execution copy

                                 USD 102,000,000
                          term loan facility Agreement

                                       for

                                OBO Holdings Ltd.
                                 BHOBO One Ltd.
                                 BHOBO Two Ltd.
                                BHOBO Three Ltd.
                                  as Borrowers

                                   provided by

                           The Financial Institutions
                              listed in Schedule 1
                                   as Lenders

                                      with

                            Nordea Bank Finland Plc.
                                  as Swap Bank

                                       and

                              Nordea Bank Norge ASA
                                    as Agent

                                       and

                              Nordea Bank Norge ASA
                            as Mandated Lead Arranger















                             Dated 23 February 2005

                                Table of Contents



1     Definitions and INTERPRETATION...........................................4

2     THE FACILITY............................................................15

3     PURPOSE.................................................................16

4     CONDITIONS PRECEDENT....................................................16

5     DRAWDOWN................................................................17

6     REPAYMENT...............................................................17

7     PREPAYMENT AND CANCELLATION.............................................18

8     INTEREST................................................................20

9     INTEREST PERIODS........................................................21

10    Changes to the calculation of interest..................................21

11    FEES....................................................................22

12    Tax gross-up and indemnities............................................22

13    Increased costs.........................................................23

14    Other indemnities.......................................................24

15    Mitigation by the Lenders...............................................25

16    Costs and EXPENSES......................................................26

17    SECURITY................................................................26

18    REPRESENTATIONS AND WARRANTIES..........................................28

19    Information UNDERTAKINGs................................................31

20    Financial covenants.....................................................33

21    General undertakings....................................................35

22    FIRST vessel covenants..................................................37

23    EVENTS OF DEFAULT.......................................................41

24    CHANGES TO THE PARTIES..................................................43

25    Role of THE AGENT AND THE arranger......................................46

26    SHARING AMONG the finance parties.......................................50

27    PAYMENT mechanics.......................................................51

28    SET-OFF.................................................................53

29    NOTICES.................................................................53

30    CALCULATIONS............................................................54

31    Miscellaneous...........................................................54

32    Governing law and enforcement...........................................56

SCHEDULES

1..........Lenders and Commitments

2..........Conditions Precedent

3..........Form of Drawdown Notice

4..........Form of Selection Notice

5..........Form of Compliance Certificate

6..........Form of Transfer Certificate

7..........Form of Assignment Agreement

8..........Form of Guarantee

9..........Prepayment Allocation

THIS TERM LOAN FACILITY AGREEMENT is dated 23 February 2005 and made between:

(1) OBO Holdings Ltd., of Trust Company Complex, Ajeltake Island, Majuro, Marshall Islands, MH96960;

         BHOBO One Ltd., of Trust Company Complex, Ajeltake Island, Majuro, Marshall Islands, MH96960;

         BHOBO Two Ltd., of Trust Company Complex, Ajeltake Island, Majuro, Marshall Islands, MH96960; and

         BHOBO Three Ltd., of Trust Company Complex, Ajeltake, Marshall Islands, MH96960,

         as joint and several borrowers (the "Borrowers");

(2) The banks and financial institutions listed in Schedule 1, as original lenders (together, the "Lenders");

(3) Nordea Bank Finland Plc. of TO1, FIN-00020 Nordea, Helsinki, Finland, as swap bank, (the "Swap Bank");

(4) Nordea Bank Norge ASA of Middelthunsgate 17, N-0368 Oslo, Norway, organisation number 911 044 110, as facility agent (the "Agent"); and

(5) Nordea Bank Norge ASA of Middelthunsgate 17, N-0368 Oslo, Norway, organisation number 911 044 110, as mandated lead arranger (the "Arranger") and underwriter (the "Underwriter").



IT IS AGREED as follows:

1        Definitions and INTERPRETATION

1.1      Definitions

In this Agreement, unless the context otherwise requires:

"Agreement" means this term loan facility agreement, as it may be amended, supplemented and varied from time to time, including its Schedules and any Transfer Certificate.

"Applicable Margin" means:

a) in respect of the Senior Loan: one point twenty-five per cent (1.25%) per annum; and

b)       in respect of the Junior Loan:

         (i)      two point twenty-five per cent (2.25%) per annum in year one;

         (ii)     two point fifty per cent (2.50%) per annum in year two; and

         (iii)    three  point  zero   (3.00%)  per  annum  in  year  three  and
                  thereafter,
and so that the Applicable Margin shall be increased by zero point twenty-five per cent (0.25%) per annum if the rating of the Charterers should decrease from the current rating of BBB+ and Baa1 by S & P and Moody's, respectively.

"Assignment Agreement" means the assignment agreement collateral to this Agreement for the first priority assignment of the Earnings, the Insurances, the Earnings Accounts and the Charter Guarantee to be made between the Borrowers and the Agent (on behalf of the Finance Parties and the Swap Bank) as security for the Borrowers' obligations under the Finance Documents and any Swap Agreement, substantially in the form set out in Schedule 7 (Form of Assignment Agreement) or such other form as is acceptable to the Agent.

"Availability Period" means the period from and including the date of this Agreement up to and including 31 May 2005.

"Available Commitment" means a Lender's Commitment less:

a)       its participation in a Drawing or the Loan (as the case may be); and

b) in relation to any proposed Drawing or Loan (as the case may be), its participation in such Drawing or the Loan (as the case may be) that is due to be made on or before the proposed Drawdown Date,

other than that Lender's participation in any Drawing or Loan (as the case may be) that is due to be repaid or repaid on or before the proposed Drawdown Date.

"BHOBO One" means BHOBO One Ltd. of c/o B+H Management Ltd., Par-la-Ville Place, 14 Par-la Ville Road, Hamilton HM JX, Bermuda.

"BHOBO Two" means BHOBO Two Ltd. of c/o B+M Management Ltd., Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM JX, Bermuda.

"BHOBO Three" means BHOBO Three Ltd. of c/o B+H Management Ltd., Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM JX, Bermuda.

"Break Costs" means the amount (if any) by which:

a) the interest which a Lender should have received for the period from the date of receipt of all or part of its participation in a Drawing or the Loan (as the case may be) or Unpaid Sum to the last day of the current Interest Period in respect of a Drawing or the Loan (as the case may be) or Unpaid Sum, had the principal amount or Unpaid Sum been paid on the last day of that Interest Period; exceeds

b) the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the relevant interbank market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for business in Oslo, New York and London (or any other relevant place of payment under Clause 27 (Payment mechanics).

"Charter Guarantee" means the guarantee granted by the Charter Guarantor in favour of the relevant Borrower as security for the due performance of all of the Charterers' obligations under the relevant Charterparty.

"Charter Guarantor" means Sempra Energy of 101 Ash Street, San Diego, U.S.A.

"Charterers" means TTMI Sarl. of Geneva, Switzerland.

"Charterparty" means each of the time charterparties made or to be made between the relevant Borrower (as owner) and the Charterers for the charter of each of the First Vessels, for a charter period of five (5) years at a net daily charter rate of (i) in respect of MV "Sibonancy" (tbr "Rip Hudner") and MV "Siboeva" (tbr "Bonnie Smithwick"), not less than USD 26,600 during year 1, USD 24,600 during year 2, USD 23,600 during year 3, USD 22,600 during year 4 and USD 20,600 during year 5 and (ii) in respect of MV "Sibonata" (tbr "Searose G"), not less than USD 25,000 during year 1, USD 24,000 during year 2, USD 23,000 during year 3, USD 22,000 during year 4 and USD 20,000 during year 5 and with a 35.00% profit share in years 2 - 5, in form and substance as approved by the Agent (on behalf of the Finance Parties).

"Charterparty Assignment" means the deed of assignment collateral to this Agreement for the first priority assignment of the Charterparties to be made between the Borrowers and the Agent (on behalf of the Finance Parties and the Swap Bank) as security for the Borrowers' obligations under the Finance Documents and any Swap Agreement(s), in form and substance as approved by the Agent (on behalf of the Finance Parties and the Swap Bank).

"Commercial Management Agreement" means the agreement made between the Commercial Manager and the Guarantor (and all of its Subsidiaries) for the management of the Guarantor (and its Subsidiaries, hereunder (but not limited to) the Borrowers and the First Vessels. "Commercial Manager" means B+H Management Ltd. of Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM JX, Bermuda.

"Commitment" means:

a) in relation to a Lender, the amount set opposite its name under the heading "Commitments" in Schedule 1 (Lenders and Commitments) and the amount of any other Commitment transferred to it pursuant to Clause
         24.2 (Assignments and transfers by the Lenders); and

b) in relation to any New Lender, the amount of any Commitment transferred to it pursuant to Clause 24.2 (Assignments and transfers by the Lenders),

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Compliance Certificate" means a certificate substantially in the form as set out in Schedule 5 (Form of Compliance Certificate).

"Co-ordination Agreement" means the intercreditor agreement between Nordea Bank Norge ASA, New York Branch (in its capacity as security agent for the banks, financial institutions and persons listed on Schedule 1 to that certain restated and amended loan agreement as of 29 April 2004) and the Agent (in its capacity as facility agent under the Finance Documents), in form and substance satisfactory to the Agent (on behalf of the Finance Parties).

"Default" means an Event of Default or any event or circumstance specified in Clause 23 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

"DOC" means in relation to the Technical Manager a valid document of compliance issued to the Technical Manager pursuant to paragraph 13.2 of the ISM Code.

"Drawings" means:

a) an amount of USD 26,400,000 under the Senior Tranche in respect of M/V "Siboeva";

b) an amount of USD 27,800,000 under the Senior Tranche in respect of M/V "Sibonancy":

c) an amount of USD 27,800,000 under the Senior Tranche in respect of M/V "Sibonata";

d) an amount of USD 6,400,000 under the Junior Tranche in respect of M/V "Siboeva";

e) an amount of USD 6,800,000 under the Junior Tranche in respect of M/V "Sibonancy"; and

f) an amount of USD 6,800,000 under the Junior Tranche in respect of M/V "Sibonata".

"Drawdown Date" means the Business Day on which the Borrowers have requested drawdown of a Drawing pursuant to this Agreement or, as the context requires, the date on which such Drawing is actually made.

"Drawdown Notice" means the notice substantially in the form set out in Schedule 3 (Form of Drawdown Notice).

"Earnings" means all moneys whatsoever which are now, or later become, payable (actually or contingently) to any of the Borrowers and which arise out of the use of or operation of any of the First Vessels, including (but not limited to):

a) all freight, hire and passage moneys payable to any of the Borrowers, including (without limitation) payments of any nature under any of the Charterparties or any other charter or agreement for the employment, use, possession, management and/or operation of any of the First Vessels;

b) any claim under any guarantees related to freight and hire payable to any of the Borrowers as a consequence of the operation of any of the First Vessels;

c) compensation payable to any of the Borrowers in the event of any requisition of any of the First Vessels or for the use of any of the First Vessels by any government authority or other competent authority;

d) remuneration for salvage, towage and other services performed by any of the First Vessels payable to any of the Borrowers;

e) demurrage and retention money receivable by any of the Borrowers in relation to any of the First Vessels;

f) all moneys which are at any time payable under the Insurances in respect of loss of earnings;

g) if and whenever any of the First Vessels is employed on terms whereby any moneys falling within litra a) to f) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to such First Vessel; and

h) any other money whatsoever due or to become due to any of the Borrowers from third parties in relation to any of the First Vessels, or otherwise.

"Earnings Accounts" means:

a) account no. 6019.04.44107 in the name of OBO Holdings Ltd. with the Agent;

b)       account no. 6017.04.44115 in the name of BHOBO One with the Agent;

c)       account no. 6019.04.44123 in the name of BHOBO Two with the Agent; and

d)       account no. 6019.04.44131 in the name of BHOBO Three with the Agent,

or any such other accounts of any of the Borrowers with the Agent and/or Nordea Bank Finland Plc. London Branch to which all the Earnings shall be paid, pledged in favour of the Agent (on behalf of the Finance Parties and the Swap Bank) under the Assignment Agreement.

"Environmental Approval" means any permit, licence, consent, approval and other authorisations and the filing of any notification, report or assessment required under any Environmental Law for the operation of the First Vessels.

"Environmental Claim" means any claim, proceeding or investigation by any party in respect of any Environmental Law or Environmental Approval.

"Environmental Law" means any applicable law, regulation, convention or treaty in any jurisdiction in which any of the Borrowers and/or the Charterers conduct business which relates to the pollution or protection of the environment or to the carriage of material which is capable of polluting the environment.

"Event of Default" means any event or circumstance specified as such in Clause 23 (Events of Default).

"Facility" means the term loan facility made available under this Agreement as described in Clause 2.1 (Facility).

"Fee Letter" means any letter or letters dated on or about the date of this Agreement between the Arranger and the Borrowers (or the Agent and the Borrowers) setting out any fees referred to in Clause 11 (Fees).

"Final Maturity Date" means:

a) in respect of the Senior Loan: the day falling five (5) years after the date of delivery to the relevant Borrower of the last of the First Vessels; and

b) in respect of the Junior Loan: the day falling four (4) years after the date of delivery to the relevant Borrower of the last of the First Vessels.

"Finance Documents" means this Agreement, the Security Documents, the Co-ordination Agreement, any Fee Letters and any other document (whether creating a Security Interest or not) which is executed at any time by any of the Borrowers or any other person as security for, or to establish any form of subordination to the Finance Parties under this Agreement or any of the other documents referred to herein or therein.

"Finance Party" means the Agent, the Arranger and the Lenders.

"Financial Indebtedness" means any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent.

"Financial Securities Act" means the Norwegian Act on Financial Securities of 26 March 2004 No. 17.

"First Deeds of Covenants" means each of the first priority deeds of covenants collateral to the First Mortgages, to be entered into between the respective Borrower and the Agent (on behalf of the Finance Parties and the Swap Bank), in form and substance satisfactory to the Agent (on behalf of the Finance Parties and the Swap Bank).

"First Mortgages" means each of the first priority mortgages to be executed and recorded by the relevant Borrowers against the First Vessels in the Bahamas Ship Registry in favour of the Agent (on behalf of the Finance Parties and the Swap
Bank), in form and substance satisfactory to the Agent (on behalf of the Finance Parties and the Swap Bank).

"First Vessels" means:

a) M/V "Siboeva" (tbr "Bonnie Smithwick"), a 83,000 dwt OBO tanker built in 1993, with IMO number 9050084, to be registered in the name of BHOBO One in the Bahamas Ship Register;

b) M/V "Sibonancy" (tbr "Rip Hudner"), a 83,000 dwt OBO tanker built in 1994, with IMO number 9077111, to be registered in the name of BHOBO Two in the Bahamas Ship Register; and

c) M/V "Sibonata" (tbr "Searose G"), a 83,000 dwt OBO tanker built in 1994, with IMO number 9050096, to be registered in the name of BHOBO Three in the Bahamas Ship Register.

"GAAP" means the generally accepted accounting principles in Norway, Bermuda and the United States (as the case may be).

"Guarantee" means an on-demand guarantee (selvskyldnerkausjon) to be provided by the Guarantor in favour of the Agent (on behalf of the Finance Parties and the Swap Bank) as security for the Borrowers' obligations under the Finance Documents and any Swap Agreement(s), substantially in the form set out in
Schedule 8 (Form of Guarantee).

"Guarantor"  means B + H Ocean  Carriers  Ltd.  of 80  Broad  Street,  Monrovia,
Liberia.

"Insurances" means, in relation to the First Vessels, all policies and contracts of insurance (which expression includes all entries of the First Vessels in a protection and indemnity or war risk association) which are from time to time during the Security Period in place or taken out or entered into by or for the benefit of any of the Borrowers and/or the Charterers (whether in the sole name of the Borrowers or in the joint names of the Borrowers and any other person) in respect of the First Vessels or otherwise in connection with the First Vessels and all benefits thereunder (including claims of whatsoever nature and return of premiums).

"Interest Payment Date" means the last Business Day of each Interest Period.

"Interest Period" means, in relation to a Drawing, each of the successive periods determined in accordance with Clause 9.1 (Selection of Interest Periods), and, in relation to an Unpaid Sum, each period determined in accordance with Clause 8.3 (Default interest).

"ISM Code" means the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevent.

"ISPS Code" means the International Ship and Port Facility Security (ISPS) Code as adopted by the International Maritime Organization's (IMO) Diplomatic Conference of December 2002.

"Junior Tranche" means USD 20,000,000 to be divided into three (3) Drawings.

"Lenders" means the banks and financial institutions listed in Schedule 1 (Lenders and Commitments) and any New Lender, which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

"LIBOR" means in relation to a Drawing or the Loan (as the case may be):

a) the rate per annum equal to the offered quotation for deposits in USD for the relevant Interest Period ascertained by the Agent to be the rate as displayed on the Reuters' screen, page LIBOR01, at or about 11:00 hours (London time) on the applicable Quotation Day; or

b) if no such rate is available, the arithmetic means of the rate per annum at which the Lenders are able to acquire USD in the amount and for the relevant Interest Period of the Loan in the London interbank market at or about 11:00 hours (London time) on the applicable Quotation Day, as (in the absence of manifest error) conclusively certified by the Agent to the Borrowers.

"Loan" means USD 102,000,000 comprising of the aggregate amount of the Tranches, or as the context requires, the aggregate principal amount outstanding under this Agreement from time to time.

"Majority Lenders" means:

a) if there are no Loan outstanding, a Lender or Lenders whose Commitments aggregate more than 66.67% of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 66.67% of the Total Commitments immediately prior to the reduction); or

b)       at any other time, a Lender or Lenders whose participations in the Loan
         then   outstanding   aggregate  more  than  66.67%  of  the  Loan  then
         outstanding.

"Managers" means the Commercial Manager and the Technical Manager.

"Market Value" means the fair market value of the First Vessels in USD, being the average of valuations of the First Vessels obtained from two (2) reputable and independent shipbrokers, to be appointed by the Agent. Such valuations to be made for the account of the Borrowers, semi-annually, with or without physical inspection of the First Vessels (as the Agent may require) on the basis of a sale for prompt delivery for cash at arm's length on normal commercial terms as between a willing buyer and seller, on an "as is, where is" basis, free of any existing charter or other contract of employment and/or pool arrangement.

"Material Adverse Effect" means a material adverse effect on:

a) the business, operation, assets or condition (financial or otherwise) of any of the Borrowers and/or the Guarantor and/or the Charterers and/or the Charter Guarantor (as the case may be); or

b) the ability of any of the Borrowers and/or the Guarantor (as the case may be) to perform any of their obligations under the Finance Documents.

"MOAs" means each of the Memoranda of Agreements (and any addenda thereto) being made between the relevant Seller and the relevant Borrower for the purchase of the First Vessels.

"New Lender" has the meaning set out in Clause 24 (Changes to the Parties).

"Original Financial Statements" means the unaudited consolidated financial statements of the Guarantor for the year ended 31 December 2004 and the opening balance sheets of the Borrowers.

"Party" means a party to this Agreement (including its successors and permitted transferees).

"Quotation Day" means the day occurring two (2) Business Days prior to the commencement of an Interest Period.

"Second Deeds of Covenants" means each of the second priority deeds of covenants collateral to the Second Mortgages (save in respect of M/V "Peqoud" and M/V Commuter"), to be entered into between the owner of the respective Second Vessel and the Agent (on behalf of the Finance Parties and the Swap Bank), in form and substance satisfactory to the Agent (on behalf of the Finance Parties and the Swap Bank).

"Second Mortgages" means each of the second priority mortgages to be executed and recorded by the relevant owner against the Second Vessels in the Bahamas or Liberian Ship Registry (as the case may be) in favour of the Agent (on behalf of the Finance Parties and the Swap Bank), in form and substance satisfactory to the Agent (on behalf of the Finance Parties and the Swap Bank).

"Second Vessels" means:

a) M/V "Pequod", a 40,632 dwt product tanker built in 1982 with IMO number 8011304, registered in the name of Isabelle Shipholdings Corp. in the Liberian Ship Registry;

b) M/V "Acushnet", a 40,554 dwt product tanker built in 1981 with IMO number 7929683, registered in the name of Acushnet Shipping Corp. in the Bahamas Ship Registry;

c) M/V "Agawam", a 40,554 dwt product tanker built in 1982 with IMO number 8004973, registered in the name of Agawam Shipping Corp. in the Bahamas Ship Registry;

d) M/V "Algonquin", a 40,552 dwt product tanker built in 1983 with IMO number 8005006, registered in the name of Algonquin Shipping Corp. in the Bahamas Ship Registry;

e) M/V "Anawan", a 40,554 dwt product tanker built in 1981 with IMO number 7929671, registered in the name of Anawam Shipping Corp. in the Bahamas Ship Registry;

f) M/V "Aquidneck", a 40,556 dwt product tanker vessel built in 1981 with IMO number 8004985, registered in the name of Aquidneck Shipping Corp. in the Bahamas Ship Registry;

g) M/V "Commuter", a 38,565 dwt product tanker built in 1981 with IMO number 8002078, registered in the name of Commuter Shipping Corp. in the Liberian Ship Registry; and

h) M/V "Sachuest", a 98,358 dwt OBO tanker built in 1986 with IMO number 7915632, registered in the name of Sachuest Shipping Ltd. in the Bahamas Ship Registry.

"Security Documents" means all or any security documents as may be entered into from time to time pursuant to Clause 17 (Security).

"Security Interest" means any mortgage, charge (whether fixed or floating), encumbrance, pledge, lien, assignment by way of security, finance lease, sale and repurchase or sale and leaseback arrangement, sale of receivables on a recourse basis or other security interest or any other agreement or arrangement having the effect of conferring security.

"Security Period" means the period commencing on the date of this Agreement and ending the date on which the Agent notifies the Borrowers, the other Finance Parties and the Swap Bank that:

a)       all amounts  which have become due for payment by any of the  Borrowers
         or  any  other  party  under  the  Finance   Documents   and  any  Swap
         Agreement(s) have been paid;

b) no amount is owing or has accrued (without yet having become due for payment) under any of the Finance Documents or any Swap Agreement(s);

c) none of the Borrowers has any future or contingent liability under any provision of this Agreement, the other Finance Documents or any Swap Agreement(s); and

d) none of the Agent, the Majority Lenders and the Swap Bank do consider that there is a significant risk that any payment or transaction under a Finance Document or any Swap Agreement(s) would be set aside, or would have to be reversed or adjusted, in any present or possible future proceeding relating to a Finance Document or any Swap Agreement or any asset covered (or previously covered) by a Security Interest created by a Finance Document or any Swap Agreement.

"Selection  Notice"  means a  notice  substantially  in the  form  set  forth in
Schedule 4 (Form of Selection Notice) given in accordance with Clause 9.1 (Selection of Interest Periods).

"Sellers" means:

a)       in respect of M/V "Siboeva"; Sibowain Inc., of Monrovia, Liberia;

b)       in respect of M/V  "Sibonancy";  Sibonancy Inc., of Monrovia,  Liberia;
         and

c)       in respect of M/V "Sibonata"; Sibonata Inc, of Monrovia, Liberia.

"SMC" means a valid safety management certificate issued for each the First Vessels pursuant to paragraph 13.7 of the ISM Code.

"SMS" means a safety management system for the First Vessels developed and implemented in accordance with the ISM Code and including the functional requirements duties and obligations that follow from the ISM Code.

"Senior Tranche" means USD 82,000,000 to be divided into three (3) Drawings.

"Subsidiaries" means any business entity of which more than fifty per cent (50.00%) of the outstanding voting stock or other equity interest is owned directly of indirectly by such person and/or one or more other Subsidiaries of such person.

"Swap Agreement" means any interest rate swap agreement or agreements, hereunder any ISDA Master Agreement and schedules thereto, to be made between the Borrowers and the Swap Bank in relation to the Facility.

"Tax on Overall Net Income" means a Tax imposed on a Finance Party by the jurisdiction under the laws of which it is incorporated, or in which it is located or treated as resident for tax purposes, on:

a)       the net income, profits or gains of that Finance Party world wide; or

b)       such of the net income,  profits or gains of that Finance  Party as are
         considered   to  arise  in  or  relate  to  or  are   taxable  in  that
         jurisdiction.

"Taxes" means all present and future taxes, levies, imposts, duties, charges, fees, deductions and withholdings, and any restrictions and or conditions resulting in a charge together with interest thereon and penalties in respect thereof and "tax" and "taxation" shall be construed accordingly.

"Technical Management Agreements" means the agreement made or to be made between the relevant Borrower and the Technical Manager for the technical management of the First Vessels.

"Technical Manager" means V-Ships Management Limited, Eaglehurst, Belmont Hill, Douglas, Isle of Man or the Commercial Manager (in its capacity as technical manager).

"Total CommitmentsF" means the aggregate of the Commitments, being USD 102,000,000 at the date of this Agreement.

"Total Loss" means, in relation to any of the First Vessels:

a) the actual, constructive, compromised, agreed, arranged or other total loss of such First Vessel;

b) any expropriation, confiscation, requisition or acquisition of such First Vessel, whether for full consideration, a consideration less than its proper value, a nominal consideration or without any consideration, which is effected by any government or official authority or by any person or persons claiming to be or to represent a governmental or official authority (excluding a requisition for hire for a fixed period not exceeding one (1) year without any right to extension) unless it is within one (1) month from the Total Loss Date redelivered to the full control of the relevant Borrower; and

c) any arrest, capture, seizure or detention of such First Vessel (including any hijacking or theft) unless it is within one (1) month from the Total Loss Date redelivered to the full control of the relevant Borrower.

"Total Loss Date" means:

a) in the case of an actual total loss of any of the First Vessels, the date on which it occurred or, if that is unknown, the date when the relevant First Vessel was last heard of;

b) in the case of a constructive, compromised, agreed or arranged total loss of any of the First Vessels, the earlier of: (i) the date on which a notice of abandonment is given to the insurers (provided a claim for total loss is admitted by such insurers) or, if such insurers do not forthwith admit such a claim, at the date at which either a total loss is subsequently admitted by the insurers or a total loss is subsequently adjudged by a competent court of law or arbitration panel to have occurred or, if earlier, the date falling six (6) months after notice of abandonment of the relevant First Vessel was given to the insurers; and (ii) the date of compromise, arrangement or agreement made by or on behalf of the relevant Borrower with the relevant First Vessel's insurers in which the insurers agree to treat such First Vessel as a total loss; or

c) in the case of any other type of total loss, on the date (or the most likely date) on which it appears to the Agent that the event constituting the total loss occurred.

"Tranches" means the Senior Tranche and the Junior Tranche.

"Transaction Documents" means the Finance Documents, the MOAs, the Bills of Sale, the Tripartite Agreements, the Charterparties, the Charter Guarantees, the Technical Management Agreements, the Swap Agreement(s) and any letter of quiet enjoyment in respect of any of the First Vessels, together with the other documents contemplated herein or therein.

"Transfer Certificate" means a certificate substantially in the form as set out in Schedule 6 (Form of Transfer Certificate) or any other form agreed between the Agent and the Borrowers.

"Transfer Date" means, in respect of a Transfer (as defined in Clause 24.2 (Assignments and transfers by Lenders), the proposed Transfer Date as set out in the Transfer Certificate relating to the Transfer.

"Tripartite  Agreements" means each of the agreements made or to be made between
(i) in respect of MV "Sibonancy" (tbr "Rip Hudner"), K/S Danskib (as initial seller), Sibonancy Inc. (as second seller) and BHOBO Two Ltd. (as end buyer) and
(ii) any such other agreements as may be entered into between any of the Sellers, Buyers and the initial sellers of the First Vessels, in form and substance satisfactory to the Agent (on behalf of the Lenders).

"Unpaid Sum" means any sum due and payable but unpaid by any of the Borrowers and/or the Guarantor under the Finance Documents.

"USD" means United States Dollars, being the lawful currency of the United States of America.

"VAT" means value added tax and any other tax of similar nature.

1.2      Construction

In this Agreement, unless the context otherwise requires:

a)       Clause and Schedule headings are for ease of reference only;

b) words denoting the singular number shall include the plural and vice versa. In particular, for so long as Nordea Bank Norge ASA is the only Lender, references to "Lenders" or "Majority Lenders" shall be construed as a reference to Nordea Bank Norge ASA;

c) references to Clauses and Schedules are references, respectively, to the Clauses and Schedules of this Agreement;

d) references to a provision of law is a reference to that provision as it may be amended or re-enacted, and to any regulations made by the appropriate authority pursuant to such law;

e) references to "control" means the power to appoint a majority of the board of directors or to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise;

f) references to "indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent; and

g) references to a "person" shall include any individual, firm, partnership, joint venture, company, corporation, trust, fund, body, corporate, unincorporated body of persons, or any state or any agency of a state or association (whether or not having separate legal personality).

2        THE FACILITY

2.1      Facility

Subject to the terms of this Agreement, the Lenders make available to the Borrowers a USD term loan facility in the aggregate amount equal to the Total Commitments.

2.2      Finance Parties' rights and obligations

The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from the Borrowers shall be a separate and independent debt. A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

2.3      Nature of rights and obligations of the Borrowers

a) The obligations of the Borrowers under this Agreement and the other Finance Documents shall be joint and several. Any Drawings or the Loan (as the case may be) shall, once drawn, be deemed to have been made by the Lenders to the Borrowers jointly and severally, and the obligations of the Borrowers to repay a Drawing or the Loan (as the case may be) and to perform all other obligations pursuant to this Agreement and the other Finance Documents shall be owed to the Lenders jointly and severally. The liability of a Borrower for Drawings or the Loan (as the case may be) actually made to any of the other Borrowers shall not exceed USD 102,000,000 plus interest, fees and expenses under this Agreement and the Finance Documents.

b) Each of the Borrowers hereby specifically agrees and accepts that the nature of their liability hereunder being joint and several shall not be affected by any reason or circumstances of legal or factual nature, including, but not limited to:

         (i) any waiver granted to the other Borrowers, the Guarantor or any third party;

         (ii) any failure to enforce any rights, remedy or security against any of the other Borrowers, the Guarantor or any third party;

         (iii)    any  legal  limitation,   incapacity  or  other  circumstances
                  relating to any of the other Borrowers, the Guarantor or any third party;

         (iv) the liquidation, bankruptcy, insolvency or dissolution or the appointment of receiver for any of the other Borrowers, the Guarantor or any third party; or

         (v) this Agreement or any of the Finance Documents becoming invalid or unenforceable against any of the other Borrowers and/or the Guarantor.

c) Each of the Borrowers specifically waives all rights under the provisions of the Norwegian Financial Agreements Act of 25 June 1999 No. 46 not being mandatory provisions, including (but not limited to) the relevant provisions of ss.ss. 62, 63, 65, 66, 67, 70, 71, 72, 73 and 74.

3        PURPOSE

3.1      Purpose

The Borrowers shall apply all amounts borrowed by them hereunder towards part-financing the purchase price for the First Vessels.

3.2      Monitoring

Without prejudice to the obligations of the Borrowers under this Clause 3, no Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4        CONDITIONS PRECEDENT

4.1      Initial conditions precedent

The Borrowers may not deliver a Drawdown Notice unless the Agent has received originals or certified copies of all of the documents and other evidence listed in Schedule 2 (Conditions precedent) in form and substance satisfactory to the Agent. The Agent shall notify the Borrowers and the Lenders promptly upon being so satisfied.

4.2      Further conditions precedent

The  Lenders  will  only  be  obliged  to  comply  with  Clause  5.4   (Lenders'
participation)  if on the date of a Drawdown Notice and on the proposed Drawdown
Date:

a)       no Default is continuing or would result from the proposed Drawing; and

b)       the   representations   and   warranties   contained   in   Clause   18
         (Representations and warranties) deemed to be repeated on those dates are true and correct in all respects.

4.3      Maximum number of drawings

Each of the Tranches may be drawn in three (3) Drawings, one Drawing for each of the First Vessels.

4.4      Waiver of conditions precedent

The conditions specified in this Clause 4 are solely for the benefit of the Lenders and may be waived on their behalf in whole or in part and with or without conditions by the Agent (acting on the instructions of the Majority Lenders).

5        DRAWDOWN

5.1      Delivery of the Drawdown Notice

The Borrowers may utilise the Facility by delivering to the Agent a duly completed Drawdown Notice no later than 10:00 hours (London time) three (3) Business Days prior to the proposed Drawdown Date.

5.2      Completion of the Drawdown Notice

The relevant Drawdown Notice is irrevocable and will not be regarded as having been duly completed unless:

a)       the proposed  Drawdown  Date is a Business Day within the  Availability
         Period;

b) the currency specified is USD and the amount of the proposed Drawing is an amount which is not more than the Total Commitments and the Senior Tranche and the Junior Tranche, respectively; and

c)       the proposed Interest Period complies with Clause 9 (Interest Periods).

5.3      Availability

Any amount of the Total Commitments not utilised by the expiry of the Availability Period shall automatically be cancelled at close of business in Oslo on such date.

5.4      Lenders' participation

Upon receipt of a Drawdown Notice, the Agent shall notify each Lender of the details of the requested Drawing and the amount of each Lender's participation in such Drawing. If the conditions set out in this Agreement have been met, each Lender shall no later than 10:00 hours (London time) on the Drawdown Date make available to the Agent for the account of the relevant Borrower an amount equal to its participation in the Drawing to be advanced pursuant to the Drawdown Notice.

6        REPAYMENT

6.1      Repayment - Senior Tranche

The Borrowers shall repay the Senior Tranche in twenty (20) equal quarterly consecutive instalments, each being in an amount of USD 2,900,000, the first instalment falling due three (3) months after the last Drawdown Date. A balloon repayment in the amount of USD 24,000,000 shall be due and payable together with the final instalment at the Final Maturity Date, as well as all other sums due and outstanding hereunder at such date.

6.2      Repayment - Junior Tranche

The Borrowers shall repay the Junior Tranche in sixteen (16) quarterly consecutive instalments, as follows:

a)       instalment no. 1 - 4: USD 2,000,000 ;

b)       instalment no. 5 - 8: USD 1,250,000;

c)       instalment no. 9 - 12: USD 1,000,000; and

d)       instalment no. 13 - 16: USD 750,000 ,

the first instalment falling due three (3) months after the last Drawdown Date.

6.3      Re-borrowing

The Borrowers may not re-borrow any part of the Loan which is repaid.

7        PREPAYMENT AND CANCELLATION

7.1      Mandatory prepayment - Total Loss or sale

7.1.1    First Vessels

If any of the First Vessels is sold or becomes a Total Loss, the Borrowers shall be obliged to prepay the Loan by an amount as set out in Schedule 9 (Prepayment Allocation):

a) in case of a sale, on or before the date on which the sale is completed by delivery of the relevant First Vessel to the buyer; or

b)       in the case of a Total Loss, on the earlier of the date falling  ninety
         (90) days after the Total Loss Date and the receipt by the Agent (on behalf of the Lenders) of the proceeds of Insurance relating to such Total Loss (or in the event of a requisition for title of the relevant First Vessel, immediately upon receipt of the requisition proceeds relating to such requisition of title).

7.1.2    Second Vessels

If any of the Second Vessels is sold or becomes a Total Loss, the Borrowers shall procure that the Junior Tranche shall be repaid by an amount equal to the remaining proceeds from such sale or Total Loss following payment of the first mortgagee under the first mortgage over the relevant Second Vessel or as otherwise agreed by the Agent, however always in accordance with the Co-ordination Agreement, at such times as set out under Clause 7.1.1 (First Vessels) above.

7.2      Mandatory prepayment - Market Value

If the Market Value falls below:

a) one hundred and ten per cent (110.00%) of the Senior Tranche in year 1 to 3 (including) and one hundred and twenty per cent (120.00%) of the Senior Tranche thereafter; and

b)       one hundred per cent (100.00%) of the Tranches at any time,

the Borrowers shall within fifteen (15) Business Days, either:

(i)      prepay the Loan by such amount; or

(ii) provide the Lenders with such additional security, in form and substance satisfactory to the Agent (on behalf of the Lenders),

required to restore the aforesaid ratio.

7.3      Mandatory prepayment - illegality

If it becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in a Drawing or the Loan (as the case may be):

a) that Lender shall promptly notify the Agent upon becoming aware of that event;

b) the Agent shall promptly notify the Borrowers (specifying the obligations the performance of which is thereby rendered unlawful and the law giving rise to the same) upon receipt of notification in accordance with litra a) above;

c) upon the Agent notifying the Borrowers, the Commitment of that Lender will be immediately cancelled; and

d) the Borrowers shall prepay that Lender's participation in such Drawing or the Loan (as the case may be) made to the Borrowers on the last day of the Interest Period occurring after the Agent has notified the Borrowers or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law).

7.4      Voluntary prepayment

The Borrowers may, if they give the Agent not less than fourteen (14) Banking Days prior written notice, prepay the whole or any part of the Loan (but if in part, being an amount of minimum USD 100,000).

7.5      Terms and conditions for prepayments and cancellation

7.5.1    Irrevocable notice

Any notice of prepayment or cancellation by the Borrowers under this Clause 7 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date upon which the prepayment or cancellation is to be made.

7.5.2    Additional payments

Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

7.5.3    No re-borrowing

The Borrowers may not re-borrow any part of the Facility which is prepaid.

7.5.4    Time of prepayment and cancellation

The Borrowers shall not repay or prepay all or any part of a Drawing or the Loan (as the case may be) or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

7.5.5    No reinstatement

No  amount  of  the  Total  Commitments   cancelled  under  this  Agreement  may
subsequently be reinstated.

7.5.6    Forwarding of notice of prepayment and cancellation

If the Agent receives a notice under this Clause 7 it shall promptly forward a copy of that notice to the Borrowers or the affected Lender, as appropriate.

7.5.7    Application

Any amount prepaid shall:

a)       in respect of a prepayment pursuant to Clause 7.1 (Mandatory prepayment
         - Total Loss or sale), be applied ratably against the remaining instalments of the Loan and shall reduce ratably each Lender's participation in the Loan;

b)       in respect of a prepayment pursuant to Clause 7.2 (Mandatory prepayment
         - Market Value), be applied against the remaining instalments of the Senior Tranche and shall reduce ratably each Lender's participation in the Senior Tranche;

c)       in respect of a prepayment pursuant to Clause 7.3 (Mandatory prepayment
         - illegality), be applied against the remaining instalments set forth in Clause 6.1 (Repayment - Senior Tranche) in inverse order of maturity and shall reduce rateably each Lender's participation in the relevant Drawing or the Loan (as the case may be); and

d)       in  respect  of  a  prepayment   pursuant  to  Clause  7.4   (Voluntary
         prepayment), be applied against the remaining instalments set forth in Clause 6.1 (Repayment - Junior Tranche) in inverse order of maturity.

8        INTEREST

8.1      Calculation of interest

The rate of interest for a Drawing or the Loan (as the case may be) for each Interest Period is the percentage rate per annum which is the aggregate of:

a)       the Applicable Margin; and

b)       LIBOR.

Effective interest pursuant to the Norwegian Financial Agreement Act 1999 has been calculated by the Agent as set out in a separate notice from the Agent to the Borrowers.

8.2      Payment of interest

The Borrowers shall pay accrued interest on a Drawing or the Loan (as the case may be) on each Interest Payment Date (and if the Interest Period is longer than three (3) months, on the date falling at three (3) monthly intervals after the first day of the Interest Period).

8.3      Default interest

If any of the Borrowers fails to pay any amount payable by any of them under the Finance Documents on its due date, interest shall accrue on the overdue amount from the due date and up to the date of actual payment (both before and after judgment) at a rate determined by the Agent to be two per cent (2.00%) higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Drawing or the Loan (as the case may be) in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 8.3 shall be immediately payable by the Borrowers on demand by the Agent. Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

8.4      Notification of rates of interest

The  Agent  shall  promptly   notify  the  Lenders  and  the  Borrowers  of  the
determination of a rate of interest under this Agreement.

9        INTEREST PERIODS

9.1      Selection of Interest Periods

a) The Borrowers may select an Interest Period for a Drawing or the Loan (as the case may be) in the Drawdown Notice or (if a Drawing or the Loan (as the case may be) has already been borrowed) in a Selection Notice.

b) Each Selection Notice is irrevocable and must be received by the Agent not later than 11:00 hours (London time) one (1) Business Day before the Quotation Day for that Interest Period.

c) If the Borrowers fail to deliver a Selection Notice to the Agent in accordance with litra b) above, the relevant Interest Period will be three (3) months.

d) The Borrowers may select an Interest Period of three (3) or six (6) months or any such other period agreed between the Borrowers and the Agent (on behalf of the Lenders).

e) An Interest Period for a Drawing or the Loan (as the case may be) shall not extend beyond the Final Maturity Date, but shall be shortened so that it ends on the Final Maturity Date.

f) Each Interest Period for a Drawing or the Loan (as the case may be) shall start on the Drawdown Date or (if already made) on the last day of its preceding Interest Period.

9.2      Non-Business Day

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

9.3      Consolidation

Notwithstanding the above, the first Interest Period for the second, third and last draw Drawing shall end on the same day as the current Interest Period for the first Drawing. On the last day of that Interest Period, the Interest Period for the Tranches shall be consolidated and treated as one (1) loan as regards Interest Periods.

9.4      Notification of Interest Periods

The Agent will notify the Borrowers and the Lenders of the Interest Periods determined in accordance with this Clause 9.

10       changes to the calculation of interest

10.1     Market disruption

a) If a Market Disruption Event occurs in relation to a Drawing or the Loan (as the case may be) for any Interest Period, then the rate of interest on each Lender's share of such Drawing or the Loan (as the case may be) for the Interest Period shall be the rate per annum which is the sum of:

         (i)      the Applicable Margin; and

         (ii) the rate notified to the Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in such Drawing or the Loan (as the case may be) from whatever source it may reasonably select.

b)       In this Agreement, "Market Disruption Event" means:

         (i) at or about 11:00 hours (London time) on the Quotation Day for the relevant Interest Period LIBOR is not available; or

         (ii) before close of business in London on the Quotation Day for the relevant Interest Period, the Agent receives notifications from a Lender or Lenders (whose participations in the Loan exceed fifty per cent (50.00%) of the Loan) that the cost to it or them of obtaining matching deposits in the London interbank market would be in excess of LIBOR.

10.2     Alternative basis of interest or funding

If a Market Disruption Event occurs and the Agent or the Borrowers so require, the Agent and the Borrowers shall enter into negotiations (for a period of not more than thirty (30) days) with a view to agreeing a substitute basis for determining the rate of interest. Any alternative basis agreed pursuant to this Clause 10.2 shall, with the prior consent of all the Lenders and the Borrowers, be binding on all Parties.

10.3     Break Costs

The Borrowers shall, within three (3) Business Days of demand by a Finance Party, pay to that Finance Party its Break Cost attributable to all or any part of a Drawing or the Loan (as the case may be) or Unpaid Sum being paid by any of the Borrowers on a day other than the last day of an Interest Period for a Drawing or the Loan (as the case may be) or Unpaid Sum.

Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Cost for any Interest Period in which they accrue.

11       FEES

11.1     Agency fee

The Borrowers shall pay to the Agent (for its own account) a non-refundable annual agency fee in the amount of USD 15,000, the first fee being payable on the first Drawdown Date and thereafter on each anniversary of this Agreement.

11.2     Other fees

The Borrowers shall pay to the Agent and the Arranger (as the case may be) (for distribution among the Lenders according to a separate agreement/invitation) the fees in the amount and at the times agreed in the Fee Letter.

12       Tax gross-up and indemnities

12.1     Taxes

12.1.1   No withholding

All payments by the Borrowers under the Finance Documents shall be made free and clear of and without deduction or withholding for or on account of any Tax or any other governmental or public payment imposed by the laws of any jurisdiction from which or through which such payment is made, unless a Tax deduction or withholding is required by law.

12.1.2   Tax gross-up

a) The Borrowers shall promptly upon becoming aware that any of them must make a Tax deduction or withholding (or that there is any change in the rate or the basis of a Tax deduction or withholding) notify the Agent accordingly. Similarly, a Lender shall notify the Agent on becoming so aware in respect of a payment payable to that Lender. If the Agent receives such notification from a Lender it shall notify the Borrowers and that Lender.

b) If a Tax deduction or withholding is required by law to be made by any of the Borrowers:

         (i) the amount of the payment due from the Borrowers shall be increased to an amount which (after making any Tax deduction or withholding) leaves an amount equal to the payment which would have been due if no Tax deduction or withholding had been required; and

         (ii) the Borrowers shall make that Tax deduction or withholding within the time allowed and in the minimum amount required by law.

c) Within thirty (30) days of making either a Tax deduction or withholding or any payment required in connection with that Tax deduction or withholding, the Borrowers shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax deduction or withholding has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

12.2     Tax indemnity

The Borrowers shall (within three (3) Business Days of demand by the Agent) pay to the Agent for the account of the relevant Finance Party an amount equal to the loss, liability or cost which a Finance Party determines will be or has been (directly or indirectly) suffered for or on account of any Tax by such Finance Party in respect of a Finance Document, save for any Tax on Overall Net Income assessed on a Finance Party or to the extent such loss, liability or cost is compensated under Clause 12.1 (Tax gross-up).

12.3     VAT

All amounts set out, or expressed to be payable under a Finance Document by any Party to a Finance Document shall be deemed to be exclusive of any VAT. If VAT is chargeable, the Borrowers shall pay to the Agent for the account of such Finance Party (in addition to the amount required pursuant to the Finance Documents) an amount equal to such VAT.

13       Increased costs

13.1     Increased Costs

a) The Borrowers shall, upon demand from the Agent, pay for the account of a Finance Party the amount of any Increased Cost incurred by that Finance Party or any of its affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation (including any laws and regulations implementing new or modified capital adequacy requirements) or (ii) compliance with any law or regulation made after the date of this Agreement.

b)       In this Agreement, the term "Increased Costs" means:

         (i) a reduction in the rate of return from the Facility or on a Finance Party's (or its affiliate's) overall capital;

         (ii)     an additional or increased cost; or

         (iii) a reduction of any amount due and payable under any Finance Document,

         which is incurred or suffered by a Finance Party or any of its affiliates to the extent that it is attributable to that Finance Party having entered into its Commitments or funding or performing its obligations under any Finance Document.

c) A Finance Party intending to make a claim pursuant to this Clause 13.1 shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Borrowers. Each Finance Party shall as soon as practicable after a demand by the Agent, provide a confirmation showing the amount of its Increased Costs.

13.2     Exceptions

Clause 13.1 (Increased Costs) does not apply to the extent any Increased Cost is:

a) attributable to a Tax deduction or withholding required by law to be made by any of the Borrowers;

b) compensated for by Clause 12.1 (Tax gross-up) or Clause 12.2 (Tax Indemnity); or

c) attributable to the wilful breach by the relevant Finance Party or its affiliates of any law or regulation.

14       other indemnities

14.1     Currency indemnity

a) If any sum due from any of the Borrowers under the Finance Documents (a "Sum"), or any order, judgement or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:

         (i) making or filing a claim or proof against any of the Borrowers;

         (ii) obtaining or enforcing an order, judgement or award in relation to any litigation or arbitration proceedings,

         the Borrowers shall as an independent obligation, within three (3) Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

b) The Borrowers waive any right they may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

14.2     Other indemnities

The Borrowers shall within three (3) Business Days of demand, indemnify each Finance Party against any costs, loss or liability incurred by that Finance Party as a result of:

a)       the occurrence of any Event of Default;

b) a failure by any of the Borrowers and/or the Guarantor to pay any amount due under the Finance Documents on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 26 (Sharing among the Finance Parties);

c) the funding, or making arrangements to fund, its participation in a Drawing or the Loan (as the case may be) requested by the Borrowers in the Drawdown Notice but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Lender alone); or

d) a Drawing or the Loan (or part of the Loan) not being prepaid in accordance with a notice of prepayment given by the Borrowers.

14.3     Indemnity to the Agent

The Borrowers shall promptly indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

a) investigating any event which it reasonably believes is a possible Event of Default; or

b) acting or verifying any notice, request or instruction which it reasonably believes to be genuine, correct or appropriately authorised.

15       Mitigation by the Lenders

15.1     Mitigation

Without in any way limiting the obligations of the Borrowers hereunder, each Finance Party shall, in consultation with the Borrowers, take all reasonable steps for a period of fifteen (15) Business Days) to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of:

a)       Clause 7.1 (Mandatory prepayment - Total Loss or sale);

b)       Clause 7.2 (Mandatory prepayment - Market Value);

c)       Clause 7.3 (Mandatory prepayment - Illegality);

d)       Clause 12 (Tax gross-up and indemnities); and

e)       Clause 13 (Increased Costs),

including (but not limited to) transferring its rights and obligations under the Finance Documents to another affiliate.

A Finance Party is not obliged to take any steps under this Clause 15.1 if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

15.2     Indemnity

The Borrowers shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 15.1 (Mitigation).

16       Costs and EXPENSES

16.1     Transaction expenses

The Borrowers shall promptly on demand pay to the Agent and the Arranger the amount of all costs and expenses (including legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing, perfection, execution, registration and syndication of:

a)       this Agreement and any other  documents  referred to in this Agreement;
         and

b)       any other Finance Documents executed after the date of this Agreement.

16.2     Amendment and enforcement costs, etc

The Borrowers shall, within three (3) Business Days of demand, reimburse the Agent or another Finance Party for the amount of all costs and expenses (including legal fees) reasonably incurred by it in connection with:

a)       the  granting  of any  release,  waiver or  consent  under the  Finance
         Documents;

b)       any amendment or variation of any of the Finance Documents; and

c) the preservation, protection, enforcement or maintenance of, or attempt to preserve or enforce, any of the rights of the Finance Parties under the Finance Documents.

17       SECURITY

17.1     Security - Loan

The Borrowers' obligations and liabilities under the Finance Documents, including (without limitation) the Borrowers' obligation to repay the Loan together with all unpaid interest, default interest, commissions, charges, expenses and any other derived liability whatsoever of any of the Borrowers towards the Lenders and the Agent in connection with this Agreement, shall at any time until all amounts due to the Lenders and the Agent hereunder have been paid and/or repaid in full, be secured by:

a)       the First Mortgages;

b)       the First Deeds of Covenants;

c) the Second Mortgages (however, only securing the amount outstanding under the Junior Tranche from time to time);

d) the Second Deeds of Covenants (however, only securing the amount outstanding under the Junior Tranche from time to time);

e)       the Assignment Agreement;

f)       the Charterparty Assignment; and

g)       the Guarantee.

The Borrowers undertake to ensure that the above Security Documents are being duly executed by the parties thereto in favour of the Agent (on behalf of the Finance Parties) on or about the date of this Agreement, legally valid and in full force and effect, and to execute or procure the execution of such further documentation as the Agent may reasonable require in order for the relevant Finance Parties to maintain the security position envisaged hereunder.

17.2     Security and subordination - Swap Agreement(s)

The Agent and the Lenders have agreed that the Borrowers' obligations under the Swap Agreement(s), if any, shall be secured by the Security Documents with the rights of the Swap Bank being fully subordinated to and ranking in all respects after the rights of the Agent (on behalf of the Finance Parties) under the Security Documents as set out in Clause 17.1 (Security - Loan).

17.3     Enforcement of the Security Documents

The Agent (on behalf of the Finance Parties) will notify the Swap Bank as soon as practicable possible if it intends to enforce any of its rights or powers under the Security Documents whereupon the Swap Bank shall have the option (to be exercised immediately upon receipt of such notification if there is a case of emergency and the Agent (on behalf of the Finance Parties) has to act without delay, or otherwise within ten (10) Business Days from receipt of such notification during which period the Agent (on behalf of the Finance Parties) will not complete enforcement of any of its said rights and powers) of paying to the Agent (on behalf of the Finance Parties) within the said period of ten (10) Business Days all monies then due to the Agent and the Finance Parties under the Agreement and the Security Documents against an assignment and transfer (on a non-recourse basis) of this Agreement and the Security Documents that may be transferable to, and at the expense of, the Swap Bank in respect of all of the rights and powers of the Agent and the Finance Parties under the Agreement and the Security Documents. Such assignment and transfer shall be without any express or implied warranty or representation by the Agent and the Finance
Parties as to the validity and enforceability of the Agreement and/or the Security Documents and/or such related documents or as to the recoverability of any moneys thereunder. The Agent shall not be liable to the Swap Bank for any failure or delay in giving notice of its intention to enforce and shall not be liable to the Swap Bank in respect of any loss, damage or liability incurred by the Swap Bank arising out of or in connection with the Agent's failure or delay in giving such notice.

Without prejudice to this Clause 17.3, nothing herein shall preclude the right of the Agent to demand payment of any money secured by the Security Documents or preclude the Agent from taking any action whatsoever in accordance with the Security Documents.

17.4     Swap Bank's undertakings

The Swap Bank undertakes that:

a) at the same time as giving any formal notice to the Borrowers that an event of default (as defined in the relevant Swap Agreement) has occurred, notify the Agent thereof;

b) in the event that the Agent declares and Event of Default under the Agreement and following receipt by the Swap Bank of a notice from the Agent pursuant to Clause 17.3 (Enforcement of the Security Documents), any monies received thereafter by the Swap Bank, shall forthwith be paid to the Agent until all sums due to the Finance Parties under the Agreement and/or the Security Documents have been fully paid;

c) it will not make or allow to be made any material variation, amendment or supplement to the Swap Agreement(s) without the prior written consent of the Borrowers and the Agent; and

d) it shall not assign, transfer or otherwise dispose of its rights or obligations under the Swap Agreement(s) to any other party unless such party has first entered into an agreement with the Agent relating to the subordination of its rights under the Security Documents in form and substance satisfactory to the Agent and the Finance Parties.

18       REPRESENTATIONS AND WARRANTIES

18.1     Representations and warranties by the Borrowers

Each of the Borrowers represents and warrants to each Finance Party as follows:

18.1.1   Status

Each of the Borrowers is a corporation, duly incorporated and validly existing under the laws of the Marshall Island and has the power to own its assets and carry on its business as it is currently being conducted. Each of BHOBO One, BHOBO Two and BHOBO Three is one hundred per cent (100.00%) owned by OBO Holdings Ltd. which is one hundred per cent (100.00%) owned by the Guarantor.

The Guarantor is a corporation, duly incorporated and validly existing under the laws of Liberia and has the power to own its assets and carry on its business as it is currently being conducted.

18.1.2   Binding obligations

The Transaction Documents to which any of the Borrowers and/or the Guarantor are a party constitute legal, valid, binding and enforceable obligations, and save as provided herein or therein and/or as have been or shall be completed prior to the relevant Drawdown Date, no registration, filing, payment of tax or fees or other formalities are necessary or desired to render the Transaction Documents enforceable against any of the Borrowers and/or the Guarantor, and in respect of the First Vessels, for the First Mortgages to constitute valid and enforceable first priority mortgages over the First Vessels.

18.1.3   No conflict with other obligations

The entry into and performance by any of the Borrowers or the Guarantor of, and the transactions contemplated by, the Transaction Documents do not and will not conflict with:

a) any law or regulation or any order or decree of any governmental agency or court by which it is bound;

b) any constitutional documents of any of the Borrowers and/or the Guarantor (as the case may be); or

c) any agreement or document to which it is a party or by which it or any of its assets are bound.

18.1.4   Power and authority

Each of the Borrowers and the Guarantor have the power to enter into, perform and deliver, and have taken all necessary actions to authorise their entry into, performance and delivery of, the Transaction Documents to which any of them is a party and the transactions contemplated by those Transaction Documents.

18.1.5   Authorisations and consents

All authorisations, approvals, consents and other matters, official or otherwise, required by any of the Borrowers and/or the Guarantor in connection with the entering into, performance, validity and enforceability of the Transaction Documents and the transactions contemplated hereby and thereby have been obtained or effected and are in full force and effect.

18.1.6   Taxes

Each of the Borrowers and the Guarantor have complied with all material taxation laws in all jurisdictions where any of them is subject to taxation and has paid all material Taxes and other amounts due to governments and other public bodies. No claims are being asserted against any of them with respect to any Taxes or other payments due Fto public or governmental bodies. None of the Borrowers or the Guarantor is required to make any withholdings or deductions for or on account of Tax from any payment any of them may make under any of the Finance Documents.

18.1.7   No Default

No Event of Default is continuing or might reasonably be expected to result from the making of a Drawing or the Loan (as the case may be). No other event or circumstances is outstanding which constitutes a default or (with the expiry of a grace period, giving of notice or the making of any determination or any combination of the foregoing) might constitute a default under any other agreement or instrument which is binding on any of the Borrowers, the Guarantor or any of their subsidiaries or to which any of the Borrowers', the Guarantor's (or any of their subsidiaries') assets are subject which might have a Material Adverse Effect.

18.1.8   No misleading information

Any factual information, documents, exhibits or reports relating to any of the Borrowers and/or the Guarantor and which have been furnished to the Finance Parties by or on behalf of the Borrowers and/or the Guarantor are complete and correct in all material respects and do not contain any misstatement of fact or omit to state a fact making such information, exhibits or reports misleading in any material respect.

18.1.9   Original Financial Statements

a) Complete and correct. The Original Financial Statements fairly and accurately represent the assets, liabilities and the financial condition of the Borrowers and the Guarantor and have been prepared in accordance with GAAP consistently applied.

b) No undisclosed liabilities. As of the date of the Original Financial Statements, the Borrowers and the Guarantor had no material liabilities, direct or indirect, actual or contingent, and there is no material, unrealised or anticipated losses from any unfavourable commitments not disclosed by or reserved against in the Original Financial Statements or in the notes thereto.

c) No material change. Since the date of the Original Financial Statements, there has been no material adverse change in the business, operations, assets or condition (financial or otherwise) of the Borrowers and the Guarantor.

18.1.10  Pari passu ranking

The Borrowers' and the Guarantor's respective payment obligations under the Finance Documents rank at least pari passu with the claims of all their other unsecured and unsubordinated creditors, except for obligations preferred by mandatory law applying to companies generally.

18.1.11  No proceedings pending or threatened

No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency, which if adversely determined, might reasonably be expected to have a Material Adverse Effect, have (to the best of the Borrowers' knowledge and belief) been started or threatened against any of the Borrowers and/or the Guarantor.

18.1.12  No existing Security Interest

Save as described in Clause 17 (Security), no Security Interest exists over all or any of the present or future revenues or assets of any of the Borrowers.

18.1.13  No immunity

The execution and delivery by the Borrowers and/or the Guarantor of each Transaction Document to which they are a party constitute, and their exercise of their respective rights and performance of their obligations under each Transaction Document will constitute, private and commercial acts performed for private and commercial purposes, and the Borrowers and/or the Guarantor will not (except for bankruptcy or any similar proceedings) be entitled to claim for themselves or any or all of their assets immunity from suit, execution, attachment or other legal process in any other proceedings taken in Norway and/or the Marshall Islands and/or the Bermuda (as the case may be) in relation to any Transaction Document.

18.1.14  No winding-up

Neither of the Borrowers nor the Guarantor has taken any corporate action nor have any other steps been taken or legal proceedings been started or threatened against any of them for their reorganisation, winding-up, dissolution or administration or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of any of them or any or all of their assets.

18.1.15  Environmental compliance

The Borrowers have performed and observed in all material respects all Environmental Laws, Environmental Approvals and all other material covenants, conditions, restrictions or agreements directly or indirectly concerned with any contamination, pollution or waste or the release or discharge of any toxic or hazardous substance in connection with the First Vessels.

18.1.16  Environmental Claims

No Environmental Claim has been commenced or (to the best of the Borrowers' knowledge and belief) is threatened against any of the Borrowers or the Charterers where that claim would be reasonably likely, if adversely determined, to have a Material Effect on the Borrowers.

18.1.17  ISM Code and ISPS Code compliance

All requirements of the ISM Code and the ISPS Code as they relate to the Borrowers and/or the Guarantor, the Managers, the Charterers and the First Vessels have been complied with in all material respects.

18.1.18  The First Vessels

The First Vessels will on the relevant Drawdown Date be:

a) in the absolute ownership of the relevant Borrower free and clear of all encumbrances (other than current crew wages and the relevant First Mortgage) and the relevant Borrower will be the sole, legal and beneficial owner of the relevant First Vessel;

b) registered in the name of the relevant Borrower with the Bahamas Ship Registry under the laws and flag of The Bahamas;

c)       operationally seaworthy in every way and fit for service; and

d) classed with Det norske Veritas, free of all overdue requirements and recommendations.

18.1.19  No money laundering

The Borrowers are acting for their own account in relation to the Loan and in relation to the performance and the discharge of their obligations and liabilities under the Finance Documents and the transactions and other arrangements effected or contemplated by the Finance Documents to which any of the Borrowers and/or the Guarantor is a party, and the foregoing will not involve or lead to contravention of any law, official requirement or other regulatory measure or procedure implemented to combat money laundering (as defined in Article 1 of the Directive (91/308/EEC) and Directive 2001/97 of the European Parliament and of 4 December 2001 amending Council Directive 91/308).

18.2     Repetition

The representations and warranties set out in this Clause 18 are deemed to be made by the Borrowers on the date of this Agreement and shall be deemed to be repeated:

a)       on the date of a Drawdown Notice;

b)       on a Drawdown Date;

c)       on the first day of each Interest Period; and

d) in each Compliance Certificate forwarded to the Agent pursuant to Clause 19.2 (Compliance certificate) (or, if no such Compliance Certificate is forwarded, on each day such certificate should have been forwarded to the Agent at the latest).

19       INFORMATION UNDERTAKINGS

19.1     General

Each of the Borrowers gives the undertakings set out in this Clause 19 to each Finance Party and such undertakings shall remain in force throughout the Security Period.

19.1.1   Financial statements

The  Borrowers  shall  supply to the Agent in  sufficient  copies for all of the
Lenders:

a) as soon as available, but no later than ninety (90) days after the end of each of their fiscal years, complete copies of the financial reports of each of the Borrowers, all in reasonable detail, which shall include at least the balance sheet of each of the Borrowers as of the end of such year and the related statements of income and sources and uses of funds for such year, all in reasonable detail, unaudited, but certified to be true and complete by the chief financial officer of the Guarantor;

b) as soon as available, but not less than forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Borrowers, a quarterly interim balance sheet of each of the Borrowers and the related profit and loss statements and sources and uses of funds, all in reasonable detail, unaudited, but certified to be true and complete by the chief financial officer of the Guarantor;

c) as soon as available but not later than one hundred eighty (180) days after the end of each fiscal year of the Guarantor, complete copies of the consolidated financial reports of the Guarantor and its Subsidiaries, all in reasonable detail, which shall include at least the consolidated balance sheet of the Guarantor and its Subsidiaries as of the end of such year and the related consolidated statements of income and sources and uses of funds for such year, which shall be audited reports prepared by an accounting firm acceptable to the Agent;

d) as soon as available but not less than forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Guarantor, a quarterly interim consolidated balance sheet of the Guarantor and its Subsidiaries and the related consolidated profit and loss statements and sources and uses of funds, all in reasonable detail, unaudited, but certified to be true and complete by the chief financial officer of the Guarantor;

e) within ten (10) days of the filing thereof, copies of all registration statements and reports on Forms 20-F and 8-K (or their equivalent) and other material filings which the Guarantor shall have filed with the Securities and Exchange Commission or any similar governmental authority;

f) promptly upon the mailing thereof to the shareholders of the Guarantor, copies of all financial statements, reports, proxy statements and other communications provided to the Guarantor's shareholders;

g) within ten (10) days of any of the Borrowers' or the Guarantor's receipt thereof, copies of all audit letters or other correspondence from any external auditors including material financial information in respect of any of the Borrowers or the Guarantor, as the case may be; and

h) such other statements (including, without limitation, monthly consolidated statements of operating revenues and expenses), lists of assets and accounts, budgets, forecasts, reports and other financial information with respect to theirs or the Guarantor's business as the Agent may from time to time reasonably request, certified to be true and complete by the chief financial officer of the Guarantor.

19.1.2   Compliance Certificate

The Borrowers shall supply to the Agent, with each set of financial statements delivered pursuant to Clause 19.1.1 (Financial statements), a Compliance Certificate signed by an authorised officer of the Borrowers setting out (in reasonable detail) computations as to compliance with Clause 20 (Financial covenants) as at the date at which those financial statements were drawn up.

19.1.3   Requirements as to financial statements

The Borrowers shall procure that each set of financial statements delivered pursuant to Clause 19.1.1 (Financial statements) is prepared using GAAP, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements for the Borrowers and/or the Guarantor unless, in relation to any set of financial statements, it notifies the Agent that there has been a change in GAAP, the accounting practices or reference periods and its auditors (or, if applicable, the auditors of the Guarantor) deliver to the Agent:

a) a description of any change necessary for those financial statements to reflect GAAP, accounting practices and reference periods upon which the Borrowers' and/or the Guarantor's Original Financial Statements were prepared; and

b) sufficient information, in form and substance as may be reasonably required by the Agent, to enable the Lenders to determine whether Clause 20 (Financial covenants) has been complied with and make an accurate comparison between the financial position indicated in those financial statements and the Borrowers' and/or the Guarantor's Original Financial Statements.

Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

19.1.4   Information - miscellaneous

The Borrowers shall notify the Agent and/or supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

a)       all  material   documents   dispatched   by  the   Borrowers  to  their
         shareholders or their creditors generally at the same time as they are dispatched;

b) promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any of the Borrowers and/or the Guarantor and/or the Charterers, and which might, if adversely determined, have a Material Adverse Effect; and

c) promptly, such further information regarding the business, assets and operations (financial or otherwise) of any of the Borrowers and/or the Guarantor as any Finance Party (through the Agent) may reasonably request.

19.1.5   Notification of default

The Borrowers shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

19.1.6   Notification of Environmental Claims

The Borrowers shall inform the Agent in writing as soon as reasonably practicable upon becoming aware of the same:

a) if any Environmental Claim has been commenced or (to the best of the Borrowers' knowledge and belief) is threatened against any of the Borrowers or any of the First Vessels; and

b) of any fact and circumstances which will or are reasonably likely to result in any Environmental Claim being commenced or threatened against any of the Borrowers or any of the First Vessels,

where the claim would be reasonably likely, if determined against any of the Borrowers or the First Vessels, to have a Material Adverse Effect.

20       Financial covenants

20.1     Definitions

For the purposes of the financial covenants set out herein, the following definitions shall apply:

"EBITDA" means, always in accordance with GAAP, the aggregate of operating profits of the Borrowers or the Guarantor (on a consolidated basis) (as the case may be) for a Measurement Period before Taxes, financial items, depreciations and amortisations, excluding:

a) the profit or loss attributable to any extraordinary or exceptional items or any write-offs on investments during that Measurement Period; and

b) the profit and loss arising on any disposal of fixed assets during that Measurement Period save for any disposals made in the ordinary course of business.

"Interest Payable" means interest and amounts in the nature of interest accrued, paid or payable in relation to any Financial Indebtedness as an obligation of the Borrowers or the Guarantor (on a consolidated basis) (as the case may be) during a Measurement Period.

"Measurement Period" means a rolling period of twelve (12) calendar months ending on a Quarter Date.

"Quarter Date" means each 31 March, 30 June, 30 September and 31 December.

"Total Debt" means, on a consolidated basis, the aggregate book value of all provisions, other long term liabilities and current liabilities of the Guarantor (on a consolidated basis).

"Value Adjusted Equity" means Value Adjusted Total Assets less Total Debt.

"Value Adjusted Equity Ratio" means Value Adjusted Equity divided by Value Adjusted Total Assets.

"Value Adjusted Total Assets" means, on a consolidated basis, the total market value of all of the assets of the Guarantor (on a consolidated basis).

20.2     Financial covenants

20.2.1   Minimum Value Adjusted Equity Ratio

The Borrowers shall procure that the Guarantor (on a consolidated basis) shall at all times during the Security Period maintain a minimum Value Adjusted Equity Ratio of minimum thirty per cent (30.00%).

20.2.2   Minimum Value Adjusted Equity

The Borrowers shall procure that the Guarantor (on a consolidated basis) shall at all times during the Security Period maintain a minimum Value Adjusted Equity of USD 30,000,000.

20.2.3   Minimum Interest Cover

The Borrowers shall and shall procure that the Guarantor (on a consolidated basis) shall ensure that the ratio of EBITDA to Interest Payable shall be of minimum 1.10:1.00 on a twelve (12) months rolling basis.

20.2.4   Positive working capital

The Borrowers shall and shall procure that the Guarantor (on a consolidated basis) shall at all times ensure that their current assets exceed their current liabilities (excluding the portion of long term debt) and of which an amount of the higher of six per cent (6.00%) of the long-term debt and USD 5,000,000 shall be in cash or money market investments, all as determined in accordance with GAAP.

20.2.5   Minimum value

The Borrowers shall ensure that the Market Value of the First Vessels be at least:

a) one hundred and ten per cent (110.00%) of the Senior Tranche in year 1 to 3 (including) and one hundred and twenty per cent (120.00%) of the Senior Tranche at any time thereafter; and

b)       one hundred per cent (100.00%) of the Tranches at any time.

21       general undertakings

21.1     General

Each of the Borrowers gives the undertakings set out in this Clause 21 to each Finance Party and such undertakings shall remain in force throughout the Security Period.

21.1.1   Authorisations etc.

The Borrowers shall, and shall procure that the Guarantor shall, promptly:

a) obtain, comply and do all that is necessary to maintain in full force and effect; and

b)       supply certified copies to the Agent (if so requested) of,

any authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration required under any law or regulation of its jurisdiction of incorporation to enable them to perform their respective obligations under the Transaction Documents and to ensure the legality, validity, enforceability or admissibility in evidence in their respective jurisdiction of incorporation of any Transaction Document.

21.1.2   Compliance with laws

The Borrowers shall comply and shall procure the compliance by the Guarantor in all respects with all laws to which any of them may be subject, if failure so to comply would materially impair their ability to perform their respective obligations under the Transaction Documents.

21.1.3   Pari passu ranking

The Borrowers shall and shall procure that the Guarantor shall, ensure that their obligations under the Finance Documents do and will rank at least pari passu with all their other present and future unsecured and unsubordinated obligations, except for those obligations which are preferred by mandatory law applying to companies generally in the jurisdictions of their incorporation or in the jurisdiction in the ports of calls.

21.1.4   Title

The Borrowers will hold legal title to and own the entire beneficial interest in the First Vessels, the Insurances and the Earnings, free of all Security Interest and other interests and rights of any kind, except for those created by the Financial Documents and as set out in Clause 21.5 (Negative pledge).

21.1.5   Negative pledge

The Borrowers shall not create or permit to subsist any Security Interest over any of the First Vessels nor upon any of their present or future undertakings, property, assets, rights or revenues, other than:

a)       Security Interest under the Security Documents;

b)       Security Interests arising in the ordinary course of business; and

c) Security Interests consented to in writing by the Agent (acting upon instructions from the Majority Lenders).

21.1.6   Borrowings and guarantees

None of the Borrowers shall enter into any new Financial Indebtedness or assume or grant any guarantee liabilities, other than current liabilities related to the day to day operation of the First Vessels.

21.1.7   Interest hedging

The Borrowers shall enter into interest hedging arrangements with the Swap Bank only and minimum fifty per cent (50.00%) of the total interest rate risk under the Finance Documents shall be hedged in a manner acceptable in the sole discretion of the Agent prior to the first Drawdown Date.

21.1.8   Disposals

None of the Borrowers shall sell, transfer or otherwise dispose of the whole or any part of their respective interest in the First Vessels, the Earnings nor otherwise dispose of all or any substantial part of their assets without the prior written consent of the Agent (on behalf of the Lenders).

21.1.9   Distributions

The Borrowers shall not and shall procure that the Guarantor shall not distribute any dividend or make any other distributions in whatever form to its shareholder(s) or any other person(s) without the prior written consent of the Agent (on behalf of the Lenders).

21.1.10  Investment restrictions

None of the Borrowers shall, in a single or in a series of transactions (whether related or not), make any new investments for an amount exceeding USD 500,000 without the prior written consent of the Agent (on behalf of the Lenders).

21.1.11  Bank accounts

The Borrowers shall hold and maintain all their bank accounts (hereunder the Earnings Account) with the Agent and ensure that all Earnings are paid to the Earnings Account.

21.1.12  Shareholders and change of control

The Borrowers shall and shall procure that their shareholder(s) do not agree to any transfer of shares, the granting of options of ownership or change in ownership of any of the Borrowers without the prior written consent of the Agent (on behalf of the Lenders).

The Borrowers shall procure that the Guarantor at all times during the Security Period shall be controlled by Mr. Michael S. Hudner.

21.1.13  Change of business

The Borrowers shall and shall procure that the Guarantor shall ensure that no substantial change is made to the general nature of the business of the Borrowers or the Guarantor (as the case may be) from that carried out at the date of this Agreement (for the Borrowers being single-purpose companies having no other business that owning and commercial ownership of the First Vessels).

21.1.14  No mergers etc.

The Borrowers shall not and shall procure that the Guarantor shall not, enter into any merger, amalgamation, de-merger, split-up, divest, consolidation with or into any other person or be the subject of any reconstruction without the prior consent of the Agent (on behalf of the Lenders).

21.1.15  Environmental compliance

The Borrowers shall comply in all material respects with all Environmental Laws subject to the terms and conditions of any Environmental Approval and obtain and maintain any Environmental Approval.

21.1.16  Commercial management

The Borrowers shall procure that the Commercial Manager shall continue to be commercial manager of the Borrowers and the First Vessels and there shall be no change to such commercial management without the prior written consent of the Agent.

21.1.17  Transaction Documents

The Borrowers shall procure that none of the Transaction Documents are amended or terminated, or any waiver or any material terms thereof are agreed thereunder without the prior written consent of the Agent (on behalf of the Finance Parties).

22       FIRST vessel covenants

22.1     General

Each of the Borrowers gives the undertakings set out in this Clause 22 to each Finance Party and such undertakings shall remain in force throughout the Security Period.

22.1.1   Insurance

a) The Borrowers shall maintain or ensure that the First Vessels are insured against such risks, including but not limited to, Hull and Machinery, Protection & Indemnity (including maximum cover for pollution liability as normally adopted by the industry for similar vessels), Hull Interest and/or Freight Interest, Loss of Hire and War Risk insurances, in such amounts, on such terms and with such insurers as the Agent shall approve.

b) The value of the Hull and Machinery insurance shall cover at least eighty per cent (80.00%) of the Market Value, and the aggregate insurance value of the First Vessels (except Protection & Indemnity and Loss of Hire) shall be at least equal to the higher of the Market Value and one hundred and twenty per cent (120.00%) of the Loan.

c) The Borrowers shall procure that the Agent (on behalf of the Finance Parties and the Swap Bank) is noted as first priority mortgagee in the insurance contracts, together with the confirmation from the underwriters to the Agent thereof that the notice of assignment with regards to the Insurances and the loss payable clauses are noted in the insurance contracts and that standard letters of undertaking are executed by the insurers.

d) Not later than fourteen (14) days prior to the expiry date of the relevant Insurances the Borrowers shall procure the delivery to the Agent of a certificate from the insurance broker(s) through whom the Insurances referred to in litra a) have been renewed and taken out in respect of the First Vessels with insurance values as required by litra
         b), that such Insurances are in full force and effect and that the Agent (on behalf of the Finance Parties and the Swap Bank) have been noted by the relevant insurers.

e) The Agent will, for the account of the Borrowers, take out a Mortgagee's Interest Insurance and a Mortgagee's Interest - Additional Perils Pollution Insurance (covering one hundred and ten per cent (110.00%) of the Loan) relevant to the First Vessels.

f) If any of the Insurances referred to in litra a) form part of a fleet cover, the Borrowers shall procure that the insurers shall undertake to the Agent that they shall neither set-off against any claims in respect of the First Vessels any premiums due in respect of other vessels under such fleet cover or any premiums due for other insurances, nor cancel this Insurance for reason of non-payment of premiums for other vessels under such fleet cover or of premiums for such other insurances, and shall undertake to issue a separate policy in respect of the First Vessels if and when so requested by the Agent.

g) The Borrowers shall procure that the First Vessels always are employed in conformity with the terms of the instruments of Insurances (including any warranties expressed or implied therein) and comply with such requirements as to extra premium or otherwise as the insurers may prescribe.

h) The Borrowers will not make any change to the Insurances described under litra a) and b) above without the prior written consent of the Agent (on behalf of the Lenders).

22.1.2   Classification and repairs

The Borrowers shall keep the First Vessels in a good, safe and efficient condition consistent with first class ownership and management practice and in particular:

a) so as to maintain its class at the highest level with Det norske Veritas or another classification society approved by the Agent, free of overdue recommendations and qualifications; and

b) so as to comply with the laws and regulations (statutory or otherwise) applicable to vessels registered under the flag state of the First Vessels or to vessels trading to any jurisdiction to which any of the First Vessels may trade from time to time.

22.1.3   Restrictions on chartering, appointment of Managers etc.

The Borrowers shall not without the prior written consent of the Agent (on behalf of the Majority Lenders):

a)       let the First Vessels on bareboat charter for any period;

b) enter into any agreement related to the chartering and operation of any of the First Vessels exceeding twelve (12) months or any pooling arrangements related to the Earnings of the First Vessels;

c) appoint a technical manager for the First Vessels other than the Technical Manager or agree to any alteration to the terms of the Technical Management Agreement;

d)       change the classification society of any of the First Vessels; or

e)       neither   terminate,   cancel,   amend   or   supplement   any  of  the
         Charterparties nor assign any of the Charterparties to any other person.

22.1.4   Notification of certain events

The Borrowers shall immediately notify the Agent of:

a) any accident to any of the First Vessels involving repairs where the costs will or is likely to exceed USD 500,000 (or the equivalent in any other currency);

b) any requirement or recommendation made by any insurer or classification society or by any competent authority which is not, or cannot be, immediately complied with;

c) any exercise or purported exercise of any lien on any of the First Vessels, the Earnings or the Insurances;

d) any occurrence as a result of which any of the First Vessels has become or is, by the passing of time or otherwise, likely to become a Total Loss; and

e) any claim for a material breach of the ISM Code or the ISPS Code being made against any of the Borrowers, the Managers, the Charterers or otherwise in connection with the First Vessels.

22.1.5   Operation of the First Vessels

a) The Borrowers shall comply, or procure the compliance in all material respects with the ISM Code and the ISPS Code, all Environmental Laws and all other laws or regulations relating to the First Vessels, their ownership, operation and management or to the business of any of the Borrowers and shall not employ any of the First Vessels nor allow their employment:

         (i) in any manner contrary to law or regulation in any relevant jurisdiction including but not limited to the ISM Code; and

         (ii) in the event of hostilities in any part of the world (whether war is declared or not), in any zone which is declared a war zone by any government or by the war risk insurers of the First Vessels unless the Borrowers have (at their expense) effected any special, additional or modified insurance cover which shall be necessary or customary for first class shipowners trading vessels within the territorial waters of such country at such time and has provided evidence of such cover to the Agent.

         Without limitation to the generality of this Clause 22.1.5, the Borrowers shall comply or procure compliance, with, as applicable, all requirements of the International Convention for the Safety of Life at Sea (SOLAS) 1974 as adopted, amended or replaced from time to time including, but not limited to, the STCW 95, the ISM Code or the ISPS Code.

b) The First Vessels shall be employed under the Charterparties or such other charterparty as approved by the Agent (on behalf of the Finance Parties) in writing.

22.1.6   ISM Code compliance

The Borrowers will:

a) procure that the First Vessels remain subject to a SMS for the duration of the Facility;

b) procure that a valid and current SMC is maintained for each of the First Vessels for the duration of the Facility;

c) if not themselves, procure that the Technical Manager of the First Vessels maintains a valid and current DOC for the duration of the Facility;

d) immediately notify the Agent in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the SMC of any of the First Vessels or of the DOC of the Technical Manager; and

e) immediately notify the Agent in writing of any "accident" or "major non-conformity", each as those terms is defined in the Guidelines in the application of the IMO International Safety Management Code issued by the International Chamber of Shipping and International Shipping Federation.

22.1.7   Inspections and class records

a) The Borrowers shall permit, and shall procure that any charterers permit, one person appointed by the Agent to inspect the First Vessels once a year for the account of the Borrowers upon the Agent giving prior written notice.

b) The Borrowers shall instruct the classification society to send to the Agent, following a written request from the Agent, copies of all class records held by the classification society in relation to the First Vessels.

22.1.8   Surveys

The Borrowers shall submit to or cause the First Vessels to be submitted to such periodic or other surveys as may be required for classification purposes and to ensure full compliance with regulations of the flag state of the First Vessels and to supply or to cause to be supplied to the Agent copies of all survey reports and confirmations of class issued in respect thereof whenever such is required by the Agent, however limited to once a year.

22.1.9   Arrest

The Borrowers shall promptly pay and discharge:

a) all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against any of the First Vessels, the Earnings or the Insurances;

b) all tolls, taxes, dues, fines, penalties and other amounts charged in respect of any of the First Vessels, the Earnings or the Insurances; and

c) all other outgoings whatsoever in respect of any of the First Vessels, the Earnings and the Insurances,

and forthwith upon receiving a notice of arrest of any of the First Vessels, or their detention in exercise or purported exercise of any lien or claim, the Borrowers shall or shall procure that the Charterers shall procure their release by providing bail or providing the provision of security or otherwise as the circumstances may require.

22.1.10  Total Loss

In the event that any of the First Vessels shall suffer a Total Loss, the Borrowers shall, within a period of ninety (90) days after the Total Loss Date, obtain and present to the Agent, a written confirmation from the relevant insurers that the claim relating to the Total Loss has been accepted in full, and the insurance proceeds shall be applied in prepayment of the Loan in accordance with Clause 7.1 (Mandatory prepayment - Total Loss or sale).

22.1.11  Flag, name and registry

The Borrowers shall not, without the prior written consent of the Agent (on behalf of the Lenders), change the flag, name or registry of any of the First Vessels.

23       EVENTS OF DEFAULT

23.1     General

Each of the events or circumstances set out in this Clause 23 is an Event of Default.

23.1.1   Non-payment

The Borrowers do not pay on the due date any amount payable pursuant to a Finance Document at the place and in the currency in which it is expressed to be payable unless:

a) their failure to pay is caused by administrative or technical error affecting the transfer of funds despite timely payment instructions by the Borrowers; and

b)       payment is made within three (3) Business Days of its due date.

23.1.2   Financial covenants

Any requirement in Clause 20 (Financial covenants) is not satisfied.

23.1.3   Other obligations

a) The Borrowers do not comply with any provision of the Finance Documents (other than those referred to in Clause 23.1 (Non-payment) and Clause
         23.1.2 (Financial covenants)).

b) No Event of Default under litra a) above in relation to Clause 22.1.9 (Arrest) will occur if the failure to comply is capable of remedy and is remedied within ten (10) Business Days of the Agent giving notice to the Borrowers or any of the Borrowers becoming aware of the failure to comply.

23.1.4   Misrepresentations

Any representation or statement made or deemed to be made by the Borrowers and/or the Guarantor in the Finance Documents or any other document delivered by or on behalf of any of the Borrowers and/or the Guarantor under or in connection with any of the Finance Documents is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

23.1.5   Cross default

a) Any Financial Indebtedness of any of the Borrowers and/or the Guarantor and/or the Charterers and/or the Charter Guarantor is not paid when due nor within any originally applicable grace period.

b) Any Financial Indebtedness of any of the Borrowers and/or the Guarantor and/or the Charterers and/or the Charter Guarantor is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

c) Any commitment for any Financial Indebtedness of any of the Borrowers and/or the Guarantor and/or the Charterers and/or the Charter Guarantor is cancelled or suspended by a creditor of any of the Borrowers and/or the Guarantor and/or the Charterers and/or the Charter Guarantor as a result of an event of default (however described).

d) Any creditor of any of the Borrowers and/or the Guarantor and/or the Charteres and/or the Charter Guarantor becomes entitled to declare any Financial Indebtedness of any of the Borrowers and/or the Guarantor and/or the Charterers and/or the Charter Guarantor due and payable prior to its specified maturity as a result of an event of default (however described).

However so that any event or circumstance as set out in this Clause 23.1.5 litra
a) - d) with regard to the Charteres only, shall not constitute an Event of Default unless such event or circumstance may (in the reasonable opinion of the Agent) interfere with or effect the ability of the Charterers to comply with any and all of its obligations under the Charterparties (hereunder the obligation to pay charter hire) in any manner whatsoever.

23.1.6   Insolvency

a) Any of the Borrowers and/or the Guarantor are unable or admits inability to pay their debts as they fall due, suspends making payments on any of their respective debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of their respective creditors with a view to rescheduling any of their indebtedness.

b) The value of the assets of any of the Borrowers or the Guarantor (as the case may be) is less than their respective liabilities (taking into account contingent and prospective liabilities).

c) A moratorium is declared in respect of any indebtedness of any of the Borrowers or the Guarantor (as the case may be).

23.1.7   Insolvency proceedings

Any corporate action, legal proceedings or other procedure or step is taken in relation to:

a) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme or arrangement or otherwise) of any of the Borrowers and/or the Guarantor;

b) a composition, compromise, assignment or arrangement with any creditor of any of the Borrowers and/or the Guarantor;

c) the appointment of a liquidator, receiver, administrative receiver, administrator or other similar officer in respect of any of the Borrowers and/or the Guarantor; or

d) enforcement of any Security Interest over any assets of any of the Borrowers and/or the Guarantor.

23.1.8   Creditor's process

Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of any of the Borrowers and/or the Guarantor having an aggregate value of USD 500,000 and is not discharged within 30 days.

23.1.9   Unlawfulness

It is or becomes unlawful for any of the Borrowers and/or the Guarantor to perform any of their obligations under the Finance Documents.

23.1.10  Material adverse change

Any event or series of events occur which, in the opinion of the Agent (on behalf of the Lenders), might have a Material Adverse Effect on any of the Borrowers and/or the Guarantor and/or the Charterers and/or the Charter Guarantor.

23.1.11  Permits

Any licence, consent, permission or approval required in order to enforce, complete or perform any of the Transaction Documents is revoked, terminated or modified having a Material Adverse Effect on any of the Borrowers and/or the Guarantor (as the case may be).

23.1.12  Litigation

There is current, pending or threatened any claims, litigation, arbitration or administrative proceedings against any of the Borrowers and/or the Guarantor which might, if adversely determined, have a Material Adverse Effect on any of the Borrowers and/or the Guarantor.

23.2     Acceleration

Upon the occurrence of an Event of Default, the Agent may, and shall if so directed by the Majority Lenders, by written notice to the Borrowers:

a) cancel the Total Commitments whereupon they shall immediately be cancelled;

b) declare that all or part of the Loan together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents, be either immediately due and payable and/or payable upon demand, whereupon they shall become either immediately due and payable or payable on demand; and/or

c) start enforcement in respect of the Security Interests established by the Security Documents; and/or

d) take any other action, with or without notice to the Borrowers, exercise any other right or pursue any other remedy conferred upon the Agent or the Finance Parties by any of the Finance Documents or by any applicable law or regulation or otherwise as a consequence of such Event of Default.

24       CHANGES TO THE PARTIES

24.1     No assignment by the Borrowers

The Borrowers may not assign or transfer or have assumed any part of, or any interest in, their rights and/or obligations under the Finance Documents.

24.2     Assignments and transfers by the Lenders

A Lender (the "Existing Lender") may at any time assign, transfer or have assumed its rights or obligations under the Finance Documents (a "Transfer") to:

a)       another Existing Lender or an affiliate of an Existing Lender; or

b) another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the "New Lender"), provided that the minimum amount of such transfer shall be USD 10,000,000 and in multiples of USD 5,000,000.

24.3     Limitations of responsibility of Existing Lenders

24.3.1   Borrowers' performance, etc

Unless  expressly   agreed  to  the  contrary,   an  Existing  Lender  makes  no
representation or warranty and assumes no responsibility to the New Lender for:

a) the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

b)       the financial condition of the Borrowers;

c) the performance and observance by the Borrowers of their obligations under the Finance Documents or any other documents; or

d) the accuracy of any statements (whether written or oral) made in or in connection with the Finance Documents or any other document.

24.3.2   New Lender's own credit appraisal, etc

Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

a) has made (and will continue to make) its own independent investigation and assessment of the financial condition and affairs of the Borrowers and their related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

b) will continue to make its own independent appraisal of the creditworthiness of the Borrowers and their related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

24.3.3   Re-transfer to an Existing Lender, etc

Nothing in any Finance Document obliges an Existing Lender to:

a) accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 24; or

b) support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by the Borrowers of their obligations under the Finance Documents or otherwise.

24.4     Procedure for transfer

Any Transfer shall be effected as follows:

a) the Existing Lender must notify the Agent of its intention to Transfer all or part of its rights and obligations by delivering a duly completed Transfer Certificate to the Agent duly executed by the Existing Lender and the New Lender;

b) subject to Clause 24.2 (Assignments and transfers by the Lenders), the Agent shall as soon as reasonable possible after receipt of a Transfer

         Certificate execute the Transfer Certificate and deliver a copy of the same to each of the Existing Lender and the New Lender; and

c) subject to Clause 24.2 (Assignments and transfers by the Lenders), the Transfer shall become effective on the Transfer Date.

24.5     Effects of the Transfer

On the Transfer Date:

a) to the extent that in the Transfer Certificate the Existing Lender seeks to transfer its rights and obligations under the Finance Documents, the Borrowers and the Existing Lender shall be released from further obligations to one another under the Finance Documents and their respective rights against one another under the Finance Documents shall be cancelled (the "Discharged Rights and Obligations");

b) the Borrowers and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as the Borrowers and the New Lender have assumed and/or acquired the same in place of the Borrowers and the Existing Lender;

c) the Agent, the Arranger, the New Lender and the other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an original Lender hereunder with the rights and/or obligations acquired or assumed by it as a result of the Transfer and to that extent the Agent, the Arranger and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

d)       the New Lender shall become a Party as a "Lender".

24.6     Further assurances

The Borrowers undertake to procure that in relation to any Transfer, the Borrowers shall (at their own cost) at the request of the Agent execute such documents as may in the discretion of the Agent be necessary to ensure that the New Lender attains the benefit of the Finance Documents.

24.7     Disclosure of information

Any Lender may disclose:

a)       to any of its affiliates and a potential assignee;

b) to whom that Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or the Borrowers; and

c) to whom, to the extent that, information is required to be discloses by any applicable law,

such information about the Borrowers and the Finance Documents as that Lender shall consider appropriate.

24.8     Assignment or transfer fee

The New Lender shall, on the date upon which a Transfer takes effect, pay to the Agent (for its own account) a fee of USD 2,000.

25       ROLE OF THE AGENT AND THE ARRANGER

25.1     Appointment and authorisation of the Agent

a) Each other Finance Party and the Swap Bank appoints the Agent to act as its agent under and in connection with the Finance Documents.

b) Each other Finance Party and the Swap Bank authorises the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

25.2     Duties of the Agent

The Agent shall not have any duties or responsibilities except those expressly set forth in the Finance Documents, and the Agent's duties under the Finance Documents are solely mechanical and administrative in nature. The Agent shall:

a) promptly forward to a Party the original or a copy of any document which is delivered to it in its capacity as Agent for the attention of that Party by another Party;

b) supply the other Finance Parties and the Swap Bank with all material information which the Agent receives from the Borrowers;

c) if it receives notice from a Party referring to this Agreement, describing an Event of Default and stating that the circumstance is an Event of Default, promptly notify the Finance Parties and the Swap Bank; and

d) from it receives sufficient information; promptly notify the Lenders of the occurrence of any Event of Default arising under Clause 23 (Events of Default).

25.3     Role of the Arranger

Except as specifically provided in the Finance Documents, the Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.

25.4     Relationship

Except as regards the Second Mortgages over MV "Pequod" and MV "Commuter", the relationship between the Agent and the other Finance Parties and the Swap Bank is that of agent and principal only. Except as regards its holding title to the Second Mortgages on MV "Pequod" and MV "Commuter" as security trustee for the Finance Parties and the Swap Bank, nothing in this Agreement shall be construed as to constitute the Agent or the Finance Parties as trustee or fiduciary for any other person, and neither the Agent nor the Finance Parties or the Swap Bank shall be bound to account to any Finance Party for any sum or the profit element of any sum received by it for its own account. With respect to the Second Mortgages over MV "Pequod" and MV "Commuter", each of the Finance Parties and the Swap Bank hereby appoint the Agent as its security trustee/mortgage holder with full power to receive, hold, administer and enforce the Second Mortgages on MV "Pequod" and MV "Commuter" for the benefit of the Finance Parties and the Swap Bank.

25.5     Business with the Borrowers

The Agent and the Arranger may accept deposits from, lend money to and generally engage in any kind of banking or other business with any of the Borrowers.

25.6     Rights and discretions of the Agent

a)       The Agent may rely on:

         (i) any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

         (ii) any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

b) The Agent may assume (unless it has received notice to the contrary in its capacity as Agent for the Lenders) that:

         (i)      no  Event  of  Default  has  occurred  (unless  it has  actual
                  knowledge   of  an  Event  of  Default   under   Clause   23.1
                  (Non-payment)); and

         (ii) any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised.

c) The Agent may engage, pay for and rely on the advise or services of any lawyers, accountants, surveyors or other experts.

d) The Agent may act in relation to the Finance Documents through its personnel and agents.

e) The Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

f) Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor the Arranger is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of duty of confidentiality or render it liable to any person.

25.7     Majority Lenders' instructions

a) Unless a contrary indication appears in a Finance Document, the Agent shall (i) exercise any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Agent) and (ii) not be liable for any act (or omission) if it acts in accordance with an instruction of the Majority Lenders.

b) Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties.

c) The Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

d) In the absence of instructions from the Majority Lenders (or, if appropriate, the Lenders) the Agent may act (or refrain from acting) as it considers to be in the best interest of the Lenders.

e)       The Agent is not authorised to act on behalf of a Lender (without first
         obtaining   that  Lender's   consent)  in  any  legal  or   arbitration
         proceedings relating to any Finance Document.

25.8     Responsibility for documentation

Neither the Agent nor the Arranger:

a) is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, the Arranger, the Borrowers or any other person in or in connection with any Finance Document; or

b) is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made in anticipation of or in connection with any Finance Document.

25.9       Exclusion of liability

a) Without limiting litra b) below, the Agent will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

b) No Party (other than the Agent) may take any proceedings against any officer, employee or agent of the Agent in respect of any claim it might have against the Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee and agent of the Agent may rely on this Clause.

c) The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

d) Nothing in this Agreement shall oblige the Agent or the Arranger to carry out any "know your customer" or other checks in relation to any person on behalf of any Lender and each Lender confirms to the Agent and the Arranger that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent or the Arranger.

25.10    Lenders' indemnity to the Agent

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then reduced to zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three (3) Business Days of demand, against any cost, loss or liability incurred by the Agent (otherwise than by reason of the Agent's gross negligence or wilful misconduct) in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by the Borrowers or the Guarantor pursuant to a Finance Document).

25.11    Resignation of the Agent

a) The Agent may resign and appoint one of its affiliates as successor by giving notice to the other Finance Parties, the Swap Bank and the Borrowers.

b) Alternatively the Agent may resign by giving notice to the other Finance Parties, the Swap Bank and the Borrowers in which case the Majority Lenders (after consultation with the Borrowers) may appoint a successor Agent.

c) If the Majority Lender have not appointed a successor Agent in accordance with litra b) above within thirty (30) days after notice of resignation was given, the Agent (after consultation with the Borrowers) may appoint a successor Agent.

d) The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

e) The Agent's resignation notice shall only take effect upon appointment of a successor.

f) Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 25. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

g) After consultation with the Borrowers, the Majority Lenders may, by notice to the Agent, require it to resign in accordance with litra b) above. In this event, the Agent shall resign in accordance with litra
         b) above.

25.12    Confidentiality

a) In acting as agent for the Finance Parties and the Swap Bank, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

b) If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

25.13    Credit appraisal by the Lenders

Without affecting the responsibility of the Borrowers for information supplied by any of them or on their behalf in connection with any Finance Document, each Lender confirms to the Agent and the Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document, including (without limitation):

a) the financial condition, status and nature of the Borrowers and/or the Guarantor;

b) the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

c) whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document, entered into, made or executed in anticipation of, under or in connection with any Finance Document.

25.14    Conduct of business of the Finance Parties

No provision of this Agreement will:

a) interfere with the right of any Finance Party or the Swap Bank to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

b) oblige any Finance Party or the Swap Bank to investigate or claim any credit, relief, remission or repayment available to it or to the extent, order or manner of any claim; or

c) oblige any Finance Party or the Swap Bank to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

26       SHARING AMONG the finance parties

26.1     Payment to Finance Parties

If a Finance Party (a "Recovering Finance Party") receives or recovers any amount from the Borrowers other than in accordance with Clause 27 (Payment mechanics) and applies that amount to a payment due under the Finance Documents then:

a) the Recovering Finance Party shall promptly, within three (3) Business Days, notify details of the receipt or recovery to the Agent;

b) the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received by or made by the Agent and distributed in accordance with Clause 27 (Payment mechanics), without taking account of Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

c) the Recovering Finance Party shall, within three (3) Business Days of demand by the Agent, pay to the Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 27.5 (Partly payments).

26.2     Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the Borrowers and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Clause 27.5 (Partial payments).

26.3     Recovering Finance Party's rights

a) On a distribution by the Agent under Clause 26.2 (Redistribution of payments), the Recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

b) If and to the extent that the Recovering Finance Party is not able to rely on its rights under litra a) above, the Borrowers shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable.

26.4     Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

a) each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 26.2 (Redistribution of payments) shall, upon request of the Agent, pay to the Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay); and

b) that Recovering Finance Party's rights of subrogation in respect of any reimbursement shall be cancelled and the Borrowers will be liable to the reimbursing Finance Party for the amount so reimbursed.

26.5     Exceptions

a) This Clause 26 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the Borrowers.

b) A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal proceedings, if:

         (i)      it notified that other Finance Party of the legal proceedings;
                  and

         (ii) that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did do so as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

27       PAYMENT mechanics

27.1     Payments to the Agent

All payments by the Borrowers or a Lender under the Finance Documents shall be made:

a) to the Agent to its account with such office or bank as the Agent may from time to time designate in writing to the Borrowers or a Lender for this purpose; and

b) for value on the due date at such times and in such funds as the Agent may specify to the Party concerned as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

27.2     Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 27.3 (Distributions to the Borrowers) and 27.4 (Clawback), be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement, to such account as that Party may notify to the Agent by not less than five (5) Business Days' notice.

27.3     Distributions to the Borrowers

The Agent may (with the consent of the Borrowers or in accordance with Clause 28 (Set-off)), apply any amount received by it for the Borrowers in or towards payment (on the date and in the currency and funds of receipt) of any amount due from the Borrowers under the Finance Documents or in or towards purchase of any amount of currency to be so applied.

27.4     Clawback

a) Where a sum is to be paid to the Agent under the Finance Documents for distribution to another Party, the Agent is not obliged to pay that sum to that other Party until it has been able to establish to its satisfaction that it has actually received that sum.

b) If the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount was paid by the Agent shall on demand refund the same amount to the Agent, together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

27.5     Partial payments

If the Agent receives a payment that is insufficient to discharge all the amounts then due and payable by any of the Borrowers under the Finance Documents, the Agent shall apply that payment towards the obligations of the Borrowers under the Finance Documents in the following order:

a) firstly, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent under the Finance Documents;

b) secondly, in or towards payment pro rata of any accrued interest (including default interest), fee or commissions due but unpaid under this Agreement;

c) thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

d) fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

27.6     Application following an Event of Default

On either (i) the completion of a sale of the Vessel, either by forced auction or private treaty, or (ii) the receipt of any monies by the Agent pursuant to the sale proceeds of a First Vessel (as the case may be), such monies shall be applied in the following order:

a) firstly, in respect of all costs and expenses whatsoever incurred in connection with or about incidental to the said sale;

b) secondly, in or towards satisfaction of all prior claims (being any claims, liabilities or debts owed or taking priority in respect of such proceeds over the Security Interests constituted by the Security Documents) secured on the relevant First Vessel;

c) thirdly, in or towards payment pro rata of all sums owed to the Finance Parties under the Finance Documents;

d) fourthly, in or towards payment of all sums owed to the Swap Bank under any Swap Agreement(s) at the time of default; and

e)       fifthly, the balance, if any to the Borrowers or to their order.

27.7     No set-off by the Borrowers

All payments to be made by the Borrowers under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

27.8     Payment on non-Business Days

a) Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

b) During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

27.9     Currency of account

The Borrowers shall pay:

a) any amount payable under this Agreement, except as otherwise provided for herein, in USD; and

b) all payments of Costs and Taxes in the currency in which the same were incurred.

28       SET-OFF

A Finance Party may, to the extent permitted by applicable law, set off any matured obligation due from the Borrowers under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligations owed by that Finance Party to the Borrowers, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

29       NOTICES

29.1     Communication in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by telefax or letter. Any such notice or communication addressed as provided in Clause 29.2 (Addresses) will be deemed to be given or made as follows:

a)       if by letter, when delivered at the address of the relevant Party;

b)       if by telefax, when received.

However, a notice given in accordance with the above but received on a day which is not a Business Day or after 16:00 hours in the place of receipt will only be deemed to be given at 9:00 hours on the next Business Day in that place.

29.2       Addresses

Any communication or document to be made under or in connection with the Finance Documents shall be made or delivered to the address and telefax number of each Party and marked for the attention of the department or persons set out below and, in case of any New Lender, to the address notified to the Agent:

If to the Agent:                Nordea Bank Norge ASA
                                Att: Shipping, Offshore and Oil Services
                                Middelthuns gate 17
                                P.O. Box 1166 Sentrum
                                N-0107 Oslo, Norway
                                Telefax No: +47 22 48 66 68

If to the Borrowers:            c/o B + M Management Ltd.
                                Par-la-Ville Place
                                14 Par-la-Ville Road
                                Hamilton HMJX
                                Bermuda
                                Telefax No: + 1 441 295 6796

or any substitute address and/or telefax number and/or marked for such other attention as the Party may notify to the other Agent (or the Agent may notify the other Parties if a change is made by the Agent) by not less than five (5) Business Days' prior notice.

29.3     Communication with the Borrowers

All communication from or to the Borrowers shall be sent through the Agent.

29.4     Language

Communication to be given by one Party to another under the Finance Documents shall be given in the English language or, if not in English and if so required by the Agent, be accompanied by a certified English translation and, in this case, the English translation shall prevail unless the document is a statutory or other official document.

30       CALCULATIONS

All sums falling due by way of interest, fees and commissions under the Finance Documents accrue from day-to-day and shall be calculated on the basis of the actual number of days elapsed and a calendar year of 360 days (or 365 days where applicable) and for the actual number of days elapsed. The calculations made by the Agent of any interest rate or any amount payable pursuant to this Agreement shall be conclusive and binding upon the Borrowers in the absence of any manifest error.

31       Miscellaneous

31.1     Partial invalidity

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provisions under any law of any other jurisdiction will in any way be affected or impaired.

31.2     Remedies and waivers

No failure to exercise, nor any delay in exercising on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

31.3     Amendments and waivers

31.3.1   Required consents

a) Subject to Clause 31.3.2 (Exceptions), any term of the Finance Documents may be amended or waived only with the written consent of the Majority Lenders and the Borrowers and any such amendment will be binding on all Parties.

b) The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause.

31.3.2   Exceptions

An amendment to or waiver that has the effect of changing or which relates to:

a)       the definition of "Majority Lenders";

b) an extension of the date of any payment of any amount under the Finance Documents;

c) a reduction in Applicable Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

d)       an increase in or extension of any Commitment;

e) a term of the Finance Documents which expressly requires the consent of all the Lenders;

f)       a proposed substitution or replacement of any of the Borrowers; or

g) a change of Clauses 2.2 (Nature of a Finance party's rights and obligations), 17 (Security), 22.1.1 (Insurance), 24 (Changes to the Parties) and this Clause 31.3,

shall not be made without the prior written consent of all the Lenders.

An amendment or waiver which relates to the rights or obligations of the Agent or the Arranger may not be effected without the consent of the Agent or the Arranger.

31.4     Disclosure of information and confidentiality

Each of the Finance Parties may disclose to each other or to their professional advisers any kind of information which the Finance Parties have acquired under or in connection with any Finance Document. The Parties are obliged to keep confidential all information in respect of the terms and conditions of this Agreement. This confidentiality obligation shall not apply to any information which:

a)       is  publicised   by  a  Party  as  required  by  applicable   laws  and
         regulations;

b) has entered the public domain or is publicly known, provided that such information is not made publicly known by the receiving Party of such information; or

c) was or becomes, as the Party is able to demonstrate by supporting documents, available to the such Party on a non-confidential basis prior to the disclosure thereof.

31.5     Conflicting provisions

In case of conflict between this Agreement and the terms of any of the Security Documents, the terms and conditions of this Agreement shall prevail.

32       Governing law and enforcement

32.1     Governing law

This Agreement shall be governed by Norwegian law.

32.2     Jurisdiction

a) For the benefit of each Finance Party, the Borrowers agree that the courts of Oslo, Norway, have jurisdiction to settle any disputes arising out of or in connection with the Finance Documents including a dispute regarding the existence, validity or termination of this Agreement, and each of the Borrowers accordingly submit to the non-exclusive jurisdiction of the Oslo District Court (Oslo tingrett).

b) Nothing in this Clause 32.2 shall limit the right of the Finance Parties to commence proceedings against any of the Borrowers in any other court of competent jurisdiction. To the extent permitted by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

32.3     Service of process

Without prejudice to any other mode of service, each of the Borrowers:

a) irrevocably appoints Wikborg Rein & Co., Kronprinsesse Marthas plass 1, P.O. Box 1513 Vika, N-0117 Oslo, Norway as its agent for service of process in relation to any proceedings before Norwegian courts in connection with any Finance Document; and

b) agrees that failure by its process agent to notify it of the process will not invalidate the proceedings concerned.



                                      * * *

This Agreement has been duly executed in four (4) original copies on the date stated at the beginning of this Agreement.

                                   SCHEDULE 1
                             LENDERS AND COMMITMENTS



--------------------------------------------------------------------------------
Lender:                          Total Commitment:               Per cent
--------------------------------------------------------------------------------
Nordea Bank Norge ASA            USD 102,000,000                 100.00 per cent
--------------------------------------------------------------------------------
Total:                           USD 102,000,000                 100.00 per cent
--------------------------------------------------------------------------------

                                   SCHEDULE 2
                              CONDITIONS PRECEDENT

1        CORPORATE AUTHORISATION

1.1 In respect of each of the Borrowers, the Guarantor, the Charterers, the Charter Guarantor and the owning companies for each of the Second
         Vessels:

a)       Certificate of Incorporation/Certificate of Registration;

b)       Memorandum and Articles of Association/Bye-laws;

c) Resolutions passed at a board meeting of the relevant Borrower evidencing:

         (i)      the   approval   of  the  terms  of,   and  the   transactions
                  contemplated   by,   the   Transaction   Documents   and   the
                  registration the First Mortgage; and

         (ii) the authorisation of its appropriate officer or officers or other representatives to execute the Transaction Documents and any other documents necessary for the transactions contemplated by the Transaction Documents, on its behalf;

d)       Power of Attorney (notarised and legalised);

e)       Updated Good Standing Certificate/Certificate of Compliance; and

f)       Secretary's Certificate (notarised and legalised).

1.2      In respect of the Sellers:

a) Corporate resolutions to the sale and delivery of the relevant First Vessel; and

b)       Power of Attorney.

2        AUTHORISATIONS

All approvals, authorisations and consents required by any government or other authorities for the Borrowers, the Guarantor and the Charterers to enter into and perform their obligations under this Agreement and/or any of the Transaction Documents.

3        THE FIRST vessels

In respect of each of the First Vessels:

a)       The Bill of Sale;

b)       The MOA;

c)       The Protocol of Delivery and Acceptance under the MOA;

d)       The relevant Tripartite Agreement;

e)       The Charterparty;

f)       The Protocol of Delivery and Acceptance under the Charterparty;

g) Evidence (by way of transcript of registry) that the First Vessel is, or will be, registered in the name of the relevant Borrower in the Bahamas Ship Registry, that the relevant First Mortgage has been, or will in connection with the utilisation of the relevant Drawing be, executed and recorded with its intended first priority against the relevant First Vessel and that no other encumbrances, maritime liens, mortgages or debts whatsoever are registered against the relevant First Vessel;

h) An updated class certificate related to the relevant First Vessel from the relevant classification society, confirming that such First Vessel is classed with the highest class in accordance with Clause 22.1.2 (Classification and repairs), free of extensions and overdue recommendations;

i) Copies of confirmations from the insurers (copies of the insurance policies/cover notes to follow) documenting that insurance cover has been taken out in respect of the relevant First Vessel in accordance with Clause 22.1.1 (Insurance), and evidencing that the Agent's (on behalf of the Finance Parties and the Swap Bank) Security Interest in the insurance policies have been noted in accordance with the relevant notices as required under the Assignment Agreement;

j)       A letter of quiet enjoyment (if requested by the Agent);

k)       The relevant First Vessel's current SMC;

l)       The Technical Manager's current DOC;

m)       The ISPS Certificate; and

n)       Deletion Certificate from the Norwegian International Ship Register.

4        FINANCE DOCUMENTS

a)       The Agreement;

b)       The Assignment Agreement;

c)       Notice of Assignment and Acknowledgement in respect of the Earnings;

d)       Notice of Assignment and Acknowledgement in respect of the Insurances;

e)       Notice of  Assignment  and  Acknowledgement  in respect of the  Charter
         Guarantee;

f)       The Charterparty Assignment;

g)       Notice  of   Assignment   and   Acknowledgement   in   respect  of  the
         Charterparty;

h)       The First Mortgages;

i)       The First Deeds of Covenants;

j)       The Second Mortgages;

k)       The Second Deeds of Covenants;

l)       The Guarantee; and

m)       The Co-ordination Agreement.

5        TRANSACTION DOCUMENTS

a)       The Charter Guarantees;

b)       The Technical Management Agreements; and

c)       The Fee Letter(s).

6        MISCELLANEOUS

a) The Drawdown Notice at least three (3) Business Days prior to the Drawdown Date;

b) Evidence that all fees referred to in Clause 11 (Fees), as are payable on or prior to the relevant Drawdown Date, have or will be paid on its due date;

c)       A  Compliance   Certificate  confirming  that  the  Borrowers  and  the
         Guarantor are in compliance with the financial covenants as set out in Clause 20 (Financial covenants);

d)       The effective interest letter.

e) Evidence (by way of transcript of registry) that the relevant Second Mortgage has been, or will in connection with the utilisation of the first Drawing, be executed and recorded with its intended second priority against the relevant Second Vessel in the Bahamas or the Liberian Ship Registry (as the case may be);

f) Evidence of capital structure of the Borrowers and the Guarantor satisfactory to the Agent;

g) Appointment of Wikborg Rein & Co. and the acceptance by Wikborg Rein & Co. as the Borrowers' process agent in Norway under the Finance Documents;

h) Appointment of Wikborg Rein & Co. and the acceptance by Wikborg Rein & Co. as the Guarantor's process agent in Norway under the Guarantee; and

i)       Any other documents as reasonably requested by the Agent.

7        LEGAL OPINIONS

a) A legal opinion from Thommessen Krefting Greve Lund AS related to Norwegian law issues;

b)       A legal opinion from Higgs & Johnson related to Bahamas law issues;

c) A legal opinion from Seward & Kissel LLP related to Marshall Island law issues;

d) A legal opinion from Seward & Kissel LLP related to Liberian law issues;

e)       A legal opinion from Prettys related to English law issues; and

f) Any such other favourable legal opinions in form and substance satisfactory to the Agent from lawyers appointed by the Agent on matters concerning all relevant jurisdictions.

                                   SCHEDULE 3
                             FORM OF DRAWDOWN NOTICE



To:      Nordea Bank Norge ASA, as Agent

From:    OBO Holdings Ltd., BHOBO One Ltd., BHOBO Two Ltd. and BHOBO Three Ltd.

Date:    [o] 2005



USD 102,000,000 TERM LOAN FACILITY AGREEMENT DATED 23 FEBRUARY 2005 (THE "AGREEMENT")

We refer to Clause 5.1 (Delivery of the Drawdown Notice) of the Agreement. Terms defined in the Agreement shall have the same meaning when used in this Drawdown Notice.

a) You are hereby irrevocably notified that we wish to make the following drawdown of a Drawing under the Facility:

         Tranche:                 [       ]

         Proposed Drawdown Date:  [       ]

         Principal Amount:        [       ]

         Interest Period:         [       ]

b) The proceeds of the Loan shall be credited to [o] [insert name and number of account].

c) We confirm that, as of the date hereof (i) each condition specified in Clause 4 (Conditions Precedent) of the Agreement is satisfied; (ii) each of the representations and warranties set out in Clause 18 (Representations and warranties) of the Agreement is true and correct; and (iii) no event or circumstances has occurred and is continuing which constitute or may constitute an Event of Default.



Yours sincerely
for and on behalf of
OBO HOLDINGS LTD.
BHOBO ONE LTD.
BHOBO TWO LTD.
BHOBO THREE LTD.



By: __________________________________
Name:
Title:  [authorised officer]

                                   SCHEDULE 4
                            FORM OF SELECTION NOTICE



To:      Nordea Bank Norge ASA, as Agent

From:    OBO Holdings Ltd., BHOBO One Ltd., BHOBO Two Ltd. and BHOBO Three Ltd.

Date:    [o] 2005



USD 102,000,000 TERM LOAN FACILITY AGREEMENT DATED 23 FEBRUARY 2005 (THE "AGREEMENT")

We refer to the Agreement. Terms defined in the Agreement shall have the same meaning when used in this Selection Notice.

a) We refer to the Drawing outstanding under the Facility with an Interest Period ending on [o].

b)       We request that the next Interest Period for such Drawing is [o].

This Selection Notice is irrevocable.



Yours sincerely
for and on behalf of
OBO HOLDINGS LTD.
BHOBO ONE LTD.
BHOBO TWO LTD.
BHOBO THREE LTD.



By: ____________________________________
Name:
Title:

                                   SCHEDULE 5
                         FORM OF COMPLIANCE CERTIFICATE

To:      Nordea Bank Norge ASA, as Agent

From:    OBO Holdings Ltd., BHOBO One Ltd., BHOBO Two Ltd. and BHOBO Three Ltd.

Date: [o] [To be delivered no later than [ninety (90)/sixty (60)] days after each Reporting Date]



USD 102,000,000 TERM LOAN FACILITY AGREEMENT DATED 23 FEBRUARY 2005 (THE "AGREEMENT")

We refer to the Agreement. Terms defined in the Agreement shall have the same meaning when used in this Compliance Certificate.

With reference to Clauses 19.2.2 (Compliance certificate) and 20 (Financial covenants) of the Agreement, we confirm that as at [o] [insert relevant Reporting Date]:

a) Minimum Value Adjusted Equity Ratio. The Minimum Value Adjusted Equity Ratio of the Guarantor (on a consolidated basis) was [o].

         The Borrowers shall procure that the Guarantor at all times maintain a minimum Value Adjusted Equity Ratio of thirty per cent (30.00%). The covenant in Clause 20.2.1 (Minimum Value Adjusted Equity Ratio) is thus [not] satisfied.

b) Minimum Value Adjusted Equity Ratio. The Minimum Value Adjusted Equity of the Guarantor (on a consolidated basis) was USD [o].

         The Borrowers procure that the Guarantor at all times maintains a Minimum Value Adjusted Equity of USD 30,000,000. The covenant set out in Clause 20.2.2 (Minimum cash balance) is thus [not] satisfied.

c) Minimum Interest Cover. The ratio of EBITDA to Interest Payable of the Borrowers was [o] and of the Guarantor was [o].

         The Borrowers shall and shall procure that the Guarantor (on a consolidated basis) at all times ensure that ratio of EBITDA to Interest Payable is minimum 1.10:1.00 on a twelve (12) months rolling basis up until the Final Maturity Date. The covenant in Clause 20.2.3 (Minimum Interest Cover) is thus [not] satisfied.

d) Positive working capital. The working capital of the Borrowers was [o] and of the Guarantor (on a consolidated basis) was [o].

         The Borrower shall and shall procure that the Guarantor shall at all times ensure that their current assets exceeds their current liabilities (excluding the current portion of long term debt) and of which an amount of the higher of six per cent (6.00%) of the long-term debt and USD 5,000,000 shall be in cash or money market investments, all as determined in accordance with GAAP. The covenant set out in Clause 20.2.4 (Positive working capital) is thus [not] satisfied.

e) Minimum value. The Market Value of the First Vessels pursuant to the attached survey is [o].

         The Borrowers shall ensure that the Market Value of the First Vessels shall be at least (i) one hundred and ten per cent (110.00%) of the Senior Tranche for year 1 to 3 (including) and one hundred and twenty per cent (120.00%) of the Senior Tranche at any time thereafter and
         (ii) one hundred per cent (100.00%) of the Tranches at any time. The covenant in Clause 20.2.4 (minimum value) is thus [not] satisfied.

f) Insurance. We confirm that each of the First Vessels is insured against such risks and in such amounts as set out in Appendix 1 hereto.

g) We confirm that, as of the date hereof (i) each of the representations and warranties set out in Clause 18 (Representations and warranties) of the Agreement is true and correct; and (ii) no event or circumstances has occurred and is continuing which constitute or may constitute an Event of Default.



Yours sincerely
for and on behalf of
OBO HOLDINGS LTD.
BHOBO ONE LTD.
BHOBO TWO LTD.
BHOBO THREE LTD.



By: __________________________________
Name:
Title:  [authorised officer]


                                                                Appendix 1



------------------------------------------------------------------------------------------------------------------------------------

Name     Hull & Machinery                   Increased Value        Loss of Hire         Protection & Indemnity   War Risk
of
Vessel
------------------------------------------------------------------------------------------------------------------------------------
M/V "-   Insurer:                 Amount:   Insurer:     Amount:   Insurer:   Amount:   Insurer:    Amount:      Insurer:   Amount:
Sibo_
nancy"
------------------------------------------------------------------------------------------------------------------------------------
         Groupama*                25.0%     Lloyds*      80.0%     Gerling*   100.0%    Steamship   100.0%       Lloyds**   100.0%
                                                                                        Mutual*
------------------------------------------------------------------------------------------------------------------------------------
         HSBC, Singapore*         10.0%     Bluewater*   20.0%
------------------------------------------------------------------------------------------------------------------------------------
         Gerling*                 12.5%
------------------------------------------------------------------------------------------------------------------------------------
         Bluewater*               7.5%
------------------------------------------------------------------------------------------------------------------------------------
         Lloyds**                 20.0%
------------------------------------------------------------------------------------------------------------------------------------
         Mitsui**                 10.0%
------------------------------------------------------------------------------------------------------------------------------------
         American Hull            15.0%
         Insurance Syndicate***
------------------------------------------------------------------------------------------------------------------------------------
MV       Insurer:                 Amount:   Insurer:     Amount:   Insurer:   Amount:   Insurer:    Amount:      Insurer:   Amount:
"Sibo-
eva"
------------------------------------------------------------------------------------------------------------------------------------
         Groupama*                25.0%     Lloyds*      80.0%     Gerling*   100.0%    UK Club*    100.0%       Lloyds**   100.0%
------------------------------------------------------------------------------------------------------------------------------------
         HSBC, Singapore*         10.0%     Bluewater*   20.0%
------------------------------------------------------------------------------------------------------------------------------------
         Gerling*                 12.5%
------------------------------------------------------------------------------------------------------------------------------------
         Bluewater*               7.5%
------------------------------------------------------------------------------------------------------------------------------------
         Lloyds**                 20.0%
------------------------------------------------------------------------------------------------------------------------------------
         Mitsui**                 10.0%
------------------------------------------------------------------------------------------------------------------------------------
         American Hull            15.0%
         Insurance Syndicate***
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Name     Hull & Machinery                   Increased Value        Loss of Hire         Protection & Indemnity   War Risk
of
Vessel
------------------------------------------------------------------------------------------------------------------------------------
MV       Insurer:                 Amount:   Insurer:     Amount:   Insurer:   Amount:   Insurer:    Amount:      Insurer:   Amount:
"Sibo-
nata"
------------------------------------------------------------------------------------------------------------------------------------
         Groupama*                25.0%     Lloyds*      80.0%     Gerling*   100.0%    UK Club*    100.0%       Lloyds**   100.0%
------------------------------------------------------------------------------------------------------------------------------------
         HSBC, Singapore*         10.0%     Bluewater*   20.0%
------------------------------------------------------------------------------------------------------------------------------------
         Gerling*                 12.5%
------------------------------------------------------------------------------------------------------------------------------------
         Bluewater*               7.5%
------------------------------------------------------------------------------------------------------------------------------------
         Lloyds**                 20.0%
------------------------------------------------------------------------------------------------------------------------------------
         Mitsui**                 10.0%
------------------------------------------------------------------------------------------------------------------------------------
         American Hull            15.0%
         Insurance Syndicate***
------------------------------------------------------------------------------------------------------------------------------------


* Placed by Marsh, Oslo
** Placed by Willis, London
*** Placed by Seaborne International, New York

                                   SCHEDULE 6
                          FORM OF TRANSFER CERTIFICATE



To:      Nordea Bank Norge ASA, as Agent

From:    [o] (the "Existing Lender" and [o] (the "New Lender")

Date:    [o]



USD 102,000,000 TERM LOAN FACILITY AGREEMENT DATED 23 FEBRUARY 2005 (THE "AGREEMENT")

We refer to the Agreement. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

With reference to Clause 24 (Changes to the Parties):

a) The Existing Lender, in its capacity as Lender under the Agreement, confirms that it participates with [ ] per cent of the Total Commitments.

b) The Existing Lender hereby transfers to the New Lender [ ] per cent of the Total Commitments as specified in the Schedule hereto, and of the equivalent rights and interest in all Finance Documents, and the New Lender hereby accepts such transfer from the Existing Lender in accordance with the terms set out herein and Clause 24 (Changes to the Parties) of the Agreement and assumes the same obligations to the other Finance Parties as it would have been under if it was an original Lender.

c) The proposed Transfer Date is [ ], as from which date the Transfer of such portion of the Total Commitments shall take full legal effect.

d) The New Lender confirms that it has received a copy of the Agreement, together with such other information as it has required in connection with this transaction. The New Lender expressly acknowledges and agrees to the limitations on the Existing Lender's responsibility set out in Clause 24.3 (Limitations of responsibility of Existing Lenders) of the Agreement.

e) The New Lender hereby undertakes to the Existing Lender and the Borrowers that it will perform in accordance with the terms and conditions of the Agreement all those obligations which will be assumed by it upon execution of this Transfer Certificate.

f) The address, telefax number and attention details for notices, as well as the account details of the New Lender, are set out in the Schedule.

g) This Transfer Certificate is governed by Norwegian law, with Oslo City Court (Oslo tingrett) as legal venue.

                                  The Schedule
              Commitments/rights and obligations to be transferred

I        Existing Lender:                                            [  ]

II       New Lender:                                                 [  ]

III      Total Commitments of Existing Lender:                       USD [  ]

IV       Aggregate amount transferred:                               USD [  ]

V        Total Commitments of New Lender                             USD [  ]

VI       Transfer Date:                                              [  ]


           Administrative Details / Payment Instructions of New Lender

Notices to New Lender:

           [               ]
           [               ]
           Att:   [               ]
           Telefax no:     + [                  ]

[Insert relevant office address, telefax number and attention details for notices and payments to the New Lender.]

Account details of New Lender: [Insert relevant account details of the New Lender.]



Existing Lender:                                               New Lender:
[o]                                                            [o]



By: __________________________________    By: ________________________________
Name:                                     Name:
Title:                                    Title:

This Transfer Certificate is accepted and agreed by the Agent (on behalf of the Majority Lenders) and the Borrowers and the Transfer Date is confirmed as [ ].

Agent:                                                         Borrowers:
Nordea Bank Norge ASA                                          [         ]



By: __________________________________    By: ________________________________
Name:                                     Name:
Title:                                    Title:

                                   SCHEDULE 7
                          FORM OF ASSIGNMENT AGREEMENT



THIS ASSIGNMENT AGREEMENT (the "Assignment Agreement") is made on 23 February 2005 between:

(1) OBO Holdings Lftd., of Trust Company Complex, Ajeltake Island, Marshall Islands, MH9696;,

         BHOBO One Ltd. of Trust Company Complex, Ajeltake Island, Marshall Islands, MH96960;

         BHOBO Two Ltd. of Trust Company Complex, Ajeltake Island, Marshall Islands, MH96960; and

         BHOBO Three Ltd. of Trust Company Complex, Ajeltake Island, Marshall Islands, MH96960,

         as joint and several borrowers (the "Borrowers"); and

(2) Nordea Bank Norge ASA of Middelthunsgate 17, N-0368 Oslo, Norway, organisation number 911 044 110 as agent on behalf of the Finance Parties and the Swap Bank (as defined in the Agreement as referred to below) (the "Agent").

Background:

(A) Pursuant to the terms and conditions of a loan agreement dated 23 February 2005 (the "Agreement") between the Borrowers as joint and several  borrowers,  the banks  and  financial  institutions  listed in schedule 1 thereto as lenders (the "Lenders"), Nordea Bank Finland Plc., as swap bank (the "Swap Bank") and Nordea Bank Norge ASA as agent for the Lenders (the "Agent") and mandated lead arranger (the "Arranger"), the Lenders have agreed to make available to the Borrowers a term loan facility in the aggregate amount of up to USD 102,000,000 (the "Loan"); and

(B) it is a condition precedent to the Lenders making the Loan available to the Borrowers that the Borrowers execute and deliver, inter alia, this Assignment Agreement and grant the Security Interests set out herein as security for their obligations towards (i) the Finance Parties under the Agreement and (ii) the Swap Bank under any Swap Agreement(s).

NOW THEREFORE:

1        INTERPRETATION

1.1      Definitions

In this Assignment Agreement, including the preamble hereto (unless the context otherwise requires), any term or expression defined in the preamble shall have the meanings ascribed to it therein. In addition, terms and expressions not defined herein but whose meanings are defined in the Agreement shall have the meanings set out therein.

1.2      Construction

In this Assignment Agreement, unless the context otherwise requires:

a) reference to Clauses or Appendices are to be construed as references to clauses or appendices of this Assignment Agreement unless otherwise stated;

b) references to (or to any specified provision of) this Assignment Agreement or any other document shall be construed as references to this Assignment Agreement, that provision or that document as from time to time amended; and

c)       words importing the plural shall include the singular and vice versa.

2        ASSIGNMENT OF EARNINGS, INSURANCES and charter guarantee

2.1      Assignment

To secure the payment and the discharge of the Borrowers' obligations under the Agreement and any Swap Agreement and the payment of all sums which from time to time may become due thereunder, and to secure the performance and observance of and compliance with all the covenants, terms and conditions contained in the Agreement and any Swap Agreement, the Borrowers hereby assign to the Agent (on behalf of the Finance Parties and the Swap Bank) on first priority:

a)       the Earnings;

b)       the Insurances, and

c) any and all rights to receive any monies under the Charter Guarantee (the "Charter Guarantee").

2.2      Notice and acknowledgement, etc.

a) The Borrowers undertake promptly to give notice of the assignment of the Earnings to the Charterers and any other third party from which any of the Earnings or amounts may become payable in the form set out in Appendix 1 hereto and procure that any recipient of such notice acknowledges receipt of the notice as set out therein.

b)       The Borrowers undertake to insure and keep the First Vessels fully insured in accordance with Clause 22.1.1 (Insurance) of the Agreement; and

         (i) in the event that the Insurances, or any one of them, have been taken out on conditions other than the Norwegian Marine Insurance Plan of 1996, version 2003 (as amended from time to time) (the "Plan"), to give all the relevant insurers notice in the form of Appendix 2 (A) hereto, and procure that the said insurers acknowledge receipt of such notice in the form of Appendix 2 (B) hereto or give such other form of notice and procure such other form of acknowledgement as the Agent shall require in writing to the Borrowers; and

         (ii) in the event that the Insurances, or any one of them, have been taken out according to the Plan, to procure written statements from all the relevant insurers and/or approved brokers confirming that the Agent (on behalf of the Finance Parties and the Swap Bank) has been duly registered as co-insured first priority mortgagee on all such insurance policies taken out for the First Vessels and that notice according to the Plan has been duly received by all the relevant insurers.

c) The Borrowers undertake promptly to give notice of the assignment of the Charter Guarantee to the Charter Guarantor in the form set out in Appendix 3 hereto and procure that the Charter Guarantor acknowledged receipt of the notice as set out in therein

2.3      Loss Payable

Claims related to the Insurances in respect of an actual or constructive or agreed or arranged or compromised total loss or requisition for title or other compulsory acquisition of any of the First Vessels and claims payable in respect of a major casualty, that is to say any claim (or the aggregate of which) exceeding USD 500,000, shall be payable to the Agent. Subject thereto all other claims, unless and until the insurers have received notice from the Agent of an Event of Default which is unremedied under the Agreement in which event all claims shall be payable directly to the Agent up to the Lenders' and the Swap Bank's mortgage interest, shall be released directly for the repair, salvage or other charges involved or to the Borrowers as reimbursement if it has fully repaired the damage and paid all of the salvage or other charges or otherwise in respect of Borrowers' actual costs in connection with repair, salvage and/or other charges. Any amounts paid to any of the Borrowers directly shall be paid to the Earnings Account.

3        PLEDGE OF EARNINGS ACCOUNTs

3.1      Pledge

The Borrowers have opened the Earnings Account as listed in Appendix 4 hereto (the "Pledged Accounts") to which all the Earnings shall be paid, designated as the "Earnings Accounts".

To secure payment and discharge of the Borrowers' obligations under the Agreement and any Swap Agreement and to secure the performance and observance of and compliance with all of the covenants, terms and conditions contained in the Agreement and any Swap Agreement, the Borrowers hereby pledge to the Agent (on behalf of the Finance Parties and the Swap Bank) on first priority, the Pledged Accounts or such other account or accounts as may be agreed from time to time between the Agent and the Borrowers.

The Agent confirms, in its capacity as account holder and debtor of the Pledged Accounts, that the pledge of the Pledged Accounts is duly noted in its records.

3.2      Drawings

a) The Borrowers shall procure that all Earnings shall be paid directly to the relevant Earnings Accounts.

b) The Borrowers may draw funds from the Earnings Accounts as long as no Default has been declared by the Agent.

3.3      Blocking upon Event of Default

The Pledged Accounts shall, following an Event of Default, be blocked in favour of the Finance Parties, and any subsequent Earnings paid to any of the Pledged Accounts or paid directly to the Agent shall be applied towards the Borrowers' obligations to the Lenders or the Swap Bank (as the case may be) under the Agreement and/or any Swap Agreement, respectively, with any balance to be promptly released.

4        PERFECTION

The Borrowers agree that at any time and from time to time upon the written request of the Agent, they will promptly and duly execute and deliver to the Agent any and all such further instruments and documents as the Agent (on behalf of the Finance Parties and the Swap Bank) may reasonably deem necessary or desirable to register this Assignment Agreement in any applicable registry, and to maintain and/or perfect the Security Interest created by this Assignment Agreement and the rights and powers herein granted.

5        enforcement

Upon the occurrence of an Event of Default, the Agent is. to the extent possible and permitted under Norwegian law, entitled to:

a) immediately sell, dispose, collect, transfer ownership to all or any of the claims pledged in favour of the Agent (on behalf of the Finance Parties and the Swap Bank) under this Assignment Agreement (the "Claims"), as provide for in the Financial Securities Act; and

b) apply any and all proceeds from the Claims in satisfaction of all amounts owing to the Finance Parties in accordance with the Agreement and to the Swap bank in accordance with the relevant Swap Agreement, and keep and hold any surplus as security for any amount owing (actual or contingent) in accordance with the Agreement but not yet due.

6        ASSIGNMENT

The Agent may assign or transfer its rights hereunder to any person to whom the rights and obligations of the Agent and the Lenders under the Agreement are wholly or partially assigned in accordance with Clause 24 (Changes to the Parties) of the Agreement.

7        NO FURTHER ASSIGNMENT OR PLEDGE

The Borrowers shall not, unless prior written consent has been obtained from the Agent, be entitled to further assign or pledge the Earnings, the Insurances, the Charter Guarantee and/or the Pledged Accounts.

8        ADDITIONAL AND CONTINUING SECURITY

The Security Interest contemplated by this Assignment Agreement shall be in addition to any other Security Interest granted in accordance with the Agreement and/or any Swap Agreement, and shall be a continuing security in full force and effect as long as any obligations are outstanding under the Agreement or any Swap Agreement (as the case may be).

9        MIscellaneous

a) The liability of each of the Borrowers hereunder shall not exceed USD 102,000,000 plus interest, fees and expenses under the Agreement and the Finance Documents.

b) Each of the Borrowers hereby specifically agrees and accepts that the nature of their liability hereunder being joint and several shall not be affected by any reason or circumstances of legal or factual nature, including, but not limited to:

         (i) any waiver granted to the other Borrowers, the Guarantor or any third party;

         (ii) any failure to enforce any rights, remedy or security against any of the other Borrowers, the Guarantor or any third party;

         (iii)    any  legal  limitation,   incapacity  or  other  circumstances
                  relating to any of the other Borrowers, the Guarantor or any third party;

         (iv) the liquidation, bankruptcy, insolvency or dissolution or the appointment of receiver for any of the other Borrowers, the Guarantor or any third party; or

         (v) the Agreement or any of the Finance Documents becoming invalid or unenforceable against any of the other Borrowers and/or the Guarantor.

c) Each of the Borrowers specifically waives all rights under the provisions of the Norwegian Financial Agreements Act of 25 June 1999 No. 46 not being mandatory provisions, including (but not limited to) the relevant provisions of ss.ss. 62, 63, 65, 66, 67, 70, 71, 72, 73 and 74.

d) Each of the Borrowers acknowledges and agrees that it has full knowledge of the cross-default provision in the Agreement, and of the security which is to be granted in respect of the amounts outstanding under the Agreement and as listed in Clause 17 (Security) of the Agreement.

10       NOTICES

Any notice, demand or other communication to be made or delivered by any party pursuant to this Assignment Agreement shall (unless the addressee has by five
(5) Business Days' written notice to that party specified another address) be made or delivered as set out in Clause 29 (Notices) of the Agreement.

11       GOVERNING LAW - JURISDICTION

This Assignment Agreement shall be governed by and construed in accordance with the laws of Norway.

The Borrowers and the Finance Parties accept Oslo City Court (Oslo tingrett) as non-exclusive venue, but this choice shall not prevent the Agent (on behalf of the Finance Parties) to enforce any of the Finance Documents against any of the First Vessels or other assets of any of the Borrowers wherever they may be found.



Borrowers:                                     Agent:
OBO Holdings Ltd.                              Nordea Bank Norge ASA



By: ____________________________               By:______________________________
Name:                                          Name:
Title:                                         Title:

BHOBO One Ltd.



By: ____________________________
Name:
Title:

BHOBO Two Ltd.



By: ___________________________
Name:
Title:

BHOBO Three Ltd.



By: ___________________________
Name:
Title:

                                                                  Appendix 1 (A)

                          FORM OF NOTICE OF ASSIGNMENT

                            (Assignment of Earnings)

To:    [         ]



M/V "[ ]"

We refer to the time charter party dated [o], (the "Charterparty") made between you and us, whereby we agreed to let and you agreed to take on time charter for the period and upon the terms and conditions therein mentioned M/V "[ ]" (the "Vessel").

We hereby give you notice that:

a) by an agreement dated 23 February 2005 (the "Assignment Agreement") made between among others us and Nordea Bank Norge ASA, Middelthunsgt. 17, N-0368 Oslo, Norway, acting as agent on behalf of certain other banks and swap bank (the "Agent"), related to a loan agreement of even date (the "Agreement") and any Swap Agreement (as defined in the Agreement) made or to be entered into with the Swap Bank (as defined in the Agreement), we have assigned absolutely and have agreed to assign absolutely to and in favour of the Agent all our rights, title and interest, present and future, to all payments to be made to us under the Charterparty, including in respect of any breach by you thereunder;

b) you are herby irrevocably authorised and instructed to make all payments under the Charterparty to our account with the Agent [ ] account no [o] (free of any set-off or other deduction) until such time as the Agent shall direct to the contrary whereupon all instructions or demands for actions shall be made by the Agent and payments are due to the Agent or as it may direct; and

c) the Agreement includes provisions that no amendments, termination or cancellation shall be made to the Charterparty (nor shall you be released from any of your obligations thereunder without the prior written consent of the Agent) and that we shall remain liable to perform all our obligations under the Charterparty and that the Agent shall be under no obligations of any kind whatsoever in respect thereof.

The authority and instructions herein contained cannot be revoked or varied by us without the written consent of the Agent. The provisions of this notice shall be governed by Norwegian law.



[Place and date:] [o], [o]

Yours sincerely
for and on behalf of
[          ]



By: __________________________________
Name:
Title:  [authorised officer]

                                                                  Appendix 1 (B)

                             FORM OF ACKNOWLEDGEMENT

                            (Assignment of Earnings)



To:      Nordea Bank Norge ASA
         Middelthunsgate 17
         N-0368 Oslo
         Norway
         Attn: Shipping, Offshore and Oil Services



We acknowledge receipt of the above Notice of Assignment dated [o] February 2005 from [ ]. Terms used herein shall have the same meaning as defined therein.

We agree to the assignment set out therein and undertake to be bound by the terms thereof. We confirm that we have received no notice of any previous assignment or pledge of all or any part of the charter hire and any monies payable thereunder.

We further confirm that all written statements containing instructions or demanding actions or payments under the Charterparty may until further notice from the Agent to the contrary be made by [ ] and after such notice these instructions shall be given or demands shall be made by the Agent.

This acknowledgement and confirmation shall be governed by Norwegian law.

Place and date: [o]

Yours sincerely
for and on behalf of
[   ]



By: __________________________________
Name:
Title:  [authorised officer]

                                                                  Appendix 2 (A)

                          FORM OF NOTICE OF ASSIGNMENT

                           (Assignment of Insurances)

To: The Insurers

M/V [  ]

[ ] as owner (the "Owner") of M/V [ ] (the "Vessel") hereby gives you notice that all payments due to us from you in respect of the Vessel have been (by way of security) assigned to Nordea Bank Norge ASA, Middelthuns gate 17, N-0368 Oslo, Norway, as Agent for certain other banks and swap bank (the "Mortgagee") according to an Assignment Agreement dated 23 February 2005 (the "Assignment Agreement") related to a loan agreement of even date (the "Agreement") and any Swap Agreements (as defined in the Agreement) made or to be made with the Swap Bank (as defined in the Agreement), and that all payments due to us under our policy(-ies) with yourselves must be made in accordance with the instruction, from time to time, of the Mortgagee.

Please note that all claims related to the insurances in respect of claims payable in respect of a major casualty, that is to say any claim (or the aggregate of which) exceeding USD 500,000, shall be payable to the Mortgagee and be applied by the Mortgagee in accordance with the terms of the Agreement. Subject thereto all other claims, unless and until the insurers have received notice from the Mortgagee of a default which is unremedied under the Agreement in which event all claims shall be payable directly to the Mortgagee up to their mortgage interest, shall be released directly for the repair or other charges involved or to the Owner as reimbursement if it has fully repaired the damage and paid all of the charges or otherwise in respect of the Owner's actual costs in connection with repair and/or other charges. Any amounts paid to the Owner directly shall be paid to the Earnings Account, account no. [ ] with the Mortgagee.

Please note that this instruction may not be varied except with the prior written consent of the Mortgagee.

Please confirm your acknowledgement of the terms of this notice by completing the Acknowledgement attached hereto. Please return the signed and dated Acknowledgement to the Mortgagee at the address set out above.

Place and date: [o], [o]

Yours sincerely
for and on behalf of
[          ]



By: __________________________________
Name:
Title:  [authorised officer]

                                                                  Appendix 2 (B)



                             FORM OF ACKNOWLEDGEMENT

                           (Assignment of Insurances)



To:      Nordea Bank Norge ASA
         Middelthunsgate 17
         N-0368 Oslo
         Norway
         Att.: Shipping, Offshore and Oil Services



We hereby acknowledge receipt of a Notice of Assignment (the "Notice") from [ ] (the "Owner") dated [o] 2005 related to [ ] (the "Vessel").

We have duly noted and do accept that our payments due to the Owner, under the insurance policy(-ies) taken out for the Vessel as an Owners' Entry pursuant to our rules, shall be made in accordance with the instructions set out in the Notice, including the Loss Payable clause therein, and payment due to the mortgagees will be made to such account as from time to time instructed by Nordea Bank Norge ASA, Middelthunsgate 17, N-0368 Oslo, Norway, which bank has been duly noted by ourselves as the first priority mortgagee of the said Vessel on its own behalf and on behalf of certain other banks and swap bank as agent therefore.

Place and date: [o]

Yours sincerely
for and on behalf of
[INSURERS]



By: __________________________________
Name:
Title:  [authorised officer]

                                                                  Appendix 3 (A)

                          FORM OF NOTICE OF ASSIGNMENT

                        (Assignment of Charter Guarantee)

To:    [         ]



M/V "[ ]"

We refer to the charter guarantee dated [o], (the "Charter Guarantee") made by you in our favour, whereby you have guaranteed the due performance of TTMI Sarl. (the "Charterers") of all of the Charterers' obligations under the time charterparty dated [ ] related to M/V "[ ]" (the "Vessel").

We hereby give you notice that:

d) by an agreement dated 23 February 2005 (the "Assignment Agreement") made between among others us and Nordea Bank Norge ASA, Middelthunsgt. 17, N-0368 Oslo, Norway, acting as agent on behalf of certain other banks and swap bank (the "Agent"), related to a loan agreement of even date (the "Agreement") and any Swap Agreement (as defined in the Agreement) made or to be entered into with the Swap Bank (as defined in the Agreement), we have assigned absolutely and have agreed to assign absolutely to and in favour of the Agent all our rights, title and interest, present and future, to all payments to be made to us under the Charter Guarantee, including in respect of any breach by you thereunder;

e) you are herby irrevocably authorised and instructed to make all payments under the Charter Guarantee to our account with the Agent [ ] account no [o] (free of any set-off or other deduction) until such time as the Agent shall direct to the contrary whereupon all instructions or demands for actions shall be made by the Agent and payments are due to the Agent or as it may direct; and

f) the Agreement includes provisions that no amendments, termination or cancellation shall be made to the Charter Guarantee (nor shall you be released from any of your obligations thereunder without the prior written consent of the Agent).

The authority and instructions herein contained cannot be revoked or varied by us without the written consent of the Agent. The provisions of this notice shall be governed by Norwegian law.

[Place and date:] [o], [o]

Yours sincerely
for and on behalf of
[          ]



By: __________________________________
Name:
Title:  [authorised officer]

                                                                  Appendix 3 (B)

                             FORM OF ACKNOWLEDGEMENT

                        (Assignment of Charter Guarantee)



To:      Nordea Bank Norge ASA
         Middelthunsgate 17
         N-0368 Oslo
         Norway
         Attn: Shipping, Offshore and Oil Services



We acknowledge receipt of the above Notice of Assignment dated [o] February 2005 from [ ]. Terms used herein shall have the same meaning as defined therein.

We agree to the assignment set out therein and undertake to be bound by the terms thereof. We confirm that we have received no notice of any previous assignment or pledge of all or any part of any monies payable thereunder.

We further confirm that all written statements containing instructions or demanding actions or payments under the Charter Guarantee may until further notice from the Agent to the contrary be made by [ ] and after such notice these instructions shall be given or demands shall be made by the Agent.

This acknowledgement and confirmation shall be governed by Norwegian law.

Place and date: [o]

Yours sincerely
for and on behalf of
[   ]



By: _______________________________
Name:
Title:

                                                                      Appendix 4

                            LIST OF PLEDGED ACCOUNTS



--------------------------------------------------------------------------------
Account Holder                Account Number               Bank
--------------------------------------------------------------------------------
OBO Holdings Ltd.             6019.04.44107                Nordea Bank Norge ASA
--------------------------------------------------------------------------------
BHOBO One Ltd.                6019.04.44115                Nordea Bank Norge ASA
--------------------------------------------------------------------------------
BHOBO Two Ltd.                6019.04.44123                Nordea Bank Norge ASA
--------------------------------------------------------------------------------
BHOBO Three Ltd.              6019.04.44131                Nordea Bank Norge ASA
--------------------------------------------------------------------------------

                                   SCHEDULE 8
                                FORM OF GUARANTEE

This Guarantee (this "Guarantee") is made on [o] between:

(1) B+H Ocean Carriers Ltd., of 80 Broad Street, Monrovia, Liberia (the "Guarantor"); and

(2) Nordea Bank Norge ASA, organisation no. 911 044 110, Middelthunsgt. 17, N-0368 Oslo, Norway (the "Agent"), acting on behalf of itself and on behalf of the Finance Parties and the Swap Bank (as defined in the Agreement referred to below).

WHEREAS

(A) By a Term Loan Facility Agreement (the "Agreement") dated 23 February 2005 and made between OBO Holdings Ltd., BHOBO One Ltd., BHOBO Two Ltd. and BHOBO Three Ltd. as joint and several borrowers (the "Borrowers"), the Lenders (each as defined therein), the Swap Bank (as defined therein), the Arranger (as defined therein) and the Agent, the Lenders have agreed to make available to the Borrowers a credit facility described therein in the maximum aggregate amount of USD 102,000,000 (the "Loan");

(B) subject to the terms and conditions of the Agreement, the Loan will be made available to the Borrowers for the purpose of part-financing the purchase price for MV "Siboeva", MV "Sibonancy" and MV "Sibonata" (the "Vessels"); and

(C) it is a condition of the Agreement that the Guarantor enters into this Guarantee. A similar guarantee agreement may also be executed by other parties pursuant to the Agreement, but the execution and enforceability of such other guarantee agreements shall not be a condition to the effectiveness or enforceability of this Guarantee.

IT IS AGREED AS FOLLOWS:

1        DEFINITIONS

Capitalised terms used herein shall, save as expressly defined herein, have the same meanings as ascribed thereto in the Agreement.

2        GUARANTEE

2.1      Guarantee obligations

The Guarantor hereby unconditionally and irrevocably guarantees, as primary obligor as and for its own debt (as selvskyldnerkausjonist) and not merely as surety to the Agent (on behalf of the Finance Parties and the Swap Bank):

a) the due and punctual payment by the Borrowers of any and all sums which are now or at any time hereafter will be payable by any of the Borrowers under or in respect of the Finance Documents in accordance with the terms and provisions thereof (including, without limitation, principal, interest, default interest, legal fees and other fees, Break Costs, transaction and enforcement costs and any other costs, expenses, Taxes and Tax indemnities, currency indemnities and any other indemnities, claims for damages and any other costs and expenses in respect of any Event of Default or any other breach by any of the Borrowers under the Finance Documents or any Swap Agreement);

b) the due and punctual performance by the Borrowers of all of the Borrowers' obligations under or in respect of the Finance Documents and any Swap Agreement; and

c) to indemnify each Finance Party and the Swap Bank immediately upon the Agent's first written demand against any loss, liability, costs and expenses suffered, incurred or paid by that Finance Party or the Swap Bank if any obligation of the Guarantor is or becomes unenforceable, invalid or illegal,

(such amounts together referred to as the "Outstanding Indebtedness").

2.2      Payment upon first demand

If any of the Borrowers shall fail to pay any sum under the Finance Documents or any Swap Agreement as and when such sum shall become due and payable, the Guarantor shall immediately upon the Agent's first written demand pay to the Agent for the account of the relevant Finance Party or the Swap Bank an amount equal to such sum which any of the Borrowers shall not have paid, such payment to be made in immediately available funds to the account of the Agent, as the Agent may designate, without set-off or counter-claim and free and clear of and without deduction for or on account of any present or future Taxes.

2.3      No limitation on number of demands

Demands under this Guarantee may be made by the Agent from time to time and there shall be no limitation in the number of demands which can be made hereunder.

2.4      Maximum guarantee liability

The total liability of the Guarantor under this Guarantee shall, in the aggregate, always be limited to USD 102,000,000 (in principal only) plus all unpaid interest, default interest, fees, costs and expenses.

3        SURVIVAL OF THE GUARANTOR'S LIABILITY

3.1      Continuing guarantee

This Guarantee shall be a continuing guarantee which shall be effective as of the date hereof and shall remain in full force and effect until payment in full has been received by the Agent (on behalf of the Finance Parties and the Swap
Bank) of the Outstanding Indebtedness.

3.2      No discharge

The obligations of the Guarantor under this Guarantee shall not be discharged, impaired or otherwise affected by reason of any of the following events or circumstances regardless of whether any such events or circumstances occur with or without the Guarantor's knowledge and consent:

a) any total or partial invalidity, irregularity, illegality, unenforceability, imperfection or avoidance of or any defect in any security granted by, or the obligation of the Borrowers, the Finance Parties, the Swap Bank or any other person under the Finance Documents, any Swap Agreement or any other document or security;

b) any time, waiver, consent or other indulgence granted to any of the Borrowers or any other person or any composition or arrangement made by any Finance Party, the Swap Bank or any other person with the Borrowers or any other person;

c) any increase or reduction of the amount of the Loan, or variation of the terms and conditions for its repayment (including without limitation, the rate and/or method of calculation of interest payable on the Loan);

d) any amendment, modification, replacement, supplement, variation, compromise, extension or renewal of any Finance Document or any Swap Agreement or any right against any security over any assets of any of the Borrowers or any other person;

e) any refusal or neglect to take up or perfect or enforce or any release, indulgence or other relief granted under any Finance Document or any Swap Agreement or any rights against or any security over any assets of any of the Borrowers or any other person or any failure to realize the full value of any security;

f)       any  transfer,  assignment,   assumption  or  novation  of  rights  and
         obligations under the Finance Documents by any of the Borrowers, a Lender or any other person;

g) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any of the Borrowers, a Lender, the Swap Bank or any other person;

h) any corporate reorganisation, reconstruction, amalgamation, dissolution, merger, acquisition or any other alteration in the corporate existence or structure of any of the Finance Parties, the Swap Bank, the Borrowers or any other person; or

i) any insolvency or similar proceedings concerning any of the Borrowers, a Lender, the Swap Bank or any other person.

3.3      Waiver

The Guarantor specifically waives all rights under the provisions of the Norwegian Financial Agreements Act of 25 June 1999 no. 46 not being mandatory provisions, including the following provisions (the main contents of the relevant provisions being as indicated in the brackets):

a) ss. 62 (1) (a) (to be notified of any security the giving of which was a precondition for the advance of the Loan, but which has not been validly granted or has lapsed);

b) ss. 63 (1) - (2) (to be notified of any Event of Default under the Agreement or any Swap Agreement and to be kept informed thereof);

c) ss. 63 (3) (to be notified of any extension granted to any of the Borrowers in payment of principal and/or interest);

d) ss. 63 (4) (to be notified of any of the Borrowers' bankruptcy proceedings or debt reorganisation proceedings and/or any application for the latter);

e) ss. 65 (3) (that the consent of the Guarantor is required for the Guarantor to be bound by amendments to the Agreement and any Swap Agreement that may be detrimental to its interest);

f) ss. 66 (1) - (2) (that the Guarantor shall be released from liabilities hereunder if security which was given, or the giving of which was a precondition for the advance of the Loan, is released by any of the Finance Parties without the consent of the Guarantor);

g) ss. 66 (3) (that the Guarantor shall be released from its liabilities hereunder if, without its consent, security the giving of which was a precondition for the advance of the Loan or the execution of the Guarantee, was not validly granted);

h)       ss. 67 (2) (about reduction of the Guarantor's liabilities hereunder);

i) ss. 67 (4) (that the Guarantor's liabilities hereunder shall lapse after ten (10) years, as the Guarantor shall remain liable hereunder as long as any amount is outstanding under the Agreement, any Swap Agreement or the Security Documents);

j) ss. 70 (as the Guarantor shall have no right of subrogation into the rights of the Finance Parties and the Swap Bank under the Agreement, any Swap Agreement or the Security Documents until and unless the Finance Parties and the Swap Bank shall have received all amounts due or to become due to them under the Agreement, any Swap Agreement and the Security Documents);

k) ss. 71 (as the Finance Parties and the Swap Bank shall have no liability first to make demand upon or seek to enforce remedies against any of the Borrowers or any other security provided in respect of the Borrowers' liabilities under the Agreement and/or any Swap Agreement and/or the Security Documents before seeking to enforce the security created hereunder);

l)       ss. 72 (as all interest and default interest due under the Agreement and/or any Swap Agreement and/or the Security Documents shall be secured hereunder);

m) ss. 73 (1) - (2) (as all costs and expenses related to a default under the Agreement and/or the Swap Agreement and/or the Security Documents shall be secured hereunder); and

n) ss. 74 (1) - (2) (as the Guarantor shall make no claim against any of the Borrowers for payment until and unless the Finance Parties and the Swap Bank first shall have received all amounts due or to become due to them under the Agreement, any Swap Agreement and the Security Documents).

3.4      Reinstatement

If any payment by any of the Borrowers, any other guarantor or any other provider of security under the Finance Documents or any Swap Agreement must be repaid, or any discharge given by a Lender or the Swap Bank (whether in respect of the obligations of the Borrowers, another guarantor or any security for those obligations or otherwise) is avoided or reduced, as a result of insolvency or any similar event:

a) the liability of the Guarantor shall continue as if such payment, discharge, avoidance or reduction had not occurred; and

b)         the Finance Parties and the Swap Bank shall be entitled to recover
the      value or amount of that security or payment from the Guarantor, as if such payment, discharge, avoidance or reduction had not occurred.

4        UNDERTAKINGS

The Guarantor undertakes to the Agent that as long as this Guarantee is effective:

a) it shall at all times comply with all its obligations, covenants, undertakings and representations under the Finance Documents (to which it is a party), and undertakes to comply with and perform all such obligations, covenants, undertakings and representations with relates to the Guarantor in the Agreement, hereunder (but not limited to) the financial covenants set out in Clause 20 (Financial covenants) of the Agreement;

b) following receipt of a notice from the Agent of the occurrence of any Event of Default, the Guarantor will not make a demand for any claim of moneys due to the Guarantor from any of the Borrowers or any other guarantor, or exercise any other right or remedy to which any of the Borrowers or any other guarantor are entitled to in respect of such moneys unless and until all moneys due and payable by any of the Borrowers have been irrevocably paid in full; c) if any of the Borrowers or any other guarantor becomes the subject of an insolvency proceeding or shall be wound up or liquidated, the Guarantor shall not (unless so instructed by the Agent and then only on condition that the Guarantor holds the benefit of any claim in such insolvency or liquidation to pay any amounts recovered thereunder to the Agent) make any claim in such insolvency, winding-up or liquidation until all the Outstanding Indebtedness owing or due has been irrevocably paid in full;

d) if the Guarantor being in breach of litra b) and c) above receives or recovers any money pursuant to such exercise, claim or proof as therein referred to, such moneys shall be held by the Guarantor for the Agent to apply the same as if they were money received or recovered by the Agent under this Guarantee; and

e) it will not take or has not taken from any of the Borrowers any security whatsoever for the obligations guaranteed hereunder.

5        REPRESENTATIONS AND WARRANTIES

The Guarantor represents and warrants to the Agent (for the benefit of each Finance Party and the Swap Bank) as follows:

a) the Guarantor is duly organised and validly existing as a private limited liability company under the laws of Bermuda and has the corporate power and authority to own its assets and carry on its business as it is presently being conducted in each jurisdiction in which it owns assets or carry on business;

b) the Guarantor has the power to enter into, perform and deliver, and has taken all necessary actions to authorise its entry into, performance and delivery of this Guarantee; and

c) the Guarantee constitutes the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms and will be so treated in any relevant courts and this Guarantee is in proper form for enforcement in such courts.

6        ENFORCEMENT

6.1      Immediate recourse

The Agent shall not be required to take any action against any of the Borrowers, any other guarantor or any other person before claiming from the Guarantor under this Guarantee.

6.2      No right of recourse and no security

The Guarantor shall have no right of recourse against any of the Borrowers, any other guarantor or any of their respective bankruptcy estate for any amount paid by the Guarantor under this Guarantee for so long as any part of the Outstanding Indebtedness remains outstanding, and the Guarantor shall not be entitled to obtain from any of the Borrowers any security for any such right of recourse which the Guarantor may have after such time. Any such security which the Guarantor might obtain shall be regarded as supplementary security in favour of the Finance Parties and the Swap Bank. The Guarantor hereby renounces any and all such claims it has or may get against any of the Borrowers or any other guarantor for as long as any part of the Outstanding Indebtedness remains outstanding.

6.3      No subrogation in Finance Parties' or Swap Bank's security

The Guarantor shall have no right to subrogate, wholly or partly, in any security provided to the Finance Parties or the Swap Bank pursuant to the Finance Documents or any Swap Agreement or in any other way until all of the Outstanding Indebtedness has been fully and finally paid.

6.4      Action

Without affecting the obligations of the Guarantor hereunder, the Agent, the other Finance Parties and the Swap Bank may take such action as the Agent, the other Finance Parties and the Swap Bank, as the case may be, in their own discretion may consider appropriate against the Borrowers, the Guarantor or any other persons or parties or securities to recover monies due and payable in respect of the obligations under the Agreement and/or any Swap Agreement and/or the other Finance Documents.

6.5      Knowledge of the Agreement and additional security

The Guarantor acknowledges and agrees that:

a) it has received a copy of and has full knowledge of the terms and provisions of the Agreement hereunder, but not limited to the cross-default provision therein, and that it has been informed of the security which is to be granted in respect of the amounts outstanding under the Agreement and as listed in Clause 17 (Security) of the Agreement;

b) it has been informed by the Borrowers that no Event of Default under the Agreement has occurred as per today; and

c) this Guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party or the Swap Bank as security for the Borrowers' obligations under the Agreement and any Swap Agreement(s).

7        ASSIGNMENT

The Agent and the Finance Parties may assign or transfer the rights hereunder to any person to whom the rights and obligations of such Finance Party under the Agreement are wholly or partly assigned or transferred to in accordance with Clause 24 (Changes to the Parties) of the Agreement.

8        EXPENSES

The Guarantor shall pay to the Agent on demand on a full indemnity basis all charges, costs and expenses (including the legal fees) properly incurred by the Finance Parties in connection with the preservation and enforcement of any of the rights of the Finance Parties and the Swap Bank hereunder.

9        MISCELLANEOUS

9.1      No implied waivers

No delay or failure by the Agent, any other Finance Party or the Swap Bank to exercise any right or remedy under this Guarantee shall operate or be construed as a waiver of such rights or remedies unless otherwise expressly stated in writing by the Agent, such Finance Party or the Swap Bank. No partial exercise of any right or remedy shall prevent any further or other exercise of such right or remedy or any other right or remedy. No express waiver of any rights or remedies in respect of an Event of Default or any other event by the Agent, any other Finance Party or the Swap Bank shall operate or be construed as a waiver of any rights or remedies in respect of any similar or other Event of Default or events.

9.2      Separable provisions

The provisions of this Guarantee are separable and, if any provision of this Guarantee is or becomes illegal, invalid or unenforceable in any respect in any jurisdiction, this shall not affect the legality, validity or enforceability of such provisions in any other jurisdiction or the legality, validity or enforceability of the remaining provisions of the Guarantee in that or any other jurisdiction.

9.3      Borrowers as agent for the Guarantor

The Borrowers shall be the agent of the Guarantor and any notice, statement or agreement by the Borrowers to or with the any of the Finance Parties or the Swap Bank shall be binding on the Guarantor.

9.4      Law and jurisdiction

9.4.1    Governing law

This Guarantee shall be governed by and construed in accordance with Norwegian law.

9.4.2    Main jurisdiction

The Guarantor hereby irrevocably submits to the non-exclusive jurisdiction of the Norwegian courts, the venue to be Oslo City Court (Oslo tingrett) and the Guarantor agrees for the benefit of the Finance Parties and the Swap Bank that any legal action or proceedings arising out of or in connection with this Guarantee against the Guarantor or any of its assets may be brought in the said court.

9.4.3    Alternative jurisdiction

This Clause 9.4.3 is for the exclusive benefit of the Finance Parties and the Swap Bank each of which have the right:

a) to commence proceedings against the Guarantor or its assets both in any court in Norway and any other jurisdiction; and

b) to commence enforcement proceedings in any jurisdiction concurrently with or in addition to proceedings in Norway or without commencing proceedings in Norway.

The parties agree that only the courts of Norway and not those of any other state shall have jurisdiction to determine any claim which the Guarantor may have against the Agent, any other Finance Party or the Swap Bank and that the Guarantor shall only be entitled to commence legal action or proceedings against the Agent, any such other Finance Party and the Swap Bank in relation to this Guarantee in Oslo City Court (Oslo tingrett).

10       NOTICES

Every notice or demand under this Guarantee shall be made by letter or telefax.

Any such notice or communication given by the Guarantor shall be addressed to the Agent at the following address:

If to the Agent:                Nordea Bank Norge ASA
                                Middelthunsgt. 17
                                P.O. Box 1166 Sentrum
                                N-0107 Oslo, Norway
                                Att: Shipping, Offshore and Oil Services
                                Telefax No: + 47 22 48 66 68

Any notice, demand or other communication to be given to the Guarantor shall be sent to the Guarantor at the following address:

If to the Guarantor:            B + H Ocean Carriers Ltd.
                                c/o B + H Management Ltd.
                                Par-la-Ville Place
                                14 Par-la-Ville Road
                                Hamilton HMJX
                                Bermuda
                                Att.:
                                Telefax: + 1 441 295 6796

10.1     Service of process

Without prejudice to any other mode of service, the Guarantor:

a) irrevocably appoints Wikborg Rein & Co., Kronprinsesse Marthas plass 1, P.O. Box 1513 Vika, N-0017 Oslo, Norway as its agent for service of process relating to any proceedings before Norwegian courts in connection with this Agreement; and

b) agrees that failure by its process agent to notify it of the process will not invalidate the proceedings concerned.



IN WITNESS WHEREOF,  the parties hereto have duly executed this Guarantee in two
(2) original copies on the date and year first written above.



The Guarantor:                                        The Agent:
B+ H Ocean Carriers Ltd.                              Nordea Bank Norge ASA



By:     /s/ R. Anthony Dalzell                        By:     /s/ Siri Wennevik
      ------------------------                                ------------------
Name:   R. Anthony Dalzell                            Name:   Siri Wennevik
Title:  Attorney-in-Fact                              Title:  Attorney-in-Fact


                                   SCHEDULE 9
                              prepayment allocation

In the event of a  prepayment  pursuant to Clause 7.1  (Mandatory  prepayment  -
Total Loss or sale), the Loan shall be repaid with an amount as set out in as follows:

---------------------------------------------------------------------------------------------------------------------
Vessel:                     Amount Year 1   Amount Year 2   Amount Year 3     Amount Year 4     Amount Year 5
---------------------------------------------------------------------------------------------------------------------
"Siboeva" (tbr "Bonnie      Senior          Senior          Senior Tranche:   Senior Tranche:   Senior Tranche:
Smithwick")                 Tranche:        Tranche:        18,930,000        15,195,000        11,460,000
                            26,400,000      22,665,000

                                                            Junior Tranche:   Junior Tranche:   Junior Tranche: 0
                            Junior          Junior          2,240,000         960,000
                            Tranche:        Tranche:
                            6,400,000       3,840,000
---------------------------------------------------------------------------------------------------------------------
"Sibonancy" (tbr "Rip       Senior          Senior          Senior Tranche:   Senior Tranche:   Senior Tranche:
Hudner")                    Tranche:        Tranche:        19,934,000        16,001,000        12,068,000
                            27,800,000      23,867,000

                                                            Junior Tranche:   Junior Tranche:   Junior Tranche: 0
                            Junior          Junior          2,380,000         1,020,000
                            Tranche:        Tranche:
                            6,800,000       4,080,000
---------------------------------------------------------------------------------------------------------------------
"Sibonata" (tbr "Searose    Senior          Senior          Senior Tranche:   Senior Tranche:   Senior Tranche:
G")                         Tranche:        Tranche:        19,934,000        16,001,000        12,068,000
                            27,800,000      23,867,000

                                                            Junior Tranche:   Junior Tranche:   Junior Tranche: 0
                            Junior          Junior          2,380,000         1,020,000
                            Tranche:        Tranche:
                            6,800,000       4,080,000
---------------------------------------------------------------------------------------------------------------------

                                   SIGNATORIES

Borrowers:
OBO Holdings Ltd.



By:     /s/ R. Anthony Dalzell
      -------------------------
Name:   R. Anthony Dalzell
Title:  Attorney-in-Fact

BHOBO One Ltd.



By:     /s/ R. Anthony Dalzell
      -------------------------
Name:   R. Anthony Dalzell
Title:  Attorney-in-Fact

BHOBO Two Ltd.



By:     /s/ R. Anthony Dalzell
      -------------------------
Name:   R. Anthony Dalzell
Title:  Attorney-in-Fact

BHOBO Three Ltd.



By:     /s/ R. Anthony Dalzell
      -------------------------
Name:   R. Anthony Dalzell
Title:  Attorney-in-Fact


Lenders:
Nordea Bank Norge ASA



By:     /s/ Siri Wennevik
      -------------------------
Name:   Siri Wennevik
Title:  Attorney-in-Fact

Agent:
Nordea Bank Norge ASA



By:     /s/ Siri Wennevik
      -------------------------
Name:   Siri Wennevik
Title:  Attorney-in-Fact

Arranger:
Nordea Bank Norge ASA



By:     /s/ Siri Wennevik
      -------------------------
Name:   Siri Wennevik
Title:  Attorney-in-Fact


Swap Bank:
Nordea Bank Finland Plc.



By:     /s/ Siri Wennevik
      -------------------------
Name:   Siri Wennevik
Title:  Attorney-in-Fact



We, B+H Ocean Carriers Ltd., hereby acknowledge and agree to the terms of this Agreement and agree to be bound by Clauses 18 (representations and warranties), 19 (Information undertakings), 20 (Financial Covenants), 21 (General undertakings) and 23 (Events of Default) of this Agreement to the extent applicable to the Guarantor as if we were a party to this Agreement.



______, 23 February 2005

Guarantor:
B+H Ocean Carriers Ltd.



By:     /s/ R. Anthony Dalzell
      -------------------------
Name:   R. Anthony Dalzell
Title:  Attorney-in-Fact