Form 20-F
period 2006-05-02
B PLUS H OCEAN CARRIERS LTD
filed 2006-05-24
CIK 835540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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
Title of each class          on which registered
       Common Stock,    American Stock Exchange
par value  $.01 per share

Securities registered pursuant to Section 12(g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE

The number of shares outstanding of the registrant's common stock, $.01 par value, at December 31, 2005 was 7,081,921 shares.

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

Income Statement Data:	Year ended December 31,
	2005	2004	2003	2002	2001
Voyage, time and bareboat charter revenues	71,388,561	51,362,910	$55,156,875	$64,537,505	$67,324,434
Other operating income	514,491	-	-	27,881	397,170
Voyage expenses	(6,033,470)	(9,663,653)	(19,373,318)	(28,683,727)	(21,728,221)
Vessel operating expenses	(26,369,749)	(19,742,875)	(25,089,187)	(16,282,104)	(15,582,033)
Depreciation and amortization	(11,917,359)	(7,763,640)	(9,024,806)	(10,407,804)	(10,008,586)
Gain (loss) on sale of vessels	828,115	(4,682,965)	(16,187,604)	-	(545,386)
General and administrative expenses	(3,797,613)	(3,755,136)	(3,897,885)	(3,503,418)	(3,839,088)
Income (loss) from operations	24,612,976	5,754,641	(18,415,925)	5,688,333	16,018,290
Gain on retirement of 9 7/8 First Preferred
Ship Mortgage Notes	-	-	6,803,965	797,875	513,131
Minority interest in net loss (income) of consolidated subsidiary	-	-	23,866	-	(33,196)
Interest expense, net	(4,383,627)	(1,328,896)	(1,504,191)	(3,405,876)	(5,378,517)
Earn-out interest	-	-	-	1,004,150	-
Other expense	(130,704)	(1,730)	-	-	-
Net income (loss)	$20,098,645	$4,424,015	$(13,092,285)	$4,084,482	$11,119,708

Basic earnings (loss) per share (1)	$3.44	$1.15	$(3.41)	$1.06	$2.63
Diluted earnings (loss) per share (2)	$3.30	$1.00	$(3.41)	$0.93	$2.37
Dividends declared per share	$-	$-	$-	$-	$-

(1) Based on weighted average number of shares outstanding of 5,844,301 in 2005, 3,839,242 in 2004, 3,835,269 in 2003, 3,869,865 in 2002 and 4,221,228 in 2001.
(2) Based on the weighted average number of shares outstanding, increased in 2005, 2004, 2002 and 2001 by the net effects of stock options using the treasury stock method and by the assumed distribution of all shares to BHM under the 1998 agreement (See Item 7). The denominator for the diluted earnings per share calculation is 6,092,522 in 2005, 4,404,757 in 2004, 3,835,269 in 2003, 4,413,423 in 2002 and 4,691,082 in 2001.

	Year ended December 31,
Balance Sheet Data:	2005	2004	2003	2002	2001

Current assets	65,719,790	19,344,004	$6,534,213	$14,589,138	$15,159,460
Total assets	281,423,286	82,902,304	70,830,212	117,585,093	128,570,380
Current liabilities	44,305,700	20,073,194	17,024,634	23,819,743	23,569,450
Long-term liabilities	117,063,472	18,465,472	13,310,674	40,189,750	54,616,691
Noncontrolling interest in subsidiary	-	-	-	23,866	23,866
Working capital (deficit)	21,414,090	(729,190)	(10,490,421)	(9,230,605)	(8,409,990)
Shareholders' equity	120,054,114	44,363,637	40,494,904	53,551,734	50,360,373

B. Capitalization and indebtedness

Not applicable

C.	Reasons for the offer and use of proceeds

Not applicable

D. Risk factors

You should consider carefully the following factors as well as other information set forth in this report. Some of the following risks relate principally to the industry in which the Company operates and its business in general. Other risks relate principally to the securities market and ownership of its stock. Any of the risk factors could significantly and negatively affect its business, financial condition or operating results and the trading price of its stock. You could lose all or part of your investment.

Industry Specific Risk Factors

The cyclical nature of the international shipping industry may lead to volatile changes in charter rates and vessel values, which may adversely affect its earnings

The shipping industry is generally known to be cyclical. Vessel values and charter freight rates fluctuate widely and frequently, and the Company expects they will continue to do so in the future. Growth within the largest economies will normally contribute to an increase in the ton-mile demand in global seaborne trade.

The operations of the Company on a worldwide basis may increase the volatility of the Company’s business

The operations of the Company are conducted primarily outside the United States and therefore may be affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where its vessels operate and are registered. Future hostilities or other political instability in the regions in which the Company conducts its operations could affect the Company’s trade patterns and could adversely affect the Company’s business and results of operations. Although the substantial majority of the Company’s revenues and expenses have historically been denominated in United States dollars, there can be no assurance that the portion of the Company’s business conducted in other currencies will not increase in the future, which could expand the Company’s exposure to losses arising from currency fluctuations.

The Company is subject to regulation and liability under environmental laws that could require significant expenditures and affect its cash flows and net income

The Company’s operations are subject to extensive regulation in the form of local, national and foreign laws, as well as international treaties and conventions that can subject us to material liabilities for environmental events.

The operation of its vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in its fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

The United States Oil Pollution Act of 1990, or OPA, provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator’s gross negligence or willful misconduct. However, in most cases OPA limits liability to the greater of $1,200 per gross ton or $10 million per vessel. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters.

The International Maritime Organization, or IMO, has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner’s intentional or reckless conduct.

The U.S. has established strict deadlines for phasing-out single-hull oil tankers, and both the IMO and the European Union have proposed similar phase-out periods. Under OPA, all oil tankers that do not have double hulls will be phased out by 2015 and will not be permitted to come to United States ports or trade in United States waters. Seven of the Company’s product tankers, or approximately 35% by deadweight ton (“DWT”) of the Company’s combined fleet, will be prohibited from carrying crude oil and oil products in U.S. waters by August 2011, with the phase out of such tankers occurring over the course of the period from August 2006 until August 2011.

In December 2003, the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull and non-qualifying double sided tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This amendment took effect in April 2005. The Company expects that its six single-hull medium range (“MR”) tankers and its double sided Panamax product tanker will be unable to carry crude oil and petroleum products in many markets commencing between 2007 and 2009. Moreover, the IMO or other regulatory bodies may adopt further regulations in the future that could adversely affect the useful lives of its tankers as well as its inability to generate income from them.

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

The Company’s vessels are subject to inspection by a classification society

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Company’s fleet is currently enrolled with the American Bureau of Shipping, Bureau Veritas and Det Norske Veritas.

A vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Company’s vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

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

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in its fleet for claims relating to another of its ships.

Governments could requisition the Company’s vessels during a period of war or emergency, resulting in loss of earnings

A government could requisition for title or seize the Company’s vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition its vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of its vessels may negatively impact its revenues.

The shipping business is subject to the effect of world events

Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect the Company’s business, results of operations and financial condition. The recent conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect its ability to obtain additional financing on terms acceptable to us or at all.

Terrorist attacks, such as the attack on the vessel Limburg in October 2002, may in the future also negatively affect the Company’s operations and financial condition and directly impact the Company’s vessels or customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on its operating results, revenue and costs.

Company Specific Risk Factors

The Company’s business is dependent on the markets for product tankers and OBOs, which can be cyclical

The Company’s fleet consists of product tankers and ore/bulk/oil combination carriers (“OBOs”). Thus, the Company is dependent upon the petroleum product industry, the vegetable oil and chemical industries and the dry bulk industry as its primary sources of revenue. These industries have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, steel and iron ore, coal, vegetable oil and chemicals, in particular. Any material seasonal fluctuation in the industry or any material diminution in the level of activity therein could have a material adverse effect on the Company’s business and operating results. The profitability of these vessels and their asset value results from changes in the supply of and demand for such capacity. The factors affecting such supply and demand are described in more detail under “Industry Specific Risk Factors” above.

Single hull and double sided vessels are being phased out

Seven of its product tankers, or approximately 35% by DWT of its combined fleet, are single hull or double sided vessels. Under the United States Oil Pollution Act of 1990, all oil tankers that do not have double hulls will be phased out over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls, and will not be permitted to come to United States ports or trade in United States waters. The European Union has required the phase out of single hull vessels carrying “heavy oil” and as a result its single hull vessels are prohibited from carrying this product to European Union ports. In addition, due to regulations adopted by the IMO under Annex I (oil) of MARPOL single hull vessels carrying petroleum products tankers must be phased out over the course of the period between 2005 and 2010. As a result of the MARPOL regulations, the Company expects that its seven MR product tankers will be unable to carry crude oil and petroleum products in many markets commencing between 2007 and 2009. Unless these vessels are converted to double hull vessels, they will no longer be marketable to charterers after such time and will be required to be scrapped. There is no assurance that the Company will be able to convert these vessels prior to the phase out time, and the cost of conversion could potentially impose a financial burden upon the Company.

The Company’s fleet consists of second-hand vessels

All of the vessels comprising the Company’s fleet were acquired second-hand. The Company intends to purchase additional second-hand vessels. In general, expenditures necessary for maintaining a vessel in good operating condition increase as the age of the vessel increases. Moreover, second-hand vessels typically carry very limited warranties with respect to their condition as compared to warranties available for newer vessels. Because of improvements in engine technology, older vessels are typically less fuel efficient than newer vessels. Changes in governmental regulations, safety or other equipment standards may require expenditures for alterations to existing equipment or the addition of new equipment to the vessels and restrict the cargoes that the vessels may transport. There can be no assurance that market conditions will justify such expenditures or enable the Company to generate sufficient income or cash flow to allow it to meet its debt obligations.

The Company is subject to financial risks related to the purchase of additional vessels

The Company’s current business strategy includes the acquisition of newer, high-quality second-hand vessels. Such vessels will likely be purchased at what are now historically high vessel prices. If charter rates fall in the future, the Company may not be able to recover its investments in the new ships or even satisfy its payment obligations on its debt facilities that will be increased to finance the purchase of such new vessels. There can also be no assurance that such acquisitions will be available on terms favorable to the Company or that, if acquired, such second-hand vessels will have sufficient useful lives or carry adequate warranties.

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

The Company maintains, and intends to continue to maintain, insurance consistent with industry standards against these risks. The Company procures hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for its fleet. The Company does not maintain insurance against loss of hire for its product tankers, which covers business interruptions that result in the loss of use of a vessel. There can be no assurance that all risks will be adequately insured against, that any particular claim will be paid out of such insurance or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental and other regulations may result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution, damages asserted against the Company or the loss of income resulting from a vessel being removed from operations. The Company’s insurance policies contain deductibles for which the Company will be responsible and limitations and exclusions which may increase its costs or lower its revenue.

The Company places a portion of its Hull and Machinery insurance with Northampton Assurance Ltd (“NAL”) , the great majority of which NAL reinsures with market underwriters. NAL is a subsidiary of Northampton Holdings Ltd., a major stockholder. Although the reinsurers are investment grade insurance companies, it is possible that they might default in the settlement of a claim. Although the Company believes that NAL is adequately capitalized, in the event the reinsurers default, NAL, as primary insurer, may be unable in turn to settle the Company’s claim.

Moreover, even if insurance proceeds are paid to the Company to cover the financial losses incurred following the occurrence of one of these events, there can be no assurance that the Company’s business reputation, and therefore its ability to obtain future charters, will not be materially adversely affected by such event. Such an impact on the Company’s business reputation could have a material adverse effect on the Company’s business and results of operations. The Company may not be able to obtain adequate insurance coverage for its fleet in the future. The insurers may not pay particular claims.

Risks involved with operating ocean-going vessels could affect the Company’s business and reputation, which would adversely affect its revenues and stock price

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	marine disaster;
•	piracy;
•	environmental accidents;
•	cargo and property losses or damage; and
•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could increase the Company’s costs or lower its revenues. The involvement of its vessels in an oil spill or other environmental disaster may harm its reputation as a safe and reliable vessel operator and lead to a loss of customers and revenue.

The Company may suffer adverse consequences from the fluctuation in the market value of its vessels

The fair market value of its vessels may increase and decrease significantly depending on a number of factors including:

•	supply and demand for products, including crude oil, petroleum products, vegetable oil, ores, coal and grain;
•	general economic and market conditions affecting the shipping industry;
•	competition from other shipping companies;
•	types and sizes of vessels;
•	other modes of transportation;
•	cost of building new vessels;
•	governmental or other regulations;
•	prevailing level of charter rates; and
•	technological advances.

If the Company sells vessels at a time when vessel prices have fallen and before the Company has recorded an impairment adjustment, based on its test for impairment, to its financial statements, the sale may be at less than the vessel’s carrying amount on its financial statements, resulting in a loss and a reduction in earnings.

In addition, the Company’s mortgage indebtedness at December 31, 2005 of $149.7 million is secured by mortgages on the existing fleet of vessels of the Company and its subsidiaries. If the market value of its fleet declines, the Company may not be in compliance with certain provisions of its existing credit facilities and the Company may not be able to refinance its debt or obtain additional financing. If the Company is unable to pledge additional collateral, its lenders could accelerate its debt and foreclose on its fleet.

The Company’s vessels may suffer damage and the Company may face unexpected drydocking costs, which could affect its cash flow and financial condition

If the Company’s vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The Company may have to pay drydocking costs that its insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease its earnings.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect its earnings

The Company’s inspection of secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of required (or anticipated) repairs that the Company would have had if these vessels had been built for and operated exclusively by us. Generally, the Company does not receive the benefit of warranties on secondhand vessels.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2005, the average age of the vessels in its fleet was 18 years. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

The market for product tanker and OBO charters is highly competitive

The ownership of the world’s product tanker fleet is fragmented. Competition in the industry among vessels approved by major oil companies is primarily based on price, but also vessel specification and age. There are approximately 1,100 crude oil and product tankers worldwide of between 25,000 and 50,000 DWT. Tankers are typically owned in groups or pools comprising up to about 25 vessels.

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

Competition generally intensifies during times of low market activity when several vessels may bid to transport the same cargo. Many of the Company’s competitors have greater financial strength and capital resources, as well as younger vessels.

The Company may be dependent on the spot market for charters

The Company’s vessels are operated on a mix of time charters and spot market voyages. The spot charter market is highly competitive and spot charter rates are subject to greater fluctuation than time charter rates. There can be no assurance that the Company will be successful in keeping its vessels fully employed in the spot market or that future spot charter rates will be sufficient to enable the Company’s vessels to be operated profitably.

The Company is dependent upon certain significant customers

In 2005, revenues of $23.9 million from TTMI Sarl represented 32.0% of total revenues, revenues of $13.5 million from FR8 Singapore Pte. Ltd. represented 18.1% of total revenues and revenues of $9.8 million from Swissmarine Services SA represented 13.1% of total revenues. During 2004, revenues of $8.2 million from Lexington Shipping Corp., $7.2 million from Bunge Global Markets and $5.8 million from Swissmarine Services represented 15.9%, 13.9% and 11.2%, respectively of total revenues. Revenues in 2003 included charter hire revenues of $10.4 million from Bunge Global Markets, $6.8 million from Shell International and $6.6 million from Lexington Shipping representing 18.9%, 12.3% and 11.9% of total revenues, respectively.

The Company will depend entirely on B+H Management Ltd. (“BHM”) to manage and charter its fleet

The Company subcontracts the commercial and most of the technical management of its fleet, including crewing, maintenance and repair to BHM, an affiliated company with which the Company is under common control. The loss of BHM’s services or its failure to perform its obligations to us could materially and adversely affect the results of its operations. Although the Company may have rights against BHM if it defaults on its obligations to us, you will have no recourse against BHM. Further, the Company expects that it will need to seek approval from lenders to change its manager.

BHM is a privately held company and there is little or no publicly available information about it

The ability of BHM to continue providing services for its benefit will depend in part on its own financial strength. Circumstances beyond its control could impair BHM’s financial strength, and because it is privately held it is unlikely that information about its financial strength would become public unless BHM began to default on its obligations. As a result, an investor in the Company’s shares might have little advance warning of problems affecting BHM, even though these problems could have a material adverse effect on us.

The Company’s Chairman and Chief Executive Officer has affiliations with BHM which could create conflicts of interest

The Company’s majority shareholders, which are affiliated with Mr. Michael S. Hudner, own 47% of the Company and also own BHM. Mr. Hudner is also BHM’s Chairman and Chief Executive Officer. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and BHM, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in its fleet versus vessels managed by other companies affiliated with BHM and Mr. Hudner. In particular, BHM may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Hudner and members of his family may receive greater economic benefits.

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

The Company’s growth will depend on:

•	locating and acquiring suitable vessels;
•	identifying and consummating acquisitions or joint ventures;
•	integrating any acquired business successfully with its existing operations;
•	enhancing its customer base;
•	managing its expansion; and
•	Obtaining required financing.

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

The Company’s loan agreements contain restrictive covenants that may limit the Company’s liquidity and corporate activities

The Company’s loan agreements impose operating and financial restrictions on us. These restrictions may limit its ability to:

•	incur additional indebtedness;
•	create liens on its assets;
•	sell capital stock of its subsidiaries;
•	engage in mergers or acquisitions;
•	make capital expenditures;
•	change the management of its vessels or terminate or materially amend the management agreement relating to each vessel; and
•	sell its vessels.

Therefore, the Company may need to seek permission from its lender in order to engage in some corporate actions. The Company’s lender’s interests may be different from ours, and the Company cannot guarantee that the Company will be able to obtain its lender’s permission when needed. This may prevent us from taking actions that are in its best interest.

The Company’s loan agreements contain financial covenants

The terms of its $36 million credit facility with Nordea Bank Norge ASA contain a number of financial covenants and general covenants that require us to, among other things and subject to certain qualifications, maintain vessel market values of at least 140% of the outstanding facility amount, a minimum cash balance on deposit of the greater of $2 million and 6% of its aggregate indebtedness (including indebtedness of its subsidiaries) and insurance on the vessels and other property against such risks and in at least such amounts as are usually insured against by similar companies. It is also a condition that the Company remains under the control of Michael S. Hudner. Nordea Bank Norge ASA has expressed that Mr. Hudner currently is considered to have control with 48% of the issued Shares and that he will be considered to have control at 42% of the issued Shares of the Company.

The Company’s $138.1 million Reducing Revolving Term Loan facility, drawn down October and November 2005, imposes certain restrictive covenants on the Company, which among other things, requires mandatory prepayment in the event of the total loss or sale of a vessel acquired with the proceeds thereof. Also, while a loan to vessel value clause has been suspended for three years, the Company is required to ensure that consolidated EBITDA is always at least 1.25 times consolidated fixed charges. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $5.0 million and 6% of the aggregate indebtedness of the Company on a consolidated basis.

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

The Company may not generate sufficient gross revenue to operate profitably or to service its indebtedness

The Company had net income of $20.1 million on gross revenue of $71.9 million in 2005. Income from vessel operations of $24.6 million is net of expenses totaling $0.9 million for interim drydockings to maintain the vessels in class, which are not capitalized. At December 31, 2005, the Company had approximately $149.7 million in indebtedness. There can be no assurance that future charter rates will be sufficient to generate adequate revenues or that the Company will be able to maintain efficiency levels to permit the Company to operate profitably or to service its indebtedness.

The creditworthiness and performance of its time charterers may affect its financial condition and its ability to obtain additional debt financing and pay dividends

The Company’s income is derived from the charter of its vessels. Any defaults by any of its charterers could adversely impact its financial condition, including its ability to service its debt and pay dividends. In addition, the actual or perceived credit quality of its charterers, and any defaults by them, may materially affect its ability to obtain the additional capital resources that the Company will require purchasing additional vessels or may significantly increase its costs of obtaining such capital. The Company’s inability to obtain additional financing at all or at a higher than anticipated cost may materially affect its results of operation and its ability to implement its business strategy.

As the Company expands its business, the Company will need to improve its operations and financial systems, staff and crew; if the Company cannot improve these systems or recruit suitable employees, its performance may be adversely affected

The Company’s current operating and financial systems may not be adequate as the Company implements its plan to expand the size of its fleet, and its attempts to improve those systems may be ineffective. In addition, as the Company expands its fleet, the Company will have to rely on BHM to recruit suitable additional seafarers and shoreside administrative and management personnel. The Company cannot assure you that BHM will be able to continue to hire suitable employees as the Company expands its fleet. If BHM’s unaffiliated crewing agent encounters business or financial difficulties, the Company may not be able to adequately staff its vessels. If the Company is unable to operate its financial and operations systems effectively or to recruit suitable employees as the Company expand its fleet, its performance may be adversely affected.

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

The Company may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of its management and its results of operations

The Company’s success depends to a significant extent upon the abilities and efforts of its management team. The Company has no employment contract with its Chairman and Chief Executive Officer, Michael S. Hudner, or any other key individual; instead all management services are provided by BHM, Ltd. The Company’s success will depend upon BHM’s ability to hire and retain key members of its management team. The loss of any of these individuals could adversely affect its business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect its results of operations.

The Company is subject to the reporting requirements of Sarbanes Oxley

Effective for its first fiscal year ending on or after July 15, 2006, the Company is subject to full compliance with all provisions of the Sarbanes Oxley Act of 2002. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 20-F. Such a report is required to contain an assessment by management of the effectiveness of a company’s internal controls over financial reporting. In addition, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. While the Company would expend significant resources in developing the necessary documentation and testing procedures required by Section 404, there is a risk that the Company would not comply with all of the requirements imposed by Section 404. If the Company fails to implement required new or improved controls, the Company may be unable to comply with the requirements of Section 404 in a timely manner. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of its financial statements, which could cause the market price of its common stock to decline and make it more difficult for us to finance its operations.

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

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on its proposed method of operation, the Company does not believe that the Company will be a PFIC with respect to any taxable year. In this regard, the Company intends to treat the gross income the Company derives or are deemed to derive from its time chartering activities as services income, rather than rental income. Accordingly, the Company believes that its income from time chartering activities does not constitute “passive income,” and the assets that the Company owns and operates in connection with the production of that income does not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing its proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept its position, and there is a risk that the IRS or a court of law could determine that the Company is a PFIC. Moreover, no assurance can be given that the Company would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations.

If the IRS were to find that the Company is or has been a PFIC for any taxable year, its U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Tax Considerations—U.S. Federal Income Taxation of U.S. Holders”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of its common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of its common shares.

The Company may not be exempt from Liberian taxation, which would materially reduce its net income and cash flow by the amount of the applicable tax

The Republic of Liberia enacted a new income tax law generally effective as of January 1, 2001 (the “New Act”), which repealed, in its entirety, the prior income tax law in effect since 1977 pursuant to which the Company and its Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as ourselves will not be subject to tax under the New Act retroactive to January 1, 2001 (the “New Regulations”). In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, the Company and its Liberian subsidiaries will be wholly exempt from tax as under Prior Law.

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

The Company is incorporated in the Republic of the Liberia, which does not have a well-developed body of corporate law

The Company’s corporate affairs are governed by its Articles of Incorporation and By-laws and by the Liberia Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Liberia interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Liberia are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, its public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Because most of its employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt its operations and adversely affect its earnings

The Company’s vessel owning subsidiaries employ approximately 280 seafarers. All of the seafarers on the ships in its fleet are covered by industry-wide collective bargaining agreements that set basic standards. The Company cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt its operations and harm its financial performance.

Item 4. INFORMATION ON THE COMPANY.

A. History and development of the Company

B+H Ocean Carriers Ltd. (the "Company"*) was organized in April 1988 to engage in the business of acquiring, investing in, owning, operating and selling vessels for dry bulk and liquid cargo transporta-tion. As of December 31, 2005, the Company owned and operated six MR product tankers, one Panamax product tanker and five OBOs. Each vessel accounts for a significant portion of the Company’s revenues.

The Company’s fleet of product tankers consist of “handy-size” vessels which are between 30,000 and 50,000 summer dead-weight tons ("DWT"), and are able, by reason of their smaller size, to trans-port commodities to and from most ports in the world, includ-ing those located in less developed third-world countries. The Company’s Panamax product tanker is 68,500 DWT. Product tankers are single-deck oceangoing vessels designed to carry simulta-neously a number of segregated liquid bulk commodi-ties, such as refined petroleum products, vegetable oils, caustic soda and molasses. The Company’s fleet of OBOs are between 74,000 and 98,000 DWT. OBOs are combination carriers used to trans-port liquid, iron ore or bulk products such as coal, grain, bauxite, phosphate, sugar, steel products and other dry bulk commodities.

The Company is incorporated in Liberia and its princi-pal executive office is located at ParLaVille Place, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda (telephone number (441) 295-6875).

*	When referred to in the context of vessel ownership, the “Company” shall mean the wholly-owned subsidiaries of B+H Ocean Carriers Ltd. that are registered owners.

•	Acquisitions, Disposals and Other Significant Transactions

On May 25, 2005, the Company completed a private placement of 3,243,243 shares of Common Stock of the Company at a price of $18.50 per share, for aggregate gross proceeds of approximately $60 million. The Company also obtained a listing on the Oslo Stock Exchange on April 12, 2006. The proceeds from the private placement have been and are expected to continue to be used for acquisitions of secondhand shipping tonnage, refinancing of debt and working capital.

On February 4, 2005, the Company, through a wholly-owned subsidiary, acquired three 83,000 DWT OBO (Ore/Bulk/Oil), combination tanker/bulk carriers built in 1993 and 1994, for a total of $110.2 million. Two of the vessels are time chartered for five years at $26,600, $24,600, $23,600, $22,600 and $20,600 per day for the first through fifth years, respectively. The third vessel is time chartered for five years at $26,000, $24,000, $23,000, $22,000 and $20,000, respectively, for years one through five. The Company has a profit sharing arrangement with the charterers which entitles the Company to 35% of the charterer’s profits from this vessel for years 2 through 5. In conjunction with the acquisition, the Company entered into a floating rate loan facility totaling $102 million. See ITEM 5 B.

On June 15, 2005, the Company, through a wholly-owned subsidiary, acquired a 74,800 DWT OBO built in 1992 for $33.25 million. The vessel is time chartered for three years at $23,500 per day. On November 8, 2005, the Company completed an additional drawdown on its floating rate facility to finance a portion of the purchase price. See ITEM 5 B.

On June 20, 2005, the Company, through a wholly-owned subsidiary, sold the vessel M/T COMMUTER for $8.5 million to an unaffiliated party. The excess of the sales proceeds over the book value of the vessel of $0.8 is included in the Consolidated Statements of Operations for the year ended December 31, 2005.

On August 19, 2005, the Company, through a wholly-owned subsidiary, acquired a 68,500 DWT Panamax product tanker built in 1991 for $24.3 million. The vessel is time chartered for three years at $23,500 per day. On November 8, 2005, the Company completed an additional drawdown on its floating rate facility to finance a portion of the purchase price. See ITEM 5 B.

In January 2006, the Company acquired a 1993-built, 83,000 DWT Combination Carrier for $36.4 million. The purchase also reflects the continuation of a five-year Time Charter which commenced in October 2005. The purchase was effected through an existing tax lease structure with the Company as disponent owner through a bareboat charter party.

Also in January 2006, the Company acquired a 50% disponent owner interest in another vessel, a 1992-built 75,000 DWT Combination Carrier. This purchase was also effected through an existing tax lease structure. The Company acquired its 50% interest in an entity which is the disponent owner through a bareboat charter party. The terms of the transaction were based on a vessel value of $30.4 million and include a three-year charter which commenced in February 2006. The charter includes a 50% profit sharing arrangement above a guaranteed minimum daily rate.

Due to the existing tax lease structures on these two vessels acquired in 2006, no additional mortgage financing would be needed to fund the transactions.

On April 12, 2006, the Company obtained a listing on the Oslo Stock Exchange.

•	Prior year acquisitions, disposals and other significant transactions

On March 12, 2004, the Company, through a 50%-owned consolidated subsidiary, acquired the 50% of Atlantic Bulker Shipping Corp. (“ABSC”) owned by an affiliated entity for $1.00.

On April 29, 2004, the Company, through a wholly-owned subsidiary, acquired a 98,000 DWT OBO built in 1986, for $19.4 million. Capital improvements made subsequent to acquisition to prepare the vessel for its intended use totaled $1.2 million, which were capitalized and included in the vessel’s carrying amount on the Consolidated Balance Sheets. The vessel, which was on timecharter until March, 2006, now trades on the spot market. In conjunction with the acquisition, the Company refinanced the existing floating rate loan facility and borrowed an additional $19 million. See “Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.”

On May 25, 2004, the Company, through a wholly-owned subsidiary, sold the vessel M/T SKOWHEGAN for $3.8 million to an unaffiliated party. The excess of the book value of the vessel over the sales proceeds of $4.1 million is included in the Consolidated Statements of Operations as of December 31, 2004. See “Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.”

On December 7, 2004, the Company, through a wholly-owned subsidiary, sold the vessel M/T ACOAXET for $5.7 million to an unaffiliated party. The excess of the book value of the vessel over the sales proceeds of $0.6 million is included in the Consolidated Statements of Operations as of December 31, 2004. See “Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.”

On April 16, 2003, the Company amended the $38.6 million floating rate loan facility agreement dated August 8, 2002. The amendment made available an additional $5.0 million for the purpose of acquiring the remaining Notes on the open market. A portion of the proceeds was used to repay the short-term note from affiliates described below. In consideration for the cancellation of the Notes pledged as collateral for the original loan and as additional security for the obligations of the borrower, the Company agreed to provide to the lenders guarantees with respect to the original loan and mortgages on all vessels owned by the Company. This agreement was amended and restated on April 29, 2004, as noted above.

In April 2003, the Company acquired the remaining $12.2 million face value of the Notes from unaffiliated entities for an aggregate cost of $5.1 million. The difference between the cost of the investment in bonds and the corresponding bond liability was recorded in consolidation as a gain on the retirement of debt and included as gain in the Consolidated Statements of Operations at December 31, 2003. The Company borrowed $2.5 million from affiliates under a short-term note to finance the acquisition. The note was repaid from the proceeds of the mortgage as discussed above.

On June 10, July 1, July 16 and July 17, 2003, the Company, through wholly-owned subsidiaries, sold the vessels M/T CANSO for $2.7 million M/T CHEBUCTO for $2.7 million, M/T CASCO for $2.6 million and M/T CATAUMET for $2.6 million, respectively to unaffiliated parties. The aggregate excess of the book value of the vessels over the sales proceeds of $16.5 million is included in the Consolidated Statements of Operations as of December 31, 2003. The net proceeds of the sale were used to repay a portion of the mortgage as required under the amendment dated April 16, 2003. See “Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.”

On November 6, 2003, the Company, through a 50% owned consolidated subsidiary, sold the vessel M/V ALLIANCE TRADER for $2.9 million. The excess of the selling price over the book value of $0.3 million is included in the Consolidated Statements of Operations as of December 31, 2003. A portion of the proceeds was used to repay the balance of the floating rate loan facility dated November 26, 1996. See “Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.”

B. Business Overview

Management of the Company

The shipowning activities of the Company are managed by BHM under a Management Services Agreement (the “Management Agreement") dated June 27, 1988 and amended on October 10, 1995, subject to the oversight and direction of the Company's Board of Directors.

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

Marketing and Operations of Vessels

At December 31, 2005, Company vessels were time chartered to Product Transport Corp. Ltd, (“PROTRANS”), a Bermuda Corporation and wholly-owned subsidiary of the Company, on an open rate basis as described hereunder.

BHM is the manager of PROTRANS and has delegated certain administrative, marketing and operational functions to NMS and Product Transport (S) Pte. Ltd, a Singapore corporation, under agency agreements.

PROTRANS subcharters the vessels on a voyage charter or time charter basis to third party charterers. Under a voyage charter, PROTRANS agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight per ton of cargo or an agreed lump sum amount. Voyage costs, such as canal and port charges and bunker (fuel) expenses, are the responsibility of PROTRANS. A single voyage charter (generally three to ten weeks) is commonly referred to as a spot market charter, and a voyage charter involving more than one voyage is commonly referred to as a consecutive voyage charter. Under a time charter, PROTRANS places a vessel at the disposal of a subcharterer for a given period of time in return for the payment of a specified rate per DWT capacity per month or a specified rate of hire per day. Voyage costs are the responsibility of the subcharterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums) are the responsibility of the shipown-er.

Voyage and time charters can be for varying periods of time, ranging from a single trip to terms approximating the useful life of a vessel, depending on the evaluation of market trends by PROTRANS and by subcharterers. Long-term charters afford greater assurance that the Company will be able to cover their costs (including depreciation, debt service, and operating costs), and afford subcharterers greater stability of transporta-tion costs. Operating or chartering a vessel in the spot market affords both PROTRANS and subcharterers greater speculative opportunities, which may result in high rates when ships are in demand or low rates (possibly insufficient to cover costs) when ship availability exceeds demand. Charter rates are affected by world economic condi-tions, international events, weather condi-tions, strikes, govern-ment policies, supply and demand, and many other factors beyond the control of PROTRANS and the Company.

Vessel Technical Management

At December 31, 2005, BHM was the technical manager of eleven of the Company's vessels, under technical management agreements. BHM employs B+H Equimar Singapore Pte. Ltd. ("BHES"), a Singapore corporation, under agency agreements to assist with certain of its duties under the technical management agreements. The vessel technical manager is responsible for all technical aspects of day-to-day vessel operations, including physical maintenance, provisioning and crewing, and receives compensation of $12,388 per MR product tanker per month and $15,000 per Panamax product tanker or OBO per month, which may be adjusted annually for any increases in the Consumer Price Index. Such supervision includes the establishment of operating budgets and the review of actual operating expenses against budgeted expenses on a regular basis. One of the OBOs acquired in March 2005 is managed by a third party manager under a technical management agreement.

Insurance and Safety

The business of the Company is affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The Oil Pollution Act ‘90 (“OPA 90”), by imposing potentially unlimited liability upon owners, operators and bareboat charterers for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators and has also caused insurers to consider reducing available liability coverage.

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

The OBO industry is also fragmented and competition is also primarily based on price, but also vessel specification and age. There are approximately 80 OBOs worldwide of between 50,000 and 100,000 DWT. In this size range, the largest ownership group has nine vessels. Otherwise vessels are owned in groups of four or less.

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

Competition generally intensifies during times of low market activity when several vessels may bid to transport the same cargo. In these situations, the Company's customer relationships are paramount, often allowing the Company the opportunity of first refusal on the cargo. The Company believes that it has a significant competitive advantage in the handysize tanker market as a result of the quality and type of its vessels and through its close customer relationships, particularly in the Atlantic and in the Indo-Asia Pacific Region. Some of the Company’s competitors, however, have greater financial strength and capital resources.

Seasonality

Although the Company's liquid cargo trade is affected by season-al oil uses, such as heating in winter and increased automobile use in summer, the volume of liquid cargo transported generally remains the same through the year, with rates firmer in midwinter and midsummer and softer in the spring.

Inspection by Classification Society

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Company’s fleet is currently enrolled with the American Bureau of Shipping, Bureau Veritas and Det Norske Veritas.

A vessel must be inspected by a surveyor of the classi-fi-ca-tion society every year ("Annual Survey"), every two and a half years ("Inter-mediate Survey") and every five years ("Special Survey"). In lieu of a Special Survey, a shipowner has the option of arranging with the classification society for the vessel's machin-ery to be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. The Company's vessels are on Special Survey cycles for hull inspection and continu-ous survey cy-cles for machinery inspection. Every vessel 15 years and older is also re-quired to be drydocked at least twice in a five-year period for inspection of under-water parts of the vessel.

If any defects are found in the course of a survey or drydocki-ng, the clas-sification survey-or will require immediate rectification or issue a "condition of class" under which the appropriate repairs must be carried out within a prescribed time limit. The hull Special Survey includes measurements of the thickness of the steel structures in the hull of the vessel. Should the thickness be found to be less than class require-ments, steel renewals will be prescribed. Substantial expense may be incurred on steel renewal to pass a Special Survey if the vessel has suffered excessive cor-rosion.

In January 1997, BHES was awarded its International Safety Management (“ISM”) Document of Compliance by Lloyd's Register, certifying that BHES complied with the requirements of the International Management Code for the Safe Operation of Ships and for Pollution Prevention (ISM Code). Following the award of the Document of Compliance (“DOC”), each individual vessel in the fleet under management was audited by Lloyds Register for compliance with the documented BHES management procedures on which the DOC is based. After the audit, each vessel was awarded a ship specific Safe Management Certificate (“SMC”). Both the DOC and the SMC are subject to annual internal and external audits over a 5-year period. A successful renewal audit of the DOC was conducted by Lloyds Register on February 7, 2002. However, the Company entered into a Master Service Agreement (“MSA”) with the American Bureau of Shipping on April 27, 2000. To conform to the MSA and to streamline a periodic revision of our safety procedures, American Bureau of Shipping was requested to undertake an audit of the Company’s compliance with the ISM Code. This audit was successfully completed on November 8, 2002 and new DOC’s were issued by American Bureau of Shipping.

Regulation

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

The Company believes that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market. The Company’s vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private interests, each of whom may have a different perspective and standards. These interests include Coast Guard, port state, classification society, flag state administration (country of registry) and charterers, particularly major oil companies which conduct vetting inspections and terminal operators.

Environmental Regulation-IMO. On March 6, 1992, the International Maritime Organization (“IMO”) adopted regulations under Annex I (oil) of MARPOL (the International Convention for the Prevention of Pollution from Ships) that set forth new pollution prevention requirements applicable to tankers. These regulations required that crude tankers of 20,000 DWT and above and product tankers of 30,000 DWT and above, which did not have protective segregated ballast tanks (PL/SBT) and which were 25 years old, were to be fitted with double sides and double bottoms. Product tankers of 30,000 DWT and above, which did have SBT, were exempt until they reached the age of 30. From July 6, 1993 all newbuilding tankers were required to be of double hull construction. In addition, existing tankers were subject to an Enhanced Survey Program.

On September 1, 2002, revised MARPOL regulations for the phase-out of single hull tankers took effect. Under these revised regulations, single hull crude tankers of 20,000 DWT and above and single hull product carriers of 30,000 DWT and above were to be phased out by certain scheduled dates between 2003-2015, depending on age, type of oil carried and vessel construction. The Revised Regulations applied only to tankers carrying petroleum products and thus did not apply to tankers carrying noxious liquid substances, vegetable or animal oils or other non-petroleum liquids.

Under further revisions to the MARPOL regulations, which were adopted on December 4, 2003, the final phasing out date for Category 1 tankers (principally those not fitted with PL/SBT) was brought forward to 2005 from 2007 and the final phasing out date for Category 2 tankers (principally those fitted with PL/SBT) was brought forward to 2010 from 2015. The Condition Assessment Scheme (CAS) was also to be made applicable to all single hull tankers of 15 years or older, rather than just to Category 1 tankers continuing to trade after 2005 and to Category 2 tankers continuing to trade after 2010. Flag states were permitted to allow continued operation of Category 2 tankers beyond 2010 subject to satisfactory results from the CAS and provided that the continued operation did not extend beyond 2015 or the date on which the vessel reached 25 years of age. Flag states were also permitted to allow continued operation of Category 2 tankers beyond 2010 if they were fitted with qualifying double sides or double bottoms, provided that the continued operation did not extend beyond the date on which the vessel reached 25 years of age. Notwithstanding these rights of flag states to allow continued operation beyond 2010, Port States were permitted to deny entry by single hull tankers after 2010 and tankers with qualifying double sides or double bottoms after 2015.

New MARPOL regulations were also introduced in respect of the carriage of Heavy Grade Oil (HGO). HGO includes crude oil having a density higher than 900kg/m3 at 15 degrees C and fuels oils having a density higher than 900kg/m3 at 15 degrees C or a kinematic viscosity higher than 180mm2/s at 50 degrees C. Notwithstanding these regulations, any party to MARPOL would be entitled to deny entry of single hull tankers carrying HGO, which had been otherwise allowed to carry such cargo under MARPOL, into the ports and offshore terminals under its jurisdiction. From October 21, 2003 and subject to certain exceptions, all HGO to or from European Union ports must be carried in tankers of double hull construction

The phase out dates for the purposes of carriage of petroleum products under MARPOL, for the vessels currently owned by the Company, are set out in the table below. In October 2004, a revision was adopted to MARPOL Annex II where noxious liquid substances (NLS) such as all vegetable oils will be required to be carried on vessels complying with the International Bulk Chemical Code (IBC). In their current configuration, the Company’s vessels do not comply with the IBC Code. The revision comes into force on January 1, 2007. These regulatory changes have led the Company to believe that structural modifications to its existing fleet may provide the best solution to the phase-out issues for single hull tankers. The Company has entered into a contract for the conversion of its six single-hull MR Product Tankers to fully double hull, Marpol compliant vessels suitable for trading in petroleum products and vegetable oils. Carrying out such a conversion will completely eliminate the present regulatory phaseout dates applicable to these vessels. The Company will carry out this conversion project one vessel at a time, commencing in June 2006, with the completion of the sixth vessel in late 2007. The Company expects the average total cost for each conversion to be approximately $4.0 million per vessel.

In short, the IMO regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide for, among other things, phase-out of single-hulled tankers and more stringent inspection requirements; including, in part, that:

•
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

•	tankers 30 years old or older must be of double-hulled construction or mid-deck design with double sided construction; and
•	all tankers are subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double-hulled construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;
•	commences a major conversion or has its keel laid on or after January 6, 1994; or
•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Annex VI was ratified in May 2004, and will become effective May 19, 2005. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Vessels built before 2002 are not obligated to comply with regulations pertaining to nitrogen oxide emissions. The Company believes that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

The IMO also has adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS standards.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. We believe that has all material requisite documents of compliance for its offices and safety management certificates for vessels in our fleet for which the certificates are required by the IMO. BHM will be required to review these documents of compliance and safety management certificates annually.

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

Environmental Regulation-OPA 90/CERCLA. OPA 90 established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the United States territorial sea and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) applies to the discharge of hazardous substances, which the Company’s vessels are capable of carrying.

Under OPA 90, vessel owners, operators and bareboat (or “demise”) charterers are “responsible parties” who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills caused by their vessels. These other damages are defined broadly to include (i) natural resource damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rents, fees and other lost natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, (iv) loss of profits or impairment of earning capacity due to injury, destruction or loss of real property, personal property and natural resources, and (v) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons and $600 per gross ton or $500,000 for non-tanker vessels (subject to possible adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability would not apply if the incident were proximately caused by violation of applicable United States federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. OPA and CERCLA each preserve the right to recover damages under other laws, including maritime tort law. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states that have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. Moreover, OPA 90 and CERCLA preserve the right to recover damages under existing law, including maritime tort law. The Company intends to comply with all applicable state regulations in the ports where its vessels call.

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

The Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90 and CERCLA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility; and, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain insurance organizations, which typically provide guarantees for certificates of financial responsibility, including the major protection and indemnity organizations which the Company would normally expect to provide guarantees for a certificate of financial responsibility on its behalf, declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

Owners or operators of tankers operating in the waters of the United States were required to file vessel response plans with the Coast Guard, and their tankers were required to be operating in compliance with their Coast Guard approved plans by August 18, 1993. Such response plans must, among other things, (i) address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge,” (ii) describe crew training and drills, and (iii) identify a qualified individual with full authority to implement removal actions. The Company has vessel response plans approved by the Coast Guard for tankers in its fleet operating in the waters of the United States. The Coast Guard has announced it intends to propose similar regulations requiring certain tank vessels to prepare response plans for the release of hazardous substances.

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

VESSEL (as of MARCH 31, 2006)	HULL	DATE BUILT	DWT	PHASE OUT FOR CARRIAGE OF PETROLEUM PRODUCTS

				MARPOL/EU	OPA 90

M/T ACUSHNET	SH	Nov-81	40,454	Nov-07	Nov-06
M/T AGAWAM	SH	Jun-82	40,454	Jun-08	Jun-07
M/T ALGONQUIN	SH	Jan-83	40,454	Jan-09	Jan-08
M/T ANAWAN	SH	Aug-81	40,454	Aug-07	Aug-06
M/T AQUIDNECK	SH	Sep-81	40,454	Sep-07	Sep-06
M/T PEQUOD	SH	Jan-82	40,632	Jan-08	Jan-07
M/T SAGAMORE(1)	DS	Feb-91	68,536	Feb-07	Feb-15
OBO SACHUEST	DH	Sep-86	98,000	N/A	N/A
OBO RIP HUDNER	DH	Jul-94	83,155	N/A	N/A
OBO BONNIE SMITHWICK	DH	Dec-93	83,155	N/A	N/A
OBO SEAROSE G	DH	Apr-94	83,155	N/A	N/A
OBO ROGER M JONES	DH	Nov-92	74,868	N/A	N/A
OBO SIBOHELLE (2)	DH	May-93	83,155	N/A	N/A
OBO SIBOTESSE (3)	DH	Sep-92	75,000	N/A	N/A

1.	Vessel must comply with Reg.13F by Feb-07. However, the ship may continue trading until 25 years old under Reg.13G subject to acceptance by the flag state administration.
2.	Disponent owners through a bareboat charter party.
3.	50% owner of the entity which is the disponent owner through a bareboat charter party.
.

Environmental Regulation-Other. Although the United States is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the “CLC”) and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended (“Fund Convention”). Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.88 million plus $962.24 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $136.89 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 19, 2005. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

Additional U.S. Environmental Requirements. The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (the “CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above.

The National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA’s exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act’s guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

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

C. Organizational Structure

The Company owns each of its vessels through separate wholly-owned subsidiaries incorporated in Liberia and the Marshall Islands. The operations of the Company’s vessels are managed by B+H Management Ltd., under a management agreement. See ITEM 7.

As of March 31, 2006, the Company’s subsidiaries are as follows:

B+H OCEAN CARRIERS LTD.	Parent
CLIASHIP HOLDINGS LTD.	100% Wholly-owned
Subsidiaries:
ACUSHNET SHIPPING CORP.	100% Wholly-owned	Owns M/T ACUSHNET
AGAWAM SHIPPING CORP.	100% Wholly-owned	Owns M/T AGAWAM
ALGONQUIN SHIPPING CORP	100% Wholly-owned	Owns M/T ALGONQUIN
ANAWAN SHIPPING CORP.	100% Wholly-owned	Owns M/T ANAWAN
AQUIDNECK SHIPPING CORP.	100% Wholly-owned	Owns M/T AQUIDNECK
ISABELLE SHIPHOLDINGS CORP.	100% Wholly-owned	Owns M/T PEQUOD
SACHUEST SHIPPING LTD.	100% Wholly-owned	Owns M/V SACHUEST

OBO HOLDINGS LTD.	100% Wholly-owned
Subsidiaries:
BHOBO ONE LTD.	100% Wholly-owned	Owns M/V RIP HUDNER
BHOBO TWO LTD.	100% Wholly-owned	Owns M/V BONNIE SMITHWICK
BHOBO THREE LTD.	100% Wholly-owned	Owns M/V SEAROSE G
RMJ SHIPPING LTD.	100% Wholly-owned	Owns M/V ROGER M JONE
SAGAMORE SHIPPING CORP.	100% Wholly-owned	Owns M/T SAGAMORE

SEASAK OBO HOLDINGS LTD.	100% Wholly-owned
Subsidiaries:
SAKONNET SHIPPING LTD.	100% Wholly-owned	Disponent Owner of M/V SIBOHELLE (1)
SEAPOWET TRADING LTD.	100% Wholly-owned	Disponent Owner of 50% of M/V SIBOTESSE (2)

(1) Disponent owner of M/V Sibohelle through a bareboat charter party.
(2) Disponent owner of M/V Sibotesse as 50% owner of Nordan OBO II Ltd. which is disponent owner through a bareboat charter party.

D. Property, Plant and Equipment

Fleet

Each of the Company’s vessels is owned by a separate wholly-owned subsidiary, except as noted in the table above.

Other

Pursuant to the terms of the Management Agreement and as part of the services provided to the Company thereunder, BHM furnishes the Company with office space and administrative services at its offices in Hamilton, Bermuda.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results

The following is a discussion of our financial condition and results of operations for the years ended December 31, 2005, 2004 and 2003. You should read this section together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

We are a provider of international liquid and dry bulk seaborne transportation services, carrying petroleum products, crude oil, vegetable oils and dry bulk cargoes. The Company’s fleet consists of six MR product tankers, one Panamax product tanker and five combination carriers. The MR product tankers are all medium range or “handy-size” vessels which are between 30,000 and 50,000 summer deadweight tons (“DWT”), and are able, by reason of their small size, to transport commodities to and from most ports in the world, including those located in less developed third-world countries. The Panamax product tanker is 68,500 DWT. Product tankers are single-deck oceangoing vessels designed to carry simultaneously a number of segregated liquid bulk commodities, such as petroleum products and vegetable oils. The combination carriers, known as an OBOs (oil-bulk-ore carrier), are between 74,000 and 98,000 DWT (Aframax). Combination carriers can operate as tankers or as bulk carriers. They can be used to transport liquid cargo including crude, fuel oils and clean petroleum products (CPP), and they can also be used to transport dry bulk commodities, such as iron ore, coal, and grain.

The Company’s fleet operates under a mix of time and voyage charters. Our product tankers carry primarily petroleum products and vegetable oils and our OBOs carry crude oil, petroleum products, iron ore and coal. Historically, we deploy our fleet on both time charters, which can last from a few months to several years, and spot market charters, which generally last from several days to several weeks. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a specified daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for the vessel's intermediate and special survey costs.

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

Year ended December 31, 2005 versus December 31, 2004

	2005	2004
Gross revenue	$71,903,000	$51,363,000
Voyage expenses	(6,033,000)	(9,663,000)
Net revenue	65,870,000	41,700,000

Gross voyage revenue	5,871,000	22,044,000
Less: direct voyage expenses	(1,621,000)	(5,253,000)
Time charter equivalent (TCE) revenue	4,250,000	16,791,000

Time charter revenue	65,518,000	29,319,000
Less: brokerage commissions	(1,202,000)	(1,860,000)
Time charter revenue	64,316,000	27,459,000

Less: other voyage expenses	(3,210,000)	(2,550,000)
Other	514,000	-
Net revenue	$65,870,000	$41,700,000

Days revenue on voyage	201	946
Days revenue on time charter	3,614	2,244
	3,815	3,190

TCE rate	21,144	17,749
Average time charter rate	18,129	13,066
Company average TCE	19,637	15,407

Revenues

       Revenues from voyage and time charters increased $20.0 million or 39% from 2004. The increase is due to the Company’s ongoing vessel acquisition program, the composition of the fleet in terms of size and type of vessel and to higher time charter equivalent rates. A portion of the revenue earned in respect of certain long-term time charters with variable rates is included as deferred income on the Consolidated Balance Sheets at December 31, 2005. This treatment reflects US Generally Accepted Accounting Principles (“US GAAP”), but has no basis with respect to actual future liability under the terms of the Charter Party. The income deferred in respect of these time charters will be recognized as the time charter rates are reduced below the contract average in 2008, 2009 and 2010.

Voyage expenses

Voyage expenses consist of port, canal and fuel costs that are unique to a particular voyage and commercial overhead costs, including commercial management fees paid to BHM. Under a time charter, the Company does not incur port, canal or fuel costs. Voyage expenses decreased $3.6 million, or 38%, to $6.0 million for the year ended December 31, 2005 compared to $9.6 million for the comparable period of 2004. This is due to the significant decrease in voyage days from 946 in 2004 to 201 in 2005 as all of the Company’s MR product tankers and OBOs have been employed on long term time charters since March 2005. The newly acquired Panamax product tanker was employed on a voyage from the date of delivery to December 31, 2005 when it commenced on a three year time charter.

Vessel operating expenses

The increase in vessel operating expenses is due to the increase in the number of vessels, as noted above. Vessel operating expenses increased $6.6 million (34%) which is comprised of $7.9 million for five vessels acquired in 2005 and $1.4 million for a vessel owned less than nine months in 2004. This is offset by a $2.6 million decrease relating to the sale of one vessel in each of the second and fourth quarters of 2004 and one vessel sold in the third quarter of 2005.

Depreciation and amortization

Depreciation and amortization, which includes depreciation of vessels as well as amortization of special surveys and debt issuance costs, increased by $4.2 million, or 54%, to $11.9 million for the year ended December 31, 2005 compared to $7.8 million for the prior period. This increase is predominantly due to changes in the fleet, as noted above.

	2005	2004

Depreciation of vessels	$ 10,199,000	$ 5,526,000
Amortization of special survey costs	1,475,000	1,890,000
Amortization of debt issuance costs	243,000	348,000
Total depreciation and amortization	$11,917,000	$7,764,000

General and administrative expenses

General and administrative expenses include all of our onshore expenses, consulting fees, professional fees and the fees that BHM charges for administration of our vessels and shipowning companies. Management fees increased by $0.35 million, or 64%, to $0.89 million for the year ended December 31, 2005 compared to $0.55 million for the prior period. The increase is due to the increase in the number of vessels and therefore the number of months during which fees were incurred.

Gain on Sale of Vessels

The Company had a gain on the sale of the vessel M/T COMMUTER of $0.8 million for the year ended December 31, 2005 compared to losses of $4.7 million on the M/T SKOWHEGAN and M/T ACOAXET during 2004. The current market conditions were responsible for the dramatic shift in the value of MR product tankers in the course of the year.

Interest Expense and Interest Income

The $4.2 million (312%) increase in interest expense is due to the increase of $102 million in debt for the acquisition of three vessels in March 2005 and the additional drawdown of $43.0 million in the fourth quarter to finance the acquisition of two vessels. The increase in interest income of $1.2 million is due to the fact that the Company issued 3,243,243 shares of its common stock for net cash proceeds of $57 million in May 2005.

Year Ended December 31, 2004 versus December 31, 2003

	2004	2003
Gross revenue	$51,363,000	$55,157,000
Voyage expenses	(9,663,000)	(19,373,000)
Net revenue	41,700,000	35,784,000

Gross voyage revenue	22,044,000	37,399,000
Less: direct voyage expenses	(5,253,000)	(15,997,000)
Time charter equivalent (TCE) revenue	16,791,000	21,402,000

Time charter revenue	29,319,000	19,025,000
Less: brokerage commissions	(1,860,000)	(1,067,000)
Time charter revenue	27,459,000	17,958,000

Less: other voyage expenses	(2,550,000)	(3,376,000)
Bareboat charter revenue	-	105,000
Other	-	(1,372,000)
Net revenue	$41,700,000	$35,784,000

Days revenue on voyage	946	1,969
Days revenue on time charter	2,244	1,846
Days revenue on bareboat charter	-	25
	3,190	3,840

TCE rate	17,749	10,869
Average time charter rate	13,066	10,306
Company average TCE	15,407	10,588

Revenues

Revenues from voyage and time charters decreased $3.8 million or 6.8% from 2003. The decrease is due to the fact that there was a 17% decrease in total revenue days in 2004. This decrease was offset by a $4,914 per day (45%) increase in the average voyage Time Charter Equivalent (“TCE”) rate from $10,869 per day in 2003 to $15,783 per day in 2004 and an increase in time charter rates of $2,759 per day (27%) from $10,306 per day in 2003 to $13,066 per day in 2004.

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

	2004	2003

Depreciation of vessels	$5,526,000	$6,629,000
Amortization of special survey costs	1,890,000	2,139,000
Amortization of debt issuance costs	348,000	257,000
Total depreciation and amortization	$7,764,000	$9,025,000

General and administrative expenses

General and administrative expenses include all of our onshore expenses, consulting fees, professional fees and the fees that BHM charges for administration of our vessels and shipowning companies. Management fees decreased by $0.3 million, or 38.5%, to $0.5 million for the year ended December 31, 2004 compared to $0.8 million for the prior period. The decrease is due to the decrease in the number of vessels from 2003 and therefore the number of months during which fees was incurred. The increase of $0.2 million in Other general and administrative expense is due to an increase in charitable contributions of $0.1 million and to additional IT expenses and expenses to inspect vessels for possible acquisition totaling $0.1 million. General and administrative expenses are typically incurred prior to the acquisition of a vessel and remain for a period of time after the disposition of a vessel; therefore, during periods of changes in the average number of vessels in our fleet these daily expenses increase relative to the number of days that vessels are owned.

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

The Company’s ability to generate cash flow from operations will depend upon the Company’s future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

The Company’s fleet consists of product tankers and OBOs thus, the Company is dependent upon the petroleum product industry, the vegetable oil, chemical industries and bulk products market as its primary sources of revenue. These industries have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, vegetable oil, ore, bulk, and chemicals in particular. Any material seasonal fluctuation in the industry or any material diminution in the level of activity therein could have a material adverse effect on the Company’s business and operating results. The profitability of product tankers and their asset value results from changes in the supply of and demand for such capacity. The supply of such capacity is a function of the number of new vessels being constructed and the number of older vessels that are laid-up or scrapped. The demand for product tanker capacity is influenced by global and regional economic conditions, increases and decreases in industrial production and demand for petroleum products, vegetable oils and chemicals, developments in international trade and changes in seaborne and other transportation patterns. The nature, timing and degree of change in these industry conditions are unpredictable as a result of the many factors affecting the supply of and demand for capacity. Although there can be no assurance that the Company’s business will continue to generate cash flow at or above current levels, the Company believes that the current market rates are sustainable which increases the likelihood that it will generate cash flow at levels sufficient to service its liquidity requirements in the future.

Cash at December 31, 2005, amounted to $60.8 million, an increase of $48.8 million as compared to December 31, 2004. The increase in the cash balance is attributable to net inflows from operations of $34.4 million and inflows from financing activities of $174.7 million. These inflows were offset by outflows for investing activities of $160.3 million.

The inflow for financing activities is primarily attributable to mortgage proceeds of $145.0 million to finance the acquisition of three combination carriers in the first quarter, a Panamax product tanker and a combination carrier in the fourth quarter, to the issuance of common stock for net proceeds of $56.7 million and the issuance of treasury stock for $0.2 million. This was offset by the payment of mortgage principal of $24.6 million, payments for debt issuance costs of $1.3 million and the purchase of treasury stock of $1.3 million.

The outflow for investing activities is attributable to the purchase of four combination carriers and a Panamax product tanker for $167.7 million and a net investment in marketable securities of $0.4 million. This was offset by proceeds from the sale of one vessel of $7.9 million.
The Company had working capital totaling $21.4 million at December 31, 2005 as compared to a deficit of $0.7 million at December 31, 2004. This increase in working capital is due to the issuance of 3,243,243 shares of common stock in a private placement, which raised $57.0 million after issuance costs. It is important to note that it is customary for shipping companies and their lenders to exclude the current portion of long-term debt in any working capital analysis. Excluding the current portion of long-term debt, the Company had working capital of $54.0 million at December 31, 2005 as compared to $10.1 million at December 31, 2004.

Trade accounts receivable decreased $3.2 million due predominantly to the fact that there were three voyages in progress at December 31, 2004 two of which were substantially complete and all at relatively high rates as compared to December 31, 2005, when only one voyage was in progress. In addition, the only voyage in progress at December 31, 2005 was the first voyage since the completion of one on March 21, 2005. At December 31, 2005, the Company’s largest accounts receivable balance represented 81% of total accounts receivable. At December 31, 2004, the Company’s three largest accounts receivable balances represented 82% of total accounts receivable. The allowance for doubtful accounts was $229,000 at December 31, 2005 and $137,000 at December 31, 2004.

In 2005, revenues of $23.9 million from TTMI Sarl represented 32.0% of total revenues, revenues of $13.5 million from FR8 Singapore Pte. Ltd. represented 18.1% of total revenues and revenues of $9.8 million from Swissmarine Services SA represented 13.1% of total revenues. During 2004, revenues of $8.2 million from Lexington Shipping Corp., $7.2 million from Bunge Global Markets and $5.8 million from Swissmarine Services represented 15.9%, 13.9% and 11.2%, respectively of total revenues. Revenues in 2003 included charter hire revenues of $10.4 million from Bunge Global Markets, $6.8 million from Shell International and $6.6 million from Lexington Shipping representing 18.9%, 12.3% and 11.9% of total revenues, respectively.

Vessels and capital improvements, net of accumulated depreciation, amounted to approximately $214.2 million at December 31, 2005, an increase of $151.2 million as compared with December 31, 2004. The increase is primarily attributable to the purchase of five OBOs and one Panamax product tanker for a total of $167.8 million and to the investment in capital improvements of $2.1 million. This was offset by the sale of one vessel with an aggregate net book value of $7.1 million and to depreciation and amortization of special survey costs totaling $11.6 million.

Accounts payable decreased $1.3 million and accrued liabilities decreased $0.5 million from December 31, 2004 to December 31, 2005. The decrease in accounts payable is due to the improved cash position of the Company. The decrease in accrued liabilities is due to the timing of major overhaul work completed in the third and fourth quarters of 2004. No work of this nature was performed and therefore accrued for at the end of 2005.

Accrued interest represents interest payable on the Company’s outstanding debt, the increase in which is due to the additional borrowing of $145.0 million during 2005. The outstanding mortgage payable at December 31, 2005 was $149.7 million as compared to $29.3 million at December 31, 2004.

Deferred income increased $4.1 million from 2004 due to the increase in the number of time charter contracts, for which revenue is paid in advance. In addition, the Company has deferred a portion of the revenue from long-term variable rate time charters, recognizing the average time charter rate over the term of the time charter in income for the period instead of the actual rate received for the period. The amount deferred on these long-term contracts was approximately $2.7 million in 2005 Amounts to be deferred in 2006 and 2007 are $1.5 million and $0.2 million, respectively. In 2008, $0.9 million of the total deferred will be recognized as revenue, followed by $2.9 million in 2009 and $0.6 million in 2010. This treatment reflects US Generally Accepted Accounting Principles (“US GAAP”), but has no basis with respect to actual future liability under the terms of the Charter Party.

On February 23, 2005, the Company, through a wholly owned subsidiary, entered into a $102,000,000 floating rate loan facility (the “facility”). The agreement was entered into for the purpose of acquiring three OBOs.

On October 18, 2005 the Company entered into a $138,100,000 Reducing Revolving and Term Loan Facilities Agreement which was used to refinance the outstanding balance of the loan entered into on February 23, 2005 and to provide an additional $43.0 million for the purpose of acquiring the M/V ROGER M JONES and the M/T SAGAMORE.

The facility is apportioned into two tranches, a Senior and a Junior portion.

The Senior tranche is payable in twenty-one quarterly installments as follows:
a. Installment 1	$2,900,000
b. Installment 2 through 5	4,463,000
c. Installment 6 through 13	4,775,000
d. Installment 14 through 20	4,275,000
e. Ballon due on September 15, 2010	21,100,000
f. Balloon due on December 15, 2010	10,748,000

The junior tranche is payable in sixteen quarterly installments beginning on June 14, 2005 as follows:

a. Installment 1 through 4	$2,000,000
b. Installment 5 through 8	1,250,000
c. Installment 9 through 12	1,000,000
d. Installment 13 through 16	750,000

Interest on the Senior tranche of the facility is equal to LIBOR plus 1.0%. The Junior tranche carries interest of LIBOR plus 2.25%. Expenses associated with the loan have been capitalized and are being amortized over the 5 year term of the loan.

The facility contains certain restrictive covenants on the Company, which among other things, restricts additional leverage without consent of the lender. In addition, the agreement requires mandatory prepayment in the event of the total loss or sale of a vessel. The loan to vessel value clause described below has been suspended for three years, however, the Company is required to ensure that consolidated EBITDA is always at least 1.25 times consolidated fixed charges. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $5.0 million and 6% of the aggregate indebtedness of the Company on a consolidated basis. At the end of three years, and in the event that the fair market value of the vessels acquired in 2005 falls below 120% of the Senior tranche and 100% of the total outstanding at any time, the agreement requires mandatory prepayment At December 31, 2005, the Company was in compliance with these covenants.

On April 29, 2004, the Company entered into an amended and restated $36,000,000 floating rate loan facility. The amendment made available an additional $19.0 million for the purpose of acquiring the OBO SACHUEST.

The facility is apportioned into two tranches with Tranche 1 attributable to the Existing Vessel fleet and Tranche 2 attributable to the new acquisition. Tranche 1 is payable in twelve quarterly installments of $1.2 million commencing on July 29, 2004, the twelfth installment being a balloon payment in an amount necessary to repay the tranche in full. Interest on the facility is equal to LIBOR plus 2.5%. Tranche 2 is payable in twenty quarterly installments. The first eight installments of $1.5 million are followed by eleven installments of $0.6 million and a final installment of $0.4 million is due on the maturity date.

Expenses associated with the floating rate loan facility include arrangement fees of $360,000, which are capitalized and are being expensed over the five-year period of the loan.

The floating rate loan facility contains certain restrictive covenants on the Company, which among other things, require minimum collateral coverage and restrict leverage without consent of the lender. In addition, the agreement requires mandatory prepayment in the event of the total loss or sale of a vessel and in the event that the fair market value of the vessels acquired falls below 140% of the Tranche 1 balance outstanding or the fair market value of the Sachuest falls below 110% of the Tranche 2 balance outstanding. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of (a) $2.0 million and (b) six percent (6%) of the aggregate amount of indebtedness of the Company on a consolidated basis. At December 31, 2005 and 2004, the Company was in compliance with these covenants.

Management expects that the total expense for drydock and related repair work performed during 2006 will be approximately $1.6 million for two vessels. The expenses for drydock and related repair work totaled $0.9 million for one vessel in 2005 and $1.6 million in 2004 for two vessels. The capitalized costs for scheduled classification survey and related vessel upgrades were $2.1 million in 2005 for two vessels.

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

Principles of consolidation:

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

Revenue recognition, trade accounts receivable and concentration of credit risk:

Revenues from voyage and time charters are recognized in proportion to the charter-time elapsed during the reporting periods. Charter revenue received in advance is recorded as a liability until charter services are rendered.

Under a voyage charter, the Company agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight per ton of cargo or an agreed lump sum amount. Voyage costs, such as canal and port charges and bunker (fuel) expenses, are the Company’s responsibility. Voyage revenues and voyage expenses include estimates for voyage charters in progress which are recognized on a percentage-of-completion basis by prorating the estimated final voyage profit using the ratio of voyage days completed through year end to the total voyage days.

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
Revenue recognized under long-term variable rate time charters is equal to the average daily rate for the term of the contract.

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the total losses likely in its existing accounts receivable. The allowance is based on historical write-off experience and patterns that have developed with respect to the type of receivable and an analysis of the collectibility of current amounts. Past due balances that are not specifically reserved for are reviewed individually for collectibility. Specific accounts receivable invoices are charged off against the allowance when the Company determines that collection is unlikely. Credit risk with respect to trade accounts receivable is limited due to the long standing relationships with significant customers and their relative financial stability. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains allowances for potential credit losses when necessary. The Company does not have any off-balance sheet credit exposure related to its customers.

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

Capital improvements to vessels made during special surveys are capitalized when incurred and amortized over the 5-year period until the next special survey. Capital improvements made during special surveys totaled $2.1 million for the year ended December 31, 2005. There were no special surveys in 2004 or 2003.

Impairment of long-lived assets:

The Company is required to review its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Upon the occurrence of an indicator of impairment, Long-lived assets are measured for impairment when the estimate of undiscounted future cash flows expected to be generated by the asset is less than its carrying amount. Measurement of the impairment loss is based on the asset grouping and is calculated based upon comparison of the fair value to the carrying value of the asset grouping.

Recent accounting pronouncements:

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R Accounting for Stock-Based Compensation (“SFAS No. 123R”), that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123R replaces SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), and supersedes APB 25. This statement is effective for the Company on January 1, 2006. Entities that used the fair-value-based method for either recognizing or disclosure under SFAS No. 123 will apply this revised Statement using a modified version of prospective application. Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost is recognized on or after the required effective date based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for periods are adjusted on a basis consistent with the pro forma disclosures required for those periods under SFAS No. 123. The Company is currently evaluating the impact of adopting SFAS No. 123R, but it does not anticipate it having a material effect on the Company’s Consolidated Financial Statements.

On January 17, 2003, the FASB issued FASB Interpretation No. 46R, ("FIN 46R"), Consolidation of Variable Interest Entities. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. A variable interest entity is required to be consolidated by the company that has a majority of the expected losses or profits of the variable interest entity. The consolidation provisions of FIN 46R, as revised, were effective immediately for interests created after January 31, 2003 and were effective on March 31, 2004 for interests created before February 1, 2003. FIN 46R did not have a significant impact on the Company’s Consolidated Financial Statements.

C. Research and development, patents and licenses, etc.

Not applicable

D. Trend information

The Company’s fleet of product tankers consists of six single hull Medium Range (MR) tankers of about 40,000 DWT, and one double sided Long Range (LR) Panamax tanker of 68,000 DWT. Six of these vessels are currently on time charters with original length of one year or more and one is operated in the spot market.

The Company’s fleet of OBOs consists of seven vessels within the range of 74,000 to 98,000 DWT. Six of these OBOs are currently on time charters with original length of two years or more and one is operated in the spot market. The Company expects to operate these vessels in both the voyage (spot) markets and on long-term time charters as the existing time charters expire.

The Company entered into a contract in 2006 to convert its single hull product tankers to fully compliant double hull vessels in 2006-2007 to extend their useful trading life beyond IMO and OPA regulatory phase out dates for single hull tankers.

E. Off-balance sheet arrangements

During 2005, the Company entered into interest rate swap agreements to convert variable rate debt to fixed rate debt to mitigate its risk to variability in the cash flows attributable to certain future interest payments. These instruments did not qualify for hedge accounting in accordance with FAS 133. At December 31, 2005, the fair value of such interest rate swaps was not material.

F. Tabular disclosure of contractual obligations

At December 31, 2005, the Company’s contractual obligations consist of the OBO Holdings, Ltd. and the Cliaship Holdings Corp. floating rate facilities. The mortgage rate is stated as a margin (which varies from 1% to 2.25%) over LIBOR. The aggregate maturities, including an estimate of the interest payable are as follows:

	Principal	Interest[1]	Total

2006	$32,602,000	$7,596,000	$40,198,000
2007	29,415,000	5,819,000	35,234,000
2008	23,500,000	4,310,000	27,810,000
2009	18,100,000	3,133,000	21,233,000
2010	46,048,000	1,887,000	47,935,000
	$149,665,000	$22,745,000	$172,410,000

1 Interest is calculated using the 3 month LIBOR rate in effect at December 31, 2005 and the balance outstanding for the period. The Company does not expect changes in the rate to have a material impact on the Company’s financial statements due to the mitigation of such risk resulting from interest rate swaps.

G. Forward Looking Statements

This Annual Report contains certain statements, other than statements of historical fact, that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used herein, the words “anticipates,” “believes,” “seeks,” “intends,” “plans,” or “projects” and similar expressions are intended to identify forward-looking statements. The forward-looking statements express the current beliefs and expectations of management and involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such difference include, but are not limited to, those set forth in this Annual Report and the Company’s filings with the Securities and Exchange Commission. Further, although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Annual Report will prove to be accurate.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The directors and executive officers of the Company as of March 31, 2006 are as follows:

Name	Age	Position with the Company

Michael S. Hudner	59	Chairman of the Board, President and Chief Executive Officer and Class A Director
Trevor J. Williams	63	Vice President and Class A Director
R. Anthony Dalzell	61	Treasurer and Chief Financial Officer and Class B Director
Charles L. Brock	63	Class B Director
John M. LeFrere	60	Class A Director
Anthony J. Hardy	66	Class A Director
Per Ditlev-Simonsen	73	Class B Director
O. Michael Lewis	56	Director

All directors and executive officers of the Company were first elected in June 1988 except Mr. LeFrere, who was elected a director in December 1995, Mr. Dalzell, who was appointed to his position as Treasurer and Chief Financial Officer in March 1997 and elected as Class B Director in June 1997, Messrs. Hardy and Ditlev-Simonsen, who were elected directors in February 1998 and Mr. Lewis, who was appointed in November 2005 for election at the 2006 Annual Meeting of Shareholders.

Pursuant to the Company-'s Articles of Incorporation, the Board of Direc-tors is divided into two classes of at least three persons each. Each class is elected for a two-year term. The Class A directors will serve until the 2006 annual meeting and the Class B directors will serve until the 2007 annual meeting of shareholders. Officers are appointed by the Board of Directors and serve until their succes-sors are appointed and qualified. Former Class B director Roger M. Jones retired during 2000 and has not been replaced.

Michael S. Hudner Michael S. Hudner has been President and Chief Executive Officer and a director of the Company since 1988 and Chairman of the Board of the Company since October 1993. He is also President and a director of BHM, a director of Protrans and has a controlling ownership interest, and is President and a director of NMS. Since 1978, Mr. Hudner, in his capacity as a partner in B+H Company ("BHC"), and its predecessor, was primarily responsible for the acquisition and financing of over 100 bulk carriers, product tankers and crude oil tankers for BHC and its affiliates and joint ventures (including all the vessels owned by the Company). Mr. Hudner is a member of the New York Bar, and is a member of the Council of the American Bureau of Shipping. Mr. Hudner is a US citizen and resides in Rhode Island, United States.

Trevor J. Williams Mr. Williams has been principally engaged since 1985 as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry. He is a director of PROTRANS and has been for more than five years a director and Vice President of the Company and BHM. Mr. Williams is a British citizen and resides in Bermuda.

R. Anthony Dalzell Mr. Dalzell has been affiliated with BHM since October 1995. He was appointed Treasurer and Chief Financial Officer of the Company in March 1997. Mr. Dalzell was Managing Director of Ugland Brothers Ltd., a U.K. based shipowner and shipmanager from March 1982 until March 1988. From April 1988 until December 1992, he was General Manager of NMS and Secretary and a Vice President of the Company. From June 1993 until October 1995, Mr. Dalzell was affiliated with B+H Bulk Carriers Ltd. Mr. Dalzell is a British citizen and resides in the United Kingdom.

Charles L. Brock Mr. Brock has been a member of the law firm of Brock Partners since April 1995 which firm acted as United States counsel for the Company from 1995 to 2000 and since June 2002, a member of the investment banking firm of Brock Capital Group. Mr. Brock is a US citizen and resides in East Hampton, New York, United States.

John M. LeFrere Mr. LeFrere has been a private investor and consultant to several major corporations since March 1996. From February 1993 to March 1996, he was a Managing Director of Bankers Trust Company of New York in charge of equity research for the Capital Markets Division. Mr. LeFrere is President of J. V. Equities Corp., an investment banking firm and a partner in several research and investment banking firms. Mr. LeFrere is a US citizen and resides in Florida, United States.

Anthony J. Hardy Mr. Hardy has been Chairman since 1986 of A.J. Hardy Limited of Hong Kong, a consulting firm to the shipping industry. Prior thereto, he was Chairman (1972-1986) and Managing Director (1965-1981) of the Wallem Group of Companies, a major international shipping group headquartered in Hong Kong. Mr. Hardy has devoted 40 years to many aspects of the shipping industry, such as shipbroking, ship management, offshore oil rigs, and marine insurance. He was Chairman of the Hong Kong Shipowners Association (1970-1973). Mr. Hardy is a British citizen and resides in Hong Kong.

Per Ditlev-Simonsen Mr. Ditlev-Simonsen is Chairman of the Board of Eidsiva Rederi ASA, an Oslo Stock Exchange listed shipping company with its main interests in bulk, car and ro-ro carriers. Mr. Ditlev-Simonsen has more than 35 years experience in international shipping and offshore drilling. In the years 1991-1996, he was Chairman of the Board of Christiana Bank og Kreditkasse, Norway’s second largest commercial bank and one of the world’s largest shipping banks. Mr. Ditlev-Simonsen, the Mayor of Oslo since 1995, has served as a member of the Norwegian Parliament and the Oslo City Council, and as Chairman of the Conservative Party in Oslo. He was also Minister of Defense in the Norwegian Government from October 1989 to November 1990. Mr. Ditlev-Simonsen is a Norwegian citizen and resides in Oslo, Norway.

O. Michael Lewis Mr. Lewis was the Senior Partner of London law firm Peachey & Co from 1997 to 2005 having been a partner since 1979. Mr Lewis specialised in advising international shipping groups. Mr. Lewis is a trustee of the Boris Karloff Charitable Foundation.

No family relationships exist between any of the executive officers and directors of the Company.

B.	Compensation

The Company does not pay salaries or provide other direct compensa-tion to its executive officers. Directors who are not officers of the Company are entitled to receive annual fees of $15,000, and the Chairman of the Audit Committee is entitled to receive an additional fee of $2,000 per month. Certain direc-tors and executive officers of the Company earn compensation indirectly through entities which provide services to the Compa-ny. (See Item 7).

C. Board practices

The By-Laws of the Company provide for an Audit Committee of the Board of Directors consisting of two or more directors of the Company designated by a majority vote of the entire Board. The Audit Committee consists of directors who are not officers of the Company and who are not and have not been employed by the Manager or by any person or entity under the control of, controlled by, or under common control with, the Manager. The Audit Committee is currently comprised of Messrs. Brock (Chairman), Ditlev-Simonsen and Lewis and is currently charged under the By-Laws with reviewing the following matters and advising and consulting with the entire Board of Directors with respect thereto: (a) the preparation of the Company’s annual financial statements in collaboration with the Company’s independent registered public accounting firm; (b) the performance by the Manager of its obligations under the Management Services Agreement with the Company; and (c) all agreements between the Company and the Manager, any officer of the Company, or affiliates of the Manager or any such officer. The Audit Committee, like most independent Board committees of public companies, does not have the explicit authority to veto any actions of the entire Board of Directors relating to the foregoing or other matters; however, the Company’s senior management, recognizing their own fiduciary duty to the Company and its shareholders, is committed not to take any action contrary to the recommendation of the Audit Committee in any matter within the scope of its review. See also “Item 6.A. Directors and senior management.”

D. Employees

The Company employed, as of December 31, 2005, four non-salaried individuals on a part-time basis as officers of the Company and, through its vessel-owning subsidiaries, utilizes the services of ap-proximately 212 officers and crew. The Company's vessels are manned principally by crews from the Philippines, Pakistan, Croatia, Turkey and India.

E. Share ownership

See “Item 7.A. Major shareholders.”

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information as of April 25, 2006, concerning the beneficial ownership of the common stock of the Company by (i) the only persons known by the Company's management to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all executive officers and directors of the Company as a group:

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Common Stock (a)
Northampton Holdings Ltd.	2,011,926	28.38%
Michael S. Hudner (b)	3,502,183	47.83%
Fundamental Securities International Ltd.	1,258,797	17.77%
Devonport Holdings Ltd. (c)	1,258,797	17.77%
B+H Management Ltd. (d)	231,460	3.16%
Charles L. Brock	—	*
R. Anthony Dalzell (e)	81,765	1.15%
John M. LeFrere	—	*
Anthony J. Hardy	—	*
Per Ditlev-Simonsen	—	*
Trevor J. Williams (f)	3,502,183	47.83%
UBS AG (g)	1,052,000	14.86%
Gandara Advisors EU (h)	1,018,000	14.37%
HBK Investments L.P. (i)	402,400	5.70%
Nordic Alpha plc (j)	416,870	5.88%
Orkla Finans Kapitalforvaltning ASA (k)	416,870	5.88%
All executive officers and directors as a group (8 persons)	3,583,948	48.95%
 * Less than 1%

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

(b)
Comprised of shares shown in the table as held by Northampton Holdings Ltd. (“NHL”), Fundamental Securities International Ltd. (“Fundamental”) and B+H Management Ltd. (“BHM”). Mr. Hudner is a general partner in the partnership which is the ultimate parent of Fundamental and a general partner in the ultimate owner of the general partner of B+H/Equimar 95 Associates, L.P. (“95 Associates”), which is a 60.6% owner of NHL. Fundamental is a 30.3% shareholder of NHL. Mr. Hudner is a 45% shareholder, a director and President of BHM. Accordingly, Mr. Hudner may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental and BHM.

(c)	Devonport Holdings Ltd. is a general partner of the partnership that is the ultimate parent of Fundamental and is also a general partner in the ultimate owner of the general partner of 95 Associates.

(d)	Comprised of shares to be issued by the Company upon exercise of options granted to BHM.

(e)	Includes 61,540 shares held by an affiliated corporation of Mr. Dalzell.

(f)
Comprised of shares shown in the table for NHL plus the shares held by Fundamental. Mr. Williams is president and a director of Fundamental and the president and a director of 95 Associates. Mr. Williams is a 20% shareholder and a Vice President of BHM. Accordingly, Mr.  Williams may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental and BHM.

(g)   Per Schedule 13F, as filed with the Unites States Securities and Exchange Commission as of December 2005.

(h)   Per Schedule 13F, as filed with the United States Securities and Exchange Commission as of December 2005

(i)   Per Schedule 13G, as filed with the United States Securities and Exchange Commission as of April 6, 2006.

(j)   Per Schedule 13G, as filed with the United States Securities and Exchange Commission as of January 31, 2006.

(k)   Comprised of shares held by Nordic Alpha plc., as investment manager of the Company.
B. Related party transactions

BHM/NMS/BHES/PROTRANS

The shipowning activities of the Company are managed by B+H Management Ltd. (“BHM”) under a Management Services Agreement (the “Management Agreement") dated June 27, 1988 and amended on October 10, 1995, subject to the oversight and direction of the Company's Board of Directors.

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

Mr. Hudner is President of BHM. Mr. Hudner is the sole shareholder of NMS. BHM is technical manager of the Company’s wholly-owned vessels under technical management agreements. BHM employs B&H Equimar Singapore (PTE) Ltd., (“BHES”), to assist with certain duties under the technical management agreements. BHES is a wholly-owned subsidiary of BHM.

Currently, the Company pays BHM a monthly rate of $6,034 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index. During the years ended December 31, 2005, 2004 and 2003, the Company paid BHM fees of approximately $797,000, $460,000 and $860,000, respectively for these services. The total fees vary due to the change in the number of fee months resulting from changes in the number of vessels owned during each period.

The Company also pays BHM a monthly rate of $12,388 per MR product tanker and $15,000 per Panamax product tanker or OBO for technical management services, which may be adjusted annually for any increases in the Consumer Price Index. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the years ended December 31, 2005, 2004 and 2003, the Company paid BHM fees of approximately $2,040,000, $1,274,000 and $1,673,000, respectively for these services. The total fees increased in 2005 due to the acquisition of 5 new vessels, all of which are charged at the higher rates noted above.

The Company engages BHM to provide commercial management services at a monthly rate of $9,825 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM. Commercial managers provide marketing and operations services. During the years ended December 31, 2005, 2004 and 2003, the Company paid BHM fees of approximately $1,238,000, $993,000 and $1,327,000, respectively for these services. The total fees increased in 2005 due to the increase in the number of fee months resulting from the increase in the number of vessels owned.

The Company engaged Centennial Maritime Services Corp. (“Centennial”), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the years ended December 31, 2005, 2004 and 2003, the Company paid Centennial manning fees of approximately $370,000, $215,000 and $329,000, respectively.

BHM received brokerage commissions of $85,000 in connection with the sale of the M/T COMMUTER in August 2005. BHM received brokerage commissions of $194,000 in connection with the purchase of the OBO SACHUEST in April 2004. The Company also paid BHM standard industry chartering commissions of $333,000 in 2005 in respect of certain time charters in effect during those periods. Clearwater Chartering Corporation, a company affiliated through common ownership, was paid $1,194,000 in 2005, $980,000 in 2004 and $1,390,000 in 2003 for standard industry chartering commissions.

During 2005, 2004 and 2003, the Company paid fees of $60,000, $205,000 and $240,000 to J.V. Equities, Inc. for consulting services rendered. J.V. Equities is controlled by John LeFrere, a director of the Company.  In December, 2004, in a restructuring of the Company’s consulting arrangement, J.V. Equities, terminated its existing consulting arrangement providing for payments of $240,000 per year, surrendered an option to purchase 307,000 shares of Company common stock exercisable at $1.00 per share, and received a fee of $644,000 as consideration for canceling the options, which was recorded as a charge to paid in capital in the Company’s Consolidated Balance Sheets at December 31, 2004.  J. V. Equities will receive additional payments aggregating $1,396,000, consisting of $5,000 per month payable in 2005, and $41,750 per month from January 2006 through August 2008.

During 2005, 2004 and 2003, the Company paid fees of $49,334, $27,000 and $58,000, respectively, to Dean Investments for consulting services rendered. Dean Investments is controlled by R. Anthony Dalzell, the Chief Financial Officer, Vice President and a director of the Company.

During 1998, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. During 2005, an additional 8,065 shares, bringing the total to 48,391 shares, have been issued from treasury stock being held for this purpose. Compensation cost of $102,000, $89,000 and $35,000 based on the market price of the shares at the date of issue was included as management fees to related parties in the Consolidated Statement of Operations as of December 31, 2005, 2004 and 2003 respectively.

Effective December 31, 2000, the Company granted 600,000 stock options, with a value of $78,000 to BHM as payment for services in connection with the acquisition of the Notes. The exercise price is the fair market value at the date of grant and the options are exercisable over a ten-year period.

Information regarding these stock options is as follows:

	Shares	Option Price
Outstanding at January 1, 2005	293,000	$ 1.00
Granted	-	-
Exercised	61,540	1.00
Outstanding at December 31, 2005	231,460	$ 1.00

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

For the policy period ending February 20, 2006, the Company placed 100% of its Hull and Machinery (“H&M”) insurance in excess of claims of $125,000 each incident with NAL up to a maximum of an average of $64,750 each incident on  one  vessel, up to  an average of $42,500 each incident on six  vessels and up to an average of $61,250 each incident on one vessel. In addition, the Company placed  (a) 75% of its H&M insurance in excess of between $125,000 and  $220,000 each incident  and (b) 100% of its Loss of Hire insurance in excess of 14 or 21 days deductible with NAL, which risks NAL fully reinsured with third party carriers.

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

For the periods ending December 31, 2005, 2004 and 2003, vessel operating expenses on the Consolidated Statements of Operations include approximately $780,000, $900,000 and $1,033,000, respectively, of insurance premiums paid to NAL (of which $637,000, $684,000 and $851,000, respectively, was ceded to reinsurers) and approximately $123,000, $133,000 and $189,000, respectively, of brokerage commissions paid to NAL. The Company had accounts payable to NAL at December 31, 2005 of $340,000 and at December 31, 2004 of $339,000. NAL paid consulting fees of $174,000 during each of the three years ending December 31, 2005 to R. Anthony Dalzell and a company controlled by Mr. Dalzell.

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

A.8. Policy on dividend distributions

The Company has a policy of investment for future growth and does not anticipate paying cash dividends on the common stock in the foreseeable future. The payment of cash dividends on shares of common stock will be within the discretion of the Company’s Board of Directors and will depend upon the earnings of the Company, the Company’s capital requirements and other financial factors which are considered relevant by the Company’s Board of Directors. Both the Cliaship and the OBO Holdings Ltd. loan facilities restrict the payment of dividends.

B. Significant changes

Not applicable

Item 9. THE OFFER AND THE LISTING

A. Offer and listing details

The following table sets forth, for the last six months, the high and low sales price, for the two most recent fiscal years, the quarterly high and low sales prices and for the prior three fiscal years, the annual high and low sales price for a share of Common Stock on the American Stock Ex-change:

Sales price	High	Low

1st Quarter	24.40	9.50
2nd Quarter	22.85	17.70
3rd Quarter	21.80	16.00
4th Quarter	20.80	17.00

July	21.45	16.00
August	20.12	17.70
September	21.80	19.40
October	20.80	19.15
November	20.45	17.00
December	19.40	18.00

2004

1st Quarter	18.30	9.90
2nd Quarter	22.30	8.10
3rd Quarter	27.43	7.60
4th Quarter	27.15	12.50

Annual

2003	16.65	6.50
2002	8.20	4.90
2001	6.25	0.40
2000	2.25	0.25
1999	4.00	1.00

As of December 31, 2005, there were 222 record holders of Common Stock, 179 of whom, holding approximately 81% of the outstanding shares of Common Stock, had registered addresses in the United States.

B.	Plan of distribution

Not applicable

C.   Markets

The Company's Common Stock has been publicly held and listed for trading on the American Stock Exchange since the completion of the Company's public offering in August 1988. The symbol for the Company's Common Stock on the American Stock Exchange is "BHO." The Common Stock is also listed for trading on the VPS system in Norway and is currently in the process of applying for listing with the Oslo Bors.

Item 10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable

B.	Memorandum and articles of association

The Articles of Incorporation of the Company as amended July 25, 1988, were filed as Ex-hibit 3.1 to the Company's Registra-tion State-ment on Form S-1, Registration No. 33-22811 (“the Registration Statement”). The Amendment adopted October 11, 1995 to the Articles of Incorporation of the Company, was filed as Exhibit 1.1(i) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1995. The Amendment adopted October 21, 1998 to the Articles of Incorporation, was filed as Exhibit 1.2(ii) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1998.

The By-Laws of the Company, were filed as Exhibit 3.2 to the Registration Statement. The Amendment adopted October 11, 1995 to the By-Laws of the Company, was filed as Exhibit 1.2(i) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1995. The Amendment adopted October 21, 1998 to the By-Laws of the Company, was filed as Exhibit 1.2(iii) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1998.

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

H.   Documents on Display

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20459. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrant’s have filed electronically with the SEC. In addition, documents referred to in this annual report may be inspected at our offices located at 3rd Floor, Par La Ville Place, 14 Par La Ville Road, Hamilton HM 08, Bermuda.

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

Credit Risk. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company maintains its cash accounts with various major financial institutions in the United States, the United Kingdom and Norway. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

Credit risk with respect to trade accounts receivable is limited due to the long standing relationships with significant customers and their relative financial stability. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains allowances for potential credit losses. At December 31, 2005, the Company’s largest accounts receivable balance represented 81% of total accounts receivable. At December 31, 2004, the Company’s three largest accounts receivable balances represented 82% of total accounts receivable. The allowance for doubtful accounts was $229,000 at December 31, 2005 and $137,000 at December 31, 2004.

In 2005, revenues of $23.9 million from TTMI Sarl represented 32.0% of total revenues, revenues of $13.5 million from FR8 Singapore Pte. Ltd. represented 18.1% of total revenues and revenues of $9.8 million Swissmarine Services SA represented 13.1% of total revenues. During 2004, revenues of $8.2 million from Lexington Shipping Corp., $7.2 million from Bunge Global Markets and $5.8 million from Swissmarine Services represented 15.9%, 13.9% and 11.2%, respectively of total revenues. Revenues in 2003 included charter hire revenues of $10.4 million from Bunge Global Markets, $6.8 million from Shell International and $6.6 million from Lexington Shipping representing 18.9%, 12.3% and 11.9% of total revenues, respectively.

Interest Rate Fluctuation.    The Company’s debt contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. The Company does not expect this rate to fluctuate dramatically, however slight increases can be expected. The Company does not expect rate changes to have a material adverse effect on the liquidity and capital resources due to the mitigation of such risk resulting from interest rate swaps.

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

Inflation.    Although inflation has had a moderate impact on its trading fleet’s operating and voyage expenses in recent years, management does not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Asset/Liability Risk Management

The Company continuously measures and quantifies interest rate risk and foreign exchange risk, in each case taking into account the effect of hedging activity. The Company uses derivatives as part of its asset/liability management program in order to reduce Interest rate exposure arising from changes in interest rates. The Company does not use derivative financial instruments for the purpose of generating earnings from changes in market conditions. Before entering into a derivative transaction, the Company determines that there is a high correlation between the change in value of, or the cash flows associated with, the hedged asset or liability and the value of, or the cash flows associated with, the derivative instrument

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.  CONTROLS AND PROCEDURES

A.
As of the end of the period covered by this annual report, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was carried out under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company’s management has concluded that the Company’s disclosure controls and procedures are effective to ensure that material information relating to the Company and its consolidated subsidiaries is made known to them, particularly during the period when our periodic reports are being prepared.

B.
Subsequent to the date of management’s evaluation, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Charles Brock who is the Chairman of the Audit Committee, is duly qualified as a Financial Expert.

Item 16B. CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to all officers, directors and employees (collectively, the “Covered Persons”). The Company expects each of the Covered Persons to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, to comply with all applicable laws, rules and regulations, to deter wrongdoing, and to abide by the Code of Ethics.

Any change to or waiver of the Code of Ethics for Covered Persons must be approved by the Board and disclosed promptly to the Company’s shareholders.

The Company undertakes to provide a copy of the Code of Ethics, free of charge, upon written request to the Secretary at the following address: B+H Ocean Carriers, Ltd, 3rd Floor, Par La Ville Place, 14 Par La Ville Road, Hamilton HM 08, Bermuda, Attention: Deborah Paterson.

Item 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees, including reimbursements for expenses, for professional services rendered by Ernst & Young LLP for the audit of the Company’s financial statements for the years ended December 31, 2005 was $86,000. The fees for PricewaterhouseCoopers, LLP for the audit of the Company’s annual financial statements for the years ended December 31, 2004 and 2003 were $112,500 and $115,000, respectively. Neither Ernst & Young LLP or PricewaterhouseCoopers, LLP provided other services to the Company.

Item 17. FINANCIAL STATEMENTS

The Company has elected to furnish the financial statements and related information specified in Item 18

Item 18. FINANCIAL STATEMENTS

        The following Consolidated Financial Statements of the Company and its subsidiaries appear at the end of this Annual Report:
Page No.
Consolidated Financial Statements:

Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2005 and 2004	F-4

Consolidated Statements of Operations for the Years Ended
December 31, 2005, 2004 and 2003	F-5

Consolidated Statements of Changes in Stockholders’ Equity
for the Years Ended December 31, 2005, 2004 and 2003	F-6

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2005, 2004 and 2003	F-7

Notes to Consolidated Financial Statements	F-8

Item 19. EXHIBITS.

I.	Revolving Reducing and Term Loan Agreement dated October 18, 2005 between Nordea Bank Norge ASA and OBO Holdings Ltd. Providing for a $138,100,000 Secured Term Loan Facility.

The following documents have been filed as Exhibits to the Annual Report on Form 20-F of B+H Ocean Carriers Ltd., incorporated herein by reference:

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
Date: May 23, 2006
By: /s/Michael S. Hudner
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

4. The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

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

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report based on such evaluation; and

(d)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting; and

5. The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: May 23 , 2006
By: /s/ Michael S. Hudner
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

4. The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

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

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report based on such evaluation; and

(d)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting; and

5. The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: May 23 , 2006
By: /s/R. Anthony Dalzell
R. Anthony Dalzell
Treasurer and Chief Financial Officer And Class B Director

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of B+H Ocean Carriers Ltd.; (the “Company”) on Form 20-F for the year ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael S. Hudner, Chairman of the Board, President and Chief Executive Officer and Class A Director of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

(1)The Report fully complies with the requirements of Section 13 (a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 23 , 2006
By: /s/ Michael S. Hudner
Michael S. Hudner
Chairman of the Board, President and Chief Executive Officer and Class A Director

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 - continued --------------------------

In connection with the Annual Report of B+H Ocean Carriers Ltd.; (the “Company”) on Form 20-F for the year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, R. Anthony Dalzell, Treasurer and Chief Financial Officer and Class B Director of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13 (a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(3)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 23 , 2006
By: /s/R. Anthony Dalzell
R. Anthony Dalzell
Treasurer and Chief Financial Officer And Class B Director

Item 18. FINANCIAL STATEMENTS.

B+H Ocean Carriers Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
B+H Ocean Carriers Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of B+H Ocean Carriers Ltd. and its subsidiaries (the “Company”) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Boston, MA
April 6, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
B+H Ocean Carriers Ltd.

We have audited the accompanying consolidated balance sheet of B+H Ocean Carriers Ltd. as of December 31, 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of B+H Ocean Carriers Ltd. at December 31, 2005 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP
Providence, RI
April 12, 2006

B+H Ocean Carriers Ltd.
Consolidated Balance Sheets
December 31, 2005 and 2004

ASSETS	2005	2004
CURRENT ASSETS:
Cash and cash equivalents	$60,827,651	$12,063,022
Marketable securities	567,566	198,270
Trade accounts receivable, less allowance for doubtful accounts of $229,000 and $137,000 in 2005 and 2004, respectively	2,258,572	5,545,504
Inventories	855,086	770,381
Prepaid expenses and other current assets	1,210,915	766,827
Total current assets	65,719,790	19,344,004

Vessels, at cost:
Vessels	249,067,385	94,705,496
Less - Accumulated depreciation	(34,900,653)	(31,608,510)
	214,166,732	63,096,986
Other assets	1,536,764	461,313

Total assets	$281,423,286	$82,902,303

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,025,919	$5,331,028
Accrued liabilities	1,747,909	2,298,824
Accrued interest	454,620	267,842
Current portion of mortgage payable	32,602,000	10,800,000
Deferred income	5,415,416	1,299,414
Other liabilities	59,836	76,086
Total current liabilities	44,305,700	20,073,194

Mortgage payable	117,063,472	18,465,472

Commitments and contingencies (Note 7)	-	-

SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
no shares issued and outstanding	-	-
Common stock, $0.01 par value; 30,000,000 shares authorized;
7,557,268 shares issued, 7,081,920 and 3,839,242 shares
outstanding as of December 31, 2005 and 2004, respectively	75,572	43,140
Paid-in capital	94,042,310	37,538,669
Retained earnings	29,905,939	9,807,294
Treasury stock	(3,969,707)	(3,025,466)
Total shareholders' equity	120,054,114	44,363,637
Total liabilities and shareholders' equity	$281,423,286	$82,902,303

The accompanying notes are an integral part of these consolidated financial statements.

B+H Ocean Carriers Ltd.
Consolidated Statements of Operations
For the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Revenues:
Voyage, time and bareboat charter revenues	$71,388,561	$51,362,910	$55,156,875
Other revenue	514,491	-	-
Total revenues	71,903,052	51,362,910	55,156,875

Operating expenses:
Voyage expenses	6,033,470	9,663,653	19,373,318
Vessel operating expenses, drydocking and survey costs	26,369,749	19,742,875	25,089,187
Depreciation and amortization	11,917,359	7,763,640	9,024,806
(Gain) loss on sale of vessels	(828,115)	4,682,965	16,187,604
General and administrative:
Management fees to related party	898,490	548,653	891,570
Consulting and professional fees, and other expenses	2,899,123	3,206,483	3,006,315
Total operating expenses	47,290,076	45,608,269	73,572,800

Income (loss) from vessel operations	24,612,976	5,754,641	(18,415,925)

Other income (expense):
Gain on retirement of 9-7/8% First Preferred Ship Mortgage Notes	-	-	6,803,965
Interest expense	(5,604,637)	(1,361,753)	(1,506,023)
Interest income	1,221,010	32,857	1,832
Loss to minority interest in subsidiary	-	-	23,866
Other expense	(130,704)	(1,730)	-
Total other (expenses) income, net	(4,514,331)	(1,330,626)	5,323,640

Net income (loss)	$20,098,645	$4,424,015	$(13,092,285)

Basic earnings (loss) per common share	$3.44	$1.15	$(3.41)

Diluted earnings (loss) per common share	$3.30	$1.00	$(3.41)

Weighted average number of common shares outstanding:
Basic	5,844,301	3,839,242	3,835,269
Diluted	6,092,522	4,404,757	3,835,269

The accompanying notes are an integral part of these consolidated financial statements.

B+H Ocean Carriers Ltd.
Consolidated Statements of Changes in Shareholders' Equity

	Common	Treasury	Paid-in	Retained
	Stock	Stock	Capital	Earnings	Total

Balance, December 31, 2002	$43,140	$(3,008,951)	$38,041,981	$18,475,564	$53,551,734
Net loss				(13,092,285)	(13,092,285)
Contribution from minority shareholder			93,990		93,990
Treasury shares issued (1)		28,815	6,372		35,187
Treasury shares acquired (2)		(93,722)			(93,722)

Balance, December 31, 2003	43,140	(3,073,858)	38,142,343	5,383,279	40,494,904
Net income				4,424,015	4,424,015
307,000 Options cancelled (3)			(644,000)		(644,000)
8,065 Treasury shares issued (1)		48,392	40,326		88,718

Balance, December 31, 2004	43,140	(3,025,466)	37,538,669	9,807,294	44,363,637
Net income				20,098,645	20,098,645
Common stock issued (4)	32,432		56,643,497		56,675,929
8,065 Treasury shares issued (1)		48,240	53,382		101,622
61,540 Treasury shares issued (2)		254,778	(193,238)		61,540
70,170 Treasury shares acquired (5)		(1,247,259)			(1,247,259)

Balance, December 31, 2005	$75,572	$(3,969,707)	$94,042,310	$29,905,939	$120,054,114

Shares outstanding at December 31, 2005, 2004 and 2003 totaled 7,081,920, 3,839,242 and 3,831,177, respectively.

(1)	Treasury shares issued per 1998 Agreement, see NOTE 5.
(2)	Pursuant to a program to repurchase up to 600,000 shares for reissuance to B+H Management Ltd. (“BHM”) when options are exercised. See NOTE 5.
(3)	Options cancelled, see NOTE 5.
(4)	Private placement of shares, see NOTE 3.
(5)	Pursuant to a program to repurchase up to 10% of the Company’s shares, which was authorized by the Board of Directors in October 2005.

Treasury shares outstanding are as follows:

Treasury shares outstanding at December 31, 2002	474,503
Treasury shares acquired	13,100
Treasury shares issued	(4,755)
Treasury shares outstanding at December 31, 2003	482,848
Treasury shares acquired	-
Treasury shares issued	(8,065)
Trasury shares outstanding at December 31, 2004	474,783
Treasury shares acquired	70,170
Treasury shares issued	(69,605)
Trasury shares outstanding at December 31, 2005	475,348

The accompanying notes are an integral part of these consolidated financial statements.

B+H Ocean Carriers Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$20,098,645	$4,424,015	$(13,092,285)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Vessel depreciation	10,199,748	5,525,640	6,628,806
Amortization of deferred charges	1,717,611	2,238,000	2,396,000
(Gain) loss on sale of vessels	(828,115)	4,682,965	16,187,604
Income to minority interest in subsidiary	-	-	(23,866)
Provision for bad debts	92,000	29,394	-
Loss on fair value of marketable securities	130,704	1,730	-
Gain on retirement of 9-7/8% First Preferred Ship Mortgage Notes	-	-	(6,803,965)
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	3,194,932	(3,750,890)	2,490,483
(Increase) decrease in inventories	(84,705)	137,566	895,674
(Increase) decrease in prepaid expenses and other current assets	(444,088)	126,606	(11,089)
(Decrease) increase in accounts payable	(1,305,109)	(2,115,851)	515,261
(Decrease) increase in accrued liabilities	(550,915)	533,947	(296,395)
Increase (decrease) in accrued interest	186,778	78,973	(1,227,860)
Increase (decrease) in deferred income	4,116,002	569,159	(58,572)
Decrease in other liabilities	(16,250)	(18,356)	(602,432)
Payments for special surveys	(2,084,866)	-	-
Total adjustments	11,636,727	8,038,883	20,089,649
Net cash provided by operating activities	34,422,372	12,462,898	6,997,364

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase and investment in vessels	(167,750,000)	(20,589,234)	-
Proceeds from sale of vessels	7,918,810	9,239,985	13,209,375
Purchase of marketable securities	(500,000)	(200,000)	-
Net cash (used in) provided by investing activities	(160,331,190)	(11,549,249)	13,209,375

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt financing costs	(1,318,385)	(359,655)	(71,894)
Contribution from minority shareholder	-	-	93,990
Retirement of 9-7/8% First Preferred Ship Mortgage Notes	-	-	(5,075,971)
Issuance of common stock, net of issuance costs	56,675,929
Purchase of treasury stock	(1,247,259)	-	(93,722)
Repurchase of options	-	(644,000)	-
Issuance of treasury shares	163,162	88,718	35,187
Proceeds from vessel financing	145,000,000	19,000,000	4,995,298
Related party loan	-	(944,686)	944,686
Payments of mortgage principal	(24,600,000)	(8,899,828)	(25,712,748)
Net cash provided by (used in) financing activities	174,673,447	8,240,549	(24,885,174)

Net increase (decrease) in cash and cash equivalents	48,764,629	9,154,198	(4,678,435)
Cash and cash equivalents, beginning of year	12,063,022	2,908,824	7,587,259
Cash and cash equivalents, end of year	$60,827,651	$12,063,022	$2,908,824

Supplemental schedule of noncash financing and investing transactions (NOTE 9).

7The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1-ORGANIZATION

B+H Ocean Carriers Ltd. (the "Company"), a Liberian Corporation, was incorporated in April 1988 and was initially capitalized on June 27, 1988. The Company is engaged in the business of acquiring, investing in, owning, operating and selling product tankers and bulk carriers. In August 1988, the Company completed a public offering of 4,000,000 shares of its common stock. In May 2005, the Company made a private offering of 3,243,243 shares of its common stock. See NOTE 3.

As of December 31, 2005, the Company owned and operated six medium range and one panamax product tanker and five OBO (Ore/Bulk/Oil) combination carriers. As of December 31, 2004, the Company owned and operated seven product tankers and one combination carrier. At December 31, 2003, the Company owned and operated nine product tankers.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting:

The accompanying Consolidated Financial Statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies follows.

Principles of consolidation:

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries, including Cliaship Holdings Ltd. (“Cliaship”), Equimar Shipholdings Ltd. (“Equimar”), OBO Holdings Ltd. (“OBO Holdings”) and Product Transport Corporation Ltd. (“Protrans”). All significant intercompany transactions and accounts have been eliminated in consolidation.

Revenue recognition, trade accounts receivable and concentration of credit risk:

Revenues from voyage and time charters are recognized in proportion to the charter-time elapsed during the reporting periods. Charter revenue received in advance is recorded as deferred income until charter services are rendered.

Under a voyage charter, the Company agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight per ton of cargo or an agreed lump sum amount. Voyage costs, such as canal and port charges and bunker (fuel) expenses, are the Company’s responsibility. Voyage revenues and voyage expenses include estimates for voyage charters in progress which are recognized on a percentage-of-completion basis by prorating the estimated final voyage profit using the ratio of voyage days completed through year end to the total voyage days.

Under a time charter, the Company places a vessel at the disposal of a charterer for a given period of time in return for the payment of a specified rate per deadweight ton (“DWT”) capacity per month or a specified rate of hire per day. Voyage costs are the responsibility of the charterer. Revenue from time charters in progress is calculated using the daily charter hire rate, net of brokerage commissions, multiplied by the number of on-hire days through the year-end. Revenue recognized under long-term variable rate time charters is equal to the average daily rate for the term of the contract.

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company maintains its cash accounts with various high quality financial institutions in the United States, the United Kingdom and Norway. The Company performs periodic evaluations of the relative credit standing of these financial institutions. At various times throughout the year, the Company may maintain certain US bank account balances in excess of Federal Deposit Insurance Corporation limits. The Company does not believe that significant concentration of credit risk exists with respect to these cash equivalents.

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the total losses likely in its existing accounts receivable. The allowance is based on historical write-off experience and patterns that have developed with respect to the type of receivable and the analysis of collectibility of current amounts. Past due balances that are not specifically reserved for are reviewed individually for collectibility. Specific accounts receivable invoices are charged off against the allowance when the Company determines that collection is unlikely. Credit risk with respect to trade accounts receivable is limited due to the long standing relationships with significant customers and their relative financial stability. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains allowances for potential credit losses when necessary. The Company does not have any off-balance sheet credit exposure related to its customers.

At December 31, 2005, the Company’s largest single accounts receivable balance represented 81% of total accounts receivable. At December 31, 2004, the Company’s three largest accounts receivable balances represented 82% of total accounts receivable.

In 2005, revenues of $23.9 million from TTMI Sarl represented 32.0% of total revenues, revenues of $13.5 million from FR8 Singapore Pte. Ltd. represented 18.1% of total revenues and revenues of $9.8 million from Swissmarine Services SA represented 13.1% of total revenues. During 2004, revenues of $8.2 million from Lexington Shipping Corp., $7.2 million from Bunge Global Markets and $5.8 million from Swissmarine Services represented 15.9%, 13.9% and 11.2%, respectively of total revenues. Revenues in 2003 included charter hire revenues of $10.4 million from Bunge Global Markets, $6.8 million from Shell International and $6.6 million from Lexington Shipping representing 18.9%, 12.3% and 11.9% of total revenues, respectively.

Basic and diluted net income per common share:

Basic net income per common share is computed by dividing the net income for the year by the weighted average number of common shares outstanding in accordance with Statement of Financial Accounting Standards No. 128 (“SFAS No. 128”), Earnings per Share. Diluted earnings per share (“EPS”) is calculated by dividing net income for the year by the weighted average number of common shares, increased by potentially dilutive securities. In 2005 and 2004, diluted EPS reflects the net effect on shares outstanding, using the treasury stock method, of the stock options granted to BHM in 2000 and the treasury shares held to satisfy the 1998 agreement discussed in NOTE 5.

In 2003, the net effect on shares outstanding, using the treasury stock method, of the stock options granted to BHM in 2000 and the treasury shares held to satisfy the 1998 agreement was anti-dilutive. There is therefore no difference between basic and diluted earnings per share in 2003.

	2005	2004	2003

Weighted average number of shares outstanding - basic	5,844,301	3,839,242	3,835,269
Net effect of outstanding stock options	232,090	541,319	521,363
Stock compensation shares not issued	16,131	24,196	32,261

Weighted average number of shares outstanding - diluted	6,092,522	4,404,757	4,388,893

Cash and cash equivalents:

Cash and cash equivalents include cash, certain money market accounts and overnight deposits with a maturity of 90 days or less when acquired.

Marketable Securities:
Investments consist of equity investments and money market accounts that are recorded at fair value determined on the basis of quoted market price. Such investments are classified as trading securities in accordance with SFAS No. 115, Accounting For Investments In Debt And Equity Securities. Interest income, unrealized gains and losses and realized gains and losses on sales of securities, are reflected as part of interest income.

Fair value of financial instruments:

The following method and assumptions were used to estimate the fair value of financial instruments included in the following categories:

The carrying amount reported in the accompanying Consolidated Balance Sheets for cash and cash equivalents and accounts receivable approximates their fair value due to the current maturities of such instruments.

The carrying amount reported in the accompanying Consolidated Balance Sheets for short-term debt approximates its fair value due to the current maturity of such instruments coupled with interest at variable rates that are periodically adjusted to reflect changes in overall market rates. The carrying amount of the Company’s variable rate long-term debt approximates fair value.

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

Capital improvements to vessels made during special surveys are capitalized when incurred and amortized over the 5-year period until the next special survey. Capital improvements for classification surveys, vessel upgrades and related work (referred to as “special surveys”) totaled $2.1 million for the year ended December 31, 2005. There were no special surveys in 2004 or 2003. Payments for special survey costs are characterized as operating activities on the Consolidated Statements of Cash Flows. Amortization of special survey costs is characterized as amortization of deferred charges on the Consolidated Statements of Cash Flows. Amortization of special surveys was previously included in depreciation and amortization on the Consolidated Statements of Cash Flows.

Repairs and maintenance:

Expenditures for repairs and maintenance and interim drydocking of vessels are charged against income in the year incurred. Repairs and maintenance expense approximated $1.8 million, $1.2 million and $1.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. Interim drydocking expense was approximately $0.9 million, $1.6 million and $3.6 million for the years ended December 31, 2005, 2004 and 2003 respectively.

Impairment of long-lived assets:

The Company is required to review its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Upon the occurrence of an indicator of impairment, long-lived assets are measured for impairment when the estimate of undiscounted future cash flows expected to be generated by the asset is less than its carrying amount. Measurement of the impairment loss is based on the asset grouping and is calculated based upon comparison of the fair value to the carrying value of the asset grouping.

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
Derivatives and hedging activities:

The Company accounts for derivatives in accordance with the provisions of SFAS No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS No. 133”). The Company uses derivatives to reduce market risks associated with its operations, principally changes in interest rates. Derivative instruments are recorded as assets or liabilities and are measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.

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

Recent accounting pronouncements:

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R Accounting for Stock-Based Compensation (“SFAS No. 123R”), that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123R replaces SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), and supersedes APB 25. This statement is effective for the Company as of January 1, 2006. Entities that used the fair-value-based method for either recognizing or disclosure under SFAS No. 123 will apply this revised Statement using a modified version of prospective application. Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost is recognized on or after the required effective date based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. The Company does not expect that the impact of adopting SFAS No. 123R will have a material effect on the Company’s Consolidated Financial Statements.

On January 17, 2003, the FASB issued FASB Interpretation No. 46R, ("FIN 46R"), Consolidation of Variable Interest Entities. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. A variable interest entity is required to be consolidated by the company that has a majority of the expected losses or profits of the variable interest entity. The consolidation provisions of FIN 46R, as revised, were effective immediately for interests created after January 31, 2003 and were effective on March 31, 2004 for interests created before February 1, 2003. FIN 46R did not have a significant impact on the Company’s Consolidated Financial Statements.

NOTE 3- ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS:

On May 25, 2005, the Company executed a private placement of 3,243,243 shares of Common Stock of the Company at a price of $18.50 per share, for aggregate gross proceeds of approximately $60 million. The newly issued shares will trade over the counter in Norway. The Company also obtained a listing on the Oslo Stock Exchange on April 12, 2006. The proceeds from the private placement have been and are expected to continue to be used for acquisitions of secondhand shipping tonnage, refinancing of debt and working capital.

Vessel acquisitions and related amendment of loan facility:

On February 4, 2005, the Company, through a wholly-owned subsidiary, acquired three 83,000 DWT OBO, combination tanker/bulk carriers built in 1993 and 1994, for a total of $110.2 million. Two of the vessels are time chartered for five years at $26,600, $24,600, $23,600, $22,600 and $20,600 per day for the first through fifth years, respectively. The third vessel is time chartered for five years at $26,000, $24,000, $23,000, $22,000 and $20,000, respectively, for years one through five. The Company has a profit sharing arrangement with the charterers which entitles the Company to 35% of the charterer’s profits from this vessel for years 2 through 5. In conjunction with the acquisition, the Company entered into a floating rate loan facility totaling $102 million. See NOTE 6-MORTGAGE PAYABLE.

On June 15, 2005, the Company, through a wholly-owned subsidiary, acquired a 74,800 DWT OBO built in 1992 for $33.25 million. The vessel is time chartered for three years at $23,500 per day. On November 8, 2005, the Company completed an additional drawdown on its floating rate facility to finance a portion of the purchase price. See NOTE 6-MORTGAGE PAYABLE.

On August 19, 2005, the Company, through a wholly-owned subsidiary, acquired a 68,500 DWT OBO built in 1991 for $24.3 million. The vessel is time chartered for three years at $23,500 per day. On November 8, 2005, the Company completed an additional drawdown on its floating rate facility to finance a portion of the purchase price. See NOTE 6-MORTGAGE PAYABLE.

On April 29, 2004, the Company, through a wholly-owned subsidiary, acquired a 98,000 DWT OBO, a combination tanker/bulk carrier built in 1986, for $19.4 million. Capital improvements made subsequent to acquisition to prepare the vessel for its intended use totaled $1.2 million, which were capitalized and included in the vessel’s carrying amount. The vessel is on timecharter until March 2006, plus or minus one month, at $27,000 per day. In conjunction with the acquisition, the Company refinanced the existing floating rate loan facility and borrowed an additional $19 million. See NOTE 6-MORTGAGE PAYABLE.

Issuance of 97/8% First Preferred Ship Mortgage Notes due 2007:

Effective June 25, 1997, Equimar issued 97/8% First Preferred Ship Mortgage Notes (the “Notes”) in the aggregate principal amount of $125,000,000. The Notes were fully and unconditionally guaranteed by the Company, the sole stockholder of Equimar, and by certain subsidiaries of Equimar (the “Subsidiary Guarantors”). The Notes were secured by first preferred ship mortgages on the 10 vessels owned by the Subsidiary Guarantors at December 31, 2001 and by certain other property and contract rights. During 2002, 2001, 2000 and 1998, the Company repurchased $1,250,000, $1,165,000, $109,355,000 and $1,000,000, respectively of the Notes. In April 2003, the Company acquired the remaining $12,230,000 face value of the Notes from unaffiliated entities for an aggregate cost of $5,100,000. The difference between the cost of the investment in bonds and the corresponding bond liability was recorded in consolidation as a gain on the retirement of debt and included as gain in the Consolidated Statements of Operations at December 31, 2003. The Notes issue was subsequently cancelled.

Vessel disposals:

On June 20, 2005, the Company, through a wholly-owned subsidiary, sold the vessel M/T COMMUTER for $8.5 million to an unaffiliated party. The excess of the sales proceeds over the book value of the vessel of $0.8 million is included in the Consolidated Statements of Operations for the year ended December 31, 2005.

On May 25, 2004, the Company, through a wholly-owned subsidiary, sold the vessel M/T SKOWHEGAN for $3.8 million to an unaffiliated party. The excess of the book value of the vessel over the sales proceeds of $4.1 million is included in the Consolidated Statements of Operations for the year ended December 31, 2004.

On December 7, 2004, the Company, through a wholly-owned subsidiary, sold the vessel M/T ACOAXET for $5.7 million to an unaffiliated party. The excess of the book value of the vessel over the sales proceeds of $0.6 million is included in the Consolidated Statements of Operations for the year ended December 31, 2004,. A portion of the net proceeds of the sale were used to repay a portion of the mortgage as required under the amended facility dated April 29, 2004. See NOTE 6.

In 2003, the Company, through wholly-owned subsidiaries, sold the vessels M/T CANSO for $2.7 million, M/T CHEBUCTO for $2.7 million, M/T CASCO for $2.6. million and M/T CATAUMET for $2.6 million. The aggregate excess of the book value of the vessels over the sales proceeds of $16.5 million is included in the Consolidated Statements of Operations for the year ended December 31, 2003. The net proceeds of the sale were used to repay a portion of the mortgage as required under the amendment dated April 16, 2003. See NOTE 6.

On November 6, 2003, the Company, through a 50% owned consolidated subsidiary, sold the vessel M/V ALLIANCE TRADER for $2.9 million. The excess of the selling price over the book value of $0.3 million is included in the Consolidated Statements of Operations for the year ended December 31, 2003. A portion of the proceeds was used to repay the balance of the floating rate loan facility dated November 26, 1996.

NOTE 4-OTHER ASSETS:

Other assets is comprised of the following:

	2005	2004

Debt financing and related fees	1,387,152	311,701
Other assets	149,612	149,612
Total other assets	$1,536,764	$461,313

Mortgage commitment and related fees totaling $1.3 million incurred in connection with the OBO Holdings loan facility dated February 23, 2005 and amended on October 18, 2005, are being amortized over the 5-year term of the loan. Mortgage commitment and related fees of $0.4 million, incurred in connection with the Cliaship loan facility dated April 29, 2004, are being amortized over the 5-year term of the loan. The remaining unamortized mortgage commitment fees of $283,000 incurred in connection with the Cliaship loan facility dated August 8, 2002 were written off in conjunction with the refinancing discussed in NOTE 6.

NOTE 5-RELATED PARTY TRANSACTIONS:

The shipowning activities of the Company are managed by an affiliate, B+H Management Ltd. (“BHM”) under a Management Services Agreement (the “Management Agreement") dated June 27, 1988 and amended on October 10, 1995, subject to the oversight and direction of the Company's Board of Directors.

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

   Mr. Hudner is President of BHM and the sole shareholder of NMS. BHM is technical manager of the Company’s wholly-owned vessels under technical management agreements. BHM employs B&H Equimar Singapore (PTE) Ltd., (“BHES”), to assist with certain duties under the technical management agreements. BHES is a wholly-owned subsidiary of BHM.

   Currently, the Company pays BHM a monthly rate of $6,034 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index. During the years ended December 31, 2005, 2004 and 2003, the Company paid BHM fees of approximately $797,000, $460,000 and $860,000, respectively for these services. The total fees vary due to the change in the number of fee months resulting from changes in the number of vessels owned during each period.
       The Company also pays BHM a monthly rate of $12,388 per MR product tanker and $15,000 per Panamax product tanker or OBO for technical management services, which may be adjusted annually for any increases in the Consumer Price Index. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the years ended December 31, 2005, 2004 and 2003, the Company paid BHM fees of approximately $2,040,000, $1,274,000 and $1,673,000, respectively for these services. Technical management fees are included in vessel operating expenses in the Consolidated Statements of Operations. The total fees increased in 2005 due to the acquisition of 5 new vessels, all of which are charged at the higher rates noted above.

   The Company engages BHM to provide commercial management services at a monthly rate of $9,825 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM. Commercial managers provide marketing and operations services. During the years ended December 31, 2005, 2004 and 2003, the Company paid BHM fees of approximately $1,238,000, $993,000 and $1,327,000, respectively for these services. Commercial management fees are included in voyage expenses in the Consolidated Statements of Operations. The total fees increased in 2005 due to the increase in the number of fee months resulting from the increase in the number of vessels owned.

The Company engaged Centennial Maritime Services Corp. (“Centennial”), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the years ended December 31, 2005, 2004 and 2003, the Company paid Centennial manning fees of approximately $370,000, $215,000 and $329,000, respectively. Manning fees are included in vessel operating expenses in the Consolidated Statements of Operations.

BHM received brokerage commissions of $85,000 in connection with the sale of the M/T COMMUTER in August 2005. BHM received brokerage commissions of $194,000 in connection with the purchase of the OBO SACHUEST in April 2004. The Company also paid BHM standard industry chartering commissions of $333,000 in 2005 in respect of certain time charters in effect during those periods. Clearwater Chartering Corporation, a company affiliated through common ownership, was paid $1,194,000 in 2005, $980,000 in 2004 and $1,390,000 in 2003 for standard industry chartering commissions. Brokerage commissions are included in voyage expenses in the Consolidated Statements of Operations.

During 2005, 2004 and 2003, the Company paid fees of $60,000, $205,000 and $240,000 to J.V. Equities, Inc. for consulting services rendered. J.V. Equities is controlled by John LeFrere, a director of the Company.  In December, 2004, in a restructuring of the Company’s consulting arrangement, J.V. Equities terminated a consulting arrangement providing for payments of $240,000 per year, surrendered an option to purchase 307,000 shares of Company common stock exercisable at $1.00 per share, and received a fee of $644,000 as consideration for canceling the options, which was recorded as a charge to paid in capital in the Company’s Consolidated Balance Sheets at December 31, 2004.  J. V. Equities will receive additional payments aggregating $1,396,000, consisting of $5,000 per month paid in 2005, and $41,750 per month from January 2006 through August 2008.

During 2005, 2004 and 2003, the Company paid fees of $49,334, $27,000 and $58,000, respectively, to Dean Investments for consulting services rendered. Dean Investments is controlled by R. Anthony Dalzell, the Chief Financial Officer, Vice President and a director of the Company.

During 1998, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. During 2005, an additional 8,065 shares, bringing the total to 48,391 shares, have been issued from treasury stock where these shares were held for this purpose. Compensation cost of $102,000, $89,000 and $35,000 based on the market price of the shares at the date of issue was included as management fees to related parties in the Consolidated Statement of Operations as of December 31, 2005, 2004 and 2003 respectively.

Effective December 31, 2000, the Company granted 600,000 stock options, with a value of $78,000 to BHM as payment for services in connection with the acquisition of the Notes. The exercise price is the fair market value at the date of grant and the options are exercisable over a ten-year period.

Information regarding these stock options is as follows:

	Shares	Option Price

Outstanding at January 1, 2005	293,000	$ 1.00
Granted	-	-
Exercised	61,540	-
Canceled	-
Outstanding at December 31, 2005	231,460	$1.00

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

For the policy period ending February 20, 2006, the Company placed 100% of its  Hull and Machinery (“H&M”) insurance in excess of claims of $125,000 each incident with Northampton Assurance Ltd. (“NAL”) up to a maximum of an average of $64,750 each incident on  one  vessel, up to  an average of $42,500 each incident on six  vessels and up to an average of $61,250 each incident on one vessel. In addition, the Company placed  (a) 75% of its H&M insurance in excess of between $125,000 and  $220,000 each incident  and (b) 100% of its Loss of Hire insurance in excess of 14 or 21 days deductible with NAL, which risks NAL fully reinsured with third party carriers.

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

For the periods ending December 31, 2005, 2004 and 2003, vessel operating expenses on the Consolidated Statements of Operations include approximately $780,000, $900,000 and $1,033,000, respectively, of insurance premiums paid to NAL (of which $637,000, $684,000 and $851,000, respectively, was ceded to reinsurers) and approximately $123,000, $133,000 and $189,000, respectively, of brokerage commissions paid to NAL. The Company had accounts payable to NAL at December 31, 2005 of $340,000 and at December 31, 2004 of $339,000. NAL paid consulting fees of $174,000 during each of the three years ending December 31, 2005 to R. Anthony Dalzell and a company controlled by Mr. Dalzell.

The Company believes that the terms of all transactions between the Company and the existing officers, directors, shareholders and any of their affiliates described above are no less favorable to the Company than terms that could have been obtained from third parties.

On June 1, 2003, the Company borrowed $1,050,000 from Providence Tankers Ltd., a company affiliated with the Company through common ownership. The note can be repaid at any time prior to the maturity date, April 1, 2005. Interest of 6.5% on the note is payable at maturity. At December 31, 2005, the the note was paid in full.

NOTE 6-MORTGAGE PAYABLE:

On February 23, 2005, the Company, through certain wholly-owned subsidiaries, entered into a $102,000,000 floating rate loan facility (the “facility”). The agreement was entered into for the purpose of acquiring three OBOs.

On October 18, 2005 the Company, through certain wholly-owned subsidiaries entered into a $138,100,000 Reducing Revolving and Term Loan Facilities Agreement which amended the agreement entered into on February 23, 2005. The amendment made available an additional $43.0 million for the purpose of acquiring the OBO ROGER M JONES and the M/T SAGAMORE.

The facility is apportioned into two tranches, a Senior and a Junior portion. The Senior tranche is payable in twenty-one quarterly installments as follows:

a. Installment 1	$2,900,000
b. Installment 2 through 5	4,463,000
c. Installment 6 through 13	4,775,000
d. Installment 14 through 20	4,275,000
e. Ballon due on September 15, 2010	21,100,000
f. Balloon due on December 15, 2010	10,748,000

The junior tranche is payable in sixteen quarterly installments beginning on June 14, 2005 as follows:

a. Installment 1 through 4	$2,000,000
b. Installment 5 through 8	1,250,000
c. Installment 9 through 12	1,000,000
d. Installment 13 through 16	750,000

Interest on the Senior tranche of the facility is equal to LIBOR plus 1.0%. The Junior tranche carries interest of LIBOR plus 2.25%. Expenses associated with the loan of $1.3 million were capitalized and will be amortized over the 5 year term of the loan.

The facility contains certain restrictive covenants on the Company, which among other things, restrict the payment of dividends and restrict leverage, investment and capital expenditures without consent of the lender. In addition, the agreement requires mandatory prepayment in the event of the total loss or sale of a vessel. The loan to vessel value clause described below has been suspended for three years; however, the Company is required to ensure that consolidated EBITDA is always at least 1.25 times consolidated fixed charges. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $5.0 million and 6% of the aggregate indebtedness of the Company on a consolidated basis. At the end of three years, and in the event that the fair market value of the vessels acquired in March 2005 falls below 110% of the Senior tranche in years 1 through 3, 120% of the Senior tranche thereafter and 100% of the total outstanding at any time thereafter, the agreement requires mandatory prepayment. At December 31, 2005, the Company was in compliance with these covenants.

On April 29, 2004, the Company entered into an amended and restated $36,000,000 floating rate loan facility (the “amended loan facility”). The amended loan facility made available an additional $19.0 million for the purpose of acquiring the OBO SACHUEST.

The amended loan facility is apportioned into two tranches with Tranche 1 attributable to the Existing Vessel fleet and Tranche 2 attributable to the OBO SACHUEST. Tranche 1 is payable in twelve quarterly installments of $1.2 million commencing on July 29, 2004, the twelfth installment being a balloon payment in an amount necessary to repay the tranche in full. Interest on the facility, which was reduced as of August 2005, is equal to LIBOR plus 1.0%. Tranche 2 is payable in twenty quarterly installments. The first eight installments of $1.5 million are followed by eleven installments of $0.6 million and a final installment of $0.4 million is due on the maturity date.

Expenses associated with the amended loan facility include arrangement fees of $360,000, which are capitalized and are being amortized over the five-year period of the loan.

The amended loan facility contains certain restrictive covenants on the Company, which among other things, require minimum collateral coverage, restrict the payment of dividends and restrict leverage, investment and capital expenditures without consent of the lender. In addition, the agreement requires mandatory prepayment or delivery of additional security in the event of the total loss or sale of a vessel and in the event that the fair market value of the vessels acquired falls below 140% of the Tranche 1 balance outstanding, or the fair market value of the OBO SACHUEST falls below 110% of the Tranche 2 balance outstanding. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of (a) $2.0 million and (b) six percent (6%) of the aggregate amount of indebtedness of the Company on a consolidated basis. At December 31, December 31, 2005, the Company was in compliance with these covenants.

As of December 31, 2005, the aggregate maturities, including an estimate of the interest payable are as follows:

	Principal	Interest[1]	Total

2006	$32,602,000	$7,596,000	$40,198,000
2007	29,415,000	5,819,000	$35,234,000
2008	23,500,000	4,310,000	$27,810,000
2009	18,100,000	3,133,000	$21,233,000
2010	46,048,000	1,887,000	$47,935,000
	$149,665,000	$22,745,000	$172,410,000

1 Interest is calculated using the LIBOR rate at December 31, 2005, and the average balance outstanding for the period.

NOTE 7-COMMITMENTS AND CONTINGENCIES:

As discussed in NOTE 5, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. During 2005, an additional 8,065 shares, bringing the total to 48,391 shares, have been issued from treasury stock being held for this purpose.

The company has entered into a contract for the conversion of its six single hull MR Product Tankers to fully double hull, Marpol compliant vessels suitable for trading in petroleum products and vegetable oils. Carrying out such a conversion will completely eliminate the present regulatory phaseout dates applicable to these vessels. The Company will carry out this conversion project one vessel at a time, commencing in June 2006, with the completion of the sixth vessel in late 2007.

NOTE 8 DERIVATIVE FINANCIAL INSTRUMENTS

All derivatives are recognized on the Company’s consolidated balance sheets at their fair values. The Company has entered into interest rate swap agreements. We use these as economic hedges, but we have not designated these as hedges for accounting purposes and, as such, changes in the fair value of the swaps are recorded to the Company’s consolidated statements of operations each reporting period.

The Company entered into two interest rate swaps during 2005 to manage interest costs and the risk associated with increasing LIBOR interest rates. As of December 31, 2005 we had interest rate swaps aggregating notional amounts of $102 million with related loans they are designated to hedge on debt tranches within a range of 3.86% to 5.07%, expiring from December 2009 to December 2010. The Company pays fixed-rate interest amounts and receives floating rate interest amounts based on three month LIBOR settings (for a term equal to the swaps’ reset periods). As of December 31, 2005, the fair values of such swaps were not material.

The Company is exposed to credit loss in the event of non-perfomrance by the counter party to the interest rate swap agreements; however, the Company does not anticipate non-performance by the counter party.

NOTE 9-SUPPLEMENTAL CASH FLOW INFORMATION:

The Company re-issued 8,065 shares from treasury stock in 2005 and 2004 and 4,755 shares in 2003 in accordance with the agreement discussed in NOTE 5. Compensation cost of $102,000, $89,000 and $35,000 based on the market price of the shares at the date of issue was included as management fees to related parties in the accompanying Consolidated Statements of Operations during the years ended December 31, 2005, 2004, and 2003, respectively. The excess of the market value of the shares at the date of issuance over the cost of the shares to the Company was charged to paid in capital.

Cash paid for interest was $5,347,000, $1,110,000, and $2,323,000 during the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 10—SUBSEQUENT EVENTS:

In January 2006, the Company acquired a 1993-built, 83,000 DWT Combination Carrier for $36.4 million. The purchase also reflects the continuation of a five-year Time Charter which commenced in October 2005. The purchase was effected through an existing tax lease structure with the Company as disponent owner through a bareboat charter party.

Also in January 2006, the Company acquired a 50% disponent owner interest in another vessel, a 1992-built 75,000 DWT Combination Carrier. This purchase was also effected through an existing tax lease structure. The Company acquired its 50% interest in an entity which is the disponent owner through a bareboat charter party. The terms of the transaction were based on a vessel value of $30.4 million and include a three-year charter which commenced in February 2006. The charter includes a 50% profit sharing arrangement above a guaranteed minimum daily rate.

Due to the existing tax lease structures on these two vessels, no additional mortgage financing would be needed to fund the transactions.

On April 12, 2006, the Company obtained a listing on the Oslo Stock Exchange.