Form 20-F
period 2007-04-04
B PLUS H OCEAN CARRIERS LTD
filed 2007-05-03
CIK 835540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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
NONE

The number of shares outstanding of the registrant's common stock, $.01 par value, at December 31, 2006 was 6,964,745shares.

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

Income Statement Data:	Year ended December 31,
	2006	2005	2004	2003	2002
Voyage, time and bareboat charter revenues	95,591,276	71,388,561	51,362,910	$55,156,875	$64,537,505
Other operating income	1,287,775	514,491	-	-	27,881
Voyage expenses	(14,792,322)	(6,033,470)	(9,663,653)	(19,373,318)	(28,683,727)
Vessel operating expenses	(34,159,942)	(26,369,749)	(19,742,875)	(25,089,187)	(16,282,104)
Depreciation and amortization	(16,812,342)	(11,917,359)	(7,763,640)	(9,024,806)	(10,407,804)
Gain (loss) on sale of vessels		828,115	(4,682,965)	(16,187,604)	-
General and administrative expenses	(5,254,323)	(3,797,613)	(3,755,136)	(3,897,885)	(3,503,418)
Income (loss) from operations	25,860,122	24,612,976	5,754,641	(18,415,925)	5,688,333
Gain on retirement of 9 7/8 First Preferred
Ship Mortgage Notes	-	-	-	6,803,965	797,875
Minority interest in net loss (income) of consolidated subsidiary	-	-	-	23,866	-
Interest expense, net	(8,298,750)	(4,383,627)	(1,328,896)	(1,504,191)	(3,405,876)
Earn-out interest	-	-	-	-	1,004,150
Income from investment in Nordan OBO 2 Inc.	1,262,846
Other expense	(49,905)	(130,704)	(1,730)	-	-
Net income (loss)	$18,774,313	$20,098,645	$4,424,015	$(13,092,285)	$4,084,482

Basic earnings (loss) per share (1)	$2.67	$3.44	$1.15	$(3.41)	$1.06
Diluted earnings (loss) per share (2)	$2.59	$3.30	$1.00	$(3.41)	$0.93
Dividends declared per share	$-	$-	$-	$-	$-

(1) Based on weighted average number of shares outstanding of 7,027,343 in 2006, 5,844,301 in 2005, 3,839,242 in 2004, 3,835,269 in 2003 and 3,869,865 in 2002.
(2) Based on the weighted average number of shares outstanding, increased in 2006, 2005, 2004 and 2002 by the net effects of stock options using the treasury stock method and by the assumed distribution of all shares to BHM under the 1998 agreement (See Item 7). The denominator for the diluted earnings per share calculation is 7,237,453 in 2006, 6,092,522 in 2005, 4,404,757 in 2004, 3,835,269 in 2003 and 4,413,423 in 2002.

	Year ended December 31,
Balance Sheet Data:	2006	2005	2004	2003	2002

Current assets	$85,870,618	$65,719,790	$19,344,004	$6,534,213	$14,589,138
Total assets	366,822,444	281,423,286	82,902,304	70,830,212	117,585,093
Current liabilities	63,688,354	44,305,700	20,073,194	17,024,634	23,819,743
Long-term liabilities	167,153,908	117,063,472	18,465,472	13,310,674	40,189,750
Noncontrolling interest in subsidiary	-	-	-	-	23,866
Working capital (deficit)	22,182,264	21,414,090	(729,190)	(10,490,421)	(9,230,605)
Shareholders' equity	$135,980,182	$120,054,114	$44,363,637	$40,494,904	$53,551,734

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

The operation of its vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in the Company's fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

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

The U.S. has established strict deadlines for phasing-out single-hull oil tankers, and both the IMO and the European Union have proposed similar phase-out periods. Under OPA, all oil tankers that do not have double hulls will be phased out by 2015 and will not be permitted to come to United States ports or trade in United States waters. Six of the Company’s product tankers, or approximately 33% by deadweight ton (“DWT”) of the Company’s combined fleet, will be prohibited from carrying crude oil and oil products in U.S. waters by August 2011, with the phase out of such tankers occurring over the course of the period from August 2006 until August 2011.

In December 2003, the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull and non-qualifying double sided tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This amendment took effect in April 2005. The Company expects that its six single-hull medium range (“MR”) tankers and its double sided Panamax product tanker will be unable to carry crude oil and petroleum products in many markets commencing between 2007 and 2009. Moreover, the IMO or other regulatory bodies may adopt further regulations in the future that could adversely affect the useful lives of its tankers as well as its inability to generate income from them. Also, new IMO regulation came into force as of January 1st 2007 requiring vegetable oils to be carried on IMO type 2 chemical tankers. This regulation effectively excluded the 6 MR ships from this trade. The company has therefore decided to convert these ships to meet the new requirements for both IMO Annex II and also Annex I, which regulates petroleum products. Two of the ships have already been converted and it is expected that the remaining ships will be converted in 2007. The company is also planning to convert the Sachem in 2007 to meet the same requirements as the MR’s.

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

These requirements can affect the resale value or useful lives of the Company’s vessels. As a result of accidents such as the November 2002 oil spill relating to the loss of the M/T Prestige, a 26-year old single-hull tanker, the Company believes that regulation of the tanker industry will continue to become more stringent and more expensive for the Company and its competitors. Substantial violations of applicable requirements or a catastrophic release from one of the Company’s vessels could have a material adverse impact on its financial condition and results of operations as well as its reputation in the crude oil and refined petroleum products sectors, and could therefore negatively impact its ability to obtain charters proceeding forward for the rest of its fleet.

The Company’s vessels are subject to inspection by a classification society

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Company’s fleet is currently enrolled with the American Bureau of Shipping, Bureau Veritas, Det Norske Veritas, Class NKK and Lloyds.

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

Single hull and double sided vessels are being phased out

Six of the Company’s product tankers, or approximately 31% by DWT of its combined fleet, are single hull or double sided vessels. Under the United States Oil Pollution Act of 1990, all oil tankers that do not have double hulls will be phased out over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls, and will not be permitted to come to United States ports or trade in United States waters. The European Union has required the phase out of single hull vessels carrying “heavy oil” and as a result its single hull vessels are prohibited from carrying this product to European Union ports. In addition, due to regulations adopted by the IMO under Annex I (oil) of MARPOL single hull vessels carrying petroleum products tankers must be phased out over the course of the period between 2005 and 2010. As a result of the MARPOL regulations, the Company expects that its three remaining single hulled MR product tankers will be unable to carry crude oil and petroleum products in many markets commencing between 2007 and 2009. Two of the Company’s MR tankers were retrofitted with double-hulls in 2006 and early 2007 and one is currently being retrofitted. The remaining three are scheduled for 2007 and early 2008. Unless these vessels are converted to double hull vessels, they will no longer be marketable to charterers after such time and will be required to be scrapped. There is no assurance that the Company will be able to convert these vessels prior to the phase out time, and the cost of conversion could potentially impose a financial burden upon the Company.

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

The Company places a portion of its Hull and Machinery insurance with Northampton Assurance Ltd (“NAL”), the great majority of which NAL reinsures with market underwriters. NAL is a subsidiary of Northampton Holdings Ltd., a major stockholder. Although the reinsurers are investment grade insurance companies, it is possible that they might default in the settlement of a claim. Although the Company believes that NAL is adequately capitalized, in the event the reinsurers default, NAL, as primary insurer, may be unable in turn to settle the Company’s claim.

Moreover, even if insurance proceeds are paid to the Company to cover the financial losses incurred following the occurrence of one of these events, there can be no assurance that the Company’s business reputation, and therefore its ability to obtain future charters, will not be materially adversely affected by such event. Such an impact on the Company’s business reputation could have a material adverse effect on the Company’s business and results of operations. The Company may not be able to obtain adequate insurance coverage for its fleet in the future and the insurers may not pay particular claims.

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

If the Company sells vessels at a time when vessel prices have fallen, the sale may be at less than the vessel’s carrying amount on its financial statements, resulting in a loss and a reduction in earnings.

In addition, the Company’s mortgage indebtedness at December 31, 2006 of $150.5 million is secured by mortgages on the existing fleet of vessels of the Company and its subsidiaries. If the market value of its fleet declines, the Company may not be in compliance with certain provisions of its existing credit facilities and the Company may not be able to refinance its debt or obtain additional financing. If the Company is unable to pledge additional collateral, its lenders could accelerate its debt and foreclose on its fleet.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2006, the average age of the vessels in its fleet was 19 years. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

The Company is an international company and primarily conducts its operations outside the United States. Changing economic, political and governmental conditions in the countries where the Company are engaged in business or where its vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and the Company’s vessels may face higher risks of being attacked in the Middle East region. In addition, future hostilities or other political instability in regions where the Company’s vessels trade could affect its trade patterns and adversely affect its operations and performance.

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

The OBO industry is also fragmented and competition is also primarily based on price, but also vessel specification and age. There are approximately 78 OBOs worldwide of between 50,000 and 100,000 DWT. In this size range, the largest ownership group has nine vessels. Otherwise vessels are owned in groups of six vessels or less.

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

The Company is dependent upon certain significant customers

Revenue from one customer accounted for $32.9 million (34.0%) of total revenues in 2006. In 2005, revenues from three significant customers accounted for $23.9 million (32.0%), $13.5 million (18.1%) and $9.8 million (13.1%) of total revenues. During 2004, revenues from three customers accounted for $8.2 million (15.9%), $7.2 million (13.9%) and $5.8 million (11.2%) of total revenues.

The Company will depend entirely on B+H Management Ltd. (“BHM”) to manage charter its fleet

The Company subcontracts the commercial and most of the technical management of its fleet, including crewing, maintenance and repair to BHM, an affiliated company with which the Company is under common control. The loss of BHM’s services or its failure to perform its obligations to the Company could materially and adversely affect the results of its operations. Although the Company may have rights against BHM if it defaults on its obligations to the Company, you will have no recourse against BHM. Further, the Company expects that it will need to seek approval from lenders to change its manager.

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

The Company’s Chairman and Chief Executive Officer has affiliations with BHM which could create conflicts of interest

The Company’s majority shareholders, which are affiliated with Mr. Michael S. Hudner, own 50.1% of the Company and also own BHM. Mr. Hudner is also BHM’s Chairman and Chief Executive Officer. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and BHM, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in its fleet versus vessels managed by other companies affiliated with BHM and Mr. Hudner. In particular, BHM may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Hudner and members of his family may receive greater economic benefits.

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

There is no assurance that the Company will be able to pay dividends

The Company has a policy of investment for future growth and does not anticipate paying cash dividends on the common stock in the foreseeable future. Declaration and payment of any dividend is subject to the discretion of its Board of Directors. The timing and amount of dividend payments will be dependent upon its earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Liberia law affecting the payment of distributions to shareholders and other factors. If there is a substantial decline in the petroleum product market or bulk charter market, its earnings would be negatively affected thus limiting its ability to pay dividends. Liberia law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend. The current floating rate facilities restrict the Company from paying dividends.

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

The Company may not generate sufficient gross revenue to operate profitably or to service its indebtedness

The Company had net income of $18.8 million on gross revenue of $96.9 million in 2006. Income from vessel operations was $25.9 million for the year-end December 31, 2006. At December 31, 2006, the Company had approximately $201.9 million in indebtedness. There can be no assurance that future charter rates will be sufficient to generate adequate revenues or that the Company will be able to maintain efficiency levels to permit the Company to operate profitably or to service its indebtedness.

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

The Company is subject to the reporting requirements of Sarbanes Oxley

Effective for its first fiscal year ending on or after July 15, 2008, the Company is subject to full compliance with all provisions of the Sarbanes Oxley Act of 2002. As directed by Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the Company’s internal control over financial reporting in their annual reports on Form 20-F. Such a report is required to contain an assessment by management of the effectiveness of a company’s internal controls over financial reporting. In addition, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on management’s assessment of the effectiveness of the Company’s internal controls over financial reporting. While the Company would expend significant resources in developing the necessary documentation and testing procedures required by Section 404, there is a risk that the Company would not comply with all of the requirements imposed by Section 404. If the Company fails to implement required new or improved controls, the Company may be unable to comply with the requirements of Section 404 in a timely manner. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of its financial statements, which could cause the market price of its common stock to decline and make it more difficult for us to finance its operations.

The Company may have to pay tax on United States source income, which would reduce its earnings

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as the Company and its subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and as such is subject to a four percent United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder in August 2003. Such Treasury Regulations became effective on January 1, 2005, for calendar year taxpayers such as the Company and its subsidiaries.

The Company expects that it will qualify for this statutory tax exemption and the Company will take this position for United States federal income tax return reporting purposes. If the Company is not entitled to this exemption under Section 883 for any taxable year, it would be subject for those years to a 4% United States federal income tax on its U.S. source shipping income. The imposition of this taxation could have a negative effect on its business and would result in decreased earnings available for distribution to its shareholders.

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

Based on its proposed method of operation, the Company does not believe that the Company will be a PFIC with respect to any taxable year. In this regard, the Company intends to treat the gross income the Company derives or are deemed to derive from its time chartering activities as services income, rather than rental income. Accordingly, the Company believes that its income from time chartering activities does not constitute “passive income,” and the assets that the Company owns and operates in connection with the production of that income do not constitute passive assets.

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

Item 4. INFORMATION ON THE COMPANY.

A. History and development of the Company

B+H Ocean Carriers Ltd. (the "Company"*) was organized in April 1988 to engage in the business of acquiring, investing in, owning, operating and selling vessels for dry bulk and liquid cargo transporta-tion. As of December 31, 2006, the Company owned and operated six MR product tankers, two Panamax product tankers and six OBOs. The Company also owns a 50% interest in a company which is the disponent owner of a 1992-built 75,000 DWT Combination Carrier, effected through a lease structure. Each vessel accounts for a significant portion of the Company’s revenues.

The Company’s fleet of product tankers consist of “handy-size” vessels which are between 30,000 and 50,000 summer dead-weight tons ("DWT"), and are able, by reason of their smaller size, to trans-port commodities to and from most ports in the world, includ-ing those located in less developed third-world countries. The Company’s Panamax product tankers are 61,000 and 68,500 DWT. Product tankers are single-deck oceangoing vessels designed to carry simulta-neously a number of segregated liquid bulk commodi-ties, such as refined petroleum products, vegetable oils, caustic soda and molasses. The Company’s fleet of OBOs are between 74,000 and 98,000 DWT. OBOs are combination carriers used to trans-port liquid, iron ore or bulk products such as coal, grain, bauxite, phosphate, sugar, steel products and other dry bulk commodities.

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

In January 2006, the Company, through a wholly-owned subsidiary, acquired a 1993-built, 83,000 DWT Combination Carrier for $36.4 million through an existing lease structure. The acquisition also included the continuation of a five-year Time Charter which commenced in October 2005. The Company purchased the vessel and terminated the lease in January 2007.

Also in January 2006, the Company, through a wholly-owned subsidiary, acquired a 50% shareholding in a company which is the disponent owner of a 1992-built 75,000 DWT Combination Carrier, effected through a lease structure. The terms of the transaction were based on a vessel value of $30.4 million. The vessel was fixed on a three-year charter commencing in February 2006. The charter includes a 50% profit sharing arrangement above a guaranteed minimum daily rate. On September 5, 2006, the Company, entered into an $8 million term loan facility agreement to finance a portion of the purchase price.

In June 2006, the Company, through a wholly-owned subsidiary, acquired a 61,000 DWT Panamax product tanker built in 1988 for $12.55 million. On October 17, 2006, the Company entered into a $12 million senior secured term loan to finance a portion of the purchase price.

•	Prior year acquisitions, disposals and other significant transactions

On May 25, 2005, the Company completed a private placement of 3,243,243 shares of Common Stock of the Company at a price of $18.50 per share, for aggregate gross proceeds of approximately $60 million. The newly issued shares traded over the counter in Norway until the Company obtained a listing on the Oslo Stock Exchange on April 12, 2006.

On February 4, 2005, the Company, through a wholly-owned subsidiary, acquired three 83,000 DWT OBO (Ore/Bulk/Oil), combination tanker/bulk carriers built in 1993 and 1994, for a total of $110.2 million. Two of the vessels are time chartered for five years at $26,600, $24,600, $23,600, $22,600 and $20,600 per day for the first through fifth years, respectively. The third vessel is time chartered for five years at $26,000, $24,000, $23,000, $22,000 and $20,000, respectively, for years one through five. The Company has a profit sharing arrangement with the charterers which entitles the Company to 35% of the charterer’s profits from this vessel for years 2 through 5. In conjunction with the sale, the Company entered into a floating rate loan facility totaling $102 million. See ITEM 5B.

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

On August 19, 2005, the Company, through a wholly-owned subsidiary, acquired a 68,500 DWT Panamax product tanker built in 1991 for $24.3 million. The vessel is time chartered for three years at $23,500 per day. On November 8, 2005, the Company completed an additional drawdown on its floating rate facility to finance a portion of the purchase price. See ITEM 5B.

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

Marketing and Operations of Vessels

The Company’s vessels are time chartered to Product Transport Corp. Ltd, (“PROTRANS”), a Bermuda Corporation and wholly-owned subsidiary of the Company, on an open rate basis as described hereunder.

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

Vessel Technical Management

At December 31, 2006, BHM was the technical manager of all of the Company's vessels, under technical management agreements. BHM employs B+H Equimar Singapore Pte. Ltd. ("BHES"), a Singapore corporation, under agency agreements to assist with certain of its duties under the technical management agreements. The vessel technical manager is responsible for all technical aspects of day-to-day vessel operations, including physical maintenance, provisioning and crewing, and receives compensation of $12,834 per MR product tanker per month and $15,540 per Panamax product tanker or OBO per month, which may be adjusted annually for any increases in the Consumer Price Index. Such supervision includes the establishment of operating budgets and the review of actual operating expenses against budgeted expenses on a regular basis.

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

Inspection by Classification Society

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Company’s fleet is currently enrolled with the American Bureau of Shipping, Bureau Veritas, Det Norske Veritas, Class NKK and Lloyds.

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

New MARPOL regulations were also introduced in respect of the carriage of Heavy Grade Oil (HGO). HGO includes crude oil having a density higher than 900kg/m3 at 15 degrees C and fuels oils having a density higher than 900kg/m3 at 15 degrees C or a kinematic viscosity higher than 180mm2/s at 50 degrees C. Notwithstanding these regulations, any party to MARPOL would be entitled to deny entry of single hull tankers carrying HGO, which had been otherwise allowed to carry such cargo under MARPOL, into the ports and offshore terminals under its jurisdiction. From October 21, 2003 and subject to certain exceptions, all HGO to or from European Union ports must be carried in tankers of double hull construction

The phase out dates for the purposes of carriage of petroleum products under MARPOL, for the vessels currently owned by the Company, are set out in the table below. In October 2004, a revision was adopted to MARPOL Annex II where noxious liquid substances (NLS) such as all vegetable oils will be required to be carried on vessels complying with the International Bulk Chemical Code (IBC). The revision comes into force on January 1, 2007. These regulatory changes have led the Company to believe that structural modifications to its existing fleet may provide the best solution to the phase-out issues for single hull tankers. Accordingly, two of the Company’s MR tankers were retrofitted with double-hulls in 2006 and early 2007 and one is currently being retrofitted. The remaining three are scheduled for 2007 and early 2008. Unless these vessels are converted to double hull vessels, they will no longer be marketable to charterers after such time and will be required to be scrapped. There is no assurance that the Company will be able to convert these vessels prior to the phase out time, and the cost of conversion could potentially impose a financial burden upon the Company.

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

VESSEL (as of MARCH 31, 2007)	HULL	DATE BUILT	DWT	PHASE OUT FOR CARRIAGE OF PETROLEUM PRODUCTS

				MARPOL/EU	OPA 90

M/T ACUSHNET	SH	Nov-81	40,454	Nov-07	Nov-06
M/T AGAWAM	DH	Jun-82	38,937	N/A	N/A
M/T ALGONQUIN	SH	Jan-83	40,454	Jan-09	Jan-08
M/T ANAWAN	DH	Aug-81	38,937	N/A	N/A
M/T AQUIDNECK	SH	Sep-81	40,454	Sep-07	Sep-06
M/T PEQUOD	SH	Jan-82	40,632	Jan-08	Jan-07
M/T SACHEM	DS	Mar-88	60,959	Mar-10	Feb-15
M/T SAGAMORE(1)	DS	Feb-91	68,536	Feb-10	Feb-15
OBO SACHUEST	DH	Sep-86	98,000	N/A	N/A
OBO RIP HUDNER	DH	Jul-94	83,155	N/A	N/A
OBO BONNIE SMITHWICK	DH	Dec-93	83,155	N/A	N/A
OBO SEAROSE G	DH	Apr-94	83,155	N/A	N/A
OBO ROGER M JONES	DH	Nov-92	74,868	N/A	N/A
OBO SAKONNET (2)	DH	May-93	83,155	N/A	N/A
OBO SEAPOWET (3)	DH	Sep-92	75,000	N/A	N/A

1.	Vessel must comply with Reg.13F by Feb-10.
2.	Disponent owners through a bareboat charter party.
3.	50% owner of the entity which is the disponent owner through a bareboat charter party.
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

As of March 31, 2006, the Company’s subsidiaries are as follows:

B+H OCEAN CARRIERS LTD.	Parent
CLIASHIP HOLDINGS LTD.	100% Wholly-owned
Subsidiaries:
ACUSHNET SHIPPING CORP.	100% Wholly-owned	Owns M/T ACUSHNET
AGAWAM SHIPPING CORP.	100% Wholly-owned	Owns M/T AGAWAM
ALGONQUIN SHIPPING CORP	100% Wholly-owned	Owns M/T ALGONQUIN
ANAWAN SHIPPING CORP.	100% Wholly-owned	Owns M/T ANAWAN
AQUIDNECK SHIPPING CORP.	100% Wholly-owned	Owns M/T AQUIDNECK
ISABELLE SHIPHOLDINGS CORP.	100% Wholly-owned	Owns M/T PEQUOD
SACHUEST SHIPPING LTD.	100% Wholly-owned	Owns M/V SACHUEST

OBO HOLDINGS LTD.	100% Wholly-owned
Subsidiaries:
BHOBO ONE LTD.	100% Wholly-owned	Owns M/V RIP HUDNER
BHOBO TWO LTD.	100% Wholly-owned	Owns M/V BONNIE SMITHWICK
BHOBO THREE LTD.	100% Wholly-owned	Owns M/V SEAROSE G
RMJ SHIPPING LTD.	100% Wholly-owned	Owns M/V ROGER M JONE
SAGAMORE SHIPPING CORP.	100% Wholly-owned	Owns M/T SAGAMORE

SEASAK OBO HOLDINGS LTD.	100% Wholly-owned
Subsidiaries:
SAKONNET SHIPPING LTD.	100% Wholly-owned	Disponent Owner of M/V SAKONNET (1)
SEAPOWET TRADING LTD.	100% Wholly-owned	Disponent Owner of 50% of M/V SEAPOWET (2)
SACHEM SHIPPING LTD.	100% Wholly-owned	Owns M/T SACHEM

(1) Disponent owner of M/V SAKONNET through a bareboat charter party.
(2) Disponent owner of M/V SEAPOWET as 50% owner of Nordan OBO II Ltd. which is disponent owner through a bareboat charter party.

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

  The following is a discussion of our financial condition and results of operations for the years ended December 31, 2006, 2005 and 2004. You should read this section together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

We are a provider of international liquid and dry bulk seaborne transportation services, carrying petroleum products, crude oil, vegetable oils and dry bulk cargoes. The Company operates a fleet consisting of six MR product tankers, two Panamax product tankers and seven combination carriers. The MR product tankers are all medium range or “handy-size” vessels which are between 30,000 and 50,000 summer deadweight tons (“DWT”), and are able, by reason of their small size, to transport commodities to and from most ports in the world, including those located in less developed third-world countries. The Panamax product tankers are 61,000 and 68,500 DWT. Product tankers are single-deck oceangoing vessels designed to carry simultaneously a number of segregated liquid bulk commodities, such as petroleum products and vegetable oils. The combination carriers, known as an OBOs (oil-bulk-ore carrier), are between 74,000 and 98,000 DWT (Aframax). Combination carriers can operate as tankers or as bulk carriers. They can be used to transport liquid cargo including crude, fuel oils and clean petroleum products (CPP), and they can also be used to transport dry bulk commodities, such as iron ore, coal, and grain.

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

Twelve Months Ended December 31, 2006 versus December 31, 2005

	2006	2005
Gross revenue	$96,879,000	$71,903,000
Voyage expenses	(14,792,000)	(6,033,000)
Net revenue	82,087,000	65,870,000

Gross voyage revenue	18,662,000	5,871,000
Less: direct voyage expenses	(9,294,000)	(1,621,000)
Time charter equivalent ("TCE") revenue	9,368,000	4,250,000

Time charter revenue	76,929,000	65,518,000
Less: brokerage commissions	(1,226,000)	(1,202,000)
Time charter revenue	75,703,000	64,316,000

Less: other voyage expenses	(4,272,000)	(3,210,000)
Other	1,288,000	514,000
Net revenue	$82,087,000	$65,870,000

Days revenue on voyage	746	201
Days revenue on time charter	3,719	3,527
	4,465	3,728

TCE rate	12,558	21,144
Average time charter rate	20,685	18,576
Company average TCE	18,385	17,669

Time Charter Equivalent (“TCE”) revenues, which is voyage revenues less voyage expenses, serves as an industry standard for measuring and managing fleet revenue and comparing results between geographical regions and among competitors.

Revenues

Revenues from voyage and time charters increased $24.2 million or 34% from 2005. The increase is due to a 20% increase in the number of total on-hire days from 2005 to 2006 and due to the fact that there were 545 more voyage days in 2006 than in 2005. Revenue from voyage charters is recorded on a gross basis, before voyage expenses. TCE increased $716 per day (4%). The number of voyage charter days increased after all of the MR tankers came off time charters during 2006 and were scheduled for conversion to double hull. Voyage charters allowed the Company more flexibility with respect to positioning for the conversions. Also, a combination carrier scheduled for special survey work was operated on voyage charters after the expiration of the two year time charter it was on since it was acquired in 2004. At December 31, 2006, the Company’s six MR product tankers were employed in the voyage charter market. The six combination carriers and two Panamax product tankers were employed on long-term time charters.

Other revenue primarily includes $0.8 million earned in respect of the combination carrier acquired in 2006, in lieu of time-charter revenue, from the January 15, 2006 effective date of the purchase until the closing date and $0.5 million representing settlement proceeds from the various insurance claims.

Voyage expenses

Voyage expenses consist of port, canal and fuel costs that are unique to a particular voyage and commercial overhead costs, including commercial management fees paid to BHM. Under a time charter, the Company does not incur port, canal or fuel costs. Voyage expenses increased $8.8 million, or 145%, to $14.8 million for the twelve month period ended December 31, 2006 compared to $6.0 million for the comparable period of 2005. This is due to the increase in voyage days from 201 in 2005 to 746 in 2006. Direct voyage expenses on a per day basis increased 54% or $4,400 per day, predominantly due to increases in port charges and bunkers. However, these increases are intrinsic in the gross voyage revenue rates, as indicated by the TCE rate discussed above.

Vessel operating expenses

The increase in vessel operating expenses is due to the increase in the number of vessels, as noted above. Vessel operating expenses increased $7.8 million (30%) from 2005 to 2006. The increase in total operating days of 1,036 (27%) accounted for approximately $6.9 million of the increase. In addition, there was an increase in average daily operating expenses of $380 per day for a total of $1.8 million. This was offset by a decrease in expenses for intermediate drydocking of approximately $0.9 million.

Depreciation and amortization

Depreciation and amortization, which includes depreciation of vessels as well as amortization of special surveys and debt issuance costs, increased by $4.9 million, or 41%, to $16.8 million for the twelve months ended December 31, 2006 compared to $11.9 million for the prior period. The increase is due to the increase in the number of vessels comprising the Company’s fleet, the completed conversion of one MR tanker to a double hull and the additional amortization of special survey costs incurred in 2006.

	2006	2005

Depreciation of vessels	$14,959,000	$10,199,000
Amortization of special survey costs	1,195,000	1,475,000
Amortization of vessel conversion costs	258,000	-
Amortization of debt issuance costs	401,000	243,000
Total depreciation and amortization	$16,813,000	$11,917,000

General and administrative expenses

General and administrative expenses include all of our onshore expenses and the fees that BHM charges for administration. Management fees increased by $0.3 million, or 36%, to $1.2 million for the twelve month period ended December 31, 2006 compared to $0.9 million for the prior period. The increase is due to the increase in the number of vessels and therefore the number of months during which fees were incurred also increased. Fees for consulting and professional fees and other expenses increased $1.1 million or 39%. The increase is comprised of increases in travel expenses, consulting fees and director and officer insurance premiums.

Interest Expense and Interest Income

The $5.1 million (90%) increase in interest expense is due to the increase in outstanding debt. The total long-term debt balance outstanding at December 31, 2006 was $201.9 million, as compared to $149.7 million at December 31, 2005 and $29.3 million at December 31, 2004. The Company incurred $12 million in new mortgage debt on October 12, 2006 for the acquisition of one vessel purchased in June 2006 and $8 million of additional new borrowings on September 5, 2006 to finance the acquisition of a 50% share in Nordan OBO 2 Inc. The Company also issued $25 million of Floating Rate Bonds in December 2006, of which $5 million were subscribed to by the Company. Both the interest paid on the Company’s debt and the interest earned on its cash balances are based on LIBOR. Interest income for 2006 of $2.4 million represented an increase of $1.2 million or 95% of the prior year’s interest income of $1.2 million. The increase in interest income is due to the fact that the Company had an average of $54.8 million in cash during 2006 as compared to $43.1 in 2005. In addition, average LIBOR rates of 5.1% for 2006 were approximately 1.7% higher than the 2005 average of 3.4%.

Equity in income of Nordan OBO II

Equity in income of Nordan OBO II of $1.3 million represents income from the Company’s 50% interest in an entity which is the disponent owner of a 1992-built 75,000 DWT combination carrier through a bareboat charter party which was acquired in March 2006.

Gain on fair value of interest rate swaps

During 2006, the Company entered into three interest rate swap agreements to mitigate the risk associated with the variable rate debt. Two of these interest rate swap agreements do not qualify for hedge accounting under US GAAP and as such, the changes the fair value of these swaps are reflected in the Company’s statement of operations. For the year ended December 31, 2006, the Company recognized aggregate gains of $0.3 million on these non-qualifying swap agreements. The aggregate fair value of these non-qualifying swap agreements is $0.3 million at December 31, 2006. The third swap agreement has been designated as a cashflow hedge by the Company and as such, the changes in the fair value of this swap are reflected as a component of other comprehensive income. The fair value of this cashflow hedge is $18,000 at December 31, 2006.

Loss on value of put option contracts

In 2006, the Company bought put options to mitigate the risk associated with the possibility of falling time charter rates. These put options do not qualify for special hedge accounting under US GAAP and as such, the aggregate changes in the fair value of these option contracts is reflected in the Company’s statement of operations. The aggregate unrealized loss on the value of the contracts totaled $0.3 million at December 31, 2006.

Year ended December 31, 2005 versus December 31, 2004

	2005	2004
Gross revenue	$71,903,000	$51,363,000
Voyage expenses	(6,033,000)	(9,663,000)
Net revenue	65,870,000	41,700,000

Gross voyage revenue	5,871,000	22,044,000
Less: direct voyage expenses	(1,621,000)	(5,253,000)
Time charter equivalent (TCE) revenue	4,250,000	16,791,000

Time charter revenue	65,518,000	29,319,000
Less: brokerage commissions	(1,202,000)	(1,860,000)
Time charter revenue	64,316,000	27,459,000

Less: other voyage expenses	(3,210,000)	(2,550,000)
Other	514,000	-
Net revenue	$65,870,000	$41,700,000

Days revenue on voyage	201	946
Days revenue on time charter	3,527	2,244
	3,728	3,190

TCE rate	21,144	17,749
Average time charter rate	18,576	13,066
Company average TCE	17,669	13,072

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

	2005	2004

Depreciation of vessels	$10,199,000	$5,526,000
Amortization of special survey costs	1,475,000	1,890,000
Amortization of debt issuance costs	243,000	348,000
Total depreciation and amortization	$11,917,000	$7,764,000

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

The Company’s fleet consists of product tankers and OBOs thus, the Company is dependent upon the petroleum product, vegetable oil and chemical industries and the bulk products market as its primary sources of revenue. These industries have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, vegetable oil, ore, bulk, and chemicals in particular. Any material seasonal fluctuation in the industry or any material diminution in the level of activity therein could have a material adverse effect on the Company’s business and operating results. The profitability of product tankers and their asset value results from changes in the supply of and demand for such capacity. The supply of such capacity is a function of the number of new vessels being constructed and the number of older vessels that are laid-up or scrapped. The demand for product tanker capacity is influenced by global and regional economic conditions, increases and decreases in industrial production and demand for petroleum products, vegetable oils and chemicals, developments in international trade and changes in seaborne and other transportation patterns. The nature, timing and degree of change in these industry conditions are unpredictable as a result of the many factors affecting the supply of and demand for capacity. Although there can be no assurance that the Company’s business will continue to generate cash flow at or above current levels, the Company believes that the current market rates are sustainable which increases the likelihood that it will generate cash flow at levels sufficient to service its liquidity requirements in the future.

Cash at December 31, 2006, amounted to $78.4 million, an increase of $17.6 million as compared to December 31, 2005. The increase in the cash balance is attributable to net inflows from operations of $38.6 million and inflows from financing activities of $20.1 million. These inflows were offset by outflows for investing activities of $41.2 million, primarily related to the acquisition of additional vessels. Approximately $30.0 million of the Company’s cash is anticipated to be used for the Company’s double hull conversion program in 2007, another $30.0 million is anticipated to be used for additional fleet expansion.

During the year ended December 31, 2006, inflows for financing activities were primarily attributable to mortgage proceeds of $22.3 million to finance the acquisition of a Panamax product tanker and the 50% interest in Nordan OBO 2 Inc. and to net proceeds from issuance of Floating Rate Bonds of $20 million. This total was offset by the payment of mortgage principal of $21.4 million, payments for equity and debt issuance costs of $1.7 million, payment of unsecured debt of $1.4 million and the purchase of an aggregate of 160,800 shares of common stock for treasury, for an aggregate price of $2.9 million.

During the year ended December 31, 2006, outflows for investing activities were attributable to the purchase of one combination carrier and one Panamax product tanker for $16.2 million, to vessel conversion costs of $7.9 million, a net investment in Nordan OBO 2 Inc. of $10.6 million and the investment in freight forward contracts of $1.1 million. This total was offset by proceeds from the sale of marketable securities of $0.5 million.

The Company had working capital totaling $22.2 million at December 31, 2006 as compared to $21.4 million at December 31, 2004. It is important to note that it is customary for shipping companies and their lenders to exclude the current portion of long-term debt in any working capital analysis. At December 31, 2006, the current portion of long term debt includes both the additional down payment of $4.4 million for the purchase of the M/V Sakonnet in January, 2007 and $3.3 million of payments due on the loan to finance the vessel, which was entered into on January 24, 2007. This loan was a refinancing of unsecured debt on the balance sheet at December 31, 2006. Excluding the current portion of long-term debt, the Company had working capital of $62.0 million at December 31, 2006 as compared to $54.0 million at December 31, 2005.

At December 31, 2006, the Company’s largest three accounts receivable represented 74% of total accounts receivable. At December 31, 2005, the Company’s largest single accounts receivable balance represented 81% of total accounts receivable. The allowance for doubtful accounts was $120,000 at December 31, 2006 and $229,000 at December 31, 2005. To date, the Company’s actual losses on past due receivables have not exceeded their estimate of bad debts.

Revenue from one customer accounted for $32.9 million (34.0%) of total revenues in 2006. In 2005, revenues from three significant customers accounted for $23.9 million (32.0%), $13.5 million (18.1%) and $9.8 million (13.1%) of total revenues. During 2004, revenues from three customers accounted for $8.2 million (15.9%), $7.2 million (13.9%) and $5.8 million (11.2%) of total revenues.

Vessels and capital improvements, net of accumulated depreciation, amounted to approximately $261.7 million at December 31, 2006, an increase of $47.5 million as compared with December 31, 2005. The increase is attributable to the purchase of one OBO and one Panamax product tanker for a total of $48.9 million, to the conversion of single to double hulled vessels of $7.9 million and to the investment in capital improvements of $7.1 million. This was offset by depreciation and amortization of special survey costs totaling $16.4 million.

Inventories increased $1.7 million predominantly due to the fact that all of the MR product tankers were being operated in the spot market at December 31, 2006, but all were on time charter at December 31, 2005. Bunker inventory is owned by the shipowner on a voyage, but is owned by the charterer when the vessel is on time charter. Luboil inventory totaling $0.2 million was onboard the two vessels acquired during 2006 and the average value of the luboil inventory on board the Company’s ships increased approximately 19%.

Accounts payable increased $7.4 million and accrued liabilities increased $2.1 million from December 31, 2005 to December 31, 2006. The increase in accounts payable is due to the conversions of two tankers to double hulled vessels and to special surveys performed on two vessels. A significant portion of the cost to convert one of the vessels was financed by the ship yard for a period of 15 months beginning in November 2006. The increase in accrued liabilities is due to the timing of the second conversion which was completed in early 2007 as noted above.

Accrued interest represents interest payable on the Company’s outstanding debt, the increase in which is due to the additional borrowing of $78.6, net of payments of $26.4 million. The total long-term debt at December 31, 2006 was $201.9 million as compared to $149.7 million at December 31, 2005?.

Deferred income of $7.3 million at December 31, 2006 represents an increase of $1.9 million from 2005 due to the increase in the number of time charter contracts, for which revenue is paid in advance. In addition, the Company has deferred a portion of the revenue from long-term time charters with variable annual rates, recognizing income over the life of the time charter based on the average time charter rate as opposed to the actual rate received for the period. The total amount deferred revenue at December 31, 2006 related to these long-term variable-rate contracts is approximately $2.7 million. It is expected that an additional $0.2 million of revenue associated with these variable-rate charters will be deferred in 2007. Beginning in 2008, it is expected that the Company will recognize approximately $0.9 million of previously deferred revenue associated with these variable-rate charters as revenue. In 2009 and 2010, previously deferred revenue of approximately $2.9 million and $0.6 million, respectively, will be recognized in earnings.

The straight-lining of this revenue is prescribed under US GAAP, but has no basis with respect to actual future liability under the terms of the Charter Party.

On October 18, 2005 the Company entered into a $138.1 million Reducing Revolving and Term Loan Facilities Agreement which was used to refinance the outstanding balance of the loan entered into on February 23, 2005 and to provide an additional $43.0 million for the purpose of acquiring the M/V ROGER M JONES and the M/T SAGAMORE.

On August 29, 2006 the Company, through certain wholly-owned subsidiaries, entered into a $202,000,000 Reducing Revolving and Term Loan Facilities Agreement which amended the agreement entered into on October 18, 2005.

The Reducing Revolving and Term Loan Facilities Agreement is payable in ten quarterly installments of $5,450,000 beginning on December 15, 2006, ten quarterly installments of $5,100,000 beginning on June 15, 2009 and a balloon payment of $21,500,000 due on December 15, 2011.

Interest on the Reducing Revolving and Term Loan facility is equal to LIBOR plus 1.0%. Expenses associated with the incremental borrowing on the loan of $670,000 were capitalized and will be amortized over the 5 year term of the loan.

The Reducing Revolving and Term Loan facility contains certain restrictive covenants and mandatory prepayment in the event of the total loss or sale of a vessel. It also requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 125%. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2006, the Company was in compliance with these covenants.

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

The amended loan facility contains certain restrictive covenants and requires mandatory prepayment or delivery of additional security in the event of the total loss or sale of a vessel and in the event that the fair market value of the vessels acquired falls below 140% of the Tranche 1 balance outstanding, or the fair market value of the OBO SACHUEST falls below 110% of the Tranche 2 balance outstanding. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of (a) $2.0 million and (b) six percent (6%) of the aggregate amount of indebtedness of the Company on a consolidated basis. At December 31, 2006, the Company was in compliance with these covenants.

On September 5, 2006, the Company, through a wholly-owned subsidiary, entered into an $8 million term loan facility to finance the acquisition of its 50% interest in an entity which is the disponent owner of the OBO SEAPOWET through a bareboat charter party.

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel. The facility requires a minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 125%. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2006, the Company was in compliance with these covenants.

The loan is repayable in sixteen quarterly installments of $500,000, beginning on December 7, 2006. Interest on the facility is equal to LIBOR plus 1.75%. Expenses associated with the loan of $221,000 were capitalized and will be amortized over the 4 year term of the loan.

On October 10, 2006, the Company, through a wholly-owned subsidiary, entered into a $12 million term loan facility to finance the acquisition of the M/T SACHEM.

The facility contains certain restrictive covenants on the Company, which among other things, restrict the payment of dividends and restrict leverage, investment and capital expenditures without consent of the lender. In addition, the agreement requires mandatory prepayment in the event of the total loss or sale of a vessel. The facility requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 125%. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2006, the Company was in compliance with these covenants.

The loan is repayable in sixteen quarterly installments of $550,000, beginning on January 17, 2007 and a balloon payment of $3,200,000 due on January 17, 2011. Interest on the facility is currently equal to LIBOR plus 1.25%. At such time as the vessel is fixed on a minimum two year charter at a sufficient rate (determined by the Administrative Agent), the applicable margin is reduced to 1.0% for the remainder of the term of such employment. Expenses associated with the loan of $135,000 were capitalized and will be amortized over the 4 year term of the loan.

On December 12, 2006, the Company issued $25 million of unsecured bonds of which the Company subscribed a total of $5 million. The net proceeds of the $20 million bonds will be used for general corporate purposes, including but not limited to: (i) product tanker conversion project (six vessels), (ii) conversion of the M/T SACHEM and M/T SAGAMORE to full double hull, (iii) acquisition of additional OBOs, (iv) acquisition of further product tankers, (v) continuance of share buy-back, and (vi) balance of equity payment on the OBO SAKONNET.

Interest on the bonds is equal to LIBOR plus 4%, payable quarterly in arrears. The bonds are in denominations of $100,000 each and rank pari passu. The term of the bond issue is seven years, payable in full on the maturity date.

In order to mitigate a portion of the risk associated with the variable rate interest on these bonds, the Company entered into an interest rate swap agreement to hedge the interest on $10 million of these bonds. Under the terms of the swap, which the Company has designated as a cash flow hedge, interest on the $10 million is converted from variable to a fixed rate of 4.995%.

All or a portion of the bonds may be redeemed at any time between June 2010 and June 2011 at 104.5%, between June 2011 and June 2012 at 103.25%, between June 2012 and June 2013 at 102.25% and between June 2013 and the maturity date at 101.00%.

The bond facility contains certain restrictive covenants which restrict the payment of dividends. The facility requires a minimum value adjusted equity ratio (as defined) of 25%. At December 31, 2006, the Company was in compliance with these covenants.

Management expects that the total expense for in-water survey, drydock and related repair work performed during 2007 will be approximately $0.6 million for three vessels. The expenses for drydock and related repair work totaled $0.1 million for one vessel in 2006, $0.9 million in 2005 for one vessel and $1.6 million in 2004 for two vessels. At December 31, 2006 there was one vessel in the shipyard being converted. The capitalized costs for scheduled classification survey and related vessel upgrades were $7.1 million for three vessels in 2006 and $2.1 million in 2005 for two vessels. There were no special surveys in 2004. Such capitalized costs are depreciated over the remaining useful life of the respective vessels.

Management does not believe that inflation has had any material impact on the Company's operations although certain of the Company's operating expenses (e.g., crewing, insurance and docking costs) are subject to fluctuation as a result of market forces. Inflationary pressures on bunker (fuel) costs are not expected to have a material effect on the Company's future operations because voyage charter rates are generally sensitive to the price of bunkers. However, a short-term fluctuation in bunker costs can impact the profitability of a voyage charter, which commenced prior to such fluctuation. Also, the Company is responsible for the bunker costs of its vessels while they are off hire.

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

Capital improvements to vessels made during special surveys are capitalized when incurred and amortized over the 5-year period until the next special survey. The capitalized costs for scheduled classification survey and related vessel upgrades were $7.1 million for three vessels in 2006 and $2.1 million in 2005 for two vessels. There were no special surveys in 2004.

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

Recent accounting pronouncements:

During 2006, the Company adopted the requirements of Statement of Financial Accounting Standards No. 123R Accounting for Stock Based Compensation (“SFAS No. 123R”). The adoption of SFAS No. 123R did not materially impact the Company’s 2006 statement of operations due to the fact that all of the Company’s previously existing stock options were fully vested at December 31, 2005 with no new options issued in 2006. Additionally, shares issued under the Company’s performance plan, vest immediately upon granting and have historically been reflected in operations.

C. Research and development, patents and licenses, etc.

Not applicable

D. Trend information

The Company’s fleet of product tankers consists of six single hull Medium Range (MR) tankers of about 40,000 DWT, and two double sided Long Range (LR) Panamax tanker of 61,000 and 68,000 DWT. All six of the MRs are currently operated in the spot market. One of the Panamax tankers is on a time charter with original length of three years and one is being operated in the spot market.

The Company’s operates seven OBOs of 74,000 to 98,000 DWT. All seven of these OBOs are currently on time charters with original length of two years or more.

The Company expects to operate these vessels in both the voyage (spot) markets and on long-term time charters as the existing time charters expire.

The Company entered into a contract in 2006 to convert its single hull product tankers to fully compliant double hull vessels in 2006-2007 to extend their useful trading life beyond IMO and OPA regulatory phase out dates for single hull tankers. Two vessels have been converted and the remainder will be converted in 2007 and early 2008.

E. Off-balance sheet arrangements

The Company entered into interest rate swaps during 2005 and 2006 to manage interest costs and the risk associated with increases in LIBOR. As of December 31, 2006 the Company had interest rate swaps aggregating notional amounts of $91.4 million designed to hedge debt tranches within a range of 3.86% to 5.07%, expiring from December 2009 to December 2013. The Company pays fixed-rate interest amounts and receives floating rate interest amounts based on three month LIBOR settings (for a term equal to the swaps’ reset periods). As of December 31, 2006 and 2005, the fair values of such swaps were not material.

F. Tabular disclosure of contractual obligations

At December 31, 2006, the Company’s contractual obligations consist of the OBO Holdings, Ltd., the Cliaship Holdings Corp., the Seapowet Trading Ltd., the Sachem Shipping Ltd. floating rate facilities and the B+H Ocean Carriers, Ltd. Open Bond Issue 2006/2013. The mortgage interest rates are stated as a margin (which varies from 1% to 4%) over LIBOR. The aggregate maturities, including an estimate of the interest payable are as follows:

	Principal	Interest[1]	Total

2007	$32,065,000	$10,779,000	$42,844,000
2008	28,400,000	8,829,000	37,229,000
2009	25,950,000	7,029,000	32,979,000
2010	24,100,000	5,415,000	29,515,000
2011	40,000,000	4,049,000	44,049,000
Thereafter	20,000,000	3,744,000	23,744,000
	$170,515,000	$39,845,000	$210,360,000

1 Interest is calculated using the 3 month LIBOR rate in effect at December 31, 2006 and the balance outstanding for the period. The Company does not expect changes in the rate to have a material impact on the Company’s financial statements due to the mitigation of some of such risk resulting from interest rate swaps.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The directors and executive officers of the Company as of March 31, 2006 are as follows:

Name	Age	Position with the Company

Michael S. Hudner	60	Chairman of the Board, President and Chief Executive Officer and Class A Director
Trevor J. Williams	64	Vice President and Class A Director
R. Anthony Dalzell	62	Treasurer and Chief Financial Officer and Class B Director
Charles L. Brock	64	Class B Director
John M. LeFrere	61	Class A Director
Anthony J. Hardy	67	Class A Director
Per Ditlev-Simonsen	74	Class B Director
O. Michael Lewis	57	Class B Director

All directors and executive officers of the Company were first elected in June 1988 except Mr. LeFrere, who was elected a director in December 1995, Mr. Dalzell, who was appointed to his position as Treasurer and Chief Financial Officer in March 1997 and elected as Class B Director in June 1997, Messrs. Hardy and Ditlev-Simonsen, who were elected directors in February 1998 and Mr. Lewis, who was elected at the 2006 Annual Meeting of Shareholders.

Pursuant to the Company-'s Articles of Incorporation, the Board of Direc-tors is divided into two classes of at least three persons each. Each class is elected for a two-year term. The Class A directors will serve until the 2008 annual meeting and the Class B directors will serve until the 2007 annual meeting of shareholders. Officers are appointed by the Board of Directors and serve until their succes-sors are appointed and qualified.

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

D. Employees

The Company employed, as of December 31, 2006, four non-salaried individuals on a part-time basis as officers of the Company and, through its vessel-owning subsidiaries, utilizes the services of ap-proximately 212 officers and crew. The Company's vessels are manned principally by crews from the Philippines, Pakistan, Croatia, Turkey and India.

E. Share ownership

See “Item 7.A. Major shareholders.”

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information as of March 21, 2007, concerning the beneficial ownership of the common stock of the Company by (i) the only persons known by the Company's management to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all executive officers and directors of the Company as a group:

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Common Stock (a)
Northampton Holdings Ltd.	2,011,926	28.57%
Michael S. Hudner (b)	3,556,823	50.51%
Fundamental Securities International Ltd.	1,290,257	18.32%
Devonport Holdings Ltd. (c)	1,290,257	18.32%
Harbor Holdings Corp. (d)	200,000	2.84%
B+H Management Ltd.	—	*
Charles L. Brock	—	*
R. Anthony Dalzell (e)	54,640	0.78%
Dean Investments Ltd.	54,540	0.77%
John M. LeFrere	—	*
Anthony J. Hardy	—	*
Per Ditlev-Simonsen	—	*
Trevor J. Williams (f)	3,356,823	47.67%
O. Michael Lewis	—	*
HBK Investments L.P. (g)	552,400	7.84%
Caiano Ship AS (j)	637,077	9.85%
Goldman Sachs International (j)	665,752	9.45%
Goldman Sachs (k)	414,330	5.88%
All executive officers and directors as a group (8 persons)	3,556,823	50.51%
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

(b)
Comprised of shares shown in the table as held by Northampton Holdings Ltd. (“NHL”), Fundamental Securities International Ltd. (“Fundamental”), Harbor Holdings, Ltd. and B+H Management Ltd. (“BHM”). Mr. Hudner is a general partner in the partnership which is the ultimate parent of Fundamental and a general partner in the ultimate owner of the general partner of B+H/Equimar 95 Associates, L.P. (“95 Associates”), which is a 60.6% owner of NHL. Fundamental is a 30.3% shareholder of NHL. Mr. Hudner is a 45% shareholder, a director and President of BHM. Accordingly, Mr. Hudner may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental, Harbor Holdings, Ltd. and BHM.

(c)	Devonport Holdings Ltd. is a general partner of the partnership that is the ultimate parent of Fundamental and is also a general partner in the ultimate owner of the general partner of 95 Associates.

(d)	Comprised of 200,000 shares originally granted to BHM.

(e)	Includes 54,540 shares held by an affiliated corporation of Mr. Dalzell.

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

(g) Per Schedule 13G, as filed with the United States Securities and Exchange Commission as of February 2007.

(j) Per VPS Registered Shareholder list dated March 22, 2007.

(k) Per DTCC Security Position Report dated March 16, 2007.

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

Currently, the Company pays BHM a monthly rate of $6,251 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index. During the years ended December 31, 2006, 2005 and 2004, the Company paid BHM fees of approximately $970,000, $797,000 and $460,000, respectively for these services. The total fees vary due to the change in the number of fee months resulting from changes in the number of vessels owned during each period.

The Company also pays BHM a monthly rate of $12,834 per MR product tanker and $15,540 per Panamax product tanker or OBO for technical management services, which may be adjusted annually for any increases in the Consumer Price Index. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the years ended December 31, 2006, 2005 and 2004, the Company paid BHM fees of approximately $2,360,000, $2,040,000 and $1,274,000, respectively for these services. Technical management fees are included in vessel operating expenses in the Consolidated Statements of Operations. The total fees have steadily increased due to the vessel acquisitions in 2005 and 2006.

The Company engages BHM to provide commercial management services at a monthly rate of $10,179 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM. Commercial managers provide marketing and operations services. During the years ended December 31, 2006, 2005 and 2004, the Company paid BHM fees of approximately $1,558,000, $1,238,000 and $993,000, respectively for these services. Commercial management fees are included in voyage expenses in the Consolidated Statements of Operations. The total fees increased in 2006 due to the increase in the number of fee months resulting from the increase in the number of vessels owned.

The Company engaged Centennial Maritime Services Corp. (“Centennial”), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the years ended December 31, 2006, 2005 and 2004, the Company paid Centennial manning fees of approximately $519,000, $370,000 and $215,000, respectively. Manning fees are included in vessel operating expenses in the Consolidated Statements of Operations.

BHM received brokerage commissions of $85,000 in connection with the sale of the M/T COMMUTER in August 2005. BHM received brokerage commissions of $194,000 in connection with the purchase of the OBO SACHUEST in April 2004. The Company also paid BHM standard industry chartering commissions of $672,000 in 2006 and $333,000 in 2005 in respect of certain time charters in effect during those periods. Clearwater Chartering Corporation, a company affiliated through common ownership, was paid $1,062,000, $1,194,000 and $980,000 in 2006, 2005 and 2004, respectively for standard industry chartering commissions. Brokerage commissions are included in voyage expenses in the Consolidated Statements of Operations.

During 2006, 2005 and 2004, the Company paid fees of $501,000, $60,000 and $205,000 to J.V. Equities, Inc. for consulting services rendered. J.V. Equities is controlled by John LeFrere, a director of the Company.  In December, 2004, in a restructuring of the Company’s consulting arrangement, J.V. Equities terminated a consulting arrangement providing for payments of $240,000 per year, surrendered an option to purchase 307,000 shares of Company common stock exercisable at $1.00 per share, and received a fee of $644,000 as consideration for canceling the options, which was recorded as a charge to paid in capital in the Company’s Consolidated Balance Sheets at December 31, 2004.

During 2006, 2005 and 2004, the Company paid fees of $36,000, $49,334 and $27,000, respectively, to Dean Investments for consulting services rendered. Dean Investments is controlled by R. Anthony Dalzell, the Chief Financial Officer, Vice President and a director of the Company.

During 1998, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. During 2006, 13,855 shares, bringing the total to 62,246 shares, have been issued from treasury stock where these shares were held for this purpose. Compensation cost of $259,000, $102,000 and $89,000, based on the market price of the shares at the date of issue, was included as management fees to related parties in the Consolidated Statement of Operations as of December 31, 2006, 2005 and 2004 respectively.

Effective December 31, 2000, the Company granted 600,000 stock options, with a value of $78,000 to BHM as payment for services in connection with the acquisition of the Notes. The exercise price is the fair market value at the date of grant and the options are exercisable over a ten-year period. At December 31, 2005 all of the options are fully vested.

Information regarding these stock options is as follows:

	Shares	Option Price

Outstanding at January 1, 2006	231,460	$1.00
Granted	-	-
Exercised	30,770	-
Canceled	-
Outstanding at December 31, 2006	200,690	$1.00

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

For the policy period ending February 20, 2007, the Company placed 60% of its Hull and Machinery (“H&M”) insurance for machinery claims in excess of claims of $125,000 each incident with Northampton Assurance Ltd. (“NAL”), up to a maximum of $50,000 each incident on six vessels. It also placed an average of 37.5% of its H&M insurance for machinery claims in excess of $125,000 each incident with NAL up to a maximum of $37,500 each incident on one vessel. In addition, the Company placed  (a) 75% of its H&M insurance in excess of between $125,000 and  $220,000 each incident  and (b) 100% of its Loss of Hire insurance in excess of 14 or 21 days deductible with NAL, which risks NAL fully reinsured with third party carriers.

For the policy period ending February 20, 2006, the Company placed 100% of its Hull and Machinery (“H&M”) insurance in excess of claims of $125,000 each incident with NAL, up to a maximum of an average of $64,750 each incident on one  vessel, up to  an average of $42,500 each incident on six  vessels and up to an average of $61,250 each incident on one vessel. In addition, the Company placed  (a) 75% of its H&M insurance in excess of between $125,000 and  $220,000 each incident  and (b) 100% of its Loss of Hire insurance in excess of 14 or 21 days deductible with NAL, which risks NAL fully reinsured with third party carriers.

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

For the periods ending December 31, 2006, 2005 and 2004, vessel operating expenses on the Consolidated Statements of Operations include approximately $972,000, $1,033,000 and $900,000, respectively, of insurance premiums paid to NAL (of which $884,000, $851,000 and $684,000, respectively, was ceded to reinsurers) and approximately $185,000, $189,000 and $133,000, respectively, of brokerage commissions paid to NAL.

The Company had accounts payable to NAL at December 31, 2006 of $295,000 and at December 31, 2005 of $340,000. NAL paid consulting fees of $174,000 during each of the three years ending December 31, 2006 to R. Anthony Dalzell and a company controlled by Mr. Dalzell.

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

B. Significant changes

Not applicable

Item 9. THE OFFER AND THE LISTING

A. Offer and listing details

The following table sets forth, for the last six months, the high and low sales price, for the two most recent fiscal years, the quarterly high and low sales prices and for the prior five fiscal years, the annual high and low sales price for a share of Common Stock on the American Stock Ex-change:

Sales price	High	Low

1st Quarter	20.55	18.21
2nd Quarter	20.00	17.30
3rd Quarter	18.00	15.75
4th Quarter	16.30	13.80

July	18.00	17.68
August	17.98	17.50
September	17.90	15.75
October	16.30	15.00
November	15.49	13.80
December	15.95	14.35

2005

1st Quarter	24.40	9.50
2nd Quarter	22.85	17.70
3rd Quarter	21.80	16.00
4th Quarter	20.80	17.00

Annual

2004	27.43	7.60
2003	16.65	6.50
2002	8.20	4.90
2001	6.25	0.40
2000	2.25	0.25

As of December 31, 2006, there were 191 record holders of Common Stock, 148 of whom, holding approximately 77% of the outstanding shares of Common Stock, had registered addresses in the United States.

B.	Plan of distribution

Not applicable

C. Markets

The Company's Common Stock has been publicly held and listed for trading on the American Stock Exchange since the completion of the Company's public offering in August 1988. The symbol for the Company's Common Stock on the American Stock Exchange is "BHO." The Company also has a Secondary listing on the Oslo Stock Exchange under BHOC.

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

At December 31, 2006, the Company’s largest three accounts receivable represented 74% of total accounts receivable. At December 31, 2005, the Company’s largest single accounts receivable balance represented 81% of total accounts receivable. The allowance for doubtful accounts was $120,000 at December 31, 2006 and $229,000 at December 31, 2005. To date, the Company’s actual losses on past due receivables have not exceeded their estimate of bad debts.

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

Asset/Liability Risk Management. The Company continuously measures and quantifies interest rate risk and foreign exchange risk, in each case taking into account the effect of hedging activity. The Company uses derivatives as part of its asset/liability management program in order to reduce interest rate exposure arising from changes in interest rates. The Company does not use derivative financial instruments for the purpose of generating earnings from changes in market conditions or for speculative purposes. Before entering into a derivative transaction, the Company determines that there is a high correlation between the change in value of, or the cash flows associated with, the hedged asset or liability and the value of, or the cash flows associated with, the derivative instrument

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Item 16C. Principal Accounting Fees and Services

Fees, including reimbursements for expenses, for professional services rendered by Ernst & Young LLP for the audit of the Company’s financial statements for the years ended December 31, 2006 and 2005 was $109,100, and $86,000, respectively. The fees for PricewaterhouseCoopers, LLP for the audit of the Company’s annual financial statements for the year ended December 31, 2004 was $112,500. Neither Ernst & Young LLP nor PricewaterhouseCoopers, LLP provided other services to the Company.

Item 17.	FINANCIAL STATEMENTS
The Company has elected to furnish the financial statements and related information specified in Item 18.

Item 18.	FINANCIAL STATEMENTS.

The following Consolidated Financial Statements of the Company and its subsidiaries appear at the end of this Annual Report:

Item 19. EXHIBITS.

I.	Loan Agreement between B+H Ocean Carriers Ltd. and Norsk Tillitsmann ASA on behalf of Bondholders in the bond issue FRN B+H Ocean Carriers Ltd. Open Bond Issue 2006/2013 dated December 6, 2006.
II.	$8,000,000 Term Loan Facility Agreement for Seapowet Trading Ltd. provided by Nordea Bank Norge ASA dated September 5, 2006.
III.	$202,000,000 Reducing Revolving Credit Facility Agreement between Nordea Bank Norge ASA and OBO Holdings Ltd. dated August 29, 2006.
IV.	Loan Agreement providing for a Senior Secured Term Loan of up to $12,000,000 to be made available to Sachem Shipping Ltd. and B+H Ocean Carriers Ltd. by DVB Bank America NV dated October 10, 2006.

The following documents have been filed as Exhibits to the Annual Report on Form 20-F of B+H Ocean Carriers Ltd., incorporated herein by reference:

Revolving Reducing and Term Loan Agreement dated October 18, 2005 between Nordea Bank Norge ASA and OBO Holdings Ltd. Providing for a $138,100,000 Secured Term Loan Facility
Floating Rate Loan Agreement dated February 23, 2005 between Nordea Bank Norge ASA and OBO Holdings Ltd. Providing for a $102,000,000 Secured Term Loan Facility.

SIGNATURES

 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2007	B+H OCEAN CARRIERS LTD
(Registrant)
By: /s/Michael S. Hudner
Chairman of the Board, President and Chief Executive Officer

B+H Ocean Carriers Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
B+H Ocean Carriers Ltd.

In our opinion, the accompanying consolidated balance sheets and the related statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards generally of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Boston, MA
April 6, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
B+H Ocean Carriers Ltd.

We have audited the accompanying consolidated balance sheet of B+H Ocean Carriers Ltd. as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of B+H Ocean Carriers Ltd. at December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for the two years then ended, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP
Providence, RI
April 3, 2007

B+H Ocean Carriers Ltd.
Consolidated Balance Sheets
December 31, 2006 and 2005

ASSETS	2006	2005
CURRENT ASSETS:
Cash and cash equivalents	$78,391,028	$60,827,651
Marketable equity securities	990,105	567,566
Trade accounts receivable, less allowance for doubtful accounts of $120,000 and $229,000 in 2006 and 2005, respectively	2,532,710	2,258,572
Inventories	2,547,776	855,086
Prepaid expenses and other current assets	1,408,999	1,210,915
Total current assets	85,870,618	65,719,790

Vessels, at cost:
Vessels	312,999,593	249,067,385
Less - Accumulated depreciation	(51,312,468)	(34,900,653)
	261,687,125	214,166,732

Investment in Nordan OBO 2 Inc.	10,576,398	-
Investment in debt securities	5,000,000
Fair value of derivative instruments	1,070,559	-
Other assets	2,617,744	1,536,764

Total assets	$366,822,444	$281,423,286

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$11,457,925	$4,025,919
Accrued liabilities	3,877,579	1,747,909
Accrued interest	1,090,477	454,620
Current portion of mortgage payable and unsecured debt	39,765,472	32,602,000
Deferred income	7,346,190	5,415,416
Other liabilities	150,711	59,836
Total current liabilities	63,688,354	44,305,700

Mortgage payable	118,450,000	117,063,472
Unsecured debt	23,703,908
Floating rate bonds payable	25,000,000	-

Commitments and contingencies (Note 7)	-	-

SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
no shares issued and outstanding	-	-
Common stock, $0.01 par value; 30,000,000 shares authorized;
7,557,268 shares issued, 6,964,745 and 7,081,920 shares
outstanding as of December 31, 2006 and 2005, respectively	75,572	75,572
Paid-in capital	93,861,215	94,042,310
Retained earnings	48,680,252	29,905,939
Other comprehensive income	18,183	-
Treasury stock	(6,655,040)	(3,969,707)
Total shareholders' equity	135,980,182	120,054,114
Total liabilities and shareholders' equity	$366,822,444	$281,423,286

The Accompanying notes are an integral part of these financial statements

B+H Ocean Carriers Ltd.
Consolidated Statements of Operations
For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Revenues:
Voyage, time and bareboat charter revenues	$95,591,276	$71,388,561	$51,362,910
Other revenue	1,287,775	514,491	-
Total revenues	96,879,051	71,903,052	51,362,910

Operating expenses:
Voyage expenses	14,792,322	6,033,470	9,663,653
Vessel operating expenses, drydocking and survey costs	34,159,942	26,369,749	19,742,875
Depreciation	14,958,342	10,199,359	5,525,640
Amortization of deferred charges	1,854,000	1,718,000	2,238,000
(Gain) loss on sale of vessels	-	(828,115)	4,682,965
General and administrative:
Management fees to related party	1,223,496	898,490	548,653
Consulting and professional fees, and other expenses	4,030,827	2,899,123	3,206,483
Total operating expenses	71,018,929	47,290,076	45,608,269

Income from vessel operations	25,860,122	24,612,976	5,754,641

Other income (expense):
Interest expense	(10,676,048)	(5,604,637)	(1,361,753)
Interest income	2,377,298	1,221,010	32,857
Income from investment in Nordan OBO 2 Inc.	1,262,846	-	-
Other expense	(49,905)	(130,704)	(1,730)
Total other expenses, net	(7,085,809)	(4,514,331)	(1,330,626)

Net income	$18,774,313	$20,098,645	$4,424,015

Basic earnings per common share	$2.67	$3.44	$1.15

Diluted earnings per common share	$2.59	$3.30	$1.00

Weighted average number of common shares outstanding:
Basic	7,027,343	5,844,301	3,839,242
Diluted	7,237,453	6,092,522	4,404,757

The Accompanying notes are an integral part of these financial statements

B+H Ocean Carriers Ltd.
Consolidated Statements of Changes in Shareholders' Equity

					Other
	Common	Treasury	Paid-in	Retained	Comprehensive
	Stock	Stock	Capital	Earnings	Income	Total

Balance, December 31, 2003	$43,140	$(3,073,858)	$38,142,343	$5,383,279	$-	$40,494,904
Net income				4,424,015		4,424,015
307,000 Options cancelled (3)			(644,000)			(644,000)
8,065 Treasury shares issued (1)		48,392	40,326			88,718

Balance, December 31, 2004	43,140	(3,025,466)	37,538,669	9,807,294	-	44,363,637
Net income				20,098,645		20,098,645
Common stock issued (4)	32,432		56,643,497			56,675,929
8,065 Treasury shares issued (1)		48,240	53,382			101,622
61,540 Treasury shares issued (2)		254,778	(193,238)			61,540
70,170 Treasury shares acquired (5)		(1,247,259)				(1,247,259)

Balance, December 31, 2005	75,572	(3,969,707)	94,042,310	29,905,939	-	120,054,114
Net income				18,774,313		18,774,313
Change in fair value of cash flow hedge					18,183	18,183
Comprehensive income	-	-	-	18,774,313	18,183	18,792,496
Common stock issued (4)			(234,649)			(234,649)
13,855 Treasury shares issued (1)		93,960	165,133			259,093
30,770 Treasury shares issued (2)		142,349	(111,579)			30,770
161,800 Treasury shares acquired (5)		(2,921,642)				(2,921,642)

Balance, December 31, 2006	$75,572	$(6,655,040)	$93,861,215	$48,680,252	$18,183	$135,980,182

Shares outstanding at December 31, 2006, 2005 and 2004 totaled 6,964,745, 7,081,920 and 3,839,242, respectively.

(1)	Treasury shares issued per 1998 Agreement, see NOTE 5.
(2)	Pursuant to a program to repurchase up to 600,000 shares for reissuance to B+H Management Ltd. (“BHM”) when options are exercised. See NOTE 5.
(3)	Options cancelled, see NOTE 5.
(4)	Expenses related to private placement of shares in 2005, see NOTE 3.
(5)	Pursuant to a program to repurchase up to 10% of the Company’s shares, which was authorized by the Board of Directors in October 2005.

Treasury shares outstanding are as follows:

Treasury shares outstanding at December 31, 2003	482,848
Treasury shares acquired	-
Treasury shares issued	(8,065)
Trasury shares outstanding at December 31, 2004	474,783
Treasury shares acquired	70,170
Treasury shares issued	(69,605)
Trasury shares outstanding at December 31, 2005	475,348
Treasury shares acquired	161,800
Treasury shares issued	(44,625)
Trasury shares outstanding at December 31, 2006	592,523

The Accompanying notes are an integral part of these financial statements

B+H Ocean Carriers Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$18,774,313	$20,098,645	$4,424,015
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Vessel depreciation	14,958,342	10,199,748	5,525,640
Amortization of deferred charges	1,854,000	1,717,611	2,238,000
(Gain) loss on sale of vessels	-	(828,115)	4,682,965
(Reduction in) allowance for uncollectible accounts	(109,000)	92,000	29,394
Other losses, net	49,905	130,704	1,730
Changes in assets and liabilities:
(Increase) decrease in trade accounts receivable	(165,138)	3,194,932	(3,750,890)
(Increase) decrease in inventories	(1,692,690)	(84,705)	137,566
(Increase) decrease in prepaid expenses and other current assets	(198,084)	(444,088)	126,606
Increase (decrease) in accounts payable	7,432,006	(1,305,109)	(2,115,851)
Increase (decrease) in accrued liabilities	2,129,670	(550,915)	533,947
Increase in accrued interest	635,857	186,778	78,973
Increase in deferred income	1,930,774	4,116,002	569,159
Increase (decrease) in other liabilities	90,875	(16,250)	(18,356)
Payments for special surveys	(7,100,744)	(2,084,866)	-
Total adjustments	19,815,773	14,323,727	8,038,883
Net cash provided by operating activities	38,590,086	34,422,372	12,462,898

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase and investment in vessels	(16,190,000)	(167,750,000)	(20,589,234)
Proceeds from sale of vessels	-	7,918,810	9,239,985
Investment in conversion to double hull vessels	(7,881,467)	-	-
Investment in Nordan OBO II Inc.	(14,326,398)	-	-
Dividends from Nordan OBO II Inc.	3,750,000	-	-
Investment in put option contracts	(1,055,813)	-	-
Purchase of debt securities	(5,000,000)	-	-
Purchase of equity securities	(469,006)	(500,000)	(200,000)
Net cash (used in) provided by investing activities	(41,172,684)	(160,331,190)	(11,549,249)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt financing costs	(1,481,505)	(1,318,385)	(359,655)
Issuance of common stock, net of issuance costs	(234,649)	56,675,929
Purchase of treasury stock	(2,921,642)	(1,247,259)	-
Repurchase of options	-	-	(644,000)
Issuance of treasury shares	289,863	163,162	88,718
Proceeds from mortgage financing	22,263,000	145,000,000	19,000,000
Proceeds from issuance of floating rate bonds	25,000,000	-	-
Related party loan	-	-	(944,686)
Payments of unsecured debt	(1,356,092)	-	-
Payments of mortgage principal	(21,413,000)	(24,600,000)	(8,899,828)
Net cash provided by (used in) financing activities	20,145,975	174,673,447	8,240,549

Net increase (decrease) in cash and cash equivalents	17,563,377	48,764,629	9,154,198
Cash and cash equivalents, beginning of year	60,827,651	12,063,022	2,908,824
Cash and cash equivalents, end of year	$78,391,028	$60,827,651	$12,063,022

Supplemental schedule of noncash financing and investing transactions (NOTE 9).

The Accompanying notes are an integral part of these financial statements

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

As of December 31, 2006, the Company owned and operated six medium range and two panamax product tankers and six OBO (Ore/Bulk/Oil) combination carriers. The Company also owns a 50% interest in the disponent owner of a combination carrier through its interest in Nordan OBO II (“Nordan”), which was acquired in March 2006. The Company accounts for its interest in Nordan under the equity method. As of December 31, 2005, the Company owned and operated six product tankers, one panamax product tanker and five combination carriers. As of December 31, 2004, the Company owned and operated seven product tankers and one combination carrier.

On April 12, 2006, the Company obtained a secondary listing on the Oslo Stock Exchange.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting:

The accompanying Consolidated Financial Statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies follows.

Principles of consolidation:

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries, including Cliaship Holdings Ltd. (“Cliaship”), OBO Holdings Ltd. (“OBO Holdings”), Product Transport Corporation Ltd. (“Protrans”) and Seasak Holdings Ltd. (“Seasak”). Additionally, the 2006 consolidated financial statements reflect the Company’s equity investment and related earnings associated with Nordan. All significant intercompany transactions and accounts have been eliminated in consolidation.

Revenue recognition, trade accounts receivable and concentration of credit risk:

Revenues from voyage and time charters are recognized in proportion to the charter-time elapsed during the reporting periods. Charter revenue received in advance is recorded as deferred income until charter services are rendered.

      Under a voyage charter, the Company agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight per ton of cargo or an agreed lump sum amount. Voyage costs, such as canal and port charges and bunker (fuel) expenses, are the Company’s responsibility. Voyage revenues include estimates for voyage charters in progress which are recognized on a percentage-of-completion basis using the ratio of voyage days completed through year end to the total voyage days.

Under a time charter, the Company places a vessel at the disposal of a charterer for a given period of time in return for the payment of a specified rate of hire per day. Voyage costs are the responsibility of the charterer. Revenue from time charters in progress is calculated using the daily charter hire rate, net of brokerage commissions, multiplied by the number of on-hire days through the year-end. Revenue recognized under long-term variable rate time charters is equal to the average daily rate for the term of the contract.

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

At December 31, 2006, the Company’s largest three accounts receivable represented 74% of total accounts receivable. At December 31, 2005, the Company’s largest single accounts receivable balance represented 81% of total accounts receivable. The allowance for doubtful accounts was $120,000 at December 31, 2006 and $229,000 at December 31, 2005. To date, the Company’s actual losses on past due receivables have not exceeded their estimate of bad debts.

Revenue from one customer accounted for $32.9 million (34.0%) of total revenues in 2006. In 2005, revenues from three significant customers accounted for $23.9 million (32.0%), $13.5 million (18.1%) and $9.8 million (13.1%) of total revenues. During 2004, revenues from three customers accounted for $8.2 million (15.9%), $7.2 million (13.9%) and $5.8 million (11.2%) of total revenues.

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

	2006	2005	2004

Weighted average number of shares outstanding - basic	7,027,343	5,844,301	3,839,242
Net effect of outstanding stock options	207,834	232,090	541,319
Stock compensation shares not issued	2,276	16,131	24,196

Weighted average number of shares outstanding - diluted	7,237,453	6,092,522	4,404,757

Cash and cash equivalents:

Cash and cash equivalents include cash, certain money market accounts and overnight deposits with a maturity of 90 days or less when acquired.

Marketable Securities:

Marketable equity securities are recorded at fair value determined on the basis of quoted market price. Such investments are classified as trading securities in accordance with SFAS No. 115, Accounting For Investments In Debt And Equity Securities (“FAS 115”). Changes in the fair value of such investments are recorded in other income in the Consolidated Statements of Income.

Marketable debt securities are recorded at cost which approximates fair value and are classified as trading securities in accordance with FAS 115.

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

Capital improvements to vessels made during special surveys are capitalized when incurred and amortized over the 5-year period until the next special survey. Capital improvements for classification surveys, vessel upgrades and related work (referred to as “special surveys”) totaled $7.1 million and $2.1 million for the years ended December 31, 2006 and 2005, respectively. There were no special surveys in 2004. Payments for special survey costs are characterized as operating activities on the Consolidated Statements of Cash Flows. Amortization of special survey costs is characterized as amortization of deferred charges on the Consolidated Statements of Income and of Cash Flows. Amortization of special survey costs was previously included in depreciation and amortization on the Consolidated Statements of Income and of Cash Flows.

Repairs and maintenance:

Expenditures for repairs and maintenance and interim drydocking of vessels are charged against income in the year incurred. Repairs and maintenance expense approximated $1.9 million, $1.8 million and $1.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. Interim drydocking expense was approximately $0.1 million, $0.9 million and $1.6 million for the years ended December 31, 2006, 2005 and 2004 respectively.

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

Derivatives and hedging activities:

The Company accounts for derivatives in accordance with the provisions of SFAS No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS No. 133”). The Company uses derivative instruments to reduce market risks associated with its operations, principally changes in interest rates and changes in charter rates. Derivative instruments are recorded as assets or liabilities and are measured at fair value.

Derivatives designated as cash flow hedges pursuant to SFAS No. 133 are recorded on the balance sheet at fair value with the corresponding changes in fair value recorded in other comprehensive income (equity). At December 31, 2006, the Company is party to one interest rate swap agreement that qualifies as a cash flow hedge; the fair value of this cash flow hedge is $18,183 at December 31, 2006. See NOTE 7-BONDS PAYABLE.

Derivatives that do not qualify for hedge accounting pursuant to SFAS No. 133 are recorded on the balance sheet at fair value with the corresponding changes in fair value recorded in operations. At December 31, 2006, the Company is party to two interest rate swap agreements, which were entered into during 2006, having an aggregate notional value of $81.4 million, which do not qualify for hedge accounting pursuant to SFAS No. 133. These swap agreements were entered into to hedge debt tranches within a range of 3.86% to 5.07%, expiring from December 2009 to December 2013. The aggregate fair value of these two non-qualifying swap agreements is $318,253 and is reflected within Fair Value of Derivative Instruments on the accompanying balance sheet and is recorded as income from changes in fair value in the consolidated statements of operations.

Additionally, at December 31, 2006, the Company is party to two put option agreements which are designed to mitigate the risk associated with changes in charter rates. These put option agreements, which were entered into during 2006, do not qualify for hedge accounting under SFAS No. 133; and the changes in their fair value is therefore recorded in operations. At December 31, 2006, the aggregate fair value of these non-qualifying put options is $734,123 and is reflected within Fair Value of Derivative Instruments on the accompanying balance sheet. During the year-end December 31, 2006, the Company recorded $321,690 of expense related to the change in fair value in the consolidated statements of operations.

The Company is exposed to credit loss in the event of non-performance by the counter party to the interest rate swap agreements; however, the Company does not anticipate non-performance by the counter party.

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

Recent accounting pronouncements:

During 2006, the Company adopted the requirements of Statement of Financial Accounting Standards No. 123R Accounting for Stock Based Compensation (“SFAS No. 123R”). The adoption of SFAS No. 123R did not materially impact the Company’s 2006 statement of operations due to the fact that all of the Company’s previously existing stock options were fully vested at December 31, 2005 with no new options issued in 2006. Additionally, shares issued under the Company’s performance plan, vest immediately upon granting and have historically been reflected in operations. Total compensation expense recorded for the year ended December 31, 2006 was approximately $259,000 ($102,000 and $89,000 for the years ended December 31, 2005 and 2004, respectively) and related entirely to the Company’s performance plan.

NOTE 3-ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS:

On May 25, 2005, the Company executed a private placement of 3,243,243 shares of Common Stock of the Company at a price of $18.50 per share, for aggregate gross proceeds of approximately $60 million. The newly issued shares traded over the counter in Norway until the Company obtained a listing on the Oslo Stock Exchange on April 12, 2006. The proceeds from the private placement have been and are expected to continue to be used for the acquisition of ships, refinancing of debt and general working capital purposes.

Vessel acquisitions and related amendment of loan facility:

In January 2006, the Company, through a wholly-owned subsidiary, acquired a 1993-built, 83,000 DWT Combination Carrier for $36.4 million through an existing lease structure. The acquisition also included the continuation of a five-year Time Charter which commenced in October 2005. The Company made a down payment of $3.6 million and a entered into an agreement to recorded a corresponding liability

Also in January 2006, the Company, through a wholly-owned subsidiary, acquired a 50% shareholding in Nordan which is the disponent owner of a 1992-built 75,000 DWT Combination Carrier, effected through a lease structure. The terms of the transaction were based on a vessel value of $30.4 million. The vessel was fixed on a three-year charter commencing in February 2006. The charter includes a 50% profit sharing arrangement above a guaranteed minimum daily rate. On September 5, 2006, the Company, entered into an $8 million term loan facility agreement to finance a portion of the purchase price. See NOTE 6-MORTGAGE PAYABLE

In June 2006, the Company, through a wholly-owned subsidiary, acquired a 61,000 DWT Panamax product tanker built in 1988 for $12.55 million. On October 17, 2006, the Company entered into a $12 million senior secured term loan to finance a portion of the purchase price. See NOTE 6-MORTGAGE PAYABLE.

On February 4, 2005, the Company, through a wholly-owned subsidiary, acquired three 83,000 DWT OBO, combination tanker/bulk carriers built in 1993 and 1994, for a total of $110.2 million. Two of the vessels are time chartered for five years at $26,600, $24,600, $23,600, $22,600 and $20,600 per day for the first through fifth years, respectively. The third vessel is time chartered for five years at $26,000, $24,000, $23,000, $22,000 and $20,000, respectively, for years one through five. The Company has a profit sharing arrangement with the charterers which entitles the Company to 35% of the charterer’s profits from this vessel for years 2 through 5. In conjunction with the acquisition, the Company entered into a floating rate loan facility totaling $102 million. This loan facility was refinanced on August 29, 2006, when the Company entered into a $202.0 million floating rate loan facility. See NOTE 6-MORTGAGE PAYABLE

On June 15, 2005, the Company, through a wholly-owned subsidiary, acquired a 74,800 DWT OBO built in 1992 for $33.25 million. The vessel is time chartered for three years at $23,500 per day. On November 8, 2005, the Company completed an additional drawdown on its floating rate facility to finance a portion of the purchase price. See NOTE 6-MORTGAGE PAYABLE.

On August 19, 2005, the Company, through a wholly-owned subsidiary, acquired a 68,500 DWT Panamax product tanker built in 1991 for $24.3 million. The vessel is time chartered for three years at $23,500 per day commencing January 2006. On November 8, 2005, the Company completed an additional drawdown on its floating rate facility to finance a portion of the purchase price. See NOTE 6-MORTGAGE PAYABLE.

On April 29, 2004, the Company, through a wholly-owned subsidiary, acquired a 98,000 DWT OBO, a combination tanker/bulk carrier built in 1986, for $19.4 million. Capital improvements made subsequent to acquisition to prepare the vessel for its intended use totaled $1.2 million, which were capitalized and included in the vessel’s carrying amount. The vessel is currently employed on a one year timecharter at $27,000 per day which commenced in February 2007. In conjunction with the acquisition, the Company refinanced the existing floating rate loan facility and borrowed an additional $19 million. See NOTE 6-MORTGAGE PAYABLE.

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

NOTE 4-INVESTMENTS AND OTHER ASSETS:

Investments and other assets is comprised of the following:

	2006	2005

Debt financing and related fees, net	$2,471,000	$1,387,000
Other assets	147,000	150,000
Total other assets	$2,618,000	$1,537,000

Mortgage commitment and related fees incurred in connection with the Company’s loan facilities are being amortized over the terms of the respective loans. Unamortized mortgage commitment fees are written off in the event the facility is refinanced.

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

Currently, the Company pays BHM a monthly rate of $6,251 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index. During the years ended December 31, 2006, 2005 and 2004, the Company paid BHM fees of approximately $970,000, $797,000 and $460,000, respectively for these services. The total fees vary due to the change in the number of fee months resulting from changes in the number of vessels owned during each period.

The Company also pays BHM a monthly rate of $12,834 per MR product tanker and $15,540 per Panamax product tanker or OBO for technical management services, which may be adjusted annually for any increases in the Consumer Price Index. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the years ended December 31, 2006, 2005 and 2004, the Company paid BHM fees of approximately $2,360,000, $2,040,000 and $1,274,000, respectively for these services. Technical management fees are included in vessel operating expenses in the Consolidated Statements of Operations. The total fees have steadily increased due to the vessel acquisitions in 2005 and 2006.

The Company engages BHM to provide commercial management services at a monthly rate of $10,179 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM. Commercial managers provide marketing and operations services. During the years ended December 31, 2006, 2005 and 2004, the Company paid BHM fees of approximately $1,558,000, $1,238,000 and $993,000, respectively for these services. Commercial management fees are included in voyage expenses in the Consolidated Statements of Operations. The total fees increased in 2006 due to the increase in the number of fee months resulting from the increase in the number of vessels owned.

The Company engaged Centennial Maritime Services Corp. (“Centennial”), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the years ended December 31, 2006, 2005 and 2004, the Company paid Centennial manning fees of approximately $519,000, $370,000 and $215,000, respectively. Manning fees are included in vessel operating expenses in the Consolidated Statements of Operations.

BHM received brokerage commissions of $85,000 in connection with the sale of the M/T COMMUTER in August 2005. BHM received brokerage commissions of $194,000 in connection with the purchase of the OBO SACHUEST in April 2004. The Company also paid BHM standard industry chartering commissions of $672,000 in 2006 and $333,000 in 2005 in respect of certain time charters in effect during those periods. Clearwater Chartering Corporation, a company affiliated through common ownership, was paid $1,062,000, $1,194,000 and $980,000 in 2006, 2005 and 2004, respectively for standard industry chartering commissions. Brokerage commissions are included in voyage expenses in the Consolidated Statements of Operations.

During 2006, 2005 and 2004, the Company paid fees of $501,000, $60,000 and $205,000 to J.V. Equities, Inc. for consulting services rendered. J.V. Equities is controlled by John LeFrere, a director of the Company.  In December, 2004, in a restructuring of the Company’s consulting arrangement, J.V. Equities terminated a consulting arrangement providing for payments of $240,000 per year, surrendered an option to purchase 307,000 shares of Company common stock exercisable at $1.00 per share, and received a fee of $644,000 as consideration for canceling the options, which was recorded as a charge to paid in capital in the Company’s Consolidated Balance Sheets at December 31, 2004.

During 2006, 2005 and 2004, the Company paid fees of $36,000, $49,334 and $27,000, respectively, to Dean Investments for consulting services rendered. Dean Investments is controlled by R. Anthony Dalzell, the Chief Financial Officer, Vice President and a director of the Company.

During 1998, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. During 2006, 13,855 shares, bringing the total to 62,246 shares, have been issued from treasury stock where these shares were held for this purpose. Compensation cost of $259,000, $102,000 and $89,000, based on the market price of the shares at the date of issue, was included as management fees to related parties in the Consolidated Statement of Operations as of December 31, 2006, 2005 and 2004 respectively.

Effective December 31, 2000, the Company granted 600,000 stock options, with a value of $78,000 to BHM as payment for services in connection with the acquisition of the Notes. The exercise price is the fair market value at the date of grant and the options are exercisable over a ten-year period. At December 31, 2005, all of the options outstanding were fully vested and exercisable.

Information regarding these stock options is as follows:

	Shares	Option Price

Outstanding at January 1, 2006	231,460	$1.00
Granted	-	-
Exercised	30,770	-
Canceled	-
Outstanding at December 31, 2006	200,690	$1.00

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

For the policy period ending February 20, 2007, the Company placed 60% of its Hull and Machinery (“H&M”) insurance for machinery claims in excess of claims of $125,000 each incident with Northampton Assurance Ltd. (“NAL”), an affiliated entity, up to a maximum of $50,000 each incident on six vessels. It also placed an average of 37.5% of its H&M insurance for machinery claims in excess of $125,000 each incident with NAL up to a maximum of $37,500 each incident on one vessel. In addition, the Company placed  (a) 75% of its H&M insurance in excess of between $125,000 and  $220,000 each incident  and (b) 100% of its Loss of Hire insurance in excess of 14 or 21 days deductible with NAL, which risks NAL fully reinsured with third party carriers.

For the policy period ending February 20, 2006, the Company placed 100% of its Hull and Machinery (“H&M”) insurance in excess of claims of $125,000 each incident with NAL, up to a maximum of an average of $64,750 each incident on one  vessel, up to  an average of $42,500 each incident on six  vessels and up to an average of $61,250 each incident on one vessel. In addition, the Company placed  (a) 75% of its H&M insurance in excess of between $125,000 and  $220,000 each incident  and (b) 100% of its Loss of Hire insurance in excess of 14 or 21 days deductible with NAL, which risks NAL fully reinsured with third party carriers.

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

For the periods ending December 31, 2006, 2005 and 2004, vessel operating expenses on the Consolidated Statements of Operations include approximately $972,000, $1,033,000 and $900,000, respectively, of insurance premiums paid to NAL (of which $884,000, $851,000 and $684,000, respectively, was ceded to reinsurers) and approximately $185,000, $189,000 and $133,000, respectively, of brokerage commissions paid to NAL.

The Company had accounts payable to NAL at December 31, 2006 of $295,000 and at December 31, 2005 of $340,000. NAL paid consulting fees of $174,000 during each of the three years ending December 31, 2006 to R. Anthony Dalzell and a company controlled by Mr. Dalzell.

The Company believes that the terms of all transactions between the Company and the existing officers, directors, shareholders and any of their affiliates described above are no less favorable to the Company than terms that could have been obtained from third parties.

NOTE 6-MORTGAGE PAYABLE:

On October 18, 2005 the Company, through certain wholly-owned subsidiaries entered into a $138,100,000 Reducing Revolving and Term Loan Facilities Agreement which amended the agreement entered into on February 23, 2005. The amendment made available an additional $43.0 million for the purpose of acquiring the OBO ROGER M JONES and the M/T SAGAMORE.

On August 29, 2006 the Company, through certain wholly-owned subsidiaries entered into a $202,000,000 Reducing Revolving and Term Loan Facilities Agreement which amended the agreement entered into on October 18, 2005.

The facility is payable in ten quarterly installments of $5,450,000 beginning on December 15, 2006, ten quarterly installments of $5,100,000 beginning on June 15, 2009 and a balloon payment of $21,500,000 due on December 15, 2011.

Interest on the facility is equal to LIBOR plus 1.0%. Expenses associated with the incremental borrowing on the loan of $670,000 were capitalized and will be amortized over the 5 year term of the loan.

The facility contains certain restrictive covenants and mandatory prepayment in the event of the total loss or sale of a vessel. It also requires a minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 125%. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2006, the Company was in compliance with these covenants.

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

The amended loan facility contains certain restrictive covenants and requires mandatory prepayment or delivery of additional security in the event of the total loss or sale of a vessel and in the event that the fair market value of the vessels acquired falls below 140% of the Tranche 1 balance outstanding, or the fair market value of the OBO SACHUEST falls below 110% of the Tranche 2 balance outstanding. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of (a) $2.0 million and (b) six percent (6%) of the aggregate amount of indebtedness of the Company on a consolidated basis. At December 31, 2006, the Company was in compliance with these covenants.

On September 5, 2006, the Company, through a wholly-owned subsidiary, entered into an $8 million term loan facility to finance the acquisition of its 50% interest in an entity which is the disponent owner of the OBO SEAPOWET through a bareboat charter party.

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel. The facility requires a minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 125%. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2006, the Company was in compliance with these covenants.

The loan is repayable in sixteen quarterly installments of $500,000, beginning on December 7, 2006. Interest on the facility is equal to LIBOR plus 1.75%. Expenses associated with the loan of $221,000 were capitalized and will be amortized over the 4 year term of the loan.

On October 10, 2006, the Company, through a wholly-owned subsidiary, entered into a $12 million term loan facility to finance the acquisition of the M/T SACHEM.

The facility contains certain restrictive covenants on the Company, which among other things, restrict the payment of dividends and restrict leverage, investment and capital expenditures without consent of the lender. In addition, the agreement requires mandatory prepayment in the event of the total loss or sale of a vessel. The facility requires a minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 125%. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2006, the Company was in compliance with these covenants.

The loan is repayable in sixteen quarterly installments of $550,000, beginning on January 17, 2007 and a balloon payment of $3,200,000 due on January 17, 2011. Interest on the facility is currently equal to LIBOR plus 1.25%. At such time as the vessel is fixed on a minimum two year charter at a sufficient rate (determined by the Administrative Agent), the applicable margin is reduced to 1.0% for the remainder of the term of such employment. Expenses associated with the loan of $135,000 were capitalized and will be amortized over the 4 year term of the loan.

As of December 31, 2006, the aggregate maturities, including an estimate of the interest payable are as follows:

	Principal	Interest[1]	Total

2007	$32,065,000	$8,907,000	$40,972,000
2008	28,400,000	6,957,000	35,357,000
2009	25,950,000	5,157,000	31,107,000
2010	24,100,000	3,543,000	27,643,000
2011	40,000,000	2,177,000	42,177,000
	$150,515,000	$26,741,000	$177,256,000

1 Interest is calculated using the LIBOR rate at December 31, 2006, and the average balance outstanding for the period.

NOTE 7-BONDS PAYABLE:

On December 12, 2006, the Company issued $25 million of unsecured bonds of which the Company subscribed a total of $5 million. The net proceeds of the bonds will be used for general corporate purposes, including but not limited to: (i) product tanker conversion project (six vessels), (ii) conversion of the M/T SACHEM and M/T SAGAMORE to full double hull, (iii) acquisition of additional OBOs, (iv) acquisition of further product tankers, (v) continuance of share buy-back, and (vi) balance of equity payment on the OBO SAKONNET.

Interest on the bonds is equal to LIBOR plus 4%, payable quarterly in arrears. The bonds are in denominations of $100,000 each and rank pari passu. The term of the bond issue is seven years, payable in full on the maturity date. In order to mitigate the risk of interest rate volatility associated with the variable interest rate on these bonds, the Company entered into an interest rate swap agreement to hedge $10 million of these bonds. Under the term of the interest rate swap agreement, which has similar attributes to the debt, the interest rate on the $10 million is converted from a variable rate to a fixed rate of 4.995%. The Company has designated this interest rate swap agreement as a cash flow hedge pursuant to SFAS No. 133 and the derivative qualifies for the short-cut method. At December 31, 2006, the fair value of this interest rate swap is $18,183 and is reflected on the balance sheet and within other comprehensive income.

All or a portion of the bonds may be redeemed at any time between June 2010 and June 2011 at 104.5%, between June 2011 and June 2012 at 103.25%, between June 2012 and June 2013 at 102.25% and between June 2013 and the maturity date at 101.00%.

The bond facility contains certain restrictive covenants which restrict the payment of dividends. The facility requires a minimum value adjusted equity ratio (as defined) of 25%. At December 31, 2006, the Company was in compliance with these covenants.

NOTE 8-COMMITMENTS AND CONTINGENCIES:

As discussed in NOTE 5, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. During 2006, an additional 13,855 shares, bringing the total to 62,246 shares, have been issued from treasury stock being held for this purpose.

The Company has entered into a contract for the conversion of its six single hull MR Product Tankers to fully double hull, Marpol compliant vessels suitable for trading in petroleum products and vegetable oils. Carrying out such conversions completely eliminates the present regulatory phaseout dates applicable to these vessels. The Company converted one of the six vessels in 2006 and was approximately two-thirds of the way through the second conversion at 12/31/2006. The Company expects to complete three more conversions in 2007 and the final in 2008.

NOTE 9-SUPPLEMENTAL CASH FLOW INFORMATION:

The Company acquired a vessel under an agreement whereby the Company placed a cash deposit of $3.6 million in escrow and was obligated to pay an amount equal to the seller’s obligation under a capital lease on a monthly basis until January 2007. The balance of the vessel cost was paid to the seller on January 8, 2007 and a portion of the vessel cost was financed by the Company on January 24, 2007.

The Company re-issued 13,855 shares from treasury stock in 2006 and 8,065 in 2005 and 2004 in accordance with the agreement discussed in NOTE 5. Compensation cost of $259,000, $102,000 and $89,000 based on the market price of the shares at the date of issue was included as management fees to related parties in the accompanying Consolidated Statements of Operations during the years ended December 31, 2006, 2005 and 2004, respectively. The excess of the market value of the shares at the date of issuance over the cost of the shares to the Company was charged to paid in capital.

Cash paid for interest was $9,971,000, $5,347,000 and $1,110,000 during the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 10-SUBSEQUENT EVENTS:

On January 29, 2007, the Company, through a wholly-owned subsidiary, entered into a $27 million term loan facility to finance the acquisition of the M/T SAKONNET, which vessel it had acquired in January 2006 under an unsecured financing agreement.