Form 20-F
B PLUS H OCEAN CARRIERS LTD
filed 2008-06-16
CIK 835540

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
F O R M  20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number 001-09987

B + H   O C E A N   C A R R I E R S   L T D.
(Exact name of Registrant as specified in its charter)

Liberia
(Jurisdiction of incorporation or organization)

3rd Floor, Par La Ville Place
14 Par La Ville Road
Hamilton HM 08, Bermuda
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
Name of each exchange
Title of each class                                                                               on which registered
                  Common Stock, par value $0.01 per share                                                     American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:    NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                NONE

The number of shares outstanding of the registrant's common stock, $.01 par value, at December 31, 2007 was 6,964,745 shares.

Indicate by check mark if the registrant is a well-know seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes    X                      No ____

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes    X                      No ____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 Yes    X                     No ____

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ____             Accelerated filer ____    Non-accelerated filer   X

Indicate by check mark which basis of accounting the registrant has used to prepare the statements included in this filing:

International Financial Reporting Standards as issued
US GAAP   X                            by the International Accounting Standards BoardOther        Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17                       Item 18   X

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):

Yes                               No   X

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

Item 3. KEY INFORMATION

A. Selected financial data

The following selected consolidated financial data of the Company and its subsidiaries are derived from and should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this annual report.

Income Statement Data:	Year ended December 31,
	2007	2006	2005	2004	2003
Voyage, time and bareboat charter revenues	$111,835,094	$95,591,276	$71,388,561	$51,362,910	$55,156,875
Other operating income	581,737	1,287,775	514,491	-	-
Voyage expenses	(27,882,163)	(14,792,322)	(6,033,470)	(9,663,653)	(19,373,318)
Vessel operating expenses	(39,366,478)	(34,159,942)	(26,369,749)	(19,742,875)	(25,089,187)
Depreciation and amortization	(21,542,550)	(16,812,342)	(11,917,359)	(7,763,640)	(9,024,806)
Gain (loss) on sale of vessels	-	-	828,115	(4,682,965)	(16,187,604)
General and administrative expenses	(7,349,371)	(5,254,323)	(3,797,613)	(3,755,136)	(3,897,885)
Income (loss) from operations	16,276,269	25,860,122	24,612,976	5,754,641	(18,415,925)
Gain on retirement of 9 7/8 First Preferred
Ship Mortgage Notes	-	-	-	-	6,803,965
Minority interest in net loss of consolidated subsidiary	-	-	-	-	23,866
Interest expense, net	(9,619,621)	(8,298,750)	(4,383,627)	(1,328,896)	(1,504,191)
Income from investment in Nordan OBO 2 Inc.	790,288	1,262,846
Loss on derivative instruments	(4,670,192)
Other expense	(757,567)	(49,905)	(130,704)	(1,730)	-
Net income (loss)	$2,019,177	$18,774,313	$20,098,645	$4,424,015	$(13,092,285)

Basic earnings (loss) per share (1)	$0.29	$2.67	$3.44	$1.15	$(3.41)
Diluted earnings (loss) per share (2)	$0.29	$2.59	$3.30	$1.00	$(3.41)
Dividends declared per share	$-	$-	$-	$-	$-

(1) Based on weighted average number of shares outstanding of 6,994,843 in 2007, 7,027,343 in 2006, 5,844,301 in 2005, 3,839,242 in 2004 and 3,835,269 in 2003.
(2) Based on the weighted average number of shares outstanding, increased in 2007, 2006, 2005 and 2004 by the net effects of stock options using the treasury stock method and by the assumed distribution of all shares to BHM under the 1998 agreement (See Item 7). The denominator for the diluted earnings per share calculation is 7,031,210 in 2007, 7,237,453 in 2006, 6,092,522 in 2005, 4,404,757 in 2004 and 3,835,269 in 2003.

	Year ended December 31,
Balance Sheet Data:	2007	2006	2005	2004	2003

Current assets	$97,408,642	$85,870,618	$65,719,790	$19,344,004	$6,534,213
Total assets	$405,833,474	$366,822,444	$281,423,286	$82,902,304	$70,830,212
Current liabilities	$83,142,107	$63,688,354	$44,305,700	$20,073,194	$17,024,634
Long-term liabilities	$190,254,745	$167,153,908	$117,063,472	$18,465,472	$13,310,674
Working capital (deficit)	$14,266,535	$22,182,264	$21,414,090	$(729,190)	$(10,490,421)
Shareholders' equity	$132,436,622	$135,980,182	$120,054,114	$44,363,637	$40,494,904

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

The United States Oil Pollution Act of 1990,  (“OPA90”), provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA90 provides for unlimited liability in some circumstances, such as a vessel operator’s gross negligence or willful misconduct. However, in most cases OPA90 limits liability to the greater of $1,200 per gross ton or $10 million per vessel. OPA90 also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters.

The International Maritime Organization, or IMO, has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner’s intentional or reckless conduct.

The U.S. has established strict deadlines for phasing-out single-hull oil tankers, and both the IMO and the European Union have proposed similar phase-out periods. Under OPA90, all oil tankers that do not have double hulls will be phased out by 2015 and will not be permitted to come to United States ports or trade in United States waters.  Two of the Company’s product tankers, or approximately 11% by deadweight ton (“DWT”) of the Company’s combined fleet, will be prohibited from carrying crude oil and oil products in U.S. waters by August 2010, with the phase out of such tankers occurring over the course of the period from August 2009 until August 2010.

In December 2003, the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull and non-qualifying double sided tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This amendment took effect in April 2005. The Company expects that its double sided medium range (“MR”) tanker and its double sided Panamax product tanker will be unable to carry crude oil and petroleum products in many markets commencing between 2009 and 2010.  Moreover, the IMO or other regulatory bodies may adopt further regulations in the future that could adversely affect the useful lives of its tankers as well as the Company’s ability to generate income from them. Also, new IMO regulation came into force as of January 1, 2007 requiring vegetable oils to be carried on IMO type 2 chemical tankers.  This regulation effectively excluded the Company’s six MR ships from this trade.  The Company therefore decided to convert these ships to meet the new requirements for both IMO Annex II and also Annex I, which regulates petroleum products.  Four of the ships were converted in 2006 and 2007. The Company then decided to sell one MR product tanker and to convert the two remaining MR tankers to  bulk carriers. The Company is also converting a Panamax product tanker to a bulk carrier. Two of these conversions were in process at December 31, 2007.

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

These requirements can affect the resale value or useful lives of the Company’s vessels. As a result of accidents such as the November 2002 oil spill relating to the loss of the M/T Prestige, a 26-year old single-hull tanker, the Company believes that regulation of the tanker industry will continue to become more stringent and more expensive for the Company and its competitors. Substantial violations of applicable requirements or a catastrophic release from one of the Company’s vessels could have a material adverse impact on its financial condition and results of operations as well as its reputation in the crude oil and refined petroleum products sectors, and could therefore negatively impact its ability to obtain charters in the future.

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

Maritime claimants could arrest its vessels, which could interrupt its cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of its vessels could interrupt its cash flow and require the Company to pay large sums of funds to have the arrest lifted.

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

Single hull and double sided vessels are being phased out

Six of the Company’s product tankers, or approximately 31% by DWT of its combined fleet, are single hull or double sided vessels. Under the United States Oil Pollution Act of 1990, all oil tankers that do not have double hulls will be phased out over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls, and will not be permitted to come to United States ports or trade in United States waters. The European Union has required the phase out of single hull vessels carrying “heavy oil” and as a result its single hull vessels are prohibited from carrying this product to European Union ports.  In addition, due to regulations adopted by the IMO under Annex I (oil) of MARPOL single hull vessels carrying petroleum products tankers must be phased out over the course of the period between 2005 and 2010. As a result of the MARPOL regulations, the Company expects that its three remaining single hulled MR product tankers will be unable to carry crude oil and petroleum products in many markets commencing between 2007 and 2009.  Two of the Company’s MR tankers were retrofitted with double-hulls in 2006 and early 2007 and two more were completed during 2007. The Company decided to sell one of the MR tankers and to convert the remaining MR tanker and a Panamax product tanker to bulk carriers. These conversions are in process at December 31, 2007.

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

In addition, the Company’s mortgage indebtedness at December 31, 2007 of $200.3 million is secured by mortgages on the existing fleet of vessels of the Company and its subsidiaries. If the market value of its fleet declines, the Company may not be in compliance with certain provisions of its existing credit facilities and the Company may not be able to refinance its debt or obtain additional financing. If the Company is unable to pledge additional collateral, its lenders could accelerate its debt and foreclose on its fleet.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2007, the average age of the vessels in its fleet was 20 years.  Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

The Company is dependent upon certain significant customers

At December 31, 2007, the Company’s largest five accounts receivable balances represented 86% of total accounts receivable. At December 31, 2006, the Company’s largest three accounts receivable represented 74% of total accounts receivable. The allowance for doubtful accounts was $336,000 at December 31, 2007 and $120,000 at December 31, 2006. To date, the Company’s actual losses on past due receivables have not exceeded our estimate of bad debts.

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

The Company may not generate sufficient gross revenue to operate profitably or to service its indebtedness

The Company had net income of $2.0 million on gross revenue of $112.4 million in 2007. Income from vessel operations was $16.3 million for the year-end December 31, 2007. At December 31, 2007, the Company had approximately $200.3 million in indebtedness.  There can be no assurance that future charter rates will be sufficient to generate adequate revenues or that the Company will be able to maintain efficiency levels to permit the Company to operate profitably or to service its indebtedness.

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

The Company is subject to the reporting requirements of Sarbanes Oxley

Effective for its first fiscal year ending on or after July 15, 2009, the Company is subject to full compliance with all provisions of the Sarbanes Oxley Act of 2002.  As directed by Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the Company’s internal control over financial reporting in their annual reports on Form 20-F.  Such a report is required to contain an assessment by management of the effectiveness of a company’s internal controls over financial reporting. In addition, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on the effectiveness of the Company’s internal controls over financial reporting. While the Company would expend significant resources in developing the necessary documentation and testing procedures required by Section 404, there is a risk that the Company would not comply with all of the requirements imposed by Section 404. If the Company fails to implement required new or improved controls, the Company may be unable to comply with the requirements of Section 404 in a timely manner. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of its financial statements, which could cause the market price of its common stock to decline and make it more difficult for us to finance its operations.

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

Item 4.  INFORMATION ON THE COMPANY.

A. History and development of the Company

B+H Ocean Carriers Ltd. (the "Company"*) was organized on April 28, 1988 to engage in the business of acquiring, investing in, owning, operating and selling vessels for dry bulk and liquid cargo transportation. As of December 31, 2007, the Company owned and operated seven MR product tankers, two Panamax product tankers and six OBOs. The Company also owns a 50% interest in a company which is the disponent owner of a 1992-built 75,000 DWT Combination Carrier, effected through a lease structure. Each vessel accounts for a significant portion of the Company’s revenues.

The Company’s fleet of product tankers consist of “handy-size” vessels which are between 30,000 and 50,000 summer deadweight tons ("DWT"), and are able, by reason of their smaller size, to transport commodities to and from most ports in the world, including those located in less developed third-world countries.  The Company’s Panamax product tankers are 61,000 and 68,500 DWT. Product tankers are single-deck oceangoing vessels designed to carry simultaneously a number of segregated liquid bulk commodities, such as refined petroleum products, vegetable oils, caustic soda and molasses. The Company’s fleet of OBOs are between 74,000 and 98,000 DWT. OBOs are combination carriers used to transport liquid, iron ore or bulk products such as coal, grain, bauxite, phosphate, sugar, steel products and other dry bulk commodities.

The Company is organized as a corporation in Liberia, and its principal executive office is located at ParLaVille Place, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda (telephone number (441) 295-6875).

*	When referred to in the context of vessel ownership, the “Company” shall mean the wholly-owned subsidiaries of B+H Ocean Carriers Ltd. that are registered owners.

•	Recent acquisitions, disposals and other significant transactions

On January 29, 2007, the Company, through a wholly-owned subsidiary, entered into a $27 million term loan facility to finance the acquisition of the M/V SAKONNET, which vessel it had acquired in January 2006 under an unsecured financing agreement.

In June 2007, the Company, through a wholly-owned subsidiary, acquired a 45,000 DWT product tanker built in 1990 for $19.6 million. On October 25, 2007, the Company drew down an additional $19.6 million on one of its senior secured term loans to finance the purchase price.

On September 7, 2007, the Company, through a wholly-owned subsidiary, entered into an $25,500,000 million term loan facility to finance the conversions of three of its MR product tankers to double hulled vessels. On December 7, 2007, the facility was amended to allow for an additional $8.5 million to finance the fourth MR conversion.

On October 25, 2007 the Company entered into an amended and restated $26.7 floating rate loan facility (the “amended loan facility”). The amended loan facility made available an additional $19.6 million for the purpose of acquiring the M/T CAPT. THOMAS J HUDNER and changed the payment terms for the $7.1 million balance of the loan (“Tranche 1”).

On February 26, 2008, the Company, through a wholly-owned subsidiary, sold the M/T ACUSHNET for $7.8 million. The book value of the vessel of approximately $20.4 million was classified as held for sale at December 31, 2007.

On March 27, 2008, the Company, through a wholly-owned subsidiary, sold the OBO SACHUEST for $31.3 million. The book value of the vessel of approximately $4.6 million was classified as held for sale at December 31, 2007.

•	Prior year acquisitions, disposals and other significant transactions

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

On June 20, 2005, the Company, through a wholly-owned subsidiary, sold the vessel M/T COMMUTER for $8.5 million to an unaffiliated party. The excess of the sales proceeds over the book value of the vessel of $0.8 million is included in the Consolidated Statements of Income for the year ended December 31, 2005.

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

Vessel Technical Management

At December 31, 2007, BHM was the technical manager of all of the Company's vessels, under technical management agreements. BHM employs B+H Equimar Singapore Pte. Ltd. ("BHES"), a Singapore corporation, under agency agreements to assist with certain of its duties under the technical management agreements. The vessel technical manager is responsible for all technical aspects of day-to-day vessel operations, including physical maintenance, provisioning and crewing, and receives compensation of $13,296 per MR product tanker per month and $16,099 per Panamax product tanker or OBO per month, which may be adjusted annually for any increases in the Consumer Price Index.  Such supervision includes the establishment of operating budgets and the review of actual operating expenses against budgeted expenses on a regular basis.

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

A vessel must be inspected by a surveyor of the classification society every year ("Annual Survey"), every two and a half years ("Intermediate Survey") and every five years ("Special Survey").  In lieu of a Special Survey, a shipowner has the option of arranging with the classification society for the vessel's machinery to be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period.  The Company's vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection.  Every vessel 15 years and older is also required to be drydocked at least twice in a five-year period for inspection of underwater parts of the vessel.

If any defects are found in the course of a survey or drydocking, the classification surveyor will require immediate rectification or issue a "condition of class" under which the appropriate repairs must be carried out within a prescribed time limit. The hull Special Survey includes measurements of the thickness of the steel structures in the hull of the vessel.  Should the thickness be found to be less than class requirements, steel renewals will be prescribed.  Substantial expense may be incurred on steel renewal to pass a Special Survey if the vessel has suffered excessive corrosion.

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

New MARPOL regulations were also introduced in respect of the carriage of Heavy Grade Oil (HGO). HGO includes crude oil having a density higher than 900kg/m3 at 15 degrees C and fuels oils having a density higher than 900kg/m3 at 15 degrees C or a kinematic viscosity higher than 180mm2/s at 50 degrees C. Notwithstanding these regulations, any party to MARPOL would be entitled to deny entry of single hull tankers carrying HGO, which had been otherwise allowed to carry such cargo under MARPOL, into the ports and offshore terminals under its jurisdiction. From October 21, 2003 and subject to certain exceptions, all HGO to or from European Union ports must be carried in tankers of double hull construction

The phase out dates for the purposes of carriage of petroleum products under MARPOL, for the vessels currently owned by the Company, are set out in the table below.  In October 2004, a revision was adopted to MARPOL Annex II where noxious liquid substances (NLS) such as all vegetable oils will be required to be carried on vessels complying with the International Bulk Chemical Code (IBC).  The revision comes into force on January 1, 2007.  These regulatory changes have led the Company to believe that structural modifications to its existing fleet may provide the best solution to the phase-out issues for single hull tankers. Accordingly, four of the Company’s MR tankers were retrofitted with double-hulls in 2006 and 2007 and one is currently being converted to a bulk carrier.

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

VESSEL (as of MARCH 31, 2008)	HULL	DATE BUILT	DWT	PHASE OUT FOR CARRIAGE OF PETROLEUM PRODUCTS

				MARPOL/ EU	OPA 90
M/T AGAWAM	DH	Jun-82	38,937	N/A	N/A
M/T ALGONQUIN(1)	DH	Jan-83	40,454	N/A	N/A
M/T ANAWAN	DH	Aug-81	38,937	N/A	N/A
M/T AQUIDNECK	DH	Sep-81	38,937	N/A	N/A
M/T PEQUOD	DH	Jan-82	38,238	N/A	N/A
M/T SACHEM(2)	DH	Mar-88	60,959	N/A	N/A
M/T SAGAMORE(3)	DS	Feb-91	68,536	Feb-10	Feb-15
M/T CAPT THOMAS J HUDNER	DS	May-90	44,999	May-10	May-15
OBO SACHUEST	DH	Sep-86	98,000	N/A	N/A
OBO RIP HUDNER	DH	Jul-94	83,155	N/A	N/A
OBO BONNIE SMITHWICK	DH	Dec-93	83,155	N/A	N/A
OBO SEAROSE G	DH	Apr-94	83,155	N/A	N/A
OBO ROGER M JONES	DH	Nov-92	74,868	N/A	N/A
OBO SAKONNET	DH	May-93	83,155	N/A	N/A
OBO SEAPOWET (4)	DH	Sep-92	75,000	N/A	N/A

1.	Conversion to dry bulk carrier in progress. Completion date expected to be July 2008.
2.	Conversion to dry bulk carrier in progress. Completion date expected to be April 2008.
3.	Vessel must comply with Reg.13F by Feb-10.
4.	50% owner of the entity which is the disponent owner through a bareboat charter party..

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

As of March 31, 2008, the Company’s subsidiaries are as follows:

B+H OCEAN CARRIERS LTD.	Parent
CLIASHIP HOLDINGS LTD.	100% Wholly-owned
Subsidiaries:
ALGONQUIN SHIPPING CORP	100% Wholly-owned	Owns M/T ALGONQUIN
SACHUEST SHIPPING LTD.	100% Wholly-owned	Owns M/V SACHUEST
TJH SHIPHOLDING LTD.	100% Wholly-owned	Owns M/T CAPT. THOMAS J. HUDNER

BOSS TANKERS LTD.	100% Wholly-owned
Subsidiaries:
AGAWAM SHIPPING CORP.	100% Wholly-owned	Owns M/T AGAWAM
ANAWAN SHIPPING CORP.	100% Wholly-owned	Owns M/T ANAWAN
AQUIDNECK SHIPPING CORP.	100% Wholly-owned	Owns M/T AQUIDNECK
ISABELLE SHIPHOLDINGS CORP.	100% Wholly-owned	Owns M/T PEQUOD

OBO HOLDINGS LTD.	100% Wholly-owned
Subsidiaries:
BHOBO ONE LTD.	100% Wholly-owned	Owns M/V BONNIE SMITHWICK
BHOBO TWO LTD.	100% Wholly-owned	Owns M/V RIP HUDNER
BHOBO THREE LTD.	100% Wholly-owned	Owns M/V SEAROSE G
RMJ SHIPPING LTD.	100% Wholly-owned	Owns M/V ROGER M JONES
SAGAMORE SHIPPING CORP.	100% Wholly-owned	Owns M/T SAGAMORE

SEASAK OBO HOLDINGS LTD.	100% Wholly-owned
Subsidiaries:
SAKONNET SHIPPING LTD.	100% Wholly-owned	Owner of M/V SAKONNET
SEAPOWET TRADING LTD.	100% Wholly-owned	Disponent Owner of 50% of M/V SEAPOWET (1)
SACHEM SHIPPING LTD.	100% Wholly-owned	Owns M/T SACHEM

(1) Disponent owner of M/V SEAPOWET as 50% owner of Nordan OBO II Ltd. which is disponent owner through a bareboat charter party.

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

           The following is a discussion of our financial condition and results of operations for the years ended December 31, 2007, 2006 and 2005. You should read this section together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

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

Our voyage revenues are recognized ratably over the duration of the voyages and the lives of the charters, while vessel operating expenses are recognized on the accrual basis.  We calculate daily TCE rates by dividing TCE revenues by voyage days for the relevant time period.  We also generate demurrage revenue, which an owner charges a charterer for exceeding an agreed upon time to load or discharge a cargo.

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

Twelve Months Ended December 31, 2007 versus December 31, 2006

	2007	2006
Gross revenue	$112,416,831	$96,879,000
Voyage expenses	(27,882,163)	(14,792,000)
Net revenue	84,534,668	82,087,000

Gross voyage revenue	42,909,357	18,662,000
Less: direct voyage expenses	(20,505,424)	(9,294,000)
Time charter equivalent ("TCE") revenue	22,403,933	9,368,000

Time charter revenue	68,925,737	76,929,000
Less: brokerage commissions	(2,113,286)	(1,226,000)
Time charter revenue	66,812,451	75,703,000

Less: other voyage expenses	(5,263,453)	(4,272,000)
Other	581,737	1,288,000
Net revenue	$84,534,668	$82,087,000

Days revenue on voyage	1,763	746
Days revenue on time charter	2,870	3,719
	4,633	4,465

TCE rate	$12,708	$12,558
Average time charter rate	$24,016	$20,685
Net revenue per day	$18,246	$18,385

Revenues

Revenues from voyage and time charters increased $16.2 million or 17% from 2006. The increase is due to a 4% increase in the number of total on-hire days from 2006 to 2007 and due to the fact that there were 1,017 (136%) more voyage days in 2007 than in 2006. Revenue from voyage charters is recorded on a gross basis, before voyage expenses. The TCE rate increased $151 per day (1%). Approximately 34% of the increase in voyage charter days is due to acquisitions in 2006 and 2007. The M/T Sachem, purchased in June 2006, was on time charter from its acquisition to February of 2007, but on voyage charters thereafter. The Capt. Thomas J. Hudner, which was acquired in June 2007, spent the remainder of the year in the spot market. Another 16% of the increase in voyage charter days was attributable to vessels positioned for conversion during 2007. Voyage charters allowed the Company more flexibility with respect to this positioning. Finally, the spot market provided the best employment for the Company’s MR fleet, post conversion. At December 31, 2007, five of the Company’s seven MR product tankers were employed in the voyage charter market and one on a short term time charter. The six combination carriers and one of its Panamax product tankers were employed on long-term time charters. The remaining MR tanker and Panamax tanker are being converted to bulk carriers.

Other revenue primarily includes $0.5 million earned in respect of the profit sharing arrangement with the charterer of one of the OBOs acquired in 2005.

Voyage expenses

Voyage expenses consist of port, canal and fuel costs that are unique to a particular voyage and commercial overhead costs, including commercial management fees paid to BHM. Under a time charter, the Company does not incur port, canal or fuel costs. Voyage expenses increased $13.1 million, or 88%, to $27.9 million for the twelve month period ended December 31, 2007 compared to $14.8 million for the comparable period of 2006. This is due to the increase in voyage days from 746 in 2006 to 1,763 in 2007. Direct voyage expenses on a per day basis decreased 7% or $827 per day, predominantly due to decreases in port charges.

Vessel operating expenses

The increase in vessel operating expenses is due to the increase in the number of vessels, as noted above. Vessel operating expenses increased $5.3 million (15%) from 2006 to 2007. Approximately $3.3 million (63%) of the increase related to vessels acquired in June 2006 and June 2007. In addition, there was an increase in average daily operating expenses of $402 per day for a total of $2.1 million.

Depreciation and amortization

Depreciation increased by $0.2 million, or 2%, to $15.2 million for the twelve months ended December 31, 2007 compared to $14.9 million for the prior period. Amortization of deferred charges, which includes amortization of conversion costs, special surveys and debt issuance costs increased $4.5 million due predominantly to the completed conversions of three MR tankers to double hull and to additional amortization of special survey costs incurred in 2007.

	2007	2006

Depreciation of vessels	$ 15,201,000	$ 14,959,000
Amortization of special survey costs	4,020,000	1,195,000
Amortization of vessel conversion costs	1,714,000	258,000
Amortization of debt issuance costs	607,000	401,000
Total depreciation and amortization	$ 21,542,000	$ 16,813,000

General and administrative expenses

General and administrative expenses include all of our onshore expenses and the fees that BHM charges for administration. Management fees increased by $1.0 million, or 84%, to $2.3 million for the twelve month period ended December 31, 2007 compared to $1.2 million for the prior period. The increase is due to the issuance of 60,000 shares of common stock to BHM resulting in compensation expense of $1.1 million. Fees for consulting and professional fees and other expenses increased $1.1 million or 26%. The increase is partly attributable to the issuance of 2,500 shares of the Company’s common stock to each director, resulting in compensation expense of $0.4 million. Another $0.4 million of the increase is attributable to an increase in legal fees, and the balance includes increases in charitable contributions and mortgagees interest insurance premiums.

Interest Expense and Interest Income

The $2.1 million (19%) increase in interest expense is due to the increase in outstanding debt. The average long-term debt balance for 2007 was approximately $175.9 million, as compared to approximately $143.8 million for 2006. The Company entered into a new loan agreement totaling $34.0 million on September 7, 2007 to finance conversions of four of its MR tankers, of which $8.5 million was drawn down in October. The Company also drew an additional $19.6 million on its Cliaship Holdings facility to finance the purchase of the MR tanker acquired in June 2007.

Both the interest paid on the Company’s debt and the interest earned on its cash balances are based on LIBOR. Interest income for 2007 of $3.1 million represented an increase of $0.7 million or 31% of the prior year’s interest income of $2.4 million. The increase in interest income is due to the fact that the Company had a higher average cash balance during 2007 as compared to 2006. In addition, average LIBOR rates of 5.25% for 2007 were approximately 3% higher than the 2006 average of 5.1%.

Equity in income of Nordan OBO II

Equity in income of Nordan OBO II of $0.8 million represents income from the Company’s 50% interest in an entity which is the disponent owner of a 1992-built 75,000 DWT combination carrier through a bareboat charter party which was acquired in March 2006. The decrease from 2006 of $0.5 million is due to the fact that the ship was offhire for special survey work during a portion of 2007.

Loss on fair value of derivatives

During 2007, the Company entered into interest rate swap agreements to mitigate the risk associated with variable rate debt. Two of these interest rate swap agreements do not qualify for hedge accounting under US GAAP and, as such, the changes in the fair value of these swaps are reflected in the Company’s Statements of Income. For the years ended December 31, 2007 and 2006, the Company recognized aggregate losses of $1.3 million and gains of $0.3 million, respectively, on these non-qualifying swap agreements. The aggregate fair value of these non-qualifying swap agreements is a liability of $0.9 million at December 31, 2007 and an asset of $0.3 million at December 31, 2006. The other swap agreements have been designated as cash flow hedges by the Company and as such, the changes in the fair value of these swaps are reflected as a component of other comprehensive income. The fair value of these cash flow hedges are liabilities of $828,000 at December 31, 2007 and an asset of $18,000 at December 31, 2006.

In 2007 and 2006, the Company bought put options costing a total of $11.1 million to mitigate the risk associated with the possibility of falling time charter rates. These put options do not qualify for special hedge accounting under US GAAP and, as such, the aggregate changes in the fair value of these option contracts are reflected in the Company’s Consolidated Statements of Income. The aggregate unrealized loss on the value of the contracts totaled $3.4 million at December 31, 2007 and $0.3 million at December 31, 2006.

Loss on investment

The Company invested in an oil drilling operation during 2007. The investment of $0.6 million was written off in the 4th quarter, when it was determined the wells would not result in any production.

Twelve Months Ended December 31, 2006 versus December 31, 2005

	2006	2005
Gross revenue	$96,879,000	$71,903,000
Voyage expenses	(14,792,000)	(6,033,000)
Net revenue	82,087,000	65,870,000

Gross voyage revenue	18,662,000	5,871,000
Less: direct voyage expenses	(9,294,000)	(1,621,000)
Time charter equivalent (TCE) revenue	9,368,000	4,250,000

Time charter revenue	76,929,000	65,518,000
Less: brokerage commissions	(1,226,000)	(1,202,000)
Time charter revenue	75,703,000	64,316,000

Less: other voyage expenses	(4,272,000)	(3,210,000)
Other	1,288,000	514,000
Net revenue	$82,087,000	$65,870,000

Days revenue on voyage	746	201
Days revenue on time charter	3,719	3,527
	4,465	3,728

TCE rate	$12,558	$21,144
Average time charter rate	$20,685	$18,576
Net revenue per day	$18,385	$17,669

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

Other revenue primarily includes $0.8 million earned in respect of the combination carrier acquired in 2006, in lieu of timecharter revenue, from the January 15, 2006 effective date of the purchase until the closing date and $0.5 million representing settlement proceeds from the various insurance claims.

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

	2006	2005

Depreciation of vessels	$ 14,959,000	$ 10,199,000
Amortization of special survey costs	1,195,000	1,475,000
Amortization of vessel conversion costs	258,000	-
Amortization of debt issuance costs	401,000	243,000
Total depreciation and amortization	$ 16,813,000	$ 11,917,000

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

Gain on fair value of interest rate swaps

During 2006, the Company entered into three interest rate swap agreements to mitigate the risk associated with the variable rate debt. Two of these interest rate swap agreements do not qualify for hedge accounting under US GAAP and as such, the changes the fair value of these swaps are reflected in the Company’s Consolidated Statements of Income. For the year ended December 31, 2006, the Company recognized aggregate gains of $0.3 million on these non-qualifying swap agreements. The aggregate fair value of these non-qualifying swap agreements is $0.3 million at December 31, 2006. The third swap agreement has been designated as a cashflow hedge by the Company and as such, the changes in the fair value of this swap are reflected as a component of other comprehensive income. The fair value of this cashflow hedge is $18,000 at December 31, 2006.

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

Cash at December 31, 2007, amounted to $61.6 million, a decrease of $16.8 million as compared to December 31, 2006. The decrease in the cash balance is attributable to net inflows from operations of $40.9 million and inflows from financing activities of $10.6 million. These inflows were offset by outflows for investing activities of $68.3 million, primarily related to the conversion of existing vessels and the acquisition of an additional vessel. Approximately $27.0 million of the Company’s cash is anticipated to be used in 2008 to convert three of the Company’s tankers to bulk carriers. The remaining cash is expected to be used for operating activities and additional fleet expansion.

During the year ended December 31, 2007, inflows for financing activities were primarily attributable to mortgage proceeds of $88.7 million to finance the acquisition of an MR product tanker and the vessel acquired under an unsecured debt facility in 2006, as well as to finance the conversion of four of the Company’s MR product tankers to fully double hulled vessels. The Company also issued treasury shares for the total option price of $0.2 million. This total was offset by the payment of mortgage principal of $38.9 million, payments for equity and debt issuance costs of $1.6 million, payment of unsecured debt of $31.4 million and the purchase of an aggregate of 381,096 shares of common stock for treasury, for an aggregate price of $6.4 million.

During the year ended December 31, 2007, outflows for investing activities were attributable to the purchase of one MR product tanker for $19.6 million, to vessel conversion costs of $39.1 million, the investment in put contracts of $10.0 million and to other investments of $0.2 million. This is offset by a net decrease in the investment in Nordan OBO 2 Inc. of $0.6 million.

The Company had working capital totaling $14.3 million at December 31, 2007 as compared to $22.2 million at December 31, 2006. It is important to note that it is customary for shipping companies and their lenders to exclude the current portion of long-term debt in any working capital analysis. Excluding the current portion of long-term debt, the Company had working capital of $51.1 million at December 31, 2007 as compared to $62.0 million at December 31, 2006.

Trade accounts receivable increased $2.2 million at December 31, 2007 over 2006. The increase is predominantly attributable to the amount of demurrage revenue earned during the year. Demurrage revenue accounted for $8.9 million of revenue in 2007 and $2.2 million in 2006. Demurrage balances are typically outstanding for six months to one year and frequently require greater collection efforts. The Company has evaluated its demurrage receivable balance and believes that amounts deemed doubtful are properly included in the allowance for doubtful accounts.

At December 31, 2007, the Company’s largest five accounts receivable balances represented 86% of total accounts receivable. At December 31, 2006, the Company’s largest three accounts receivable represented 74% of total accounts receivable. The allowance for doubtful accounts was $336,000 at December 31, 2007 and $120,000 at December 31, 2006. To date, the Company’s actual losses on past due receivables have not exceeded our estimate of bad debts.

During 2007, revenues from one customer accounted for $35.6 million (31.6%) of total revenues. Revenue from one customer accounted for $32.9 million (34.0%) of total revenues in 2006. In 2005, revenues from three significant customers accounted for $23.9 million (32.0%), $13.5 million (18.1%) and $9.8 million (13.1%) of total revenues, respectively.

Inventories increased $0.9 million predominantly due to the fact that seven of the Company’s vessels owned their inventory at December 31, 2007 versus six at December 31, 2006. Bunker inventory is owned by the shipowner when the vessel is on a voyage or offhire, but is owned by the charterer when the vessel is on time charter.

Vessels and capital improvements, net of accumulated depreciation, amounted to approximately $282.5 million at December 31, 2007, an increase of $20.8 million as compared with December 31, 2006. The increase is attributable to the purchase of one MR product tanker for a total of $19.6 million, to the investment in conversion projects of $39.1 million and to the investment in capital improvements of $8.0 million. This was offset by the reclass of vessels held for sale of $25.0 million to current liabilities and to depreciation and amortization of special survey and conversion costs totaling $20.9 million.

At December 31, 2007, the Company is party to put option agreements which are designed to mitigate the risk associated with changes in charter rates. These put option agreements, which were entered into during 2006 and 2007, do not qualify for hedge accounting under SFAS No. 133; and the changes in their fair value is therefore recorded in operations. At December 31, 2007 and 2006, the aggregate fair value of these non-qualifying put options is $7.3 million and $0.7 million, respectively and is reflected within Fair Value of Derivative Instruments on the accompanying balance sheets. During the years ended December 31,

2007 and 2006, the Company recorded $3.4 million and $0.3 million of expense in the consolidated statements of income related to the change in fair value.

Other assets increased $1.0 million as a result of debt issuance costs incurred relating to the new loans, as detailed below.

Accounts payable increased $23.7 million and accrued liabilities decreased $0.8 million from December 31, 2006 to December 31, 2007. The net increase in accounts payable and accrued liabilities is due to the conversions of three tankers to double hulled vessels which were financed under an installment plan with the shipyard and to the conversion of two vessels to bulk carriers which are ongoing at December 31, 2007.

Deferred income of $6.6 million at December 31, 2007 represents a decrease of $0.8 million as compared to 2006. The decrease is predominantly due to the fact that the M/T SACHEM was on timecharter at the end of 2006, but is being converted to a bulk carrier at the end of 2007.

During 2007 and 2006, the Company entered into interest rate swap agreements to mitigate the risk associated with its variable rate debt. The aggregate fair value of these non-qualifying swap agreements is a liability of $0.9 million at December 31, 2007. As of December 31, 2006, the fair value of these swaps was an asset of $0.3 million.

On January 24, 2007, the Company, through a wholly-owned subsidiary, entered into a $27 million term loan facility to refinance the acquisition of the M/T SAKONNET, acquired in January 2006 under an unsecured financing agreement.

The loan is payable in four quarterly installments of $825,000 beginning on April 30, 2007, twelve quarterly installments of $1,000,000 and sixteen quarterly installments of $750,000.

Interest on the Reducing Revolving and Term Loan facility is equal to LIBOR plus 0.875%. Expenses associated with the loan of $395,000 were capitalized and will be amortized over the 8 year term of the loan.

The loan facility contains certain restrictive covenants and mandatory prepayment in the event of the total loss or sale of a vessel. It also requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 125%. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2007, the Company was in compliance with these covenants.

On September 7, 2007, the Company, through a wholly-owned subsidiary, entered into a $25,500,000 million term loan facility to finance the conversions of three of its MR product tankers to double hulled vessels. On December 7, 2007, the facility was amended to allow for an additional $8.5 million to finance the fourth MR conversion.

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel and a loan to value ratio of 120%. The facility requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on fixed charters of twelve months or more and 120% if 50% of the vessels are on fixed charters of twelve months or more and 125% at all times otherwise. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2007, the Company was in compliance with these covenants.

The loan is repayable in sixteen quarterly installments of varying amounts, beginning on March 7, 2007 and a balloon payment on March 7, 2012. Interest on the facility is equal to LIBOR plus 2.0%. Expenses associated with the loan of $586,000 were capitalized and will be amortized over the four year term of the loan.

In order to mitigate a portion of the risk associated with the variable rate interest on this loan, the Company entered into an interest rate swap agreement to hedge the interest on $25.5 million of the loan. Under the terms of the swap, which the Company has designated as a cash flow hedge, interest is converted from variable to a fixed rate of 4.910%.

On October 25, 2007 the Company entered into an amended and restated $26,700,000 floating rate loan facility (the “amended loan facility”). The amended loan facility made available an additional $19.6 million for the purpose of acquiring the M/T CAPT. THOMAS J HUDNER and changed the payment terms for the $7.1 million balance of the loan.

The amended loan facility is apportioned into two tranches, Tranche A being payable in full on the April 30, 2009. Tranche B is payable in thirteen quarterly installments of $812,500 beginning on July 30, 2009 and a balloon payment of $9,037,500 due on October 30, 2012. Interest on the facility is equal to LIBOR plus 1.0%.

Expenses associated with the amended loan facility of approximately $344,000, were capitalized and are being amortized over the five-year period of the loan.

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel and a loan to value ratio of 120%. The facility requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on fixed charters of twelve months or more, 120% if 50% of the vessels are on fixed charters of twelve months or more and 125% at all times otherwise. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2007, the Company was in compliance with these covenants.

Management does not expect to incur expense for in-water survey, drydock and related repair work performed during 2008. The expenses for drydock and related repair work totaled $0.5 million in 2007 for three vessels, $0.1 million for one vessel in 2006 and $0.9 million in 2005. At December 31, 2007 there were two vessels in the shipyard being converted to bulk carriers. The capitalized costs for scheduled classification survey and related vessel upgrades were $8.0 million for five vessels in 2007, $7.1 million for three vessels in 2006 and $2.1 million in 2005 for two vessels. Such capitalized costs are depreciated over the remaining useful life of the respective vessels.

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

Vessels, capital improvements and depreciation:

Vessels are stated at cost, which includes contract price, acquisition costs and significant capital expenditures made within nine months of the date of purchase. Depreciation is provided using the straight-line method over the remaining estimated useful lives of the vessels, based on cost less salvage value. The estimated useful lives used are 30 years from the date of construction. When vessels are sold, the cost and related accumulated depreciation are reversed from the accounts, and any resulting gain or loss is reflected in the accompanying Consolidated Statements of Income.

Capital improvements to vessels made during special surveys are capitalized when incurred and amortized over the 5-year period until the next special survey. The capitalized costs for scheduled classification survey and related vessel upgrades were $8.0 million for five vessels in 2007, $7.1 million for three vessels in 2006 and $2.1 million in 2005 for two vessels. Such capitalized costs are depreciated over the remaining useful life of the respective vessels. Conversion costs are capitalized and will be amortized over the period remaining to 30 years.

Payments for special survey costs are characterized as operating activities on the Consolidated Statements of Cash Flows. Amortization of special survey costs is characterized as amortization of deferred charges on the Consolidated Statements of Income and of Cash Flows. Amortization of special survey costs was previously included in depreciation and amortization on the Consolidated Statements of Income and of Cash Flows. Conversion costs are capitalized and will be amortized over the period remaining to 30 years.

Repairs and maintenance:

Expenditures for repairs and maintenance and interim drydocking of vessels are charged against income in the year incurred. Repairs and maintenance expense approximated $2.2 million,$1.9 million and $1.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. Interim drydocking expense was approximately $0.5 million, $0.1 million and $0.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

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

Derivatives designated as cash flow hedges pursuant to SFAS No. 133 are recorded on the balance sheet at fair value with the corresponding changes in fair value recorded as a component of accumulated  other comprehensive income (equity). At December 31, 2007, the Company is party to two interest rate swap agreements that qualify as cash flow hedges; the aggregate fair value of these cash flow hedges are a liability of $0.8 million at December 31, 2007 and an asset of $18,183 at December 31, 2006. See NOTE 7-BONDS PAYABLE.

Derivatives that do not qualify for hedge accounting pursuant to SFAS No. 133 are recorded on the balance sheet at fair value with the corresponding changes in fair value recorded in operations. At December 31, 2007 and 2006, the Company is party to two interest rate swap agreements having an aggregate notional value of $47.4 million, which do not qualify for hedge accounting pursuant to SFAS No. 133. These swap agreements were entered into to hedge debt tranches of 5.07%, expiring in December 2010. The aggregate fair value of these two non-qualifying swap agreements is a liability of $0.9 million at December 31, 2007 and an asset of $0.3 million at December 31, 2006, which is reflected within Fair Value of Derivative Instruments on the accompanying balance sheet and is recorded as income (loss) from changes in fair value in the consolidated statements of operations.

Additionally, at December 31, 2007, the Company is party to put option agreements which are designed to mitigate the risk associated with changes in charter rates. These put option agreements, which were entered into during 2007 and 2006, do not qualify for hedge accounting under SFAS No. 133; and the changes in their fair value is therefore recorded in operations. At December 31, 2007 and 2006, the aggregate fair value of these non-qualifying put options is $7.3 million and $0.7 million, respectively and is reflected within Fair Value of Derivative Instruments on the accompanying balance sheet. During the years ended December 31, 2007 and 2006, the Company recorded $3.4 million and $0.3 million of expense in the consolidated statements of operations related to the change in fair value of these instruments.

The Company is exposed to credit loss in the event of non-performance by the counter party to the interest rate swap agreements; however, the Company does not anticipate non-performance by the counter party.

The Company is party to foreign currency exchange contracts which are designed to mitigate the risk associated with changes in foreign currency exchange rates. These contracts, which were entered into during 2007, do not qualify for hedge accounting under SFAS No. 133; and the changes in their fair value is therefore recorded in operations. At December 31, 2007, the aggregate fair value of these non-qualifying foreign exchange contracts is $30,000 and is reflected within Fair Value of Derivative Instruments on the accompanying balance sheet and statements of income.

 Recent accounting pronouncements:

During 2006, the Company adopted the requirements of Statement of Financial Accounting Standards No. 123R “Accounting for Stock Based Compensation” (“SFAS No. 123R”). The adoption of SFAS No. 123R did not materially impact the Company’s 2006 statement of operations due to the fact that all of the Company’s previously existing stock options were fully vested at December 31, 2005 with no new options issued in 2006. Additionally, shares issued under the Company’s performance plan, vest immediately upon granting and have historically been reflected in operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“SFAS No. 157”) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is applicable for the Company as of January 1, 2008, the first day of fiscal 2008. The FASB issued FASB Staff Position FAS 157-b, “Effective Date of FASB Statement No. 157,” which deferred the effective date of the Statement for certain non-financial assets and liabilities until fiscal 2009. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated balance sheets and results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for the Company beginning January 1, 2008. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated balance sheets and results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007), “Business Combinations,” (“SFAS No. 141R”), which makes certain modifications to the accounting for business combinations. Theses changes include (1) the requirement for an acquirer to recognize all assets acquired and liabilities assumed at their fair value on the acquisition date; (2) the requirement for an acquirer to recognize assets or liabilities arising from contingencies at fair value as of that acquisition date; and (3) the requirement that an acquirer expense all acquisition related costs. This Statement is required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of fiscal 2009. The Company does not expect the adoption of SFAS No. 141 to have a material impact on its consolidated balance sheets and results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” (“SFAS No. 160”) which requires noncontrolling (minority) interests in subsidiaries to be initially measured at fair value and presented as a separate component of shareholders’ equity. Current practice is to present noncontrolling interests as a liability or other item outside of equity. This Statement is required to be applied prospectively after the beginning of fiscal 2009, although the presentation and disclosure requirements are required to be applied on a retrospective basis. The Company does not expect the adoption of SFAS No. 160 to have a material impact on its consolidated balance sheets or results of operations.

C. Research and development, patents and licenses, etc.

Not applicable

D. Trend information

The Company’s fleet of product tankers consists of four double hull Medium Range (MR) tankers of about 40,000 DWT, and one double sided Long Range (LR) Panamax tanker. Three of the MRs are currently operated in the spot market, one is on a short-term time charter and one is being converted to a dry bulk carrier. One of the Panamax tankers is on a time charter with original length of three years and one is being converted to a dry bulk carrier.

The Company’s operates seven OBOs of 74,000 to 98,000 DWT. All seven of these OBOs are currently on time charters with original length of two years or more.

The Company expects to operate these vessels in both the voyage (spot) markets and on long-term time charters as the existing time charters expire.

E. Off-balance sheet arrangements

The Company periodically enters into interest rate swaps to manage interest costs and the risk associated with increases in variable interest rates. As of December 31, 2007, the Company had interest rate swaps aggregating notional amounts of $82.9 million designed to hedge debt tranches within a range of 4.76% to 5.07%, expiring from December 2010 to December 2013. The Company pays fixed-rate interest amounts and receives floating rate interest amounts based on three month LIBOR settings (for a term equal to the swaps’ reset periods). Two of the swap agreements have been designated as cash flow hedges by the Company and as such, the changes in the fair value of these swaps are reflected as a component of other comprehensive income. The aggregate fair value of swap agreements designated as cash flow hedges are liabilities of $828,000 at December 31, 2007 and an asset of $18,000 at December 31, 2006. The aggregate fair value of non-qualifying swap agreements is a liability of $0.9 million at December 31, 2007 and an asset of $0.3 million at December 31, 2006.

F. Tabular disclosure of contractual obligations

At December 31, 2007, the Company’s contractual obligations consist of the OBO Holdings, Ltd., the Cliaship Holdings Corp., the Seapowet Trading Ltd. and the Sachem Shipping Ltd. floating rate facilities and the B+H Ocean Carriers, Ltd. Open Bond Issue 2006/2013. The mortgage interest rates are stated as a margin (which varies from 1% to 4%) over LIBOR. The aggregate maturities, including an estimate of the interest payable are as follows:

	Principal	Interest[1]	Total

2008	$36,808,000	$5,850,000	$42,658,000
2009	46,155,000	3,985,000	50,140,000
2010	38,390,000	2,843,000	41,233,000
2011	55,104,000	1,801,000	56,905,000
2012	17,167,000	689,000	17,856,000
Thereafter	6,678,000	344,000	7,022,000
	$200,302,000	$15,512,000	$215,814,000
1 Interest is calculated using the 3 month LIBOR rate in effect at March 31, 2008 (due to the fact that there was a significant drop in interest rates in the first quarter of 2008) and the balance outstanding for the period. The Company does not expect changes in the rate to have a material impact on the Company’s financial statements due to the mitigation of some of such risk resulting from interest rate swaps.

G. Safe harbor

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

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The directors and executive officers of the Company are as follows:

Name	Age	Position with the Company

Michael S. Hudner	61	Chairman of the Board, President and Chief Executive Officer and Class A Director
Trevor J. Williams	65	Vice President and Class A Director
R. Anthony Dalzell	63	Treasurer and Chief Financial Officer and Class B Director
Charles L. Brock	65	Class B Director
John M. LeFrere	63	Class A Director
Anthony J. Hardy	68	Class A Director
Per Ditlev-Simonsen	75	Class B Director
O. Michael Lewis	58	Class B Director

All directors and executive officers of the Company were first elected in June 1988 except Mr. LeFrere, who was elected director in December 1995, Mr. Dalzell, who was appointed to his position as Treasurer and Chief Financial Officer in March 1997 and elected as director in June 1997, Messrs. Hardy and Ditlev-Simonsen, who were elected directors in February 1998 and Mr. Lewis, who was elected at the 2006 Annual Meeting of Shareholders.

Pursuant to the Company's Articles of Incorporation, the Board of Directors is divided into two classes of at least three persons each.  Each class is elected for a two-year term.  The Class A directors will serve until the 2008 annual meeting and the Class B directors will serve until the 2009 annual meeting of shareholders.  Officers are appointed by the Board of Directors and serve until their successors are appointed and qualified.

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

The Company does not pay salaries or provide other direct compensation to its executive officers.  Directors who are not officers of the Company are entitled to receive annual fees of $30,000, and the Chairman of the Audit Committee is entitled to receive an additional fee of $2,000 per month.  Each director was also awarded 2,500 shares of the Company’s stock during 2007. Certain directors and executive officers of the Company earn compensation indirectly through entities which provide services to the Company. (See Item 7).

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

D. Employees

The Company employed, as of December 31, 2007, four non-salaried individuals on a part-time basis as officers of the Company and, through its vessel-owning subsidiaries, utilizes the services of approximately 212 officers and crew.  The Company's vessels are manned principally by crews from the Philippines, Pakistan, Croatia, Turkey and India.

E.  Share ownership

See “Item 7.A.  Major shareholders.”

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information as of June 5, 2008, concerning the beneficial ownership of the common stock of the Company by (i) the only persons known by the Company's management to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all executive officers and directors of the Company as a group:

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Common Stock (a)
Northampton Holdings Ltd.	2,011,926	29.30%
Michael S. Hudner (b)	3,686,809	53.69%
Fundamental Securities International Ltd.	1,415,243	20.61%
Devonport Holdings Ltd. (c)	1,415,243	20.61%
Harbor Holdings Corp. (d)	202,500	2.95%
Charles L. Brock	2,500	0.04%
R. Anthony Dalzell (e)	57,140	0.83%
Dean Investments Ltd.	54,540	0.83%
John M. LeFrere	2,500	0.04%
Anthony J. Hardy	2,500	0.04%
Per Ditlev-Simonsen	—	*
Trevor J. Williams (f)	3,486,809	50.78%
O. Michael Lewis	2,500	0.04%
HBK Investments L.P. (g)	532,400	7.80%
Caiano Ship AS (g)	1,146,667	16.70%
Goldman Sachs International/Orkla Finans (g)	561,130	8.2%

All executive officers and directors as a group (8 persons)	3,699,309	53.87%
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

(b)
Comprised of shares shown in the table as held by Northampton Holdings Ltd. (“NHL”), Fundamental Securities International Ltd. (“Fundamental”), Harbor Holdings Ltd.. (“Harbor”) and Dean Investments (“Dean”). Mr. Hudner is a general partner in the partnership which is the ultimate parent of Fundamental and a general partner in the ultimate owner of the general partner of B+H/Equimar 95 Associates, L.P. (“95 Associates”), which is a 60.6% owner of NHL. Fundamental is a 30.3% shareholder of NHL. Mr. Hudner and a trust for the benefit of his family own Harbor, a Connecticut corporation. Anthony Dalzell is a beneficial owner of Dean Investments, a Cayman Islands corporation.  Mr. Dalzell and Dean Investments executed a Voting Agreement, dated as of September 29, 2006 (the “Voting Agreement”), with the other entities noted above. Under the Voting Agreement, Mr. Dalzell and Dean Investments agreed to vote Shares as determined by the majority in interest of the group. Accordingly, Mr. Hudner may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental, Harbor and Dean.

(c)	Devonport Holdings Ltd. is a general partner of the partnership that is the ultimate parent of Fundamental and is also a general partner in the ultimate owner of the general partner of 95 Associates.

(d)	Comprised of shares reissued by the Company during 2007, upon exercise of options granted to B+H Management Ltd.

(e)	Includes 57,040 shares held by Dean.

(f)
Comprised of shares shown in the table for NHL, Fundamental, Dean and 2,500 shares held individually. Mr. Williams is president and a director of Fundamental and the president and a director of 95 Associates. Accordingly, Mr. Williams may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental and Dean.

 (g)  Per VPS Registered Shareholder list.

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

Currently, the Company pays BHM a monthly rate of $6,476 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index. During the years ended December 31, 2007, 2006 and 2005, the Company paid BHM fees of approximately $1,126,000, $970,000 and $797,000, respectively for these services. The total fees vary due to the change in the number of fee months resulting from changes in the number of vessels owned during each period.

The Company also pays BHM a monthly rate of $13,296 per MR product tanker and $16,099 per Panamax product tanker or OBO for technical management services, which may be adjusted annually for any increases in the Consumer Price Index. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the years ended December 31, 2007, 2006 and 2005, the Company paid BHM fees of approximately $2,539,000, $2,360,000 and $2,040,000, respectively for these services. Technical management fees are included in vessel operating expenses in the Consolidated Statements of income. The total fees have steadily increased due to the vessel acquisitions in 2007, 2006 and 2005.

The Company engages BHM to provide commercial management services at a monthly rate of $10,545 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM. Commercial managers provide marketing and operations services. During the years ended December 31, 2007, 2006 and 2005, the Company paid BHM fees of approximately $1,835,000, $1,558,000 and $1,238,000, respectively, for these services. Commercial management fees are included in voyage expenses in the Consolidated Statements of Income. The total fees increased in 2006 and 2007 due to the increase in the number of fee months resulting from the increase in the number of vessels owned.

The Company engaged Centennial Maritime Services Corp. (“Centennial”), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the years ended December 31, 2007, 2006 and 2005, the Company paid Centennial manning fees of approximately $662,000, $519,000 and $370,000, respectively. Manning fees are included in vessel operating expenses in the Consolidated Statements of Income.

BHM received arrangement fees of $196,000 in connection with the financing of the M/T CAPT. THOMAS J HUDNER in October 2007, $340,000 in connection with the financing of the four MR conversions in December 2007 and $270,000 in connection with the financing of the OBO SAKONNET in January 2007. BHM received brokerage commissions of $85,000 in connection with the sale of the M/T COMMUTER in August 2005. The Company also paid BHM standard industry chartering commissions of $717,000 in 2007, $672,000 in 2006 and $333,000 in 2005 in respect of certain time charters in effect during those periods. Clearwater Chartering Corporation, a company affiliated through common ownership, was paid $1,362,000, $1,062,000 and $1,194,000 in 2007, 2006 and 2005, respectively for standard industry chartering commissions. Brokerage commissions are included in voyage expenses in the Consolidated Statements of Income.

During 2007, 2006 and 2005, the Company paid fees of $501,000, $501,000 and $60,000 to J.V. Equities, Inc. for consulting services rendered. J.V. Equities is controlled by John LeFrere, a director of the Company.

During 2007, 2006 and 2005, the Company paid fees of $186,000, $36,000 and $49,334, respectively, to R. Anthony Dalzell or to Dean Investments for consulting services rendered. Dean Investments is deemed to be controlled by R. Anthony Dalzell, the Chief Financial Officer, Vice President and a director of the Company.

During 1998, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. During 2007, 2,275 shares, bringing the total to 64,522 shares, have been issued from treasury stock where these shares were held for this purpose. Compensation cost of $34,000, $259,000 and $102,000, based on the market price of the shares at the date of issue, was included as management fees to related parties in the Consolidated Statement of Operations for the years ended December 31, 2007, 2006 and 2005, respectively.

Effective December 31, 2000, the Company granted 600,000 stock options, with a value of $78,000 to BHM as payment for services in connection with the acquisition of the Notes. The exercise price is the fair market value at the date of grant and the options are exercisable over a ten-year period. At December 31, 2007 all of the options have been exercised.

Information regarding these stock options is as follows:

	Shares	Option Price

Outstanding at January 1, 2007	200,690	$ 1.00
Granted	-	-
Exercised	200,690	$ 1.00
Canceled	-	-
Outstanding at December 31, 2007	-

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

For the policy year ending February 20 2008, the Company placed the following insurance with Northampton Assurance Ltd (“NAL”):

•	65% of its Hull & Machinery (“H&M”) insurance for claims in excess of minimum $120/125,000 each incident, which insurance NAL fully reinsured.
•	70% of its H&M insurance on 6 vessels of up to $50,000 in excess of $120/125,000 each incident; and
•	70% of its H&M insurance on 1 vessel up to $100,000 in excess of $120/125,000 each incident.

For the policy period ending February 20, 2007, the Company placed 60% of its  H&M insurance for machinery claims in excess of claims of $125,000 each incident with NAL, up to a maximum of $50,000 each incident on six vessels. It also placed an average of 37.5% of its H&M insurance for machinery claims in excess of $125,000 each incident with NAL up to a maximum of $37,500 each incident on one vessel. In addition, the Company placed  (a) 75% of its H&M insurance in excess of between $125,000 and  $220,000 each incident  and (b) 100% of its Loss of Hire insurance in excess of 14 or 21 days deductible with NAL, which risks NAL fully reinsured with third party carriers.

For the policy period ending February 20, 2006, the Company placed 100% of its  H&M insurance in excess of claims of $125,000 each incident with NAL, up to a maximum of an average of $64,750 each incident on one  vessel, up to  an average of $42,500 each incident on six  vessels and up to an average of $61,250 each incident on one vessel. In addition, the Company placed  (a) 75% of its H&M insurance in excess of between $125,000 and  $220,000 each incident  and (b) 100% of its Loss of Hire insurance in excess of 14 or 21 days deductible with NAL, which risks NAL fully reinsured with third party carriers.

For the periods ending December 31, 2007, 2006 and 2005, vessel operating expenses on the Consolidated Statements of Income include approximately $896,000, $972,000 and $1,033,000, respectively, of insurance premiums paid to NAL (of which $813,000, $884,000 and $851,000, respectively, was ceded to reinsurers) and approximately $188,000, $185,000, and $189,000, respectively, of brokerage commissions paid to NAL.

The Company had accounts payable to NAL of $135,000 and $295,000 at December 31, 2007 and 2006, respectively. NAL paid consulting fees of $174,000 during each of the three years ending December 31, 2007 to a company deemed to be controlled by Mr. Dalzell.

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

Item 9.  THE OFFER AND LISTING

A. Offer and listing details

The following table sets forth, for the last six months, the high and low sales price, for the two most recent fiscal years, the quarterly high and low sales prices and for the prior five fiscal years, the annual high and low sales price for a share of Common Stock on the American Stock Exchange:

Sales price	High	Low

1st Quarter	19.60	14.61
2nd Quarter	18.85	17.00
3rd Quarter	18.82	14.75
4th Quarter	20.40	12.09

July	18.82	17.10
August	18.00	14.75
September	18.28	16.10
October	20.40	16.00
November	16.91	12.09
December	15.36	13.23

2006

1st Quarter	20.55	18.21
2nd Quarter	20.00	17.30
3rd Quarter	18.00	15.75
4th Quarter	16.30	13.80

Annual

2005	24.40	9.50
2004	27.43	7.60
2003	16.65	6.50
2002	8.20	4.90
2001	6.25	0.40

As of December 31, 2007, there were 185 record holders of Common Stock, 145 of whom, holding approximately 78% of the outstanding shares of Common Stock, had registered addresses in the United States.

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

F. Dividends and paying agents

 Not applicable

G. Statements by experts

 Not applicable

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, trade accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short-term maturities. The carrying amount reported in the Consolidated Balance Sheets for long-term debt approximates its fair value due to variable interest rates, which approximate market rates.

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

At December 31, 2007, the Company’s five largest accounts receivable balances represented 86% of total accounts receivable. At December 31, 2006, the Company’s three largest accounts receivable balances represented 74% of total accounts receivable. The allowance for doubtful accounts was $336,000 at December 31, 2007 and $120,000 at December 31, 2006. To date, the Company’s actual losses on past due receivables have not exceeded their estimate of bad debts.

Interest Rate Fluctuation.    The Company’s debt contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. The Company does not expect this rate to fluctuate dramatically, however slight increases can be expected. The Company does not expect rate changes to have a material adverse effect on its liquidity and capital resources due to the mitigation of such risk resulting from interest rate swaps.

Foreign Exchange Rate Risk.    The Company generates all of its revenues in U.S. dollars but the Company incurs a portion of its expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of transaction.  Resulting exchange gains and/or losses on settlement or translation are included in the accompanying Consolidated Statements of Income.

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

PART II

Item 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable

Item 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

             Not Applicable

Item 15.                      CONTROLS AND PROCEDURES

A.
The management of B+H Ocean Carriers, Ltd. is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to the company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation

B+H Ocean Carriers, Ltd. management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment, we believe that, as of December 31, 2007, the company’s internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in the annual report.

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

Item 16C. Principal Accounting Fees and Services

Fees, including reimbursements for expenses, for professional services rendered by Ernst & Young LLP for the audit of the Company’s financial statements for the years ended December 31, 2007 and 2006 were $144,000 and $109,100, respectively. Ernst & Young LLP does not provide other services to the Company.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Date	# of Shares Acquired	Share Price	Total Cost

12-Mar-07	14,400	$ 17.5500	$ 252,724
15-Mar-07	111,650	17.3892	1,941,509
25-Apr-07	50,000	18.0101	900,503
10-Oct-07	134,000	17.0400	2,283,364
19-Nov-07	4,700	13.4774	63,344
20-Nov-07	3,600	13.1182	47,226
21-Nov-07	3,400	13.2499	45,050
23-Nov-07	1,500	13.7152	20,573
26-Nov-07	4,200	14.2452	59,830
27-Nov-07	4,200	14.0509	59,014
28-Nov-07	4,200	13.1794	55,353
30-Nov-07	4,200	14.0509	59,014
3-Dec-07	3,600	13.4186	48,307
4-Dec-07	40	13.5238	541
5-Dec-07	1,900	13.9520	26,509
6-Dec-07	3,600	13.9510	50,224
7-Dec-07	3,600	13.8510	49,864
10-Dec-07	3,550	14.0511	49,881
11-Dec-07	3,550	13.9229	49,426
12-Dec-07	250	13.9350	3,484
14-Dec-07	3,550	14.2111	50,449
17-Dec-07	2,729	14.2514	38,892
18-Dec-07	2,729	14.2914	39,001
19-Dec-07	2,729	14.2142	38,790
20-Dec-07	2,729	14.2514	38,892
21-Dec-07	2,729	14.2563	38,905
24-Dec-07	3,200	14.2959	45,747
24-Dec-07	300	14.0500	4,215
26-Dec-07	261	14.1544	3,694
	381,096		$ 6,364,324

Item 17.	FINANCIAL STATEMENTS

The Company has elected to furnish the financial statements and related information specified in Item 18.

Item 18.	FINANCIAL STATEMENTS.

     The following Consolidated Financial Statements of the Company and its subsidiaries appear at the end of this Annual Report:

Page No.
Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2007 and 2006	F-3

Consolidated Statements of Income for the Years Ended
December 31, 2007, 2006 and 2005	F-4

Consolidated Statements of Stockholders’ Equity
for the Years Ended December 31, 2007, 2006 and 2005	F-5

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2007, 2006 and 2005	F-6

Notes to Consolidated Financial Statements	F-7

Item 19. EXHIBITS.

I.	Loan Agreement between Sakonnet Shipping Ltd. and The Bank of Nova Scotia Asia, Ltd. dated January 24, 2007.

II.	$25,500,000 Term Loan Facility Agreement for Boss Tankers, Ltd. provided by Bank of Scotland dated September 7, 2007.

III.	$26,700,000 Term Loan Facility Agreement between Nordea Bank Norge ASA and Cliaship Holdings Ltd. dated October 25, 2007.

The following documents were filed as Exhibits to the 2006 Annual Report on Form 20-F of B+H Ocean Carriers Ltd., incorporated herein by reference:

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B+H OCEAN CARRIERS LTD.
(Registrant)

Date: May 19, 2008	By: /s/Michael S. Hudner
Chairman of the Board, President and Chief Executive Officer

Item 18.  FINANCIAL STATEMENTS.

B+H Ocean Carriers Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
B+H Ocean Carriers Ltd.

We have audited the accompanying consolidated balance sheets of B+H Ocean Carriers Ltd.  as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of B+H Ocean Carriers Ltd. at December 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for the each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP
Providence, RI
May 19, 2008

                             B+H Ocean Carriers Ltd.
                            Consolidated Balance Sheets
                            December 31, 2007 and 2006
  ASSETS
2007
2006

  CURRENT ASSETS:

  Cash and cash equivalents
$61,604,868	$78,391,028

  Marketable equity securities
982,300	990,105

  Trade accounts receivable, less allowance for doubtful accounts     of $336,000 and $120,000 in 2007 and 2006, respectively
4,748,262	2,532,710

  Vessels held for sale
24,984,092

  Inventories
3,406,856	2,547,776

  Prepaid expenses and other current assets
1,682,264	1,408,999

  Total current assets
97,408,642	85,870,618

  Vessels, at cost:

  Vessels
344,351,597	312,999,593

  Less - Accumulated depreciation
(61,888,379)	(51,312,468)

282,463,218	261,687,125

  Investment in Nordan OBO 2 Inc.
9,991,686	10,576,398

  Investment in debt securities
5,000,000	5,000,000

  Fair value of derivative instruments
7,325,622	1,070,559

  Other assets
3,644,306	2,617,744

  Total assets
$405,833,474	$366,822,444

  LIABILITIES AND SHAREHOLDERS' EQUITY

  CURRENT LIABILITIES:

  Accounts payable
$35,178,817	$11,457,925

  Accrued liabilities
3,111,242	3,877,579

  Accrued interest
1,232,131	1,090,477

  Current portion of mortgage payable and unsecured debt
36,807,601	39,765,472

  Deferred income
6,578,016	7,346,190

  Other liabilities
234,300	150,711

  Total current liabilities
83,142,107	63,688,354

  Fair value of derivative liability
1,760,149	-

  Mortgage payable
163,494,596	118,450,000

  Unsecured debt
-	23,703,908

  Floating rate bonds payable
25,000,000	25,000,000

  Commitments and contingencies (Note 7)
-	-

  SHAREHOLDERS' EQUITY:

 Preferred stock, $0.01 par value; 20,000,000 shares authorized;

       no shares issued and outstanding
-	-

 Common stock, $0.01 par value; 30,000,000 shares authorized;

       7,557,268 shares issued, 6,866,615 and 6,964,745 shares

       outstanding as of December 31, 2007 and 2006, respectively
75,572	75,572

  Paid-in capital
93,863,094	93,861,215

  Retained earnings
50,699,429	48,680,252

  Accumulated other comprehensive (loss) income
(824,786)	18,183

  Treasury stock
(11,376,687)	(6,655,040)

  Total shareholders' equity
132,436,622	135,980,182

  Total liabilities and shareholders' equity
$405,833,474	$366,822,444

The accompanying notes are an integral part of these consolidated financial statements.

B+H Ocean Carriers Ltd.
Consolidated Statements of Income
For the years ended December 31, 2007, 2006 and 2005

2007
2006
2005

  Revenues:

  Voyage and time charter revenues
$111,835,094	$95,591,276	$71,388,561

  Other revenue
581,737	1,287,775	514,491

  Total revenues
112,416,831	96,879,051	71,903,052

  Operating expenses:

  Voyage expenses
27,882,163	14,792,322	6,033,470

  Vessel operating expenses, drydocking and survey costs
39,366,478	34,159,942	26,369,749

  Depreciation
15,201,220	14,958,342	10,199,359

  Amortization of deferred charges
6,341,330	1,854,000	1,718,000

  Gain on sale of vessels
-	-	(828,115)

  General and administrative:

       Management fees to related party
2,252,608	1,223,496	898,490

       Consulting and professional fees, and other expenses
5,096,763	4,030,827	2,899,123

  Total operating expenses
96,140,562	71,018,929	47,290,076

  Income from vessel operations
16,276,269	25,860,122	24,612,976

  Other income (expense):

  Interest expense
(12,740,894)	(10,676,048)	(5,604,637)

  Interest income
3,121,273	2,377,298	1,221,010

  Income from investment in Nordan OBO 2 Inc.
790,288	1,262,846	-

  Loss on fair value of derivatives
(4,670,192)	-	-

  Other losses
(757,567)	(49,905)	(130,704)

  Total other expenses, net
(14,257,092)	(7,085,809)	(4,514,331)

  Net income
$2,019,177	$18,774,313	$20,098,645

  Basic earnings per common share
$0.29	$2.67	$3.44

  Diluted earnings per common share
$0.29	$2.59	$3.30

  Weighted average number of common shares outstanding:

  Basic
6,994,843	7,027,343	5,844,301

  Diluted
7,031,210	7,237,453	6,092,522

The accompanying notes are an integral part of these consolidated financial statements.

B+H Ocean Carriers Ltd.
Consolidated Statements of Shareholders' Equity

Accumulated Other

Common
Treasury
Paid-in
Retained
Comprehensive

Stock
Stock
Capital
Earnings
Income
Total

  Balance, December 31, 2004
	43,140	(3,025,466)	37,538,669	9,807,294	-	44,363,637

  Net income
	-	-	-	20,098,645	-	20,098,645

  Common stock issued (3)
	32,432	-	56,643,497		-	56,675,929

  8,065 Treasury shares issued (1)
	-	48,240	53,382	-	-	101,622

  61,540 Treasury shares issued (2)
	-	254,778	(193,238)	-	-	61,540

  70,170 Treasury shares acquired (4)
	-	(1,247,259)	-	-	-	(1,247,259)

  Balance, December 31, 2005
	75,572	(3,969,707)	94,042,310	29,905,939	-	120,054,114

  Net income
	-	-	-	18,774,313	-	18,774,313

Change in fair value of cash flow hedge					18,183	18,183

  Comprehensive income
	-	-	-	18,774,313	18,183	18,792,496

  Common stock issued (3)
	-	-	(234,649)	-	-	(234,649)

  13,855 Treasury shares issued (1)
	-	93,960	165,133	-	-	259,093

  30,770 Treasury shares issued (2)
	-	142,349	(111,579)	-	-	30,770

  161,800 Treasury shares acquired (4)
	-	(2,921,642)	-	-	-	(2,921,642)

  Balance, December 31, 2006
	75,572	(6,655,040)	93,861,215	48,680,252	18,183	135,980,182

  Net income
	-	-	-	2,019,177	-	2,019,177

  Change in fair value of cash flow hedge
	-	-	-	-	(842,969)	(842,969)

  Comprehensive income
				2,019,177	(842,969)	1,176,208

  Common stock issued (3)
	-		(45,646)	-	-	(45,646)

  Treasury shares issued (1)
	-	16,878	16,634	-	-	33,512

  Treasury shares issued (2)
	-	1,088,239	(887,549)	-	-	200,690

  Treasury shares issued (5)
	-	537,560	918,440	-	-	1,456,000

  Treasury shares acquired (4)
	-	(6,364,324)	-	-	-	(6,364,324)

  Balance, December 31, 2007
	75,572	(11,376,687)	93,863,094	50,699,429	(824,786)	132,436,622

Shares outstanding at December 31, 2007, 2006 and 2005 totaled 6,866,615, 6,964,745 and 7,081,920, respectively.

 (1)
Treasury shares issued per 1998 Agreement, see NOTE 5.

 (2)
Pursuant to a program to repurchase up to 600,000 shares for reissuance to B+H Management Ltd. (“BHM”) when options are exercised. See NOTE 5.

 (3)
Expenses related to private placement of shares in 2005, see NOTE 3.

 (4)
Pursuant to a program to repurchase up to 10% of the Company’s shares, which was authorized by the Board of Directors in October 2005.

 (5)
Shares granted to BHM and to the Board of Directors.

The accompanying notes are an integral part of these consolidated financial statements.

B+H Ocean Carriers Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2006 and 2005

2007
2006
2005

  CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income
$2,019,177	$18,774,313	$20,098,645

 Adjustments to reconcile net income to net cash provided by operating activities:

  Vessel depreciation
15,201,220	14,958,342	10,199,748

  Amortization of deferred charges
6,341,330	1,854,000	1,717,611

  Gain on sale of vessels
-	-	(828,115)

  Loss on value of interest rate swaps
1,250,395	-	-

  Loss on value of put contracts
3,419,797

  Increase (reduction) in allowance for uncollectible accounts
216,000	(109,000)	92,000

  Other losses, net
128,707	49,905	130,704

  Compensation expense recognized under stock awards
1,489,512	-	-

  Changes in assets and liabilities:

  (Increase) decrease  in trade accounts receivable
(2,431,552)	(165,138)	3,194,932

  Increase in inventories
(859,080)	(1,692,690)	(84,705)

  Increase in prepaid expenses and other current assets
(341,350)	(198,084)	(444,088)

  Increase (decrease) in accounts payable
23,720,892	7,432,006	(1,305,109)

  (Decrease) increase in accrued liabilities
(766,337)	2,129,670	(550,915)

  Increase in accrued interest
141,654	635,857	186,778

  (Decrease) increase in deferred income
(768,174)	1,930,774	4,116,002

  Increase (decrease) in other liabilities
83,589	90,875	(16,250)

  Payments for special surveys
(7,984,217)	(7,100,744)	(2,084,866)

  Total adjustments
38,842,386	19,815,773	14,323,727

  Net cash provided by operating activities
40,861,563	38,590,086	34,422,372

  CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchase and investment in vessels
(19,600,000)	(16,190,000)	(167,750,000)

  Proceeds from sale of vessels
-	-	7,918,810

  Investment in conversion to double hull vessels
(39,107,941)	(7,881,467)	-

  Investment in Nordan OBO II Inc.
(790,288)	(14,326,398)	-

  Dividends from Nordan OBO II Inc.
1,375,000	3,750,000	-

  Investment in put option contracts
(10,008,075)	(1,055,813)	-

  Purchase of debt securities
-	(5,000,000)	-

  Purchase of equity securities
(163,455)	(469,006)	(500,000)

  Net cash used in investing activities
(68,294,759)	(41,172,684)	(160,331,190)

  CASH FLOWS FROM FINANCING ACTIVITIES:

  Payments for debt financing costs
(1,526,501)	(1,481,505)	(1,318,385)

  Issuance of common stock, net of issuance costs
(45,646)	(234,649)	56,675,929

  Purchase of treasury stock
(6,364,324)	(2,921,642)	(1,247,259)

  Issuance of treasury shares
200,690	289,863	163,162

  Proceeds from mortgage financing
88,700,000	22,263,000	145,000,000

  Proceeds from issuance of floating rate bonds
-	25,000,000	-

  Payments of unsecured debt
(31,402,960)	(1,356,092)	-

  Payments of mortgage principal
(38,914,223)	(21,413,000)	(24,600,000)

  Net cash provided by financing activities
10,647,036	20,145,975	174,673,447

  Net (decrease) increase in cash and cash equivalents
(16,786,160)	17,563,377	48,764,629

  Cash and cash equivalents, beginning of year
78,391,028	60,827,651	12,063,022

  Cash and cash equivalents, end of year
$61,604,868	$78,391,028	$60,827,651

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

As of December 31, 2007, the Company owned and operated seven medium range and two panamax product tankers and six OBO (Ore/Bulk/Oil) combination carriers. The Company also owns a 50% interest in the disponent owner of a combination carrier through its interest in Nordan OBO II (“Nordan”), which was acquired in March 2006. The Company accounts for its interest in Nordan  under  the equity method. As of December 31, 2006, the Company owned and operated six product tankers, two panamax product tankers and six combination carriers.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting:

The accompanying Consolidated Financial Statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies follows.

Principles of consolidation:
The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries, including Cliaship Holdings Ltd. (“Cliaship”), OBO Holdings Ltd. (“OBO Holdings”), Product Transport Corporation Ltd. (“Protrans”), Boss Tankers, Ltd. (Boss), and Seasak Holdings Ltd. (“Seasak”).  Additionally, the 2007 and 2006 consolidated financial statements reflect the Company’s equity investment and related earnings associated with Nordan. All significant intercompany transactions and accounts have been eliminated in consolidation.

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

Under a time charter, the Company places a vessel at the disposal of a charterer for a given period of time in return for the payment of a specified rate of hire per day. Voyage costs are the responsibility of the charterer. Revenue from time charters in progress is calculated using the daily charter hire rate, net of brokerage commissions, multiplied by the number of on-hire days through year-end. Revenue recognized under long-term variable rate time charters is equal to the average daily rate for the term of the contract.

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

At December 31, 2007, the Company’s five largest accounts receivable balances represented 86% of total accounts receivable. At December 31, 2006, the Company’s three largest accounts receivable balances represented 74% of total accounts receivable. The allowance for doubtful accounts was $336,000 at December 31, 2007 and $120,000 at December 31, 2006. To date, the Company’s actual losses on past due receivables have not exceeded its estimate of bad debts.

During 2007, revenues from one customer accounted for $35.6 million (31.6%) of total revenues. Revenue from one customer accounted for $32.9 million (34.0%) of total revenues in 2006. In 2005, revenues from three significant customers accounted for $23.9 million (32.0%), $13.5 million (18.1%) and $9.8 million (13.1%) of total revenues, respectively.

Basic and diluted net income per common share:

Basic net income per common share is computed by dividing the net income for the year by the weighted average number of common shares outstanding in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128 (“SFAS No. 128”), Earnings per Share. Diluted earnings per share (“EPS”) is calculated by dividing net income for the year by the weighted average number of common shares, increased by potentially dilutive securities. Diluted EPS reflects the net effect on shares outstanding, using the treasury stock method, of the stock options granted to BHM in 2000 and the treasury shares held to satisfy the 1998 agreement discussed in NOTE 5.

	2007	2006	2005

Weighted average number of shares outstanding - basic	6,994,843	7,027,343	5,844,301
Net effect of outstanding stock options	36,367	207,834	232,090
Stock compensation shares not issued	-	2,276	16,131

Weighted average number of shares outstanding - diluted	7,031,210	7,237,453	6,092,522

Cash and cash equivalents:

Cash and cash equivalents include cash, certain money market accounts and overnight deposits with a maturity of 90 days or less when acquired.

Marketable Securities:

Marketable equity securities are recorded at fair value determined on the basis of quoted market price. Such investments are classified as trading securities in accordance with SFAS No. 115, Accounting For Investments In Debt And Equity Securities (“SFAS No. 115”). Changes in the fair value of such investments are recorded in other income in the Consolidated Statements of Income.

Marketable debt securities are recorded at cost which approximates fair value and are classified as trading securities in accordance with SFAS No. 115.

Fair value of financial instruments:

The following method and assumptions were used to estimate the fair value of financial instruments included in the following categories:

The carrying amounts reported in the accompanying Consolidated Balance Sheets for cash and cash equivalents and accounts receivable approximate their fair values due to the current maturities of such instruments.

The carrying amounts reported in the accompanying Consolidated Balance Sheets for short-term debt approximates its fair value due to the current maturity of such instruments coupled with interest at variable rates that are periodically adjusted to reflect changes in overall market rates. The carrying amount of the Company’s variable rate long-term debt approximates fair value.

Vessels, capital improvements and depreciation:

Vessels are stated at cost, which includes contract price, acquisition costs and significant capital expenditures made within nine months of the date of purchase. Depreciation is provided using the straight-line method over the remaining estimated useful lives of the vessels, based on cost less salvage value. The estimated useful lives used are 30 years from the date of construction. When vessels are sold, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in the accompanying Consolidated Statements of Income.

Capital improvements to vessels made during special surveys are capitalized when incurred and amortized over the 5-year period until the next special survey. The capitalized costs for scheduled classification survey and related vessel upgrades were $8.0 million for five vessels in 2007, $7.1 million for three vessels in 2006 and $2.1 million in 2005 for two vessels. Such capitalized costs are depreciated over the remaining useful life of the respective vessels. Conversion costs are capitalized and will be amortized over the period remaining to 30 years.

Payments for special survey costs are characterized as operating activities on the Consolidated Statements of Cash Flows. Amortization of special survey costs is characterized as amortization of deferred charges on the Consolidated Statements of Income and of Cash Flows. Amortization of special survey costs was previously included in depreciation and amortization on the Consolidated Statements of Income and of Cash Flows. Conversion costs are capitalized and will be amortized over the period remaining to 30 years.

Repairs and maintenance:

Expenditures for repairs and maintenance and interim drydocking of vessels are charged against income in the year incurred. Repairs and maintenance expense approximated $2.2 million,$1.9 million and $1.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. Interim drydocking expense was approximately $0.5 million, $0.1 million and $0.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

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

Derivatives designated as cash flow hedges pursuant to SFAS No. 133 are recorded on the balance sheet at fair value with the corresponding changes in fair value recorded as a component of accumulated  other comprehensive income (equity). At December 31, 2007, the Company is party to two interest rate swap agreements that qualify as cash flow hedges; the aggregate fair value of these cash flow hedges is a liability of $0.8 million at December 31, 2007 and an asset of $18,183 at December 31, 2006. See NOTE 7-BONDS PAYABLE.

Derivatives that do not qualify for hedge accounting pursuant to SFAS No. 133 are recorded on the balance sheet at fair value with the corresponding changes in fair value recorded in operations. At December 31, 2007 and 2006, the Company is party to two interest rate swap agreements having an aggregate notional value of $47.4 million, which do not qualify for hedge accounting pursuant to SFAS No. 133. These swap agreements were entered into to hedge debt tranches of 5.07%, expiring in December 2010. The aggregate fair value of these two non-qualifying swap agreements is a liability of $0.9 million at December 31, 2007 and an asset of $0.3 million at December 31, 2006, which is reflected within Fair Value of Derivative Instruments on the accompanying balance sheet and is recorded as income (loss) from changes in fair value in the consolidated statements of operations.

Additionally, at December 31, 2007, the Company is party to put option agreements which are designed to mitigate the risk associated with changes in charter rates. These put option agreements, which were entered into during 2007 and 2006, do not qualify for hedge accounting under SFAS No. 133; and the changes in their fair value is therefore recorded in operations. At December 31, 2007 and 2006, the aggregate fair value of these non-qualifying put options is $7.3 million and $0.7 million, respectively and is reflected within Fair Value of Derivative Assets on the accompanying balance sheet. During the years ended December 31, 2007 and 2006, the Company recorded $3.4 million and $0.3 million of expense in the consolidated statements of operations related to the change in fair value of these instruments.

The Company is exposed to credit loss in the event of non-performance by the counter party to the interest rate swap agreements; however, the Company does not anticipate non-performance by the counter party.

The Company is party to foreign currency exchange contracts which are designed to mitigate the risk associated with changes in foreign currency exchange rates. These contracts, which were entered into during 2007, do not qualify for hedge accounting under SFAS No. 133; and the changes in their fair value is therefore recorded in operations. At December 31, 2007, the aggregate fair value of these non-qualifying foreign exchange contracts is $30,000 and is reflected within Fair Value of Derivative Assets on the accompanying balance sheet and statements of income.

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

Recent accounting pronouncements:

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for the Company beginning January 1, 2008. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated balance sheets and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “ Business Combinations,” (“SFAS No. 141R”), which makes certain modifications to the accounting for business combinations. Theses changes include (1) the requirement for an acquirer to recognize all assets acquired and liabilities assumed at their fair value on the acquisition date; (2) the requirement for an acquirer to recognize assets or liabilities arising from contingencies at fair value as of that acquisition date; and (3) the requirement that an acquirer expense all acquisition related costs. This Statement is required to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of fiscal 2009. The Company does not expect the adoption of SFAS No. 141R to have a material impact on its consolidated balance sheets and results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”, (“SFAS No. 160”) which requires noncontrolling (minority) interests in subsidiaries to be initially measured at fair value and presented as a separate component of shareholders’ equity. Current practice is to present noncontrolling interests as a liability or other item outside of equity. This Statement is required to be applied prospectively after the beginning of fiscal 2009, although the presentation and disclosure requirements are required to be applied on a retrospective basis. The Company does not expect the adoption of SFAS No. 160 to have a material impact on its consolidated balance sheets or results of operations.

NOTE 3-ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS:

On May 25, 2005, the Company executed a private placement of 3,243,243 shares of Common Stock of the Company at a price of $18.50 per share, for aggregate gross proceeds of approximately $60 million. The newly issued shares traded over the counter in Norway until the Company obtained a listing on the Oslo Stock Exchange on April 12, 2006. The proceeds from the private placement have been and are expected to continue to be used for the acquisition of vessels, refinancing of debt and general working capital purposes.

Vessel acquisitions and related amendments of loan facility:

On January 29, 2007, the Company, through a wholly-owned subsidiary, entered into a $27 million term loan facility to finance the acquisition of the M/V SAKONNET, which vessel it had acquired in January 2006 under an unsecured financing agreement.

In June 2007, the Company, through a wholly-owned subsidiary, acquired a 45,000 DWT product tanker built in 1990 for $19.6 million. On October 25, 2007, the Company drew down an additional $19.6 million on one of its senior secured term loans to finance the purchase price as noted below.

On September 7, 2007, the Company, through a wholly-owned subsidiary, entered into a $25,500,000 million term loan facility to finance the conversions of three of its MR product tankers to double hulled vessels. On December 7, 2007, the facility was amended to allow for an additional $8.5 million to finance the fourth MR conversion.

On October 25, 2007 the Company entered into an amended and restated $26.7 million floating rate loan facility (the “amended loan facility”). The amended loan facility made available an additional $19.6 million for the purpose of acquiring the M/T CAPT. THOMAS J HUDNER and changed the payment terms for the $7.1 million balance of the loan (“Tranche 1”).

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

On February 4, 2005, the Company, through a wholly-owned subsidiary, acquired three 83,000 DWT combination tanker/bulk carriers built in 1993 and 1994, for a total of $110.2 million. Two of the vessels are time chartered for five years at $26,600, $24,600, $23,600, $22,600 and $20,600 per day for the first through fifth years, respectively. The third vessel is time chartered for five years at $26,000, $24,000, $23,000, $22,000 and $20,000, respectively, for years one through five. The Company has a profit sharing arrangement with the charterers which entitles the Company to 35% of the charterer’s profits from this vessel for years 2 through 5. In conjunction with the acquisition, the Company entered into a floating rate loan facility totaling $102 million. This loan facility was refinanced on August 29, 2006, when the Company entered into a $202.0 million floating rate loan facility. See NOTE 6-MORTGAGE PAYABLE

On June 15, 2005, the Company, through a wholly-owned subsidiary, acquired a 74,800 DWT combination carrier built in 1992 for $33.25 million. The vessel is time chartered for three years at $23,500 per day. On November 8, 2005, the Company completed an additional drawdown on its floating rate facility to finance a portion of the purchase price. See NOTE 6-MORTGAGE PAYABLE.

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

Vessel disposals:

On June 20, 2005, the Company, through a wholly-owned subsidiary, sold the vessel M/T COMMUTER for $8.5 million to an unaffiliated party. The excess of the sales proceeds over the book value of the vessel of $0.8 million is included in the Consolidated Statements of Income for the year ended December 31, 2005.

NOTE 4-OTHER ASSETS:

Other assets is comprised of the following:
	2007	2006

Debt financing and related fees, net	$ 3,367,728	$ 2,470,631
Other assets	276,578	147,113
Total other assets	$ 3,644,306	$ 2,617,744

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

Currently, the Company pays BHM a monthly rate of $6,476 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index. During the years ended December 31, 2007, 2006 and 2005, the Company paid BHM fees of approximately $1,126,000, $970,000 and $797,000, respectively, for these services. These fees are included in management fees to related party in the Consolidated Statements of Income. The total fees vary due to the change in the number of fee months resulting from changes in the number of vessels owned during each period.

The Company also pays BHM a monthly rate of $13,296 per MR product tanker and $16,099 per Panamax product tanker or OBO for technical management services, which may be adjusted annually for any increases in the Consumer Price Index. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the years ended December 31, 2007, 2006 and 2005, the Company paid BHM fees of approximately $2,539,000, $2,360,000 and $2,040,000, respectively, for these services. Technical management fees are included in vessel operating expenses in the Consolidated Statements of Operations. The total fees have  increased due to the vessel acquisitions in 2007, 2006 and 2005.

The Company engages BHM to provide commercial management services at a monthly rate of $10,545 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM. Commercial managers provide marketing and operations services. During the years ended December 31, 2007, 2006 and 2005, the Company paid BHM fees of approximately $1,835,000, $1,558,000 and $1,238,000, respectively, for these services. Commercial management fees are included in voyage expenses in the Consolidated Statements of Income. The total fees have  increased due to the vessel acquisitions in 2007, 2006 and 2005.

The Company engaged Centennial Maritime Services Corp. (“Centennial”), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the years ended December 31, 2007, 2006 and 2005, the Company paid Centennial manning fees of approximately $662,000, $519,000 and $370,000, respectively. Manning fees are included in vessel operating expenses in the Consolidated Statements of Income.

BHM received arrangement fees of $196,000 in connection with the financing of the M/T CAPT. THOMAS J HUDNER in October 2007, $340,000 in connection with the financing of the four MR conversions in December 2007 and $270,000 in connection with the financing of the OBO SAKONNET in January 2007. BHM received brokerage commissions of $85,000 in connection with the sale of the M/T COMMUTER in August 2005. The Company also paid BHM standard industry chartering commissions of $717,000 in 2007, $672,000 in 2006 and $333,000 in 2005 in respect of certain time charters in effect during those periods. Clearwater Chartering Corporation, a company affiliated through common ownership, was paid $1,362,000, $1,062,000 and $1,194,000 in 2007, 2006 and 2005, respectively for standard industry chartering commissions. Brokerage commissions are included in voyage expenses in the Consolidated Statements of Income.

During 2007, 2006 and 2005, the Company paid fees of $501,000, $501,000 and $60,000 to J.V. Equities, Inc. for consulting services rendered. J.V. Equities is controlled by John LeFrere, a director of the Company.

During 2007, 2006 and 2005, the Company paid fees of $186,000, $36,000 and $49,334, respectively, to R. Anthony Dalzell or to Dean Investments for consulting services rendered. Dean Investments is deemed to be controlled by R. Anthony Dalzell, the Chief Financial Officer, Vice President and a director of the Company.

During 1998, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. During 2007, 2,275 shares, bringing the total to 64,522 shares, have been issued from treasury stock where these shares were held for this purpose. Compensation cost of $34,000, $259,000 and $102,000, based on the market price of the shares at the date of issue, was included as management fees to related parties in the Consolidated Statement of Income for the years ended December 31, 2007, 2006 and 2005 respectively.

Effective December 31, 2000, the Company granted 600,000 stock options, with a value of $78,000 to BHM as payment for services in connection with the acquisition of bonds originally issued by the Company. The exercise price is the fair market value at the date of grant and the options are exercisable over a ten-year period. At December 31, 2007 all of the options have been exercised.

Information regarding these stock options is as follows:
	Shares	Option Price

Outstanding at January 1, 2007	200,690	$ 1.00
Granted	-	-
Exercised	200,690	$ 1.00
Canceled	-	-
Outstanding at December 31, 2007	-

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

For the policy year ending February 20 2008, the Company placed the following insurance with Northampton Assurance Ltd (“NAL”):

•	65% of its Hull & Machinery (“H&M”) insurance for claims in excess of minimum $120/125,000 each incident, which insurance NAL fully reinsured.
•	70% of its H&M insurance on 6 vessels of up to $50,000 in excess of $120/125,000 each incident; and
•	70% of its H&M insurance on 1 vessel up to $100,000 in excess of $120/125,000 each incident.

For the policy period ending February 20, 2007, the Company placed 60% of its  H&M insurance for machinery claims in excess of claims of $125,000 each incident with NAL, up to a maximum of $50,000 each incident on six vessels. It also placed an average of 37.5% of its H&M insurance for machinery claims in excess of $125,000 each incident with NAL up to a maximum of $37,500 each incident on one vessel. In addition, the Company placed  (a) 75% of its H&M insurance in excess of between $125,000 and  $220,000 each incident  and (b) 100% of its Loss of Hire insurance in excess of 14 or 21 days deductible with NAL, which risks NAL fully reinsured with third party carriers.

For the policy period ending February 20, 2006, the Company placed 100% of its  H&M insurance in excess of claims of $125,000 each incident with NAL, up to a maximum of an average of $64,750 each incident on one  vessel, up to  an average of $42,500 each incident on six  vessels and up to an average of $61,250 each incident on one vessel. In addition, the Company placed  (a) 75% of its H&M insurance in excess of between $125,000 and  $220,000 each incident  and (b) 100% of its Loss of Hire insurance in excess of 14 or 21 days deductible with NAL, which risks NAL fully reinsured with third party carriers.

For the periods ending December 31, 2007, 2006 and 2005, vessel operating expenses on the Consolidated Statements of Income include approximately $896,000, $972,000 and $1,033,000, respectively, of insurance premiums paid to NAL (of which $813,000, $884,000 and $851,000, respectively, was ceded to reinsurers) and approximately $188,000, $185,000, and $189,000, respectively, of brokerage commissions paid to NAL.

The Company had accounts payable to NAL of $135,000 and $295,000 at December 31, 2007 and 2006, respectively. NAL paid consulting fees of $174,000 during each of the three years ending December 31, 2007 to a company deemed to be controlled by Mr. Dalzell.

The Company believes that the terms of all transactions between the Company and the existing officers, directors, shareholders and any of their affiliates described above are no less favorable to the Company than terms that could have been obtained from third parties.

NOTE 6-MORTGAGE PAYABLE:

On January 24, 2007, the Company, through a wholly-owned subsidiary, entered into a $27 million term loan facility to refinance the acquisition of the M/T SAKONNET, acquired in January 2006 under an unsecured financing agreement.

The loan is payable in four quarterly installments of $825,000 beginning on April 30, 2007, twelve quarterly installments of $1,000,000 and sixteen quarterly installments of $750,000.

Interest on the facility is equal to LIBOR plus 0.875%. Expenses associated with the loan of $395,000 were capitalized and will be amortized over the 8 year term of the loan.

The loan facility contains certain restrictive covenants and mandatory prepayment in the event of the total loss or sale of a vessel. It also requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 125%. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2007, the Company was in compliance with these covenants.

On September 7, 2007, the Company, through a wholly-owned subsidiary, entered into a $25,500,000 million term loan facility to finance the conversions of three of its MR product tankers to double hulled vessels. On December 7, 2007, the facility was amended to allow for an additional $8.5 million to finance the fourth MR conversion.

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel and a loan to value ratio of 120%. The facility requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on fixed charters of twelve months or more and 120% if 50% of the vessels are on fixed charters of twelve months or more and 125% at all times otherwise. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2007, the Company was in compliance with these covenants.

The loan is repayable in sixteen quarterly installments of varying amounts, beginning on March 7, 2007 and a balloon payment on March 7, 2012. Interest on the facility is equal to LIBOR plus 2.0%. Expenses associated with the loan of $586,000 were capitalized and will be amortized over the term of the loan.

In order to mitigate a portion of the risk associated with the variable rate interest on this loan, the Company entered into an interest rate swap agreement to hedge the interest on $25.5 million of the loan. Under the terms of the swap, which the Company has designated as a cash flow hedge, interest is converted from variable to a fixed rate of 4.910%.

On October 25, 2007 the Company entered into an amended and restated $26,700,000 floating rate loan facility (the “amended loan facility”). The amended loan facility made available an additional $19.6 million for the purpose of acquiring the M/T CAPT. THOMAS J HUDNER and changed the payment terms for the $7.1 million balance of the loan.

The amended loan facility is apportioned into two tranches, Tranche A being payable in full on April 30, 2009. Tranche B is payable in thirteen quarterly installments of $812,500 beginning on July 30, 2009 and a balloon payment of $9,037,500 due on October 30, 2012. Interest on the facility is equal to LIBOR plus 1.0%.

Expenses associated with the amended loan facility amounted to approximately $351,000, which are capitalized and are being amortized over the five-year period of the loan.

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel and a loan to value ratio of 120%. The facility requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on fixed charters of twelve months or more, 120% if 50% of the vessels are on fixed charters of twelve months or more and 125% at all times otherwise. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2007, the Company was in compliance with these covenants.

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

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel. The facility requires a minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 125%. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2007, the Company was in compliance with these covenants.

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

The facility contains certain restrictive covenants on the Company, which among other things, restrict the payment of dividends and restrict leverage, investment and capital expenditures without consent of the lender. In addition, the agreement requires mandatory prepayment in the event of the total loss or sale of a vessel. The facility requires a minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 125%. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2007, the Company was in compliance with these covenants.

The loan is repayable in sixteen quarterly installments of $550,000, beginning on January 17, 2007 and a balloon payment of $3,200,000 due on January 17, 2011. Interest on the facility is currently equal to LIBOR plus 1.25%. At such time as the vessel is fixed on a minimum two year charter at a sufficient rate (determined by the Administrative Agent), the applicable margin is reduced to 1.0% for the remainder of the term of such employment. Expenses associated with the loan of $135,000 were capitalized and will be amortized over the 4 year term of the loan. On January 17, 2008 the lender agreed to postpone two principal payments and add the total to the balloon payment due on January 17, 2011.

As of December 31, 2007, the aggregate maturities, including an estimate of the interest payable are as follows:

	Principal	Interest[1]	Total

2008	$ 36,808,000	$ 5,850,000	$ 42,658,000
2009	46,155,000	3,985,000	50,140,000
2010	38,390,000	2,843,000	41,233,000
2011	55,104,000	1,801,000	56,905,000
2012	17,167,000	689,000	17,856,000
Thereafter	6,678,000	344,000	7,022,000
	$ 200,302,000	$ 15,512,000	$ 215,814,000

1 Interest is calculated using the 3 month LIBOR rate in effect at March 31, 2008 (due to the fact that there was a significant drop in interest rates in the first quarter of 2008) and the balance outstanding for the period.

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

Interest on the bonds is equal to LIBOR plus 4%, payable quarterly in arrears. The bonds are in denominations of $100,000 each and rank pari passu. The term of the bond issue is seven years, payable in full on the maturity date. In order to mitigate the risk of interest rate volatility associated with the variable interest rate on these bonds, the Company entered into an interest rate swap agreement to hedge $10 million of these bonds. Under the term of the interest rate swap agreement, which has similar attributes to the debt, the interest rate on the $10 million is converted from a variable rate to a fixed rate of 4.995%. The Company has designated this interest rate swap agreement as a cash flow hedge pursuant to SFAS No. 133. At December 31, 2007 and 2006, the fair value of this interest rate swap was a liability of $355,948 and an asset of $18,183, respectively.

All or a portion of the bonds may be redeemed at any time between June 2010 and June 2011 at 104.5%, between June 2011 and June 2012 at 103.25%, between June 2012 and June 2013 at 102.25% and between June 2013 and the maturity date at 101.00%.

The bond facility contains certain restrictive covenants which restrict the payment of dividends. The facility requires a minimum value adjusted equity ratio (as defined) of 25%. At December 31, 2007, the Company was in compliance with these covenants.

NOTE 8-COMMITMENTS AND CONTINGENCIES:

As discussed in NOTE 5, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. During 2007, an additional 2,275 shares, bringing the total to 64,522 shares, have been issued from treasury stock being held for this purpose.

The Company has entered into contracts for the conversion of two single hull MR Product Tankers and one Panamax product tanker to bulk carriers. Carrying out such conversions completely eliminates the present regulatory phaseout dates applicable to these vessels. The Company expects to complete all three conversions in 2008.

NOTE 9-SUPPLEMENTAL CASH FLOW INFORMATION:

The Company re-issued 2,275 shares from treasury stock in 2007, 13,855 shares in 2006 and 8,065 in 2005 in accordance with the agreement discussed in NOTE 5. Compensation cost of $34,000, $259,000 and $102,000 based on the market price of the shares at the date of issue was included as management fees to related parties in the accompanying Consolidated Statements of Income during the years ended December 31, 2007, 2006 and 2005, respectively. The excess of the market value of the shares at the date of issuance over the cost of the shares to the Company was charged to paid in capital.

The Company re-issued 200,690 shares from treasury in 2007 in accordance with the option plan described in NOTE 5. The Company re-issued 20,000 shares from treasury as compensation to BHM and 2,500 shares from treasury for each director. Compensation cost of $1,092,000 and $364,000 based on the market price of the shares at the date of issue was included as management fees and general and administrative expenses, respectively, in the accompanying Consolidated Statements of Operations during 2007.

Cash paid for interest was $12,256,000, $9,971,000 and $5,347,000 during the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 10-SUBSEQUENT EVENTS:

On February 26, 2008, the Company, through a wholly-owned subsidiary, sold the M/T ACUSHNET for $7.8 million. The net  book value of the vessel of approximately $4.6 million was classified as held for sale at December 31, 2007.

On March 27, 2008, the Company, through a wholly-owned subsidiary, sold the OBO SACHUEST for $31.3 million. The net book value of the vessel of approximately $20.4 millionwas classified as held for sale at December 31, 2007.