Form 20-F
period 2008-12-31
B PLUS H OCEAN CARRIERS LTD
filed 2009-07-13
CIK 835540

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

      OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2008

OR

        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from to

OR

       SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        Date of event requiring this shell company report

        For the transition period from to

        Commission file number 001-09987

                                     B + H   O C E A N   C A R R I E R S   L T D.
       (Exact name of Registrant as specified in its charter)

Liberia
(Jurisdiction of incorporation or organization)

3rd Floor, Par La Ville Place
14 Par La Ville Road
Hamilton HM 08, Bermuda
(Address of principal executive offices)

Mr. Michael S. Hudner
Tel:  441-295-6875, Fax: 441-295-6796
(Name,Telephone,E-mail and/or Facsimile number and address of Company Contact Person)

Securities registered or be registered pursuant to Section 12(b) of the Act:

                                                                                  Title of each class                                                       Name of each exchange on which registered
                                                                            Common Stock, par value $.01 per share                                   American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 5,555,426 shares of common stock were outstanding at December 31, 2008.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐          No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐          No ☒

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

Yes ☒         No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐        No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐                                                                                                          Accelerated filer ☐                                           Non-accelerated filer   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the statements included in this filing:

                                                                                                            International Financial Reporting Standards as issued
US GAAP   ☒                                                                                  by the International Accounting Standards Board      ☐                                                                                                 Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

                                                                                                 Item 17  ☐                 Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):

                                                                                                                                            Yes  ☐                                                  No   ☒

 PART I

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected financial data
The following selected consolidated financial data of the Company and its subsidiaries are derived from and should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Annual Report.

Income Statement Data:	Year ended December 31,
	2008	2007	2006	2005	2004
Voyage, time and bareboat charter revenues	$104,018,073	$110,917,094	$95,591,276	$71,388,561	$51,362,910
Other operating income	890,842	1,499,737	1,287,775	514,491	-
Voyage expenses	(28,097,799)	(27,882,163)	(14,792,322)	(6,033,470)	(9,663,653)
Vessel operating expenses	(46,845,031)	(39,366,478)	(34,159,942)	(26,369,749)	(19,742,875)
Depreciation, amortization and impairment	(32,563,838)	(21,542,550)	(16,812,342)	(11,917,359)	(7,763,640)
Gain (loss) on sale of vessels	13,262,590	-	-	828,115	(4,682,965)
General and administrative expenses	(6,035,828)	(7,349,371)	(5,254,323)	(3,797,613)	(3,755,136)
Income from operations	4,629,009	16,276,269	25,860,122	24,612,976	5,754,641
Interest expense, net	(10,093,310)	(9,619,621)	(8,298,750)	(4,383,627)	(1,328,896)
Income from investment in Nordan OBO 2 Inc.	3,933,495	790,288	1,262,846	-	-
Gain (Loss) on derivative instruments	15,291,859	(4,670,192)	-	-	-
Other expense	2,104,063	(757,567)	(49,905)	(130,704)	(1,730)
Net income	$15,865,116	$2,019,177	$18,774,313	$20,098,645	$4,424,015

Basic earnings per share (1)	$2.36	$0.29	$2.67	$3.44	$1.15
Diluted earnings per share (2)	$2.36	$0.29	$2.59	$3.30	$1.00

(1) Based on weighted average number of shares outstanding of 6,723,832 in 2008, 6,994,843 in 2007, 7,027,343 in 2006, 5,844,301 in 2005 and
3,839,242 in 2004.
(2) Based on the weighted average number of shares outstanding, increased in 2007, 2006, 2005 and 2004 by the net effects of stock options using the treasury stock method and by the assumed distribution of all shares to BHM under the 1998 agreement (See Item 7). The denominator for the diluted earnings per share calculation is 7,031,210 in 2007, 7,237,453 in 2006, 6,092,522 in 2005 and 4,404,757 in 2004. There were no options outstanding at December 31, 2008.

	Year ended December 31,
Balance Sheet Data:	2008	2007	2006	2005	2004

Current assets	57,301,712	97,408,642	85,870,618	65,719,790	19,344,004
Total assets	354,789,344	400,833,474	366,822,444	281,423,286	82,902,304
Current liabilities	208,641,819	83,142,107	63,688,354	44,305,700	20,073,194
Long-term liabilities	4,982,914	185,254,745	167,153,908	117,063,472	18,465,472
Working capital (deficit)	(151,340,107)	14,266,535	22,182,264	21,414,090	(729,190)
Shareholders' equity	141,164,611	132,436,622	135,980,182	120,054,114	44,363,637

B. Risk factors

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

The downturns in the product tanker and bulk charter markets may have an adverse effect on shipping company earnings and affect compliance with loan covenants

Charter rates for product tankers and bulk carriers have declined sharply since the middle of 2008.  The decline in charter rates in the product tanker and bulk carrier markets has resulted in a commensurate decline in the industrywide vessel values, affecting cash flows, liquidity and compliance with the covenants contained in loan agreements for most shipping companies.

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

The operation of its vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”). The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in its fleet is ISM Code-certified.

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

The U.S. has established strict deadlines for phasing out single-hull and double-sided oil tankers, and both the IMO and the European Union have proposed similar phase-out periods. Under OPA90, oil tankers that do not have double hulls will be phased out by 2015 and will not be permitted to come to United States ports or trade in United States waters.  One of the Company’s product tankers, representing approximately 8.5% by deadweight ton (“DWT”) of its combined fleet, is a double-sided tanker and as such will be prohibited from carrying crude oil and oil products in U.S. waters or certain other countries by February 2010 unless an exemption is obtained from the vessel’s flag state, in which case the prohibition would be deferred until February 2015. While the Company currently believes it will obtain such an exemption, it is possible that such an exemption will not be obtained.

In December 2003, the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull and non-qualifying double-sided tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This amendment took effect in April 2005. The Company expects that its double-sided medium range (“MR”) tanker and its double-sided Panamax product tanker will be unable to carry crude oil and petroleum products in many markets commencing between 2009 and 2010.  Moreover, the IMO or other regulatory bodies may adopt further regulations in the future that could adversely affect the useful lives of its tankers as well as the Company’s ability to generate income from them. Also, new IMO regulation came into force as of January 1, 2007 requiring vegetable oils to be carried on IMO type 2 chemical tankers.  This regulation effectively excluded the Company’s six MR ships from this trade.  The Company decided to convert these ships to meet the new requirements for both IMO Annex II and also Annex I, which regulates petroleum products.  Four of the ships were converted in 2006 and 2007, and one supramax tanker was converted to a bulk carrier in 2008. The Company then decided to sell one MR product tanker and to convert the remaining MR tankers to bulk carriers; one of these MR tankers was sold in January 2009 and the other MR tanker’s conversion was completed in January 2009. The supramax tanker SACHEM was converted to a bulk carrier in May 2008.  The Company may also convert a Panamax product tanker to a double-hull product tanker in 2010.

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

The shipping business is subject to the effect of world events

Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect the Company’s business, results of operations and financial condition. The continuing presence of the United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect its ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

The general decline in the bulk and product carrier charter market has adversely affected our revenues, earnings and profitability

The Baltic Drybulk Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. The Baltic Clean Tankers Index (BCTI), a measure of international clean tanker routes and a selection of basket and individual TCEs, dropped from 839 points before the end of 2008 to 465 points as at June 30, 2009 According to industry sources, the average spot market rate for an MR product tanker transporting 38,000 tons of gasoline reached a low of $7,000 per day, on June 2009, compared to a high of $20,000 reached during 2008.  The decline in charter rates is due to various factors, including the unavailability of trade financing and the worldwide recession. The decline in charter rates in the drybulk market also affects the value of our vessels, which follows the trends of charter rates, and earnings on our charters, and similarly, affects our cash flows and liquidity.

Charter hire rates for bulk carriers and product tankers have decreased, which may adversely affect our earnings

The bulk shipping industry and product tanker sectors are cyclical with attendant volatility in charter hire rates and profitability. For example, the degree of charter hire rate volatility among different types of bulk carriers and product tankers has varied widely. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize bulk carriers reached near historically low levels in December 2008, began improving in January and February 2009 and then deteriorated in the latter half of March 2009. Because we charter some of our vessels pursuant to spot market voyage charters, or spot charters, we are exposed to changes in spot market charter rates for bulk carriers and such changes may affect our earnings and the value of our bulk carriers at any given time.  We may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

   Supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

   Changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

    The location of regional and global exploration, production and manufacturing facilities;

    The location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

    The globalization of production and manufacturing;

    Global and regional economic and political conditions, including armed conflicts and terrorist activitities; embargoes and strikes;

    Developments in international trade;

   Changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

   Environmental and other regulatory developments;

   Currency exchange rates; and

   Weather.

The factors that influence the supply of vessel capacity include:

The number of newbuilding deliveries;

   Port and canal congestion;

  The scrapping rate of older vessels;

  Vessel casualties; and

   The number of vessels that are out of service.

We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global carrier fleet and the sources and supply of cargoes to be transported by sea. The capacity of the global carrier fleet seems likely to increase and economic growth may not continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common stock on the American Stock Exchange to decline and could cause the price of our common stock to decline further.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company anticipates a significant number of the port calls made by its vessels will continue to involve the loading or discharging of bulk commodities in ports in the Asia Pacific region. As a result, further negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on its business, financial condition and results of operations, as well as its future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. For the year ended December 31, 2008, the growth of China’s gross domestic product from the prior year ended December 31, 2007 was approximately 9%, compared with a growth rate of 11.2% over the same two year period ended December 31, 2007, and its growth in the fourth quarter of 2008 fell to an annualized rate of 6.8%. It is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. China has recently announced a $586.0 billion stimulus package aimed in part at increasing investment and consumer spending and maintaining export growth in response to the recent slowdown in its economic growth. The Company’s business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the MV Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Rising fuel prices may adversely affect our profits

While we do not bear the cost of fuel (bunkers) under our time and bareboat charters, fuel is a significant, if not the largest, expense in our shipping operations when vessels are under spot charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Company Specific Risk Factors

The Company’s business is dependent on the markets for product tankers and OBOs, which can be cyclical

         The Company’s fleet consists of product tankers, bulk carriers and ore/bulk/oil combination carriers (“OBOs”). Thus, the Company is dependent upon the petroleum product industry, the vegetable oil and chemical industries and the dry bulk industry as its primary sources of revenue.  These industries have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, steel and iron ore, coal, vegetable oil and chemicals, in particular.  Any material seasonal fluctuation in the industry or any material diminution in the level of activity therein could have a material adverse effect on the Company’s business and operating results. The profitability of these vessels and their asset value results from changes in the supply of and demand for such capacity.  The factors affecting such supply and demand are described in more detail under “Industry Specific Risk Factors” above.

The Company is in technical default of a financial covenant contained in certain loan agreements as of December 31, 2008, and is currently in discussions with certain lenders for waiver of such technical default and potential additional defaults on other covenants

Loan agreements require that the Company comply with certain financial and other covenants. Due to weak market conditions the Company has been unable to comply with a particular covenant in four loan agreements which require that Total Value Adjusted Equity should represent not less than 30% of Total Value Adjusted Assets. At December 31, 2008, the actual ratio was 28.5% or 1.5% below the minimum requirement.  Although the banks concerned have advised the Company by e-mail in each case that a waiver has been approved, which the Company believes on advice of counsel is binding, the Company is seeking to confirm the waivers in definitive written agreements.   The Company does not expect that it will be able to meet all prospective financial covenants of these four loan agreements, especially if current market conditions continue.  Accordingly, the Company is in negotiations with its lenders to obtain waivers of future potential technical breaches of covenants and restructure the loans.  Until and unless these potential technical defaults are waived, the lenders have the right to cancel the commitment and demand repayment.  Therefore, the Company has reclassified the following four loan agreement as current:

1) $202 million reducing revolving credit facility with Nordea Bank Norge ASA, or Nordea Bank, as Agent, dated August 29, 2006 (amount reclassified of $57.2 million).  The agreement requires that any modification to the financial covenants requires approval by the majority of lenders or 66.67%.  The Company requested that the Value Adjusted Equity ratio be reduced from the required 30% to 20% effective December 31, 2008 through January 1, 2010, in the form of a waiver.  The Company has been informed by the Agent that banks representing greater than 66.67% of the lenders have approved the waiver.  Confirmation of the final waiver is expected in the near term.

2) $30 million term loan facility with DVB Group Merchant Bank, DVB as agent, dated May 13, 2008 (amount re-classified of $9.5 million).  The Company has been informed by DVB Merchant Bank that it has approved the waiver to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  Confirmation of the final waiver is expected in the near term.

3) $26.7 million term loan facility with Nordea Bank Norge ASA, dated October 25, 2007 (amount re-classified of $9.6 million). The Company has been informed by Nordea Bank that it has approved the waiver to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  Confirmation of the final waiver is expected in the near term.

4) $8 million term loan facility with Nordea Bank Norge ASA, dated September 5, 2006 (amount re-classified $1.5 million).  The Company has been informed by Nordea Bank that it has approved the waiver to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  Confirmation of the final waiver is expected in the near term.

In addition, these potential technical defaults might trigger certain cross-default provisions or potential defaults under material adverse change covenants within the remaining loan documents.  As a result the Company reclassified its remaining long term debt of $48.9 million as current at December 31, 2008.  This additional reclassification applies to three debt agreements as follows:

1) $34,000,000 term loan facility with Bank of Scotland dated December 7, 2007 (amount reclassified of $16.6 million);

2) $27,300,000 term loan facility with Bank of Nova Scotia dated January 24, 2007 (amount reclassified of $16.8 million); and

3)  $25,000,000 Unsecured Bonds with Norsk Tillitsmann ASA, as Loan Trustee, dated December 12, 2006 (amount reclassified of $15.5 million).

A violation of the Company’s financial covenants may constitute an event of default under its credit facilities, which would, unless waived by its lenders, provide its lenders with the right to require the Company to refrain from declaring and paying dividends and borrowing additional funds under the credit facility, post additional collateral, enhance its equity and liquidity, increase its interest payments, pay down its indebtedness to a level where it are in compliance with its loan covenants, sell vessels in its fleet, reclassify its indebtedness as current liabilities and accelerate its indebtedness and foreclose their liens on its vessels, which would impair the Company’s ability to continue to conduct its business. A total of $175.8 million of indebtedness has been reclassified as current liabilities in the Company’s audited consolidated balance sheet for the year ended December 31, 2008, included in this report.

If current market conditions continue, the Company does not expect that it will be able to meet all financial covenants of its credit facilities in the foreseeable future in the absence of further agreement with its lenders.  The Company is currently in discussions with its lenders to restructure its facilities including amendments to certain financial covenants, although the Company cannot assure you that it will be successful reaching an agreement with its lenders.  In addition, in connection with any waiver or amendment to the Company’s credit facilities, its lenders may impose additional operating and financial restrictions on it or modify the terms of its credit facility.  These restrictions may limit the Company’s ability to, among other things, pay dividends in the future, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, its lenders may require the payment of additional fees, require prepayment of a portion of its indebtedness to them, accelerate the amortization schedule for its indebtedness and increase the interest rates they charge it on its outstanding indebtedness. If the Company’s indebtedness is accelerated, it would be very difficult in the current financing environment for the Company to refinance its debt or obtain additional financing and it could lose its vessels if its lenders foreclose their liens.

Double sided vessels are being phased out

One of the Company’s product tankers, or approximately 8.5% by DWT of its combined fleet, is a double-sided vessel. Under the United States Oil Pollution Act of 1990, all oil tankers that do not have double hulls will be phased out over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls, and will not be permitted to come to United States ports or trade in United States waters. The European Union has required the phase out of single hull vessels carrying “heavy oil” and as a result single hull vessels are prohibited from carrying this product to European Union ports. In addition, due to regulations adopted by the IMO under Annex I (oil) of MARPOL, single hull and double-sided vessels carrying petroleum products tankers will be phased out over the course of the period between 2005 and 2010 unless, in the case of double-sided vessels an exemption is obtain from the flag state. As a result of the MARPOL regulations, the Company expects that its remaining Panamax product tanker will be unable to carry crude oil and petroleum products in many markets after 2010 unless it obtains an exemption. The Company currently expects that it will obtain such an exemption, which will permit the vessel to trade until February 2015. While the Company currently believes that it will obtain such an exemption, it is possible that it will not.

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

If the Company acquires additional vessels and those vessels are not delivered on time or are delivered with significant defects, the Company’s earnings and financial condition could suffer.

The Company expects to acquire additional vessels in the future. A delay in the delivery of any of these vessels to the Company or the failure of the contract counterparty to deliver a vessel at all could cause it to breach its obligations under a related time charter and could adversely affect its earnings, its financial condition and the amount of dividends, if any, that it pays in the future. The delivery of these vessels could be delayed or certain events may arise which could result in the Company not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

The Company is subject to financial risks related to the purchase of additional vessels

The Company’s current business strategy includes the acquisition of newer, high-quality second-hand vessels.  Such vessels may be purchased at relatively high vessel prices.  If charter rates remain low or fall in the future, the Company may not be able to recover its investment in the new ships or even satisfy its payment obligations on its debt facilities that will be increased to finance the purchase of such new vessels.  There can also be no assurance that such acquisitions will be available on terms favorable to the Company or, that, if acquired, such second-hand vessels will have sufficient useful lives or carry adequate warranties or that financing for such acquisitions will be available.

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

The Company maintains, and intends to continue to maintain, insurance consistent with industry standards against these risks. The Company procures hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for its fleet. The Company does not maintain insurance against loss of hire for its product tankers and for one of its bulk carriers, which covers business interruptions that result in the loss of use of a vessel.  There can be no assurance that all risks will be adequately insured against, that any particular claim will be paid out of such insurance or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental and other regulations may result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution, damages asserted against the Company or the loss of income resulting from a vessel being removed from operations.  The Company’s insurance policies contain deductibles for which the Company will be responsible and limitations and exclusions which may increase its costs or lower its revenue.

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

The Company may suffer adverse consequences from the fluctuation in the market value of its vessels

The fair market value of its vessels may increase and decrease significantly depending on a number of factors including:

•	supply and demand for products, including crude oil, petroleum products, vegetable oil, ores, coal and grain;
•	general economic and market conditions affecting the shipping industry;
•	competition from other shipping companies;
•	types and sizes of vessels;
•	other modes of transportation;
•	cost of building new vessels;
•	governmental or other regulations;
•	prevailing level of charter rates; and
•	the cost of retrofitting or modifying second hand vessels as a result of charterer requirements, technological advances in vessel design or equipment, or otherwise.

If the Company sells vessels at a time when vessel prices have fallen, the sale may be at less than the vessel’s carrying amount on its financial statements, resulting in a loss and a reduction in earnings.

In addition, the Company’s mortgage indebtedness at December 31, 2008 of $175.8 million is secured by mortgages on the existing fleet of vessels of the Company and its subsidiaries. As a result of the general decline in the market value of vessels and consequently of its fleet, the Company was not in compliance with certain provisions of its existing credit facilities at December 31, 2008, and the Company may not be able to refinance its debt or obtain additional financing. If the Company is unable to pledge additional collateral, its lenders could accelerate its debt and foreclose on its fleet.

The Company’s vessels may suffer damage and the Company may face unexpected drydocking costs, which could affect its cash flow and financial condition

If the Company’s vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The Company may have to pay drydocking costs that its insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease its earnings.  In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located.  The Company may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions.  The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2008, the average age of the vessels in its fleet was 19.9 years.  Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to its vessels and may restrict the type of activities in which the vessels may engage. The Company cannot assure that, as its vessels age, market conditions will justify those expenditures or enable us to operate its vessels profitably during the remainder of their useful lives. If the Company sell vessels, the Company is not certain that the price for which the Company sells them will equal at least their carrying amount at that time.

The market for product tanker and OBO charters is highly competitive

The ownership of the world’s product tanker fleet is fragmented. Competition in the industry among vessels approved by major oil companies is primarily based on price, but also vessel specification and age. There are approximately 1,100 crude oil and product tankers of between 25,000 and 50,000 DWT worldwide. Product Tankers are typically operated in groups or pools consisting of 10 to 25 vessels.

The OBO industry is also fragmented and competition is also primarily based on price, but also vessel specification and age.  There are approximately 76 OBOs worldwide of between 50,000 and 100,000 DWT.  In this size range, the largest ownership group has nine vessels.  Otherwise vessels are owned in groups of six vessels or less.

The Company competes principally with other vessel owners through the global tanker and dry bulk charter market, which is comprised of shipbrokers representing both charterers and ship owners. Charter parties are quoted on either an open or private basis. Requests for quotations on an open charter are usually made by major oil companies on a general basis to a large number of vessel operators. Competition for open charters can be intense and involves vessels owned by operators such as other major oil companies, oil traders and independent ship owners. Requests for quotations on a private basis are made to a limited number of vessel operators and are greatly influenced by prior customer relationships. The Company bids for both open and private charters.

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

The Company is dependent upon certain significant customers

At December 31, 2008, the Company’s largest five accounts receivable balances represented 92% of total accounts receivable. At December 31, 2007, the Company’s largest five accounts receivable balances represented 86% of total accounts receivable. The allowance for doubtful accounts was approximately $253,000 and $336,000 at December 31, 2008 and 2007, respectively. To date, the Company’s actual losses on past due receivables have not exceeded our estimate of bad debts.

The Company will depend entirely on B+H Management Ltd. (“BHM”) to manage and charter its fleet

The Company subcontracts the commercial and most of the technical management of its fleet, including crewing, maintenance and repair to BHM, an affiliated company with which the Company is under common control.  The loss of BHM’s services or its failure to perform its obligations to the Company could materially and adversely affect the results of its operations. Although the Company may have rights against BHM if it defaults on its obligations to the Company, shareholders will have no recourse against BHM. Further, the Company expects that it will need to seek approval from lenders to change its manager.

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

The Company’s Chairman and Chief Executive Officer has affiliations with BHM which could create conflicts of interest

The Company’s majority shareholders, which are affiliated with Mr. Michael S. Hudner, own 66.7% of the Company and also own BHM.  Mr. Hudner is also BHM’s Chairman and Chief Executive Officer. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and BHM, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in its fleet versus vessels managed by other companies affiliated with BHM and Mr. Hudner. In particular, BHM may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Hudner and members of his family may receive greater economic benefits.

If the Company fails to manage its planned growth properly, the Company may not be able to successfully expand its market share

The Company may substantially increase the size of its fleet via acquisitions.  This may impose additional responsibilities on its management and staff, and the management and staff of BHM. This may necessitate that the Company and BHM increase the number of personnel. BHM may have to increase its customer base to provide continued employment for the vessels to be acquired.

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

There is no assurance that the Company will be able to pay dividends

The Company has a policy of investment for future growth and does not anticipate paying cash dividends on the common stock in the foreseeable future. Declaration and payment of any dividend is subject to the discretion of its Board of Directors. The timing and amount of dividend payments will be dependent upon its earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Liberia law affecting the payment of distributions to shareholders and other factors. If there is a substantial decline in the product market or bulk charter market, its earnings would be negatively affected thus limiting its ability to pay dividends. Liberia law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.  The current floating rate facilities restrict the Company from paying dividends.

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

The Company is a holding company, and the Company depends on the ability of its subsidiaries to distribute funds to us in order to satisfy its financial obligations or to make dividend payments

The Company is a holding company and its subsidiaries, which are all wholly-owned by us, conduct all of their operations and own all of their operating assets. The Company has no significant assets other than the equity interests in its wholly-owned subsidiaries. As a result, its ability to make dividend payments depends on its subsidiaries and their ability to distribute funds to us. If the Company is unable to obtain funds from its subsidiaries, its Board of Directors may exercise its discretion not to pay dividends.

The Company may not generate sufficient gross revenue to operate profitably or to service its indebtedness

The Company had net income of $15.9 million on gross revenue of $104.0 million in 2008. Income from vessel operations was $4.6 million for the year-end December 31, 2008. At December 31, 2008, the Company had approximately $175.8 million in indebtedness.  There can be no assurance that future charter rates will be sufficient to generate adequate revenues or that the Company will be able to maintain efficiency levels to permit the Company to operate profitably or to service its indebtedness.

The Company’s charterers may terminate or default on their charters, which could adversely affect results of operations and cash flow

The terms of the Company’s charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of each of its charterers to perform its obligations under a charter will depend on a number of factors that are beyond its control. These factors may include general economic conditions, the condition of a specific shipping market sector, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect the Company’s business, results of operations, cash flows and financial condition.

The Company cannot predict whether our charterers will, upon the expiration of their charters, recharter its vessels on favorable terms or at all. If the Company’s charterers decide not to recharter its vessels, the Company may not be able to recharter them on terms similar to the terms of current charters.

If the Company receives lower charter rates under replacement charters or are unable to recharter all of the Company’s vessels, the Company’s business, results of operations, cash flows and financial condition may be adversely affected.

In addition, in depressed market conditions, the Company’s charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should counterparty fail to honor its obligations under agreements with the Company, the Company could sustain significant losses which could have a material adverse effect on the Company’s business, results of operations, cash flows and financial condition.

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

The Company may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of its management and its results of operations

The Company’s success depends to a significant extent upon the abilities and efforts of its management team. The Company has no employment contract with its Chairman and Chief Executive Officer, Michael S. Hudner, or any other key individual; instead all management services are provided by BHM. The Company’s success will depend upon BHM’s ability to hire and retain key members of its management team. The loss of any of these individuals could adversely affect its business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect its results of operations.

The Company is subject to the reporting requirements of Sarbanes-Oxley

Effective for its first fiscal year ending on or after December 15, 2009, the Company is subject to full compliance with all provisions of the Sarbanes-Oxley Act of 2002.  As directed by Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the Company’s internal control over financial reporting in their annual reports on Form 20-F.  Such a report is required to contain an assessment by management of the effectiveness of a company’s internal controls over financial reporting. In addition, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on the effectiveness of the Company’s internal controls over financial reporting. While the Company would expend significant resources in developing the necessary documentation and testing procedures required by Section 404, there is a risk that the Company would not comply with all of the requirements imposed by Section 404. If the Company can not maintain the required controls, the Company may be unable to comply with the requirements of Section 404 in a timely manner. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of its financial statements, which could cause the market price of its common stock to decline and make it more difficult for us to finance its operations.

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

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on its proposed method of operation, the Company does not believe that the Company will be a PFIC with respect to any taxable year. In this regard, the Company intends to treat the gross income the Company derives or is deemed to derive from its time chartering activities as services income, rather than rental income. Accordingly, the Company believes that its income from time chartering activities does not constitute “passive income”, and the assets that the Company owns and operates in connection with the production of that income do not constitute passive assets.

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

If the IRS were to find that the Company is or has been a PFIC for any taxable year, its U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed, above such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of its common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of its common shares.

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

Item 4.  INFORMATION ON THE COMPANY

A. History and development of the Company

B+H Ocean Carriers Ltd. (the "Company"*) was organized on April 28, 1988 to engage in the business of acquiring, investing in, owning, operating and selling vessels for dry bulk and liquid cargo transportation. As of December 31, 2008, the Company owned and operated four MR product tankers, one Panamax product tanker, two bulk carriers and five OBOs. The Company also owns a 50% interest in a company which is the disponent owner of a 1992-built 72,389 DWT Combination Carrier, effected through a lease structure. Each vessel accounts for a significant portion of the Company’s revenues.  On July 29, 2008, the Company, through a wholly-owned subsidiary, entered into an agreement to acquire an Accommodation Field Development Vessel (“AFDV”) upon completion of the construction of the vessel for $35.9 million, the vessel is expected to be delivered in the 1st quarter of 2010.

The Company’s fleet of MR product tankers consist of “handy-size” vessels which are between 30,000 and 50,000 summer deadweight tons ("DWT"), and are able, by reason of their smaller size, to transport commodities to and from most ports in the world, including those located in less developed third-world countries.  The Company’s Panamax product tanker is 68,500 DWT. Product tankers are single-deck oceangoing vessels designed to carry simultaneously a number of segregated liquid bulk commodities, such as refined petroleum products, vegetable oils, caustic soda and molasses. The Company’s fleet of OBOs are between 74,000 and 84,000 DWT. OBOs are combination carriers used to transport liquid, iron ore or bulk products such as coal, grain, bauxite, phosphate, sugar, steel products and other dry bulk commodities.

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

Loan agreements require that the Company comply with certain financial and other covenants. Due to weak market conditions the Company has been unable to comply with a particular covenant in four loan agreements which require that Total Value Adjusted Equity should represent not less than 30% of Total Value Adjusted Assets.  At December 31, 2008, the actual ratio was 28.5% or 1.5% below the minimum requirement. Although the banks concerned have advised the Company by e-mail in each case that a waiver has been approved, which the Company believes on advice of counsel is binding, the Company is seeking to confirm the waivers in definitive written agreements.   The Company does not expect that it will be able to meet all prospective financial covenants of these four loan agreement, especially if current market conditions continue.  Accordingly, the Company is in negotiations with its lenders to obtain waivers of future potential technical breaches of covenants and restructure the loans.  Until and unless these potential technical defaults are waived, the lenders have the right to cancel the commitment and demand repayment.  Therefore, the Company has reclassified the following four loan agreement as current:

1) $202 million reducing revolving credit facility with Nordea Bank Norge ASA, or Nordea Bank, as Agent, dated August 29, 2006 (amount re-classified of $57.2 million).  The agreement requires that any modification to the financial covenants requires approval by the majority of lenders or 66.67%.  The Company requested that the Value Adjusted Equity ratio be reduced from the required 30% to 20% effective December 31, 2008 through January 1, 2010, in the form of a waiver.  The Company has been informed by the Agent that banks representing greater than 66.67% of the loans have approved the waiver.  Confirmation of the final waiver is expected in the near term.

2) $30 million term loan facility with DVB Group Merchant Bank, DVB as agent, dated May 13, 2008 (amount re-classified of $9.5 million).  The Company has been informed by DVB Merchant Bank that it has approved the waiver to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  Confirmation of the final waiver is expected in the near term.

3) $26.7 million term loan facility with Nordea Bank Norge ASA, dated October 25, 2007 (amount re-classified of $9.6 million). The Company has been informed by Nordea Bank that it has approved the waiver  to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  Confirmation of the final waiver is expected in the near term.

4) $8 million term loan facility with Nordea Bank Norge ASA; dated September 5, 2006 (amount re-classified $1.5 million).  The Company has been informed by Nordea Bank that it has approved the waiver to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  Confirmation of the final waiver is expected in the near term.

In addition, these potential technical defaults might trigger certain cross-default provisions or potential defaults under material adverse change covenants within the remaining loan documents.  As a result the Company reclassified its remaining long term debt of $48.9 million as current at December 31, 2008.  This additional reclassification applies to three debt agreements as follows:

1) $34,000,000 term loan facility with Bank of Scotland dated December 7, 2007 (amount reclassified of $16.6 million);

2) $27,300,000 term loan facility with Bank of Nova Scotia dated January 24, 2007 (amount reclassified of $16.8 million); and

3)  $25,000,000 Unsecured Bonds with Norsk Tillitsmann ASA, as Loan Trustee, dated December 12, 2006 (amount reclassified of $15.5 million).

A violation of the Company’s financial covenants may constitute an event of default under its credit facilities, which would, unless waived by its lenders, provide its lenders with the right to require the Company to refrain from declaring and paying dividends and borrowing additional funds under the credit facility, post additional collateral, enhance its equity and liquidity, increase its interest payments, pay down its indebtedness to a level where it are in compliance with its loan covenants, sell vessels in its fleet, reclassify its indebtedness as current liabilities and accelerate its indebtedness and foreclose their liens on its vessels, which would impair the Company’s ability to continue to conduct its business. A total of $175.8 million of indebtedness has been reclassified as current liabilities in the Company’s audited consolidated balance sheet for the year ended December 31, 2008, included in this report.

If current market conditions continue, the Company does not expect that it will be able to meet all financial covenants of its credit facilities in the foreseeable future in the absence of further agreement with its lenders.  The Company is currently in discussions with its lenders to restructure its facilities including amendments to certain financial covenants, although the Company cannot assure you that it will be successful reaching an agreement with its lenders.  In addition, in connection with any waiver or amendment to the Company’s credit facilities, its lenders may impose additional operating and financial restrictions on it or modify the terms of its credit facility.  These restrictions may limit the Company’s ability to, among other things, pay dividends in the future, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, its lenders may require the payment of additional fees, require prepayment of a portion of its indebtedness to them, accelerate the amortization schedule for its indebtedness and increase the interest rates they charge it on its outstanding indebtedness. If the Company’s indebtedness is accelerated, it would be very difficult in the current financing environment for the Company to refinance its debt or obtain additional financing and it could lose its vessels if its lenders foreclose their liens.

On January 15, 2009, the Company, through a wholly-owned subsidiary, sold the M/V ALGONQUIN for $18.0 million. No gain or loss was recorded as the carrying value was written down to estimated fair value during 2008, resulting in an impairment charge of $7.4 million during 2008.  Accordingly an impairment charge of $7.4 million was included in the Consolidated Statements of Income for the Year Ended December 31, 2008.

On July 29, 2008, the Company, through a wholly-owned subsidiary, Straits Offshore Ltd. (“straits”), entered into an agreement to acquire an Accommodation Field Development Vessel (“AFDV”) upon completion of the construction of the vessel for $35.9 million. On September 4, 2008, an amendment was agreed under which the price was increased by $2.6 million to $38.5 million to provide for the purchase of additional equipment. The purchase is secured by a $25.8 million letter of credit, which is secured, inter alia, by the common shares of such wholly-owned subsidiary and its contracted rights relating to the AFDV. In addition, Straits has placed an order for a 300T crane and an eight point mooring system for the AFDV at a cost of Euros 3.4 million (approximately $4.8 million) and SGD $3.1 million (approximately $2.2 million), respectively. The vessel is expected to be delivered in the first quarter of 2010.

On May 13, 2008, the Company, through a wholly-owned subsidiary, entered into a $30 million term loan facility to finance the previously completed conversion of M/V SACHEM to a bulk carrier. The loan was secured by the vessel, by an assignment of a time charter and by certain put option contracts entered into by the Company to mitigate the risk associated with the possibility of falling time charter rates.

On February 26, 2008, the Company, through a wholly-owned subsidiary, sold M/T ACUSHNET for $7.8 million. The book value of the vessel of approximately $4.6 million was classified as held for sale at December 31, 2007. A realized gain of $3.0 million is reflected in the Consolidated Statements of Income for the year ended December 31, 2008.

On March 27, 2008, the Company, through a wholly-owned subsidiary, sold M/V SACHUEST for $31.3 million. The book value of the vessel of approximately $20.4 million was classified as held for sale at December 31, 2007. A realized gain of $10.3 million is reflected in the Consolidated Statements of Income for the year ended December 31, 2008.

•	Prior year acquisitions, disposals and other significant transactions

On January 24, 2007, the Company, through a wholly-owned subsidiary, entered into a $27 million term loan facility to finance the acquisition of M/V SAKONNET, which it acquired in January 2006 under an unsecured financing agreement.

In June 2007, the Company, through a wholly-owned subsidiary, acquired a 45,000 DWT product tanker built in 1990 for $19.6 million. On October 25, 2007, the Company drew down an additional $19.6 million under one of its senior secured term loans to finance the purchase price.

On September 7, 2007, the Company, through a wholly-owned subsidiary, entered into a $25.5 million term loan facility to finance the conversion of three of its MR product tankers to double hulled vessels. On December 7, 2007, the facility was amended to allow for an additional $8.5 million to finance a fourth MR product tanker conversion.

On October 25, 2007, the Company entered into an amended and restated $26.7 million floating rate loan facility (the “amended loan facility”). The amended loan facility made available an additional $19.6 million for the purpose of acquiring M/T CAPT. THOMAS J HUDNER and changed the payment terms for the $7.1 million balance of the loan.

In January 2006, the Company, through a wholly-owned subsidiary, acquired a 1993-built, 83,000 DWT combination carrier for $36.4 million through an existing lease structure.  The acquisition also included the continuation of a five-year time charter which commenced in October 2005.  The Company purchased the vessel and terminated the lease in January 2007.

In January 2006, the Company, through a wholly-owned subsidiary, also acquired a 50% shareholding in a company which is the disponent owner of a 1992-built 72,389 DWT Combination Carrier, effected through a lease structure.  The terms of the transaction were based on a vessel value of $30.4 million. The vessel was fixed on a three-year charter commencing in February 2006.  The charter includes a 50% profit sharing arrangement above a guaranteed minimum daily rate. On September 5, 2006, the Company, entered into an $8 million term loan facility agreement to finance a portion of the purchase price.

In June 2006, the Company, through a wholly-owned subsidiary, acquired a 61,000 DWT Panamax product tanker built in 1988 for $12.55 million. On October 17, 2006, the Company entered into a $12 million senior secured term loan to finance a portion of the purchase price.

B. Business overview

Management of the Company

The shipowning activities of the Company are managed by BHM under a Management Services Agreement (the “Management Agreement”) dated June 27, 1988 and amended on October 10, 1995, subject to the oversight and direction of the Company's Board of Directors.

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

Marketing and operations of vessels

One of the Company’s vessels is time chartered to Product Transport Corp. Ltd, (“PROTRANS”), a Bermuda Corporation and wholly-owned subsidiary of the Company, on an open rate basis as described hereunder.

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

Vessel Technical Management

At December 31, 2008, BHM was the technical manager of all of the Company's vessels, under technical management agreements. BHM employs B+H Equimar Singapore Pte. Ltd. ("BHES"), a Singapore corporation, under agency agreements to assist with certain of its duties under the technical management agreements. The vessel technical manager is responsible for all technical aspects of day-to-day vessel operations, including physical maintenance, provisioning and crewing, and receives compensation of $13,844 per MR product tanker per month and $16,762 per Panamax product tanker or OBO per month, which may be adjusted annually for any increases in the Consumer Price Index.  Such supervision includes the establishment of operating budgets and the review of actual operating expenses against budgeted expenses on a regular basis.

Insurance and Safety

The business of the Company is affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The Oil Pollution Act ‘90 (“OPA90”), by imposing potentially unlimited liability upon owners, operators and bareboat charterers for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators and has also caused insurers to consider reducing available liability coverage.

The Company maintains hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, protection and indemnity insurance with mutual assurance associations and loss of hire insurance, on all its vessels. The Company believes that its current insurance coverage is adequate to protect it against most accident-related risks involved in the conduct of its business and that it maintains appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for pollution is $1 billion per vessel per incident. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

Competition

The product tanker industry is fragmented. Competition in the industry among vessels approved by major oil companies is primarily based on price. There are approximately 1,100 crude oil and product tankers worldwide of between 25,000 and 50,000 DWT. Tankers are typically owned in groups or pools controlling up to 30 tankers.

The OBO industry is also fragmented and competition is also primarily based on price, but also vessel specification and age. There are approximately 76 OBOs worldwide, 39 of which are between 50,000 and 100,000 DWT. In this size range, the largest ownership group has an estimated six vessels. Other vessels are owned in groups of four or less.

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

In January 1997, BHES was awarded its International Safety Management (“ISM”) Document of Compliance by Lloyd's Register, certifying that BHES complied with the requirements of the International Management Code for the Safe Operation of Ships and for Pollution Prevention (ISM Code). Following the award of the Document of Compliance (“DOC”), each individual vessel in the fleet under management was audited by Lloyds Register for compliance with the documented BHES management procedures on which the DOC is based. After the audit, each vessel was awarded a ship specific Safe Management Certificate (“SMC”). Both the DOC and the SMC are subject to annual internal and external audits over a five year period. A successful renewal audit of the DOC was conducted by Lloyds Register on February 7, 2002. However, the Company entered into a Master Service Agreement (“MSA”) with the American Bureau of Shipping on April 27, 2000. To conform to the MSA and to streamline a periodic revision of our safety procedures, American Bureau of Shipping was requested to undertake an audit of the Company’s compliance with the ISM Code. This audit was successfully completed on November 2, 2007 and new DOC’s were issued by American Bureau of Shipping.

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

New MARPOL regulations were also introduced in respect of the carriage of Heavy Grade Oil (HGO). HGO includes crude oil having a density higher than 900kg/m3 at 15 degrees C and fuels oils having a density higher than 900kg/m3 at 15 degrees C or a kinematic viscosity higher than 180mm2/s at 50 degrees C. Notwithstanding these regulations, any party to MARPOL would be entitled to deny entry of single hull tankers carrying HGO, which had been otherwise allowed to carry such cargo under MARPOL, into the ports and offshore terminals under its jurisdiction. From October 21, 2003 and subject to certain exceptions, all HGO to or from European Union ports must be carried in tankers of double hull construction

The phase out dates for the purposes of carriage of petroleum products under MARPOL, for the vessels currently owned by the Company, are set out in the table below.  In October 2004, a revision was adopted to MARPOL Annex II where noxious liquid substances (NLS) such as all vegetable oils will be required to be carried on vessels complying with the International Bulk Chemical Code (IBC).  The revision came into force on January 1, 2007.  These regulatory changes have led the Company to believe that structural modifications to its existing fleet may provide the best solution to the phase-out issues for single hull tankers. Accordingly, four of the Company’s MR tankers were retrofitted with double-hulls in 2006 and 2007 and two were converted to a bulk carrier in 2008.

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

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters.  In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships.  Annex VI was ratified in May 2004, and became effective May 19, 2005.  Annex VI, set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  Vessels built before 2002 are not obligated to comply with regulations pertaining to nitrogen oxide emissions. The Company believes that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

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

Environmental Regulation-OPA90/CERCLA.  OPA90 established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the United States territorial sea and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) applies to the discharge of hazardous substances, which the Company’s vessels are capable of carrying.

Under OPA90, vessel owners, operators and bareboat (or “demise”) charterers are “responsible parties” who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from oil spills caused by their vessels. These other damages are defined broadly to include (i) natural resource damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rents, fees and other lost natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, (iv) loss of profits or impairment of earning capacity due to injury, destruction or loss of real property, personal property and natural resources, and (v) loss of subsistence use of natural resources. OPA90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons and $600 per gross ton or $500,000 for non-tanker vessels (subject to possible adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability would not apply if the incident were proximately caused by violation of applicable United States federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. OPA and CERCLA each preserve the right to recover damages under other laws, including maritime tort law.  OPA90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states that have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. Moreover, OPA90 and CERCLA preserve the right to recover damages under existing law, including maritime tort law. The Company intends to comply with all applicable state regulations in the ports where its vessels call.

The Company currently maintains and plans to continue to maintain pollution liability insurance for its vessels in the amount of $1 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on the Company.  OPA90 does not by its terms impose liability on lenders or the holders of mortgages on vessels.

Under OPA90, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles offshore.

OPA90 expands the pre-existing financial responsibility requirements for vessels operating in United States waters and requires owners and operators of vessels to establish and maintain with the Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA90. In December 1994, the Coast Guard enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA90 regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA90/CERCLA. The Company has provided requisite guarantees from a Coast Guard approved mutual insurance organization and received certificates of financial responsibility from the Coast Guard for each vessel required to have one.

The Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA90 and CERCLA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility; and, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain insurance organizations, which typically provide guarantees for certificates of financial responsibility, including the major protection and indemnity organizations which the Company would normally expect to provide guarantees for a certificate of financial responsibility on its behalf, declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

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

The phase out dates for the purposes of carriage of petroleum products under OPA90, for the vessels currently owned by the Company, are set out in the table below.

VESSEL (as of MARCH 31, 2009)	HULL	DATE BUILT	DWT	PHASE OUT FOR CARRIAGE OF PETROLEUM PRODUCTS

				MARPOL/ EU	OPA90
M/T AGAWAM	DH	Jun-82	39,077	N/A	N/A
M/T ANAWAN	DH	Aug-81	38,993	N/A	N/A
M/T AQUIDNECK	DH	Sep-81	39,112	N/A	N/A
M/T PEQUOD	DH	Jan-82	39,238	N/A	N/A
M/V SACHEM		Mar-88	55,791	N/A	N/A
M/T SAGAMORE(1)	DS	Feb-91	68,536	Feb-15	Feb-15
M/V CAPT THOMAS J HUDNER		May-90	44,999	N/A	N/A
OBO RIP HUDNER	DH	Jul-94	83,155	N/A	N/A
OBO BONNIE SMITHWICK	DH	Dec-93	83,155	N/A	N/A
OBO SEAROSE G	DH	Apr-94	83,155	N/A	N/A
OBO ROGER M JONES	DH	Nov-92	74,868	N/A	N/A
OBO SAKONNET	DH	May-93	83,155	N/A	N/A
OBO SEAPOWET (2)	DH	Sep-92	72,389	N/A	N/A

1.	Vessel must comply with Reg.13F to Annex I of MARPOL by February 2015 (with the extension)
2.	50% owner of the entity which is the disponent owner through a bareboat charter party.

Environmental Regulation - Other.  Although the United States is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the “CLC”) and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended (“Fund Convention”). Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.88 million plus $962.24 for each additional gross ton over 5,000.  For vessels of over 140,000 gross tons, liability will be limited to approximately $136.89 million.  As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 19, 2005.  Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct.  Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner.  In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention.  We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.
In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

 Additional U.S. Environmental Requirements.  The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (the “CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas.  Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements.  The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas.  Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.  As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements.  The EPA and the state of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels. On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. In the event our vessels were to travel within such waters, these new regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required. The Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages.  State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters.  The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above.

The U.S. Environmental Protection Agency, or EPA, historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed the EPA to develop a system for regulating all discharges from vessels by that date. The District Court’s decision was affirmed by the Ninth Circuit Court of Appeals on July 23, 2008. The Ninth Circuit’s ruling meant that owners and operators of vessels traveling in U.S. waters would soon be required to comply with the CWA permitting program to be developed by the EPA or face penalties. In response to the invalidation and removal of the EPA’s vessel exemption by the Ninth Circuit, the EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types, that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements are also included for all Regulated Vessels. On August 31, 2008, the District Court ordered that the date for implementation of the VGP be postponed from September 30, 2008 until December 19, 2008. This date was further postponed until February 6, 2009 by the District Court. Although the VGP became effective on February 6, 2009, the VGP  application procedure, known as the Notice of Intent, or NOI, has yet to be finalized. Accordingly, Regulated Vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the “eNOI” electronic filing interface will become operational. Thereafter, owners and operators of Regulated Vessels must file their NOIs prior to September 19, 2009, or the Deadline. Any Regulated Vessel that does not file an NOI by the Deadline will, as of that date, no longer be covered by the VGP and will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP. Any Regulated Vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such Regulated Vessel’s complete NOI. Regulated Vessels delivered after the Deadline will not receive VGP permit coverage until 30 days after their NOI submission. Our fleet is composed entirely of Regulated Vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19, 2009 as practicable. In addition, pursuant to §401 of the CWA which requires each state to certify federal discharge permits such as the VGP, certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

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

European Union Tanker Restrictions.  The European Union requires acceleration of the IMO single hull tanker phase-out timetable and, by 2010, will prohibit all single-hulled tankers used for the transport of oil from entering into its ports or offshore terminals.  The European Union, following the lead of certain European Union nations such as Italy and Spain, has also banned all single-hulled tankers carrying heavy grades of oil, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction.  Certain single-hulled tankers above 15 years of age are also restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.  The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.  It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

       Greenhouse Gas Regulation.  In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the Attorneys General from 16 states and a coalition of environmental groups in April 2008 filed a petition for a writ of mandamus, or petition, with the DC Circuit Court of Appeals, or the DC Circuit, to request an order requiring the EPA to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Although the DC Circuit denied the petition in June 2008, any future passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

C. Organizational Structure

The Company owns each of its vessels through separate wholly-owned subsidiaries incorporated in Liberia and the Marshall Islands. The operations of the Company’s vessels are managed by B+H Management Ltd., under a management agreement. See ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

As of March 31, 2009, the Company’s subsidiaries are as follows:

B+H OCEAN CARRIERS LTD.	Parent
CLIASHIP HOLDINGS LTD.	100% Wholly-owned
Subsidiaries:
TJH SHIPHOLDING LTD.	100% Wholly-owned	Owns M/V CAPT. THOMAS J. HUDNER

BOSS TANKERS LTD.	100% Wholly-owned
Subsidiaries:
AGAWAM SHIPPING CORP.	100% Wholly-owned	Owns M/T AGAWAM
ANAWAN SHIPPING CORP.	100% Wholly-owned	Owns M/T ANAWAN
AQUIDNECK SHIPPING CORP.	100% Wholly-owned	Owns M/T AQUIDNECK
ISABELLE SHIPHOLDINGS CORP.	100% Wholly-owned	Owns M/T PEQUOD

OBO HOLDINGS LTD.	100% Wholly-owned
Subsidiaries:
BHOBO ONE LTD.	100% Wholly-owned	Owns M/V BONNIE SMITHWICK
BHOBO TWO LTD.	100% Wholly-owned	Owns M/V RIP HUDNER
BHOBO THREE LTD.	100% Wholly-owned	Owns M/V SEAROSE G
RMJ SHIPPING LTD.	100% Wholly-owned	Owns M/V ROGER M JONES
SAGAMORE SHIPPING CORP.	100% Wholly-owned	Owns M/T SAGAMORE

SEASAK OBO HOLDINGS LTD.	100% Wholly-owned
Subsidiaries:
SAKONNET SHIPPING LTD.	100% Wholly-owned	Owner of M/V SAKONNET
SEAPOWET TRADING LTD.	100% Wholly-owned	Disponent Owner of 50% of M/V SEAPOWET (1)
SACHEM SHIPPING LTD.	100% Wholly-owned	Owns M/V SACHEM

STRAITS OFFSHORE LTD	100% Wholly-owned	To own newbuilding SAFECOM 1

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

           The following is a discussion of our financial condition and results of operations for the years ended December 31, 2008, 2007 and 2006. You should read this section together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

          We are a provider of international liquid and dry bulk seaborne transportation services, carrying petroleum products, crude oil, vegetable oils and dry bulk cargoes. The Company operates a fleet consisting of four MR product tankers, one Panamax product tankers, three bulk carriers and five combination carriers. The MR product tankers are all medium range or “handy-size” vessels which are between 30,000 and 50,000 DWT summer deadweight tons (“DWT”), and are able, by reason of their small size, to transport commodities to and from most ports in the world, including those located in less developed third-world countries. The Panamax product tanker is 68,500 DWT. Product tankers are single-deck oceangoing vessels designed to carry simultaneously a number of segregated liquid bulk commodities, such as petroleum products and vegetable oils.  The combination carriers, known as an OBOs (oil-bulk-ore carrier), are between 74,000 and 84,000 DWT (Aframax).  Combination carriers can operate as tankers or as bulk carriers.  They can be used to transport liquid cargo including crude, fuel oils and clean petroleum products, and they can also be used to transport major dry bulk commodities, such as iron ore, coal, and grain. The three bulk carriers carry mainly bulk commodities such as fertilizers, steel, sugars, cement, coal and iron ore etc and range in size from 35,000 to 55,000 DWT.

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

Twelve Months Ended December 31, 2008 versus December 31, 2007

	2008	2007
Total revenues	$104,908,915	$112,416,831
Voyage expenses	(28,097,799)	(27,882,163)
Net revenues	76,811,116	84,534,668

Gross voyage revenues	35,639,274	42,909,357
Less: direct voyage expenses	(20,145,639)	(20,505,424)
Time charter equivalent ("TCE") revenues	15,493,635	22,403,933

Time charter revenues	68,378,799	68,007,737
Less: brokerage commissions	(3,070,656)	(2,113,286)
Time charter revenues	65,308,143	65,894,451

Less: other voyage expenses	(4,881,504)	(5,263,453)
Other	890,842	1,499,737
Net revenues	$76,811,116	$84,534,668

Days revenues on voyage	1,097	1,763
Days revenues on time charter	2,983	2,870
	4,080	4,633

TCE rate	$14,124	$12,708
Average time charter rate	$22,923	$23,696
Net revenues per day	$18,826	$18,246

Revenues

Revenues from voyage and time charters decreased $7.5 million or 6.7% from 2007. The decrease is due to a 553 days (or 12%) decrease in the number of total on-hire days from 2007 to 2008. The impact of this decrease was offset by an increase in the TCE rate of $1,416 per day (11%). The decrease in on-hire days is due to the sale of the M/T ACUSHNET in February 2008 and the OBO SACHUEST in March 2008. Offhire for conversions was 555 days in 2008 and 577 days in 2007. Offhire for scheduled drydockings was 148 days in 2008 and 14 days in 2007.

At December 31, 2008, three of the Company’s MR product tankers were employed in the voyage charter market and one on a short term time charter. The five combination carriers and the Panamax product tanker were employed on long-term time charters. The two bulk carriers were on short time charter and one MR product tanker was being converted to a bulk carrier.

Other revenue of $0.9 million represents the Company’s portion of the profit sharing arrangement with the charterer of one of the Company’s OBOs acquired in 2005.

Voyage expenses

Voyage expenses consist of port, canal and fuel costs that are unique to a particular voyage and commercial overhead costs, including commercial management fees paid to BHM. Under a time charter, the Company does not incur port, canal or fuel costs. Voyage expenses increased $0.2 million, or 0.8%, to $28.1 million for the year ended December 31, 2008 compared to $27.9 million for the comparable period of 2007. This is predominantly due to an increase in bunker costs.

Vessel operating expenses

The increase in vessel operating expenses of $7.5 million is due in part to $1.9 million of intermediate drydocking expense compared to $0.5 million in 2007. In addition, there was an increase in average daily operating expenses of $2,239 per day. This increase was predominantly due to increases in crew related costs, bunkers on offhire, upgrading expenses and repairs and maintenance costs.

Depreciation and amortization

Depreciation increased by $1.2 million, or 8.2%, to $16.4 million due to the conversion of the M/V SACHEM and partially offset by the sale of two ships in the first half of the year. Amortization of special surveys increased $0.9 million to $2.6 million for the year ended December 31, 2008 due to the fact that there were two special surveys completed during 2008 and there was a full year of depreciation expense on the four converted vessels. Amortization of debt issuance costs increased $0.4 million due predominantly to costs associated with new loans in 2007 and 2008 and due to the write-off of costs related to loan prepayments. Amortization of vessel conversion costs increased $1.1 million due to the fact there was a full year of depreciation in 2008 as compared to a partial year depreciation in 2007.
	2008	2007

Depreciation of vessels	$16,444,000	$15,201,000
Amortization of special survey costs	2,568,000	1,714,000
Amortization of vessel conversion costs	5,135,000	4,020,000
Amortization of debt issuance costs	1,052,000	607,000
Total depreciation and amortization	$25,199,000	$21,542,000

Impairment charge	7,365,000	-
Total impairment charge	$7,365,000	$-

General and administrative expenses

General and administrative expenses include all of our onshore expenses and the fees that BHM charges for administration. Management fees decreased by $1.1 million, or 47%, to $1.2 million for the twelve month period ended December 31, 2008 compared to $2.3 million for the prior period. The decrease is due to the one-time issuance in 2007 of 60,000 shares of common stock to BHM resulting in compensation expense of $1.1 million in 2007. Fees for consulting and professional fees and other expenses decreased $0.3 million or 5%. The decrease is primarily attributable to the one-time issuance of 2,500 shares of the Company’s common stock to each director in 2007, resulting in compensation expense of $0.4 million.

Interest expense and interest income

The $1.5 million (12%) decrease in interest expense is due to the decrease in interest rates and to the reduction in mortgage indebtedness from $200.3 million at December 31, 2007 to $160.3 million at December 31, 2008.

Both the interest paid on the Company’s debt and the interest earned on its cash balances are based on LIBOR. Interest income for 2008 of $1.2 million represented a decrease of $1.9 million or 63% of the prior year’s interest income of $3.1 million. The decrease in interest income is due to the fact that the Company had a higher average cash balance during 2007 as compared to 2008. In addition, average LIBOR rates of 5.25% for 2007 were approximately 49% higher than the 2008 average rate of 2.67%.

Equity in income of Nordan OBO 2

Equity in income of Nordan OBO 2 of $3.9 million represents income from the Company’s 50% interest in an entity which is the disponent owner of a 1992-built 72,389 DWT combination carrier through a bareboat charter party which was acquired in March 2006. The increase from 2007 of $3.1 million consists primarily of $2.5 million representing the Company’s 50% share of a deposit forfeited when the buyer under contract to purchase MV SEAPOWET failed to take delivery of the vessel.

Loss on fair value of interest rate swaps

During 2006 and 2007, the Company entered into five interest rate swap agreements to mitigate the risk associated with its variable rate debt. As of December 31, 2008, one of these interest rate swap agreements did not qualify for hedge accounting under US GAAP and, as such, the change in the fair value of this swap is reflected within gain (loss) on value of interest rate swaps in the accompanying Consolidated Statements of Income. For the year ended December 31, 2008, the Company recognized aggregate losses of $0.8 million on this non-qualifying swap. For the year ended December 31, 2007, two of the Company’s interest rate swap agreements did not qualify for hedge accounting.  For 2007, the Company recognized aggregate losses of $1.3 million related to these swaps which are reflected within gain (loss) on value of interest rate swaps on the accompanying Consolidated Statements of Income.

         As of December 31, 2008, the fair value of the non-qualifying swap agreement was a liability of $0.5 million.  As of December 31, 2007, the aggregate fair value of the two non-qualifying swap agreements was a liability of $0.9 million. The remaining swap agreements have been designated as cash flow hedges by the Company and, as such, the changes in the fair value of these swaps are reflected as a component of other comprehensive income. As of December 31, 2008, there were four interest rate swap agreements designated as cash flow hedges with an aggregate fair value of liability $4.4 million.  As of December 31, 2007, there were three interest rate swap agreements designated as cash flow hedges with an aggregate fair value of liability $0.8 million.

Gain on fair value of put option contracts

In 2007 and 2006, the Company bought put options costing a total of $11.1 million to mitigate the risk associated with the possibility of falling time charter rates. These put options did not qualify for special hedge accounting under US GAAP and, as such, the aggregate changes in the fair value of these option contracts were reflected in the Company’s Consolidated Statements of Income. The put options were sold or settled during 2008. The aggregate realized gain on the sale of the put options totaled $16.1 million at December 31, 2008. The aggregate unrealized loss on the value of the put options totaled $3.4 million at December 31, 2007.

Gain on fair value of foreign exchange contracts

          The Company is party to foreign currency exchange contracts which are designed to mitigate the risk associated with changes in foreign currency exchange rates. These contracts, which were entered into during 2007, did not qualify for hedge accounting under SFAS No. 133; and the changes in their fair value is therefore recorded in loss on other investments in the Company’s Consolidated Statements of Income. At December 31, 2008, the aggregate fair value of these non-qualifying foreign exchange contracts was a liability of $57,000 and was reflected within Fair Value of Derivative liability on the accompanying Consolidated Balance Sheet.

Other gains and losses

Other losses consist primarily of $0.2 million of losses from trading marketable securities. Other losses in 2007 consist of the write off of the $0.6 million investment in an unsuccessful oil drilling operation.

Twelve Months Ended December 31, 2007 versus December 31, 2006

	2007	2006
Gross revenue	$112,416,831	$96,879,000
Voyage expenses	(27,882,163)	(14,792,000)
Net revenue	84,534,668	82,087,000

Gross voyage revenue	42,909,357	18,662,000
Less: direct voyage expenses	(20,505,424)	(9,294,000)
Time charter equivalent ("TCE") revenue	22,403,933	9,368,000

Time charter revenue	68,007,737	76,929,000
Less: brokerage commissions	(2,113,286)	(1,226,000)
Time charter revenue	65,894,451	75,703,000

Less: other voyage expenses	(5,263,453)	(4,272,000)
Other	1,499,737	1,288,000
Net revenue	$84,534,668	$82,087,000

Days revenue on voyage	1,763	746
Days revenue on time charter	2,870	3,719
	4,633	4,465

TCE rate	$12,708	$12,558
Average time charter rate	$23,696	$20,685
Net revenue per day	$18,246	$18,385

Revenues

Revenues from voyage and time charters increased $15.5 million or 16% from 2006. The increase is due to a 4% increase in the number of total on-hire days from 2006 to 2007 and due to the fact that there were 1,017 (136%) more voyage days in 2007 than in 2006. Revenue from voyage charters is recorded on a gross basis, before voyage expenses. The TCE rate increased $151 per day (1%). Approximately 34% of the increase in voyage charter days is due to acquisitions in 2006 and 2007. The M/T SACHEM purchased in June 2006,  was on time charter from its acquisition to February of 2007, but on voyage charters thereafter. The CAPT. THOMAS J. HUDNER, which was acquired in June 2007, spent the remainder of the year in the spot market. Another 16% of the increase in voyage charter days was attributable to vessels positioned for conversion during 2007. Voyage charters allowed the Company more flexibility with respect to this positioning. Finally, the spot market provided the best employment for the Company’s MR fleet, post conversion. At December 31, 2007, five of the Company’s seven MR product tankers were employed in the voyage charter market and one on a short term time charter. The six combination carriers and one of its Panamax product tankers were employed on long-term time charters. The remaining MR tanker and Panamax tanker are being converted to bulk carriers.

Other revenue primarily includes $1.4 million earned in respect of the profit sharing arrangement with the charterer of one of the OBOs acquired in 2005.

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

Depreciation and amortization

Depreciation increased by $0.2 million, or 2%, to $15.2 million for the twelve months ended December 31, 2007 compared to $14.9 million for the prior period. Amortization of deferred charges, which includes amortization of conversion costs, special surveys and debt issuance costs increased $4.5 million due predominantly to the completed conversions of three MR tankers to double-hull and to additional amortization of special survey costs incurred in 2007.

	2007	2006

Depreciation of vessels	$15,201,000	$14,959,000
Amortization of special survey costs	1,714,000	1,195,000
Amortization of vessel conversion costs	4,020,000	258,000
Amortization of debt issuance costs	607,000	401,000
Total depreciation and amortization	$21,542,000	$16,813,000

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

Equity in income of Nordan OBO 2

Equity in income of Nordan OBO 2 of $0.8 million represents income from the Company’s 50% interest in an entity which is the disponent owner of a 1992-built 72,389 DWT combination carrier through a bareboat charter party which was acquired in March 2006. The decrease from 2006 of $0.5 million is due to the fact that the ship was offhire for special survey work during a portion of 2007.

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

In 2007 and 2006, the Company bought put options costing a total of $11.1 million to mitigate the risk associated with the possibility of falling time charter rates. These put option agreements, which were entered into during 2007 and 2006, do not qualify for special hedge accounting under SFAS No. 133; and, as such, the aggregate changes in the fair value of these option contracts are reflected within gain (loss) on fair value of derivatives on the accompanying Consolidated Statements of Income.  As discussed above, at December 31, 2008, the put option contracts were sold or settled.  The aggregate unrealized loss on the value of the contracts at December 31, 2007 and 2006 totaled $3.4 million and $0.3 million, respectively.

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

As a result of the industry-wide decline in the value of vessels, the ratio of the Company’s vessel total value adjusted equity to total value adjusted assets was 28.5% at December 31, 2008, lower than the 30% ratio required under certain of the loan agreements.  The Company may also be in technical default of other covenants contained in the Company’s loan agreements. These constitute potential events of default and could result in the lenders requiring immediate repayment of the loans.  The Company has been advised by its lenders that it has agreed to waive the total value adjusted equity to total value adjusted assets ratio default. Accordingly, management does not expect that the lenders will demand payment of the loans before their maturity.  The Company may seek relief from other covenants in the future, subject to further modifications of the terms of the loans.  Notwithstanding the waivers, the Company plans to classify all or a portion of the related debt as current. In addition, the Company may seek to raise additional liquidity from other strategic alternatives.

The Company’s independent registered public accounting firm issued their opinion on the Company’s financial statements contained elsewhere in this report with an explanatory paragraph that expresses doubt about the Company’s ability to continue as a going concern.  The Company’s financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of its potential inability to continue as a going concern.

The Company’s fleet consists of product tankers, bulk carriers and OBOs; accordingly, the Company is dependent upon the petroleum product, vegetable oil and chemical industries and the bulk products market as its primary sources of revenue.  These industries have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, vegetable oil, ore, other bulk, and chemicals in particular.  Any material seasonal fluctuation in the industry or any material diminution in the level of activity therein could have a material adverse effect on the Company’s business and operating results.  The profitability of product tankers and their asset value results from changes in the supply of and demand for such capacity.  The supply of such capacity is a function of the number of new vessels being constructed and the number of older vessels that are laid-up or scrapped.  The demand for product tanker capacity is influenced by global and regional economic conditions, increases and decreases in industrial production and demand for petroleum products, vegetable oils and chemicals, developments in international trade and changes in seaborne and other transportation patterns.  The nature, timing and degree of change in these industry conditions are unpredictable as a result of the many factors affecting the supply of and demand for capacity. Although there can be no assurance that the Company’s business will continue to generate cash flow at or above current levels, the Company believes it will generate cash flow at levels sufficient to service its liquidity requirements in the future.

Cash at December 31, 2008, amounted to $30.5 million, a decrease of $31.1 million as compared to December 31, 2007. The decrease in the cash balance is attributable to net inflows from investing activities of $16.8 million, which were offset by outflows from operating activities of $0.8 million and outflows from financing activities of $47.2 million.

During the year ended December 31, 2008, inflows from investing activities were primarily attributable to an investment in vessel conversion costs of $34.3 million, an investment in the Accommodation Field Development Vessel of $6.8 million and to the investment in Nordan OBO 2 of $3.9 million.  This was offset by proceeds from the sale of M/T ACUSHNET in February 2008 and M/V SACHUEST in May 2008 for a total of $38.1 million, to the proceeds from the sale or settlement of put contracts of $21.8 million and to the net redemption of marketable securities of $0.5 million.

During the year ended December 31, 2008, outflows from financing activities included $70.0 million in payments of mortgage principal and investment in the Company’s outstanding bonds of $2.2 million. The Company also acquired treasury shares for $4.7 million and paid debt issuance costs of $0.3 million. These costs were offset by mortgage proceeds of $30.0 million to finance the conversion of one of the Company’s product tankers to bulk carrier. The company had total loan prepayments of $19.2 million due to the sale of M/T SACHUEST and the prepayment of a portion of the Sachem loan (see NOTE 6 to Consolidated Financial Statements).

The Company had a working capital deficit of $151.3 million at December 31, 2008 as compared to a positive working capital of $14.3 million at December 31, 2007.  The decrease of working capital during 2008 is primarily due to the reclassification of $126.8 million from long term debt to current mortgage payable as a result of a technical breach in certain loan agreements as outlined in Note 3.  The decrease also includes the reduction of long-term debt, cash payments related to the conversion of certain vessels and upgrades of the accommodation barge.  Management continues to tighten spending to reserve sufficient capital to serve its debt obligations.  It is important to note that it is customary for shipping companies and their lenders to exclude the current portion of long-term debt in any working capital analysis.  Excluding the current portion of long-term debt, the Company had working capital totaling $24.5 million at December 31, 2008 as compared to $51.1 million at December 31, 2007.

Our loan agreements require that we maintain certain financial and other covenants. A violation of these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness, which would impair our ability to continue to conduct our business. A total of $126.8 million of indebtedness has been reclassified as current liabilities in our audited consolidated balance sheet for the year ended December 31, 2008 as a result of a technical breach of a certain covenant contained in four loan agreements.

Trade accounts receivable decreased by $2.2 million from December 31, 2007 to December 31, 2008. The decrease is predominantly attributable to the reduction in the number of voyage days during the year.

At December 31, 2008, the Company’s largest five accounts receivable balances represented 92% of total accounts receivable. At December 31, 2007, the Company’s largest five accounts receivable balances represented 86% of total accounts receivable. The allowance for doubtful accounts was $253,000 and $336,000 at December 31, 2008 and 2007, respectively. To date, the Company’s actual losses on past due receivables have not exceeded its estimate of bad debts.

Revenue from one customer accounted for $34.5 million (33.1%) of total revenues in 2008. During 2007, revenues from one customer accounted for $35.6 million (31.6%) of total revenues. Revenue from one customer accounted for $32.9 million (34.0%) of total revenues in 2006.

Inventories decreased $0.6 million primarily due to the fact that there were only five ships on voyage charters or offhire at December 31, 2008 versus seven at December 31, 2007. Bunker inventory is owned by the shipowner when the vessel is on a voyage or offhire, but is owned by the charterer when the vessel is on time charter.

Vessels and capital improvements, net of accumulated depreciation, amounted to approximately $282.2 million at December 31, 2008. The increase in vessels at a cost of $14.4 million was due to the conversions to bulk carriers and the investment in SAFECOM 1, partially offset by the cost of the two vessels sold during 2008 and the impairment charge on the vessel delivered to the buyer in January 2009. This was offset by depreciation and amortization of special survey and conversion costs totaling $7.7 million.

At December 31, 2008, the put option contracts were sold or settled. The aggregate realized gain on the sale of contracts totaled $16.1 million for the year ending December 31, 2008.

Other assets decreased $0.8 million as a result of amortization and write-off of debt issuance costs.

Accounts payable decreased $15.4 million and accrued liabilities increased $2.5 million from December 31, 2007 to December 31, 2008. The net decrease in accounts payable and accrued liabilities is due to the fact that final payment was made toward conversions of three tankers to double hulled vessel in 2007 which were financed under an installment plan with the shipyard and to the conversion of two vessels to bulk carriers which had been fully paid for at December 31, 2008.

Deferred income of $6.8 million at December 31, 2008 represents an increase of $0.2 million as compared to 2007. The increase is due to numerous changes in the timing of charter hire and freight payments.

Expenses for drydock and related repair work totaled $1.9 million for one vessel in 2008, $0.5 million for three vessels in 2007 and $0.1 million for one vessel in 2006. At December 31, 2008 and 2007 there were one and two vessels, respectively, in the shipyard being converted to bulk carriers. The capitalized cost of scheduled classification survey and related vessel upgrades was $7.7 million for seven vessels in 2008, $8.0 million for five vessels in 2007 and $7.1 million for three vessels in 2006. Such capitalized costs are depreciated over the remaining useful life of the respective vessels.

Critical accounting policies

Basis of accounting

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

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see NOTE 2 to Consolidated Financial Statements.

Revenue recognition, trade accounts receivable and concentration of credit risk

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

          The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents, trade receivables and derivative contracts (interest rate swaps). The Company maintains its cash accounts with various high quality financial institutions in the United States, the United Kingdom and Norway. The Company performs periodic evaluations of the relative credit standing of these financial institutions. At various times throughout the year, the Company may maintain certain U.S. bank account balances in excess of Federal Deposit Insurance Corporation limits. The Company does not believe that significant concentration of credit risk exists with respect to these cash equivalents.

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

Vessels, capital improvements and depreciation

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

Capital improvements to vessels made during special surveys are capitalized when incurred and amortized over the five year period until the next special survey. Capitalized costs for scheduled classification survey and related vessel upgrades are depreciated over the remaining useful life of the respective vessels. Conversion costs are capitalized and depreciated over the period remaining to 30 years.

Payments for special survey costs are characterized as operating activities on the Consolidated Statements of Cash Flows. Amortization of special survey costs is characterized as amortization of deferred charges on the Consolidated Statements of Income and of Cash Flows.

Impairment of long-lived assets

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

Derivatives and hedging activities

The Company accounts for derivatives in accordance with the provisions of SFAS No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities, (“SFAS No. 133”). The Company uses derivative instruments to reduce market risks associated with its operations, principally changes in interest rates and changes in charter rates. Derivative instruments are recorded as assets or liabilities and are measured at fair value.

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

Recent accounting pronouncements

In May 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 162, The Hierarchy of Generally Accepted Accounting Principles, (“SFAS No 162”).  The Statement identified the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. The Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.”  We do not anticipate the adoption of SFAS No. 162 to have a material impact on the Company’s results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”).  SFAS No. 161 requires entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows.  SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the potential impact of adopting SFAS No. 161 on the Company’s disclosures of its derivative instruments and hedging activities.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (revised 2007), (“SFAS No.141(R)”).  SFAS No. 141 (R) amends SFAS No. 141, Business Combinations, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree.  It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008 and is to be applied prospectively.   We do not anticipate the adoption of SFAS No. 141(R) to have a material impact on the Company’s results of operations or financial position.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51, (“SFAS No.160”), which establishes accounting and reporting standards pertaining to ownership interest in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008.  We do not anticipate the adoption of SFAS No. 160 to have a material impact on the Company’s results of operations or financial position.

C. Trend information

The Company’s fleet of product tankers consists of four double hull Medium Range (MR) tankers of about 40,000 DWT, and one double-sided Long Range (LR) Panamax tanker. The MRs are currently operating on voyages or on short term time charters. The Panamax tanker is employed on a long term time charter with redelivery in January 2011.

The Company operates six OBOs of 72,000 to 84,000 DWT. Five of these vessels are currently employed on long term time charters with redelivery dates in the range from March 2011 through October 2012.  The sixth, in which the Company has a 50% interest, is operating in the spot market.

The Company’s two bulk carriers are currently employed on short term time charters.

The Company expects to operate these vessels in both the voyage (spot) markets and on long-term time charters as the existing time charters expire.

D. Off-balance sheet arrangements

The Company periodically enters into interest rate swaps to manage interest costs and the risk associated with increases in variable interest rates. As of December 31, 2008, the Company had interest rate swaps having an aggregate notional amount of $83.0 million designed to hedge debt tranches within a range of 4.76% to 5.07%, expiring from December 2010 to December 2013. The Company pays fixed-rate interest amounts and receives floating rate interest amounts based on three month LIBOR settings (for a term equal to the swaps’ reset periods). As of December 31, 2008, four of the swap agreements have been designated as cash flow hedges by the Company and as such, the changes in the fair value of these swaps are reflected as a component of other comprehensive income. The aggregate fair value of the swap agreements designated as cash flow hedges are liabilities of $4.4 million.  As of December 31, 2007, three of the swap agreements were designated as cash flow hedges.  The aggregate fair value of the swap agreements designated as cash flow hedges were liabilities of $0.8 million.  As of December 31, 2008, the fair value of the non-qualifying swap agreement was a liability of $0.5 million.  As of December 31, 2007, the aggregate fair value of the two non-qualifying swap agreements was a liability of $0.9 million.

F. Safe harbor

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

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The directors and executive officers of the Company are as follows:

Name	Age	Position with the Company

Michael S. Hudner	62	Chairman of the Board, President and Chief Executive Officer and Class A Director
Trevor J. Williams	66	Vice President and Class A Director
R. Anthony Dalzell	64	Treasurer and Chief Financial Officer and Class B Director
Charles L. Brock	66	Class B Director
John M. LeFrere	64	Class A Director
Anthony J. Hardy	70	Class A Director
Per Ditlev-Simonsen	76	Class B Director
O. Michael Lewis	59	Class B Director

Messrs. Hudner and Brock were first elected in June 1988 except Mr. LeFrere, who was elected director in December 1995, Mr. Dalzell, who was appointed to his position as Treasurer and Chief Financial Officer in March 1997 and elected as director in June 1997, Messrs. Hardy and Ditlev-Simonsen, who were elected directors in February 1998 and Mr. Lewis was elected at the 2006 Annual Meeting of Shareholders.

Pursuant to the Company's Articles of Incorporation, the Board of Directors is divided into two classes of at least three persons each.  Each class is elected for a two-year term.  The Class A directors will serve until the 2009 annual meeting and the Class B directors will serve until the 2010 annual meeting of shareholders.  Officers are appointed by the Board of Directors and serve until their successors are appointed and qualified.

Michael S. Hudner Michael S. Hudner has been President and Chief Executive Officer and a director of the Company since 1988 and Chairman of the Board of the Company since October 1993. He is also President and a director of BHM, a director of PROTRANS, he has a controlling ownership interest, and is President and a director of NMS. Since 1978, Mr. Hudner, in his capacity as a partner in B+H Company ("BHC"), and its predecessor, was primarily responsible for the acquisition and financing of over 100 bulk carriers, product tankers and crude oil tankers for BHC and its affiliates and joint ventures (including all the vessels owned by the Company). Mr. Hudner is a member of the New York Bar, and is a member of the Council of the American Bureau of Shipping. Mr. Hudner is a U.S. citizen and resides in Rhode Island, United States.

Trevor J. Williams Mr. Williams has been principally engaged since 1985 as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry. He is a director of PROTRANS and has been for more than five years a director and Vice President of the Company and BHM. Mr. Williams is a Director of Excel Maritime Carriers Ltd., a publicly quoted Company.  Mr. Williams is a British citizen and resides in Bermuda.

R. Anthony Dalzell Mr. Dalzell has been affiliated with BHM since October 1995. He was appointed Treasurer and Chief Financial Officer of the Company in March 1997. Mr. Dalzell was Managing Director of Ugland Brothers Ltd., a U.K. based ship owner and ship manager from March 1982 until March 1988. From April 1988 until December 1992, he was General Manager of NMS and Secretary and a Vice President of the Company. From June 1993 until October 1995, Mr. Dalzell was affiliated with B+H Bulk Carriers Ltd. Mr. Dalzell is a British citizen and resides in the United Kingdom.

Charles L. Brock Mr. Brock has been a member of the law firm of Brock Partners since April 1995 which firm acted as United States counsel for the Company from 1995 to 2000 and since June 2002, a member of the investment banking firm of Brock Capital Group. Mr. Brock is a U.S. citizen and resides in East Hampton, New York, United States.

John M. LeFrere Mr. LeFrere has been a private investor and consultant to several major corporations since March 1996. From February 1993 to March 1996, he was a Managing Director of Bankers Trust Company of New York in charge of equity research for the Capital Markets Division. Mr. LeFrere is President of J. V. Equities Corp., an investment banking firm is a partner in several research and investment banking firms. Mr. LeFrere is a U.S. citizen and resides in Florida, United States.

Anthony J. Hardy Mr. Hardy has been Chairman since 1986 of A.J. Hardy Limited of Hong Kong, a consulting firm to the shipping industry. Prior thereto, he was Chairman (1972-1986) and Managing Director (1965-1981) of the Wallem Group of Companies, a major international shipping group headquartered in Hong Kong. Mr. Hardy has devoted 50 years to many aspects of the shipping industry, such as shipbroking, ship management, offshore oil rigs, and marine insurance. He was Chairman of the Hong Kong Shipowners Association (1970-1973) and is currently Chairman of the Hong Kong Maritime Museum. Mr. Hardy is a British citizen and resides in Hong Kong.

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

O. Michael Lewis Mr. Lewis was the Senior Partner of London law firm Peachey & Co from 1997 to 2005 having been a partner since 1979. Mr. Lewis specialized in advising international shipping groups. Mr. Lewis is a trustee of the Boris Karloff Charitable Foundation.

No family relationships exist between any of the executive officers and directors of the Company.

B.	Compensation

The Company does not pay salaries or provide other direct compensation to its executive officers.  Directors who are not officers of the Company are entitled to receive annual fees of $30,000, and the Chairman of the Audit Committee is entitled to receive an additional fee of $2,000 per month.  Each director was also awarded 2,500 shares of the Company’s stock during 2007. Certain directors and executive officers of the Company earn compensation indirectly through entities which provide services to the Company. (See Item 7 B. Related Party Transactions).

C.           Board practices

The By-Laws of the Company provide for an Audit Committee of the Board of Directors consisting of two or more directors of the Company designated by a majority vote of the entire Board. The Audit Committee consists of directors who are not officers of the Company and who are not and have not been employed by the Manager or by any person or entity under the control of, controlled by, or under common control with, the Manager. The Audit Committee is currently comprised of Messrs. Brock (Chairman), Ditlev-Simonsen and Lewis and is currently charged under the By-Laws with reviewing the following matters and advising and consulting with the entire Board of Directors with respect thereto:  (a) the preparation of the Company’s annual financial statements in collaboration with the Company’s independent registered  public accounting firm;  (b) the performance by the Manager of its obligations under the Management Services Agreement with the Company; and  (c) all agreements between the Company and the Manager, any officer of the Company, or affiliates of the Manager or any such officer. The Audit Committee, like most independent Board committees of public companies, does not have the explicit authority to veto any actions of the entire Board of Directors relating to the foregoing or other matters; however, the Company’s senior management, recognizing their own fiduciary duty to the Company and its shareholders, is committed not to take any action contrary to the recommendation of the Audit Committee in any matter within the scope of its review. See also Item 6.A. Directors and senior management.

D. Employees

The Company employed, as of December 31, 2008, four non-salaried individuals on a part-time basis as officers of the Company and, through its vessel-owning subsidiaries, utilizes the services of approximately 290 officers and crew.  The Company's vessels are manned principally by crews from the Philippines, Pakistan, Croatia, Turkey and India.

E.  Share ownership

See Item 7.A.  Major shareholders.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information as of May 12, 2009, concerning the beneficial ownership of the common stock of the Company by (i) the only persons known by the Company's management to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all executive officers and directors of the Company as a group:

Number
Name of Beneficial Owner	of Shares Beneficially Owned	Percent of Common Stock (a)
Northampton Holdings Ltd.	2,011,926	36.22%
Michael S. Hudner (b)	3,693,414	66.48%
Fundamental Securities International Ltd.	1,421,848	25.59%
Devonport Holdings Ltd. (c)	1,421,848	25.59%
Harbor Holdings Corp. (d)	202,500	3.65%
Charles L. Brock	2,500	0.05%
R. Anthony Dalzell (e)	57,140	1.03%
Dean Investments Ltd.	57,140	1.03%
John M. LeFrere	2,500	0.05%
Anthony J. Hardy	2,500	0.05%
Per Ditlev-Simonsen	—	*
Trevor J. Williams (f)	3,695,914	66.53%
O. Michael Lewis	2,500	0.05%
Caiano Ship AS (g)	1,162,467	20.92%

All executive officers and directors as a group (8 persons)	3,705,914	66.71%

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

(b)
Comprised of shares shown in the table as held by Northampton Holdings Ltd. (“NHL”), Fundamental Securities International Ltd. (“Fundamental”), Harbor Holdings Ltd.. (“Harbor”) and Dean Investments (“Dean Investments”) a Cayman Islands corporation. Mr. Hudner is a general partner in the partnership which is the ultimate parent of Fundamental and a general partner in the ultimate owner of the general partner of B+H/Equimar 95 Associates, L.P. (“95 Associates”), which is a 60.6% owner of NHL. Fundamental is a 30.3% shareholder of NHL. Mr. Hudner and a trust for the benefit of his family own Harbor, a Connecticut corporation. Anthony Dalzell is a beneficial owner of Dean Investments, a Cayman Islands corporation.  Mr. Dalzell and Dean Investments executed a Voting Agreement, dated as of September 29, 2006 (the “Voting Agreement”), with the other entities noted above. Under the Voting Agreement, Mr. Dalzell and Dean Investments agreed to vote shares as determined by the majority in interest of the group. Accordingly, Mr. Hudner may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental, Harbor and Dean Investments.

(c)	Devonport Holdings Ltd. is a general partner of the partnership that is the ultimate parent of Fundamental and is also a general partner in the ultimate owner of the general partner of 95 Associates.

(d)	Comprised of shares reissued by the Company during 2007, upon exercise of options granted to B+H Management Ltd.

(e)	Includes 57,140 shares held by Dean Investments.

(f)
Comprised of shares shown in the table for NHL, Fundamental, Dean Investments and 2,500 shares held individually. Mr. Williams is president and a director of Fundamental and the president and a director of 95 Associates. Accordingly, Mr. Williams may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental and Dean Investments.

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

Mr. Hudner is President of BHM and the sole shareholder of NMS.  BHM is technical manager of the Company’s wholly-owned vessels under technical management agreements. BHM employs B+H Equimar Singapore (PTE) Ltd., (“BHES”), to assist with certain duties under the technical management agreements.  BHES is a wholly-owned subsidiary of BHM.

Currently, the Company pays BHM a monthly rate of $6,743 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index. During the years ended December 31, 2008, 2007 and 2006, the Company paid BHM fees of approximately $1,200,000, $1,126,000 and $970,000, respectively, for these services. The total fees vary due to the change in the number of fee months resulting from changes in the number of vessels owned during each period.

The Company also pays BHM a monthly rate of $13,844 per MR product tanker and $16,762 per Panamax product tanker or OBO for technical management services, which may be adjusted annually for any increases in the Consumer Price Index. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the years ended December 31, 2008, 2007 and 2006, the Company paid BHM fees of approximately $2,540,000, $2,539,000 and $2,360,000, respectively, for these services. Technical management fees are included in vessel operating expenses in the Consolidated Statements of Income. The total fees have steadily increased due to the vessel acquisitions in 2007, 2006 and 2005.

The Company engages BHM to provide commercial management services at a monthly rate of $10,980 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM. Commercial managers provide marketing and operations services. During the years ended December 31, 2008, 2007 and 2006, the Company paid BHM fees of approximately $1,896,000, $1,835,000 and $1,558,000, respectively, for these services. Commercial management fees are included in voyage expenses in the Consolidated Statements of Income. The total fees increased in 2006 and 2007 due to the increase in the number of fee months resulting from the increase in the number of vessels owned.

The Company engaged Centennial Maritime Services Corp. (“Centennial”), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the years ended December 31, 2008, 2007 and 2006, the Company paid Centennial manning fees of approximately $777,000, $662,000 and $519,000, respectively. Manning fees are included in vessel operating expenses in the Consolidated Statements of Income.

BHES provides office space and administrative services to Straits, a wholly-owned subsidiary and owner of the AFDV to be delivered in the first quarter of 2010, for SGD 5,000 (approximately $3,468) per month. The total paid to BHES for these services was $13,000 in 2008.

BHM received arrangement fees of $232,000 in connection with the financing of the accommodation barge SAFECOM1 in January 2009 and $300,000 in connection with the financing of M/T SACHEM in May 2008 . BHM received brokerage commissions of $77,500 in connection with the sale of the M/T ACUSHNET in February 2008, $313,000 in connection with the sale of the M/T SACHUEST in March 2008 and $180,000 in connection with the sale of the M/T ALGONQUIN in January 2009. The Company also paid BHM standard industry chartering commissions of $720,000 in 2008, $717,000 in 2007 and $672,000 in 2006 in respect of certain time charters in effect during those periods. Clearwater Chartering Corporation, a company affiliated through common ownership, was paid $1,176,000, $1,362,000 and $1,062,000 in 2008, 2007 and 2006, respectively, for standard industry chartering commissions. Brokerage commissions are included in voyage expenses in the Consolidated Statements of Income.

During each of 2008, 2007 and 2006, the Company paid fees of $501,000 to J.V. Equities, Inc. for consulting services rendered. J.V. Equities is controlled by John LeFrere, a director of the Company.

During each of 2008, 2007 and 2006, the Company paid fees of $56,000, $186,000 and $36,000 respectively, to R. Anthony Dalzell, Chief Financial Officer, Vice President and a director of the Company, or to a Company deemed to be controlled by Mr. Dalzell for consulting services.

During 1998, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company issued the shares of common stock to BHM at such time as the specific requirements of the agreement were met. During 2007, 2,275 shares, bringing the total to 64,522 shares, were issued from treasury stock. Compensation cost of $34,000 and $259,000, based on the market price of the shares at the date of issue, were included as management fees to related parties in the Consolidated Statement of Operations for the years ended December 31, 2007 and 2006, respectively. All shares in the plan were vested at December 31, 2007.

Effective December 31, 2000, the Company granted 600,000 stock options, with a value of $78,000 to BHM as payment for services in connection with the acquisition of the Notes. The exercise price is the fair market value at the date of grant and the options are exercisable over a ten-year period. At December 31, 2007 all of the options were exercised.  There were no options outstanding at December 31, 2008.

Information regarding these stock options is as follows:

	Shares	Option Price

Outstanding at January 1, 2007	200,690	$1.00
Granted	-	-
Exercised	200,690	1.00
Canceled	-	-
Outstanding at December 31, 2007	-	-

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

        For the policy year ending February 20, 2009, the Company placed the following insurance with Northampton Assurance Ltd (“NAL”):

•	66.5% of its Hull & Machinery (“H&M”) insurance for claims in excess of minimum $120/125,000 each incident, which insurance NAL fully reinsured.
•	67.5% of its H&M insurance (Machinery claims only) on 6 vessels of up to $50,000 in excess of $120/125,000 each incident; and
•	67.5% of its H&M insurance (Machinery claims only) on 1 vessel up to $100,000 in excess of $120/125,000 each incident.

      For the policy year ending February 20, 2008, the Company placed the following insurance with NAL:

•	65% of its Hull & Machinery (“H&M”) insurance for claims in excess of minimum $120/125,000 each incident, which insurance NAL fully reinsured.
•	70% of its H&M insurance (Machinery Claims only) on 6 vessels of up to $50,000 in excess of $120/125,000 each incident; and
•	70% of its H&M insurance (Machinery claims only) on 1 vessel up to $100,000 in excess of $120/125,000 each incident.

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

For the periods ending December 31, 2008, 2007 and 2006, vessel operating expenses on the Consolidated Statements of Income include approximately $982,000, $896,000 and $972,000, respectively, of insurance premiums paid to NAL (of which $915,000, $813,000 and $884,000, respectively, was ceded to reinsurers) and approximately $196,000, $188,000, and $185,000, respectively, of brokerage commissions paid to NAL.

The Company had accounts payable to NAL of $397,000 and $135,000 at December 31, 2008 and 2007, respectively. NAL paid fees of $174,000 during each of the three years ending December 31, 2008 to a company deemed to be controlled by Mr. Dalzell for consulting service.

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

Not applicable

Item 8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

See Item 16. Financial Statements

A.7. Legal proceedings

There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party to or of which any of its or their property is the subject of, other than ordinary routine litigation incidental to the Company's business.

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

Not applicable

Item 9.  The OFFER AND LISTING

A. Offer and listing details

The following table sets forth, for the last six months, the high and low sales price, for the two most recent fiscal years, the quarterly high and low sales prices and for the prior five fiscal years, the annual high and low sales price for a share of Common Stock on the American Stock Exchange:

	Sale Price
Time Period	High	Low

2008

1st Quarter	14.98	9.52
2nd Quarter	11.94	9.66
3rd Quarter	11.70	6.73
4th Quarter	8.65	1.81

July	11.70	10.25
August	11.10	9.03
September	9.88	6.73
October	8.65	3.00
November	4.75	2.00
December	3.70	1.81

2007

1st Quarter	19.60	14.61
2nd Quarter	18.85	17.00
3rd Quarter	18.82	14.75
4th Quarter	20.40	12.09

Annual

2006	20.55	13.80
2005	24.40	9.50
2004	27.43	7.60
2003	16.65	6.50
2002	8.20	4.90

As of December 31, 2008, there were over 300 record holders of Common Stock.

B.	Plan of distribution

Not applicable

C. Markets

The Company's Common Stock has been publicly held and listed for trading on the American Stock Exchange (now NYSE Amex) since the completion of the Company's public offering in August 1988.  The symbol for the Company's Common Stock on the American Stock Exchange is "BHO."  The Company had a secondary listing on the Oslo Stock Exchange under BHOC until it withdrew from listing on September 23, 2008.

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

Credit Risk.    The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents, trade receivables and derivative contracts (interest rate swaps).  The Company maintains its cash accounts with various major financial institutions in the United States, the United Kingdom and Norway. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

Due to the long standing relationships with significant customers, their relative financial stability, and the fact that customers generally pay in advance, credit risk with respect to trade accounts receivable is limited. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains allowances for potential credit losses.

At December 31, 2008, the Company’s largest five accounts receivable represented 92% of total accounts receivable. At December 31, 2007, the Company’s largest five accounts receivable balances represented 86% of total accounts receivable. The allowance for doubtful accounts was $253,000 and $336,000 at December 31, 2008 and 2007, respectively.  To date, the Company’s actual losses on past due receivables have not exceeded our estimate of bad debts.

Interest Rate Fluctuation.    The Company’s debt contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings. The Company does not expect this rate to fluctuate dramatically, however slight increases can be expected. The Company does not expect rate changes to have a material adverse effect on its liquidity and capital resources due to the mitigation of such risk resulting from interest rate swaps. The Company is party to interest swap agreements where it receives a floating interest rate and in exchange pays a fixed interest rate for a certain period. Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of Other comprehensive income in equity, while the ineffective portion, if any, is recognized immediately in current period earnings.

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

Asset/Liability Risk Management.  The Company continuously measures and quantifies interest rate risk and foreign exchange risk, in each case taking into account the effect of hedging activity. The Company uses derivatives as part of its asset/liability management program in order to reduce interest rate exposure arising from changes in interest rates. The Company does not use derivative financial instruments for the purpose of generating earnings from changes in market conditions or for speculative purposes. Before entering into a derivative transaction, the Company determines that there is a high correlation between the change in value of, or the cash flows associated with, the hedged asset or liability and the value of, or the cash flows associated with, the derivative instrument.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On October 8, 2008 there was a repudiatory breach by the time charterer of M/V SACHEM and the Company withdrew the vessel from the Time charterer’s service.  As a result of this breach and its effect on the security provided to the mortgagee bank by the time charter, the bank reserved its rights under the finance documents. On October 28, 2008, the Company agreed to prepay $12.5 million of the loan and in consideration the bank agreed to waive its rights under the finance documents arising in relation to this event and to release the assignment of certain put options.

See Item 1 – Company Specific Risk Factors – Discussion Concerning Certain Loan Agreements and Item 3. Operating and Financial Review Prospectus – B. Liquidity and Capital Resources.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.  CONTROLS AND PROCEDURES

A.
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment under those criteria, management of the Company believes that, as of December 31, 2008, the Company’s internal control over financial reporting is effective.

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

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Charles Brock, who is the Chairman of the Audit Committee, is duly qualified as a Financial Expert.

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

The Company undertakes to provide a copy of the Code of Ethics, free of charge, upon written request to the Secretary at the following address: B+H Ocean Carriers, Ltd. 3rd Floor, Par La Ville Place, 14 Par La Ville Road, Hamilton HM 08, Bermuda, Attention: Secretary.

Item 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees, including reimbursements for expenses, for professional services rendered by Ernst & Young LLP for the audit of the Company’s financial statements for the years ended December 31, 2008, 2007 and 2006 were $159,000, $144,000 and $109,100, respectively. Ernst & Young LLP does not provide other services to the Company.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

               Not applicable

Itim 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	(a) Total Number of shares (or units) purchased	(b) Average Price Paid per Share (or units)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d)Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs

MONTH # 1 (1/1/08 to 1/31/08)	2,800	14.88
MONTH # 2 (2/1/08 to 2/28/08)	3,800	11.03
MONTH # 3 (3/1/08 to 3/31/08)	7,471	11.15
MONTH # 9 (9/1/08 to 9/30/08)	13,380	10.82
MONTH # 10 (10/1/08 to 10/31/08)	27,000	8.68
MONTH # 11 (11/1/08 to 11/30/08)	736,260	4.00	736,260	2,945,040
MONTH #12 (12/1/08 to 12/31/08)	520,478	2.39
Total	1,311,189			$2,945,040

Item 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

        Not applicable

Item 16G. CORPORATE GOVERNANCE

Section 801 of the NYSE American Stock Exchange Company Guide has established specific exemptions from its listing standards for controlled companies, i.e., companies of which more than 50% of the voting power is held by an individual, a group or another entity.  The Company is a “controlled company” by virtue of the fact that Michael S. Hudner, Trevor Williams and R. Anthony Dalzell, each an officer and a director of the Company, jointly control a majority interest in the stock of the Company.  Messrs. Hudner and Williams, together with certain other entities, have filed a Schedule 13D with the SEC on March 20, 2007, affirming that as members of a group they share voting power of over 50.5% of the Company’s outstanding voting stock.  Mr. Dalzell and an affiliated entity have agreed to cause their beneficially owned shares to be voted with Messrs. Hudner and Williams.  Please see Item 7. Major Shareholders and Related Party Transactions.

The Company has elected to rely upon certain of the exemptions provided in Part 8 of the NYSE American Stock Exchange Company Guide.  Specifically, the Company will rely on exceptions to the requirements that listed companies (i) have a majority of independent directors, (ii) select, or recommend for the Board’s selection, director nominees by a majority of independent directors or a nominating committee comprised solely of independent directors, and (iii) determine officer compensation by a majority of independent directors or a compensation committee comprised solely of independent directors.  Notwithstanding the above, the Company’s current practices include (i) selecting director nominees by the full Board of Directors, and (ii) determining officer compensation by a majority of independent directors.

Other than the above, the Company has followed and intends to continue to follow the applicable corporate governance standards under the NYSE American Stock Exchange Company Guide.

In accordance with Section 610 of the NYSE American Stock Exchange Company Guide, the Company will post this annual report on Form 20-F on the Company’s website at www.bhocean.com.  In addition, the Company will provide hard copies of the annual report free of charge to shareholders upon request.

Item 17.	FINANCIAL STATEMENTS

The Company has elected to furnish the financial statements and related information specified in Item 18.

Item 18.	FINANCIAL STATEMENTS.

The following Consolidated Financial Statements of the Company and its subsidiaries appear at the end of this Annual Report:

Page No.
Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2008 and 2007	F-3

Consolidated Statements of Income for the three years ended
December 31, 2008, 2007 and 2006	F-4

Consolidated Statements of Shareholders’ Equity
for the three years ended December 31, 2008, 2007 and 2006	F-5

Consolidated Statements of Cash Flows for the three years ended
December 31, 2008, 2007 and 2006	F-6

Notes to Consolidated Financial Statements	F-7

Item 19. EXHIBITS.

I.	Loan Agreement between Sachem Shipping Ltd. and DVB Bank., dated May 13, 2008.
II.	Sachem Shipping Letter dated October 28, 2008.
III.	Sakonnet Shipping Side Letter dated November 24, 2008.
IV.	Nordea Bank Addendum 1 dated October 10, 2008.
V.	Straits Offshore Letter of Credit Agreement dated July 31, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B+H OCEAN CARRIERS LTD.
(Registrant)

Date: June 30, 2009	By: /s/Michael S. Hudner
Chairman of the Board, President and
Chief Executive Officer

CERTIFICATION PURSUANT TO SECTION 302 (RULES 13A - 14(A) AND 15D - 14(A)) OF THE SARBANES-OXLEY ACT OF 2002

I, Michael S. Hudner, certify that:

1.   I have reviewed this annual report on Form 20-F of B+H Ocean Carriers Ltd.;

2.   Based on my knowledge, this report  does not  contain any untrue statement of a material fact or  omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial  statements,  and  other  financial information included in this report, fairly present in all material respects the financial  condition, results of operations and cash flows of the registrant as of, and for the periods presented in this report.

4.   The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting; and

5.   The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Date:  June 30, 2009                                                            By:    /s/ Michael S. Hudner
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
                                        Chief Executive Officer

CERTIFICATION PURSUANT TO SECTION 302 (RULES 13A - 14(A) AND 15D - 14(A)) OF THE SARBANES-OXLEY ACT OF 2002

I, R. Anthony Dalzell, certify that:

1.   I have reviewed this annual report on Form 20-F of B+H Ocean Carriers Ltd.;

2.   Based on my knowledge, this report  does not  contain any untrue statement of a material fact or  omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial  statements,  and  other  financial information included in this report, fairly present in all material respects the financial  condition, results of operations and cash flows of the registrant as of, and for the periods presented in this report.

4.   The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(e)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(f)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(g)
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(h)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting; and

5.   The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors:

(c)
All significant deficiencies and material weaknesses in the design or operation of internal control over reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(d)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Date:  June 30, 2009                                                       By:    /s/R. Anthony Dalzell
                                                                                                    R. Anthony Dalzell  Treasurer and Chief Financial Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of B+H Ocean Carriers Ltd.; (the “Company”) for the year ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael S. Hudner, Chairman of the Board, President and Chief Executive Officer and Class A Director of the Company, certify, pursuant to 18 U.S.C.  1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 30, 2009                                    By:    /s/ Michael S. Hudner

                                                                                  Michael S. Hudner
                                                                                 Chairman of the Board, President and
                                                                                Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of B+H Ocean Carriers Ltd.; (the “Company”) for the year ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, R. Anthony Dalzell, Treasurer and Chief Financial Officer and Class A Director of the Company, certify, pursuant to 18 U.S.C.  1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

(1)The Report fully complies with the requirements of Section 13 (a) or 15(d), of the Securities Exchange Act of 1934; and

                        (2)The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 30, 2009                                                      By:    /s/R. Anthony Dalzell

                                                                                                    R. Anthony Dalzell
                                                                                                   Treasurer and Chief Financial Officer

Item 18.  FINANCIAL STATEMENTS.

B+H Ocean Carriers Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
B+H Ocean Carriers Ltd.

We have audited the accompanying consolidated balance sheets of B+H Ocean Carriers Ltd. as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of B+H Ocean Carriers Ltd. at December 31, 2008 and 2007 and the consolidated results of its operations and its cash flows for the each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company’s inability to comply with financial covenants under its current loan agreements as of December 31, 2008, its negative working capital position, and other matters discussed in Note 3 raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters also are described in Note 3. The December 31, 2008 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young LLP
Providence, RI
June 30, 2009

B+H Ocean Carriers Ltd.
Consolidated Balance Sheets
December 31, 2008 and 2007

ASSETS	2008	2007
CURRENT ASSETS:
Cash and cash equivalents	$30,483,501	$61,604,868
Marketable equity securities	233,779	982,300
Trade accounts receivable, less allowance for doubtful accounts of $252,633 and $336,392 in 2008 and 2007, respectively	2,534,775	4,748,262
Vessels held for sale	17,735,000	24,984,092
Inventories	2,828,070	3,406,856
Prepaid expenses and other current assets	3,486,587	1,682,264
Total current assets	57,301,712	97,408,642

Vessels, at cost:
Vessels	358,800,247	344,351,597
Less - Accumulated depreciation	(76,596,657)	(61,888,379)
	282,203,590	282,463,218

Investment in Nordan OBO 2 Inc.	12,425,181	9,991,686
Fair value of derivative instruments	-	7,325,622
Other assets	2,858,861	3,644,306

Total assets	$354,789,344	$400,833,474

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$19,800,733	$35,178,817
Accrued liabilities	5,611,280	3,111,242
Accrued interest	510,754	1,232,131
Current portion of mortgage payable and unsecured debt	160,291,230	36,807,601
Floating rate bonds payable	15,500,000	-
Deferred income	6,818,299	6,578,016
Other liabilities	109,523	234,300
Total current liabilities	208,641,819	83,142,107

Fair value of derivative liability	4,982,914	1,760,149
Mortgage payable	-	163,494,596
Floating rate bonds payable	-	20,000,000

Commitments and contingencies (Note 8)	-	-

SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
no shares issued and outstanding	-	-
Common stock, $0.01 par value; 30,000,000 shares authorized;
7,557,268 shares issued, 5,555,426 and 6,866,615 shares
outstanding as of December 31, 2008 and 2007, respectively	75,572	75,572
Paid-in capital	93,863,094	93,863,094
Retained earnings	66,564,545	50,699,429
Accumulated other comprehensive loss	(3,226,799)	(824,786)
Treasury stock	(16,111,801)	(11,376,687)
Total shareholders' equity	141,164,611	132,436,622
Total liabilities and shareholders' equity	$354,789,344	$400,833,474

The accompanying notes are an integral part of these consolidated financial statement.

B+H Ocean Carriers Ltd.
Consolidated Statements of Income
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Revenues:
Voyage and time charter revenues	$104,018,073	$110,917,094	$95,591,276
Other revenue	890,842	1,499,737	1,287,775
Total revenues	104,908,915	112,416,831	96,879,051

Operating expenses:
Voyage expenses	28,097,799	27,882,163	14,792,322
Vessel operating expenses, drydocking and survey costs	46,845,031	39,366,478	34,159,942
Depreciation	16,443,807	15,201,220	14,958,342
Amortization of deferred charges	8,755,356	6,341,330	1,854,000
Impairment charge on vessel	7,364,675	-	-
Gain on sale of vessels	(13,262,590)	-	-
General and administrative:
Management fees to related party	1,199,581	2,252,608	1,223,496
Consulting and professional fees, and other expenses	4,836,247	5,096,763	4,030,827
Total operating expenses	100,279,906	96,140,562	71,018,929

Income from vessel operations	4,629,009	16,276,269	25,860,122

Other income (expense):
Interest expense	(11,249,461)	(12,740,894)	(10,676,048)
Interest income	1,156,151	3,121,273	2,377,298
Income from investment in Nordan OBO 2 Inc.	3,933,495	790,288	1,262,846
Gain (loss) on fair value of derivatives	16,055,794	(3,419,797)	(321,690)
Gain (loss) on value of interest rate swaps	(763,935)	(1,250,395)	318,253
Loss on other investments	(240,937)	(757,567)	(46,468)
Gain on debt extinguishment	2,345,000	-	-
Total other income (expense), net	11,236,107	(14,257,092)	(7,085,809)

Net income	$15,865,116	$2,019,177	$18,774,313

Basic earnings per common share	$2.36	$0.29	$2.67

Diluted earnings per common share	$2.36	$0.29	$2.59

Weighted average number of common shares outstanding:
Basic	6,723,832	6,994,843	7,027,343
Diluted	6,723,832	7,031,210	7,237,453

The accompanying notes are an integral part of these consolidated financial statements.

B+H Ocean Carriers Ltd.
Consolidated Statements of Shareholders' Equity
					Accumulated Other
	Common	Treasury	Paid-in	Retained	Comprehensive
	Stock	Stock	Capital	Earnings	Income (Loss)	Total

Balance, December 31, 2005	75,572	(3,969,707)	94,042,310	29,905,939	-	120,054,114

Net income	-	-	-	18,774,313	-	18,774,313
Change in fair value of cash flow hedge					18,183	18,183
Comprehensive income	-	-	-	18,774,313	18,183	18,792,496
Common stock issued (3)	-	-	(234,649)	-	-	(234,649)
Treasury shares issued (1)	-	93,960	165,133	-	-	259,093
Treasury shares issued (2)	-	142,349	(111,579)	-	-	30,770
Treasury shares acquired (4)	-	(2,921,642)	-	-	-	(2,921,642)
Balance, December 31, 2006	75,572	(6,655,040)	93,861,215	48,680,252	18,183	135,980,182

Net income	-	-	-	2,019,177	-	2,019,177
Change in fair value of cash flow hedge	-	-	-	-	(842,969)	(842,969)
Comprehensive income				2,019,177	(842,969)	1,176,208
Common stock issued (3)	-		(45,646)	-	-	(45,646)
Treasury shares issued (1)	-	16,878	16,634	-	-	33,512
Treasury shares issued (2)	-	1,088,239	(887,549)	-	-	200,690
Treasury shares issued (5)	-	537,560	918,440	-	-	1,456,000
Treasury shares acquired (4)	-	(6,364,324)	-	-	-	(6,364,324)
Balance, December 31, 2007	75,572	(11,376,687)	93,863,094	50,699,429	(824,786)	132,436,622

Net income	-	-	-	15,865,116	-	15,865,116
Change in fair value of cash flow hedge	-	-	-	-	(2,402,013)	(2,402,013)
Comprehensive income				15,865,116	(2,402,013)	13,463,103
Treasury shares acquired (4)	-	(4,735,114)	-	-	-	(4,735,114)
Balance, December 31, 2008	75,572	(16,111,801)	93,863,094	66,564,545	(3,226,799)	141,164,611

Shares outstanding at December 31, 2008, 2007 and 2006 totaled 5,555,426, 6,866,615 and 6,964,745, respectively.

(1)	Treasury shares issued per 1998 Agreement, see NOTE 5.
(2)	Pursuant to a program to repurchase up to 600,000 shares for reissuance to B+H Management Ltd. (“BHM”) when options are exercised. See NOTE 5.
(3)	Expenses related to private placement of shares in 2005.
(4)	Pursuant to a program to repurchase up to 10% of the Company’s shares, which was authorized by the Board of Directors in October 2005.
(5)	Shares granted to BHM and to the Board of Directors.

B+H Ocean Carriers Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2007 and 2006
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	15,865,116	$2,019,177	$18,774,313
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Vessel depreciation	16,443,807	15,201,220	10,471,342
Amortization of deferred charges	8,755,356	6,341,330	6,341,000
Impairment charge on vessel	7,364,675
Gain on sale of vessels	(13,262,590)	-	-
Loss on value of interest rate swaps	763,935	1,250,395	-
Gain (loss) on value of put contracts	(14,494,776)	3,419,797
(Reduction) increase in allowance for uncollectible accounts	(83,759)	216,000	(109,000)
Other losses, net	326,194	128,707	49,905
Compensation expense recognized under stock awards	-	1,489,512	-
Gain on debt extinguishment	(2,345,000)
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	2,297,246	(2,431,552)	(165,138)
Decrease (increase) in inventories	578,786	(859,080)	(1,692,690)
Increase in prepaid expenses and other current assets	(1,804,323)	(341,350)	(198,084)
(Decrease) increase in accounts payable	(15,378,084)	23,720,892	7,432,006
Increase (decrease) in accrued liabilities	2,500,038	(766,337)	2,129,670
(Decrease) increase in accrued interest	(721,377)	141,654	635,857
Increase (decrease) in deferred income	240,283	(768,174)	1,930,774
(Decrease) increase in other liabilities	(124,777)	83,589	90,875
Payments for special surveys	(7,691,627)	(7,984,217)	(7,100,744)
Total adjustments	(16,635,993)	38,842,386	19,815,773
Net cash (used in) provided by operating activities	(770,877)	40,861,563	38,590,086

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase and investment in vessels	(6,829,373)	(19,600,000)	(16,190,000)
Proceeds from sale of vessels	38,116,601	-	-
Investment in vessel conversion	(34,336,062)	(39,107,941)	(7,881,467)
Investment in Nordan OBO II Inc.	(3,933,495)	(790,288)	(14,326,398)
Dividends from Nordan OBO II Inc.	1,500,000	1,375,000	3,750,000
Investment in put option contracts	-	(10,008,075)	(1,055,813)
Proceeds from sale of put option contracts	21,787,494	-	-
Purchase of marketable equity securities	(2,123,942)	(163,455)	(469,006)
Redemption of marketable equity securities, net	2,664,367	-	-
Net cash provided (used) in investing activities	16,845,590	(68,294,759)	(36,172,684)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt financing costs	(294,999)	(1,526,501)	(1,481,505)
Issuance of common stock, net of issuance costs	-	(45,646)	(234,649)
Purchase of treasury stock	(4,735,114)	(6,364,324)	(2,921,642)
Issuance of treasury shares	-	200,690	289,863
Purchase of debt securities	(2,155,000)	-	(5,000,000)
Proceeds from mortgage financing	30,000,000	88,700,000	22,263,000
Proceeds from issuance of floating rate bonds	-	-	25,000,000
Payments of unsecured debt	-	(31,402,960)	(1,356,092)
Payments of mortgage principal	(70,010,967)	(38,914,223)	(21,413,000)
Net cash (used) provided by financing activities	(47,196,080)	10,647,036	15,145,975

Net (decrease) increase in cash and cash equivalents	(31,121,367)	(16,786,160)	17,563,377
Cash and cash equivalents, beginning of year	61,604,868	78,391,028	60,827,651
Cash and cash equivalents, end of year	$30,483,501	$61,604,868	$78,391,028

Supplemental schedule of noncash financing and investing transactions (NOTE 10).

NOTE 1 -- ORGANIZATION

B+H Ocean Carriers Ltd. (the "Company"), a Liberian Corporation, was incorporated in April 1988 and was initially capitalized on June 27, 1988. The Company is engaged in the business of acquiring, investing in, owning, operating and selling product tankers, OBO (Ore/Bulk/Oil), an Accommodation Field Development Vessel (“AFDV”) and bulk carriers. In August 1988, the Company completed a public offering of 4,000,000 shares of its common stock. In May 2005, the Company made a private offering of 3,243,243 shares of its common stock.

As of December 31, 2008, the Company owned and operated four medium range and one panamax product tankers, five OBO (Ore/Bulk/Oil) combination carriers and three bulk carriers. Through its subsidiary,  Straits Offshore Ltd, the Company  entered into an agreement to purchase an Accommodation Field Development Vessel which was under construction in Malaysia and due to be delivered to the Company in first quarter 2010. The Company also owns a 50% interest in the disponent owner of a combination carrier through its interest in Nordan OBO 2 Inc (“Nordan”), which was acquired in March 2006. The Company accounts for its interest in Nordan under the equity method. As of December 31, 2007, the Company owned and operated seven medium range and two panamax product tankers and six combination carriers.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting:

The accompanying Consolidated Financial Statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies follows.

Principles of consolidation:

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries, including Cliaship Holdings Ltd. (“Cliaship”), OBO Holdings Ltd. (“OBO Holdings”), Product Transport Corporation Ltd. (“Protrans”), Boss Tankers, Ltd. (“Boss”), Seasak Holdings Ltd. (“Seasak”) and Straits Offshore Ltd. (“Straits”).  Additionally, the consolidated financial statements reflect the Company’s equity investment and related earnings associated with Nordan. All significant intercompany transactions and accounts have been eliminated in consolidation.

Reclassification

Certain reclassifications have been made to prior periods to conform to current period presentation.

Revenue recognition, trade accounts receivable and concentration of credit risk:

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

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company maintains its cash accounts with various high quality financial institutions mainly in the United Kingdom and Norway. The Company performs periodic evaluations of the relative credit standing of these financial institutions. The Company does not believe that significant concentration of credit risk exists with respect to these cash equivalents.

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the total losses likely in its existing accounts receivable. The allowance is based on historical write-off experience and patterns that have developed with respect to the type of receivable and the analysis of collectibility of current amounts. Past due balances are reviewed individually for collectibility. Specific accounts receivable invoices are charged off against the allowance when the Company determines that collection is unlikely. Credit risk with respect to trade accounts receivable is limited due to the long standing relationships with significant customers and their relative financial stability. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains allowances for potential credit losses when necessary. The Company does not have any off-balance sheet credit exposure related to its customers.

At December 31, 2008, the Company’s largest five accounts receivable balances represented 92% of total accounts receivable. At December 31, 2007, the Company’s largest five accounts receivable balances represented 86% of total accounts receivable. The allowance for doubtful accounts was approximately $253,000 and $336,000 at December 31, 2008 and 2007, respectively. To date, the Company’s actual losses on past due receivables have not exceeded its estimate of bad debts.

During 2008, revenues from one customer accounted for $34.5 million (33.1%) of total revenues. Revenue from one customer accounted for $35.6 million (31.6%) of total revenues in 2007.  In 2006, revenue from one customer accounted for $32.9 million (34.0%) of total revenues.   During the years ended December 31, 2008, 2007 and 2006, revenues from three significant customers accounted for $53.4 million (51.4%), $23.9 million (32.0%) and $13.5 million (18.1%) of total revenues, respectively.

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

	2008	2007	2006

Weighted average number of shares outstanding - basic	6,723,832	6,994,843	7,027,343
Net effect of outstanding stock options	-	36,367	207,834
Stock compensation shares not issued	-	-	2,276

Weighted average number of shares outstanding - diluted	6,723,832	7,031,210	7,237,453

Cash and cash equivalents:

Cash and cash equivalents include cash, certain money market accounts and overnight deposits with an original maturity of 90 days or less when acquired.

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

Fair value of financial instruments:

The following methods and assumptions were used to estimate the fair value of financial instruments included in the following categories:

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

Capital improvements to vessels made during special surveys are capitalized when incurred and amortized over the 5-year period until the next special survey. The capitalized costs for scheduled classification survey and related vessel upgrades were $7.7 million for five vessels in 2008, $8.0 million for three vessels in 2007 and $7.1 million in 2006 for two vessels. Three special surveys were in process at December 31, 2008.  Conversion costs are capitalized and will be amortized over the period remaining to 30 years.

Payments for special survey costs are characterized as operating activities on the Consolidated Statements of Cash Flows. Amortization of special survey costs is characterized as amortization of deferred charges on the Consolidated Statements of Income and Cash Flows.

Repairs and maintenance:

Expenditures for repairs and maintenance and interim drydocking of vessels are charged against income in the year incurred. Repairs and maintenance expense approximated $4.3 million,$2.2 million and $1.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. Interim drydocking expense was approximately $1.9 million, $0.5 million and $0.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Impairment of long-lived assets:

The Company is required to review its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Upon the occurrence of an indicator of impairment, long-lived assets are measured for impairment when the estimate of undiscounted future cash flows expected to be generated by the asset is less than its carrying amount. Measurement of the impairment loss is based on the asset grouping and is calculated based upon comparison of the fair value to the carrying value of the asset grouping. During the 3rd quarter of 2008, the Company recorded an impairment charge of $7.4 related to the M/V Algonquin.

As a result of this impairment charge and the decline in dry bulk carrier time charter rates, the Company determined that an indicator of impairment existed with respect to its dry bulk carriers.  Accordingly, the Company performed an impairment analysis on those two vessels.  No indicators of impairment were present related to the other vessels in the Company’s fleet.  The Company compared the undiscounted cash flows to the carrying values for each bulk carrier to determine if the vessels were recoverable. The analysis was performed using historical average time charter rates as well as management’s estimation and judgment in forecasting future rates and operating results.  These estimates are consistent with the plans and forecasts used by management to conduct its business. The analysis indicated that the carrying value of the vessels was recoverable.

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

Derivatives and hedging activities:

The Company accounts for derivatives in accordance with the provisions of SFAS No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities, (“SFAS No. 133”). The Company uses derivative instruments to reduce market risks associated with its operations, principally changes in interest rates and changes in charter rates. Derivative instruments are recorded as assets or liabilities and are measured at fair value.

Derivatives designated as cash flow hedges pursuant to SFAS No. 133 are recorded on the balance sheet at fair value with the corresponding changes in fair value recorded as a component of accumulated other comprehensive income (equity). At December 31, 2008, the Company is party to four interest rate swap agreements that qualify as cash flow hedges; the aggregate fair value of these cash flow hedges is a liability of $4.4 million.  At December 31, 2007, the Company was party to three interest rate swap agreements that qualified as cash flow hedges; the aggregate fair value of these cash flow hedges was a liability of $0.8 million.

Derivatives that do not qualify for hedge accounting pursuant to SFAS No. 133 are recorded on the balance sheet at fair value with the corresponding changes in fair value recorded in operations. At December 31, 2008, the Company is party to one interest rate swap agreement having an aggregate notional value of $8.8 million, which does not qualify for hedge accounting pursuant to SFAS No. 133. This swap agreement was entered into to hedge debt tranches of 4.96%, expiring in December 2010. The fair value of this non-qualifying swap agreement is a liability of $0.5 million.  At December 31, 2007, the Company was party to two interest rate swap agreements which did not qualify for hedge accounting.  The aggregate fair value of these non-qualifying swap agreements was a liability of $0.9 million. These are both reflected within Fair Value of Derivative Instruments on the accompanying Consolidated Balance Sheets and are recorded as Gain (Loss) on value of interest rate swaps in the Consolidated Statements of Income.

Additionally, at December 31, 2007, the Company was party to put option agreements which are designed to mitigate the risk associated with changes in charter rates. These put option agreements, which were entered into during 2007 and 2006, did not qualify for hedge accounting under SFAS No. 133; and the changes in their fair value are therefore recorded in Gain (Loss) on fair value of derivatives on the Income Statement. At December 31, 2007, the aggregate fair value of these non-qualifying put options was $7.3 million (favorable to the company) and was reflected within Fair Value of Derivative Instruments on the accompanying Consolidated Balance Sheet. The put option contracts were sold or settled during 2008. The aggregate realized gain on the sale of contracts totaled $16.1 million for the year ended December 31, 2008. The aggregate unrealized loss on the value of the contracts at December 31, 2007 totaled $3.4 million.

The Company is exposed to credit loss in the event of non-performance by the counter party to the interest rate swap agreements; however, the Company does not anticipate non-performance by the counter party.

The Company is party to foreign currency exchange contracts which are designed to mitigate the risk associated with changes in foreign currency exchange rates. These contracts, which were entered into during 2007, do not qualify for hedge accounting under SFAS No. 133; and the changes in their fair value is therefore recorded in operations. At December 31, 2008, the aggregate fair value of these non-qualifying foreign exchange contracts is a liability of $57,000 and is reflected within Fair Value of Derivative liability on the accompanying Consolidated Balance Sheets.

Fair value measurements:

The Company adopted SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”) effective January 1, 2008.  SFAS No. 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  SFAS No. 157 also describes three levels of inputs that may be used to measure fair value:

Level 1 – quoted prices in active markets for identical assets and liabilities
Level 2 – observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3 – unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis were as follows:

Fair Value Measurements at Reporting Date Using

		Quoted Prices in Active	Significant Other	Significant
		Markets for Identical Assets	Observable Inputs	Unobservable Inputs

Description	12/31/08	Level 1	Level 2	Level 3

Marketable securities	$233,779	$233,779	-	-
Interest rate hedge	(4,926,097)		(4,926,097)	-
Foreign currency contracts	(56,817)		(56,817)	-
Total	$(4,749,135)	$233,779	$(4,982,914)	-

The total fair value consist of : 1) Assets: $233,779 2) Liabilities: $4,982,914

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

Recent accounting pronouncements:

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, (“SFAS No. 162”), The Statement identified the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States.  The Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.”  We do not anticipate the adoption of SFAS No. 162 to have a material impact on the Company’s results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”).  SFAS No. 161 requires entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows.  SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the potential impact of adopting SFAS No. 161 on the Company’s disclosures of its derivative instruments and hedging activities.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (revised 2007), (“SFAS No. 141(R)”).   SFAS No. 141(R) amends SFAS No. 141, Business Combinations, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree.  It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008 and is to be applied prospectively.  The Company is currently evaluating the potential impact of adopting SFAS No. 141(R) on its consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51, (“SFAS No 160”) which establishes accounting and reporting standards pertaining to ownership interest in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008.  We do not anticipate the adoption of SFAS No. 160 to have a material impact on the Company’s results of operations or financial position.

NOTE 3 -- GOING CONCERN

As of December 31, 2008, the Company was not in compliance with a particular covenant contained in four loan agreements relating to $114 million of the Company’s debt.  The covenant requires that Total Value Adjusted Equity (as defined in the respective loan agreements) should represent not less than 30% of Total Value Adjusted Assets (as defined) (the “VAE Ratio”).   At December 31, 2008, the actual ratio was 28.5% or 1.5% below the minimum requirement.  Although the banks concerned have advised the Company by e-mail in each case that a waiver has been approved, which the Company believes on advice of counsel is binding, the Company is seeking to confirm the waivers in definitive written agreements.   The Company does not expect that it will be able to meet all financial covenants of these four loan agreements and certain of its other credit facilities in periods subsequent to December 31, 2008 in the absence of further agreements with its lenders, especially if current market conditions continue.   Accordingly, the Company is currently in negotiations with its lenders to obtain waivers of future potential technical breaches of covenants and restructure the loans.   Until and unless these potential technical defaults are waived, the lenders have the right to cancel the commitment and demand repayment.  Management expects that lenders will not demand repayment of the loans before their maturity, provided the Company pays loan installments and accrued interest on their scheduled basis.  Notwithstanding the waivers of the VAE Ratio defaults on the four loan agreements referred to above, the Company has reclassified its long term debt under those loan agreements, amounting to $77.8 million, as current as discussed in Note 7 to the consolidated financial statements.  In addition to the potential future technical defaults on other financial covenants which affect most of the Company’s credit facilities, this reclassification triggers the cross default or material adverse change clauses in the remaining outstanding debt.  The Company, therefore, has reclassified the remaining $48.9 million of long term debt to current.

While management expects to be able to service all of its loans in accordance with current loan agreements, management does not expect that cash generated from current operations would be sufficient to repay the balance should the lenders demand total repayment.  In addition, the Company may seek to raise additional liquidity from other strategic alternatives.  However, there can be no assurances that these efforts to restructure the loans or raise additional liquidity will be successful.  In connection with any waiver or amendment to the Company’s credit facilities, its lenders may impose additional operating and financial restrictions on it or modify the terms of its credit facility.  These restrictions may limit the Company’s ability to, among other things, pay dividends in the future, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, its lenders may require the payment of additional fees, require prepayment of a portion of its indebtedness to them, accelerate the amortization schedule for its indebtedness and increase the interest rates they charge it on its outstanding indebtedness.

The consolidated financial statements have been prepared assuming the Company will continue as a going concern.  Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that may result should the Company be unable to continue as a going concern, other than the current classification of debt discussed in Note 7.

NOTE 4 -- ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS Vessel acquisitions and related amendments of loan facility:

On July 29, 2008, Straits entered into an agreement to acquire an Accommodation Field Development Vessel (“AFDV”) upon completion of the construction of the vessel for $35.9 million. On September 12, 2008, an amendment was agreed under which the price was increased by $2.6 million to $38.5 million to provide for additional equipment. The purchase is secured by a $25.8 million letter of credit, which is secured, inter alia, by the Company. The vessel is expected to be delivered in the first quarter of 2010. In addition, Straits has placed an order for a 300T crane and an 8 point mooring system for the AFDV at a cost of Euros 3.4 million (approximately $4.8 million) and SGD $3.1 million (approximately $2.2 million), respectively.

On May 13, 2008, the Company, through a wholly-owned subsidiary, entered into a $30 million term loan facility to finance the previously completed conversion of M/V SACHEM to a bulk carrier. The loan was secured by the vessel and by certain put option contracts entered into by the Company to mitigate the risk associated with the possibility of falling time charter rates. In October 2008 there was a repudiatory breach by the time charterer of M/V SACHEM and the Company withdrew the vessel from the time charterer’s service.  As a result of this breach and its effect on the security provided to the mortgagee bank by the time charter, the bank reserved its rights under the finance documents. On October 28, 2008, the Company agreed to prepay $12.5 million of the loan and in consideration the bank agreed to waive its rights under the finance documents arising in relation to this event of default and to release the assignment of certain put options.

On February 26, 2008, the Company, through a wholly-owned subsidiary, sold M/T ACUSHNET for $7.8 million. The book value of the vessel of approximately $4.6 million was classified as held for sale at December 31, 2007.  A realized gain of $3.0 million is reflected in the Consolidated Statements of Income.

On March 27, 2008, the Company, through a wholly-owned subsidiary, sold M/V SACHUEST for $31.3 million. The book value of the vessel of approximately $20.4 million was classified as held for sale at December 31, 2007.  A realized gain of $10.3 is reflected in the Consolidated Statements of Income.

•	Prior year acquisitions, disposals and other significant transactions

On January 29, 2007, the Company, through a wholly-owned subsidiary, entered into a $27 million term loan facility to finance the acquisition of M/V SAKONNET, which vessel it had acquired in January 2006 under an unsecured financing agreement.

In June 2007, the Company, through a wholly-owned subsidiary, acquired a 45,000 DWT product tanker built in 1990 for $19.6 million. On October 25, 2007, the Company drew down an additional $19.6 million on one of its senior secured term loans to finance the purchase price as noted below.

On September 7, 2007, the Company, through a wholly-owned subsidiary, entered into a $25.5 million term loan facility to finance the conversion of three of its MR product tankers to double hulled vessels. On December 7, 2007, the facility was amended to allow for an additional $8.5 million to finance a fourth MR conversion.

On October 25, 2007 the Company entered into an amended and restated $26.7 million floating rate loan facility (the “amended loan facility”). The amended loan facility made available an additional $19.6 million for the purpose of acquiring the M/T CAPT. THOMAS J HUDNER and changed the payment terms for the $7.1 million balance of the loan.

In January 2006, the Company, through a wholly-owned subsidiary, acquired a 1993-built, 83,000 DWT Combination Carrier for $36.4 million through an existing lease structure.  The acquisition also included the continuation of a five-year time charter which commenced in October 2005.  The Company made a down payment of $3.6 million and recorded a corresponding liability.

Also in January 2006, the Company, through a wholly-owned subsidiary, acquired a 50% shareholding in Nordan which is the disponent owner of a 1992-built 72,389 DWT combination carrier, effected through a lease structure.  The terms of the transaction were based on a vessel value of $30.4 million. The vessel was fixed on a three-year charter commencing in February 2006.  The charter included a 50% profit sharing arrangement above a guaranteed minimum daily rate. On September 5, 2006, the Company, entered into an $8 million term loan facility agreement to finance a portion of the purchase price. See NOTE 6-MORTGAGE PAYABLE

NOTE 5 -- OTHER ASSETS

“Other Assets” is comprised of the following:

	2008	2007

Debt financing and related fees, net	$2,610,659	$3,367,728
Other assets	248,202	276,578
Total other assets	$2,858,861	$3,644,306

Mortgage commitment and related fees incurred in connection with the Company’s loan facilities are being amortized over the terms of the respective loans.

NOTE 6-- RELATED PARTY TRANSACTIONS

BHM/NMS/BHES/PROTRANS

The shipowning activities of the Company are managed by an affiliate, B+H Management Ltd. (“BHM”) under a Management Services Agreement (the “Management Agreement") dated June 27, 1988 and as amended on October 10, 1995, subject to the oversight and direction of the Company's Board of Directors.

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

Mr. Hudner is President of BHM and sole shareholder of NMS.  BHM is technical manager of the Company’s wholly-owned vessels under technical management agreements. BHM employs B+H Equimar Singapore (PTE) Ltd., (“BHES”), to assist with certain duties under the technical management agreements.  BHES is a wholly-owned subsidiary of BHM.

Currently, the Company pays BHM a monthly rate of $6,743 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index. During the years ended December 31, 2008, 2007 and 2006, the Company paid BHM fees of approximately $1,200,000, $1,126,000 and $970,000, respectively for these services. The total fees vary due to the change in the number of fee months resulting from changes in the number of vessels owned during each period.  General administrative and activity services are included in Management fees to related party on the Consolidated Statements of Income.

The Company also pays BHM a monthly rate of $13,844 per MR product tanker and $16,762 per Panamax product tanker or OBO for technical management services, which may be adjusted annually for any increases in the Consumer Price Index. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the years ended December 31, 2008, 2007 and 2006, the Company paid BHM fees of approximately $2,540,000, $2,539,000 and $2,360,000, respectively, for these services. Technical management fees are included in vessel operating expenses in the Consolidated Statements of Income.

The Company engages BHM to provide commercial management services at a monthly rate of $10,980 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM. Commercial managers provide marketing and operations services. During the years ended December 31, 2008, 2007 and 2006, the Company paid BHM fees of approximately $1,896,000, $1,835,000 and $1,558,000, respectively, for these services. Commercial management fees are included in voyage expenses in the Consolidated Statements of Income.

The Company engaged Centennial Maritime Services Corp. (“Centennial”), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the years ended December 31, 2008, 2007 and 2006, the Company paid Centennial manning fees of approximately $777,000, $662,000 and $519,000, respectively. Manning fees are included in vessel operating expenses in the Consolidated Statements of Income.

BHES provides office space and administrative services to Straits, a wholly-owned subsidiary and owner of the AFDV to be delivered in the first quarter of 2010, for SGD5,000 (approximately$3,468) per month. The total paid to BHES for these services was $13,000 in 2008.

BHM received arrangement fees of $232,000 in connection with the financing of the accommodation barge SAFECOM1 in January 2009 and $300,000 in connection with the financing of M/T SACHEM in May 2008. BHM received brokerage commissions of $77,500 in connection with the sale of the M/T ACUSHNET in February 2008, $313,000 in connection with the sale of the M/V SACHUEST in March 2008 and $180,000 in connection with the sale of the M/V ALGONQUIN in January 2009. The Company also paid BHM standard industry chartering commissions of $720,000 in 2008, $717,000 in 2007 and $672,000 in 2006 in respect of certain time charters in effect during those periods. Clearwater Chartering Corporation, a company affiliated through common ownership, was paid $1,176,000, $1,362,000 and $1,062,000 in 2008, 2007 and 2006, respectively for standard industry chartering commissions. Brokerage commissions are included in voyage expenses in the Consolidated Statements of Income.

During each of 2008, 2007 and 2006, the Company paid fees of $501,000 to J.V. Equities, Inc. for consulting services rendered. J.V. Equities is controlled by John LeFrere, a director of the Company.

During each of 2008, 2007 and 2006, the Company paid fees of $56,000, $186,000 and $36,000 respectively, to R. Anthony Dalzell, Chief Financial Officer, Vice President and a director of the Company, or to a company deemed to be controlled by Mr. Dalzell for consulting services

During 1998, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company were issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company issued the shares of common stock to BHM at the time the specific requirements of the agreement were met. During 2007, 2,275 shares, bringing the total to 64,522 shares, had been issued from treasury stock where these shares were held for this purpose. Compensation cost of $34,000 and $259,000, based on the market price of the shares at the date of issue, was included as management fees to related parties in the Consolidated Statement of Operations for the years ended December 31, 2007 and 2006, respectively. All shares in the plan were vested at December 31, 2007.

Effective December 31, 2000, the Company granted 600,000 stock options, with a value of $78,000 to BHM as payment for services in connection with the acquisition of the Notes. The exercise price is the fair market value at the date of grant and the options are exercisable over a ten-year period. At December 31, 2007 all of the options had been exercised.

Information regarding these stock options is as follows:
	Shares	Option Price

Outstanding at January 1, 2007	200,690	$1.00
Granted	-	-
Exercised	200,690	1.00
Canceled	-	-
Outstanding at December 31, 2007	-	-

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

For the policy year ending February 20, 2009, the Company placed the following insurance with Northampton Assurance Ltd (“NAL”):

•	66.5% of its Hull & Machinery (“H&M”) insurance for claims in excess of minimum $120/125,000 each incident, which insurance NAL fully reinsured.
•	67.5% of its H&M insurance (Machinery claims only) on 6 vessels of up to $50,000 in excess of $120/125,000 each incident; and
•	67.5% of its H&M insurance (Machinery claims only) on 1 vessel up to $100,000 in excess of $120/125,000 each incident.

For the policy year ending February 20, 2008, the Company placed the following insurance with Northampton Assurance Ltd (“NAL”):

•	65% of its Hull & Machinery (“H&M”) insurance for claims in excess of minimum $120/125,000 each incident, which insurance NAL fully reinsured.
•	70% of its H&M insurance (Machinery Claims only) on 6 vessels of up to $50,000 in excess of $120/125,000 each incident; and
•	70% of its H&M insurance (Machinery claims only) on 1 vessel up to $100,000 in excess of $120/125,000 each incident.

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

For the periods ending December 31, 2008, 2007 and 2006, vessel operating expenses on the Consolidated Statements of Income include approximately $982,000, $896,000 and $972,000, respectively, of insurance premiums paid to NAL (of which $915,000, $813,000 and $884,000, respectively, was ceded to reinsurers) and approximately $196,000, $188,000, and $185,000, respectively, of brokerage commissions paid to NAL.

The Company had accounts payable to NAL of $397,000 and $135,000 at December 31, 2008 and 2007, respectively. NAL paid consulting fees of $174,000 during each of the three years ending December 31, 2008 to a Company deemed to be controlled by Mr. Dalzell for consulting services.

NOTE 7-- MORTGAGE PAYABLE

$27,300,000 term loan facility, dated January 24, 2007

On January 24, 2007, the Company, through a wholly-owned subsidiary, entered into a $27 million term loan facility to refinance the acquisition of M/V SAKONNET, acquired in January 2006 under an unsecured financing agreement.

The loan is payable in four quarterly installments of $816,000 beginning on April 30, 2007 followed by twelve quarterly installments of $989,000 and finally sixteen quarterly installments of $742,000 ending on January 30, 2015.

Interest on the facility is equal to LIBOR plus 0.875%. Expenses associated with the loan of $395,000 were capitalized and will be amortized over the 8 year term of the loan.

The loan facility contains certain restrictive covenants and mandatory prepayment in the event of the total loss or sale of a vessel. It also requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on fixed charters of twelve months or more and 120% if 50% of the vessels are on fixed charters of twelve months or more and 125% at all times otherwise. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2008, the Company was in compliance with these covenants.

$34,000,000 term loan facility, dated December 7, 2007

On September 7, 2007, the Company, through a wholly-owned subsidiary, entered into a $25.5 million term loan facility to finance the conversion of three of its MR product tankers to double hulled vessels. On December 7, 2007, the facility was amended to allow for an additional $8.5 million to finance a fourth MR conversion.

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel and a loan to value ratio of 120%. The facility requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on fixed charters of twelve months or more and 120% if 50% of the vessels are on fixed charters of twelve months or more and 125% at all times otherwise. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. At December 31, 2008, the Company was in compliance with these covenants.

The loan is repayable in 16 quarterly installments of varying amounts, beginning on March 7, 2007, and a balloon payment on March 7, 2012. Interest on the facility is equal to LIBOR plus 2.0%. Expenses associated with the loan of $586,000 were capitalized and are being amortized over the term of the loan.

In order to mitigate a portion of the risk associated with the variable rate interest on this loan, the Company entered into an interest rate swap agreement to hedge the interest on $25.5 million of the loan. Under the terms of the swap, which the Company has designated as a cash flow hedge, interest is converted from variable to a fixed rate of 4.910%.

$26,700,000 term loan facility, dated October 25, 2007

On October 25, 2007 the Company entered into an amended and restated $26,700,000 floating rate loan facility (the “amended loan facility”). The amended loan facility made available an additional $19.6 million for the purpose of acquiring the M/T CAPT. THOMAS J HUDNER and changed the payment terms for the $7.1 million balance of the loan.

On February 26, 2008, the Company, through a wholly-owned subsidiary, sold M/T ACHUSHNET for $7.8 million.  On March 27, 2008, the Company, through a wholly-owned subsidiary, sold M/V SACHUEST for $31.3 million and paid the loan down by $6,700,000.  The loan is payable in thirteen quarterly installments of $812,500, the first on July 30, 2009, and one final payment of $687,500 in October 2012. Interest on the facility is equal to LIBOR plus 1.0%.

Expenses associated with the amended loan facility amounted to approximately $351,000, which are capitalized and are being amortized over the five-year period of the loan.

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel and a loan to value ratio of 120%. The facility requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on fixed charters of twelve months or more, 120% if 50% of the vessels are on fixed charters of twelve months or more and 125% at all times otherwise. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. As of December 31, 2008, the Company was not in compliance with the minimum value adjusted equity ratio. The ratio was 28.5% versus the required minimum of 30%.  The Company requested and Nordea agreed to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  Confirmation of the final waiver is expected in the near term.  All other financial covenants for this loan are in compliance.

$202,000,000 term loan facility, dated August 29, 2006

On October 18, 2005 the Company, through wholly-owned subsidiaries entered into a $138,100,000 Reducing Revolving Credit Facility Agreement which amended the agreement entered into on February 23, 2005. The amendment made available an additional $43.0 million for the purpose of acquiring M/V ROGER M JONES and  M/T SAGAMORE.

On August 29, 2006 the Company, through wholly-owned subsidiaries entered into a $202,000,000 Reducing Revolving Credit Facility Agreement which amended the agreement entered into on October 18, 2005.

The credit facility contains certain restrictive covenants, which were the subject of an amendment under the Addendum to the Facility dated October 10, 2008, and mandatory prepayment in the event of the total loss or sale of a vessel. The facility as amended requires that a minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on a fixed charter of twelve months or more, 120% if 50% of the vessels are on a fixed charters of twelve months or more and 125% at all times otherwise.  The Company is also required to maintain liquid assets, as defined in an amount equal to the greater of $15 million and 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage.  As of December 31, 2008, the Company was not in compliance with the minimum value adjusted equity ratio. The ratio was 28.5% versus the required minimum of 30%.  All other financial covenants for this loan are in compliance.

The agreement requires that any modification to the financial covenants requires approval by the majority of lenders or 66.67%.  The Company requested that Nordea, as Agent, seek approval from the lenders to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010, in the form of a waiver.  The Company has been informed by the Agent that banks representing greater than 66.7% have approved the waiver.  Confirmation of the final waiver is expected in the near term.

The facility is payable in ten quarterly installments of $5,450,000, the first on December 15, 2006, ten quarterly installments of $5,100,000, the first on June 15, 2009 and a balloon payment of $21,500,000 due on December 15, 2011.

Interest on the facility is equal to LIBOR plus 1.0%. Expenses associated with the incremental borrowing on the loan of $670,000 were capitalized and are being amortized over the 5 year term of the loan.

$8,000,000 term loan facility, dated September 5, 2006

On September 5, 2006, the Company, through a wholly-owned subsidiary, entered into an $8 million term loan facility to finance the acquisition of its 50% interest in an entity which is the disponent owner of M/V SEAPOWET.

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel. The facility requires a minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on a fixed charter of twelve months or more, 120% if 50% of the vessels are on a fixed charters of twelve months or more and 125% at all times otherwise.  The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage.  As of December 31, 2008, the Company was not in compliance with the minimum value adjusted equity ratio. The ratio was 28.5% versus the required minimum of 30%.   The Company requested and Nordea agreed to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  Confirmation of the final waiver is expected in the near term.  All other financial covenants for this loan are in compliance.

The loan is repayable in sixteen quarterly installments of $500,000, beginning on December 7, 2006. Interest on the facility is equal to LIBOR plus 1.75%. Expenses associated with the loan of $221,000 were capitalized and are being amortized over the 4 year term of the loan.

$30,000,000 term loan facility, dated May 13, 2008

On May 13, 2008, the Company, through a wholly-owned subsidiary, entered into a $30 million term loan facility to finance the previously completed conversion of M/V SACHEM to a bulk carrier and to refinance a previous loan dated October 12, 2006. The loan was secured by the vessel, by an assignment of a time charter and by an assignment of certain put option contracts entered into by the Company to mitigate the risk associated with the possibility of falling time charter rates.

In October 2008 there was a repudiatory breach by the time charterer of M/V SACHEM and the Company withdrew the vessel from the time charterer’s service.  As a result of this breach and its effect on the security provided to the mortgagee bank by the time charter, the bank reserved its rights under the finance documents. On October 28, 2008, the Company agreed to prepay $12.5 million of the loan and in consideration the bank agreed to waive its rights under the finance documents arising in relation to this event of default and to release the assignment of certain put options.

The facility contains certain financial covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of the vessel.  The facility requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and positive working capital.  In addition, the Company is required to maintain liquid assets, as defined, in an amount equal to the greater of $15 million or 6% of its long term debt.  As of December 31, 2008, the Company was not in compliance with the minimum value adjusted equity ratio. The ratio was 28.5% versus the required minimum of 30%.  The Company requested and DVB Group Merchant Bank agreed to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  Confirmation of the final waiver is expected in the near term.  All other financial covenants for this loan are in compliance.
.

The loan is repayable in 13 quarterly installments of $750,000, beginning on February 17, 2009 and a balloon payment of $2,750,000 due on May 16, 2012. Interest on the facility is currently equal to LIBOR plus 1.25%. At such time as the vessel is fixed on a minimum two year charter at a sufficient rate (determined by the Administrative Agent), the applicable margin is reduced to 1.0% for the remainder of the term of such employment. Expenses associated with the loan of $200,000 were capitalized and will be amortized over the 4 year term of the loan.

NOTE 8 – BONDS PAYABLE

On December 12, 2006, the Company issued $25 million of unsecured bonds of which the Company subscribed a total of $5 million. The net proceeds of the bonds were to be used for general corporate purposes, including but not limited to: (i) conversion of single hull or double sided tankers, (ii) acquisition of further vessels and (iii) continuance of share buy-back.

Interest on the bonds is equal to LIBOR plus 4%, payable quarterly in arrears. The bonds are in denominations of $100,000 each and rank pari passu. The term of the bond issue is seven years, payable in full on the maturity date. In order to mitigate the risk of interest rate volatility associated with the variable interest rate on these bonds, the Company entered into an interest rate swap agreement to hedge $10 million of these bonds. Under the term of the interest rate swap agreement, which has similar attributes to the debt, the interest rate on the $10 million is converted from a variable rate to a fixed rate of 4.995%. The Company has designated this interest rate swap agreement as a cash flow hedge pursuant to SFAS No. 133. At December 31, 2008 and 2007, the fair value of this interest rate swap was a liability of $1,400,400 and $355,948 respectively.

All or a portion of the bonds may be redeemed at any time between June 2010 and June 2011 at 104.5%, between June 2011 and June 2012 at 103.25%, between June 2012 and June 2013 at 102.25% and between June 2013 and the maturity date at 101.00%.

During the 4th quarter of 2008, the Company repurchased the unsecured bonds with a face value of $4.5 million and realized a $2.3 million gain.

The bond facility contains certain restrictive covenants which restrict the payment of dividends. The facility requires a minimum value adjusted equity ratio (as defined) of 25%. At December 31, 2008, the Company was in compliance with these covenants.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

As discussed in NOTE 5, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company were issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company issued the shares of common stock to BHM at the time the specific requirements of the agreement were met. During 2007, an additional 2,275 shares, bringing the total to 64,522 shares, have been issued from treasury stock being held for this purpose.

The Company has entered into a contract for the conversion of one single hull MR product tanker to bulk carrier. Carrying out such conversion completely eliminates the present regulatory phase-out dates applicable to the vessel. The conversion commenced in 2008 and was completed in January 2009.

On July 31, 2008 (as amended September 12, 2008), the Company, through a wholly-owned subsidiary, entered into an agreement to acquire an AFDV upon completion of the construction of the vessel for $38.5 million. The purchase is secured by a $25.8 million Letter of Credit, which is secured, inter alia, by the Company. The vessel is expected to be delivered in the first quarter of 2010.

NOTE 10 -- SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest was $11,884,000, $12,256,000 and $9,971,000 during the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 11 -- SUBSEQUENT EVENTS

On January 15, 2009, the Company, through a wholly-owned subsidiary, sold the M/V ALGONQUIN for $18.0 million. No gain or loss was recorded as the carrying value was written down to estimated fair value during 2008, resulting in an impairment charge of 7.4 million during 2008.

During the first quarter of 2009, the Company purchased additional unsecured bonds with a face value of $2.0 million and realized a $1.4 million gain.  As a result of this debt extinguishment, total bonds payable at March 31, 2009 was $13.5 million.