Form 20-F/A
period 2008-12-31
B PLUS H OCEAN CARRIERS LTD
filed 2009-11-09
CIK 835540

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A
(Amendment No. 1)

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

B + H  OCEAN  CARRIERS  LTD.

(Exact name of Registrant as specified in its charter)

Liberia
(Jurisdiction of incorporation or organization)

3rd Floor, Par La Ville Place
14 Par La Ville Road
Hamilton HM 08, Bermuda
(Address of principal executive offices)

Mr. Michael S.  Hudner
Tel:  441-295-6875, Fax: 441-295-6796
(Name, Telephone, E-mail and/or Facsimile number and address of Company Contact Person)

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

Yes  ☐                                           No  ☒

Note - checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒                                           No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T ($232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☒                                           No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer  ☐                                  Accelerated filer  ☐                         Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the statements included in this filing:

International Financial Reporting Standards as issued by
US GAAP ☒	the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐                                           Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):

Yes  ☐                                No   ☒

i

ii

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends and restates in its entirety the annual report of B + H Ocean Carriers Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on July 13, 2009.  The Company has also filed a Report on Form 6-K on the date hereof which supplements and amends the disclosures contained in this Amendment.

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

Balance Sheet Data:	Year ended December 31,
	2008	2007	2006	2005	2004
Current Assets	57,301,712	97,408,642	85,870,618	65,719,790	19,344,004
Total assets	354,789,344	400,833,474	366,822,444	281,423,286	82,902,304
Current liabilities	208,641,819	83,142,107	63,688,354	44,305,700	20,073,194
Long-term liabilities	4,982,914	185,254,745	167,153,908	117,063,472	18,465,472
Working capital (deficit)	(151,340,107)	14,266,535	22,182,264	21,414,090	(729,190)
Shareholders’ equity	141,164,611	132,436,622	135,980,182	120,054,114	44,363,637

B.	Risk factors

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

The general decline in the bulk and product carrier charter market has adversely affected our revenues, earnings and profitability

The Baltic Drybulk Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%.  The BDI fell over 70% during the month of October alone.  Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively.  The Baltic Clean Tankers Index (BCTI), a measure of international clean tanker routes and a selection of basket and individual TCEs, dropped from 839 points before the end of 2008 to 465 points as at June 30, 2009 According to industry sources, the average spot market rate for an MR product tanker transporting 38,000 tons of gasoline reached a low of $7,000 per day, on June 30, 2009, compared to a high of $20,000 reached during 2008.  The decline in charter rates is due to various factors, including the unavailability of trade financing and the worldwide recession.  The decline in charter rates in the drybulk market also affects the value of our vessels, which follows the trends of charter rates, and earnings on our charters, and similarly, affects our cash flows and liquidity.

Charter hire rates for bulk carriers and product tankers have decreased, which may adversely affect our earnings

The bulk shipping industry and product tanker sectors are cyclical with attendant volatility in charter hire rates and profitability.  For example, the degree of charter hire rate volatility among different types of bulk carriers and product tankers has varied widely.  After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize bulk carriers reached near historically low levels in December 2008, and have improved throughout 2009.  Because we charter some of our vessels pursuant to spot market voyage charters, or spot charters, we are exposed to changes in spot market charter rates for bulk carriers and such changes may affect our earnings and the value of our bulk carriers at any given time.  We may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations.  Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	Supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	Changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	The location of regional and global exploration, production and manufacturing facilities;

•	The location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	The globalization of production and manufacturing;

•	Global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	Developments in international trade;

•	Changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	Environmental and other regulatory developments;

•	Currency exchange rates; and

•	Weather.

The factors that influence the supply of vessel capacity include:

•	The number of new building deliveries;

•	Port and canal congestion;

•	The scrapping rate of older vessels;

•	Vessel casualties; and

•	The number of vessels that are out of service.

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

The Company anticipates a significant number of the port calls made by its vessels will continue to involve the loading or discharging of bulk commodities in ports in the Asia Pacific region.  As a result, further negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on its business, financial condition and results of operations, as well as its future prospects.  In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand.  For the year ended December 31, 2008, the growth of China’s gross domestic product from the prior year ended December 31, 2007 was approximately 9%, compared with a growth rate of 11.2% over the same two year period ended December 31, 2007, and its growth for 2008 was 9.0%. For the first three quarters of 2009, China’s gross domestic product fell to 7.7%.  It is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future.  Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.  China has recently announced a $586.0 billion stimulus package aimed in part at increasing investment and consumer spending and maintaining export growth in response to the recent slowdown in its economic growth.  The Company’s business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

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

The Company is in technical default of a financial covenant contained in certain loan agreements as of December 31, 2008, and additional defaults in 2009, and is currently in discussions with certain lenders for waiver of such technical default and potential additional defaults on other covenants

Loan agreements require that the Company comply with certain financial and other covenants.  Due to weak market conditions the Company has been unable to comply with a particular covenant in four loan agreements which require that Total Value Adjusted Equity should represent not less than 30% of Total Value Adjusted Assets.  At December 31, 2008, the actual ratio was 28.5% or 1.5% below the minimum requirement.  Although the banks concerned have advised the Company by e-mail in each case that a waiver has been approved, which the Company believes on advice of counsel is binding, the Company is seeking to confirm the waivers in definitive written agreements.   The Company does not expect that it will be able to meet all prospective financial covenants of these four loan agreements, especially if current market conditions continue.  Accordingly, the Company is in negotiations with its lenders to obtain waivers of future potential technical breaches of covenants and restructure the loans.  Until and unless these potential technical defaults are waived, the lenders have the right to cancel the commitment and demand repayment.  Therefore, the Company has reclassified the following four loan agreement as current:

1)           $202 million reducing revolving credit facility with Nordea Bank Norge ASA, or Nordea Bank, as Agent, dated August 29, 2006 (amount reclassified of $57.2 million).  The agreement requires that any modification to the financial covenants requires approval by the majority of lenders or 66.67%.  The Company requested that the Value Adjusted Equity ratio be reduced from the required 30% to 20% effective December 31, 2008 through January 1, 2010, in the form of a waiver.  The Company has been informed by the Agent that banks representing greater than 66.67% of the lenders have approved the waiver.  After further discussion with the banks, the Company plans to seek more changes to the facility.

2)           $30 million term loan facility with DVB Group Merchant Bank, DVB as agent, dated May 13, 2008 (amount re-classified of $9.5 million).  The Company has been informed by DVB Merchant Bank that it has approved the waiver to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  After further discussion with the banks, the Company plans to seek more changes to the facility.

3)           $26.7 million term loan facility with Nordea Bank Norge ASA, dated October 25, 2007 (amount re-classified of $9.6 million).  The Company has been informed by Nordea Bank that it has approved the waiver to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  See ITEM 4. INFORMATION ON THE COMPANY A. History and Development of the Company – 2009 acquisitions, disposals and other significant transactions.

4)           $8 million term loan facility with Nordea Bank Norge ASA, dated September 5, 2006 (amount re-classified $1.5 million).  The Company has been informed by Nordea Bank that it has approved the waiver to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  After further discussion with the banks, the Company plans to seek more changes to the facility.

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

2)           $27,300,000 term loan facility with Bank of Nova Scotia dated January 24, 2007 (amount reclassified of $16.8 million); and

3)           $25,000,000 Unsecured Bonds with Norsk Tillitsmann ASA, as Loan Trustee, dated December 12, 2006 (amount reclassified of $15.5 million).

A violation of the Company’s financial covenants may constitute an event of default under its credit facilities, which would, unless waived by its lenders, provide its lenders with the right to require the Company to refrain from declaring and paying dividends and borrowing additional funds under the credit facility, post additional collateral, enhance its equity and liquidity, increase its interest payments, pay down its indebtedness to a level where it is in compliance with its loan covenants, sell vessels in its fleet, reclassify its indebtedness as current liabilities and accelerate its indebtedness and foreclose their liens on its vessels, which would impair the Company’s ability to continue to conduct its business.  A total of $175.8 million of indebtedness has been reclassified as current liabilities in the Company’s audited consolidated balance sheet for the year ended December 31, 2008, included in this report.

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

The Company’s fleet consists of second-hand vessels

All of the vessels comprising the Company’s fleet were acquired second-hand.  The Company intends to purchase additional second-hand vessels.  In general, expenditures necessary for maintaining a vessel in good operating condition increase as the age of the vessel increases.  Moreover, second-hand vessels typically carry very limited warranties with respect to their condition as compared to warranties available for newer vessels.  Because of improvements in engine technology, older vessels are typically less fuel efficient than newer vessels.  Changes in governmental regulations, safety or other equipment standards may require expenditures for alterations to existing equipment or the addition of new equipment to the vessels and restrict the cargoes that the vessels may transport.  There can be no assurance that market conditions will justify such expenditures or enable the Company to generate sufficient income or cash flow to allow it to continue to make such expenditures.

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

In addition, the Company’s mortgage indebtedness at December 31, 2008 of $175.8 million is secured by mortgages on the existing fleet of vessels of the Company and its subsidiaries.  As a result of the general decline in the market value of vessels and consequently of its fleet, the Company was not in compliance with certain provisions of its existing credit facilities at December 31, 2008 and in 2009, and the Company may not be able to refinance its debt or obtain additional financing.  If the Company is unable to pledge additional collateral, its lenders could accelerate its debt and foreclose on its fleet.

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

The market for product tanker and OBO charters is highly competitive

The ownership of the world’s product tanker fleet is fragmented.  Competition in the industry among vessels approved by major oil companies is primarily based on price, but also vessel specification and age.  There are approximately 1,700 crude oil and product tankers of between 25,000 and 50,000 DWT worldwide.  Product Tankers are typically operated in groups or pools consisting of 10 to 25 vessels.

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

The Company’s Chairman and Chief Executive Officer has affiliations with BHM which could create conflicts of interest

The Company’s majority shareholders, which are affiliated with Michael S. Hudner, own 66.7% of the Company and also own BHM.  Mr. Hudner is also BHM’s Chairman and Chief Executive Officer.  These responsibilities and relationships could create conflicts of interest between us, on the one hand, and BHM, on the other hand.  These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in its fleet versus vessels managed by other companies affiliated with BHM and Mr. Hudner.  In particular, BHM may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Hudner and members of his family may receive greater economic benefits.

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

In addition, in depressed market conditions, the Company’s charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates.  As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts.  Should a counterparty fail to honor its obligations under agreements with the Company, the Company could sustain significant losses which could have a material adverse effect on the Company’s business, results of operations, cash flows and financial condition.

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

The Company is subject to the reporting requirements of Sarbanes-Oxley

Effective for its first fiscal year ending on or after June 15, 2010, the Company is subject to full compliance with all provisions of the Sarbanes-Oxley Act of 2002.  As directed by Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the Company’s internal control over financial reporting in their annual reports on Form 20-F.  Such a report is required to contain an assessment by management of the effectiveness of a company’s internal controls over financial reporting.  In addition, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on the effectiveness of the Company’s internal controls over financial reporting.  While the Company would expend significant resources in developing the necessary documentation and testing procedures required by Section 404, there is a risk that the Company would not comply with all of the requirements imposed by Section 404.  If the Company can not maintain the required controls, the Company may be unable to comply with the requirements of Section 404 in a timely manner.  This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of its financial statements, which could cause the market price of its common stock to decline and make it more difficult for us to finance its operations.

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

B+H Ocean Carriers Ltd. (the “Company”*) was organized on April 28, 1988 to engage in the business of acquiring, investing in, owning, operating and selling vessels for dry bulk and liquid cargo transportation.  As of December 31, 2008, the Company owned and operated four MR product tankers, one Panamax product tanker, two bulk carriers and five OBOs.  See ITEM 4. INFORMATION ON THE COMPANY A. History and Development of the Company – 2009 acquisitions, disposals and other significant transactions.  The Company also owns a 50% interest in a company which is the disponent owner of a 1992-built 72,389 DWT Combination Carrier, effected through a lease structure.  Each vessel accounts for a significant portion of the Company’s revenues.  On July 29, 2008, the Company, through a wholly-owned subsidiary, entered into an agreement to acquire an Accommodation Field Development Vessel (“AFDV”) upon completion of the construction of the vessel for $35.9 million, the vessel is expected to be delivered in the second quarter of 2010.

The Company’s fleet of MR product tankers consist of “handy-size” vessels which are between 30,000 and 50,000 summer dead-weight tons (“DWT”), and are able, by reason of their smaller size, to transport commodities to and from most ports in the world, including those located in less developed third-world countries.  The Company’s Panamax product tanker is 68,500 DWT.  Product tankers are single-deck oceangoing vessels designed to carry simultaneously a number of segregated liquid bulk commodities, such as refined petroleum products, vegetable oils, caustic soda and molasses.  The Company’s fleet of OBOs are between 74,000 and 84,000 DWT.  OBOs are combination carriers used to transport liquid, iron ore or bulk products such as coal, grain, bauxite, phosphate, sugar, steel products and other dry bulk commodities.

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

Loan agreements require that the Company comply with certain financial and other covenants.  Due to weak market conditions the Company has been unable to comply with a particular covenant in four loan agreements which require that Total Value Adjusted Equity should represent not less than 30% of Total Value Adjusted Assets.  At December 31, 2008, the actual ratio was 28.5% or 1.5% below the minimum requirement.  Although the banks concerned have advised the Company by e-mail in each case that a waiver has been approved, which the Company believes on advice of counsel is binding, the Company is seeking to confirm the waivers in definitive written agreements.   The Company does not expect that it will be able to meet all prospective financial covenants of these four loan agreement, especially if current market conditions continue.  Accordingly, the Company is in negotiations with its lenders to obtain waivers of future potential technical breaches of covenants and restructure the loans.  Until and unless these potential technical defaults are waived, the lenders have the right to cancel the commitment and demand repayment.  Therefore, the Company has reclassified the following four loan agreements as current:

1)           $202 million reducing revolving credit facility with Nordea Bank Norge ASA, or Nordea Bank, as Agent, dated August 29, 2006 (amount re-classified of $57.2 million).  The agreement requires that any modification to the financial covenants requires approval by the majority of lenders or 66.67%.  The Company requested that the Value Adjusted Equity ratio be reduced from the required 30% to 20% effective December 31, 2008 through January 1, 2010, in the form of a waiver.  The Company has been informed by the Agent that banks representing greater than 66.67% of the loans have approved the waiver.  After further discussion with the banks, the Company plans to seek more changes to the facility.

2)           $30 million term loan facility with DVB Group Merchant Bank, DVB as agent, dated May 13, 2008 (amount re-classified of $9.5 million).  The Company has been informed by DVB Merchant Bank that it has approved the waiver to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  After further discussion with the banks, the Company plans to seek more changes to the facility.

3)           $26.7 million term loan facility with Nordea Bank Norge ASA, dated October 25, 2007 (amount re-classified of $9.6 million).  The Company has been informed by Nordea Bank that it has approved the waiver to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  See ITEM 4. INFORMATION ON THE COMPANY A. History and Development of the Company – 2009 acquisitions, disposals and other significant transactions.

4)           $8 million term loan facility with Nordea Bank Norge ASA; dated September 5, 2006 (amount re-classified $1.5 million).  The Company has been informed by Nordea Bank that it has approved the waiver to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  After further discussion with the banks, the Company plans to seek more changes to the facility.

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

2)           $27,300,000 term loan facility with Bank of Nova Scotia dated January 24, 2007 (amount reclassified of $16.8 million); and

3)           $25,000,000 Unsecured Bonds with Norsk Tillitsmann ASA, as Loan Trustee, dated December 12, 2006 (amount reclassified of $15.5 million).

A violation of the Company’s financial covenants may constitute an event of default under its credit facilities, which would, unless waived by its lenders, provide its lenders with the right to require the Company to refrain from declaring and paying dividends and borrowing additional funds under the credit facility, post additional collateral, enhance its equity and liquidity, increase its interest payments, pay down its indebtedness to a level where it is in compliance with its loan covenants, sell vessels in its fleet, reclassify its indebtedness as current liabilities and accelerate its indebtedness and foreclose their liens on its vessels, which would impair the Company’s ability to continue to conduct its business.  A total of $175.8 million of indebtedness has been reclassified as current liabilities in the Company’s audited consolidated balance sheet for the year ended December 31, 2008, included in this report.

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

•	2009 acquisitions, disposals and other significant transactions

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

During the first quarter of 2009, the Company purchased additional unsecured bonds with a face value of $2.0 million and realized a $1.4 million gain.  As a result of this debt extinguishment, total bonds payable at March 31, 2009 was $13.5 million.   The Company has not purchased any bonds since March 31, 2009.

On August 21, 2009, the Company, through a wholly-owned subsidiary, sold M/T AGAWAM for $4.1 million. The sale resulted in a loss of approximately $3.0 million in the third quarter of 2009.  BHM received brokerage commission of $40,500 in connection with the sale.

On August 27, 2009, the Company, through a wholly-owned subsidiary, sold M/T PEQUOD for $4.1 million. The sale resulted in a loss of approximately $5.3 million in the third quarter of 2009.  BHM received brokerage commission of $41,400 in connection with the sale.

On September 18, 2009, the Company, through a wholly-owned subsidiary, sold M/T ANAWAN for $4.4 million. The sale resulted in a loss of approximately $1.6 million in the third quarter of 2009.  BHM received brokerage commission of $43,500 in connection with the sale.

With respect to the $26.7 million term loan facility, Cliaship Holdings Ltd, a wholly-owned subsidiary, is in breach of the EBITDA/Fixed Charges ratio covenant at June 30, 2009.  On October 29, 2009, Cliaship Holdings Ltd., sold its only vessel, M/V CAPT. THOMAS J. HUDNER JR., for $10.2 million and the remaining loan balance was paid off. The sale of this vessel results in an impairment charge of approximately $23 million which is included in the third quarter of 2009.

With respect to the $34 million term loan facility, Boss Tankers Ltd, a wholly-owned subsidiary, was in breach of the EBITDA/Fixed Charges ratio and the Minimum Value Ratio covenants at June 30, 2009.  With the consent of the lender, it sold three (M/T AGAWAM, M/T PEQUOD, M/T ANAWAN) of its four product tankers held as collateral during the third quarter, which resulted in a loss of $9.8 million in the third quarter of 2009, and expects to sell the final vessel (M/T AQUIDNECK) during the fourth quarter of 2009.  The sale of this vessel resulted in an impairment charge of $2.2 million which is included in the third quarter of 2009. Following the sale of the four vessels, it is expected there will be a remaining loan balance of approximately $5.0 million.  The Company, on behalf of Boss Tankers Ltd., is in negotiations with the lender to revise the terms of this loan.

With respect to the $202 million reducing revolving credit facility, OBO Holdings Ltd, a wholly-owned subsidiary, was in breach of the EBITDA/Fixed Charges ratio covenant at June 30, 2009. The Company, on behalf of OBO Holdings Ltd, continues negotiations with its lenders to revise the terms of this loan.  Furthermore, on July 17, 2009, the Company and its lenders agreed to reduce the Minimum Value Adjusted Equity Ratio from 30% to 20% effective December 31, 2009 through January 1, 2010.

With respect to the $8,000,000 term loan facility, Seapowet Trading Ltd., a wholly-owned subsidiary, was in breach of the same EBITDA/Fixed Charges ratio covenant at June 30, 2009.  The Company, on behalf of Seapowet Trading Ltd., continues negotiations with its lender to revise the terms of this loan. Furthermore, on July 17, 2009, the Company and its lender agreed to reduce the Minimum Value Adjusted Equity Ratio from 30% to 20% effective December 31, 2009 through January 1, 2010.

With respect to the $27.3 million term loan, Sakonnet Shipping Ltd., a wholly-owned subsidiary, was in breach of the same EBITDA/Fixed Charges ratio covenant at June 30, 2009.   The lender has conditionally agreed to waive this breach.

•	2008 acquisitions, disposals and other significant transactions

On July 29, 2008, the Company, through a wholly-owned subsidiary, Straits Offshore Ltd. (“Straits”), entered into an agreement to acquire an Accommodation Field Development Vessel (“AFDV”) upon completion of the construction of the vessel for $35.9 million.  On September 4, 2008, an amendment was agreed under which the price was increased by $2.6 million to $38.5 million to provide for the purchase of additional equipment.  The purchase is secured by a $25.8 million letter of credit, which is secured, inter alia, by the common shares of such wholly-owned subsidiary and its contracted rights relating to the AFDV.  In addition, Straits has placed an order for a 300T crane and an eight point mooring system for the AFDV at a cost of Euros 3.4 million (approximately $4.8 million) and SGD $3.1 million (approximately $2.2 million), respectively.  The vessel is expected to be delivered in the second quarter of 2010.

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

•	2007 acquisitions, disposals and other significant transactions

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

Management of the Company

The shipowning activities of the Company are managed by BHM under a Management Services Agreement (the “Management Agreement”) dated June 27, 1988 and amended on October 10, 1995 and on June 1, 2009, subject to the oversight and direction of the Company’s Board of Directors.

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

BHM employs Navinvest Marine Services (USA) Inc. (“NMS”), a Connecticut corporation, under an agency agreement, to assist with the performance of certain of its financial reporting and administrative duties under the Management Agreement.

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

Vessel Technical Management

At December 31, 2008, BHM was the technical manager of all of the Company’s vessels, under technical management agreements.  BHM employs B+H Equimar Singapore Pte.  Ltd.  (“BHES”), a Singapore corporation, under agency agreements to assist with certain of its duties under the technical management agreements.  The vessel technical manager is responsible for all technical aspects of day-to-day vessel operations, including physical maintenance, provisioning and crewing, and receives compensation of $13,844 per MR product tanker per month and $16,762 per Panamax product tanker or OBO per month, which may be adjusted annually for any increases in the Consumer Price Index.  Such supervision includes the establishment of operating budgets and the review of actual operating expenses against budgeted expenses on a regular basis.

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

Competition

The product tanker industry is fragmented.  Competition in the industry among vessels approved by major oil companies is primarily based on price.  There are approximately 1,700 crude oil and product tankers worldwide of between 25,000 and 50,000 DWT.  Tankers are typically owned in groups or pools controlling up to 30 tankers.

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

Competition generally intensifies during times of low market activity when several vessels may bid to transport the same cargo.  In these situations, the Company’s customer relationships are paramount, often allowing the Company the opportunity of first refusal on the cargo.  The Company believes that it has a significant competitive advantage in the handysize tanker market as a result of the quality and type of its vessels and through its close customer relationships, particularly in the Atlantic and in the Indo-Asia Pacific Region.  Some of the Company’s competitors, however, have greater financial strength and capital resources.

Seasonality

Although the Company’s liquid cargo trade is affected by seasonal oil uses, such as heating in winter and increased automobile use in summer, the volume of liquid cargo transported generally remains the same through the year, with rates firmer in midwinter and midsummer and softer in the spring.

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

A vessel must be inspected by a surveyor of the classification society every year (“Annual Survey”), every two and a half years (“Intermediate Survey”) and every five years (“Special Survey”).  In lieu of a Special Survey, a shipowner has the option of arranging with the classification society for the vessel’s machinery to be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period.  The Company’s vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection.  Every vessel 15 years and older is also required to be drydocked at least twice in a five-year period for inspection of under-water parts of the vessel.

If any defects are found in the course of a survey or drydocking, the classification survey-or will require immediate rectification or issue a “condition of class” under which the appropriate repairs must be carried out within a prescribed time limit.  The hull Special Survey includes measurements of the thickness of the steel structures in the hull of the vessel.  Should the thickness be found to be less than class requirements, steel renewals will be prescribed.  Substantial expense may be incurred on steel renewal to pass a Special Survey if the vessel has suffered excessive corrosion.

In January 1997, BHES was awarded its International Safety Management (“ISM”) Document of Compliance by Lloyd’s Register, certifying that BHES complied with the requirements of the International Management Code for the Safe Operation of Ships and for Pollution Prevention (ISM Code).  Following the award of the Document of Compliance (“DOC”), each individual vessel in the fleet under management was audited by Lloyds Register for compliance with the documented BHES management procedures on which the DOC is based.  After the audit, each vessel was awarded a ship specific Safe Management Certificate (“SMC”).  Both the DOC and the SMC are subject to annual internal and external audits over a five year period.  A successful renewal audit of the DOC was conducted by Lloyds Register on February 7, 2002.  However, the Company entered into a Master Service Agreement (“MSA”) with the American Bureau of Shipping on April 27, 2000.  To conform to the MSA and to streamline a periodic revision of our safety procedures, American Bureau of Shipping was requested to undertake an audit of the Company’s compliance with the ISM Code.  This audit was successfully completed on November 2, 2007 and new DOC’s were issued by American Bureau of Shipping.

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

VESSEL (as of MARCH 31, 2009)	HULL	DATE BUILT	DWT	PHASE OUT FOR CARRIAGE OF PETROLEUM PRODUCTS

				MARPOL/EU	OPA90

M/T AGAWAM	DH	Jun-82	39,077	N/A	N/A
M/T ANAWAN	DH	Aug-81	38,993	N/A	N/A
M/T AQUIDNECK	DH	Sep-81	39,112	N/A	N/A
M/T PEQUOD	DH	Jan-82	39,238	N/A	N/A
M/V SACHEM		Mar-88	55,791	N/A	N/A
M/T SAGAMORE(1)	DS	Feb-91	68,536	Feb-15	Feb-15
M/V CAPT THOMAS J HUDNER		May-90	44,999	N/A	N/A
OBO RIP HUDNER	DH	Jul-94	83,155	N/A	N/A
OBO BONNIE SMITHWICK	DH	Dec-93	83,155	N/A	N/A
OBO SEAROSE G	DH	Apr-94	83,155	N/A	N/A
OBO ROGER M JONES	DH	Nov-92	74,868	N/A	N/A
OBO SAKONNET	DH	May-93	83,155	N/A	N/A
OBO SEAPOWET (2)	DH	Sep-92	72,389	N/A	N/A

1.	Vessel must comply with Reg.13F to Annex I of MARPOL by February 2015 (with the extension)

2.	50% owner of the entity which is the disponent owner through a bareboat charter party.

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

The U.S. Environmental Protection Agency, or EPA, historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements.  However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water.  On September 18, 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed the EPA to develop a system for regulating all discharges from vessels by that date.  The District Court’s decision was affirmed by the Ninth Circuit Court of Appeals on July 23, 2008.  The Ninth Circuit’s ruling meant that owners and operators of vessels traveling in U.S. waters would soon be required to comply with the CWA permitting program to be developed by the EPA or face penalties.  In response to the invalidation and removal of the EPA’s vessel exemption by the Ninth Circuit, the EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters.  Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges.  This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.  For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream.  Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream.  The VGP imposes additional requirements on certain Regulated Vessel types, that emit discharges unique to those vessels.  Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements are also included for all Regulated Vessels.  On August 31, 2008, the District Court ordered that the date for implementation of the VGP be postponed from September 30, 2008 until December 19, 2008.  This date was further postponed until February 6, 2009 by the District Court.  Although the VGP became effective on February 6, 2009, the VGP  application procedure, known as the Notice of Intent, or NOI, has yet to be finalized.  Accordingly, Regulated Vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the “eNOI” electronic filing interface will become operational.  Thereafter, owners and operators of Regulated Vessels must file their NOIs prior to September 19, 2009, or the Deadline.  Any Regulated Vessel that does not file an NOI by the Deadline will, as of that date, no longer be covered by the VGP and will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP.  Any Regulated Vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such Regulated Vessel’s complete NOI.  Regulated Vessels delivered after the Deadline will not receive VGP permit coverage until 30 days after their NOI submission.  Our fleet is composed entirely of Regulated Vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19, 2009 as practicable.  In addition, pursuant to $401 of the CWA which requires each state to certify federal discharge permits such as the VGP, certain states have enacted additional discharge standards as conditions to their certification of the VGP.  These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive.  The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

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

As of March 31, 2009, the Company’s subsidiaries were as follows:

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

Certain of the vessels were sold in 2009.  See ITEM 4. INFORMATION ON THE COMPANY A. History and Development of the Company – 2009 acquisitions, disposals and other significant transactions.

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

The Company’s fleet operates under a mix of time and voyage charters.  Our product tankers carry primarily petroleum products and vegetable oils and our OBOs carry crude oil, petroleum products, iron ore and coal.  Historically, we deploy our fleet on both time charters, which can last from a few months to several years, and spot market charters, which generally last from several days to several weeks.  Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs.  A time charter is generally a contract to charter a vessel for a fixed period of time at a specified daily rate.  Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.  Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs.  We are also responsible for the vessel’s intermediate and special survey costs.

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

Twelve Months Ended December 31, 2008 versus December 31, 2007	2008	2007

Total revenues	$104,908,915	$112,416,831
Voyage expenses	(28,097,799)	(27,882,163)
Net revenues	76,811,116	84,534,668

Gross voyage revenues	35,639,274	42,909,357
Less: direct voyage expenses	(20,145,639)	(20,505,424)
Time charter equivalent (“TCE”) revenues	15,493,635	22,403,933

Time charter revenues	68,378,799	68,007,737
Less: brokerage commissions	(3,070,656)	(2,113,286)
Time charter revenues	65,308,143	65,894,451

Less: other voyage expenses	(4,881,504)	(5,263,453)
Other	890,842	1,499,737
Net revenues	$76,811,116	$84,534,668

Days revenues on voyage	1,097	1,763
Days revenues on time charter	2,983	2,870
	4,080	4,633

TCE rate	$14,124	$12,708
Average time charter rate	$22,923	$23,696
Net revenues per day	$18,826	$18,246

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

Certain of the vessels were sold in 2009.  See ITEM 4. INFORMATION ON THE COMPANY A. History and Development of the Company – 2009 acquisitions, disposals and other significant transactions.

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

As of September 30, 2008, the Company classified the M/V ALGONQUIN as an asset held for sale.  In accordance with SFAS No. 144, a long-lived asset (or disposal group) to be disposed of by sale should be considered “held for sale” when specific criteria for a qualifying plan of sale are met.  The Company determined that all criteria specified in paragraph 30 of SFAS No. 144 were met as of September 30, 2008.

In accordance with SFAS No. 144, a long-lived asset classified as “held for sale” is initially measured at the lower of its carrying amount or fair value less cost to sell.  As such, the Company recorded the vessel at its fair value less costs to sell (approximately $17.7 million) as this was the less than its carrying value (approximately $25.1 million).  This resulted in the Company recognizing a $7.4 million impairment charge for the year ended December 31, 2008.   The fair value of the vessel as of December 31, 2008 approximates the agreed upon purchase price.  Delivery of the vessel occurred and proceeds from the sale were received in January 2009, with no further loss recorded.

Based on management’s review of the performance of the vessels in the Company’s fleet and overall market conditions within the shipping industry, management determined that no indicators of impairment were present during fiscal 2007 for any of the Company’s vessels.  As no indicators of impairment were present during 2007 for any vessels within its fleet, the Company determined that a test for recoverability was not required during the year ended December 31, 2007.

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

Twelve Months Ended December 31, 2007 versus December 31, 2006	2007	2006

Gross revenues	$112,416,831	$96,879,000
Voyage expenses	(27,882,163)	(14,792,000)
Net revenues	84,534,668	82,087,000

Gross voyage revenues	42,909,357	18,662,000
Less: direct voyage expenses	(20,505,424)	(9,294,000)
Time charter equivalent (“TCE”) revenues	22,403,933	9,368,000

Time charter revenues	68,007,737	76,929,000
Less: brokerage commissions	(2,113,286)	(1,226,000)
Time charter revenues	65,894,451	75,703,000

Less: other voyage expenses	(5,263,453)	(4,272,000)
Other	1,499,737	1,288,000
Net revenues	$84,534,668	$82,087,000

Days revenues on voyage	1,763	746
Days revenues on time charter	2,870	3,719
	4,633	4,465

TCE rate	$12,708	$12,558
Average time charter rate	$23,696	$20,685
Net revenue per day	$18,246	$18,385

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

The Company’s independent registered public accounting firm issued their opinion on the Company’s financial statements contained elsewhere in this report with an explanatory paragraph that states that certain matters raise substantial doubt about the Company’s ability to continue as a going concern.  The Company’s financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of its potential inability to continue as a going concern.

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

During the year ended December 31, 2008, inflows from investing activities were primarily attributable to an investment in vessel conversion costs of $34.3 million, an investment in the Accommodation Field Development Vessel of $6.8 million and to the investment in Nordan OBO 2 of $3.9 million.  This was offset by proceeds from the sale of M/T ACUSHNET in February 2008 and M/V SACHUEST in March  2008 for a total of $38.1 million, to the proceeds from the sale or settlement of put contracts of $21.8 million and to the net redemption of marketable securities of $0.5 million.

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

The Company had a working capital deficit of $151.3 million at December 31, 2008 as compared to a positive working capital of $14.3 million at December 31, 2007.  The decrease of working capital during 2008 is primarily due to the reclassification of $126.8 million from long term debt to current mortgage payable as a result of a technical breach in certain loan agreements as outlined in NOTE 3 to Consolidated Financial Statements.  The decrease also includes the reduction of long-term debt, cash payments related to the conversion of certain vessels and upgrades of the accommodation barge.  Management continues to tighten spending to reserve sufficient capital to serve its debt obligations.  It is important to note that it is customary for shipping companies and their lenders to exclude the current portion of long-term debt in any working capital analysis.  Excluding the current portion of long-term debt, the Company had working capital totaling $24.5 million at December 31, 2008 as compared to $51.1 million at December 31, 2007.

The following is a discussion of the terms of our significant credit facilities, including the total amount of each facility and the available amount as of December 31, 2008:

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

On February 26, 2008, the Company, through a wholly-owned subsidiary, sold M/T ACHUSHNET for $7.8 million.  On March 27, 2008, the Company, through a wholly-owned subsidiary, sold M/V SACHUEST for $31.3 million and paid the loan down by $6,700,000.  The loan is payable in thirteen quarterly installments of $812,500, the first on July 30, 2009, and one final payment of $687,500 in October 2012. Interest on the facility was equal to LIBOR plus 1.0% and increased in July 2009 to LIBOR plus 3.0% as a result of the waiver discussed below.

Expenses associated with the amended loan facility amounted to approximately $351,000, which are capitalized and are being amortized over the five-year period of the loan.

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel and a loan to value ratio of 120%. The facility requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on fixed charters of twelve months or more, 120% if 50% of the vessels are on fixed charters of twelve months or more and 125% at all times otherwise. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage. As of December 31, 2008, the Company was not in compliance with the minimum value adjusted equity ratio. The ratio was 28.5% versus the required minimum of 30%.  The Company requested and the lender agreed to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010, in the form of a waiver.  All other financial covenants for this loan were in compliance.

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

The credit facility contains certain restrictive covenants, which were the subject of an amendment under the Addendum to the Facility dated October 10, 2008, and mandatory prepayment in the event of the total loss or sale of a vessel. The facility as amended requires that a minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on a fixed charter of twelve months or more, 120% if 50% of the vessels are on a fixed charters of twelve months or more and 125% at all times otherwise.  The Company is also required to maintain liquid assets, as defined in an amount equal to the greater of $15 million and 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage.  As of December 31, 2008, the Company was not in compliance with the minimum value adjusted equity ratio. The ratio was 28.5% versus the required minimum of 30%.  All other financial covenants for this loan were in compliance.

The agreement requires that any modification to the financial covenants requires approval by the majority of lenders or 66.67%.  The Company requested that the Agent seek approval from the lenders to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010, in the form of a waiver.  The Company has been informed by the Agent that banks representing greater than 66.7% have approved the waiver.

The facility is payable in ten quarterly installments of $5,450,000, the first on December 15, 2006, ten quarterly installments of $5,100,000, the first on June 15, 2009 and a balloon payment of $21,500,000 due on December 15, 2011.

Interest on the facility was equal to LIBOR plus 1.0% and increased to LIBOR plus 3.0% in July 2009 as a result of the waiver. Expenses associated with the incremental borrowing on the loan of $670,000 were capitalized and are being amortized over the 5 year term of the loan.

$8,000,000 term loan facility, dated September 5, 2006

On September 5, 2006, the Company, through a wholly-owned subsidiary, entered into an $8 million term loan facility to finance the acquisition of its 50% interest in an entity which is the disponent owner of M/V SEAPOWET.

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel. The facility requires a minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on a fixed charter of twelve months or more, 120% if 50% of the vessels are on a fixed charters of twelve months or more and 125% at all times otherwise.  The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage.  As of December 31, 2008, the Company was not in compliance with the minimum value adjusted equity ratio. The ratio was 28.5% versus the required minimum of 30%.   The Company requested and the lender agreed to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010, in the form of a waiver.  All other financial covenants for this loan were in compliance.

The loan is repayable in sixteen quarterly installments of $500,000, beginning on December 7, 2006. Interest on the facility was equal to LIBOR plus 1.75% and increased in July 2009 to LIBOR plus 3.00% as a result of the waiver. Expenses associated with the loan of $221,000 were capitalized and are being amortized over the 4 year term of the loan.

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

The facility contains certain financial covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of the vessel.  The facility requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and positive working capital.  In addition, the Company is required to maintain liquid assets, as defined, in an amount equal to the greater of $15 million or 6% of its long term debt.  As of December 31, 2008, the Company was not in compliance with the minimum value adjusted equity ratio. The ratio was 28.5% versus the required minimum of 30%.  The Company requested and the lender agreed to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010, in the form of a waiver.  All other financial covenants for this loan were in compliance.

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

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“SFAS No.160”), which establishes accounting and reporting standards pertaining to ownership interest in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008.  We do not anticipate the adoption of SFAS No. 160 to have a material impact on the Company’s results of operations or financial position.

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

E.	Tabular disclosure of contractual obligations

At December 31, 2008, the Company’s contractual obligations consist of the Sakonnet Shipping Ltd., the Boss Tankers Ltd., the Cliaship Holdings Corp., the OBO Holdings, Ltd., the Seapowet Trading Ltd. and the Sachem Shipping Ltd. floating rate facilities.  No amounts remain available under any of the term loan facilities as of December 31, 2008 and 2007.  A summary of term loan facilities is provided below:

	December 31, 2008	December 31, 2007
SAKONNET (term loan facility 1/24/07)	$20,766,230	$24,552,197
MR Product Tankers (term loan facility dated 12/7/07)	25,575,000	34,000,000
CLIASHIP (term loan facility dated 10/25/07)	20,000,000	26,700,000
OBO (term loan facility dated 8/29/06)	77,950,000	99,750,000
SEAPOWET (term loan facility 9/5/06)	3,500,000	5,500,000
SACHEM (term loan facility 5/13/08)	12,500,000	9,800,000
Total	160,291,230	200,302,197
Less: Current portion	(160,291,230)	(36,807,601)

Long-term portion	$-	$163,494,596

The mortgage interest rates are stated as a margin (which varies from 1% to 4%) over LIBOR. The aggregate contractual maturities, including an estimate of the interest payable are as follows:

Contractual	Total	Less than	Interest	1-3 years	Interest	3-5 years	Interest	More than
obligations		1 year						5 years

Long-Term Debt Obligations	191,066,408	49,031,044	5,844,269	104,586,722	8,336,365	22,173,464	1,094,544	-

Capital Lease Obligations	-	-		-		-		-

Operating Lease Obligations	-	-		-		-		-

Purchase Obligations	-	-		-		-		-

Other Long-Term Liabilities	-	-		-		-		-
Total	191,066,408	49,031,044	5,844,269	104,586,722	8,336,365	22,173,464	1,094,544	-

Interest is calculated using the 3 month LIBOR rate in effect at first quarter of 2009 and the balance outstanding for the period. The Company does not expect changes in the rate to have a material impact on the Company’s financial statements due to the mitigation of some of such risk resulting from interest rate swaps.

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

Pursuant to the Company-’s Articles of Incorporation, the Board of Directors is divided into two classes of at least three persons each.  Each class is elected for a two-year term.  The Class A directors will serve until the 2009 annual meeting and the Class B directors will serve until the 2010 annual meeting of shareholders.  Officers are appointed by the Board of Directors and serve until their successors are appointed and qualified.

Michael S. Hudner - Michael S. Hudner has been President and Chief Executive Officer and a director of the Company since 1988 and Chairman of the Board of the Company since October 1993.  He is also President and a director of BHM, a director of PROTRANS, he has a controlling ownership interest, and is President and a director of NMS.  Since 1978, Mr. Hudner, in his capacity as a partner in B+H Company (“BHC”), and its predecessor, was primarily responsible for the acquisition and financing of over 100 bulk carriers, product tankers and crude oil tankers for BHC and its affiliates and joint ventures (including all the vessels owned by the Company).  Mr. Hudner is a member of the New York Bar, and is a member of the Council of the American Bureau of Shipping.  Mr. Hudner is a U.S. citizen and resides in Rhode Island, United States.

Trevor J. Williams - Mr. Williams has been principally engaged since 1985 as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry.  He is a director of PROTRANS and has been for more than five years a director and Vice President of the Company and BHM.  Mr. Williams is a Director of Excel Maritime Carriers Ltd., a publicly quoted Company.  Mr. Williams is a British citizen and resides in Bermuda.

R. Anthony Dalzell - Mr. Dalzell has been affiliated with BHM since October 1995.  He was appointed Treasurer and Chief Financial Officer of the Company in March 1997.  Mr. Dalzell was Managing Director of Ugland Brothers Ltd., a U.K.  based ship owner and ship manager from March 1982 until March 1988.  From April 1988 until December 1992, he was General Manager of NMS and Secretary and a Vice President of the Company.  From June 1993 until October 1995, Mr. Dalzell was affiliated with B+H Bulk Carriers Ltd.  Mr. Dalzell is a British citizen and resides in the United Kingdom.

Charles L. Brock - Mr. Brock has been a member of the law firm of Brock Partners since April 1995 which firm acted as United States counsel for the Company from 1995 to 2000 and since June 2002, a member of the investment banking firm of Brock Capital Group.  Mr. Brock is a U.S. citizen and resides in East Hampton, New York, United States.

John M. LeFrere - Mr. LeFrere has been a private investor and consultant to several major corporations since March 1996.  From February 1993 to March 1996, he was a Managing Director of Bankers Trust Company of New York in charge of equity research for the Capital Markets Division.  Mr. LeFrere is President of J.  V.  Equities Corp., an investment banking firm was a partner in several research and investment banking firms.  Mr. LeFrere is a U.S. citizen and resides in Florida, United States.

Anthony J. Hardy - Mr. Hardy has been Chairman since 1986 of A.J. Hardy Limited of Hong Kong, a consulting firm to the shipping industry.  Prior thereto, he was Chairman (1972-1986) and Managing Director (1965-1981) of the Wallem Group of Companies, a major international shipping group headquartered in Hong Kong.  Mr. Hardy has devoted 50 years to many aspects of the shipping industry, such as shipbroking, ship management, offshore oil rigs, and marine insurance.  He was Chairman of the Hong Kong Shipowners Association (1970-1973) and is currently Chairman of the Hong Kong Maritime Museum.  Mr. Hardy is a British citizen and resides in Hong Kong.

Per Ditlev-Simonsen - Mr. Ditlev-Simonsen is Chairman of the Board of Eidsiva Rederi ASA, an Oslo Stock Exchange listed shipping company with its main interests in bulk, car and ro-ro carriers.  Mr. Ditlev-Simonsen has more than 35 years experience in international shipping and offshore drilling.  In the years 1991-1996, he was Chairman of the Board of Christiana Bank og Kreditkasse, Norway’s second largest commercial bank and one of the world’s largest shipping banks.  Mr. Ditlev-Simonsen, the Mayor of Oslo since 1995, has served as a member of the Norwegian Parliament and the Oslo City Council, and as Chairman of the Conservative Party in Oslo.  He was also Minister of Defense in the Norwegian Government from October 1989 to November 1990.  Mr. Ditlev-Simonsen is a Norwegian citizen and resides in Oslo, Norway.

O. Michael Lewis - Mr. Lewis was the Senior Partner of London law firm Peachey & Co from 1997 to 2005 having been a partner since 1979.  Mr. Lewis specialized in advising international shipping groups.  Mr. Lewis is a trustee of the Boris Karloff Charitable Foundation.

No family relationships exist between any of the executive officers and directors of the Company.

B.	Compensation

The Company does not pay salaries or provide other direct compensation to its executive officers.  Directors who are not officers of the Company are entitled to receive annual fees of $30,000, and the Chairman of the Audit Committee is entitled to receive an additional fee of $2,000 per month.  Each director was also awarded 2,500 shares of the Company’s stock during 2007.  Certain directors and executive officers of the Company earn compensation indirectly through entities which provide services to the Company.  (See Item 7.B.  Related Party Transactions).

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

The Company employed, as of December 31, 2008, four non-salaried individuals on a part-time basis as officers of the Company and, through its vessel-owning subsidiaries, utilizes the services of approximately 290 officers and crew.  The Company’s vessels are manned principally by crews from the Philippines, Pakistan, Croatia, Turkey and India.

E.	Share ownership

See Item 7.A.  Major shareholders.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information as of October 22, 2009, concerning the beneficial ownership of the common stock of the Company by (i) the only persons known by the Company’s management to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of the Company’s directors and executive officers, and (iii) all executive officers and directors of the Company as a group:

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Common Stock (a)

Northampton Holdings Ltd.	2,011,926	36.22%
Michael S. Hudner (b)	3,693,414	66.48%
Fundamental Securities International Ltd.	1,421,848	25.59%
Devonport Holdings Ltd. (c)	1,421,848	25.59%
Harbor Holdings Corp. (d)	202,500	3.65%
Charles L. Brock	2,500	0.05%
R. Anthony Dalzell (e)	57,140	1.03%
Dean Investments Ltd.	54,540	0.98%
John M. LeFrere	2,500	0.05%
Anthony J. Hardy	2,500	0.05%
Per Ditlev-Simonsen	—	—
Trevor J. Williams (f)	3,493,414	62.88%
O. Michael Lewis	2,500	0.05%
Caiano Ship AS (g)	1,162,467	20.92%

All executive officers and directors as a group (8 persons)	3,705,914	66.71%

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

(c)	Devonport Holdings Ltd. is a general partner of the partnership that is the ultimate parent of Fundamental and is also a general partner in the ultimate owner of the general partner of 95 Associates.

(d)	Comprised of shares reissued by the Company during 2007, upon exercise of options granted to B+H Management Ltd.

(e)	Includes 54,540 shares held by Dean Investments.

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

BHM/NMS/BHES/PROTRANS

The shipowning activities of the Company are managed by an affiliate, B+H Management Ltd.  (“BHM”) under a Management Services Agreement (the “Management Agreement”) dated June 27, 1988 and amended on October 10, 1995 and on June 1, 2009, subject to the oversight and direction of the Company’s Board of Directors.

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

BHM employs Navinvest Marine Services (USA) Inc. (“NMS”), a Connecticut corporation, under an agency agreement, to assist with the performance of certain of its financial reporting and administrative duties under the Management Agreement.

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

BHES provides office space and administrative services to Straits, a wholly-owned subsidiary and owner of the AFDV to be delivered in the second quarter of 2010, for SGD 5,000 (approximately $3,468) per month.  The total paid to BHES for these services was $13,000 in 2008.

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

Information regarding these stock options is as follows:

	Shares	Option Price

Outstanding at January 1, 2007	200,690	$1.00
Granted	-	-
Exercised	200,690	$1.00
Canceled	-	-
Outstanding at December 31, 2007	-	-

As a result of BHM’s possible future management of other shipowning companies and BHM’s possible future involvement for its own account in other shipping ventures, BHM may be subject to conflicts of interest in connection with its management of the Company.  To avoid any potential conflict of interest, the management agreement between BHM and the Company provides that BHM must provide the Company with full disclosure of any disposition of handysize bulk carriers by BHM or any of its affiliates on behalf of persons other than the Company.

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

A.	Consolidated statements and other financial information

See Item 16.  Financial Statements

A.7.           Legal proceedings

There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party to or of which any of its or their property is the subject of, other than ordinary routine litigation incidental to the Company’s business.

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

The Company’s Common Stock has been publicly held and listed for trading on the American Stock Exchange (now NYSE Amex) since the completion of the Company’s public offering in August 1988.  The symbol for the Company’s Common Stock on the American Stock Exchange is “BHO.”  The Company had a secondary listing on the Oslo Stock Exchange under BHOC until it withdrew from listing on September 23, 2008.

Item 10.	ADDITIONAL INFORMATION

A.	Share capital

Not applicable

B.	Memorandum and articles of association

The Articles of Incorporation of the Company as amended July 25, 1988, were filed as Exhibit 3.1 to the Company’s Registration Statement on Form S-1, Registration No. 33-22811 (“the Registration Statement”).  The Amendment adopted October 11, 1995 to the Articles of Incorporation of the Company, was filed as Exhibit 1.1(i) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1995.  The Amendment adopted October 21, 1998 to the Articles of Incorporation, was filed as Exhibit 1.2(ii) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1998.

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

Currently, there are no governmental laws, decrees or regulations in Liberia, the country in which the Company is incorporated, which restrict the export or import of capital (including foreign exchange controls), or which affect the remittance of dividends or other payments to nonresident holders of the securities of Liberian corporations.  Also, there are no limitations currently imposed by Liberian law or by the Company’s Articles of Incorporation and By-Laws on the right of nonresident or foreign owners to hold or vote the Company’s Common Stock.

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

See Item 1 - Company Specific Risk Factors - Discussion Concerning Certain Loan Agreements and Item 3.  Operating and Financial Review Prospectus - B.  Liquidity and Capital Resources.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

Item 15.	CONTROLS AND PROCEDURES

A.           Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2008. The term disclosure controls and procedures are defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective as of December 31, 2008.

B.           The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

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

C.           Subsequent to the date of management’s evaluation, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses .

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	(a) Total Number of shares (or units) purchased	(b) Average Price Paid per Share (or units)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar value) of Shares that May Yet Be Purchased Under the Plans or Programs

MONTH # 1 (1/1/08 TO 1/31/08)	2,800	14.88
MONTH # 2 (2/1/08 TO 2/28/08)	3,800	11.03
MONTH # 3 (3/1/08 TO 3/31/08)	7,471	11.15
MONTH # 9 (9/1/08 TO 9/30/08)	13,380	10.82
MONTH # 10 (10/1/08 TO 10/31/08)	27,000	8.68
MONTH # 11 (11/1/08 TO 11/30/08)	736,260	4.00	736,260	2,945,040
MONTH # 12 (12/1/08 TO 12/31/08)	520,478	2.39

TOTAL	1,311,189			$2,945,040

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

Item 16G.	CORPORATE GOVERNANCE

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

Item 17.	FINANCIAL STATEMENTS

The Company has elected to furnish the financial statements and related information specified in Item 18.

Item 18.	FINANCIAL STATEMENTS.

The following Consolidated Financial Statements of the Company and its subsidiaries appear at the end of this Annual Report:

Item 19.	EXHIBITS

(a)           Exhibits, Exhibit Number, Description

1.1.           Form of Amended and Restated Articles of Incorporation of the Company1

1.2.           Form of Amended and Restated By-Laws of the Company2

4.1.           Management Services Agreement dated June 27, 1988 between the Company and B+H Ocean Management3

4.1(a)       Amendment No. 1 to Management Services Agreement dated June 27, 1988 between the Company and B+H Ocean Management, dated October 10, 19954

4.1(b)       Amendment No. 2 to Management Services Agreement dated June 27, 1988 between the Company and B+H Ocean Management, dated June 1, 20095

4.2            Loan Agreement dated August 29, 2006 by and between Nordea Bank Finland Plc., Nordea Bank Norge ASA, OBO Holdings Ltd. and certain other financial institutions listed therein relating to a loan facility of $202,000,0006

4.3           Addendum No. 1 to Loan Agreement dated August 29, 2006 by and between Nordea Bank Finland Plc., Nordea Bank Norge ASA, OBO Holdings Ltd. and certain other financial institutions listed therein relating to a loan facility of $202,000,000, dated October 10, 20087

4.4           Loan Agreement dated September 5, 2006 by and between Seapowet Trading Ltd., Nordea Bank Norge ASA and certain other financial institutions listed therein relating to a loan facility of $8,000,0008

1
Filed as Exhibit 3.1 to the Company’s Registration Statement on Form S-1, Registration No. 33-22811 (the “Registration Statement”)..  The Amendment adopted October 11, 1995 to the Articles of Incorporation was filed as Exhibit 1.1(i) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1995.  The Amendment adopted October 21, 1998 to the Articles of Incorporation, was filed as Exhibit 1.2(ii) to the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 1998.

[2]
Filed as Exhibit 3.2 to the Registration Statement. The Amendment adopted October 11, 1995 to the By-Laws was filed as Exhibit 1.2(i) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1995. The Amendment adopted October 21, 1998 to the By-Laws was filed as Exhibit 1.2(iii) to the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 1998.

[3]	Filed as Exhibit 10.1 to the Registration Statement.
[4]	Filed herewith.
[5]	Filed herewith.
[6]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on May 3, 2007.
[7]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.
[8]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on May 3, 2007.

4.5           Loan Agreement dated September 7, 2007 by and between Boss Tankers, Ltd., Bank of Scotland and certain other financial institutions listed therein relating to a term loan facility of $25,500,0009

4.6           Amendment to Loan Agreement dated September 7, 2007 by and between Boss Tankers, Ltd., Bank of Scotland and certain other financial institutions listed therein relating to a term loan facility of $25,500,000, dated December 7, 200710

4.7           Loan Agreement dated October 25, 2007 by and between Cliaship Holdings Ltd., Nordea Bank Norge ASA and certain other financial institutions listed therein relating to a loan facility of $26,700,00011

4.8           Loan Agreement dated January 24, 2007 by and between Sakonnet Shipping Ltd., The Bank of Nova Scotia Asia, Ltd. and certain other financial institutions listed therein relating to a loan facility of $27,300,00012

4.9           Side letter relating to the Loan Agreement dated January 24, 2007 by and between Sakonnet Shipping Ltd., The Bank of Nova Scotia Asia, Ltd. and certain other financial institutions listed therein relating to a loan facility of $27,300,00013

4.10        Loan Agreement dated May 13, 2008 by and between Sachem Shipping Ltd., DVB Bank AG, DVB Group Merchant Bank (Asia) Ltd. and certain other financial institutions listed therein relating to a loan facility of $30,000,00014

4.11        Side Letter relating to the Loan Agreement dated May 13, 2008 by and between Sachem Shipping Ltd., DVB Bank AG, DVB Group Merchant Bank (Asia) Ltd. and certain other financial institutions listed therein relating to a loan facility of $30,000,000, dated October 28, 200815

4.12        Letter of Credit Facility Agreement dated July 31, 2008 by and between Straits Offshore Ltd. and HSH Nordbank AG, New York Branch in the amount of $23,205,00016

4.13        Agreement dated September 1, 2008 between Straits Offshore and B+H Equimar Singapore17

8.1           Subsidiaries of the Company18

[9]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June 16, 2008.
[10]	Filed herewith.
[11]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June 16, 2008.
[12]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June 16, 2008.
[13]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.
[14]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.
[15]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.
[16]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.
[17]	Filed herewith.
[18]	Filed herewith.

12.1           Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer19

12.2           Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer20

13.1           Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 200221

13.2           Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 200222

[19]	Filed herewith.
[20]	Filed herewith.
[21]	Filed herewith.
[22]	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B+H OCEAN CARRIERS LTD.
(Registrant)

By:	/s/ Michael S. Hudner
Chairman of the Board, President and
Chief Executive Officer

Item 18.	FINANCIAL STATEMENTS.

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

/s/ Ernst & Young LLP

Providence, RI
June 30, 2009, except for Note 12,
as to which the date is November 6, 2009

B+H Ocean Carriers Ltd.
Consolidated Balance Sheets
December 31, 2008 and 2007

	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$30,483,501	$61,604,868
Marketable equity securities	233,779	982,300
Trade accounts receivable, less allowance for doubtful accounts of $252,633 and $336,392 in 2008 and 2007, respectively	2,534,775	4,748,262
Vessels held for sale	17,735,000	24,984,092
Inventories	2,828,070	3,406,856
Prepaid expenses and other current assets	3,486,587	1,682,264
Total current assets	57,301,712	97,408,642

Vessels, at cost:	358,800,247	344,351,597
Vessels	(76,596,657)	(61,888,379)
Less - Accumulated depreciation	282,203,590	282,463,218

Investment in Nordan OBO 2 Inc.	12,425,181	9,991,686
Fair value of derivative instruments	-	7,325,622
Other assets	2,858,861	3,644,306

Total assets	$354,789,344	$400,833,474

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$19,800,733	$35,178,817
Accrued liabilities	5,611,280	3,111,242
Accrued interest	510,754	1,232,131
Current portion of mortgage payable and unsecured debt	160,291,230	36,807,601
Floating rate bonds payable	15,500,000	-
Deferred income	6,818,299	6,578,016
Other liabilities	109,523	234,300
Total current liabilities	208,641,819	83,142,107

Fair value of derivative liability	4,982,914	1,760,149
Mortgage payable	-	163,494,596
Floating rate bonds payable	-	20,000,000

Commitments and contingencies (Note 8)	-	-

SHAREHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, $0.01 par value; 30,000,000 shares authorized; 7,557,268 shares issued, 5,555,426 and 6,866,615 shares outstanding as of December 31, 2008 and 2007, respectively	75,572	75,572
Paid-in capital	93,863,094	93,863,094
Retained earnings	66,564,545	50,699,429
Accumulated other comprehensive loss	(3,226,799)	(824,786)
Treasury stock	(16,111,801)	(11,376,687)
Total shareholders’ equity	141,164,611	132,436,622
Total liabilities and shareholders’ equity	$354,789,344	$400,833,474

The accompanying notes are an integral part of these consolidated financial statement.

B+H Ocean Carriers Ltd.
Consolidated Statements of Income
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Revenues:
Voyage and time charter revenues	$104,018,073	$110,917,094	$95,591,276
Other revenue	890,842	1,499,737	1,287,775
Total revenues	104,908,915	112,416,831	96,879,051

Operating expenses:
Voyage expenses	28,097,799	27,882,163	14,792,322
Vessel operating expenses, drydocking and survey costs	46,845,031	39,366,478	34,159,942
Depreciation	16,443,807	15,201,220	14,958,342
Amortization of deferred charges	8,755,356	6,341,330	1,854,000
Impairment charge on vessel	7,364,675	-	-
Gain on sale of vessels	(13,262,590)	-	-
General and administrative:
Management fees to related party	1,199,581	2,252,608	1,223,496
Consulting and professional fees, and other expenses	4,836,247	5,096,763	4,030,827
Total operating expenses	100,279,906	96,140,562	71,018,929

Income from vessel operations	4,629,009	16,276,269	25,860,122

Other income (expense):
Interest expense	(11,249,461)	(12,740,894)	(10,676,048)
Interest income	1,156,151	3,121,273	2,377,298
Income from investment in Nordan OBO 2 Inc.	3,933,495	790,288	1,262,846
Gain (loss) on fair value of derivatives	16,055,794	(3,419,797)	(321,690)
Gain (loss) on value of interest rate swaps	(763,935)	(1,250,395)	318,253
Loss on other investments	(240,937)	(757,567)	(46,468)
Gain on debt extinguishment	2,345,000	-	-
Total other income (expense), net	11,236,107	(14,257,092)	(7,085,809)

Net income	$15,865,116	$2,019,177	$18,774,313

Basic earnings per common share	$2.36	$0.29	$2.67

Diluted earnings per common share	$2.36	$0.29	$2.59

Weighted average number of common shares outstanding:
Basic	6,723,832	6,994,843	7,027,343
Diluted	6,723,832	7,031,210	7,237,453

The accompanying notes are an integral part of these consolidated financial statement.

B+H Ocean Carriers Ltd.
Consolidated Statements of Shareholders’ Equity

	Common Stock	Treasury Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

Balance, December 31, 2005	75,572	(3,969,707)	94,042,310	29,905,939	-	120,054,114

Net income	-	-	-	18,774,313	-	18,774,313
Change in fair value of cash flow hedge					18,183	18,183
Comprehensive income	-	-	-	18,774,313	18,183	18,792,496
Common stock issued (3)	-	-	(234,649)	-	-	(234,649)
Treasury shares issued (1)	-	93,960	165,133	-	-	259,093
Treasury shares issued (2)	-	142,349	(111,579)	-	-	30,770
Treasury shares acquired (4)	-	(2,921,642)	-	-	-	(2,921,642)
Balance, December 31, 2006	75,572	(6,655,040)	93,861,215	48,680,252	18,183	135,980,182

Net income	-	-	-	2,019,177	-	2,019,177
Change in fair value of cash flow hedge	-	-	-	-	(842,969)	(842,969)
Comprehensive income				2,019,177	(842,969)	1,176,208
Common stock issued (3)	-		(45,646)	-	-	(45,646)
Treasury shares issued (1)	-	16,878	16,634	-	-	33,512
Treasury shares issued (2)	-	1,088,239	(887,549)	-	-	200,690
Treasury shares issued (5)	-	537,560	918,440	-	-	1,456,000
Treasury shares acquired (4)	-	(6,364,324)	-	-	-	(6,364,324)
Balance, December 31, 2007	75,572	(11,376,687)	93,863,094	50,699,429	(824,786)	132,436,622

Net income	-	-	-	15,865,116	-	15,865,116
Change in fair value of cash flow hedge	-	-	-	-	(2,402,013)	(2,402,013)
Comprehensive income				15,865,116	(2,402,013)	13,463,103
Treasury shares acquired (4)	-	(4,735,114)	-	-	-	(4,735,114)
Balance, December 31, 2008	75,572	(16,111,801)	93,863,094	66,564,545	(3,226,799)	141,164,611

Shares outstanding at December 31, 2008, 2007 and 2006 totaled 5,555,426, 6,866,615 and 6,964,745, respectively.

(1)	Treasury shares issued per 1998 Agreement, see NOTE 5.

(2)	Pursuant to a program to repurchase up to 600,000 shares for reissuance to B+H Management Ltd. (“BHM”) when options are exercised. See NOTE 5.

(3)	Expenses related to private placement of shares in 2005.

(4)	Pursuant to a program to repurchase up to 10% of the Company’s shares, which was authorized by the Board of Directors in October 2005.

(5)	Shares granted to BHM and to the Board of Directors.

B+H Ocean Carriers Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$15,865,116	$2,019,177	$18,774,313
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Vessel depreciation	16,443,807	15,201,220	10,471,342
Amortization of deferred charges	8,755,356	6,341,330	6,341,000
Impairment charge on vessel	7,364,675
Gain on sale of vessels	(13,262,590)	-	-
Loss on value of interest rate swaps	763,935	1,250,395	-
Gain (loss) on value of put contracts	(14,494,776)	3,419,797
(Reduction) increase in allowance for uncollectible accounts	(83,759)	216,000	(109,000)
Other losses, net	326,194	128,707	49,905
Compensation expense recognized under stock awards	-	1,489,512	-
Gain on debt extinguishment	(2,345,000)
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	2,297,246	(2,431,552)	(165,138)
Decrease (increase) in inventories	578,786	(859,080)	(1,692,690)
Increase in prepaid expenses and other current assets	(1,804,323)	(341,350)	(198,084)
(Decrease) increase in accounts payable	(15,378,084)	23,720,892	7,432,006
Increase (decrease) in accrued liabilities	2,500,038	(766,337)	2,129,670
(Decrease) increase in accrued interest	(721,377)	141,654	635,857
Increase (decrease) in deferred income	240,283	(768,174)	1,930,774
(Decrease) increase in other liabilities	(124,777)	83,589	90,875
Payments for special surveys	(7,691,627)	(7,984,217)	(7,100,744)
Total adjustments	(16,635,993)	38,842,386	19,815,773
Net cash (used in) provided by operating activities	(770,877)	40,861,563	38,590,086

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase and investment in vessels	(6,829,373)	(19,600,000)	(16,190,000)
Proceeds from sale of vessels	38,116,601	-	-
Investment in vessel conversion	(34,336,062)	(39,107,941)	(7,881,467)
Investment in Nordan OBO II Inc.	(3,933,495)	(790,288)	(14,326,398)
Dividends from Nordan OBO II Inc.	1,500,000	1,375,000	3,750,000
Investment in put option contracts	-	(10,008,075)	(1,055,813)
Proceeds from sale of put option contracts	21,787,494	-	-
Purchase of marketable equity securities	(2,123,942)	(163,455)	(469,006)
Redemption of marketable equity securities, net	2,664,367	-	-
Net cash provided (used) in investing activities	16,845,590	(68,294,759)	(36,172,684)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt financing costs	(294,999)	(1,526,501)	(1,481,505)
Issuance of common stock, net of issuance costs	-	(45,646)	(234,649)
Purchase of treasury stock	(4,735,114)	(6,364,324)	(2,921,642)
Issuance of treasury shares	-	200,690	289,863
Purchase of debt securities	(2,155,000)	-	(5,000,000)
Proceeds from mortgage financing	30,000,000	88,700,000	22,263,000
Proceeds from issuance of floating rate bonds	-	-	25,000,000
Payments of unsecured debt	-	(31,402,960)	(1,356,092)
Payments of mortgage principal	(70,010,967)	(38,914,223)	(21,413,000)
Net cash (used) provided by financing activities	(47,196,080)	10,647,036	15,145,975

Net (decrease) increase in cash and cash equivalents	(31,121,367)	(16,786,160)	17,563,377
Cash and cash equivalents, beginning of year	61,604,868	78,391,028	60,827,651
Cash and cash equivalents, end of year	$30,483,501	$61,604,868	$78,391,028

Supplemental schedule of noncash financing and investment transactions (NOTE 10).

NOTE 1 — ORGANIZATION

B+H Ocean Carriers Ltd.  (the “Company”), a Liberian Corporation, was incorporated in April 1988 and was initially capitalized on June 27, 1988.  The Company is engaged in the business of acquiring, investing in, owning, operating and selling product tankers, OBO (Ore/Bulk/Oil), an Accommodation Field Development Vessel (“AFDV”) and bulk carriers.  In August 1988, the Company completed a public offering of 4,000,000 shares of its common stock.  In May 2005, the Company made a private offering of 3,243,243 shares of its common stock.

As of December 31, 2008, the Company owned and operated four medium range and one panamax product tankers, five OBO (Ore/Bulk/Oil) combination carriers and three bulk carriers.  Through its subsidiary,  Straits Offshore Ltd, the Company entered into an agreement to purchase an Accommodation Field Development Vessel which was under construction in Malaysia and due to be delivered to the Company in second quarter 2010.  The Company also owns a 50% interest in the disponent owner of a combination carrier through its interest in Nordan OBO 2 Inc (“Nordan”), which was acquired in March 2006.  The Company accounts for its interest in Nordan under the equity method.  As of December 31, 2007, the Company owned and operated seven medium range and two panamax product tankers and six combination carriers.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The Company’s securities are bought and held principally for the purpose of selling in the near term (and are thus generally held for only a short period of time).  Furthermore, the trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.  As such, the Company has determined that the classification of cash flows from purchases, sales and maturities of trading securities as investing cash flows is consistent with SFAS No. 95.

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

Repairs and maintenance:

Expenditures for repairs and maintenance and interim drydocking of vessels are charged against income in the year incurred.  Repairs and maintenance expense approximated $4.3 million, $2.2 million and $1.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.  Interim drydocking expense was approximately $1.9 million, $0.5 million and $0.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Impairment of long-lived assets:

The Company is required to review its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable.  Upon the occurrence of an indicator of impairment, long-lived assets are measured for impairment when the estimate of undiscounted future cash flows expected to be generated by the asset is less than its carrying amount.  Measurement of the impairment loss is based on the asset grouping and is calculated based upon comparison of the fair value to the carrying value of the asset grouping.  During 2008, the Company recorded an impairment charge of $7.4 related to the M/V Algonquin.

As a result of this impairment charge and the decline in dry bulk carrier time charter rates, the Company determined that an indicator of impairment existed with respect to its dry bulk carriers.  Accordingly, the Company performed an impairment analysis on those two vessels.  No indicators of impairment were present related to the other vessels in the Company’s fleet.  The Company compared the undiscounted cash flows to the carrying values for each bulk carrier to determine if the vessels were recoverable.  The analysis was performed using historical average time charter rates as well as management’s estimation and judgment in forecasting future rates and operating results.  These estimates are consistent with the plans and forecasts used by management to conduct its business.  The analysis indicated that the carrying value of the vessels was recoverable. SEE NOTE 12.

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

Level 1 - quoted prices in active markets for identical assets and liabilities

Level 2 - observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 - unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis were as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

Description	12/31/08	Level 1	Level 2	Level 3

Marketable Securities	$233,779	$233,779	-	-
Interest rate hedge	(4,926,097)		(4,926,097)	-
Foreign currency contracts	(56,817)		(56,817)	-
Total	$(4,749,135	$233,779	$(4,982,914)

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

NOTE 3 — GOING CONCERN

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

NOTE 4 — ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS Vessel acquisitions and related amendments of loan facility:

On July 29, 2008, Straits entered into an agreement to acquire an Accommodation Field Development Vessel (“AFDV”) upon completion of the construction of the vessel for $35.9 million.  On September 12, 2008, an amendment was agreed under which the price was increased by $2.6 million to $38.5 million to provide for additional equipment.  The purchase is secured by a $25.8 million letter of credit, which is secured, inter alia, by the Company.  The vessel is expected to be delivered in the second quarter of 2010.  In addition, Straits has placed an order for a 300T crane and an 8 point mooring system for the AFDV at a cost of Euros 3.4 million (approximately $4.8 million) and SGD $3.1 million (approximately $2.2 million), respectively.  Thus far in 2009, the Company has committed to purchase additional equipment for approximately $1.4 million.

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

The following four MR product tankers are encumbered by the $34,000,000 term loan facility, dated December 7, 2007.  The loan balance was $25,575,000 at December 31, 2008. SEE NOTE 7.

M/T AGAWAM

M/T ANAWAN

M/T AQUIDNECK

M/T PEQUOD

The following vessels are encumbered by the $202,000,000 term loan facility, dated August 29, 2006.  The loan balance was $77,950,000 at December 31, 2008.  SEE NOTE 7.

OBO BONNIE SMITHWICK

OBO RIP HUDNER

OBO SEAROSE G

OBO ROGER M JONES

M/T SAGAMORE

The following vessels are encumbered by the $26,700,000 loan facility, dated October 25, 2007.  The loan balance was $20,000,000 at December 31, 2008.  SEE NOTE 7.

OBO SACHUEST (Sold on March 27, 2008)

M/T ACUSHNET (Sold on February 26, 2008)

M/V CAPT THOMAS J HUDNER

M/T ALGONQUIN

See ITEM 4. INFORMATION ON THE COMPANY A. History and Development of the Company – 2009 acquisitions, disposals and other significant transactions.

OBO SAKONNET is encumbered by the $27,300,000 term loan facility, dated January 24, 2007.  The loan balance was $20,766,230 at December 31, 2008. SEE NOTE 7.

M/V SACHEM is encumbered by the $30,000,000 term loan facility, dated May 13, 2008.  The loan balance was $12,500,000.  SEE NOTE 7.

Vessels, net:

The amounts in the accompanying consolidated balance sheets are summarized as follows:

	12/31/2006		2007
Vessels	Cost	Accumulated	Additions	Disposals	Deletions	Additions	Total vessel at Cost	Accumulated Depreciation	Vessel Held for Sale	Accumulated Depreciation
	Vessels	Depreciation	Vessel/ Conversion/ Equipment	Equipment	Depreciation	depreciation	12/31/2007	12/31/2007		Vessel Held for Sale
Acushnet	$10,703,003	$(5,696,005)	$92,691	$-	$-	$(515,377)	$10,795,694	$(6,211,382)	$10,795,694	$(6,211,382)
Agawam	10,786,071	(5,049,102)	5,328,070	-	-	(1,605,717)	$16,114,141	$(6,654,819)
Algonquin	8,743,751	(3,697,895)	11,327,010	-	-	(439,948)	$20,070,761	$(4,137,843)
Anawan	15,759,925	(5,307,483)	105,454	-	-	(1,814,836)	$15,865,379	$(7,122,319)
Aquidneck	9,070,861	(3,839,823)	6,595,047	-	-	(1,996,262)	$15,665,908	$(5,836,085)
Bonnie Smithwick	35,804,454	(3,273,121)	-	-	-	(1,801,944)	$35,804,454	$(5,075,065)
Pequod	14,623,412	(7,987,306)	8,357,208	-	-	(1,435,300)	$22,980,620	$(9,422,606)
Rip Hudner	37,216,779	(3,273,724)	-	-	-	(1,780,788)	$37,216,779	$(5,054,512)
Roger Jones	33,250,000	(2,364,825)	230,495	-	-	(1,777,188)	$33,480,495	$(4,142,013)
Sachuest	24,356,655	(3,617,483)	190,914	-	-	(530,306)	$24,547,569	$(4,147,789)	24,547,569	(4,147,789)
Sagamore	26,236,808	(1,802,326)	-	-	-	(1,743,829)	$26,236,808	$(3,546,155)
Sakonnet	36,400,000	(1,519,649)	-	-	-	(1,943,236)	$36,400,000	$(3,462,885)
Sachem	12,590,047	(437,059)	14,572,340	-	-	(1,075,048)	$27,162,387	$(1,512,107)
Searose G	37,200,000	(3,205,420)	-	-	-	(1,780,788)	$37,200,000	$(4,986,208)
TJ Hudner			19,906,239	-	-	(694,515)	$19,906,239	$(694,515)
Other	260,936	(241,247)	(13,310)	-	-	-	$247,626	$(241,247)
Total	313,002,702	(51,312,468)	66,692,158	-	-	(20,935,082)	379,694,860	(72,247,550)
Vessel held for sale							(35,343,263)	10,359,171
Total after reclass	313,002,702	(51,312,468)					344,351,597	(61,888,379)
Net book value of owned vessels		$261,690,234					$282,463,218

	12/31/2007		2008
Vessels	Cost	Accumulated	Additions	Disposals	Deletions	Additions	Additions	Total vessel at Cost	Accumulated Depreciation	Vessel Held for Sale	Accumulated Depreciation
	Vessels	Depreciation	Vessel/ Conversion/ Equipment	Equipments	Depreciation	Depreciation	Impairment Charge	12/31/2008	12/31/2008		for Vessel Held for Sale
Agawam	$16,114,141	$6,654,819)	$21,754	$(1,358,187)	$1,358,187	$(1,717,011)		$14,777,708	(7,013,643)
Algonquin	20,070,761	(4,137,843)	9,488,366	(31,532)	31,532	(321,609)	(7,364,675)	$29,527,595	(11,792,595)	(29,527,595)	11,792,595
Anawan	15,865,379	(7,122,319)	15,000	(1,589,650)	1,589,650	(1,825,568)		$14,290,729	(7,358,237)
Aquidneck	15,665,908	(5,836,085)	4,059	(1,046,026)	1,046,026	(2,144,083)		$14,623,941	(6,934,142)
Bonnie Smithwick	35,804,454	(5,075,065)	526,972			(1,801,944)		$36,331,426	(6,877,009)
Pequod	22,980,620	(9,422,606)	-	(823,889)	953,970	(2,808,924)		$22,156,731	(11,277,560)
Rip Hudner	37,216,779	(5,054,512)	1,568,665			(1,780,788)		$38,785,444	(6,835,300)
Roger Jones	33,480,495	(4,142,013)	1,464,031			(2,045,488)		$34,944,526	(6,187,501)
Sagamore	26,236,808	(3,546,155)	-			(1,743,945)		$26,236,808	(5,290,100)
Sakonnet	36,400,000	(3,462,885)	2,993,949			(2,217,679)		$39,393,949	(5,680,564)
Sachem	27,162,387	(1,512,107)	8,652,266			(2,596,375)		$35,814,653	(4,108,482)
Searose G	37,200,000	(4,986,208)	367,665			(1,780,788)		$37,567,665	(6,766,996)
TJ Hudner	19,906,239	(694,515)	17,101,385			(1,362,892)		$37,007,624	(2,057,407)
Other	247,626	(241,247)	(176,423)	(31,533)	31,531	-		$39,670	(209,716)
Accommodation Barge			6,829,373	-		-		$6,829,373	-
Total	$344,351,597	$(61,888,379)	$48,857,062	$(4,880,817)	$5,010,896	$(24,147,094)	$(7,364,675)	$388,327,842	$(88,389,252)
Vessel held for sale	-	-						(29,527,595)	11,792,595
	344,351,597	(61,888,379)						358,800,247	(76,596,657)
Net book value of owned vessels		$282,463,218						$282,203,590

•	Prior year acquisitions, disposals and other significant transactions

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

Also in January 2006, the Company, through a wholly-owned subsidiary, acquired a 50% shareholding in Nordan which is the disponent owner of a 1992-built 72,389 DWT combination carrier, effected through a lease structure.  The terms of the transaction were based on a vessel value of $30.4 million.  The vessel was fixed on a three-year charter commencing in February 2006.  The charter included a 50% profit sharing arrangement above a guaranteed minimum daily rate.  On September 5, 2006, the Company, entered into an $8 million term loan facility agreement to finance a portion of the purchase price.  See NOTE 6-MORTGAGE PAYABLE.

NOTE 5 — OTHER ASSETS

“Other Assets” is comprised of the following:

	2008	2007

Debt financing and related fees, net	$2,610,659	$3,367,728
Other assets	248,202	276,578
Total other assets	$2,858,861	$3,644,306

Mortgage commitment and related fees incurred in connection with the Company’s loan facilities are being amortized over the terms of the respective loans.

NOTE 6— RELATED PARTY TRANSACTIONS

BHM/NMS/BHES/PROTRANS

The shipowning activities of the Company are managed by an affiliate, B+H Management Ltd.  (“BHM”) under a Management Services Agreement (the “Management Agreement”) dated June 27, 1988 and as amended on October 10, 1995 and on June 1, 2009, subject to the oversight and direction of the Company’s Board of Directors.

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

BHM employs Navinvest Marine Services (USA) Inc.  (“NMS”), a Connecticut corporation, under an agency agreement, to assist with the performance of certain of its financial reporting and administrative duties under the Management Agreement.

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

BHES provides office space and administrative services to Straits, a wholly-owned subsidiary and owner of the AFDV to be delivered in the second quarter of 2010, for SGD5,000 (approximately $3,468) per month.  The total paid to BHES for these services was $13,000 in 2008.

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

Information regarding these stock options is as follows:

	Shares	Option Prices

Outstanding at January 1, 2007	200,690	$1.00
Granted	-	-
Exercised	200,690	$1.00
Canceled	-	-
Outstanding at December 31, 2007	-	-

As a result of BHM’s possible future management of other shipowning companies and BHM’s possible future involvement for its own account in other shipping ventures, BHM may be subject to conflicts of interest in connection with its management of the Company.  To avoid any potential conflict of interest, the management agreement between BHM and the Company provides that BHM must provide the Company with full disclosure of any disposition of handysize bulk carriers by BHM or any of its affiliates on behalf of persons other than the Company.

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

NOTE 7— MORTGAGE PAYABLE

The following table provides a summary of the Company’s various loan facilities at each balance sheet date:

	December 31, 2008	December 31, 2007
SAKONNET (term loan facility 1/24/07)	$20,766,230	$24,552,197
MR Product Tankers (term loan facility dated 12/7/07)	25,575,000	34,000,000
CLIASHIP (term loan facility dated 10/25/07)	20,000,000	26,700,000
OBO (term loan facility dated 8/29/06)	77,950,000	99,750,000
SEAPOWET (term loan facility 9/5/06)	3,500,000	5,500,000
SACHEM (term loan facility 5/13/08)	12,500,000	9,800,000
Total	160,291,230	200,302,197
Less: Current portion	(160,291,230)	(36,807,601)

Long-term portion	$-	$163,494,596

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

On February 26, 2008, the Company, through a wholly-owned subsidiary, sold M/T ACHUSHNET for $7.8 million.  On March 27, 2008, the Company, through a wholly-owned subsidiary, sold M/V SACHUEST for $31.3 million and paid the loan down by $6,700,000.  The loan is payable in thirteen quarterly installments of $812,500, the first on July 30, 2009, and one final payment of $687,500 in October 2012.  Interest on the facility was equal to LIBOR plus 1.0% and increased in July 2009 to LIBOR plus 3.00% as result of waiver discussed below.

Expenses associated with the amended loan facility amounted to approximately $351,000, which are capitalized and are being amortized over the five-year period of the loan.

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel and a loan to value ratio of 120%.  The facility requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on fixed charters of twelve months or more, 120% if 50% of the vessels are on fixed charters of twelve months or more and 125% at all times otherwise.  The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage.  As of December 31, 2008, the Company was not in compliance with the minimum value adjusted equity ratio.  The ratio was 28.5% versus the required minimum of 30%.  The Company requested and the lender agreed to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010, in the form of a waiver.  All other financial covenants for this loan were in compliance.

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

The credit facility contains certain restrictive covenants, which were the subject of an amendment under the Addendum to the Facility dated October 10, 2008, and mandatory prepayment in the event of the total loss or sale of a vessel.  The facility as amended requires that a minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on a fixed charter of twelve months or more, 120% if 50% of the vessels are on a fixed charters of twelve months or more and 125% at all times otherwise.  The Company is also required to maintain liquid assets, as defined in an amount equal to the greater of $15 million and 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage.  As of December 31, 2008, the Company was not in compliance with the minimum value adjusted equity ratio.  The ratio was 28.5% versus the required minimum of 30%.  All other financial covenants for this loan were in compliance.  The agreement requires that any modification to the financial covenants requires approval by the majority of lenders or 66.67%.  The Company requested that the Agent seek approval from the lenders to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010, in the form of a waiver.  The Company has been informed by the Agent that banks representing greater than 66.7% have approved the waiver.

The facility is payable in ten quarterly installments of $5,450,000, the first on December 15, 2006, ten quarterly installments of $5,100,000, the first on June 15, 2009 and a balloon payment of $21,500,000 due on December 15, 2011.

Interest on the facility was equal to LIBOR plus 1.0% and increased in July 2009 to LIBOR plus 3.0% as a result of the waiver.  Expenses associated with the incremental borrowing on the loan of $670,000 were capitalized and are being amortized over the 5 year term of the loan.

$8,000,000 term loan facility, dated September 5, 2006

On September 5, 2006, the Company, through a wholly-owned subsidiary, entered into an $8 million term loan facility to finance the acquisition of its 50% interest in an entity which is the disponent owner of M/V SEAPOWET.

The facility contains certain restrictive covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of a vessel.  The facility requires a minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and an EBITDA to fixed charges ratio of at least 115% if 75% of the vessels are on a fixed charter of twelve months or more, 120% if 50% of the vessels are on a fixed charters of twelve months or more and 125% at all times otherwise.  The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $15.0 million or 6% of the aggregate indebtedness of the Company on a consolidated basis, positive working capital and adequate insurance coverage.  As of December 31, 2008, the Company was not in compliance with the minimum value adjusted equity ratio.  The ratio was 28.5% versus the required minimum of 30%.   The Company requested and the lender agreed to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010, in the form of a waiver.  All other financial covenants for this loan were in compliance.

The loan is repayable in sixteen quarterly installments of $500,000, beginning on December 7, 2006.  Interest on the facility was equal to LIBOR plus 1.75% and increased in July 2009 to LIBOR plus 3.00% as a result of the waiver.  Expenses associated with the loan of $221,000 were capitalized and are being amortized over the 4 year term of the loan.

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

The facility contains certain financial covenants on the Company and requires mandatory prepayment in the event of the total loss or sale of the vessel.  The facility requires minimum value adjusted equity of $50 million, a minimum value adjusted equity ratio (as defined) of 30% and positive working capital.  In addition, the Company is required to maintain liquid assets, as defined, in an amount equal to the greater of $15 million or 6% of its long term debt.  As of December 31, 2008, the Company was not in compliance with the minimum value adjusted equity ratio.  The ratio was 28.5% versus the required minimum of 30%.  The Company requested and the lender agreed to reduce the Value Adjusted Equity ratio from the required 30% to 20% effective December 31, 2008 through January 1, 2010.  All other financial covenants for this loan were in compliance.  .

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

NOTE 8 - BONDS PAYABLE

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

The bond facility contains certain restrictive covenants which restrict the payment of dividends. The facility requires a minimum value adjusted equity ratio (as defined) of 25%. At December 31, 2008, the Company was in compliance with these covenants and is likely to remain in compliance throughout 2009.  However, the bond agreement contains a cross default provision that essentially enables the lender to call the bonds if the Company defaults on a separate loan facility.  The Company reclassified its long term debt because of a determination prospectively that certain covenants in certain long term agreements may be breached during 2009. As such, the Company has recorded the entire balance of the bonds as current as of December 31, 2008.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

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

On July 31, 2008 (as amended September 12, 2008), the Company, through a wholly-owned subsidiary, entered into an agreement to acquire an AFDV upon completion of the construction of the vessel for $38.5 million.  The purchase is secured by a $25.8 million Letter of Credit, which is secured, inter alia, by the Company.  The vessel is expected to be delivered in the second quarter of 2010.

The Company does not currently have any mortgage or loan or rental commitments for leased or owned facilities.

NOTE 10 — SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest was $11,884,000, $12,256,000 and $9,971,000 during the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 11 – INVESTMENT IN NORDAN

In March 2006, the Company paid $13.0 million for a 50% ownership interest in Nordan OBO 2, Inc. (Nordan).  Nordan has as its primary asset a bareboat charter on a 1992 combination carrier whose value was approximately $30.4 million as of March 2006.  As of March 2006, the underlying equity of Nordan totaled approximately $17.1 million.  The Company has concluded that the equity method of accounting is the most appropriate method under which to account for its investment, as the Company does not have control of Nordan and can exert significant influence.  The Company has determined that the difference between its cost and its share of the fair value of Nordan’s net identifiable assets ($4.4 million) should be allocated to Nordan’s vessel and depreciated over the vessel’s remaining useful life (as this is the primary asset of Nordan).  During the years ended December 31, 2008 and 2007, approximately $275,000 of additional depreciation expense related to the difference between the Company’s cost of its investment in Nordan and the amount of underlying equity in net assets of Nordan has been included within Income from Investment in Nordan OBO 2 Inc. in the accompanying Consolidated Statements of Income .

The following table provides summarized unaudited financial information for the Company’s investment in Nordan:

Investment in Nordan – Summary Financial Information (unaudited)
	December 31, 2008	December 31, 2007	December 31, 2006

Current Assets:	$8,492,543	$2,021,081	$1,502,903

Property, plant, equipment and other assets	17,519,801	19,249,386	19,253,640

Current Liabilities:	1,261,091	1,786,132	789,176

Long term capital lease obligation	7,950,470	7,973,384	7,964,399
Voyage, time and bareboat charter revenues	8,809,292	7,467,510	7,763,878
Income from vessel operations	3,613,805	2,728,148	3,462,584
Net income	8,289,832	2,257,983	3,081,640

Net income during 2008 includes $5.0 million related to a forfeited deposit by a potential buyer of Nordan's vessel.

NOTE 12 — SUBSEQUENT EVENTS

On January 15, 2009, the Company, through a wholly-owned subsidiary, sold M/V ALGONQUIN for $18.0 million. No gain or loss was recorded as the carrying value was written down to estimated fair value during 2008, resulting in an impairment charge of $7.4 million during 2008.

During the first quarter of 2009, the Company purchased additional unsecured bonds with a face value of $2.0 million and realized a $1.4 million gain.  As a result of this debt extinguishment, total bonds payable at March 31, 2009 was $13.5 million.   The Company has not purchased any bonds since March 31, 2009.

On August 21, 2009, the Company, through a wholly-owned subsidiary, sold M/T AGAWAM for $4.1 million. The sale resulted in a loss of approximately $3.0 million in the third quarter of 2009.  BHM received brokerage commission of $40,500 in connection with the sale.

On August 27, 2009, the Company, through a wholly-owned subsidiary, sold M/T PEQUOD for $4.1 million. The sale resulted in a loss of approximately $5.3 million in the third quarter of 2009.  BHM received brokerage commission of $41,400 in connection with the sale.

On September 18, 2009, the Company, through a wholly-owned subsidiary, sold M/T ANAWAN for $4.4 million. The sale resulted in a loss of approximately $1.6 million in the third quarter of 2009.  BHM received brokerage commission of $43,500 in connection with the sale.

With respect to the $26.7 million term loan facility, Cliaship Holdings Ltd, a wholly-owned subsidiary, is in breach of the EBITDA/Fixed Charges ratio covenant at June 30, 2009.  On October 29, 2009, Cliaship Holdings Ltd., sold its only vessel, M/V CAPT. THOMAS J. HUDNER JR., for $10.2 million and the remaining loan balance was paid off. The sale of this vessel results in an impairment charge of approximately $23 million which is included in the third quarter of 2009.

With respect to the $34 million term loan facility, Boss Tankers Ltd, a wholly-owned subsidiary, was in breach of the EBITDA/Fixed Charges ratio and the Minimum Value Ratio covenants at June 30, 2009.  With the consent of the lender, it sold three (M/T AGAWAM, M/T PEQUOD, M/T ANAWAN) of its four product tankers held as collateral during the third quarter, which resulted in a loss of $9.8 million in the third quarter of 2009, and expects to sell the final vessel (M/T AQUIDNECK) during the fourth quarter of 2009.  The sale of this vessel resulted in an impairment charge of $2.2 million which is included in the third quarter of 2009.  Following the sale of the four vessels, it is expected there will be a remaining loan balance of approximately $5.0 million.  The Company, on behalf of Boss Tankers Ltd., is in negotiations with the lender to revise the terms of this loan.

With respect to the $202 million reducing revolving credit facility, OBO Holdings Ltd, a wholly-owned subsidiary, was in breach of the EBITDA/Fixed Charges ratio covenant at June 30, 2009.  The Company, on behalf of OBO Holdings Ltd, continues negotiations with its lenders to revise the terms of this loan.  Furthermore, on July 17, 2009, the Company and its lenders agreed to reduce the Minimum Value Adjusted Equity Ratio from 30% to 20% effective December 31, 2009 through January 1, 2010.

With respect to the $8,000,000 term loan facility, Seapowet Trading Ltd., a wholly-owned subsidiary, was in breach of the same EBITDA/Fixed Charges ratio covenant at June 30, 2009.  The Company, on behalf of Seapowet Trading Ltd., continues negotiations with its lenders to revise the terms of this loan. Furthermore, on July 17, 2009, the Company and its lenders agreed to reduce the Minimum Value Adjusted Equity Ratio from 30% to 20% effective December 31, 2009 through January 1, 2010.

With respect to the $27.3 million term loan, Sakonnet Shipping Ltd., a wholly-owned subsidiary, was in breach of the same EBITDA/Fixed Charges ratio covenant at June 30, 2009.   The lender has conditionally agreed to waive this breach.