Form 20-F
period 2009-12-31
B PLUS H OCEAN CARRIERS LTD
filed 2010-06-10
CIK 835540

20-F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  5,555,426 shares of common stock were outstanding at December 31, 2009.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  0                                           No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  0                                           No  ☒

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

Yes  ☒                                           No  0

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☒                                           No  0

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer  0                                                      Accelerated filer  0                                                      Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the statements included in this filing:

International Financial Reporting Standards as issued by
US GAAP ☒	the International Accounting Standards Board 0	Other 0

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  0                                Item 18  0

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):

Yes  0                                No   ☒

PART I

Item	1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item	2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item	3. KEY INFORMATION

A.	Selected financial data

The following selected consolidated financial data of B+H Ocean Carriers Ltd. (“we” or the “Company”) and its subsidiaries are derived from and should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Annual Report.

Income Statement Data:	Year ended December 31,
	2009	2008	2007	2006	2005
Voyage, time and bareboat charter revenues	$ 77,733,764	$ 104,018,073	$ 110,917,094	$ 95,591,276	$ 71,388,561
Other operating income	29,946	890,842	1,499,737	1,287,775	514,491
Voyage expenses	(13,758,771)	(28,097,799)	(27,882,163)	(14,792,322)	(6,033,470)
Vessel operating expenses	(36,778,737)	(46,845,031)	(39,366,478)	(34,159,942)	(26,369,749)
Depreciation, amortization and impairment	(54,263,480)	(32,563,838)	(21,542,550)	(16,812,342)	(11,917,359)
(Loss) gain on sale of vessels	(35,067,228)	13,262,590	-	-	828,115
General and administrative expenses	(5,209,864)	(6,035,828)	(7,349,371)	(5,254,323)	(3,797,613)
(Loss) income from operations	(67,314,370)	4,629,009	16,276,269	25,860,122	24,612,976
Interest expense, net	(6,962,066)	(10,093,310)	(9,619,621)	(8,298,750)	(4,383,627)
Income from investment in Nordan OBO 2 Inc.	1,192,504	3,933,495	790,288	1,262,846	-
Gain (loss) on derivative instruments	707,074	15,291,859	(4,670,192)	-	-
Other income (expense)	1,582,366	2,104,063	(757,567)	(49,905)	(130,704)
Net (loss) income	$ (70,794,492)	$ 15,865,116	$ 2,019,177	$ 18,774,313	$ 20,098,645

Basic earnings per share (1)	$ (12.74)	$ 2.36	$ 0.29	$ 2.67	$ 3.44
Diluted earnings per share (2)	$ (12.74)	$ 2.36	$ 0.29	$ 2.59	$ 3.30

(1)           Based on weighted average number of shares outstanding of 5,555,426 in 2009, 6,723,832 in 2008, 6,994,843 in 2007, 7,027,343 in 2006 and 5,844,301 in 2005.

(2)           Based on the weighted average number of shares outstanding, increased in 2007, 2006, and 2005 by the net effects of stock options using the treasury stock method and by the assumed distribution of all shares to BHM under the 1998 Stock Incentive Plan (See Item 7.B Related Party Transactions).  The denominator for the diluted earnings per share calculation was 7,031,210 in 2007, 7,237,453 in 2006, and 6,092,522 in 2005.  There were no options outstanding at December 31, 2009 and 2008.

	Year ended December 31,
Balance Sheet Data:	2009	2008	2007	2006	2005
Current assets	$18,282,842	$57,301,712	$97,408,642	$85,870,618	$65,719,790
Total assets	195,178,315	354,789,344	400,833,474	366,822,444	281,423,286
Current liabilities	47,084,302	208,641,819	83,142,107	63,688,354	44,305,700
Long-term liabilities	76,656,895	4,982,914	185,254,745	167,153,908	117,063,472
Working capital (deficit)	(28,801,460)	(151,340,107)	14,266,535	22,182,264	21,414,090
Shareholders' equity	71,437,118	141,164,611	132,436,622	135,980,182	120,054,114

B.	Risk factors

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

Industry Specific Risk Factors

The cyclical nature of the international shipping industry may lead to volatile changes in charter rates and vessel values, which may adversely affect the Company’s earnings

The shipping industry is generally known to be cyclical.  Vessel values and charter freight rates fluctuate widely and frequently, and the Company expects they will continue to do so in the future.  Growth within the largest economies will normally contribute to an increase in the ton-mile demand in global seaborne trade.  These volatile and unpredictable changes may adversely affect the Company’s earnings.

Volatility in the product tanker and bulk charter markets may have an adverse effect on shipping company earnings and affect compliance with loan covenants

Charter rates for product tankers and bulk carriers rose then declined sharply in 2008, and while the charter rates recovered slightly in 2009, remain low in 2010.   The recent volatility in charter rates in the product tanker and bulk carrier markets has resulted in a general decline in the industrywide vessel values, affecting cash flows, liquidity and compliance with the covenants contained in loan agreements for most shipping companies.

The operations of the Company on a worldwide basis may increase the volatility of the Company’s business

The operations of the Company are conducted primarily outside the United States and therefore may be affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where its vessels operate and are registered.  Future hostilities or other political instability in the regions in which the Company conducts its operations could affect the Company’s trade patterns and could adversely affect the Company’s business and results of operations.  Although the substantial majority of the Company’s revenues and expenses have historically been denominated in U.S. dollars, there can be no assurance that the portion of the Company’s business conducted in other currencies will not increase in the future, which could expand the Company’s exposure to losses arising from currency fluctuations.

The Company is subject to regulation and liability under environmental laws that could require significant expenditures and affect its cash flows and net income

The Company’s operations are subject to extensive regulation in the form of local, national and foreign laws, as well as international treaties and conventions that can subject us to material liabilities for environmental events.

The operation of its vessels is subject to the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”).  The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.  Currently, each of the vessels in the Company’s fleet is ISM Code-certified.

The U.S. Oil Pollution Act of 1990, (“OPA90”), provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts.  OPA90 provides for unlimited liability in some circumstances, such as a vessel operator’s gross negligence or willful misconduct.  However, in most cases OPA90 limits liability to the greater of $1,200 per gross ton or $10 million per vessel.  OPA90 also permits states to set their own penalty limits.  Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters.

The International Maritime Organization (“IMO”) has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner’s intentional or reckless conduct.

The United States has established strict deadlines for phasing out single-hull and double-sided oil tankers, and both the IMO and the European Union have proposed similar phase-out periods.  Under OPA90, oil tankers that do not have double hulls will be phased out by 2015 and will not be permitted to come to U.S. ports or trade in U.S. waters.  The Company’s product tanker, representing approximately 11% by deadweight ton (“DWT”) of its combined fleet, is a double-sided tanker and as such will be prohibited from carrying crude oil and oil products in U.S. waters or certain other countries by 2010 unless an exemption is obtained from the vessel’s flag state, in which case the prohibition would be deferred until February 2015. The Company has obtained such an exemption.

An amendment to the International Convention for the Prevention of Pollution from Ships accelerated the phase out of single-hull and non-qualifying double-sided tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015.  Moreover, the IMO or other regulatory bodies may adopt further regulations in the future that could adversely affect the useful lives of its tankers as well as the Company’s ability to generate income from them.  Other IMO regulation requires vegetable oils to be carried on IMO type 2 chemical tankers.  The supramax tanker SACHEM was converted to a bulk carrier in May 2008 and sold in January 2009.  The Company may sell its Panamax product tanker at the end of the current time charter which will be fourth quarter 2010 or first quarter of 2011.

The Panama Canal Authority (“PCA”) recently issued an Advisory announcing that it may exercise its authority to deny the transit of a single-hull oil tanker which has been granted a Flag State exemption from the phase-out provisions of MARPOL (the International Convention for the Prevention of Pollution from Ships).  If it does allow such transit, all additional costs or resources provided to minimize the risk of environmental damage will be charged to the vessel.  The PCA will evaluate each ship on a case-by-case basis.

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

Maritime claimants could arrest its vessels, which could interrupt its cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages.  In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings.  The arrest or attachment of one or more of the Company’s vessels could interrupt its cash flow and require the Company to pay large penalties to have the arrest lifted.

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

The shipping business is subject to terrorist attacks

Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect the Company’s business, results of operations and financial condition.  The continuing presence of the U.S. and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets.  These uncertainties could also adversely affect the Company’s ability to obtain additional financing on acceptable terms or at all.  In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region.  Acts of terrorism have also affected vessels trading in regions such as the South China Sea.  Any of these occurrences could have a material adverse impact on the Company’s operating results, revenues and costs.

Terrorist attacks may in the future also negatively affect the Company’s operations and financial condition and directly impact the Company’s vessels or customers.  Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world.  Any of these occurrences could have a material adverse impact on the Company’s operating results, revenue and costs.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Throughout 2009, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (“JWC”) “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  Crew costs, including those due to employing onboard security guards, could increase in such circumstances.  In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released.  A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

The volatility in the bulk and product carrier charter market has adversely affected our revenues, earnings and profitability

The Baltic Drybulk Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October 2008 alone. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively.  Between January and December 2009, the BDI reached a high of 4,661, though this level still represented a decline of 61% and 58% respectively, in the Panamax and Capesize sector from the historic highs reached in 2008, while at April 22, 2010, the BDI stands at approximately 3,242. The decline and volatility in charter rates is due to various factors, including the limited availability of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the drybulk market also affects the value of our Combination Carriers (OBO’s) vessels, which are impacted by the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

The market value of our vessels may decrease, which would require us to raise additional capital in order to remain compliant with our loan covenants and loan covenant waiver agreements, and could result in the loss of our vessels and adversely affect our earnings and financial condition.

In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

Charter hire rates for bulk carriers and product tankers have decreased since mid-2008, which may adversely affect our earnings

The bulk shipping industry and product tanker sectors are cyclical with attendant volatility in charter hire rates and profitability.  For example, the degree of charter hire rate volatility among different types of bulk carriers and product tankers has varied widely.  After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize bulk carriers reached near historically low levels in December 2008, improved slightly throughout 2009 and remain low in 2010.  Because we charter some of our vessels pursuant to spot market voyage charters, or spot charters, we are exposed to changes in spot market charter rates for bulk carriers and such changes may affect our earnings and the value of our bulk carriers at any given time.  We may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations.  Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

Availability of financial facilities, such as letters of credit;

Currency exchange rates; and

Weather.

The factors that influence the supply of vessel capacity include:

The number of new building deliveries;

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

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline

The United States and other parts of the world are exhibiting weak economic trends and have been in a recession.  For example, the credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments have implemented and are considering a broad variety of governmental action and new regulation of the financial markets.  Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements.  The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions.  The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors.  Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements.  We cannot predict how long the current market conditions will last.  However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common stock to decline from its price in early 2008 and could cause the price of our common stock to decline further.

Economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on the Company’s business, financial condition and results of operations

The Company anticipates a significant number of the port calls made by our vessels will continue to involve the loading or discharging of bulk commodities in ports in the Asia Pacific region.  As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects.  In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. China was the driving force of the dry bulk market last year with iron ore and coal imports increasing year on year at a record pace. For 2010, we expect commodity demand to increase at a strong pace as the year on year gains in Chinese and Indian imports will be supplemented by a return to normality of the rest of the world.    The Company’s business, financial condition and results of operations, as well as its future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Rising fuel prices may adversely affect our profits

While we do not bear the cost of fuel (bunkers) consumed by the Company’s vessels when employed on time charters, fuel is a significant, if not the largest, expense in our shipping operations when vessels are employed on spot charters.  Changes in the price of fuel may adversely affect our profitability.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.  Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Company Specific Risk Factors

The Company’s business is dependent on the markets for product tankers and OBOs, which can be cyclical

The Company’s fleet consists of five ore/bulk/oil combination carriers (“OBOs”) and one product tanker.  Thus, the Company is dependent upon the petroleum product industry, the vegetable oil and chemical industries and the dry bulk industry as its primary sources of revenue.  These industries have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, steel and iron ore, coal, vegetable oil and chemicals, in particular.  Any material seasonal fluctuation in the industry or any material diminution in the level of activity therein could have a material adverse effect on the Company’s business and operating results.  The profitability of these vessels and their asset value results from changes in the supply of and demand for such capacity.  The factors affecting such supply and demand are described in more detail under “Industry Specific Risk Factors” above.

The recent downturns in the product tanker and bulk charter markets had an adverse effect on compliance with loan covenants and led to losses on sales of vessels

Charter rates for product tankers and bulk carriers rose then declined sharply in 2008, and, while the rates recovered slightly in 2009, remain low in 2010.   The recent volatility in charter rates in the product tanker and bulk carrier markets has resulted in a general decline in the industrywide vessel values, affecting cash flows, liquidity and compliance with the covenants contained in loan agreements for most shipping companies. The Company sold four of its product tankers and two bulk carriers during 2009 due to the deteriorating shipping market, and the sale proceeds were applied to related loan facilities.  The Company incurred losses in 2009 relating to the sale of vessels aggregating $35.1 million.

Double sided vessels are being phased out

The Company’s product tanker, representing approximately 11% by DWT of its combined fleet, is a double-sided vessel.  Under the United States Oil Pollution Act of 1990, all oil tankers that do not have double hulls will be phased out over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls, and will not be permitted to come to United States ports or trade in United States waters.  The European Union has required the phase out of single hull vessels carrying “heavy oil” and as a result single hull vessels are prohibited from carrying this product to European Union ports.  In addition, due to regulations adopted by the IMO under Annex I (oil) of MARPOL, single hull and double-sided vessels carrying petroleum products tankers will be phased out over the course of the period between 2005 and 2010 unless, in the case of double-sided vessels an exemption is obtain from the flag state.  As a result of the MARPOL regulations, the Company expects that its remaining double sided product tanker will be unable to carry crude oil and petroleum products in many markets after 2010 unless it obtains an exemption.  The Company currently expects that it will obtain such an exemption, which will permit the vessel to trade until February 2015.  While the Company currently believes that it will obtain such an exemption, it is possible that it will not.  If the Company is unable to obtain such exemption, then its business and results of operation could be materially adversely affected.

The Company’s fleet consists of second-hand vessels which are expensive to maintain and carry limited warranties

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

The Company is subject to financial risks related to the purchase of additional vessels

The Company’s current business strategy includes the acquisition of newer, high-quality second-hand vessels. Despite recent declines in vessel prices, such vessels may be purchased at relatively high vessel prices.  If charter rates remain low or fall in the future, the Company may not be able to recover its investment in the new ships or even satisfy its payment obligations on its debt facilities that will be increased to finance the purchase of such new vessels.  There can also be no assurance that such acquisitions will be available on terms favorable to the Company or, that, if acquired, such second-hand vessels will have sufficient useful lives or carry adequate warranties or that financing for such acquisitions will be available.

If the Company acquires additional vessels and those vessels are not delivered on time or are delivered with significant defects, the Company’s earnings and financial condition could suffer

The Company expects to acquire additional vessels in the future.  A delay in the delivery of any of these vessels to the Company or the failure of the contract counterparty to deliver a vessel at all could cause it to breach its obligations under a related time charter and could adversely affect its earnings, its financial condition and the amount of dividends, if any, that it pays in the future.  The delivery of these vessels could be delayed or certain events may arise which could result in the Company not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery.  In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

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

The Company maintains, and intends to continue to maintain, insurance consistent with industry standards against these risks.  The Company procures hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for its fleet.  The Company also maintains  insurance against loss of hire  which covers certain business interruptions that result in the loss of use of a vessel.  There can be no assurance that all risks will be adequately insured against, that any particular claim will be paid out of such insurance or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future.  More stringent environmental and other regulations may result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution, damages asserted against the Company or the loss of income resulting from a vessel being removed from operations.  The Company’s insurance policies contain deductibles for which the Company will be responsible and limitations and exclusions which may increase its costs or lower its revenue.

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

marine disaster;

piracy;

environmental accidents;

cargo and property losses or damage; and

business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

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

In addition, the Company’s mortgage indebtedness at December 31, 2009 of $94.1 million is secured by mortgages on the existing fleet of vessels of the Company and its subsidiaries.  If the market value of its fleet declines, the Company may not be in compliance with certain provisions of its existing credit facilities and the Company may not be able to refinance its debt or obtain additional financing. If the Company is unable to pledge additional collateral, its lenders could accelerate its debt and foreclose on its fleet or the Company will otherwise be obliged to sell vessels on unfavorable terms.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel.  As of December 31, 2009, the average age of the vessels in its fleet was 19.9 years.  Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology.  Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

The market for OBO charters is highly competitive

The OBO industry is fragmented and only approximately 75 vessels between 50,000 and 125,000 DWT are in existence. In this size range, the largest ownership group has twelve OBOs.  Otherwise, these vessels are owned in fleets of six vessels or less.  Combination trading capable OBOs will carry wet or dry cargoes depending on freight rates achievable and compete with regular oil tankers and dry cargo vessels in their respective size/tdw segments. The Company’s OBOs are still maintained and certified to perform combination trades (alternating between wet and dry cargoes) when market conditions make such trading attractive.

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

The Company may be dependent on the spot market for charters

The Company’s vessels are currently operated on time charters but are likely to operate on spot market voyages commencing in February 2011.  The spot charter market is highly competitive and spot charter rates are subject to greater fluctuation than time charter rates.  There can be no assurance that the Company will be successful in keeping its vessels fully employed in the spot market or that future spot charter rates will be sufficient to enable the Company’s vessels to be operated profitably.

The Company is dependent upon certain significant customers

At December 31, 2009, the Company’s largest three accounts receivable balances represented 85% of total accounts receivable.  At December 31, 2008, the Company’s largest three accounts receivable balances represented 72% of total accounts receivable.  At June 2, 2010, approximately 86% of the 2010 revenue to date and expected total revenue through 2011 for the fleet emanates from a single charterer whose obligations have been guaranteed by affiliated investment grade corporations.  The allowance for doubtful accounts was approximately $181,000 and $253,000 at December 31, 2009 and 2008, respectively.  To date, the Company’s actual losses on past due receivables have not exceeded our estimate of bad debts.

The Company will depend entirely on B+H Management Ltd. (“BHM”) to manage and charter its fleet

The Company subcontracts the commercial and the technical management of its fleet, including crewing, maintenance and repair to BHM, an affiliated company with which the Company is under common control.  The loss of BHM’s services or its failure to perform its obligations to the Company could materially and adversely affect the results of its operations.  Although the Company may have rights against BHM if it defaults on its obligations to the Company, shareholders will have no recourse against BHM.  Further, the Company expects that it will need to seek approval from lenders to change its manager.

BHM is a privately held company and there is little or no publicly available information about it

The ability of BHM to continue providing services for the Company’s benefit will depend in part on BHM’s own financial strength.  Circumstances beyond its control could impair BHM’s financial strength, and because it is privately held it is unlikely that information about its financial strength would become public unless BHM began to default on its obligations.  As a result, an investor in the Company’s shares might have little advance warning of problems affecting BHM, even though these problems could have a material adverse effect on us.

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

If the Company fails to manage its recent contracts or planned growth properly, the Company may not be able to successfully expand its market share

The Company sold four of its product tankers and two bulk carriers during 2009 due to the deteriorating shipping market, and the sale proceeds were applied to related loan facilities.  The Company may in the future increase the size of its fleet via acquisitions.  An expansion may impose additional responsibilities on its management and staff, and the management and staff of BHM.  This may necessitate that the Company and BHM increase the number of personnel.  BHM may have to increase its customer base to provide continued employment for the vessels to be acquired.

The Company’s growth will depend on:

locating and acquiring suitable vessels;

identifying and consummating acquisitions or joint ventures;

integrating any acquired business successfully with its existing operations;

enhancing its customer base;

managing its expansion; and

obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining acquisition financing, obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures.  The Company cannot give any assurance that the Company will be successful in executing its growth plans or that the Company will not incur significant expenses and losses in connection therewith.

There is no assurance that the Company will be able to pay dividends

The Company has a policy of investment for future growth and does not anticipate paying cash dividends on the common stock in the foreseeable future.  Declaration and payment of any dividend is subject to the discretion of its Board of Directors.  The timing and amount of dividend payments will be dependent upon its earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Liberia law affecting the payment of distributions to shareholders and other factors.  If there is a substantial decline in the product market or bulk charter market, its earnings would be negatively affected thus limiting its ability to pay dividends.  Liberia law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.  The Company’s current floating rate facilities restrict the Company from paying dividends.

Servicing future debt would limit funds available for other purposes such as the payment of dividends

If the Company acquires new vessels, the Company will incur additional secured debt.  The Company will need to dedicate a portion of its cash flow from operations to pay the principal and interest on its debt.  These payments limit funds otherwise available for working capital, capital expenditures and other purposes.  The need to service its debt may limit funds available for other purposes, including distributing cash to its shareholders, and its inability to service debt could lead to acceleration of its debt and foreclosure on its fleet.  The Company has not entered into agreements for future fleet expansion or required relating financing, and there can be no assurance it will be able to enter into any such agreements on favorable terms to the Company or at all.

The Company’s loan agreements contain restrictive covenants that may limit the Company’s liquidity and corporate activities

The Company’s loan agreements impose operating and financial restrictions on us.  These restrictions may limit its ability to, among other things:

incur additional indebtedness;

create liens on its assets;

sell capital stock of its subsidiaries;

engage in mergers or acquisitions;

make capital expenditures;

change the management of its vessels or terminate or materially amend the management agreement relating to each vessel; and sell its vessels.

Therefore, the Company may need to seek permission from our lenders in order to engage in some corporate actions.  The Company’s lenders’ interests may be different from ours, and the Company cannot guarantee that we will be able to obtain the lenders’ permission when needed.  This may prevent us from taking actions that are in the Company’s best interest.

The Company is a holding company and depends on the ability of its subsidiaries to distribute funds to us in order to satisfy its financial obligations or to make dividend payments

The Company is a holding company and its subsidiaries, which are all wholly-owned by us, conduct all of their operations and own all of their operating assets.  The Company has no significant assets other than the equity interests in its wholly-owned subsidiaries.  As a result, its ability to make dividend payments depends on its subsidiaries and their ability to distribute funds to us.  If the Company is unable to obtain funds from its subsidiaries, its Board of Directors may exercise its discretion not to pay dividends.  The Company does not currently plan to pay dividends.

The Company may not generate sufficient gross revenue to operate profitably or to service its indebtedness

The Company had net loss of $70.8 million on gross revenue of $77.8 million in 2009.  Loss from vessel operations was $67.3 million for the year-end December 31, 2009.  At December 31, 2009, the Company had approximately $107.6 million in indebtedness.  There can be no assurance that future charter rates will be sufficient to generate adequate revenues or that the Company will be able to maintain efficiency levels to permit the Company to operate profitably or to service its indebtedness.

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

The Company cannot predict whether its charterers will, upon the expiration of their charters, recharter its vessels on favorable terms or at all.  If the Company’s charterers decide not to recharter its vessels, the Company may not be able to recharter them on terms similar to the terms of current charters.

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

As the Company expands its business, the Company will need to improve its operations and financial systems, staff and crew; and if the Company cannot improve these systems or recruit suitable employees, its performance may be adversely affected

The Company’s current operating and financial systems may not be adequate as the Company implements its plan to expand the size of its fleet, and its attempts to improve those systems may be ineffective.  In addition, as the Company expands its fleet, the Company will have to rely on BHM to recruit suitable additional seafarers and shoreside administrative and management personnel.  The Company cannot assure you that BHM will be able to continue to hire suitable employees as the Company expands its fleet.  If BHM’s unaffiliated crewing agent encounters business or financial difficulties, the Company may not be able to adequately staff its vessels.  If the Company is unable to operate its financial and operations systems effectively or to recruit suitable employees as the Company expand its fleet, its performance may be adversely affected.

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

The Company may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of its management and its results of operations

The Company’s success depends to a significant extent upon the abilities and efforts of its management team.  The Company has no employment contract with its Chairman and Chief Executive Officer, Michael S.  Hudner, or any other key individual; instead all management services are provided by BHM.  The Company’s success will depend upon BHM’s ability to hire and retain key members of its management team.  The loss of any of these individuals could adversely affect its business prospects and financial condition, and the Company has no key man insurance on any of these individuals.  Difficulty in hiring and retaining personnel could adversely affect its results of operations.

The Company is subject to the reporting requirements of Sarbanes-Oxley

Effective for its first fiscal year ending on or after December 15, 2010, the Company is subject to full compliance with all provisions of the Sarbanes-Oxley Act of 2002.  As directed by Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the Company’s internal control over financial reporting in their annual reports on Form 20-F.  Such a report is required to contain an assessment by management of the effectiveness of a company’s internal controls over financial reporting.  In addition, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on the effectiveness of the Company’s internal controls over financial reporting.  While the Company expended significant resources in developing the necessary documentation and testing procedures required by Section 404, there is a risk that the Company will not comply with all of the requirements imposed by Section 404.  If the Company cannot maintain the required controls, the Company may be unable to comply with the requirements of Section 404 in a timely manner.  This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of its financial statements, which could cause the market price of its common stock to decline and make it more difficult for us to finance its operations.

The Company may have to pay tax on U.S. source income, which would reduce its earnings

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as the Company and its subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and as such is subject to a four percent United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder in August 2003.  Such Treasury Regulations became effective on January 1, 2005, for calendar year taxpayers such as the Company and its subsidiaries.

The Company expects that it will qualify for this statutory tax exemption and the Company will take this position for U.S. federal income tax return reporting purposes.  If the Company is not entitled to this exemption under Section 883 for any taxable year, it would be subject for those years to a 4% United States federal income tax on its U.S. source shipping income.  The imposition of this taxation could have a negative effect on its business and would result in decreased earnings available for distribution to its shareholders.

U.S. tax authorities could treat the Company as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”.  For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute “passive income”.  U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

Because most of its employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt the Company’s operations and adversely affect its earnings

All of the seafarers on the ships in its fleet are covered by industry-wide collective bargaining agreements that set basic standards.  The Company cannot assure you that these agreements will prevent labor interruptions.  Any labor interruptions could disrupt its operations and harm its financial performance.

Item	4. INFORMATION ON THE COMPANY

A.	History and development of the Company

B+H Ocean Carriers Ltd. (the “Company”) was organized on April 28, 1988 to engage in the business of acquiring, investing in, owning, operating and selling vessels for dry bulk and liquid cargo transportation. When referred to in the context of vessel ownership, the “Company” shall mean the wholly-owned subsidiaries of B+H Ocean Carriers Ltd. that are registered owners.  As of December 31, 2009, the Company owned and operated one Panamax product tanker, one bulk carrier and five OBOs.  See ITEM 4. INFORMATION ON THE COMPANY A. History and Development of the Company – 2009 acquisitions, disposals and other significant transactions.  The Company also owns a 50% interest in a company which is the disponent owner of a 1992-built 72,389 DWT OBO, effected through a lease structure.  Each vessel accounts for a significant portion of the Company’s revenues.  On July 29, 2008, the Company, through a wholly-owned subsidiary, entered into an agreement to acquire an Accommodation Field Development Vessel (“AFDV”) upon completion of the construction of the vessel. The contract for the AFDV was cancelled on March 30, 2010 due to a failure by the seller to meet its contractual obligations.

The Company owns one 68,500 DWT Panamax product tanker.  Product tankers are single-deck oceangoing vessels designed to carry simultaneously a number of segregated liquid bulk commodities, such as refined petroleum products, vegetable oils, caustic soda and molasses.  The Company’s fleet of OBOs are between 74,000 and 84,000 DWT.  OBOs are combination carriers used to transport liquid, iron ore or bulk products such as coal, grain, bauxite, phosphate, sugar, steel products and other dry bulk commodities.

The Company is organized as a corporation in Liberia, and its principal executive office is located at ParLaVille Place, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda (telephone number (441) 295-6875).

Recent acquisitions, disposals and other significant transactions

Fleet Developments

The Company sold four of its product tankers and two bulk carriers during 2009 due to the deteriorating shipping market, and the sale proceeds were applied to related loan facilities.  On January 15, 2009, the Company, through a wholly-owned subsidiary, sold the M/V ALGONQUIN for $17.7 million.  No gain or loss was recorded as the carrying value was written down to estimated fair value during 2008.

On August 21, 2009, the Company, through a wholly-owned subsidiary, sold M/T AGAWAM for $3.8 million. The sale resulted in a loss of approximately $3.0 million in the third quarter of 2009.

On August 27, 2009, the Company, through a wholly-owned subsidiary, sold M/T PEQUOD for $4.0 million. The sale resulted in a loss of approximately $5.1 million in the third quarter of 2009.

On September 18, 2009, the Company, through a wholly-owned subsidiary, sold M/T ANAWAN for $4.1 million. The sale resulted in a loss of approximately $1.6 million in the third quarter of 2009.

On October 29, 2009, the Company, through a wholly-owned subsidiary, sold M/V CAPT THOMAS J HUDNER for $9.9 million.  The sale resulted in a loss of $23.1 million and it is reflected in the accompanying 2009 Consolidated Statement of Operations.

On November 19, 2009, the Company, through a wholly-owned subsidiary, sold M/T AQUIDNECK for $3.9 million.  The sale resulted in a loss of $2.3 million and it is reflected in the accompanying 2009 Consolidated Statement of Operations.

The Company, through a wholly-owned subsidiary, sold M/V SACHEM in January 2010, and since the vessel was deemed an asset held for sale, recorded an $18.0 million impairment charge on the vessel in the fourth quarter of 2010.

Repurchase of 2006 Bonds

During the first quarter of 2009, the Company purchased additional unsecured bonds issued by the Company in 2006 due in 2013 in the initial principal amount of $25 million (the “2006 Bonds”) with a face value of $2.0 million for $600,000 and realized a $1.4 million gain.  As a result of this debt extinguishment and purchase of 2006 Bonds in prior years, total 2006 Bonds payable at March 31, 2009 was $13.5 million.  The Company has not purchased any 2006 Bonds since March 31, 2009.  SEE NOTE 7 to the 2009 Consolidated Statement of Operations.

Waivers and Amendments

The Company entered into covenant waivers and amendment agreements with respect to the following credit facilities:

1)           $202 million reducing revolving credit facility with Nordea Bank Norge ASA, as Agent, dated August 29, 2006 (the “OBO Holdings Loan Facility Agreement”)

On December 14, 2009, the lenders to the OBO Holdings Loan Facility Agreement agreed on a temporary basis to waive breaches of certain financial covenants and the scheduled repayment of $5.1 million due on December 15, 2009 until January 15, 2010.  On January 29, 2010, a new set of financial covenants were adopted under an amendment to the OBO Holdings Loan Facility Agreement.  Under the new set of financial covenants, the Company is required to maintain (a) Value Adjusted Equity (as such term is defined therein) of not less than $30 million, (b) positive working capital as of June 30, 2010, (c) Cash and Cash Equivalents (as such terms are defined therein) of not less than $4 million and, as of September 30, 2010, $6 million, and (d) an equity-to-assets ratio of not less than 25%.  In addition, the aggregate market value of the vessels securing this facility must be at least 135% of the outstanding balance of the loan. The lenders also agreed to defer 50% of amounts due in March 2010 ($2.55 million), payable in six equal quarterly installments, the first which is payable in June 2010.  The final maturity date of the loan is in December 2011.

2)           $8 million term loan facility with Nordea Bank Norge ASA, as Agent, dated September 5, 2006 (the “Seapowet Loan Facility Agreement”)

On December 14, 2009, the lenders agreed on a temporary basis to waive breaches of certain financial covenants. On January 29, 2010, a new set of financial covenants were adopted under an amendment to the Seapowet Loan Facility Agreement.  These financial covenants are the same as those adopted in the OBO Holdings Loan Facility Agreement. The final maturity date of the loan is in September 2010.

3)           $27.3 million term loan facility with Bank of Nova Scotia dated January 24, 2007 (the “Sakonnet Loan Facility Agreement”)

On April 15, 2010, the lender agreed to waive a breach of the Ratio of EBIDTA to Fixed Charges covenant through January 1, 2011.  On April 15, 2010, a new set of financial covenants were adopted under an amendment to the Sakonnet Loan Facility Agreement.  These financial covenants are the same as those adopted in the OBO Holdings Loan Facility Agreement. The final maturity date of the loan is in January 2015.

4)           $3.975 million term loan facility with Bank of Scotland, dated February 11, 2010 (the “OBO  Holdings Junior Loan Facility Agreement”)

On February 11, 2010, the Company drew down a $3.975 million loan, the proceeds of which were applied towards repayment of the residual balance of the Loan Agreement dated September 7, 2007 by and between Boss Tankers, Ltd., Bank of Scotland and certain other financial institutions listed therein relating to a term loan facility of $25,500,000 (the “Boss Tankers Loan Facility Agreement”).  This loan will be due in December 2011 and is secured by second mortgages on OBO BONNIE SMITHWICK, OBO RIP HUDNER, OBO SEAROSE G, OBO ROGER M JONES and M/T SAGAMORE.

Acquisition in 2008 and termination of Accommodation Field Development Vessel (“AFDV”)

On July 29, 2008, the Company, through a wholly-owned subsidiary, Straits Offshore Ltd. (“Straits”), entered into an agreement to acquire an Accommodation Field Development Vessel (“AFDV”) upon completion of the construction of the vessel for $35.9 million.  On September 4, 2008, an amendment was agreed under which the price was increased by $2.6 million to $38.5 million to provide for the purchase of additional equipment.  The purchase was secured by a $25.8 million letter of credit, which was secured, inter alia, by the common shares of such wholly-owned subsidiary and its contracted rights relating to the AFDV.  In addition, Straits placed an order for a 300 ton crane and an eight point mooring system for the AFDV at a cost of Euros 3.4 million (approximately $4.8 million) and SGD $3.1 million (approximately $2.2 million), respectively.  The contract was canceled by the Company on March 30, 2010 due to the seller being unable to meet its contractual obligations.

Other 2008 acquisitions and disposals

On May 13, 2008, the Company, through a wholly-owned subsidiary, entered into a $30 million term loan facility to refinance the previously completed conversion of M/V SACHEM to a bulk carrier.  The loan was secured by the vessel, by an assignment of a time charter and by an assignment of certain put option contracts entered into by the Company to mitigate the risk associated with the possibility of falling time charter rates.

On February 26, 2008, the Company, through a wholly-owned subsidiary, sold M/T ACUSHNET for $7.8 million.  The book value of the vessel of approximately $4.6 million was classified as held for sale at December 31, 2007.  A realized gain of $3.0 million is reflected in the Consolidated Statements of Operations for the year ended December 31, 2008.

On March 27, 2008, the Company, through a wholly-owned subsidiary, sold M/V SACHUEST for $31.3 million.  The book value of the vessel of approximately $20.4 million was classified as held for sale at December 31, 2007.  A realized gain of $10.3 million is reflected in the Consolidated Statements of Operations for the year ended December 31, 2008.

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

Marketing and operations of vessels

The Company time charters vessels to Product Transport Corporation Ltd (“PROTRANS”), a Bermuda corporation and wholly-owned subsidiary of the Company.

BHM is the manager of PROTRANS and has delegated certain administrative, marketing and operational functions to NMS and Product Transport (S) Pte.  Ltd, a Singapore corporation, under agency agreements.

PROTRANS subcharters the vessels on a voyage charter or time charter basis to third party charterers.  Under a voyage charter, PROTRANS agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight per ton of cargo or an agreed lump sum amount.  Voyage costs, such as canal and port charges and bunker (fuel) expenses, are the responsibility of PROTRANS.  A single voyage charter (generally three to ten weeks) is commonly referred to as a spot market charter.  Under a time charter, PROTRANS places a vessel at the disposal of a subcharterer for a given period of time in return for the payment of a specified rate per DWT capacity per month or a specified rate of hire per day.  Voyage costs are the responsibility of the subcharterer.  In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums) are the responsibility of the shipowner.

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

Vessel Technical Management

BHM and its subsidiary B+H Equimar Singapore Pte Ltd (“BHES”), a Singapore Corporation, are the technical managers of all of the Company’s vessels, under technical management agreements.    The vessel technical manager is responsible for all technical aspects of day-to-day vessel operations, including physical maintenance, provisioning and crewing, and receives compensation $16,762 per Panamax product tanker or OBO per month, which may be adjusted annually for any increases in the Consumer Price Index.  Such supervision includes the establishment of operating budgets and the review of actual operating expenses against budgeted expenses on a regular basis.

Insurance and Safety

The business of the Company is affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes.  In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.  OPA90, by imposing potentially unlimited liability upon owners, operators and bareboat charterers for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators and has also caused insurers to consider reducing available liability coverage.

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

Competition

The OBO industry is fragmented and at December 31, 2009 only approximately 75 vessels between 50,000 and 125,000 DWT are in existence. In this size range, the largest ownership group has twelve OBOs.  Otherwise, these vessels are owned in fleets of six vessels or less.  Combination trading capable OBOs will carry wet or dry cargoes depending on freight rates achievable and compete with regular oil tankers and dry cargo vessels in their respective size/tdw segments. The Company’s OBOs are still maintained and certified to perform combination trades (alternating between wet and dry cargoes) when market conditions make such trading attractive.

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

A vessel must be inspected by a surveyor of the classification society every year (“Annual Survey”), every two and a half years (“Intermediate Survey”) and every five years (“Special Survey”).  In lieu of a Special Survey, a ship-owner has the option of arranging with the classification society for the vessel’s machinery to be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period.  The Company’s vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection.  Every vessel 15 years and older is also required to be dry-docked at least twice in a five-year period for inspection of under-water parts of the vessel.

If any defects are found in the course of a survey or dry-docking, the classification survey or will require immediate rectification or issue a “condition of class” under which the appropriate repairs must be carried out within a prescribed time limit.  The hull Special Survey includes measurements of the thickness of the steel structures in the hull of the vessel.  Should the thickness be found to be less than class requirements, steel renewals will be prescribed.  Substantial expense may be incurred on steel renewal to pass a Special Survey if the vessel has suffered excessive corrosion.

In January 1997, BHES was awarded its International Safety Management (“ISM”) Document of Compliance by Lloyd’s Register, certifying that BHES complied with the requirements of the International Management Code for the Safe Operation of Ships and for Pollution Prevention (ISM Code).  Following the award of the Document of Compliance (“DOC”), each individual vessel in the fleet under management was audited by Lloyds Register for compliance with the documented BHES management procedures on which the DOC is based.  After the audit, each vessel was awarded a ship specific Safe Management Certificate (“SMC”).  Both the DOC and the SMC are subject to annual internal and external audits over a five year period.  A successful renewal audit of the DOC, valid until November 2, 2012, was conducted by ABS on November 2, 2007.

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

The Company believes that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market.  The Company’s vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private interests, each of whom may have a different perspective and standards.  These interests include U.S. Coast Guard, port state, classification society, flag state administration (country of registry) and charterers, particularly major oil companies which conduct vetting inspections and terminal operators.

Environmental Regulation-IMO.  Under the International Maritime Organization (“IMO”) adopted regulations under Annex I (oil) of MARPOL (the International Convention for the Prevention of Pollution from Ships), crude tankers of 20,000 DWT and above and product tankers of 30,000 DWT and above which did not have protective segregated ballast tanks (PL/SBT) and which were 25 years old, were to be fitted with double sides and double bottoms.  Product tankers of 30,000 DWT and above, which did have SBT, were exempt until they reached the age of 30. PL/ In addition, existing tankers were subject to an Enhanced Survey Program.  Under revised MARPOL regulations, single hull crude tankers of 20,000 DWT and above and single hull product carriers of 30,000 DWT and above were to be phased out by certain scheduled dates between 2003-2015, depending on age, type of oil carried and vessel construction.  The revised regulations applied only to tankers carrying petroleum products and thus did not apply to tankers carrying noxious liquid substances, vegetable or animal oils or other non-petroleum liquids.

Under further revisions to the MARPOL regulations, adopted on December 4, 2003, the final phasing out date for Category 1 tankers (principally those not fitted with PL/SBT) was brought forward to 2005 and the final phasing out date for Category 2 tankers (principally those fitted with PL/SBT) was brought forward to 2010 from 2015.  The Condition Assessment Scheme (CAS) was also to be made applicable to all single hull tankers of 15 years or older, rather than just to Category 1 tankers continuing to trade after 2005 and to Category 2 tankers continuing to trade after 2010.  Flag states were permitted to allow continued operation of Category 2 tankers beyond 2010 subject to satisfactory results from the CAS and provided that the continued operation did not extend beyond 2015 or the date on which the vessel reached 25 years of age.  Flag states were also permitted to allow continued operation of Category 2 tankers beyond 2010 if they were fitted with qualifying double sides or double bottoms, provided that the continued operation did not extend beyond the date on which the vessel reached 25 years of age.  Notwithstanding these rights of flag states to allow continued operation beyond 2010, port states were permitted to deny entry by single hull tankers after 2010 and tankers with qualifying double sides or double bottoms after 2015. The Company’s double-sided Panamax product tanker is allowed to carry crude oil and petroleum products in many markets through February 2015

MARPOL regulations were also introduced in respect of the carriage of Heavy Grade Oil (HGO).  HGO includes crude oil having a density higher than 900kg/m3 at 15 degrees C and fuel oils having a density higher than 900kg/m3 at 15 degrees C or a kinematic viscosity higher than 180mm2/s at 50 degrees C.  Notwithstanding these regulations, any party to MARPOL would be entitled to deny entry of single hull tankers carrying HGO, which had been otherwise allowed to carry such cargo under MARPOL, into the ports and offshore terminals under its jurisdiction.  Subject to certain exceptions, all HGO to or from European Union ports must be carried in tankers of double hull construction

In short, the IMO regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide for, among other things, phase-out of single-hulled tankers and more stringent inspection requirements; including, in part, that:

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

commences a major conversion or has its keel laid on or after January 6, 1994; or

completes a major conversion or is a new building delivered on or after July 6, 1996.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters.  Annex VI to the MARPOL Convention addresses air pollution from ships and became effective May 19, 2005.  Annex VI set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  Vessels built before 2002 are not obligated to comply with regulations pertaining to nitrogen oxide emissions.

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

Noncompliance with the ISM Code and other IMO regulations may subject the ship-owner to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.  For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

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

OPA90 expands the pre-existing financial responsibility requirements for vessels operating in United States waters and requires owners and operators of vessels to establish and maintain with the Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA90.  The U.S. Coast Guard’s regulations require evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton.  Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty.  Under OPA90 regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA90/CERCLA.  The Company has provided requisite guarantees from a Coast Guard approved mutual insurance organization and received certificates of financial responsibility from the Coast Guard for each vessel required to have one.

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

Owners or operators of tankers operating in the waters of the United States are required to file vessel response plans with the Coast Guard, and their tankers were required to be operating in compliance with their Coast Guard approved plans.  Such response plans must, among other things, (i) address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge,” (ii) describe crew training and drills, and (iii) identify a qualified individual with full authority to implement removal actions.  The Company has vessel response plans approved by the Coast Guard for tankers in its fleet operating in the waters of the United States.  The Coast Guard has announced it intends to propose similar regulations requiring certain tank vessels to prepare response plans for the release of hazardous substances.

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

VESSEL (AS OF DECEMBER 31, 2009)	HULL	DATE BUILT	DWT	PHASE OUT FOR CARRIAGE OF PETROLEUM PRODUCTS

				MARPOL/EU	OPA90

M/T SAGAMORE(1)	DS	Feb-91	68,536	Feb-15	Feb-15
OBO RIP HUDNER	DH	Jul-94	83,155	N/A	N/A
OBO BONNIE SMITHWICK	DH	Dec-93	83,155	N/A	N/A
OBO SEAROSE G	DH	Apr-94	83,155	N/A	N/A
OBO ROGER M JONES	DH	Nov-92	74,868	N/A	N/A
OBO SAKONNET	DH	May-93	83,155	N/A	N/A
OBO SEAPOWET (2)	DH	Sep-92	72,389	N/A	N/A
M/V SACHEM		Mar-88	55,791	N/A	N/A

(1)           Vessel must comply with Reg. 13F to Annex I of MARPOL by February 2015 (with the extension).

(2)           50% owner of the entity which is the disponent owner through a bareboat charter party.

According to Regulation 20 of Annex I of MARPOL 73/78, during 2010 the remainder of the single hull (SH) tankers will.  However, Regulation 20 contains some provisions for non-double hull tankers to continue to trade.  Regulation 20.5 permits flag states to allow tankers that are fitted with double sides or double bottoms to continue to trade oil until their 25th anniversary.  Regulation 20.7 permits flag states to allow SH tankers to trade until the earliest of 2015 or such tankers’ 25th anniversary, if these tankers have achieved a satisfactory result during a Condition Assessment Scheme (“CAS”) assessment. Regulation 20.8.2 states that a Port State shall be entitled to deny entry into the ports or offshore terminals under its jurisdiction of oil tankers operating in accordance with the provisions of regulations 20.5 and 20.7 above.  Regulation 21 restricted SH tankers from carrying heavy grades of oil since April 2005, but this regulation also permits flag states to grant extensions. However, Regulation 21.8.2 provides Port States with the authority to deny entry to such oil tankers carrying heavy grades of oil. The above regulations are complex and have made it difficult to ascertain the actual enforcement policies of the various Administrations and Port Authorities. Although these regulations  require flags and ports to inform the IMO of their enforcement policy, to date only a few authorities have provided such information.

Environmental Regulation - Other.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the “CLC”) and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended (“Fund Convention”).  Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses.  For vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.88 million plus $962.24 for each additional gross ton over 5,000.  For vessels of over 140,000 gross tons, liability will be limited to approximately $136.89 million.  As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 19, 2005.  Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a ship-owner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct.  Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner.  In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention.  We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Additional U.S. Environmental Requirements.

The U.S. Clean Air Act of 1970, as amended (the “CAA”), requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas.  Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements.  The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas.  Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.  As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements.  The EPA and the State of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels.  On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters.  The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel.  By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%.  By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed.  In the event our vessels were to travel within such waters, these new regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs.  Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.  The Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages.  State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters.  The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above.

The EPA historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements.  The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters.  Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges.  This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.  For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream.  Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream.  The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels.  Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements, are also included for all Regulated Vessels.  Although the VGP became effective on February 6, 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized.  Accordingly, Regulated Vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the “eNOI” electronic filing interface will become operational.  Thereafter, owners and operators of Regulated Vessels must file their NOIs prior to September 19, 2009, or the Deadline.  Any Regulated Vessel that does not file an NOI by the Deadline will, as of that date, no longer be covered by the VGP and will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP.  Any Regulated Vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such Regulated Vessel’s complete NOI.  Regulated Vessels delivered after the Deadline will not receive VGP permit coverage until 30 days after their NOI submission.  Our fleet is composed entirely of Regulated Vessels, and we have submitted NOIs for each vessel in our fleet on September 1, 2009.  In addition, pursuant to §401 of the CWA, which requires each state to certify federal discharge permits such as the VGP, certain states have enacted additional discharge standards as conditions to their certification of the VGP.  These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive.  The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

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

European Union Tanker Restrictions.

The European Union requires acceleration of the IMO single hull tanker phase-out timetable and, as of 2010, prohibits all single-hulled tankers used for the transport of oil from entering into its ports or offshore terminals.  The European Union, following the lead of certain European Union nations such as Italy and Spain, also banned all single-hulled tankers carrying heavy grades of oil, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction.  Certain single-hulled tankers above 15 years of age are also restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.  The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.  It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

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

The Company owns each of its vessels through separate wholly-owned subsidiaries incorporated in Liberia and the Marshall Islands.  The operations of the Company’s vessels are managed by B+H Management Ltd. (BHM), under the Management Agreement.  See ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

As of March 31, 2010, the Company’s subsidiaries are as follows:

B+H OCEAN CARRIERS LTD.	Parent

OBO HOLDINGS LTD.	100% Wholly-owned
Subsidiaries:
BHOBO ONE LTD.	100% Wholly-owned	Owns M/V BONNIE SMITHWICK
BHOBO TWO LTD.	100% Wholly-owned	Owns M/V RIP HUDNER
BHOBO THREE LTD.	100% Wholly-owned	Owns M/V SEAROSE G
RMJ SHIPPING LTD.	100% Wholly-owned	Owns M/V ROGER M JONES
SAGAMORE SHIPPING CORP.	100% Wholly-owned	Owns M/T SAGAMORE

SEASAK OBO HOLDINGS LTD.	100% Wholly-owned
Subsidiaries:
SAKONNET SHIPPING LTD.	100% Wholly-owned	Owner of M/V SAKONNET
SEAPOWET TRADING LTD.	100% Wholly-owned	Disponent Owner of 50% of M/V SEAPOWET (1)
SACHEM SHIPPING LTD.	100% Wholly-owned	Owned M/V SACHEM, which was sold in January 2010

STRAITS OFFSHORE LTD	100% Wholly-owned	Buyer of now-cancelled AFDV

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

The following is a discussion of our financial condition and results of operations for the years ended December 31, 2009, 2008 and 2007.  You should read this section together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

The Company is a provider of international liquid and dry bulk seaborne transportation services, carrying petroleum products, crude oil, vegetable oils and dry bulk cargoes.  The Company operates a fleet consisting of one Panamax product tanker, one bulk carrier and five OBOs.  The Panamax product tanker is 68,500 DWT.  Product tankers are single-deck oceangoing vessels designed to carry simultaneously a number of segregated liquid bulk commodities, such as petroleum products and vegetable oils.  The OBOs are between 74,000 and 84,000 DWT (Aframax).  OBOs can operate as tankers or as bulk carriers.  They can be used to transport liquid cargo including crude, fuel oils and clean petroleum products, and they can also be used to transport major dry bulk commodities, such as iron ore, coal, and grain.

The Company’s wholly owned OBO fleet will operate 100% under time charters in 2010.  Its OBOs carry crude oil, petroleum products, iron ore and coal.  Historically, the Company deploys its fleet on both time charters, which can last from a few months to several years, and spot market charters, which generally last from several days to several weeks.  Under spot market voyage charters, the shipowner pays voyage expenses such as port, canal and fuel costs.  A time charter is generally a contract to charter a vessel for a fixed period of time at a specified daily rate.  Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.  Under both types of charters, the shipowner pays for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs.  The shipowner is also responsible for the vessel’s intermediate and special survey costs.

Vessels operating on time charters provide more predictable cash flows, but can, in a strong market, yield lower profit margins than vessels operating in the spot market.  Vessels operating in the spot market generate revenues that are less predictable but may enable the shipowner to capture increased profit margins during periods of improvements in tanker rates, although it is exposed to the risk of declining tanker rates which may have a materially adverse impact on our financial performance.  We are constantly evaluating the appropriate balance between the number of our vessels deployed on time charter and the number employed on the spot market.

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

The Company’s voyage revenues are recognized ratably over the duration of the voyages and the lives of the charters, while vessel operating expenses are recognized on the accrual basis.  We calculate daily TCE rates by dividing TCE revenues by voyage days for the relevant time period.  The Company also generates demurrage revenue, which an owner charges a charterer for exceeding an agreed upon time to load or discharge a cargo.

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

Fiscal Year ended December 31, 2009 Compared to Fiscal Year ended December 31, 2008

	2009	2008
Total revenues	$ 77,763,710	$ 104,908,915
Voyage expenses	(13,758,771)	(28,097,799)
Net revenues	64,004,939	76,811,116

Gross voyage revenues	17,319,968	35,639,274
Less: direct voyage expenses	(10,290,337)	(20,145,639)
Time charter equivalent ("TCE") revenues	7,029,631	15,493,635

Time charter revenues	60,413,796	68,378,799
Less: brokerage commissions and misc expenses	(1,628,437)	(3,070,656)
Time charter revenues	58,785,359	65,308,143

Less: other voyage expenses	(1,839,997)	(4,881,504)
Other revenue	29,946	890,842
Net revenues	$ 64,004,939	$ 76,811,116

Days revenues on voyage	960	1,097
Days revenues on time charter	2,707	2,983
	3,667	4,080

TCE rate	$ 7,323	$ 14,124
Average time charter rate	$ 22,318	$ 22,923
Net revenues per day	$ 17,454	$ 18,826

Revenues

Total revenues decreased by $27.1 million, or 25.9%, to $77.8 million in the year ended December 31, 2009, compared to $104.9 million for the year ended December 31, 2008.  The decrease is attributable to market conditions prevailing during the year which resulted in lower rates earned by the Company’s vessels operating in the spot market, and to a reduction in the average number of operating vessels, which decreased from 13.3 during the year ended December 31, 2008 to 10.8 during the year ended December 31, 2009. Net revenues per ship per day decreased from $18,826 for the year ended December 31, 2008 to $17,454 for the year ended December 31, 2009.

During 2009, the Company sold four of its MR product tankers and two bulk carriers which were previously employed in the voyage charters and on short term time charters.  The five wholly owned OBOs and the Panamax product tanker were employed in 2009 on long-term time charters.

At December 31, 2008, other revenue of $0.9 million represents the Company’s portion of the profit sharing arrangement with the charterer of one of the Company’s OBOs.

Voyage expenses

Voyage expenses, which a shipowner only incurs on voyage charters, consist of port, canal and fuel costs that are unique to a particular voyage, and commercial overhead costs, including commercial management fees paid to BHM.  Voyage expenses decreased $14.3 million, or 51.0%, to $13.8 million for the year ended December 31, 2009, as compared to $28.1 million for the comparable period of 2008.  The decrease was due to the Company having fewer vessels on voyage charters during 2009 as a result of sales of four MR product tankers and two bulk carriers.

Vessel operating expenses

Operating expenses decreased by $10.1 million, or 21.5%, to $36.8 million for the twelve-month period ended December 31, 2009, as compared to $46.8 million for the twelve-month period ended December 31, 2008. The decrease is attributable to a reduction in the number of vessels from an average of 13.3 vessels for 2008 to 10.8 vessels for 2009.

Depreciation

Total depreciation expense in 2009 was approximately the same as in 2008. The Company had completed the conversion of two of its bulk carriers in the second quarter of 2008 and the first quarter of 2009.  The increase in the depreciation charge for converted vessels was offset by a reduction in the depreciation charge for  vessels sold during 2009.

Amortization and Special Survey costs

Amortization of Special Surveys increased $1.1 million to $3.7 million for the year ended December 31, 2009 due to the fact that there were three Special Surveys completed in January 2009.  The decrease in amortization of vessel conversion cost was due to the sale of four MR product tankers during 2009.  The increase in amortization of debt issuance cost was predominantly due to the write-off of costs related to loan prepayments.

	2009	2008

Depreciation of vessels	$ 17,031,000	$ 16,444,000
Amortization of special survey costs	3,678,000	2,568,000
Amortization of vessel conversion costs	3,185,000	5,135,000
Amortization of debt issuance costs	1,332,000	1,052,000
Total depreciation and amortization	$ 25,226,000	$ 25,199,000

Impairment charge	28,918,000	7,365,000

Vessel impairment loss

As of December 31, 2009, the Company classified the M/V SACHEM as an asset held for sale.  A long-lived asset (or disposal group) to be disposed of by sale should be considered “held for sale” when specific criteria for a qualifying plan of sale are met.  The Company determined that all requisite criteria specified were met as of December 31, 2009.

A long-lived asset classified as “held for sale” is initially measured at the lower of its carrying amount or fair value less cost to sell.  As such, the Company recorded the vessel at its fair value less cost to sell (approximately $10.4 million) as this was the less than its carrying value (approximately $28.4 million).  This resulted in the Company recognizing a $18.0 million impairment charge for the year ended December 31, 2009.   The fair value of the vessel as of December 31, 2009 approximates the agreed upon selling price.  Delivery of the vessel occurred and proceeds from the sale were received in January 2010, with no further loss recorded.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates have declined significantly, and, despite some stabilization of charter rates in 2009, vessel values have also declined as a result of a slowdown in the availability of global credit, anticipated supply of new vessels and the lower level of charter rates, conditions that we consider indicators of impairment.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average) over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses, assuming an average annual inflation rate of 2.0%.

If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.  Management’s analysis for the year ended December 31, 2009 indicated there was impairment on its single hulled product tanker and the Company recorded an impairment loss of $10.9 million at December 31, 2009.

Loss on disposal of vessels

Loss from vessel sales in 2009 amounted to approximately $35.1 million and resulted from the sale of four product tankers and one bulk carrier.  There was a gain on sale of vessel of $13.3 million in the year ended December 31, 2008.

General and administrative expenses

General and administrative expenses include all of the Company’s onshore expenses and the fees paid to BHM for administration.  Management fees were approximately the same in 2009 as they were in 2008.  Under the Management Agreement, BHM continues to receive management fees for the three month period after a vessel is sold. As of February 1, 2010, management fees have been reduced reflecting the 2009 sale of six of the Company’s vessels.  Fees for consulting and professional fees and other expenses decreased by $0.7 million or 15.5% from 2008 to 2009 are due to the Company’s reductions in spending on legal, professional, and IT services.

Interest expense and interest income

The $4.3 million or 37.9% decrease in interest expense is due to a decrease in interest rates and to a reduction in mortgage indebtedness from $160.3 million at December 31, 2008 to $107.6 million at December 31, 2009.  Interest income decreased by $1.1 million or 98.4%, to $18,000 in 2009 compared to $1.2 million in 2008. The decrease is attributable to decreased levels of cash on hand during the year and reduced interest rates.

Equity in income of Nordan OBO 2

Equity in income of Nordan OBO 2 amounted to $1.2 million and $3.9 million in the years ended December 31, 2009 and 2008, respectively.  Equity in income of Nordan OBO 2 represents income from the Company’s 50% interest in an entity which is the disponent owner of a 1992-built 72,389 DWT OBO (MV SEAPOWET) through a bareboat charter party which was acquired in March 2006.  The decrease from 2008 of $2.7 million consists primarily of the Company’s 50% share of a deposit forfeited in 2008 when a buyer under contract to purchase MV SEAPOWET failed to take delivery.

Gain on fair value of interest rate swaps

During the year ended December 31, 2009, the Company recognized a gain of $0.7 million relating to two interest swaps, as compared to $0.8 million loss for interest rate swaps for the year ended December 31, 2008. The realized gain is attributable to the mark- to- market valuation of interest rate swaps that do not qualify for hedge accounting.  During 2009, one of the Company’s swaps no longer met hedge accounting criteria, and the Company accordingly reclassified the gain out of Accumulated Other Comprehensive Loss into earnings.

As of December 31, 2009, the aggregate fair value of the non-qualifying swap agreements was a liability of $0.8 million as compared with a liability of $0.5 million at December 31, 2008.  The remaining swap agreements have been designated as cash flow hedges by the Company and, as such, the changes in fair value of these swaps are reflected as a component of Accumulated Other Comprehensive Loss.  As of December 31, 2009, the aggregate fair value of such designated swaps was a liability of $2.3 million, as compared with a liability of $4.4 million at December 31, 2008.

Fiscal Year ended December 31, 2008 Compared to Fiscal Year ended December 31, 2007

	2008	2007
Total revenues	$ 104,908,915	$ 112,416,831
Voyage expenses	(28,097,799)	(27,882,163)
Net revenues	76,811,116	84,534,668

Gross voyage revenues	35,639,274	42,909,357
Less: direct voyage expenses	(20,145,639)	(20,505,424)
Time charter equivalent ("TCE") revenues	15,493,635	22,403,933

Time charter revenues	68,378,799	68,007,737
Less: brokerage commissions	(3,070,656)	(2,113,286)
Time charter revenues	65,308,143	65,894,451

Less: other voyage expenses	(4,881,504)	(5,263,453)
Other	890,842	1,499,737
Net revenues	$ 76,811,116	$ 84,534,668

Days revenues on voyage	1,097	1,763
Days revenues on time charter	2,983	2,870
	4,080	4,633

TCE rate	$ 14,124	$ 12,708
Average time charter rate	$ 22,923	$ 23,696
Net revenues per day	$ 18,826	$ 18,246

Revenues

Revenues from voyage and time charters decreased $7.5 million or 6.7% from 2007.  The decrease is due to a decrease of 553 days (or 12%) in the number of total on-hire days from 2007 to 2008 partly offsetting the impact of this decrease was an increase in the TCE rate of $1,416 per day (11%).  The decrease in on-hire days is due to the sale of the M/T ACUSHNET in February 2008 and the OBO SACHUEST in March 2008.  Offhire for conversions was 555 days in 2008 and 577 days in 2007.  Offhire for scheduled drydockings was 148 days in 2008 and 14 days in 2007.

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

Voyage expenses

Voyage expenses consist of port, canal and fuel costs that are unique to a particular voyage and commercial overhead costs, including commercial management fees paid to BHM.  Under a time charter, the Company does not incur port, canal or fuel costs.  Voyage expenses increased $0.2 million, or 0.8%, to $28.1 million for the year ended December 31, 2008 as compared to $27.9 million for the comparable period of 2007.  This is predominantly due to an increase in bunker costs.

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

Depreciation and amortization

Depreciation increased by $1.2 million, or 8.2%, to $16.4 million due to the conversion of the M/V SACHEM and partially offset by the sale of two ships in the first half of the year.  Amortization of special surveys increased $0.9 million to $2.6 million for the year ended December 31, 2008 due to the fact that there were two special surveys completed during 2008 and there was a full year of depreciation expense on the four converted vessels.  Amortization of debt issuance costs increased $0.4 million due predominantly to costs associated with new loans in 2007 and 2008 and due to the write-off of costs related to loan prepayments.  Amortization of vessel conversion costs increased $1.1 million due to the fact there was a full year of depreciation in 2008 as compared to partial year depreciation in 2007.

	2008	2007

Depreciation of vessels	$16,444,000	$15,201,000
Amortization of special survey costs	2,568,000	1,714,000
Amortization of vessel conversion costs	5,135,000	4,020,000
Amortization of debt issuance costs	1,052,000	607,000
Total depreciation and amortization	$25,199,000	$21,542,000

Impairment charge	7,365,000	-

As of September 30, 2008, the Company classified the M/V ALGONQUIN as an asset held for sale.  A long-lived asset (or disposal group) to be disposed of by sale should be considered “held for sale” when specific criteria for a qualifying plan of sale are met.  The Company determined that all requisite criteria specified in paragraph 30 of SFAS No. 144 were met as of September 30, 2008.

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

Equity in income of Nordan OBO 2

Equity in income of Nordan OBO 2 of $3.9 million represents income from the Company’s 50% interest in an entity which is the disponent owner of a 1992-built 72,389 DWT -OBO through a bareboat charter party which was acquired in March 2006.  The increase from 2007 of $3.1 million consists primarily of $2.5 million representing the Company’s 50% share of a deposit forfeited when the buyer under contract to purchase MV SEAPOWET failed to take delivery of the vessel.

Loss on fair value of interest rate swaps

During 2006 and 2007, the Company entered into five interest rate swap agreements to mitigate the risk associated with its variable rate debt.  As of December 31, 2008, one of these interest rate swap agreements did not qualify for hedge accounting under US GAAP and, as such, the change in the fair value of this swap is reflected within gain (loss) on value of interest rate swaps in the accompanying Consolidated Statements of Operations.  For the year ended December 31, 2008, the Company recognized aggregate losses of $0.8 million on this non-qualifying swap.  For the year ended December 31, 2007, two of the Company’s interest rate swap agreements did not qualify for hedge accounting.  For 2007, the Company recognized aggregate losses of $1.3 million related to these swaps which are reflected within gain (loss) on value of interest rate swaps on the accompanying Consolidated Statements of Operations.

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

Gain on fair value of put option contracts

In 2007 and 2006, the Company bought put options costing a total of $11.1 million to mitigate the risk associated with the possibility of falling time charter rates.  These put options did not qualify for special hedge accounting under US GAAP and, as such, the aggregate changes in the fair value of these option contracts were reflected in the Company’s Consolidated Statements of Operations.  The put options were sold or settled during 2008.  The aggregate realized gain on the sale of the put options totaled $16.1 million at December 31, 2008.  The aggregate unrealized loss on the value of the put options totaled $3.4 million at December 31, 2007.

Gain on fair value of foreign exchange contracts

The Company is party to foreign currency exchange contracts which are designed to mitigate the risk associated with changes in foreign currency exchange rates.  These contracts, which were entered into during 2007, did not qualify for special hedge accounting; and the changes in their fair value is therefore recorded in loss on other investments in the Company’s Consolidated Statements of Operations.  At December 31, 2008, the aggregate fair value of these non-qualifying foreign exchange contracts was a liability of $57,000 and was reflected within Fair Value of Derivative liability on the accompanying Consolidated Balance Sheet.

Other gains and losses

Other losses consist primarily of $0.2 million of losses from trading marketable securities.  Other losses in 2007 consist of the write off of the $0.6 million investment in an unsuccessful oil drilling operation.

B.	Liquidity and capital resources

The Company operates in a capital-intensive industry, which requires extensive investment in revenue-producing assets. We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities.

The Company’s ability to generate cash flow from operations will depend upon the Company’s future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

The Company’s fleet consists of one product tanker and OBOs; accordingly, the Company is dependent upon the petroleum product, vegetable oil and chemical industries and the bulk products market as its primary sources of revenue.  These industries have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, vegetable oil, ore, other bulk, and chemicals in particular.  Any material seasonal fluctuation in these industries or any material diminution in the level of activity therein could have a material adverse effect on the Company’s business and operating results.  The profitability of product tankers and OBOs and their asset value results from changes in the supply of and demand for such capacity.  The supply of such capacity is a function of the number of new vessels being constructed and the number of older vessels that are laid-up or scrapped.  The demand for product tanker and OBO capacity is influenced by global and regional economic conditions, increases and decreases in industrial production and demand for petroleum products, vegetable oils and chemicals, developments in international trade and changes in seaborne and other transportation patterns.  The nature, timing and degree of change in these industry conditions are unpredictable as a result of the many factors affecting the supply of and demand for capacity.  Although there can be no assurance that the Company’s business will continue to generate cash flow at or above current levels, the Company believes it will generate cash flow at levels sufficient to service its liquidity requirements in the future.

The Company sold four of its product tankers and two bulk carriers during 2009 due to the deteriorating shipping market, and the sale proceeds were applied to related loan facilities.

Loan amendments

1)           $202 million reducing revolving credit facility with Nordea Bank Norge ASA, as Agent, dated August 29, 2006 (the “OBO Holdings Loan Facility Agreement”)

On December 14, 2009, the lenders to the OBO Holdings Loan Facility Agreement agreed on a temporary basis to waive breaches of certain financial covenants and the scheduled repayment of $5.1 million due on December 15, 2009 until January 15, 2010.  On January 29, 2010, a new set of financial covenants were adopted under an amendment to the OBO Holdings Loan Facility Agreement.  Under the new set of financial covenants, the Company is required to maintain (a) Value Adjusted Equity (as such term is defined therein) of not less than $30 million, (b) positive working capital as of June 30, 2010, (c) Cash and Cash Equivalents (as such terms are defined therein) of not less than $4 million and, as of September 30, 2010, $6 million, and (d) an equity-to-assets ratio of not less than 25%.  In addition, the aggregate market value of the vessels securing this facility must be at least 135% of the outstanding balance of the loan. The lenders also agreed to defer 50% of amounts due in March 2010 ($2.55 million), payable in six equal quarterly installments, the first which is payable in June 2010.  The final maturity date of the loan is in December 2011.

2)           $8 million term loan facility with Nordea Bank Norge ASA, as Agent, dated September 5, 2006 (the “Seapowet Loan Facility Agreement”)

On December 14, 2009, the lenders agreed on a temporary basis to waive breaches of certain financial covenants. On January 29, 2010, a new set of financial covenants were adopted under an amendment to the Seapowet Loan Facility Agreement.  These financial covenants are the same as those adopted in the OBO Holdings Loan Facility Agreement. The final maturity date of the loan is in September 2010.

3)           $27.3 million term loan facility with Bank of Nova Scotia dated January 24, 2007 (the “Sakonnet Loan Facility Agreement”)

On April 15, 2010, the lender agreed to waive a breach of the Ratio of EBIDTA to Fixed Charges covenant through January 1, 2011.  On April 15, 2010, a new set of financial covenants were adopted under an amendment to the Sakonnet Loan Facility Agreement.  These financial covenants are the same as those adopted in the OBO Holdings Loan Facility Agreement. The final maturity date of the loan is in January 2015.

4)           $3.975 million term loan facility with Bank of Scotland, dated February 11, 2010 (the “OBO Holdings Junior Loan Facility Agreement”)

On February 11, 2010, the Company drew down a $3.975 million loan, the proceeds of which were applied towards repayment of the residual balance of the Boss Tankers Loan Facility Agreement. This loan will be due in December 2011 and is secured by second mortgages on OBO BONNIE SMITHWICK, OBO RIP HUDNER, OBO SEAROSE G, OBO ROGER M JONES and M/T SAGAMORE.

Cash Flow

Cash at December 31, 2009 amounted to $4.7 million, including $1.1 million restricted cash earmarked for the next debt service payment, a decrease of $26.8 million as compared to December 31, 2008.  The decrease in the cash balance is attributable to net outflows from financing activities of $65.6 million and operating activities of $2.5 million, which were offset by inflows from investing activities of $41.3 million.

Net Cash used in Operating Activities

Net cash used in operating activities was $2.5 million for the year ended December 31, 2009, as compared to $ 0.8 million for the year ended December 31, 2008, a decrease of 221%.  This decrease is primarily attributable to the decreased charter hire revenue during the year ended December 31, 2009.

Net Cash provided by Investing Activities

Net cash provided by investing activities was $41.3 million during the year ended December 31, 2009 which is mainly a result of (i) $43.4 million, representing proceeds received from sale of the vessels and (ii) $3.5 million, representing dividends from Nordan OBO 2, offset by (iii) $2.9 million investment in additional equipment for the Company’s new-building AFDV and other capital expenditures for vessel improvements.  Net cash provided by investing activities during the year ended December 31, 2008 amounted to $16.8 million and is mainly a result of (i) $38.1 million, representing proceeds received from sale of vessels and (ii) $21.8 million, representing proceeds received from sale of put option contracts, offset by (iii) $34.3 million, representing installments paid to shipyards for our new-building vessel and vessel conversions.

Net Cash Used In Financing Activities

Net cash used in financing activities was $65.6 million for the year ended December 31, 2009, which is mainly attributable to $66.2 million of loan repayments and prepayments.

Net cash used in financing activities was $47.2 million for the year ended December 31, 2008, consisting mainly of (i) loan repayment of $70.0 million and (ii) repurchase of common stock of $4.7 million, offset by (iii) drawdown of $30 million under long-term credit facility.

The Company had a working capital deficit of $28.8 million at December 31, 2009 as compared to a working capital deficit of $151.3 million at December 31, 2008.  The decrease (improvement) in the working capital deficit is primarily due to a reversal of reclassification of $126.8 million from long term debt as short term debt as outlined in NOTE 3 20F/A to Consolidated Financial Statements in 2008.  The decrease is also partly attributable to the reduction of long-term debt.  It is important to note that it is customary for shipping companies and their lenders to exclude the current portion of long-term debt in any working capital analysis.  Excluding the current portion of long-term debt, the Company had working capital of $5.3 million at December 31, 2009 as compared to $24.5 million at December 31, 2008.

The Company believes that based upon current levels of revenue generated from vessel employment, cash flows from operations, and the cancellation of the contract to acquire the AFDV, the Company will have adequate liquidity to make the required payments of principal and interest on our debt and fund working capital requirements at least through December 31, 2010.

All vessels under long-term time charter with healthy charter hire rates through 2011 and 2012

All of the Company’s wholly owned vessels are fixed on long term time charters through various dates in 2011 and 2012, and the Company’s exposure to market changes in this period will therefore be limited.

Cancellation of Acquisition of Accommodation Field Development Vessel (“AFDV”)

On March 30, 2010, the Company cancelled its previously announced acquisition of the new construction of the AFDV from an unrelated third party because of a breach of contract by the seller. The Company received a refund of its deposit on the vessel in the amount of $4.1 million together with interest thereon in April 30, 2010.  On May 11, 2010, the Company received an additional $1.1 million from Malayan Banking Berhad as liquidated damages due to the cancellation of the contract.  The Company expects to obtain an agreement on additional amounts due from an unaffiliated party under Memorandum of Agreement related to this contract.  These refunds affect the Company’s liquidity positively.

Trade accounts receivable decreased by $1.6 million from December 31, 2008 to December 31, 2009. The decrease is predominantly attributable to the reduction in the number of voyage days during the year.

At December 31, 2009, the Company’s largest three accounts receivable balances represented 85% of total accounts receivable. At December 31, 2008, the Company’s largest three accounts receivable balances represented 72% of total accounts receivable. The allowance for doubtful accounts was $181,000 and $253,000 at December 31, 2009 and 2008, respectively. To date, the Company’s actual losses on past due receivables have not exceeded its estimate of bad debts.

Revenue from one customer accounted for $46.3 million (60%) of total revenues in 2009. During 2008, revenues from one customer accounted for $34.5 million (33.1%) of total revenues. Revenue from one customer accounted for $35.6 million (31.6%) of total revenues in 2007.

Inventories decreased $2.2 million primarily due to a reduction in voyage charters and offhire at December 31, 2009 as compared with December 31, 2008. Bunker inventory is owned by the shipowner when the vessel is on a voyage or offhire, but is owned by the charterer when the vessel is on time charter.

Vessels and capital improvements, net of accumulated depreciation, amounted to approximately $165.3 million at December 31, 2009. The decrease in vessel and capital improvements of $116.9 million or 41% was due to (i) the sale of four MR product tankers and two bulk carriers and (ii) the impairment charge on the vessel delivered to the buyer in January 2010 and on the single hulled Panamax product tanker, offset by (iii) the investment in the AFDV during 2009.

At December 31, 2008, certain put option contracts were sold or settled. The aggregate realized gain on the sale of contracts totaled $16.1 million for the year ending December 31, 2008.  There was no put option contract activity during 2009.

Other assets decreased $1.4 million as a result of amortization and write-off of debt issuance costs.

Accounts payable decreased $11.9 million and accrued liabilities decreased $4.0 million from December 31, 2008 to December 31, 2009. The decrease in accounts payable and accrued liabilities is due to the decrease in the average number of vessels operated from 13.3 during the year ended December 31, 2008 to 10.8 during the year ended December 31, 2009.

The $4.8 million (or 71%) decrease in deferred revenue is due to the reduction in long-term time charter revenue adjustments and charter hire advances by customers.

Expenses for drydock and related repair work totaled $3.6 million for two vessels in 2009, $1.9 million for one vessel in 2008, and $0.5 million for three vessels in 2007. At December 31, 2008 and 2007, the Company had one and two vessels, respectively, in the shipyard being converted to bulk carriers.

The capitalized cost of scheduled classification survey and related vessel upgrades was $3.9 million for three vessels in 2009, $7.7 million for seven vessels in 2008 and $8.0 million for five vessels in 2007. The Company capitalizes the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Unamortized drydocking costs of vessels are included in the calculation of the resulting gain or loss in the year of the vessel’s sale. Costs capitalized as part of the drydocking include actual costs incurred at the yard and parts used in the drydocking. The Company believes that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Critical accounting policies

Basis of accounting

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the US GAAP.  The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements.  Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions.  We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.  For a description of all of our significant accounting policies, see NOTE 2 to the 2009 Consolidated Financial Statements.

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

Payments for special survey costs are characterized as operating activities on the Consolidated Statements of Cash Flows.  Amortization of special survey costs is characterized as amortization of deferred charges on the Consolidated Statements of Operations and of Cash Flows.

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

Derivatives and hedging activities

The Company accounts for derivatives in accordance with the provisions of ASC Topic 815.  The Company uses derivative instruments to reduce market risks associated with its operations, principally changes in interest rates and changes in charter rates.  Derivative instruments are recorded as assets or liabilities and are measured at fair value.

Derivatives designated as cash flow hedges pursuant to ASC Topic 815 are recorded on the balance sheet at fair value with the corresponding changes in fair value recorded as a component of accumulated other comprehensive income (equity).  Derivatives that do not qualify for hedge accounting pursuant to ASC Topic 815 are recorded on the balance sheet at fair value with the corresponding changes in fair value recorded in operations.

Recent accounting pronouncements

In June, 2009 the Financial Accounting Standards Board (“FASB”) issued Statement No. 168, FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (SFAS No. 168), which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Once effective, the Codification's content will carry the same level of authority, effectively superseding Statement 162. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative. Statement 168 (as codified in ASC Topic 105) is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The adoption of ASC Topic 105 did not have a material impact on the Company’s results of operations or financial position.

In May, 2009, the FASB issued SFAS No. 165 "Subsequent Events" ("SFAS No. 165"), which provides guidance on management's assessment of subsequent events. SFAS 165 (as codified in ASC Topic 855):

Clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued."

Does not change the recognition and disclosure requirements in AICPA Professional Standards, AU Section 560, "Subsequent Events" ("AU Section 560") for Type I and Type II subsequent events; however, Statement 165 refers to them as recognized (Type I) and nonrecognized subsequent events (Type II).

ASC Topic 855 is effective prospectively for interim or annual financial periods ending after June 15, 2009. Adoption of ASC Topic 855 in 2009 did not have a significant impact on the Company's financial statements.

C.	Trend information

The Company operates six OBOs of 72,000 to 84,000 DWT.  Five of these vessels are currently employed on long term time charters with redelivery dates in the range from March 2011 through October 2012.  The sixth, in which the Company has a 50% interest, is currently employed on short term time charter. The Company also operates a Panamax tanker which is employed on a long term time charter with redelivery expected in January 2011.

The Company expects to operate these vessels in both the voyage (spot) markets and on long-term time charters as the existing time charters expire.

D.	Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

E.	Tabular disclosure of contractual obligations

At December 31, 2009, the Company’s contractual obligations consist of the OBO Holdings Loan Facility Agreement, the Seapowet Loan Facility Agreement, the Sakonnet Loan Facility Agreement, the Boss Tankers Loan Facility Agreement and the Loan Agreement dated May 13, 2008 by and between Sachem Shipping Ltd., DVB Bank AG, DVB Group Merchant Bank (Asia) Ltd. and certain other financial institutions listed therein relating to a loan facility of $30,000,000 (the “Sachem Loan Facility Agreement”), each guaranteed by B+H Ocean Carriers Ltd.  No amounts remain available under any of the term loan facilities as of December 31, 2009 and 2008.  A summary of term loan facilities is provided below:

	Loan balance as of	Loan balance as of
	December 31, 2009	December 31, 2008
OBO Holdings (term loan facility dated 8/29/06)	$ 62,300,000	$ 77,950,000
Cliaship (term loan facility dated 10/25/07)	-	20,000,000
Sachem (term loan facility dated 5/31/08)	9,500,000	12,500,000
Sakonnet (term loan facility dated 1/24/07)	16,810,686	20,766,230
Seapowet (term loan facility dated 9/5/06)	1,500,000	3,500,000
Boss Tankers (term loan facility dated 12/7/07)	-	25,575,000
OBO Holdings Junior (term loan facility dated 2/11/2010)	3,975,230	-
BHO Bond (term loan facility date 12/12/06)	13,500,000	15,500,000
Total	107,585,916	175,791,230
Less: Current portion	(34,081,044)	(175,791,230)

Long-term portion	73,504,871	-

The following table summarizes the Company's long-term debt:

		Less than			More than
	Total	1 year	1-3 year	3-5 years	5 year
Long-Term Debt Obligations (1)	107,585,916	34,081,044	53,330,907	20,173,965	-
Interest Expense (2)	7,413,780	3,668,149	3,651,476	94,155
Total	114,999,696	37,749,193	56,982,383	20,268,120	-

(1)           As of December 31, 2009, the Company had four loans outstanding maturing on September 2010 (the Seapowet Loan Facility Agreement), December 2011 (the OBO Holdings Loan Facility Agreement), December 2013 (the BHO Bond) and January 2015 (the Sakonnet Loan Facility Agreement).  The OBO Holdings Junior Loan Facility Agreement dated February 11, 2010 matures in December 2011. The Sachem Loan Facility was paid off in January 2010 upon sale of the vessel securing the loan. The above table also includes the $13.5 million outstanding 2006 Bonds payable.

(2)           All other debt bears interest at LIBOR plus a margin. For the calculation of the contractual interest expense obligations in the table above, for all years a LIBOR rate of  0.253% was used, based on the 3 months LIBOR as at December 31, 2009 plus the applicable margin. Derivative contracts were not included in calculations.

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

Item	6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The directors and executive officers of the Company are as follows:

Name	Age	Director Since	Position with the Company
Michael S. Hudner	63	1988	Chairman of the Board, President and Chief Executive Officer and Class A Director
Trevor J. Williams	67	1988	Vice President and Class A Director
R. Anthony Dalzell	65	1997	Treasurer and Chief Financial Officer and Class B Director
Charles L. Brock	67	1985	Class B Director
John M. LeFrere	65	1995	Class A Director
Hope F. Hudner	59	2009	Class A Director
Per Ditlev-Simonsen	77	1998	Class B Director
O. Michael Lewis	60	2006	Class B Director

Pursuant to the Company’s Articles of Incorporation, the Board of Directors is divided into two classes of at least three persons each.  Each class is elected for a two-year term.  The Class A directors will serve until the 2009 annual meeting and the Class B directors will serve until the 2010 annual meeting of shareholders.  Officers are appointed by the Board of Directors and serve until their successors are appointed and qualified.

Michael S. Hudner - Michael S. Hudner has been President and Chief Executive Officer and a director of the Company since 1988 and Chairman of the Board of the Company since October 1993.  He is also President and a director of BHM, a director of PROTRANS, and he has a controlling ownership interest, and is President and a director of NMS.  Since 1978, Mr. Hudner, in his capacity as a partner in B+H Company (“BHC”), and its predecessor, was primarily responsible for the acquisition and financing of over 100 bulk carriers, product tankers and crude oil tankers for BHC and its affiliates and joint ventures (including all the vessels owned by the Company).  Mr. Hudner is a member of the New York Bar, and is a member of the Council of the American Bureau of Shipping.  Mr. Hudner is a U.S. citizen and resides in Rhode Island, United States.

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

Charles L. Brock - Mr. Brock has been a member of the law firm of Brock Partners since April 1995, which firm acted as United States counsel for the Company from 1995 to 2000, and since June 2002, a member of the investment banking firm of Brock Capital Group.  Mr. Brock is a U.S. citizen and resides in East Hampton, New York, United States.

John M. LeFrere - Mr. LeFrere has been a private investor and consultant to several major corporations since March 1996.  From February 1993 to March 1996, he was a Managing Director of Bankers Trust Company of New York in charge of equity research for the Capital Markets Division.  Mr. LeFrere is President of J.  V.  Equities Corp., an investment banking firm, and was a partner in several research and investment banking firms.  Mr. LeFrere is a U.S. citizen and resides in Florida, United States.

Hope F. Hudner - age 59, is a Bahamian and U. S. Citizen and is the wife of Michael S. Hudner.  She is a designer and artist and is or has been a director of numerous non-profit boards during the past five years, including the Board of Trustees of the Moses Brown School, the Museum of Art of the Rhode Island School of Design, Perennial Planters, the Development Board of Women & Infants Hospital and the Development Board of Save the Bay, all located in Rhode Island.  She is also an officer and director of Navinvest Marine Services (U.S.) Inc., an affiliate of Mr. Hudner, which acts as agent for the Company.

Per Ditlev-Simonsen - Mr. Ditlev-Simonsen is Chairman of the Board of Eidsiva Rederi ASA, an Oslo Stock Exchange listed shipping company with its main interests in bulk, car and ro-ro carriers from 1991 to 2009.  Mr. Ditlev-Simonsen has more than 35 years experience in international shipping and offshore drilling.  In the years 1991-1996, he was Chairman of the Board of Christiana Bank og Kreditkasse, Norway’s second largest commercial bank and one of the world’s largest shipping banks.  Mr. Ditlev-Simonsen, the Mayor of Oslo from 1995 to 2007, has served as a member of the Norwegian Parliament and the Oslo City Council, and as Chairman of the Conservative Party in Oslo.  He was also Minister of Defense in the Norwegian Government from October 1989 to November 1990.  Mr. Ditlev-Simonsen is a Norwegian citizen and resides in Oslo, Norway.

O. Michael Lewis - Mr. Lewis was the Senior Partner of London law firm Peachey & Co from 1997 to 2005 having been a partner since 1979.  Mr. Lewis specialized in advising international shipping groups.  Mr. Lewis is a trustee of the Boris Karloff Charitable Foundation.

No family relationships exist between any of the executive officers and directors of the Company, except that Hope F. Hudner is the wife of Michael S. Hudner.

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

The By-Laws of the Company provide for an Audit Committee of the Board of Directors consisting of two or more directors of the Company designated by a majority vote of the entire Board.  The Audit Committee consists of directors who are not officers of the Company and who are not and have not been employed by BHM or by any person or entity under the control of, controlled by, or under common control with, BHM.  The Audit Committee is currently comprised of Messrs.  Brock (Chairman), Ditlev-Simonsen and Lewis, and is currently charged under the By-Laws with reviewing the following matters and advising and consulting with the entire Board of Directors with respect thereto:  (a) the preparation of the Company’s annual financial statements in collaboration with the Company’s independent registered  public accounting firm; (b) the performance by BHM of its obligations under the Management Services Agreement with the Company; and  (c) all agreements between the Company and BHM, any officer of the Company, or affiliates of BHM or any such officer.  The Audit Committee, like most independent Board committees of public companies, does not have the explicit authority to veto any actions of the entire Board of Directors relating to the foregoing or other matters; however, the Company’s senior management, recognizing their own fiduciary duty to the Company and its shareholders, is committed not to take any action contrary to the recommendation of the Audit Committee in any matter within the scope of its review.  See also Item 6.A.  Directors and Senior Management.

D.	Employees

The Company employed, as of December 31, 2009, four non-salaried individuals on a part-time basis as officers of the Company and, through its vessel-owning subsidiaries, utilizes the services of approximately 193 officers and crew.  The Company’s vessels are manned principally by crews from the Philippines, Pakistan, Croatia, Turkey and India.

E.	Share ownership

See Item 7.A.  Major Shareholders and Related Party Transactions.

Item	7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information as of May 14, 2010 concerning the beneficial ownership of the common stock of the Company by (i) the only persons known by the Company’s management to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of the Company’s directors and executive officers, and (iii) all executive officers and directors of the Company as a group:

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Common Stock (a)

Northampton Holdings Ltd.	2,011,926	36.22%
Michael S. Hudner (b)	3,693,414	66.48%
Fundamental Securities International Ltd.	1,421,848	25.59%
Devonport Holdings Ltd. (c)	1,421,848	25.59%
Harbor Holdings Corp. (d)	202,500	3.65%
Charles L. Brock	2,500	0.05%
R. Anthony Dalzell (e)	57,140	1.03%
Dean Investments Ltd.	54,540	0.98%
John M. LeFrere	2,500	0.05%
Anthony J. Hardy	2,500	0.05%
Per Ditlev-Simonsen	----	-----
Trevor J. Williams (f)	3,493,414	62.88%
O. Michael Lewis	2,500	0.05%
Caiano Ship AS (g)	1,162,467	20.92%

All executive officers and directors as a group (8 persons)	3,705,914	66.71%

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

The Management Agreement may be terminated by the Company in circumstances including the following: (i) certain events involving the bankruptcy or insolvency of BHM; (ii) an act of fraud, embezzlement or other serious criminal activity by Michael S.  Hudner, Chief Executive Officer, President, Chairman of the Board and significant shareholder of the Company, with respect to the Company; (iii) gross negligence or willful misconduct by BHM; or (iv) a change in control of BHM.

Mr. Hudner is President of BHM and the sole shareholder of NMS.  BHM is technical manager of the Company’s wholly-owned vessels under technical management agreements.  BHM employs B+H Equimar Singapore (PTE) Ltd., (“BHES”), to assist with certain duties under the technical management agreements.  BHES is a wholly-owned subsidiary of BHM.

Currently, the Company pays BHM a monthly rate of $6,743 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index.  During the years ended December 31, 2009, 2008 and 2007, the Company paid BHM fees of approximately $1,100,000, $1,200,000 and $1,126,000, respectively, for these services.  The total fees vary due to the change in the number of fee months resulting from changes in the number of vessels owned during each period.

The Company also pays BHM a monthly rate of $13,844 per MR product tanker and $16,762 per Panamax product tanker or OBO for technical management services, which may be adjusted annually for any increases in the Consumer Price Index.  Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels.  During the years ended December 31, 2009, 2008, and 2007, the Company paid BHM fees of approximately $2,259,000, $2,540,000 and $2,539,000, respectively, for these services.  Technical management fees are included in vessel operating expenses in the Consolidated Statements of Operations.  The total fees have decreased due to the decrease in the number of vessels operated from an average of 13.3 vessels for the twelve months of 2008 to 10.8 vessels for the twelve months of 2009.

The Company engages BHM to provide commercial management services at a monthly rate of $10,980 per vessel, which may be adjusted annually for any increases in the Consumer Price Index.  BHM obtains support services from Protrans (Singapore) Pte.  Ltd., which is owned by BHM.  Commercial managers provide marketing and operations services.  During the years ended December 31, 2009, 2008 and 2007, the Company paid BHM fees of approximately $1,625,000, $1,896,000 and $1,835,000, respectively, for these services.  Commercial management fees are included in voyage expenses in the Consolidated Statements of Operations.  The total fees decreased in 2009 due to the decrease in the number of fee months resulting from the decrease in the number of vessels owned.

The Company engaged Centennial Maritime Services Corp.  (“Centennial”), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board.  During the years ended December 31, 2009, 2008 and 2007, the Company paid Centennial manning fees of approximately $568,000, $777,000 and $662,000, respectively.  Manning fees are included in vessel operating expenses in the Consolidated Statements of Operations.

BHES provides office space and administrative services to Straits, a wholly-owned subsidiary and owner of the AFDV originally scheduled to be delivered in the second quarter of 2010, for SGD 5,000 (approximately $3,468) per month from January 2009 through April 2009 and SGD 12,000 (approximately $8,280) per month effective May 1, 2009.  The total paid to BHES for these services was $95,600 in 2009.  The agreement to purchase the newbuilding AFDV was cancelled on March 30, 2010 due to the builder's repudiation of its obligations under the memorandum of agreement.

BHM received arrangement fees of $232,000 in connection with the financing of the accommodation barge SAFECOM1 in January 2009 and received brokerage commissions of $448,000 in connection with the sales of six vessels during 2009.  The Company also paid BHM standard industry chartering commissions of $704,000 in 2009, $720,000 in 2008 and $717,000 in 2007 in respect of certain time charters in effect during those periods.  Clearwater Chartering Corporation, a company affiliated through common ownership, was paid $489,000, $1,176,000 and $1,362,000 in 2009, 2008 and 2007, respectively, for standard industry chartering commissions.  Brokerage commissions are included in voyage expenses in the Consolidated Statements of Operations.

The Company paid fees of $312,000, $501,000 and $501,000 to J.V. Equities, Inc. in 2009, 2008 and 2007, respectively, for consulting services rendered.  J.V. Equities is controlled by John LeFrere, a director of the Company.

During each of 2009, 2008 and 2007, the Company paid fees of $128,000, $56,000 and $186,000 respectively, to R. Anthony Dalzell, Chief Financial Officer, Vice President and a director of the Company, or to a Company deemed to be controlled by him for consulting services.

During 1998, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria.  The Company issued the shares of common stock to BHM at such time as the specific requirements of the agreement were met.  During 2007, 2,275 shares, bringing the total to 64,522 shares, were issued from treasury stock.  Compensation cost of $34,000 based on the market price of the shares at the date of issue, were included as management fees to related parties in the Consolidated Statement of Operations for the years ended December 31, 2007.  All shares in the plan were vested at December 31, 2007.

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

For the policy year ending February 20, 2010, the Company placed the following insurance with NAL:

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

For the periods ending December 31, 2009, 2008 and 2007, vessel operating expenses on the Consolidated Statements of Operations include approximately $719,000, $982,000 and $896,000, respectively, of insurance premiums paid to NAL (of which $667,000, $915,000 and $813,000, respectively, was ceded to reinsurers) and approximately $99,000, $196,000, and $188,000, respectively, of brokerage commissions paid to NAL.

The Company had accounts payable to NAL of $86,000 and $397,000 at December 31, 2009 and 2008, respectively.  NAL paid fees of $174,000 during each of the three years ending December 31, 2009, 2008 and 2007 to Mr. Dalzell or to a company deemed to be controlled by him for consulting service.

C.	Interests of experts and counsel

Not applicable

Item	8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

See Item 16.  Financial Statements

A.7.Legal proceedings

There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party to or of which any of its or their property is the subject of, other than ordinary routine litigation incidental to the Company’s business.

A.8.Policy on dividend distributions

The Company has a policy of investment for future growth and does not anticipate paying cash dividends on the common stock in the foreseeable future.  The payment of cash dividends on shares of common stock will be within the discretion of the Company’s Board of Directors and will depend upon the earnings of the Company, the Company’s capital requirements and other financial factors which are considered relevant by the Company’s Board of Directors.  Both the Loan Agreement dated October 25, 2007 by and between Cliaship Holdings Ltd., Nordea Bank Norge ASA and certain other financial institutions listed therein relating to a loan facility of $26,700,000 (the “Cliaship Loan Facility Agreement”) and the OBO Holdings Loan Facility Agreement restrict the payment of dividends.

B.	Significant changes

Not applicable

Item	9. THE OFFER AND LISTING

A.	Offer and listing details

The following table sets forth, for the last six months, the high and low sales price, for the two most recent fiscal years, the quarterly high and low sales prices and for the prior five fiscal years, the annual high and low sales price for a share of Common Stock on the American Stock Exchange:

	Sale Price
Time Period	High	Low
2009

1st Quarter	4.77	1.62
2nd Quarter	5.21	1.87
3rd Quarter	4.19	3.37
4th Quarter	4.60	1.67

2008
1st Quarter	14.98	9.52
2nd Quarter	11.94	9.66
3rd Quarter	11.70	6.73
4th Quarter	8.65	1.81

Annual

2007	20.40	12.09
2006	20.55	13.80
2005	24.40	9.50
2004	27.43	7.60
2003	16.65	6.50

As of December 31, 2009, there were approximately 405 record holders of Common Stock.

B.	Plan of distribution

Not applicable

C.	Markets

The Company’s Common Stock has been publicly held and listed for trading on the American Stock Exchange (now NYSE Amex) since the completion of the Company’s public offering in August 1988.  The symbol for the Company’s Common Stock on the American Stock Exchange is “BHO.”  The Company had a secondary listing on the Oslo Stock Exchange under the symbol BHOC until it withdrew from listing on September 23, 2008.

Item	10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable

B.	Memorandum and articles of association

The Articles of Incorporation of the Company as amended July 25, 1988, were filed as Exhibit 3.1 to the Company’s Registration Statement on Form S-1, Registration No. 33-22811 (“the Registration Statement”).  The Amendment adopted October 11, 1995 to the Articles of Incorporation of the Company was filed as Exhibit 1.1(i) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1995.  The Amendment adopted October 21, 1998 to the Articles of Incorporation, was filed as Exhibit 1.2(ii) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1998.

The By-Laws of the Company, were filed as Exhibit 3.2 to the Registration Statement.  The Amendment adopted October 11, 1995 to the By-Laws of the Company was filed as Exhibit 1.2(i) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1995.  The Amendment adopted October 21, 1998 to the By-Laws of the Company was filed as Exhibit 1.2(iii) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1998.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended.  In accordance with these requirements we file reports and other information with the SEC.  These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C.  20459.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C.  20549.  The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC.  In addition, documents referred to in this annual report may be inspected at our offices located at 3rd Floor, Par La Ville Place, 14 Par La Ville Road, Hamilton HM 08, Bermuda.

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

At December 31, 2009, the Company’s largest three accounts receivable represented 85% of total accounts receivable.  At December 31, 2008, the Company’s largest three accounts receivable balances represented 72% of total accounts receivable.  The allowance for doubtful accounts was $181,000 and $253,000 at December 31, 2009 and 2008, respectively.  To date, the Company’s actual losses on past due receivables have not exceeded our estimate of bad debts.

Interest Rate Fluctuation.  The Company’s debt contains interest rates that fluctuate with LIBOR.  Increasing interest rates could adversely impact future earnings.  The Company does not expect this rate to fluctuate dramatically, however slight increases can be expected.  The Company does not expect rate changes to have a material adverse effect on its liquidity and capital resources due to the mitigation of such risk resulting from interest rate swaps.  The Company is party to interest swap agreements where it receives a floating interest rate and in exchange pays a fixed interest rate for a certain period.  Contracts which meet the strict criteria for hedge accounting are accounted for as cash flow hedges.  A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.  The effective portions of the gain or loss on the hedging instrument is recognized directly as a component of Other Comprehensive income in equity, while the ineffective portion, if any, is recognized immediately in current period earnings.

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

A.           Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2009. The terms disclosure controls and procedures are defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective as of December 31, 2009.

B.           The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment under those criteria, management of the Company believes that, as of December 31, 2009, the Company’s internal control over financial reporting is effective.

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

Fees, including reimbursements for expenses, for professional services rendered by Ernst & Young LLP for the audit of the Company’s financial statements for the years ended December 31, 2009, 2008 and 2007 were $105,000, $159,000, and $144,000, respectively.  Ernst & Young LLP does not provide other services to the Company.

Item	16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable

Item	16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

Item	16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

Item	16G. CORPORATE GOVERNANCE

Section 801 of the NYSE American Stock Exchange Company Guide has established specific exemptions from its listing standards for controlled companies, i.e., companies of which more than 50% of the voting power is held by an individual, a group or another entity.  The Company is a “controlled company” by virtue of the fact that Michael S. Hudner, Trevor Williams and R.  Anthony Dalzell, each an officer and a director of the Company jointly control a majority interest in the stock of the Company.  Messrs.  Hudner and Williams, together with certain other entities, have filed a Schedule 13D with the SEC on March 20, 2007, affirming that as members of a group they share voting power of over 50.5% of the Company’s outstanding voting stock.  Mr. Dalzell and an affiliated entity have agreed to cause their beneficially owned shares to be voted with Messrs.  Hudner and Williams.  See Item 7.  Major Shareholders and Related Party Transactions.

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

1.2.           Form of Amended and Restated By-Laws of the Company2

4.1.           Management Services Agreement dated June 27, 1988 between the Company and B+H Ocean Management3

4.1(a)                      Amendment No. 1 to Management Services Agreement dated June 27, 1988 between the Company and B+H Ocean Management, dated October 10, 19954

4.1(b)                      Amendment No. 2 to Management Services Agreement dated June 27, 1988 between the Company and B+H Ocean Management, dated June 1, 20095

4.2           Loan Agreement dated August 29, 2006 by and between Nordea Bank Finland Plc., Nordea Bank Norge ASA, OBO Holdings Ltd. and certain other financial institutions listed therein relating to a loan facility of $202,000,0006

4.3(a)                      Addendum No. 1 to Loan Agreement dated August 29, 2006 by and between Nordea Bank Finland Plc., Nordea Bank Norge ASA, OBO Holdings Ltd. and certain other financial institutions listed therein relating to a loan facility of $202,000,000, dated October 10, 20087

4.3(b)                      Addendum No. 2 and Waiver Agreement to Loan Agreement dated August 29, 2006 by and between Nordea Bank Finland Plc., Nordea Bank Norge ASA, OBO Holdings Ltd. and certain other financial institutions listed therein relating to a loan facility of $202,000,000, dated July 17, 20098

4.3(c)                      Addendum No. 3 to Loan Agreement dated August 29, 2006 by and between Nordea Bank Finland Plc., Nordea Bank Norge ASA, OBO Holdings Ltd. and certain other financial institutions listed therein relating to a loan facility of $202,000,000, dated January 29, 20109

4.4(a)                      Loan Agreement dated September 5, 2006 by and between Seapowet Trading Ltd., Nordea Bank Norge ASA and certain other financial institutions listed therein relating to a loan facility of $8,000,00010

4.4(b)                      Addendum No. 1 and Waiver Agreement to Loan Agreement dated September 5, 2006 by and between Seapowet Trading Ltd., Nordea Bank Norge ASA and certain other financial institutions listed therein relating to a loan facility of $8,000,000, dated July 17, 200911

4.4(c)                      Addendum No. 2 to Loan Agreement dated September 5, 2006 by and between Seapowet Trading Ltd., Nordea Bank Norge ASA and certain other financial institutions listed therein relating to a loan facility of $8,000,000, dated January 29, 201012

4.5           Loan Agreement dated September 7, 2007 by and between Boss Tankers, Ltd., Bank of Scotland and certain other financial institutions listed therein relating to a term loan facility of $25,500,00013

4.6           Amendment to Loan Agreement dated September 7, 2007 by and between Boss Tankers, Ltd., Bank of Scotland and certain other financial institutions listed therein relating to a term loan facility of $25,500,000, dated December 7, 200714

4.6(a)                      Loan Agreement dated September 7, 2007 by and between Boss Tankers, Ltd., Bank of Scotland and certain other financial institutions listed therein relating to a term loan facility of $3,975,230, dated February 3, 201015

4.7           Loan Agreement dated October 25, 2007 by and between Cliaship Holdings Ltd., Nordea Bank Norge ASA and certain other financial institutions listed therein relating to a loan facility of $26,700,00016

4.7(a)                      Addendum No. 1 and Waiver Agreement to Loan Agreement dated October 25, 2007 by and between Cliaship Holdings Ltd., Nordea Bank Norge ASA and certain other financial institutions listed therein relating to a loan facility of $26,700,000, dated July 17, 200917

4.8           Loan Agreement dated January 24, 2007 by and between Sakonnet Shipping Ltd., The Bank of Nova Scotia Asia, Ltd. and certain other financial institutions listed therein relating to a loan facility of $27,300,00018

4.9           Side letter relating to the Loan Agreement dated January 24, 2007 by and between Sakonnet Shipping Ltd., The Bank of Nova Scotia Asia, Ltd. and certain other financial institutions listed therein relating to a loan facility of $27,300,000, dated November 24, 200819

4.10           Consent Letter relating to the Loan Agreement dated January 24, 2007 by and between Sakonnet Shipping Ltd., The Bank of Nova Scotia Asia, Ltd. and certain other financial institutions listed therein relating to a loan facility of $27,300,000, dated April 15, 201020

4.10(a)                      Consent Letter relating to the Loan Agreement dated January 24, 2007 by and between Sakonnet Shipping Ltd., The Bank of Nova Scotia Asia, Ltd. and certain other financial institutions listed therein relating to a loan facility of $27,300,000, dated May 12, 201021

4.11           Loan Agreement dated May 13, 2008 by and between Sachem Shipping Ltd., DVB Bank AG, DVB Group Merchant Bank (Asia) Ltd. and certain other financial institutions listed therein relating to a loan facility of $30,000,00022

4.12           Side Letter relating to the Loan Agreement dated May 13, 2008 by and between Sachem Shipping Ltd., DVB Bank AG, DVB Group Merchant Bank (Asia) Ltd. and certain other financial institutions listed therein relating to a loan facility of $30,000,000, dated October 28, 200823

4.13           Letter of Credit Facility Agreement dated July 31, 2008 by and between Straits Offshore Ltd. and HSH Nordbank AG, New York Branch in the amount of $23,205,00024

4.14           Agreement dated September 1, 2008 between Straits Offshore and B+H Equimar Singapore25

4.15           Amendment to Letter of Credit Facility Agreement dated July 31, 2008 by and between Straits Offshore Ltd. and HSH Nordbank AG, New York Branch in the amount of $23,205,000, dated September 12, 200826

4.16           Limited Waiver and Consent Agreement to Letter of Credit Facility Agreement dated July 31, 2008 by and between Straits Offshore Ltd. and HSH Nordbank AG, New York Branch, dated April 20, 201027

4.17           Loan Agreement dated February 11, 2010 by and between OBO Holdings Ltd., Bank of Scotland Plc. andcertain other financial institutions listed therein relating to a loan facility of $3,975,23028

8.1           Subsidiaries of the Company29

12.1           Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer30

12.2           Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer31

13.1           Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 200232

13.2           Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 200233

[1]
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

[3]	Filed as Exhibit 10.1 to the Registration Statement.

[4]	Previously filed as an exhibit to the Company’s amended Annual Report on Form 20-F on November 9, 2009.

[5]	Previously filed as an exhibit to the Company’s amended Annual Report on Form 20-F on November 9, 2009.

[6]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on May 3, 2007.

[7]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.

[8]	Filed herewith.

[9]	Previously filed as an exhibit to the Company’s Report on Form 6-K on February 23, 2010.

[10]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on May 3, 2007.

[11]	Filed herewith.

[12]	Previously filed as an exhibit to the Company’s Report on Form 6-K on February 23, 2010.

[13]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June 16, 2008.

[14]	Previously filed as an exhibit to the Company’s amended Annual Report on Form 20-F on November 9, 2009.

[15]	Previously filed as an exhibit to the Company’s Report on Form 6-K on February 23, 2010.

[16]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June 16, 2008.

[17]	Filed herewith.

[18]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June 16, 2008.

[19]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.

[20]	Filed herewith.

[21]	Filed herewith.

[22]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.

[23]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.

[24]	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.

[25]	Previously filed as an exhibit to the Company’s amended Annual Report on Form 20-F on November 9, 2009.

[26]	Filed herewith.

[27]	Filed herewith.

[28]	Filed herewith.

[29]	Filed herewith.

[29]	Filed herewith.

[30]	Filed herewith.

[31]	Filed herewith.

[32]	Filed herewith.

[33]	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B+H OCEAN CARRIERS LTD.
(Registrant)

By:           /s/ Michael S. Hudner
Chairman of the Board, President and
Chief Executive Officer

EXHIBIT 12.1

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

Date:                      June 8, 2010

By:           /s/ Michael S. Hudner
Michael S. Hudner
Chairman of the Board, President and
Chief Executive Officer

EXHIBIT 12.2

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

Date:                      June 8, 2010

By:           /s/ R. Anthony Dalzell
R. Anthony Dalzell
Treasurer and Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO 18 U.S.C.  SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of B+H Ocean Carriers Ltd.; (the “Company”) for the year ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael S.  Hudner, Chairman of the Board, President and Chief Executive Officer and Class A Director of the Company, certify, pursuant to 18 U.S.C.  1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:                      June 8, 2010

By:           /s/ Michael S. Hudner
Michael S. Hudner
Chairman of the Board, President and
Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION PURSUANT TO 18 U.S.C.  SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of B+H Ocean Carriers Ltd.; (the “Company”) for the year ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, R. Anthony Dalzell, Treasurer and Chief Financial Officer and Class A Director of the Company, certify, pursuant to 18 U.S.C.  1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13 (a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:                      June 8, 2010

By:           /s/ R. Anthony Dalzell
R. Anthony Dalzell
Treasurer and Chief Financial Officer

Item	18. FINANCIAL STATEMENTS.

B+H Ocean Carriers Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of B+H Ocean Carriers Ltd.

We have audited the accompanying consolidated balance sheets of B+H Ocean Carriers Ltd.  as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of B+H Ocean Carriers Ltd.  at December 31, 2009 and 2008 and the consolidated results of its operations and its cash flows for the each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Providence, RI
June 8, 2010

B+H Ocean Carriers Ltd.
Consolidated Balance Sheets
December 31, 2009 and 2008
ASSETS	2009	2008
CURRENT ASSETS:
Cash and cash equivalents	$ 3,679,324	$ 30,483,501
Restricted cash (Note 11)	1,065,983	-
Marketable equity securities	566,921	233,779
Trade accounts receivable, less allowance for doubtful accounts of $180,750 and $252,633 in 2009 and 2008, respectively	964,345	2,534,775
Vessels held for sale	10,354,750	17,735,000
Inventories	668,886	2,828,070
Prepaid expenses and other current assets	982,633	3,486,587
Total current assets	18,282,842	57,301,712
Vessels, at cost:
Vessels	226,749,097	358,800,247
Less - Accumulated depreciation	(61,472,453)	(76,596,657)
	165,276,644	282,203,590
Investment in Nordan OBO 2 Inc.	10,117,685	12,425,181
Other assets	1,501,144	2,858,861
Total assets	$ 195,178,315	$ 354,789,344
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 7,860,608	$ 19,800,733
Accrued liabilities	1,572,723	5,611,280
Accrued interest	208,073	510,754
Current portion of mortgage payable	34,081,044	160,291,230
Floating rate bonds payable	-	15,500,000
Deferred income	1,992,526	6,818,299
Other liabilities	119,328	109,523
Unsecured loan	1,250,000	-
Total current liabilities	47,084,302	208,641,819
Fair value of derivative liabilities	3,152,024	4,982,914
Mortgage payable	60,004,871	-
Floating rate bonds payable	13,500,000	-
SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; no shares issued and outstanding		-
Common stock, $0.01 par value; 30,000,000 shares authorized; 7,557,268 shares issued,
5,555,426 shares outstanding as of December 31, 2009 and 2008, respectively	75,572	75,752
Paid-in capital	93,863,094	93,863,094
Retained (deficit) earnings	(4,229,947)	66,564,545
Accumulated other comprehensive loss	(2,159,800)	(3,226,799)
Treasury stock	(16,111,801)	(16,111,801)
Total shareholders' equity	71,437,118	141,164,611
Total liabilities and shareholders' equity	$ 195,178,315	$ 354,789,344
The accompanying notes are an integral part of these consolidated financial statements.

B+H Ocean Carriers Ltd.
Consolidated Statements of Operations
For the years ended December 31, 2009, 2008 and 2007
	2009	2008	2007
Revenues:
Voyage and time charter revenues	$ 77,733,764	$ 104,018,073	$ 110,917,094
Other revenue	29,946	890,842	1,499,737
Total revenues	77,763,710	104,908,915	112,416,831

Operating expenses:
Voyage expenses	13,758,771	28,097,799	27,882,163
Vessel operating expenses, drydocking and survey costs	36,778,737	46,845,031	39,366,478
Depreciation	17,031,428	16,443,807	15,201,220
Amortization of deferred charges	8,194,909	8,755,356	6,341,330
Impairment charge on vessel	28,918,393	7,364,675	-
Goodwill impairment charge	118,750	-	-
Loss (gain) on sale of vessels	35,067,228	(13,262,590)	-
General and administrative:
Management fees to related party	1,123,964	1,199,581	2,252,608
Consulting and professional fees, and other expenses	4,085,900	4,836,247	5,096,763
Total operating expenses	145,078,080	100,279,906	96,140,562

(Loss) income from vessel operations	(67,314,370)	4,629,009	16,276,269

Other income (expense):
Interest expense	(6,980,341)	(11,249,461)	(12,740,894)
Interest income	18,275	1,156,151	3,121,273
Income from investment in Nordan OBO 2 Inc.	1,192,504	3,933,495	790,288
Gain (loss) on fair value of derivatives	-	16,055,794	(3,419,797)
Gain (loss) on value of interest rate swaps	707,074	(763,935)	(1,250,395)
Gain (loss) on other investments	163,866	(240,937)	(757,567)
Gain on debt extinguishment	1,418,500	2,345,000	-
Total other (expense) income, net	(3,480,122)	11,236,107	(14,257,092)

Net (loss) income	$ (70,794,492)	$ 15,865,116	$ 2,019,177

Basic earnings per common share	$ (12.74)	$ 2.36	$ 0.29

Diluted earnings per common share	$ (12.74)	$ 2.36	$ 0.29

Weighted average number of common shares outstanding:
Basic	5,555,426	6,723,832	6,994,843
Diluted	5,555,426	6,723,832	7,031,210
The accompanying notes are an integral part of these consolidated financial statement.

B + H Ocean Carriers Ltd.
Consolidated Statements of Shareholders’ Equity
	Common	Treasury	Paid-in	Retained	Accumulated Other
	Stock	Stock	Capital	Earnings (Deficit)	Income (Loss)	Total

Balance, December 31, 2006	$ 75,572	$ (6,655,040)	$ 93,861,215	$ 48,680,252	$ 18,183	$ 135,980,182

Net income	-	-	-	2,019,177	-	2,019,177
Change in fair value of cash flow hedge					(842,969)	(842,969)
Comprehensive income	-	-	-	2,019,177	(842,969)	1,176,208
Common stock issued (3)	-	-	(45,646)	-	-	(45,646)
Treasury shares issued (1)	-	16,878	16,634	-	-	33,512
Treasury shares issued (2)	-	1,088,239	(887,549)	-	-	200,690
Treasury shares issued (5)		537,560	918,440			1,456,000
Treasury shares acquired (4)	-	(6,364,324)	-	-	-	(6,364,324)
Balance, December 31, 2007	75,572	(11,376,687)	93,863,094	50,699,429	(824,786)	132,436,622

Net income	-	-	-	15,865,116	-	15,865,116
Change in fair value of cash flow hedge	-	-	-	-	(2,402,013)	(2,402,013)
Comprehensive income				15,865,116	(2,402,013)	13,463,103
Treasury shares acquired (4)	-	(4,735,114)	-	-	-	(4,735,114)
Balance, December 31, 2008	75,572	(16,111,801)	93,863,094	66,564,545	(3,226,799)	141,164,611

Net (loss)	-	-	-	(70,794,492)	-	(70,794,492)
Change in fair value of cash flow hedge	-	-	-	-	1,066,999	1,066,999
Comprehensive income				(70,794,492)	1,066,999	(69,727,493)
Treasury shares acquired (4)	-	-	-	-	-	-
Balance, December 31, 2009	$ 75,572	$ (16,111,801)	$93,863,094	$(4,229,947)	$ (2,159,800)	$71,437,118

Shares outstanding at December 31, 2009, 2008 and 2007 totaled 5,555,426, 5,555,426 and 6,866,615, respectively.

(1)           Treasury shares issued per 1998 Agreement.

(2)	Pursuant to a program to repurchase up to 600,000 shares for reissuance to B+H Management Ltd. (“BHM”) when options are exercised.

(3)           Expenses related to private placement of shares in 2005.

(4)	Pursuant to a program to repurchase up to 10% of the Company’s shares, which was authorized by the Board of Directors in October 2005.

(5)           Shares granted to BHM and to the Board of Directors.

B + H Ocean Carriers Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2008, 2007
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(70,794,492)	15,865,116	$ 2,019,177
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Vessel depreciation	17,031,428	16,443,807	15,201,220
Amortization of deferred charges	8,194,909	8,755,356	6,341,330
Impairment charge on vessel	28,918,393	7,364,675	-
Goodwill impairment charge	118,750
Loss (gain) on sale of vessels	35,067,228	(13,262,590)	-
(Gain) loss on value of interest rate swaps	(707,074)	763,935	1,250,395
(Gain) on value of put contracts	-	(14,494,776)	3,419,797
(Reduction) in allowance for uncollectible accounts	(71,883)	(83,759)	216,000
Other (gain) losses, net	(163,866)	326,194	128,707
Compensation expense recognized under stock awards	-	-	1,489,512
Gain on debt extinguishment	(1,418,500)	(2,345,000)	-
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	1,642,313	2,297,246	(2,431,552)
Decrease (increase) in inventories	2,159,184	578,786	(859,080)
Decrease (increase) in prepaid expenses and other current assets	2,503,954	(1,804,323)	(341,350)
(Decrease) increase in accounts payable	(11,940,125)	(15,378,084)	23,720,892
(Decrease) increase in accrued liabilities	(4,038,557)	2,500,038	(766,337)
(Decrease) in accrued interest	(302,681)	(721,377)	141,654
(Decrease) increase in deferred income	(4,825,773)	240,283	(768,174)
Increase (decrease) in other liabilities	9,805	(124,777)	83,589
Payments for special surveys	(3,854,721)	(7,691,627)	(7,984,217)
Total adjustments	68,322,784	(16,635,993)	38,842,386
Net cash (used in) provided by operating activities	(2,471,708)	(770,877)	40,861,563

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase and investment in vessels	(2,897,775)	(6,829,373)	(19,600,000)
Proceeds from sale of vessels	43,417,908	38,116,601	-
Investment in vessel conversion	(130,658)	(34,336,062)	(39,107,941)
Income from investment in Nordan OBO II Inc.	(1,192,504)	(3,933,495)	(790,288)
Dividends from Nordan OBO II Inc.	3,500,000	1,500,000	1,375,000
Investment in put option contracts	-	-	(10,008,075)
Proceeds from sale of put option contracts	-	21,787,494	-
Purchase of marketable equity securities	(333,142)	(2,123,942)	(163,455)
Redemption of marketable equity securities, net	-	2,664,367	-
Increase in restricted cash	(1,065,983)	-	-
Net cash provided by (used in) in investing activities	41,297,846	16,845,590	(68,294,759)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt financing costs	(93,500)	(294,999)	(1,526,501)
Issuance of common stock, net of issuance costs	-	-	(45,646)
Purchase of treasury stock	-	(4,735,114)	(6,364,324)
Issuance of treasury shares	-	-	200,690
Purchase of debt securities	(581,500)	(2,155,000)	-
Proceeds from unsecured Loan	1,250,000	-	-
Proceeds from mortgage financing	-	30,000,000	88,700,000
Payments of unsecured debt	-	-	(31,402,960)
Payments of mortgage principal	(66,205,315)	(70,010,967)	(38,914,223)
Net cash (used) provided by financing activities	(65,630,315)	(47,196,080)	10,647,036

Net (decrease) increase in cash and cash equivalents	(26,804,177)	(31,121,367)	(16,786,160)
Cash and cash equivalents, beginning of year	30,483,501	61,604,868	78,391,028
Cash and cash equivalents, end of year	$ 3,679,324	$ 30,483,501	$ 61,604,868

Supplemental schedule of noncash financing and investment transactions (NOTE 9).

NOTE 1 -- ORGANIZATION

B+H Ocean Carriers Ltd.  (the “Company”), a Liberian Corporation, was incorporated in April 1988 and was initially capitalized on June 27, 1988.  The Company is engaged in the business of acquiring, investing in, owning, operating and selling product tankers, OBO (Ore/Bulk/Oil) combination carriers, an Accommodation Field Development Vessel (“AFDV”) and bulk carriers.  In August 1988, the Company completed a public offering of 4,000,000 shares of its common stock.  In May 2005, the Company made a private offering of 3,243,243 shares of its common stock.

As of December 31, 2009, the Company owned and operated one panamax product tanker, five OBO (Ore/Bulk/Oil) combination carriers and one bulk carrier.  Through its subsidiary,  Straits Offshore Ltd, the Company entered into an agreement to purchase an Accommodation Field Development Vessel which was under construction in Malaysia and was due to be delivered to the Company in second quarter 2010.  The contract for the AFDV was cancelled on March 30, 2010 due to a failure by the seller to meet its contractual obligations.

The Company also owns a 50% interest in the disponent owner of a combination carrier through its interest in Nordan OBO 2 Inc (“Nordan”), which was acquired in March 2006.  The Company accounts for its interest in Nordan under the equity method.

At December 31, 2008, the Company did not expect that it would be able to meet all financial covenants of certain of its loan agreements in periods subsequent to December 31, 2008 and, although management did not expect that lenders would demand repayment before maturity, the Company reclassified long term debt under those loan agreements, amounting to $77.8 million, as current.  Due to the possibility of future consequential technical default under cross default or material adverse change provisions of other credit facilities, the Company reclassified the balance of its long-term debt at December 31, 2008, amounting to $48.9 million, as current.   If breaches of covenants arose and waivers were not granted, the Company’s lenders would have the right to cancel the commitments under these facilities and demand full repayment and cash generated from current operations would likely not have been sufficient to repay the balance had the lenders demanded total repayment.  Therefore, as of December 31, 2008, these factors raised substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During 2009, the Company entered into amendments to three of its loan agreements which, among other matters, provided for less restrictive covenants on an on-going basis, and the Company obtained waivers, as necessary, under two loan agreements and one credit facility, which were repaid or settled in full in 2009 or during the early months of 2010.  In addition, in 2009 the Company (i) sold six unprofitable vessels, (ii) paid an aggregate of $66.2 million of the Company’s secured debt, which represented 41% of total secured debt of the Company at December 31, 2008, and (iii) arranged for employment of the remaining wholly owned fleet on long term time charters valid through various dates in 2011 and 2012. Approximately 86% of the total revenue of these charters emanates from a charterer whose obligations have been guaranteed by affiliated investment grade corporations.  Subsequent to December 31, 2009, the Company cancelled a contract to acquire an AFDV on March 30, 2010, as a result of which the Company, through June 2, 2010, received refunds and related amounts totaling $5.9 million, and is due to receive a further refund of up to $2.7 million.

As a consequence of these efforts and the waivers received effective December 31, 2009, the Company was fully compliant with all covenants under all its loan agreements at December 31, 2009, and, based on its projections for 2010, expects to remain fully compliant with the covenants under all outstanding loan agreements in 2010.  The Company believes that these events will allow the Company to continue as a going concern through at least January 1, 2011.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting:

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.  A summary of significant accounting policies follows.

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

At December 31, 2009, the Company’s largest three accounts receivable balances represented 85% of total accounts receivable.  At December 31, 2008, the Company’s largest three accounts receivable balances represented 72% of total accounts receivable.  The allowance for doubtful accounts was approximately $181,000 and $253,000 at December 31, 2009 and 2008, respectively.  To date, the Company’s actual losses on past due receivables have not exceeded its estimate of bad debts.

During 2009, revenues from one customer accounted for $46.3 million (60.0%) of total revenues.  Revenue from one customer accounted for $34.5 million (33.1%) of total revenues in 2008.  In 2007, revenue from one customer accounted for $35.6 million (31.6%) of total revenues.   During the years ended December 31, 2009, 2008 and 2007, revenues from three significant customers accounted for $62.5 million (80.5%), $53.4 million (51.4%) and $23.9 million (32.0%) of total revenues, respectively.

Basic and diluted net income per common share:

Basic net income per common share is computed by dividing the net income for the year by the weighted average number of common shares outstanding.  Diluted earnings per share (“EPS”) is calculated by dividing net income for the year by the weighted average number of common shares, increased by potentially dilutive securities.  For the year ended December 31, 2007, diluted EPS reflects the net effect on shares outstanding, using the treasury stock method, of the stock options granted to BHM in 2000 and the treasury shares held to satisfy the 1998 agreement. There were no dilutive securities for the years ended December 31, 2009 and 2008.

	2009	2008	2007

Weighted average number of shares outstanding - basic	5,555,426	6,723,832	6,994,843
Net effect of outstanding stock options	-	-	36,367

Weighted average number of shares outstanding - diluted	5,555,426	6,723,832	7,031,210

Cash and cash equivalents:

Cash and cash equivalents include cash, certain money market accounts and overnight deposits with an original maturity of 90 days or less when acquired.

Marketable Securities:

Marketable equity securities are recorded at fair value determined on the basis of quoted market price.  Such investments are classified as trading securities.  Changes in the fair value of such investments are recorded in other income in the Consolidated Statements of Operations.

The Company’s securities are bought and held principally for the purpose of selling in the near term (and are thus generally held for only a short period of time).  Furthermore, the trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.  As such, the Company has determined that the classification of cash flows from purchases, sales and maturities of trading securities as investing cash flows is appropriate.

Fair value of financial instruments:

The following methods and assumptions were used to estimate the fair value of financial instruments included in the following categories:

The carrying amounts reported in the accompanying Consolidated Balance Sheets for cash and cash equivalents and accounts receivable approximate their fair values due to the short term nature of such instruments.

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

Capital improvements to vessels made during special surveys are capitalized when incurred and amortized over the 5-year period until the next special survey.  The capitalized costs for scheduled classification survey and related vessel upgrades were $3.9 million for three vessels in 2009, $7.7 million for five vessels in 2008 and $8.0 million in 2007 for three vessels.  Three special surveys occurred in the year ended December 31, 2009.  Conversion costs are capitalized and will be amortized over the period remaining to 30 years.  Unamortized conversion costs and dry-docking costs of vessels that are sold are included in calculation of the resulting gain or loss in the year of the vessel’s sale.

Payments for special survey costs are characterized as operating activities on the Consolidated Statements of Cash Flows.  Amortization of special survey costs is characterized as amortization of deferred charges on the Consolidated Statements of Operations and Cash Flows.

Repairs and maintenance:

Expenditures for repairs and maintenance and interim dry-docking of vessels are charged against income in the year incurred.  Repairs and maintenance expense approximated $2.8 million, $4.3 million and $2.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.  Interim dry-docking expense was approximately $3.6 million, $1.9 million and $0.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Impairment of long-lived assets:

The Company evaluates the carrying amounts of its vessels to determine if events have occurred that would require modification to their carrying values or useful lives.  In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market and the product tanker charter market have declined significantly, and vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates, conditions that we consider indicators of impairment.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average) over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses, assuming an average annual inflation rate of 2.0%.

If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.  Fair market value is determined by reference to appraisals provided by independent brokers.  Third party brokers provide appraisals with or without physical inspection of the vessels on the basis of a sale for prompt delivery for cash at arm’s length on normal commercial terms as between a willing buyer and seller, on an “as is, where is” basis, free of any existing charter or other contract of employment and/or pool arrangement.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, vessel operating expenses, vessels' residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. For the year end December 31, 2009, the Company recognized an aggregate impairment loss of $28.9 million related to the M/V SACHEM and M/T SAGAMORE.

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

Derivatives and hedging activities:

The Company accounts for derivatives in accordance with the provisions of ASC Topic 815.  The Company uses derivative instruments to reduce market risks associated with its operations, principally changes in interest rates.  Derivative instruments are recorded as assets or liabilities and are measured at fair value.

Derivatives designated as cash flow hedges are recorded on the balance sheet at fair value with the corresponding changes in fair value recorded as a component of accumulated other comprehensive income (equity).  At December 31, 2009, the Company is party to three interest rate swap agreements that qualify as cash flow hedges; the aggregate fair value of these cash flow hedges is a liability of $2.3 million.  At December 31, 2008, the Company was party to four interest rate swap agreements that qualified as cash flow hedges; the aggregate fair value of these cash flow hedges was a liability of $4.4 million.

Derivatives that do not qualify for hedge accounting are recorded on the balance sheet at fair value with the corresponding changes in fair value recorded in operations.  At December 31, 2009, the Company is party to two interest rate swap agreements having an aggregate notional value of $18.4 million, which do not qualify for hedge accounting.  During 2009, one of the swaps no longer met hedge accounting criteria and, accordingly, the Company reclassified the gains associated with that interest rate swap out of accumulated other comprehensive income and into earnings in 2009.  The fair value of these non-qualifying swaps is a liability of $0.8 million at December 31, 2009.  At December 31, 2008, the Company was party to one interest rate swap agreement which did not qualify for hedge accounting.  The aggregate fair value of this non-qualifying swap agreement was a liability of $0.5 million.  These are both reflected within Fair Value of Derivative Liabilities on the accompanying Consolidated Balance Sheets and are recorded as Gain (Loss) on value of interest rate swaps in the Consolidated Statements of Operations.

The Company is exposed to credit loss in the event of non-performance by the counter party to the interest rate swap agreements; however, the Company does not anticipate non-performance by the counter party.

The Company is party to foreign currency exchange contracts which are designed to mitigate the risk associated with changes in foreign currency exchange rates.  These contracts, which were entered into during 2007, did not qualify for hedge accounting; and the change in their fair value is therefore recorded in operations.  At December 31, 2008, the aggregate fair value of these non-qualifying foreign exchange contracts was a liability of $57,000 and is reflected within Fair Value of Derivative Liabilities on the accompanying Consolidated Balance Sheets.  There were no such contracts at December 31, 2009.

Fair value measurements:

Fair value of financial instruments:

The following methods and assumptions were used to estimate the fair value of financial instruments included in the following categories:

The carrying amounts reported in the accompanying Consolidated Balance Sheets for cash and cash equivalents and accounts receivable approximate their fair values due to the short term nature of such instruments.

The carrying amounts reported in the accompanying Consolidated Balance Sheets for short-term debt approximates its fair value due to the current maturity of such instruments coupled with interest at variable rates that are periodically adjusted to reflect changes in overall market rates.  The carrying amount of the Company’s variable rate long-term mortgage payable approximates fair value.  The most recent trading activity related to the Company's Bonds, which occurred in March 18 2009, indicates that the fair value of the Bonds as of that date is approximately $3.9 million.

The Company adopted SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”) effective January 1, 2008.  SFAS No. 157 (as codified in ASC Topic 820, Fair Value Measurement Disclosures) defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  ASC Topic 820 also describes three levels of inputs that may be used to measure fair value:

Level 1 - quoted prices in active markets for identical assets and liabilities

Level 2 - observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 - unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis were as follows:

	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active	Significant Other	Significant
		Markets for Identical Assets	Observable Inputs	Unobservable Inputs

Description	12/31/09	Level 1	Level 2	Level 3

Marketable equity securities - asset	$566,921	$566,921	-	-
Marketable equity securities – securities sold short	$(61,747)	$(61,747)
Interest rate hedge	(3,152,024)		(3,152,024)	-
Total	$(2,646,850)	$505,174	$(3,152,024)	-

	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active	Significant Other	Significant
		Markets for Identical Assets	Observable Inputs	Unobservable Inputs

Description	12/31/08	Level 1	Level 2	Level 3
Marketable equity securities - asset	$233,779	$233,779	-	-
Interest rate hedge - liability	(4,926,097)		(4,926,097)	-
Foreign currency contracts - liability	(56,817)		(56,817)	-
Total	$(4,749,135)	$233,779	$(4,982,914)	-

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and assumptions.

Term loan issuance costs:

Term loan issuance costs are amortized over the life of the obligation using the straight-line method, which approximates the interest method.

Recent accounting pronouncements

In June 2009 the FASB issued Statement No. 168, FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (SFAS No. 168), which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Once effective, the Codification's content will carry the same level of authority, effectively superseding Statement 162. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative. Statement 168 (as codified in ASC Topic 105) is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASC Topic 105 did not have a material impact on the Company’s results of operations or financial position.

In May, 2009, the FASB issued SFAS No. 165 "Subsequent Events"("SFAS No. 165"), which provides guidance on management's assessment of subsequent events. SFAS 165 (as codified in ASC Topic 855):

-Clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued."

-Does not change the recognition and disclosure requirements in AICPA Professional Standards, AU Section 560, "Subsequent Events" ("AU Section 560") for Type I and Type II subsequent events; however, Statement 165 refers to them as recognized (Type I) and nonrecognized subsequent events (Type II).

ASC Topic 855 is effective prospectively for interim or annual financial periods ending after June 15, 2009. Adoption of ASC Topic 855 in 2009 did not have a significant impact on the Company's financial statements.

NOTE 3 – ACQUISITIONS, SALES AND OTHER SIGNIFICANT TRANSACTIONS

On January 15, 2009, the Company, through a wholly-owned subsidiary, sold  M/V ALGONQUIN for $17.7 million.  No gain or loss was recorded as the carrying value was written down to estimated fair value during 2008.

During the first quarter of 2009, the Company purchased additional unsecured bonds with a face value of $2.0 million and realized a $1.4 million gain.  As a result of this debt extinguishment, total bonds payable at December 31, 2009 was $13.5 million.   The Company has not purchased any bonds since March 31, 2009. SEE NOTE 7.

On August 21, 2009, the Company, through a wholly-owned subsidiary, sold M/T AGAWAM for $3.8 million. The sale resulted in a loss of approximately $3.0 million in the third quarter of 2009.

On August 27, 2009, the Company, through a wholly-owned subsidiary, sold M/T PEQUOD for $4.0 million. The sale resulted in a loss of approximately $5.1 million in the third quarter of 2009.

On September 18, 2009, the Company, through a wholly-owned subsidiary, sold M/T ANAWAN for $4.1 million. The sale resulted in a loss of approximately $1.6 million in the third quarter of 2009.

On October 29, 2009, the Company, through a wholly-owned subsidiary, sold M/V CAPT THOMAS J. HUDNER JR for $9.9 million.  The sale resulted in a loss of approximately $23.1 million in the fourth quarter of 2009.

On November 19, 2009, the Company, through a wholly-owned subsidiary, sold M/T AQUIDNECK for $3.9 million.  The sale resulted in a loss of approximately $2.3 million in the fourth quarter of 2009.

The vessels listed below are encumbered by the $202.0 million term loan facility, dated August 29, 2006.  The loan balance was $62.3 million at December 31, 2009.  The Company also completed the refinancing of the $3.9 million balance of a loan remaining after the sale in 2009 of four product tankers that were secured by the $34.0 million loan facility. The refinanced loan will be due in December 2011 and is secured by a second mortgage on the following five vessels.  SEE NOTE 6.

OBO BONNIE SMITHWICK

OBO RIP HUDNER

OBO SEAROSE G

OBO ROGER M JONES

M/T SAGAMORE

The following vessels were previously encumbered by the $26.7 million loan facility, dated October 25, 2007.  The loan balance was paid in full at December 31, 2009.  SEE NOTE 6.

OBO SACHUEST (Sold on March 27, 2008)

M/T ACUSHNET (Sold on February 26, 2008)

M/V CAPT THOMAS J HUDNER (Sold on October 29, 2009)

M/T ALGONQUIN (Sold on January 15, 2009)

OBO SAKONNET is encumbered by the $27.3 million term loan facility, dated January 24, 2007.  The loan balance was $16.8 million at December 31, 2009. SEE NOTE 6.

M/V SACHEM is encumbered by the $30.0 million term loan facility, dated May 13, 2008.  The loan balance was $9.5 million at December 31, 2009 and was paid in full on January 15, 2010.  SEE NOTE 6.

Vessels, net:

The amounts in the accompanying consolidated balance sheets are summarized as follows:

	12/31/2007		2 0 0 8
Vessels	Cost Vessels	Accumulated Depreciation	Additions Vessel/ Conversion/ Equipment	Disposals Equipments	Deletions Depreciation	Additions Depreciation	Impairment Charge	12/31/2008	12/31/2008	Vessel Held for Sale	Accumulated Depreciation for Vessel Held for Sale
Agawam	$16,114,141	$(6,654,819)	$21,754	$(1,358,187)	$1,358,187	$(1,717,011)		$14,777,708	$(7,013,643)
Algonquin	20,070,761	(4,137,843)	9,488,366	(31,532)	31,532	(321,609)	(7,364,675)	29,527,595	(11,792,595)	(29,527,595)	11,792,595
Anawan	15,865,379	(7,122,319)	15,000	(1,589,650)	1,589,650	(1,825,568)		14,290,729	(7,358,237)
Aquidneck	15,665,908	(5,836,085)	4,059	(1,046,026)	1,046,026	(2,144,083)		14,623,941	(6,934,142)
Bonnie Smithwick	35,804,454	(5,075,065)	526,972			(1,801,944)		36,331,426	(6,877,009)
Pequod	22,980,620	(9,422,606)	-	(823,889)	953,970	(2,808,924)		22,156,731	(11,277,560)
Rip Hudner	37,216,779	(5,054,512)	1,568,665			(1,780,788)		38,785,444	(6,835,300)
Roger Jones	33,480,495	(4,142,013)	1,464,031			(2,045,488)		34,944,526	(6,187,501)
Sagamore	26,236,808	(3,546,155)	-			(1,743,945)		26,236,808	(5,290,100)
Sakonnet	36,400,000	(3,462,885)	2,993,949			(2,217,679)		39,393,949	(5,680,564)
Sachem	27,162,387	(1,512,107)	8,652,266			(2,596,375)		35,814,653	(4,108,482)
Searose G	37,200,000	(4,986,208)	367,665			(1,780,788)		37,567,665	(6,766,996)
TJ Hudner	19,906,239	(694,515)	17,101,385			(1,362,892)		37,007,624	(2,057,407)
Other	247,626	(241,247)	(176,423)	(31,533)	31,531	-		39,670	(209,716)
Accommodation Barge			6,829,373	-		-		6,829,373	-
Total	$344,351,597	$(61,888,379)	$48,857,062	$(4,880,817)	$5,010,896	$(24,147,094)	$(7,364,675)	$388,327,842	$(88,389,252)
Vessel held for sale	-	-						(29,527,595)	11,792,595
	344,351,597	(61,888,379)						358,800,247	(76,596,657)
Net book value of owned vessels		$282,463,218						$282,203,590

	Fixed Asset Record with Straight Line Depreciation
	12/31/2008		2009
Vessels	Cost Vessels	Accumulated Depreciation	Additions Vessel Special survey	Disposals Vessels	Deletions Depreciation	Additions Depreciation	Loss on vessel sales	Impairment charges/loss on vessel sales	Total vessel at Cost 12/31/09	Accumulated Depreciation 12/31/09
Agawam	14,777,708	(7,013,643)	-	(14,777,708)	10,928,820	(1,001,589)	(2,913,588)	-	-	-
Algonquin	29,527,595	(11,792,595)		(29,527,595)	11,792,595				-	-
Anawan	14,290,729	(7,358,237)	-	(14,290,729)	10,171,877	(1,234,100)	(1,579,540)		-	-
Aquidneck	14,623,941	(6,934,142)	-	(14,623,941)	10,818,462	(1,608,060)	(2,276,260)	-	-	-
Bonnie Smithwick	36,331,426	(6,877,009)	1,945,785			(2,255,283)			38,277,211	(9,132,292)
Pequod	22,156,731	(11,277,560)	-	(22,156,731)	18,015,765	(1,404,335)	(5,333,870)	-	-	-
Rip Hudner	38,785,444	(6,835,300)	208,946			(2,106,683)			38,994,390	(8,941,983)
Roger Jones	34,944,526	(6,187,501)	-			(2,116,093)			34,944,526	(8,303,594)
Sagamore	26,236,808	(5,290,100)		(56,233)		(1,744,321)		(10,917,388)	26,180,575	(17,951,809)
Sakonnet	39,393,949	(5,680,564)	-			(2,542,022)			39,393,949	(8,222,586)
Sachem	35,814,653	(4,108,482)	-	(25,377)		(3,325,039)		(18,001,005)	35,789,276	(25,434,526)
Searose G	37,567,665	(6,766,996)	1,663,633			(2,153,193)			39,231,298	(8,920,189)
TJ Hudner	37,007,624	(2,057,407)	130,658	(37,138,283)	27,424,531	(2,403,154)	(22,963,970)	-	-	-
Other	39,670	(209,716)	36,357	(76,027)	209,716	-			-	-
Accommodation Barge	6,829,373	-	2,897,775			-			9,727,148	-
Total	388,327,842	(88,389,252)	6,883,154	(132,672,623)	89,361,766	(23,893,872)	(35,067,228)	(28,918,393)	262,538,373	(86,906,979)
Vessel held for sale	(29,527,595)	11,792,595							(35,789,276)	25,434,526
	358,800,247	(76,596,657)							226,749,097	(61,472,453)
Net book value of owned vessels		282,203,590							165,276,644

Prior year acquisitions, disposals and other significant transactions

On July 29, 2008, Straits entered into an agreement to acquire an Accommodation Field Development Vessel (“AFDV”) upon completion of the construction of the vessel for $35.9 million.  On September 12, 2008, an amendment was agreed under which the price was increased by $2.6 million to $38.5 million to provide for additional equipment.  The purchase is secured by a $25.8 million letter of credit, which is secured, inter alia, by the Company.  The vessel was originally expected to be delivered in the second quarter of 2010.  In addition, Straits had placed an order for a 300T crane and an 8 point mooring system for the AFDV at a cost of Euros 3.4 million (approximately $4.8 million) and SGD $3.1 million (approximately $2.2 million), respectively.  During 2009, the Company had committed to purchase additional equipment for approximately $1.4 million. The contract for the AFDV was subsequently cancelled on March 30, 2010 due to a failure by the seller to meet its contractual obligations.  On April 30, 2010, the Company received a refund of its deposit on the vessel in the amount of $4.1 million together with interest thereon.  On May 11, 2010, the Company received an additional $1.1 million from Malayan Banking Berhad as liquidated damages due to the cancellation of the contract.

On May 13, 2008, the Company, through a wholly-owned subsidiary, entered into a $30 million term loan facility to refinance the previously completed conversion of M/V SACHEM to a bulk carrier.  The loan was secured by the vessel and by certain put option contracts entered into by the Company to mitigate the risk associated with the possibility of falling time charter rates.  In October 2008 there was a repudiatory breach by the time charterer of M/V SACHEM and the Company withdrew the vessel from the time charterer’s service.  As a result of this breach and its effect on the security provided to the mortgagee bank by the time charter, the bank reserved its rights under the finance documents.  On October 28, 2008, the Company agreed to prepay $12.5 million of the loan and in consideration the bank agreed to waive its rights under the finance documents arising in relation to this event of default and to release the assignment of certain put options.

On February 26, 2008, the Company, through a wholly-owned subsidiary, sold M/T ACUSHNET for $7.8 million.  The book value of the vessel of approximately $4.6 million was classified as held for sale at December 31, 2007.  A realized gain of $3.0 million is reflected in the Consolidated Statements of Operations.

On March 27, 2008, the Company, through a wholly-owned subsidiary, sold M/V SACHUEST for $31.3 million.  The book value of the vessel of approximately $20.4 million was classified as held for sale at December 31, 2007.  A realized gain of $10.3 is reflected in the Consolidated Statements of Operations.

NOTE 4 -- OTHER ASSETS

“Other Assets” are comprised of the following:

	2009	2008
Debt financing and related fees, net	$ 1,371,694	$ 2,610,659
Other assets	129,450	248,202
Total other assets	$ 1,501,144	$ 2,858,861

Mortgage commitment and related fees incurred in connection with the Company’s loan facilities are being amortized over the terms of the respective loans using the straight-line method which approximates the interest method.

NOTE 5-- RELATED PARTY TRANSACTIONS

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

Currently, the Company pays BHM a monthly rate of $6,743 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index.  During the years ended December 31, 2009, 2008 and 2007, the Company paid BHM fees of approximately $1,100,000, $1,200,000 and $1,126,000, respectively, for these services.  The total fees vary due to the change in the number of fee months resulting from changes in the number of vessels owned during each period.

The Company also pays BHM a monthly rate of $13,844 per MR product tanker and $16,762 per Panamax product tanker or OBO for technical management services, which may be adjusted annually for any increases in the Consumer Price Index.  Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels.  During the years ended December 31, 2009, 2008 and 2007, the Company paid BHM fees of approximately $2,259,000, $2,540,000 and $2,539,000, respectively, for these services.  Technical management fees are included in vessel operating expenses in the Consolidated Statements of Operations.  The total fees have decreased as a result of the decrease in the number of vessels operated from an average of 13.3 vessels for the twelve months of 2008 to 10.8 vessels for the twelve months of 2009.

The Company engages BHM to provide commercial management services at a monthly rate of $10,980 per vessel, which may be adjusted annually for any increases in the Consumer Price Index.  BHM obtains support services from Protrans (Singapore) Pte.  Ltd., which is owned by BHM.  Commercial managers provide marketing and operations services.  During the years ended December 31, 2009, 2008 and 2007, the Company paid BHM fees of approximately $1,625,000, $1,896,000 and $1,835,000, respectively, for these services.  Commercial management fees are included in voyage expenses in the Consolidated Statements of Operations.  The total fees decreased in 2009 due to the decrease in the number of fee months resulting from the decrease in the number of vessels owned.

The Company engaged Centennial Maritime Services Corp.  (“Centennial”), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board.  During the years ended December 31, 2009, 2008 and 2007, the Company paid Centennial manning fees of approximately $568,000, $777,000 and $662,000, respectively.  Manning fees are included in vessel operating expenses in the Consolidated Statements of Operations.

BHES provides office space and administrative services to Straits, a wholly-owned subsidiary and owner of the AFDV originally scheduled to be delivered in the second quarter of 2010, for SGD 5,000 (approximately $3,468) per month from January 2009 through April 2009 and SGD 12,000 (approximately $8,280) per month effective May 1, 2009.  The total expense incurred for these services was $95,600 in 2009.  These fees are included in general and administrative expenses in the Consolidated Statement of Operations.  The agreement to purchase the newbuilding AFDV was cancelled on March 30, 2010 due to the builder's repudiation of its obligations under the memorandum of agreement.

BHM received arrangement fees of $232,000 in connection with the financing of the accommodation barge SAFECOM1 in January 2009 and received brokerage commissions of $452,000 in connection with the sales of six vessels during 2009.  The Company also paid BHM standard industry chartering commissions of $704,000 in 2009, $720,000 in 2008 and $717,000 in 2007 in respect of certain time charters in effect during those periods.  Clearwater Chartering Corporation, a company affiliated through common ownership, was paid $489,000, $1,176,000 and $1,362,000 in 2009, 2008 and 2007, respectively, for standard industry chartering commissions.  Brokerage commissions are included in voyage expenses in the Consolidated Statements of Operations.

The Company paid fees of $312,000, $501,000 and $501,000 to J.V. Equities, Inc. in 2009, 2008 and 2007, respectively, for consulting services rendered.  J.V. Equities is controlled by John LeFrere, a director of the Company.

During each of 2009, 2008 and 2007, the Company paid fees of $128,000, $56,000 and $186,000 respectively, to R.  Anthony Dalzell, Chief Financial Officer, Vice President and a director of the Company, or to a Company deemed to be controlled by Mr. Dalzell for consulting services.

During 1998, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company would be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria.  The Company issued the shares of common stock to BHM at such time as the specific requirements of the agreement were met.  During 2007, 2,275 shares, bringing the total to 64,522 shares, were issued from treasury stock.  Compensation cost of $34,000 based on the market price of the shares at the date of issue, was included as management fees to related parties in the Consolidated Statement of Operations for the year ended December 31, 2007.  All shares in the plan were vested at December 31, 2007.

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

For the policy year ending February 20, 2010, the Company placed the following insurance with NAL:

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

For the periods ending December 31, 2009, 2008 and 2007, vessel operating expenses on the Consolidated Statements of Operations include approximately $719,000, $982,000 and $896,000, respectively, of insurance premiums paid to NAL (of which $667,000, $915,000 and $813,000, respectively, was ceded to reinsurers) and approximately $99,000, $196,000, and $188,000, respectively, of brokerage commissions paid to NAL.

The Company had accounts payable to NAL of $86,000 and $397,000 at December 31, 2009 and 2008, respectively.  NAL paid fees of $174,000 during each of the three years ending December 31, 2009, 2008 and 2007 to Mr. Dalzell or to a company deemed to be controlled by him for consulting service.

NOTE 6-- MORTGAGE PAYABLE

The following table provides a summary of the Company’s various loan facilities at each balance sheet date:

	Loan balance as of	Loan balance as of
	December 31, 2009	December 31, 2008
SAKONNET (term loan facility 1/24/07)	$ 16,810,686	$ 20,766,230
MR Product Tankers (term loan facility dated 12/7/07) As subsequently refinanced at February 11, 2010)	-	25,575,000
OBO Holdings Junior Loan (term loan facility dated 2/11/2010)	3,975,230	-
CLIASHIP (term loan facility dated 10/25/07	-	20,000,000
OBO (term loan facility dated 8/29/06)	62,300,000	77,950,000
SEAPOWET (term loan facility 9/5/06)	1,500,000	3,500,000
SACHEM (term loan facility 5/13/08)	9,500,000	12,500,000
BHO Bond (term loan facility date 12/12/06)	13,500,000	15,500,000
Total	107,585,916	175,791,230
Less: Current portion	(34,081,044)
Long-term portion	73,504,871

The Sakonnet term loan facility, OBO Holdings Junior loan facility, OBO term loan facility and Seapowet term loan facility all contain a material adverse change (“MAC”) clause. If the Company encountered difficulties that would qualify as a MAC in the Company’s (i) operations, (ii) condition (financial or otherwise), or (iii) ability to repay the amount outstanding, the Company’s credit agreement could be cancelled at the lender’s sole discretion. The lenders could then elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing such indebtedness. The Company believes, although the Company can provide no assurance, that the Company will continue to be able to meet the financial covenants, as amended (see below), and will not encounter a MAC triggering event associated with these term loan Facilities.

The Company was in compliance with the new set of financial covenants at December 31, 2009 and projects continued compliance over the next twelve months.  A significant input into the covenant calculations is derived from the fair value of the Company’s vessels, which is dependent upon appraisals from third parties.  Third party appraisals are inherently subjective estimates and subject to market volatility.  The Company is required to comply with such covenants on a quarterly basis.  There can be no assurance that the appraised values of the Company’s vessels will be sufficient to ensure compliance with its covenants in future periods.

1) $27,300,000 term loan facility, with Bank of Nova Scotia, dated January 24, 2007 (the “Sakonnet Loan Facility Agreement”)

On January 24, 2007, the Company, through a wholly-owned subsidiary, entered into a $27 million term loan facility to refinance the acquisition of M/V SAKONNET, acquired in January 2006 under an unsecured financing agreement.

The loan is payable in four quarterly installments of $816,000 commencing on April 30, 2007, followed by the payment of twelve quarterly installments of $989,000 each and sixteen quarterly installments of $742,000 thereafter, ending on January 30, 2015.

Interest on the Sakonnet Loan Facility Agreement was equal to LIBOR plus 0.875% through December 31, 2009.  Expenses associated with the loan of $395,000 were capitalized and are being amortized over the eight year term of the loan.

The Company was in breach of the Ratio of EBIDTA to Fixed Charges covenant contained therein at June 30, 2009. The lender agreed to waive this breach from June 30, 2009 through December 31 2009, and then agreed to a further waiver effective as of January 1, 2010 (as described below).

On April 15, 2010, the Company agreed to adopt a new set of financial covenants in an amendment to the loan agreement. Under the new set of financial covenants, the Company is required to maintain (a) minimum Value Adjusted Equity (as such term is defined therein, based on certain third party appraisals) of $30 million, (b) positive working capital (this covenant shall first be tested with the delivery of the compliance certificate for the second quarter of 2010), (c) Cash and Cash Equivalents (as such terms are defined therein) of not less than $4 million until September 30, 2010, and $6 million thereafter and (d) an equity to assets ratio of at least 25%.  The Company also agreed to a further extension of the waiver of the Ratio of EBIDTA to Fixed Charge commencing January 1, 2010 until January 1, 2011.

The Sakonnet Loan Facility Agreement also requires mandatory prepayment in the event of the total loss or sale of a vessel. The applicable loan facility margin increased to 3.0% effective January 1, 2010. The Company was in compliance with the new set of financial covenants at December 31, 2009 and projects continued compliance over the next twelve months.

2) $34,000,000 term loan facility with Bank of Scotland, dated December 7, 2007 (the “Boss Tankers Loan Facility Agreement”)

The four vessels securing the Boss Tankers Loan Facility Agreement, M/T AGAWAM, M/T ANAWAN, M/T AQUIDNECK and M/T PEQUOD, were sold in 2009 with the proceeds applied toward repayment of the loan.  Following the sale of the vessels, there was a remaining loan balance of $3.975 million, which was fully repaid in February 2010 (see item 3 below). The Company was not in compliance with various financial covenants under the Boss Tankers Loan Facility Agreement, and the lender waived compliance of these covenants in a letter dated April 27, 2010.

3) $3,975,230 term loan facility with Bank of Scotland plc, dated February 11, 2010 (the “OBO Holdings Junior Loan Facility Agreement”)

On February 11, 2010, the Company drew down a $3.975 million loan, the proceeds of which were applied towards repayment of the residual balance of the loan under the Boss Tankers Loan Facility Agreement. This loan will be due in December 2011 and is secured by second mortgages on OBO BONNIE SMITHWICK, OBO RIP HUDNER, OBO SEAROSE G, OBO ROGER M JONES and M/T SAGAMORE.  The loan facility margin is 6.50%.  Under the OBO Holdings Junior Loan Facility Agreement, the Company is required to maintain (a) minimum Value Adjusted Equity (as such term is defined therein) of $30 million, (b) positive working capital (this covenant shall first be tested with the delivery of the compliance certificate for the second quarter of 2010), (c) Cash and Cash Equivalents (as such terms are defined therein) of not less than $4 million until September 30, 2010, and $6 million thereafter and (d) an equity to assets ratio of at least 25%.  In addition, the aggregate market value of the vessels securing this facility must be at least 125% of the sum of the outstanding balance of the loan under the OBO Holdings Junior Loan Facility Agreement and the outstanding balance of the loan under the OBO Holdings Loan Facility Agreement and 135% of the outstanding balance of the loan under the OBO Holdings Loan Facility Agreement.

Under this facility agreement, The Company was in compliance with the new set of financial covenants on February 11, 2010, the date of drawdown and projects continued compliance for the rest of 2010.

    4) $26,700,000 term loan facility with Nordea Bank Norge ASA, dated October 25, 2007 (the “Cliaship Loan Facility Agreement”)

On October 25, 2007 the Company entered into an amended and restated $26,700,000 floating rate loan facility. The Cliaship Loan Facility Agreement made available an additional $19.6 million for the purpose of acquiring the M/T CAPT. THOMAS J HUDNER and changed the payment terms for the $7.1 million balance of the loan.

On February 26, 2008, the Company, through a wholly-owned subsidiary, sold M/T ACHUSHNET for $7.8 million.  On March 27, 2008, the Company, through a wholly-owned subsidiary, sold M/V SACHUEST for $31.3 million and paid down the loan under the Cliaship Loan Facility Agreement by $6,700,000.  The Cliaship Loan Facility Agreement is payable in thirteen quarterly installments of $812,500, the first payable on July 30, 2009, and the final payment of $687,500 is due in October 2012.  Interest on the facility was initially equal to LIBOR plus 1.0% and increased in July 2009 to LIBOR plus 3.00% during the waiver period as set forth in the Addendum No.1 and Waiver Agreement to the Cliaship Loan Facility Agreement dated July 17, 2009.

On October 29, 2009, the Company, through a wholly-owned subsidiary, sold M/V CAPT THOMAS J. HUDNER JR for $10.2 million and paid off the outstanding loan balance.

5) $202,000,000 reducing revolving credit facility, with Nordea Bank Norge ASA, as Agent, dated August 29, 2006 (the “OBO Holdings Loan Facility Agreement”)

On October 18, 2005 the Company, through wholly-owned subsidiaries, entered into a $138,100,000 reducing revolving credit facility which amended the agreement entered into on February 23, 2005.  The amendment made available an additional $43.0 million for the purpose of acquiring M/V ROGER M JONES and M/T SAGAMORE.

On August 29, 2006 the Company, through wholly-owned subsidiaries, entered into a $202,000,000 Reducing Revolving Credit Facility Agreement which amended the agreement entered into on October 18, 2005.

The Company was in breach of the Ratio of EBIDTA to Fixed Charges covenant contained therein at June 30, 2009. The lenders agreed to waive this breach on July 17, 2009 through January 1, 2010.

On December 14, 2009, the Company agreed to adopt a new set of financial covenants and to remove the Ratio of EBIDTA to Fixed Charges covenant in an amendment to the loan agreement. Under the new set of financial covenants, the Company is required to maintain (a) minimum Value Adjusted Equity (as such term is defined therein, based on certain third party appraisals) of $30 million, (b) positive working capital (this covenant shall first be tested with the delivery of the compliance certificate for the second quarter of 2010), (c) Cash and Cash Equivalents (as such terms are defined therein) of not less than $4 million until September 30, 2010, and $6 million thereafter and (d) an equity to assets ratio of at least 25%.  In addition, the aggregate market value of the vessels securing the OBO Holdings Loan Facility Agreement must be at least 135% of the outstanding balance of the loan. The lenders also agreed to defer 50% of amounts due in March 2010 ($2.55 million), payable in six equal quarterly installments, the first which is payable in June 2010. The loan facility margin was also increased to 3.75%.

The Company was in compliance with the new set of financial covenants at December 31, 2009 and projects continued compliance over the next twelve months.

6) $8,000,000 term loan facility with Nordea Bank Norge ASA dated September 5, 2006 (the “Seapowet Loan Facility Agreement”)

On September 5, 2006, the Company, through a wholly-owned subsidiary, entered into an $8 million term loan facility to finance the acquisition of its 50% interest in an entity which was the disponent owner of M/V SEAPOWET.  The Seapowet Loan Facility Agreement is repayable in sixteen quarterly installments of $500,000, commencing on December 7, 2006.  Interest on the Seapowet Loan Facility Agreement was equal to LIBOR plus 1.75% and increased in July 2009 to LIBOR plus 3.00% as a result of a waiver, as discussed below.  Expenses associated with the loan of $221,000 were capitalized and are being amortized over the 4 year term of the loan. The loan matures in September 2010.

The Company was in breach of the Ratio of EBIDTA to Fixed Charges covenant contained therein at June 30, 2009. The lenders agreed to waive this breach on July 17, 2009 through January 1, 2010.

On December 14, 2009, the Company agreed to adopt a new set of financial covenants and to remove the Ratio of EBIDTA to Fixed Charges covenant in an addendum to the Seapowet Loan Facility Agreement. Under the new set of financial covenants, the Company is required to maintain (a) minimum Value Adjusted Equity (as such term is defined therein, based on certain third party appraisals) of $30 million, (b) positive working capital (this covenant shall first be tested with the delivery of the compliance certificate for the second quarter of 2010), (c) Cash and Cash Equivalents (as such terms are defined therein) of not less than $4 million until September 30, 2010, and $6 million thereafter and (d) an equity to assets ratio of at least 25%. The loan facility margin was also increased to 3.00%.

The Company was in compliance with the new set of financial covenants at December 31, 2009 and projects continued compliance over the next twelve months.

7) $30,000,000 term loan facility with DVB Group Merchant Bank, as Agent, dated May 13, 2008 (the “Sachem Loan Facility Agreement”)

On May 13, 2008, the Company, through a wholly-owned subsidiary, entered into a $30 million term loan facility to refinance the previously completed conversion of M/V SACHEM to a bulk carrier. The Sachem Loan Facility Agreement was secured by the vessel, by an assignment of a time charter and by an assignment of certain put option contracts entered into by the Company to mitigate the risk associated with the possibility of falling time charter rates.

The Sachem Loan Facility Agreement contains restrictive financial covenants and requires mandatory prepayment by the Company in the event of the total loss or sale of the vessel.  The Sachem Loan Facility Agreement requires the Company to maintain (a) minimum Value Adjusted Equity (as such term is defined therein, based on certain third party appraisals) of $50 million, (b) positive working capital, (c) Cash and Cash Equivalents (as such terms are defined therein) in an amount equal to the greater of $15 million or 6% of its long term debt and (d) an equity to assets ratio of at least 30%. As of December 31, 2009, the Company was not in compliance with the EBITDA/Fixed Charge ratio and the minimum cash covenants, which were the subject of a waiver by the Lender in a letter dated April 19, 2010.

On January 15, 2010, the Company, through a wholly-owned subsidiary, sold M/V SACHEM for $10.7 million and the outstanding loan balance was paid in full on January 15, 2010.

NOTE 7 - BONDS PAYABLE

On December 12, 2006, the Company issued $25 million of unsecured bonds of which the Company subscribed a total of $5 million.  The net proceeds of the bonds were to be used for general corporate purposes, including but not limited to: (i) conversion of single hull or double sided tankers, (ii) acquisition of further vessels and (iii) continuance of share buy-back.

Interest on the bonds is equal to LIBOR plus 4%, payable quarterly in arrears.  The bonds are in denominations of $100,000 each and rank pari passu.  The term of the bond issue is seven years, payable in full on the maturity date.  In order to mitigate the risk of interest rate volatility associated with the variable interest rate on these bonds, the Company entered into an interest rate swap agreement to hedge $10 million of these bonds.  Under the term of the interest rate swap agreement, which has similar attributes to the debt, the interest rate on the $10 million is converted from a variable rate to a fixed rate of 4.995%.  The Company has designated this interest rate swap agreement as a cash flow hedge.  At December 31, 2009 and 2008, the fair value of this interest rate swap was a liability of $1,002,000 and $1,400,400 respectively.

All or a portion of the bonds may be redeemed at any time between June 2010 and June 2011 at 104.5%, between June 2011 and June 2012 at 103.25%, between June 2012 and June 2013 at 102.25% and between June 2013 and the maturity date at 101.00%.

During the first quarter of 2009, the Company repurchased unsecured bonds with a face value of $2.0 million and realized a $1.4 million gain.

During the 4th quarter of 2008, the Company repurchased unsecured bonds with a face value of $4.5 million and realized a $2.3 million gain.

The bond facility contains certain restrictive covenants which restrict the payment of dividends. The facility requires a minimum value adjusted equity ratio (as such term is defined therein, based on certain third party appraisals) of 25%.  The Company was in compliance with the financial covenants at December 31, 2009 and projects continued compliance over the next twelve months.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

On July 31, 2008 (as amended September 12, 2008), the Company, through a wholly-owned subsidiary, entered into an agreement to acquire an AFDV upon completion of the construction of the vessel for $38.5 million.  The purchase was secured by a $25.8 million Letter of Credit, which is secured, inter alia, by the Company.  The Company cancelled the contract on March 30, 2010 due to a breach of contract by the seller.

The Company does not currently have any mortgage or loan or rental commitments for leased or owned facilities.

NOTE 9 -- SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest was $7,476,000, $11,884,000 and $12,256,000 during the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 10 – INVESTMENT IN NORDAN

In March 2006, the Company paid $13.0 million for a 50% ownership interest in Nordan OBO 2, Inc. (Nordan).  Nordan has as its primary asset a bareboat charter on a 1992 combination carrier whose value was approximately $30.4 million as of March 2006.  As of March 2006, the underlying equity of Nordan totaled approximately $17.1 million.  The Company has concluded that the equity method of accounting is the most appropriate method under which to account for its investment, as the Company does not have control of Nordan and can exert significant influence.  The Company has determined that the difference between its cost and its share of the fair value of Nordan’s net identifiable assets ($4.4 million) should be allocated to Nordan’s vessel and depreciated over the vessel’s remaining useful life (as this is the primary asset of Nordan).  During the years ended December 31, 2009, 2008 and 2007, approximately $275,000 of additional depreciation expense related to the difference between the Company’s cost of its investment in Nordan and the amount of underlying equity in net assets of Nordan has been included within Income from Investment in Nordan OBO 2 Inc. in the accompanying Consolidated Statements of Operations.

The following table provides summarized unaudited financial information for the Company’s investment in Nordan:

	31-Dec-09	31-Dec-08	31-Dec-07

Current assets	$ 5,636,066	$ 8,492,543	$ 2,021,081

Vessels, net	15,715,484	17,519,801	19,249,386

Current liabilities	1,946,728	1,261,091	1,786,132

Long term capital lease obligation	6,675,000	7,950,470	7,973,384

Voyage, time and bareboat charter revenues	10,141,631	8,809,292	7,467,510
Income from vessel operations	3,129,709	3,613,805	2,728,148
Net income	2,929,039	8,289,832	2,257,983

Net income during 2008 includes $5.0 million related to a forfeited deposit by a potential buyer of Nordan's vessel.

NOTE 11 – RESTRICTED CASH

Under the terms of the $202 million loan agreement, the Company is required to hold bank deposits which are to be used to fund loan installments and interest coming due. These funds can only be used for the purposes of such debt service and are shown as “Restricted cash” in Current Assets. At December 31, 2009 these funds amounted to $1,066,000 in the accompanying Consolidated Balance Sheet. Restricted cash has been classified as current as of December 31, 2009 as the related debt has been classified as current liability.

NOTE 12 – UNSECURED LOAN

On September 2009, the Company received a $1.25 million unsecured interest free loan from Nordan OBO 2 Inc. in anticipation of a dividend. The loan was repaid in full in January 2010.

NOTE 13 -- SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that have occurred after the balance sheet date of December 31, 2009 up through the date we issued these financial statements.  During this period, we did not have any material subsequent events requiring disclosure, except as noted below.  No material subsequent events occurred requiring recognition at December 31, 2009.

The unsecured interest free loan provided by Nordan OBO 2 Inc. in September 2009 was repaid in its entirety in January 2010.

On January 15, 2010, the Company, through a wholly-owned subsidiary, sold M/V SACHEM for $10.7 million. No gain or loss was recorded as the carrying value was written down to estimated fair value during 2009, resulting in an impairment loss of $18.0 million during 2009.

On March 30, 2010, the Company, through its wholly-owned subsidiary, Straits Offshore Ltd., exercised its right to cancel its previously announced agreement to purchase an Accommodation Field Development Vessel (“AFDV”) from an unrelated third party.  The seller was unable to meet its contractual obligation for delivery of the AFDV in accordance with the contract.  On April 30, 2010, the Company received a refund of its deposit on the vessel in the amount of $4.1 million together with interest thereon.  On May 11, 2010, the Company received an additional $1.1 million as liquidated damages due to the cancellation of the contract.  The Company anticipates it will receive approximately $2.7 million during 2010 from the unrelated third party associated to this contract.