Form 20-F
B PLUS H OCEAN CARRIERS LTD
filed 2011-07-11
CIK 835540

FORM 20-F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

063595/001-1851107.6

Securities registered or be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	American Stock Exchange
Securities registered pursuant to Section 12(g) of the Act:  NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  5,555,426 shares of common stock were outstanding at December 31, 2010.

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

Yes  0                                No   ☒

063595/001-1851107.6

063595/001-1851107.6

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

Income Statement Data:	Year ended December 31,
	2010	2009	2008	2007	2006
Voyage and time charter revenues	$54,482,684	$77,733,764	$104,018,073	$110,917,094	$95,591,276
Other operating income	3,256	29,946	890,842	1,499,737	1,287,775
Voyage expenses	(2,832,571)	(13,758,771)	(28,097,799)	(27,882,163)	(14,792,322)
Vessel operating expenses	(17,510,168)	(36,778,737)	(46,845,031)	(39,366,478)	(34,159,942)
Depreciation, amortization and impairment	(17,879,973)	(54,263,480)	(32,563,838)	(21,542,550)	(16,812,342)
(Loss) gain on sale of vessels	-	(35,067,228)	13,262,590	-	-
General and administrative expenses	(4,557,349)	(5,209,864)	(6,035,828)	(7,349,371)	(5,254,323)
Income (loss) from operations	11,705,879	(67,314,370)	4,629,009	16,276,269	25,860,122
Interest expense, net	(5,520,515)	(6,962,066)	(10,093,310)	(9,619,621)	(8,298,750)
Income from investment in Nordan OBO 2 Inc.	173,294	1,192,504	3,933,495	790,288	1,262,846
Gain (Loss) on derivative instruments	658,206	707,074	15,291,859	(4,670,192)	-
Other income (expense)	74,163	1,582,366	2,104,063	(757,567)	(49,905)
Net income (loss)	$7,091,027	$(70,794,492)	$15,865,116	$2,019,177	$18,774,313

Basic earnings per share (1)	$1.28	$(12.74)	$2.36	$0.29	$2.67
Diluted earnings per share (2)	$1.28	$(12.74)	$2.36	$0.29	$2.59

(1)           Based on weighted average number of shares outstanding of 5,555,426 in 2010 and 2009, 6,723,832 in 2008, 6,994,843 in 2007 and 7,027,343 in 2006.

(2)           Based on the weighted average number of shares outstanding, increased in 2007, 2006, and 2005 by the net effects of stock options using the treasury stock method and by the assumed distribution of all shares to BHM under the 1998 Stock Incentive Plan (See Item 7.B Related Party Transactions).  The denominator for the diluted earnings per share calculation was 7,031,210 in 2007 and 7,237,453 in 2006.  There were no options outstanding at December 31, 2010, 2009 and 2008.

B.	Risk factors

063595/001-1851107.6

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

Volatility in the product tanker and bulk charter markets may have an adverse effect on shipping company earnings and affect compliance with loan covenants

Charter rates for product tankers and bulk carriers rose then declined sharply at end of 2008, and while the charter rates recovered slightly in 2009 and 2010, they remain low in 2011.  The recent volatility in charter rates in the product tanker and bulk carrier markets has resulted in a general decline in the industrywide vessel values, affecting cash flows, liquidity and compliance with the covenants contained in loan agreements for most shipping companies.

The Company’s operations on a worldwide basis may increase the volatility of the Company’s results of operations

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

063595/001-1851107.6

states to set their own penalty limits.  Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters.
The International Maritime Organization (“IMO”) has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner’s intentional or reckless conduct.

The United States has established strict deadlines for phasing out single-hull and double-sided oil tankers, and both the IMO and the European Union have proposed similar phase-out periods.  Under OPA90, oil tankers that do not have double hulls will be phased out by 2015 and will not be permitted to come to U.S. ports or trade in U.S. waters. The Company sold its only non-double hull vessel, a Panamax product tanker, in January 2011.

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

The Company’s vessels are subject to inspection by a classification society

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry.  The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.  The Company’s fleet is currently enrolled with Det Norske Veritas.

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

063595/001-1851107.6

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

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  More people were taken hostage at sea in 2010 than in any year on record. According to the International Maritime Bureau’s (IMB) global piracy report of January 17, 2011.A total of 53 ships were hijacked during 2010.  The number of pirate attacks against ships has risen every year for the last four years, IMB revealed. Ships reported 445 attacks in 2010, up 10% from 2009. While 188 crew members were taken hostage in 2006, 1,050 were taken in 2009 and 1,181 in 2010.  Underwriters characterize regions in which piracy attacks take place as “war zones” and if the Company’s vessels trade in these regions, premiums payable for necessary insurance could become significantly more costly and more difficult to obtain.  Crew cost and the cost of other security measures, including that of onboard security guards, could also increase significantly.  In addition, detention as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for the Company’s vessels, could have a material adverse impact on the Company’s business, financial condition, results of operations and cash flows.

The volatility in the bulk and product carrier charter market has adversely affected our revenues, earnings and profitability

Baltic Exchange Dry Index, or BDI, rates, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panama and Capesize drybulk carriers, ranged from a low of approximately 1,700 in July 2010 to a high of approximately 4,209 in May 2010. As of July 4, 2011, the BDI was 1,419.Decline and volatility in charter rates in the drybulk market may affect the value of the Company’svessels. It will also affect earnings on charters, which will impact cash flows, liquidity and compliance with the covenants contained in loan agreements. If the value of the Company’s vessels decreases, the Company might have to raise additional capital in order to remain compliant with loan covenants. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, the Company would incur a loss that would adversely affect operating results.

Charter hire rates for bulk carriers and product tankers have decreased since mid-2008, which may adversely affect our earnings

The bulk shipping industry and product tanker sectors are cyclical with attendant volatility in charter hire rates and profitability.  For example, the degree of charter hire rate volatility among different types of bulk carriers and product tankers has varied widely.  After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize bulk carriers reached near historically low levels in December 2008. They improved slightly in 2009 but remained low in 2010 and early 2011.  Because the Company operates some of its vessels on spot market voyage charters, or spot charters, it is

063595/001-1851107.6

exposed to changes in spot market charter rates and such changes may affect its earnings and the value of its vessels at any given time.  The Company may not be able to charter its vessels successfully in the future or renew existing charters at rates sufficient to allow it to meet its obligations.  Because the factors affecting the supply and demand for vessels are outside of the Company’s control and are volatile, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.
Factors that influence demand for vessel capacity include:

•	Supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	Changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	The location of regional and global exploration, production and manufacturing facilities;

•	The location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	The globalization of production and manufacturing;

•	Global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	Developments in international trade;

•	Changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	Environmental and other regulatory developments;

•	Availability of financial facilities, such as letters of credit;

•	Currency exchange rates; and

•	Weather.

The factors that influence the supply of vessel capacity include:

•	The number of new building deliveries;

•	Port and canal congestion;

•	The scrapping rate of older vessels;

•	Vessel casualties; and

•	The number of vessels that are out of service.

The Company anticipates that future demand for its vessels will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global carrier fleet and the sources and supply of cargoes to be transported by sea.  The capacity of the global carrier fleet seems likely to increase and economic growth may not continue.  Adverse economic, political, social or other developments could have a material adverse effect on the Company’s business and operating results.

063595/001-1851107.6

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on the Company’s results of operations, financial condition and cash flows, and could cause the market price of its common stock to decline
The United States and other parts of the world are exhibiting weak economic trends and have been in a recession.  For example, the credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments have implemented and are considering a broad variety of governmental action and new regulation of the financial markets.  Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements.  The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

A number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions.  The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.

The Company faces risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors.  Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect the Company’s business or impair its ability to borrow amounts under its credit facilities or any future financial arrangements.  We cannot predict how long the current market conditions will last.  However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on the Company’s results of operations, financial condition or cash flows and may cause the price of its common stock to decline.

Economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on the Company’s business, financial condition and results of operations

The Company anticipates a significant number of the port calls made by our vessels will continue to involve the loading or discharging of bulk commodities in ports in the Asia Pacific region.  As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on the Company’s business, financial condition and results of operations, as well as our future prospects.  In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. China has been the driving force of the dry bulk market with iron ore and coal imports increasing year on year at a record pace. The Company’s business, financial condition and results of operations, as well as its future prospects, will likely be materially and adversely affected by any economic downturn in any of these countries.

Rising fuel prices may adversely affect our profits

While the Company does not bear the cost of fuel (bunkers) consumed by its vessels when employed on time charters, fuel is a significant, if not the largest, expense in our shipping operations when vessels are employed on spot charters.  Changes in the price of fuel may adversely affect our profitability.  The price and supply of fuel is unpredictable and fluctuates based on events outside the Company’s control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.  Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of the Company’s business versus other forms of transportation, such as truck or rail.

Company Specific Risk Factors

The Company’s business is currently dependent on the markets for OBOs, which can be cyclical

063595/001-1851107.6

The Company’s fleet consists of six combination carriers or ore/bulk/oil vessels (“OBOs”) including one owned in a joint venture.  A product tanker was sold in January 2011.  Thus, the Company is dependent upon the petroleum product industry, the vegetable oil and chemical industries and the dry bulk industry as its primary sources of revenue.  These industries have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, steel and iron ore, coal, vegetable oil and chemicals, in particular.  Any material seasonal fluctuation in the industry or any material diminution in the level of activity therein could have a material adverse effect on the Company’s business and operating results.  The profitability of these vessels and their asset value results from changes in the supply of and demand for such capacity.  The factors affecting such supply and demand are described in more detail under “Industry Specific Risk Factors” above.

Charter rates for product tankers and bulk carriers rose then declined sharply in 2008, and remain low in 2010 and early 2011.   The recent volatility in charter rates in the product tanker and bulk carrier markets has resulted in a general decline in industrywide vessel values, affecting cash flows, liquidity and compliance with the covenants contained in loan agreements for most shipping companies.

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

063595/001-1851107.6

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

The Company is subject to certain asserted claims arising in the ordinary course of business. The Company intends to vigorously assert its rights and defend itself in any litigation that may arise from such claims. While the ultimate outcome of these matters could affect the results of operations of any one year when resolved in future periods, and while there can be no assurance with respect thereto, management believes that after final disposition, any financial impact to the Company would not be material to the Company’s financial position, results of operations, or liquidity.

The Company received notification in 2010 that one of its former charterers is seeking damages associated with a February 2009 charter.  The Company does not believe the allegations in the complaint have merit and intends to defend the case vigorously. Recognizing that the outcome of litigation is uncertain, management believes that the likelihood of a materially adverse impact to the Company’s financial statements is remote.

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

063595/001-1851107.6

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

In addition, the Company’s mortgage indebtedness, which amounted to $60 million at December 31, 2010, is secured by mortgages on its existing fleet of vessels.  If the market value of its fleet declines, the Company might not be in compliance with certain provisions of its existing credit facilities and, if unable to refinance its debt or pledge additional collateral, its lenders could accelerate its debt and foreclose on the fleet, forcing the Company to sell vessels on unfavorable terms.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect its earnings

The Company’s inspection of secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of required (or anticipated) repairs that the Company would have had, if it had operated them from when they were built.  Generally, the Company does not receive the benefit of warranties on secondhand vessels.

In general, the cost of maintaining a vessel increases with age.  As of December 31, 2010, the average age of the Company’s vessels was approximately 17.2 years.  Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology.  Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to vessels and may restrict the type of activities in which they may engage.  The Company cannot be sure that, as its vessels age, market conditions will justify those expenditures or enable it to operate its vessels profitably during the remainder of their useful lives.  If the Company sells a vessel, the sale price might be less than book value at that time.

063595/001-1851107.6

The Company’s vessels may suffer damage and the Company may face unexpected drydocking costs, which could affect its cash flow and financial condition
If one of the Company’s vessels suffered damage, it may need to be repaired in drydock.  The cost of drydocking repairs is unpredictable and can be substantial.  The Company might have to pay drydocking costs that its insurers do not cover.  The loss of earnings while a vessel is being repaired and repositioned, as well as the actual cost of these repairs, would decrease its earnings.  In addition, space at a drydockis sometimes limited and not all drydocks are conveniently located.  The Company might be unable to find space at a suitable drydockand be forced to reposition the vessel to a drydockthat is not conveniently located.  The loss of earnings while a vessel waits for space in a nearby drydock or repositions to a more distant drydock would decrease the Company’s earnings.

The market for OBO charters is highly competitive

The global OBO fleet is fragmented and limited in size – there are currently only about28 OBO’s between 50,000 and 125,000 DWT in existence. In this size range, the largest ownership group has twelve OBOs.  Otherwise, these vessels are owned in fleets of six vessels or less.  Combination trading capable OBOs will carry wet or dry cargoes depending on freight rates achievable and compete with regular oil tankers and dry cargo vessels in their respective size/DWT segments. The Company’s OBOs are still maintained and certified to perform combination trades (alternating between wet and dry cargoes) when market conditions make such trading attractive.

The Company competes principally with other vessel owners in the global tanker and dry bulk charter market through shipbrokers representing both charterers and ship owners.  Charter parties are quoted on either an open or private basis.  Requests for quotations on an open charter basis are usually circulated by major oil companies on a general basis to a large number of vessel operators.  Competition for open charters can be intense and involves vessels owned by operators such as other major oil companies, oil traders and independent ship owners.  Requests for quotations on a private basis are made to a limited number of vessel operators and are greatly influenced by prior customer relationships.  The Company bids for both open and private charters.

Competition generally intensifies during times of low market activity when several vessels may bid to transport the same cargo.  Many of the Company’s competitors have greater financial strength and capital resources, as well as younger vessels.

The Company may be dependent on the spot market for charters

In February and March 2011, the Company took redelivery of three OBO’s, each vessel having successfully completed a six year time charter to a major charterer.  The onward employment for these vessels may be in the spot market, which is highly competitive with spot charter rates subject to greater fluctuation than time charter rates.  There can be no assurance that the Company will be successful in keeping its vessels fully employed in the spot market or that future spot charter rates will be sufficient to enable the Company’s vessels to be operated profitably.

The Company is dependent upon certain significant customers

As of December 31, 2010, the Company’s entire account receivable balance was due from one customer.  At December 31, 2009, the Company’s largest three accounts receivable balances represented 85% of total accounts receivable.  The allowance for doubtful accounts was approximately $150,000 and $181,000 at December 31, 2010 and 2009, respectively.  To date, the Company’s actual losses on past due receivables have not exceeded its estimate of bad debts.

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

063595/001-1851107.6

BHM is a privately held company and there is little or no publicly available information about it
The ability of BHM to continue providing services for the Company’s benefit will depend in part on BHM’s own financial strength.  Circumstances beyond its control could impair BHM’s financial strength, and because it is privately held it is unlikely that information about its financial strength would become public unless BHM began to default on its obligations.  As a result, an investor in the Company’s shares might have little advance warning of problems affecting BHM, even though these problems could have a material adverse effect on the Company.

The Company’s Chairman and Chief Executive Officer has affiliations with BHM which could create conflicts of interest

The Company’s majority shareholders, which are affiliated with Michael S. Hudner, own 67.2% of the Company and also own BHM.  Mr. Hudner is also BHM’s Chairman and Chief Executive Officer.  These responsibilities and relationships could create conflicts of interest between the Company, on the one hand, and BHM, on the other. These conflicts might arise in connection with the chartering, purchase, sale and operation of the vessels in its fleet versus vessels managed by other companies affiliated with BHM and Mr. Hudner.  In particular, BHM might give preferential treatment to vessels that are beneficially owned by related parties because Mr. Hudner and members of his family might receive greater economic benefits.

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

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining acquisition financing, obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures.  The Company cannot give any assurance that the Company will be successful in executing its growth plans or that the Company will not incur significant expenses and losses in connection therewith.

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

063595/001-1851107.6

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

Therefore, the Company may need to seek permission from its lenders in order to engage in some corporate actions.  The Company’s lenders’ interests may be different from the Company’s, and so the Company cannot guarantee that it will be able to obtain the lenders’ permission when needed.  This may prevent the Company from taking actions that are in its best interest.

In addition, the Company’s loan facility agreements contain restrictive financial covenants; a significant element of the covenant calculations is the fair value of the Company’s vessels, which is dependent upon appraisals from third parties.  Third party appraisals are inherently subjective estimates and subject to market volatility.

The Company is a holding company and depends on the ability of its subsidiaries to distribute funds to the parent in order to satisfy its financial obligations or to make dividend payments

The Company is a holding company and its subsidiaries, which are all wholly-owned, conduct all of their operations and own all of their operating assets.  The Company has no significant assets other than the equity interests in its wholly-owned subsidiaries.  As a result, its ability to make dividend payments depends on its subsidiaries and their ability to distribute funds to its parent company.  If the Company is unable to obtain funds from its subsidiaries, its Board of Directors may exercise its discretion not to pay dividends.  The Company does not currently plan to pay dividends.

The Company may not generate sufficient gross revenue to operate profitably or to service its indebtedness

The Company had net income of $7.1 million on gross revenue of $54.5 million in 2010. Income from vessel operations was $11.7 million for the year-end December 31, 2010. At December 31, 2010, the Company had approximately $73.5 million in indebtedness.  There can be no assurance that future charter rates will be sufficient to

063595/001-1851107.6

generate adequate revenues or that the Company will be able to maintain efficiency levels to permit it to operate profitably or to service its indebtedness.

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

The Company cannot predict whether its charterers will, upon the expiration of their charters, re-charter the vessels on favorable terms or at all.  If the Company’s charterers decide not to re-charter its vessels, the Company may not be able to charter them to others on satisfactory terms.

If the Company receives lower charter rates under replacement charters or is unable to re-charter all of the Company’s vessels, the Company’s business, results of operations, cash flows and financial condition may be adversely affected.

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

The creditworthiness and performance of its time charterers may affect its financial condition and its ability to obtain additional debt financing and pay dividends

The Company’s income is derived from the charter of its vessels.  Any defaults by any of its charterers could adversely impact its financial condition, including its ability to service its debt and pay dividends.  In addition, the actual or perceived credit quality of its charterers, and any defaults by them, may materially affect its ability to obtain the additional capital resources that the Company will require for the purchase of additional vessels or may significantly increase its costs of obtaining such capital.  The Company’s inability to obtain additional financing at all or at a higher than anticipated cost may materially affect its results of operation and its ability to implement its business strategy.

As the Company expands its business, the Company will need to improve its operations and financial systems, staff and crew; and if the Company cannot improve these systems or recruit suitable employees, its performance may be adversely affected

The Company’s current operating and financial systems may not be adequate as the Company implements its plan to expand the size of its fleet, and its attempts to improve those systems may be ineffective.  In addition, as the Company expands its fleet, the Company will have to rely on BHM to recruit suitable additional seafarers and shoreside administrative and management personnel.  The Company cannot assure you that BHM will be able to continue to hire suitable employees as the Company expands its fleet.  If BHM’s unaffiliated crewing agent encounters business or financial difficulties, the Company may not be able to adequately staff its vessels.  If the Company is unable to operate its financial and operations systems effectively or to recruit suitable employees as the Company expands its fleet, its performance may be adversely affected.

In the highly competitive international shipping industry, the Company may not be able to compete for charters with new entrants or established companies with greater resources

063595/001-1851107.6

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

063595/001-1851107.6

assurance can be given that the Company would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations.
If the IRS were to find that the Company is or has been a PFIC for any taxable year, its U.S. shareholders will face adverse U.S. tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed above), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of its common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of its common shares.

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

The Company is incorporated in the Republic of the Liberia, which does not have a well-developed body of corporate law

The Company’s corporate affairs are governed by its Articles of Incorporation and By-laws and by the Liberia Business Corporations Act, (“BCA).  The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States.  However, there have been few judicial cases in the Republic of the Liberia interpreting the BCA.  The rights and fiduciary responsibilities of directors under the law of the Republic of the Liberia are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions.  Shareholder rights may differ as well.  While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, its public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

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

063595/001-1851107.6

B+H Ocean Carriers Ltd. (the “Company”) was organized on April 28, 1988 to engage in the business of acquiring, investing in, owning, operating and selling vessels for dry bulk and liquid cargo transportation. When referred to in the context of vessel ownership, the “Company” shall mean the wholly-owned subsidiaries of B+H Ocean Carriers Ltd. that are registered owners.  As of December 31, 2010, the Company owned and operated one Panamax product tanker and five OBOs.  See ITEM 4. INFORMATION ON THE COMPANY A. History and Development of the Company –Recent acquisitions, disposals and other significant transactions.  The Company also owns a 50% interest in a company which is the disponent owner of a 1992-built 72,389 DWT OBO, effected through a lease structure.  Each vessel accounts for a significant portion of the Company’s revenues.  On July 29, 2008, the Company, through a wholly-owned subsidiary, entered into an agreement to acquire an Accommodation Field Development Vessel (“AFDV”) upon completion of the construction of the vessel. The contract for the AFDV was cancelled on March 30, 2010 due to a failure by the seller to meet its contractual obligations.

The Company sold its 68,500 DWT Panamax product tanker in January 2011.  The Company’s fleets of OBOs are between 74,000 and 84,000 DWT.  OBOs are combination carriers used to transport liquid, iron ore or bulk products such as coal, grain, bauxite, phosphate, sugar, steel products and other dry bulk commodities.

The Company is organized as a corporation in Liberia, and its principal executive office is located at ParLaVille Place, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda (telephone number (441) 295-6875).

Recent acquisitions, disposals and other significant transactions

In June of 2011, the Company entered into agreements on waiver and amendment terms with respect to three credit facilities: OBO Holdings Loan Facility, OBO Holdings Junior Loan Facility and Sakonnet Loan Facility.  For more information, see "Item 5.B. Liquidity and Capital Resources.

In June 2011, the Company assigned certain of its trade accounts receivable to B + H Management Ltd. (BHM), a Company affiliated with management.  Under the terms of the assignment agreement, BHM will purchase certain accounts receivable at face value less 3% up to aggregate maximum of $2.0 million.

On January 15, 2010, the Company, through a wholly-owned subsidiary, sold M/V SACHEM for $10.4 million. No gain or loss was recorded as the carrying value was written down to estimated fair value during 2009, resulting in an impairment loss of $18.0 million during 2009.

The $1.25MM unsecured interest free loan provided by Nordan OBO 2 Inc. (“Nordan”) in September 2009 was repaid in its entirety in January 2010.

On February 11, 2010, the Company drew down a $3.975 million term loan facility, the proceeds of which were applied towards repayment of the residual balance of the Loan Agreement dated September 7, 2007 by and between Boss Tankers, Ltd., Bank of Scotland and certain other financial institutions listed therein relating to a term loan facility of $25.5million (the “Boss Tankers Loan Facility Agreement”).  This loan will be due in December 2011 and is secured by second mortgages on OBO BONNIE SMITHWICK, OBO RIP HUDNER, OBO SEAROSE G, and OBO ROGER M JONES.

On July 31, 2008, as amended September 12, 2008, the Company, through a wholly-owned subsidiary, Straits Offshore Ltd. (“Straits”), entered into an agreement to acquire an Accommodation Field Development Vessel (“AFDV”) upon completion of the construction of the vessel for $38.5 million.  The contract was canceled by the Company on March 30, 2010 due to the seller being unable to meet its contractual obligations. The Company received a total refund of its deposit on the vessel in the amount of $6.6 million together with interest thereon of $0.6 million from an unaffiliated party under a Memorandum of Agreement related to this contract.

2009 acquisitions, disposals and other significant transactions

063595/001-1851107.6

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

Repurchase of Bonds

During the first quarter of 2009, the Company purchased additional unsecured bonds issued by the Company in 2006 due in 2013 in the initial principal amount of $25 million (the “2006 Bonds”) with a face value of $2.0 million for $600,000 and realized a $1.4 million gain.    The Company has not purchased any 2006 Bonds since March 31, 2009.  SEE NOTE 7 to the 2010 Consolidated Financial Statements.

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

063595/001-1851107.6

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

Competition

063595/001-1851107.6

The OBO industry is fragmented and at December 31, 2010 there were only about28 vessels between 50,000 and 125,000 DWT in existence. In this size range, the largest ownership group has twelve OBOs.  Otherwise, these vessels are owned in fleets of six vessels or less.  Combination trading capable OBOs will carry wet or dry cargoes depending on freight rates achievable and compete with regular oil tankers and dry cargo vessels in their respective size/DWT segments. The Company’s OBOs are still maintained and certified to perform combination trades (alternating between wet and dry cargoes) when market conditions make such trading attractive.
The Company competes principally with other Panamax size vessel owners through the global tanker and dry bulk charter markets, which are generally arranged through brokers representing both charterers and ship owners.  Charterparties are quoted on either an open or private basis.  Requests for quotations on an open charter are usually made by major oil companies on a general basis to a large number of vessel operators.  Competition for open charters can be intense and involves vessels owned by operators such as other major oil companies, oil traders and independent ship owners.  Requests for quotations on a private basis are made to a limited number of vessel operators and are greatly influenced by prior customer relationships.  The Company bids for both open and private charters.

Competition generally intensifies during times of low market activity when several vessels may bid to transport the same cargo.  In these situations, the Company’s customer relationships are paramount, often allowing the Company the opportunity of first refusal on the cargo.  The Company believes that it has a significant competitive advantage in the Panamax tanker and dry cargo markets as a result of the quality of its vessels and through its close customer relationships, particularly in the Atlantic and in the Indo-Asia Pacific Region.  Some of the Company’s competitors, however, have greater financial strength and capital resources.

Seasonality

Although the Company’s liquid cargo trade is affected by seasonal oil uses, such as heating in winter and increased automobile use in summer, the volume of liquid cargo transported generally remains the same through the year, with rates firmer in midwinter and midsummer and softer in the spring.  The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities.  This seasonality could materially affect the Company’s operating results in the future.

Inspection by Classification Society

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry.  The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.  The Company’s fleet is currently enrolled with Det Norske Veritas.

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

If any defects are found in the course of a survey or dry-docking, the classification survey will require immediate rectification or issue a “condition of class” under which the appropriate repairs must be carried out within a prescribed time limit.  The hull Special Survey includes measurements of the thickness of the steel structures in the hull of the vessel.  Should the thickness be found to be less than class requirements, steel renewals will be prescribed.  Substantial expense may be incurred on steel renewal to pass a Special Survey if the vessel has suffered excessive corrosion.

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

MARPOL regulations were also introduced in respect of the carriage of Heavy Grade Oil (HGO).  HGO includes crude oil having a density higher than 900kg/m3 at 15 degrees C and fuel oils having a density higher than 900kg/m3 at 15 degrees C or a kinematic viscosity higher than 180mm2/s at 50 degrees C.  Notwithstanding these regulations, any party to MARPOL would be entitled to deny entry of single hull tankers carrying HGO, which had been otherwise allowed to

063595/001-1851107.6

carry such cargo under MARPOL, into the ports and offshore terminals under its jurisdiction.  Subject to certain exceptions, all HGO to or from European Union ports must be carried in tankers of double hull construction
In short, the IMO regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which the Company’s tankers operate, provide for, among other things, phase-out of single-hulled tankers and more stringent inspection requirements; including, in part, that:

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

is the subject of a contract for a major conversion or original construction on or after July 6, 1993;commences a major conversion or has its keel laid on or after January 6, 1994; or completes a major conversion or is a new building delivered on or after July 6, 1996.

The Company’s double-sided Panamax product tanker was sold in January 2011. The ships remaining in Company’s fleet (6 OBO type vessels including a 50% interest in MV Seapowet) are all fitted with double-hull and double-bottom construction, fully complying with respective MARPOL regulations.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters.  Annex VI to the MARPOL Convention addresses air pollution from ships and became effective May 19, 2005.  Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  Vessels built before 2002 are not obligated to comply with regulations pertaining to nitrogen oxide emissions.

The Company believes that all its vessels are currently compliant in all material respects with these regulations.  Additional or new conventions, laws and regulations may be adopted that could adversely affect the Company’s business, cash flows, results of operations and financial condition.

The IMO also has adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships.  SOLAS standards are revised periodically.  The Company believes that all its vessels are in substantial compliance with SOLAS standards.

Under the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.  In 1994, the ISM Code became mandatory with the adoption of Chapter IX of SOLAS.  The Company intends to rely on the safety management system that BHM has developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate.  This certificate evidences compliance by a vessel’s management with code requirements for a safety management system.  No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code.  The Company believes that it has all material requisite documents of compliance for its offices and

063595/001-1851107.6

safety management certificates for vessels in its fleet for which the certificates are required by the IMO.  BHM will be required to review these documents of compliance and safety management certificates annually.

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

063595/001-1851107.6

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

VESSEL (AS OF DECEMBER 31, 2010)	HULL	DATE BUILT	DWT	PHASE OUT FOR CARRIAGE OF PETROLEUM PRODUCTS

				MARPOL/EU	OPA90
M/T SAGAMORE(1)	DS	Feb-91	68,536	Feb-2015	Feb-2015
OBO RIP HUDNER	DH	Jul-94	83,155	N/A	N/A
OBO BONNIE SMITHWICK	DH	Dec-93	83,155	N/A	N/A
OBO SEAROSE G	DH	Apr-94	83,155	N/A	N/A
OBO ROGER M JONES	DH	Nov-92	74,868	N/A	N/A
OBO SAKONNET	DH	May-93	83,155	N/A	N/A
OBO SEAPOWET (2)	DH	Sep-92	72,389	N/A	N/A

(1)           Vessel sold in January 2011.

(2)           50% owner of the entity which is the disponent owner through a bareboat charter party.

Environmental Regulation - Other.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the “CLC”) and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended (“Fund Convention”).  Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses.  For vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.88 million plus $962.24 for each additional gross ton over 5,000.  For vessels of over 140,000 gross tons, liability will be limited to approximately $136.89 million.  As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 19, 2005.  Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a ship-owner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct.  Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner.  In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention.  The Company believes that its protection and indemnity insurance will cover the liability under the plan adopted by the IMO.
In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Additional U.S. Environmental Requirements.

The U.S. Clean Air Act of 1970, as amended (the “CAA”), requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The Company’s vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas.  The Company’s vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements.  The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas.  Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.  As indicated above, the Company’s vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements.  The EPA and the State of California, however, have each proposed more stringent regulation of air emissions from ocean-going vessels.  On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters.  The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel.  Starting July 1, 2009, such vessels were required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%.  By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed.  In the event the Company’s vessels were to travel within such waters, these new regulations would require significant expenditures on low-sulfur fuel and would increase its operating costs.  Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, the Company believes, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.  The Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages.  State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters.  The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above.

The EPA historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements.  The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters.  Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges.  This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.  For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream.  Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream.  The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels.  Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements, are also included for all Regulated Vessels. The VGP became effective on February 6, 2009. EPA and the U.S. Coast Guard signed a Memorandum of Understanding (MOU) regarding enforcement of the VGP. Under the MOU, the Coast Guard’s main role will be to assist the EPA with examining compliance with basic provisions of the VGP during Port State Control exams. In addition, pursuant to §401 of the CWA, which requires each state to certify federal discharge permits such as the VGP, certain states have enacted additional discharge standards as conditions to their certification of the VGP.  These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive.  The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

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

Greenhouse Gas Regulation.

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force.  Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming.  Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol.  However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, the European Union had indicated that it intended to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, if such emissions were not regulated through the IMO or the United Nations Framework Convention on Climate Change by December 31, 2010, which did not occur.

063595/001-2498982.1

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations regulating the emission of greenhouse gases from motor vehicles.  The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels.  Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress.  In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments.  Any passage of climate control legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where the Company operates that restrict emissions of greenhouse gases could require the Company to make significant financial expenditures that the Company cannot predict with certainty at this time.

C.	Organizational Structure

The Company owns each of its vessels through separate wholly-owned subsidiaries incorporated in Liberia and the Marshall Islands.  The operations of the Company’s vessels are managed by B+H Management Ltd. (BHM), under the Management Agreement.  See ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

As of June 30, 2011, the Company’s subsidiaries are as follows:

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

The following is a discussion of the Company’s financial condition and results of operations for the years ended December 31, 2010, 2009 and 2008.  You should read this section together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

The Company is a provider of international liquid and dry bulk seaborne transportation services, carrying petroleum products, crude oil, vegetable oils and dry bulk cargoes.  In 2010, the Company operated a fleet consisting of one Panamax product tanker and six OBOs. The Company sold its Panamax product tanker in January 2011.  The OBOs are between 74,000 and 84,000 DWT (Aframax).  OBOs can operate as tankers or as bulk carriers.  They can be used to transport liquid cargo including crude, fuel oils and clean petroleum products, and they can also be used to transport major dry bulk commodities, such as iron ore, coal, and grain.

In February and March 2011, the Company took redelivery of three OBO vessels after six years of time charter .Two of the Company’s OBOs are still on time charter through late 2011 and late 2012. Its OBOs carry crude oil, petroleum products, iron ore and coal.  Historically, the Company deploys its fleet on both time charters, which can last from a few months to several years, and spot market charters, which generally last from several days to several weeks.  Under spot market voyage charters, the shipowner pays voyage expenses such as port, canal and fuel costs.  A time charter is generally a contract to charter a vessel for a fixed period of time at a specified daily rate.  Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.  Under both types of charters, the shipowner pays for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs.  The shipowner is also responsible for the vessel’s intermediate and special survey costs.

Vessels operating on time charters provide more predictable cash flows, but can, in a strong market, yield lower profit margins than vessels operating in the spot market.  Vessels operating in the spot market generate revenues that are less predictable but may enable the shipowner to capture increased profit margins during periods of improvements in tanker rates, although it is exposed to the risk of declining tanker rates which may have a materially adverse impact on its financial performance.  The Company is constantly evaluating the appropriate balance between the number of its vessels deployed on time charter and the number employed on the spot market.

For discussion and analysis purposes only, we evaluate performance using Time Charter Equivalent (“TCE”) revenues.  TCE revenues are voyage revenues minus direct voyage expenses.  Direct voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and which would otherwise be paid by a charterer under a time charter, as well as commissions.  The Company believes that presenting voyage revenues on a TCE basis enables a proper comparison to be made between vessels deployed on time charter or those deployed on the spot market.

The Company’s voyage revenues are recognized ratably over the duration of the voyages and the lives of the charters, while vessel operating expenses are recognized on the accrual basis.  The Company calculates daily TCE rates by dividing TCE revenues by voyage days for the relevant time period.  The Company also generates demurrage revenue, which an owner charges a charterer for exceeding an agreed upon time to load or discharge a cargo.

The Company depreciates its vessels on a straight-line basis over their estimated useful lives determined to be 30 years from the date of their initial delivery from the shipyard.  Depreciation is based on cost less the estimated residual value.  The Company capitalizes the total costs associated with special surveys, which take place every five years and amortize them on a straight-line basis over 60 months.  Regulations and/or incidents may change the estimated dates of next drydockings.

Fiscal Year ended December 31, 2010 Compared to Fiscal Year ended December 31, 2009
	2010	2009
Total revenues	$54,485,940	$77,763,710
Voyage expenses	(2,832,571)	(13,758,771)
Net revenues	51,653,369	64,004,939

Gross voyage revenues	360,000	17,319,968
Less: direct voyage expenses	(240,425)	(10,290,337)
Time charter equivalent ("TCE") revenues	119,575	7,029,631

Time charter revenues	54,122,684	60,413,796
Less: brokerage commissions and misc expenses	(701,821)	(1,628,437)
Time charter revenues	53,420,863	58,785,359

Less: other voyage expenses	(1,890,325)	(1,839,997)
Other Revenue	3,256	29,946
Net revenues	$51,653,369	$64,004,939

Days revenues on voyage	16	960
Days revenues on time charter	2,154	2,707
	2,170	3,667

TCE rate	$7,473	$7,323
Average time charter rate	$25,127	$22,318
Net revenues per day	$23,803	$17,454

Revenues

Total revenues decreased by $23.3 million, or 29.9%, to $54.5 million in the year ended December 31, 2010, compared to $77.8 million for the year ended December 31, 2009.  The decrease is attributable to a reduction in the average number of operating vessels, which decreased from 10.8 during the year ended December 31, 2009 to 6.0 during the year ended December 31, 2010. In fact, net revenues per ship per day increased from $17,454 for the year ended December 31, 2009 to $23,803 for the year ended December 31, 2010.The increase is attributable to a higher contracted dayrate for the five OBO vessels.  During 2010 as compared to 2009, the five wholly owned OBOs and the Panamax product tanker were employed in 2010 on long-term time charters.

Voyage expenses

Voyage expenses, which a shipowner only incurs on spot voyage charters, consist of port, canal and fuel costs that are unique to a particular voyage, and commercial overhead costs, including commercial management fees paid to BHM.  Voyage expenses decreased $10.9 million, or 79.4%, to $2.8 million for the year ended December 31, 2010, as compared to $13.8 million for the comparable period of 2009.  The decrease is attributable to a reduction in the number of vessels in 2010 and the majority of the Company vessels were under time charters during 2010.

Vessel operating expenses

Operating expenses decreased by $19.2 million, or 52.3%, to $17.5 million for the twelve-month period ended December 31, 2010, as compared to $36.8 million for the twelve-month period ended December 31, 2009. The decrease is attributable to a reduction in the number of vessels from an average of 10.8 vessels for 2009 to 6.0 vessels for 2010.

Depreciation and Amortization of Deferred Charges

Total depreciation expense decreased by $2.7 million, or 15.7% to $14.4 million, for the year ended December 31, 2010, as compared to $17.0 million for the year ended December 31, 2009.  This decrease is the result of a reduction of thesize of our fleet in 2010.

Amortization and Special Survey costs

Amortization of Special Surveys costs decreased by $0.9 million to $2.8 million for the year ended December 31, 2010 due to the reduction of our fleet in 2010. There are no charges for vessel conversion in 2010 due to the sale of four MR product tankers and two bulk carriers during 2009.  The decrease in amortization of debt issuance cost of $0.5 million was predominantly due to prepayment of certain vessel-specific indebtedness in 2009 and 2010.

	2010	2009

Depreciation of vessels	$14,357,000	$17,031,000
Amortization of special survey costs	2,764,000	3,678,000
Amortization of vessel conversion costs	-	3,185,000
Amortization of debt issuance costs	759,000	1,332,000
Total depreciation and amortization	$17,880,000	$25,226,000

Total impairment charge	$-	$28,918,000

Vessel impairment loss

The Company evaluates the carrying amounts of its vessels to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as vessel specific performance, undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The Company’s current analysis indicates that there is no impairment of individual long lived assets. However, there can be no assurance as to whether or not charter rates and vessel values will change in future periods. Charter rates may decrease in future periods which could adversely affect the Company’s revenue and profitability, and future assessments of vessel impairment.

General and administrative expenses

General and administrative expenses include all of the Company’s onshore expenses and the fees paid to BHM for administration.  Management fees decreased by $0.5 million or 41.4% to $0.7 million for the year ended December 31, 2010, as compared to $1.1 million for the year ended December 31, 2009.  The decrease is attributable to a reduction in the Company’s fleet. Fees for consulting and professional fees and other expenses were approximately the same in 2010 as they were in 2009.

Interest expense and interest income

The $0.9 million or 12.7% decrease in interest expense is due to a reduction in mortgage indebtedness from $107.6 million at December 31, 2009 to $73.5 million at December 31, 2010 and is partly offset bya slight increase in interest rates.  Interest income increased by $0.6million  to $0.6 million in 2010 compared to $18,000 in 2009. The increase was mainly due to interest earned on a deposit securing the Company’s acquisition of the AFDV.The Company received a full refund of this deposit, amounting in total to $6.6 million,together with interest of $ 0.6 million thereon on April 30, 2010 following cancellation of the contract due to breach of contract by the seller.

Equity in income of Nordan OBO 2Inc (“Nordan”)

Equity in income of Nordan amounted to $0.2 million and $1.2 million in the years ended December 31, 2010 and 2009, respectively.  Equity in income of Nordan represents income from the Company’s 50% interest in an entity which is the disponent owner of MV SEAPOWET through a bareboat charter party which interest the Company acquired in March 2006.  The decrease in income from Nordan is attributable to the fact that Nordan’s sole vessel, MV Seapowet, had fewer on hire days in 2010 as compared to 2009 as the vessel underwent itsregular dry-docking in 2010.

Gain on fair value of interest rate swaps

During the year ended December 31, 2010, the gain on fair value of interest rate swaps is approximately the same as in 2009.  The $0.7 million recognized gain is attributable to the mark-to-market valuation of interest rate swaps that do not qualify for hedge accounting.

As of December 31, 2010, the aggregate fair value of the non-qualifying swap agreements was a liability of $0.2 million as compared with a liability of $0.8 million at December 31, 2009.  The remaining swap agreements have been designated as cash flow hedges and, as such, the changes in fair value of these swaps are reflected as a component of Accumulated Other Comprehensive Loss.  As of December 31, 2010, the aggregate fair value of such designated swaps was a liability of $1.4 million, as compared with a liability of $2.3 million at December 31, 2009.

Fiscal Year ended December 31, 2009 Compared to Fiscal Year ended December 31, 2008

	2009	2008
Total revenues	$77,763,710	$104,908,915
Voyage expenses	(13,758,771)	(28,097,799)
Net revenues	64,004,939	76,811,116

Gross voyage revenues	17,319,968	35,639,274
Less: direct voyage expenses	(10,290,337)	(20,145,639)
Time charter equivalent ("TCE") revenues	7,029,631	15,493,635

Time charter revenues	60,413,796	68,378,799
Less: brokerage commissions and misc expenses	(1,628,437)	(3,070,656)
Time charter revenues	58,785,359	65,308,143

Less: other voyage expenses	(1,839,997)	(4,881,504)
Other revenue	29,946	890,842
Net revenues	$64,004,939	$76,811,116

Days revenues on voyage	960	1,097
Days revenues on time charter	2,707	2,983
	3,667	4,080

TCE rate	$7,323	$14,124
Average time charter rate	$22,318	$22,923
Net revenues per day	$17,454	$18,826

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

	2009	2008

Depreciation of vessels	$17,031,000	$16,444,000
Amortization of special survey costs	3,678,000	2,568,000
Amortization of vessel conversion costs	3,185,000	5,135,000
Amortization of debt issuance costs	1,332,000	1,052,000
Total depreciation and amortization	$25,226,000	$25,199,000

Impairment charge	28,918,000	7,365,000

Vessel impairment loss

As of December 31, 2009, the Company classified the M/V SACHEM as an asset held for sale.  A long-lived asset (or disposal group) to be disposed of by sale should be considered “held for sale” when specific criteria for a qualifying plan of sale are met.  The Company determined that all requisite criteria specified were met as of December 31, 2009.

A long-lived asset classified as “held for sale” is initially measured at the lower of its carrying amount or fair value less cost to sell.  As such, the Company recorded the vessel at its fair value less cost to sell (approximately $10.4 million) as this was the less than its carrying value (approximately $28.4 million).  This resulted in the Company recognizing an $18.0 million impairment charge for the year ended December 31, 2009.   The fair value of the vessel as of December 31, 2009 approximates the agreed upon selling price.  Delivery of the vessel occurred and proceeds from the sale were received in January 2010, with no further loss recorded.

Management’s impairment analysis for the year ended December 31, 2009 indicated there was impairment on its single hulled product tanker and the Company recorded an impairment loss of $10.9 million at December 31, 2009.

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

Equity in income of Nordan

Equity in income of Nordan amounted to $1.2 million and $3.9 million in the years ended December 31, 2009 and 2008, respectively.  Equity in income of Nordan represents income from the Company’s 50% interest in an entity which is the disponent owner of MV SEAPOWET through a bareboat charter party which was acquired in March 2006.  The decrease from 2008 of $2.7 million consists primarily of the Company’s 50% share of a deposit forfeited in 2008 when a buyer under contract to purchase MV SEAPOWET failed to take delivery.

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

The Company operates in a capital-intensive industry, which requires extensive investment in revenue-producing assets. The Company has historically financed its capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. The Company’s principal use of funds has been capital expenditures to grow its fleet, maintain the quality of its vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities.

The Company’s ability to generate cash flow from operations will depend upon its future performance, which will be subject to general economic conditions and to financial, business and other factors affecting its operations, many of which are beyond its control.

The Company’s fleet now consists of six OBO’s (including a 50% in one); accordingly, the Company is dependent upon the petroleum product, vegetable oil and chemical industries and the bulk products market as its primary sources of revenue.  These industries have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, vegetable oil, ore, other bulk, and chemicals in particular.  Any material seasonal fluctuation in these industries or any material diminution in the level of activity therein could have a material adverse effect on the Company’s business and operating results.  The profitability of OBOs and their asset value results from changes in the supply of and demand for such capacity.  The supply of such capacity is a function of the number of new vessels being constructed and the number of older vessels that are laid-up or scrapped.  The demand for OBO capacity is influenced by global and regional economic conditions, increases and decreases in industrial production and demand for petroleum products, vegetable oils and chemicals, developments in international trade and changes in seaborne and other transportation patterns.  The nature, timing and degree of change in these industry conditions are unpredictable as a result of the many factors affecting the supply of and demand for capacity.  Although there can be no assurance that the Company’s business will continue to generate cash flow at or above current levels, the Company anticipates that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements.

Debt Refinancing and loan amendments

$202,000,000 reducing revolving credit facility, with Nordea Bank Norge ASA, as Agent, dated August 29, 2006 (the “OBO Holdings Loan Facility Agreement”).

On June 30, 2011, the Company received an amendment letter from the facility agent on behalf of all lenders to extend maturity date of the OBO Holdings Loan Facility Agreement to February 15, 2012 and reduce quarterly loan repayments to $3.0 million.  The Company continues to negotiate with its lenders for a further extension of maturity to September 2013.

$3,975,230 term loan facility with Bank of Scotland plc.dated February 11, 2010 (the “OBO Holdings Junior Loan Facility Agreement”)

On June 29, 2011, the Company and its lender agreed to extend its loan maturity date to February 15, 2012.  The Company will continue to negotiate with its lender for further extension of the maturity date to September 2013.

$27,300,000 term loan facility, with Bank of Nova Scotia, dated January 24, 2007 (the “Sakonnet Loan Facility Agreement”)

On June 29, 2011, the Company received a letter agreement of waiver terms, providing for a waiver of certain covenants from September 30, 2011 to February 15, 2012. This agreement, among other things: (i) amends the Minimum Cash covenant to $2.0 million until September 30, 2011, rising to $1.0 million per vessel (currently $5.0 million) from September 30, 2011 and (ii) The EBITDA / Fixed Charge covenant shall be waived effective from January 1, 2011 to February 15, 2012.   Furthermore, the waiver agreement includes various dividend and capital expenditure restrictions by the Company and its subsidiaries.

Based on the terms of the most recent amendments, the Company is required to make scheduled principal payments of $ 23.7 million during fiscal 2011, of which $16.2 million has been paid through June 30, 2011.  Additionally, certain loan facilities are scheduled to mature in the first quarter of 2012 resulting in scheduled principal amortization payments of $26.6 million during the first quarter of 2012.  The Company is currently in negotiations with its lenders to further extend the maturity of these facilities.  Additionally, the Company received waivers of certain debt covenants that will expire in first quarter of 2012 and the Company may need to obtain additional waivers in subsequent periods.  There are no assurances that the Company will be able to obtain such extensions or waivers.

Cash Flow

Cash at December 31, 2010 amounted to $10.2 million, which includes$1.8 million restricted cash earmarked for the next debt service payment, an increase of $5.5 million as compared to December 31, 2009.  The increase in the cash balance is attributable to increased cash provided by operating activities and net changes in working capital of $22.1 million as discussed below and investing activities of $18.3 million, which were offset by outflows from financing activities of $35.6 million.

Net Cash used in Operating Activities

Net cash provided by operating activities was $22.1 million for the year ended December 31, 2010, as compared to net cash used in operating activities of $2.5 million for the year ended December 31, 2009, an increase of 993%.  This increase is primarily attributable to the timing of payments and the fact that the Company made $3.9 million in special survey payments during 2009 and the Company did not incur any such costs in 2010.  The increase in cash provided by operating activities is also due to the decrease in operating expenses in 2010 as compared to 2009 resulting from the sale of certain older vessels that are less fuel efficient and require more maintenance.  For more information, see changes in working capital.

Net Cash provided by Investing Activities

Net cash provided by investing activities was $18.3 million during the year ended December 31, 2010, which consists of (i) $16.9 million, representing proceeds received from sale of the vessels and refund of the deposit in connection with cancellation of the AFDV contract (ii) $2.5 million, representing dividends from Nordan, partially offset by (iii) $0.7 million as a result of the increase in restricted cash required by our lenders.Net cash provided by investing activities was $41.3 million during the year ended December 31, 2009 which is mainly a result of (i) $43.4 million, representing proceeds received from sale of vessels and (ii) $3.5 million, representing dividends from Nordan, offset by (iii) $2.9 million investment in additional equipment for the AFDV contract and other capital expenditures for vessel improvements.

Net Cash Used In Financing Activities

Net cash used in financing activities was $35.6 million for the year ended December 31, 2010, consisting mainly of loan repayments of $39.3 million partly offset by drawdown of $4.0 million under a long-term credit facility.

Net cash used in financing activities was $65.6 million for the year ended December 31, 2009, which is mainly attributable to $66.2 million of loan repayments and prepayments.

The Company had a working capital deficit of $17.1 million at December 31, 2010 as compared to a working capital deficit of $28.8 million at December 31, 2009.  The decrease (improvement) in the working capital deficit is primarily due to increased cash provided by operating activities and changes in working capital as discussed below.  It is important to note that it is customary for shipping companies and their lenders to exclude the current portion of long-term debt in any working capital analysis.  Excluding the current portion of long-term debt, the Company had working capital of $6.7 million at December 31, 2010 as compared to $5.3 million at December 31, 2009.

The Company believes that internally generated cash flow will be sufficient to fund its operations (operating costs, working capital requirements and debt service) throughout 2011.

Cancellation of Acquisition of Accommodation Field Development Vessel (“AFDV”)

On March 30, 2010, the Company cancelled its previously announced acquisition of the new construction of an AFDV from an unrelated third party because of a breach of contract by the seller. During 2010, the Company received a total refund of its deposit on the vessel in the amount of $6.6 million together with interest thereon of $0.6 million due from an unaffiliated party under a Memorandum of Agreement related to this contract.  These refunds improved the Company’s liquidity.

Changes in Working Capital

Trade accounts receivable increased by $0.4 million from December 31, 2009 to December 31, 2010. The increase is predominantly attributable to the fact that a charterer withheld $1.4 million for estimated bunker on redelivery and offset partially by the absence of spot voyage chartering at the end of 2010.

As of December 31, 2010, the Company’s entire accounts receivable balance was due from one customer.  At December 31, 2009, the Company’s largest three accounts receivable balances represented 85% of total accounts receivable. The allowance for doubtful accounts was $150,000 and $181,000 at December 31, 2010 and 2009, respectively. To date, the Company’s actual losses on past due receivables have not exceeded its estimate of bad debts.

Inventories were approximately the same in 2010 as they were in 2009.  Bunker inventory is owned by the shipowner when the vessel is on a voyage or offhire, but is owned by the charterer when the vessel is on time charter.

The vessels and capital improvements, net of accumulated depreciation, amounted to approximately $139.1 million at December 31, 2010. The decrease in vessel and capital improvements of $26.2 million or 15.9% was due to (i) reclassicationof the M/T SAGAMORE to a Vessel held for sale as of December 31, 2010 and (ii) the refund of the deposit in connection with the cancelled AFDV contract.

Other assets decreased $0.5 million as a result of amortization and write-off of debt issuance costs.

Accounts payable decreased $4.7 million from December 31, 2009 to December 31, 2010. The decrease in accounts payable is due to the decrease in the average number of vessels operated from 10.8 during the year ended December 31, 2009 to 6.0 during the year ended December 31, 2010.

The $2.6 million (or 128%) increase in deferred revenue is due to an increase of charter hire received in advance. Deferred revenue represents cash received from charterers prior to the time such amounts are earned. These amounts are recognized as revenue in future periods.

Expenses for drydock and related repair work totaled $0.4 million for one vessel in 2010, $3.6 million for two vessels in 2009, and $1.9 million for one vessel in 2008.

No special survey occurred in 2010.  The capitalized cost of scheduled classification survey and related vessel upgrades was $3.9 million for three vessels in 2009 and $7.7 million for seven vessels in 2008.  The Company capitalizes the costs associated with special surveys as they occur and amortizes these costs on a straight-line basis over the period between special surveys.  Unamortized special surveys costs of vessels are included in the calculation of the resulting gain or loss in the year of the vessel’s sale. Costs capitalized as part of the drydocking include actual costs incurred at the yard and parts used in the dry docking. The Company believes that these criteria are consistent with industry practice and that its policy of capitalization reflects the economics and market values of the vessels.

Critical accounting policies

Basis of accounting

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles.  The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements.  Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions.  We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.  For a description of all of our significant accounting policies, see NOTE 2 to the 2010 Consolidated Financial Statements.

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

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.  The allowance for doubtful accounts is the Company’s best estimate of the total losses likely on its existing accounts receivable.  The allowance is based on historical write-off experience and patterns that have developed with respect to the type of receivable and an analysis of the collectability of current amounts.  Past due balances that are not specifically reserved for are reviewed individually for collectability.  Specific accounts receivable invoices are charged off against the allowance when the Company determines that collection is unlikely.  Credit risk with respect to trade accounts receivable is limited due to the long standing relationships with significant customers and their relative financial stability.  The Company performs ongoing credit evaluations of its customers’ financial condition and maintains allowances for potential credit losses when necessary.  The Company does not have any off-balance sheet credit exposure related to its customers.

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

Impairment of long-lived assets

The Company is required to review its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable.  Upon the occurrence of an indicator of impairment, long-lived assets are reviewed for impairment by comparing the estimate of undiscounted future cash flows expected to be generated by the asset to its carrying amount.  Measurement of the impairment loss is based on the asset grouping and is calculated based upon comparison of the fair value to the carrying value of the asset.

Derivatives and hedging activities

The Company accounts for derivatives in accordance with the provisions of ASC Topic 815.  The Company uses derivative instruments to reduce market risks associated with its operations, principally changes in interest rates and changes in charter rates.  Derivative instruments are recorded as assets or liabilities and are measured at fair value.

Derivatives designated as cash flow hedges pursuant to ASC Topic 815are recorded on the balance sheet at fair value with the corresponding changes in fair value recorded as a component of accumulated other comprehensive income (equity).  Derivatives that do not qualify for hedge accounting pursuant to ASC Topic 815 are recorded on the balance sheet at fair value with the corresponding changes in fair value recorded in operations.

Recent accounting pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The guidance in the ASU was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance did not have any impact on its financial position and results of operations.

C.	Trend information

The Company operates six OBOs of 72,000 to 84,000 DWT.  Two of these vessels are currently employed on long term time charters with redelivery dates ranging from October 2011 through October 2012.  One of the six, in which the Company has a 50% interest, is currently employed on short term time charter. The Company expects to operate these vessels in both the voyage (spot) markets and on long-term time charters as the existing  charters expire.

D.	Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

E.	Tabular disclosure of contractual obligations

At December 31, 2010, the Company’s contractual obligations consisted of the OBO Holdings Loan Facility Agreement, theSakonnet Loan Facility Agreement and the Boss Tankers Loan Facility Agreement, each guaranteed by the Company.  No amounts remained available under any of these term loan facilities as of December 31, 2010 and 2009.  A summary of term loan facilities is provided below:

	Loan balance as of	Loan balance as of
	December 31, 2010	December 31, 2009
OBO Holdings (term loan facility dated 8/29/06)	$43,175,000	$62,300,000
Sachem (term loan facility dated 5/13/08)	-	9,500,000
Sakonnet (term loan facility dated 1/24/07)	12,854,641	16,810,686
Seapowet (term loan facility dated 9/5/06)	-	1,500,000
OBO Holdings Junior (term loan facility dated 2/11/2010)	3,975,230	3,975,230
BHO Bond (term loan facility date 12/12/06)	13,500,000	13,500,000
Total	73,504,871	107,585,916
Less: Current portion	(23,727,286)	(34,081,044)

Long-term portion	$49,777,585	$73,504,871

The following table summarizes the Company's contractual obligations at December 31, 2010:

	Total	Less than 1 year	1-3 year	3-5 year
Long-Term Debt Obligations	$73,504,871	$23,727,286	$46,071,295	$3,706,290
Interest Expense	4,484,210	2,594,850	1,797,448	91,912
Total	$77,989,081	$26,322,136	$47,868,744	$3,798,202

All the Company’s debt bears interest at LIBOR plus a margin. For the calculation of the contractual interest expense obligations in the table above, a fixed LIBOR rate of 0.308% was used, which is based on the 3 month LIBOR as at March 31, 2011, plus the applicable margin. Derivative contracts were not included in calculations.

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

Item	6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The directors and executive officers of the Company are as follows:

Name	Age	Director Since	Position with the Company
Michael S. Hudner	64	1988	Chairman of the Board, President and Chief Executive Officer and Class A Director
Trevor J. Williams	68	1988	Vice President and Class A Director
R. Anthony Dalzell	66	1997	Treasurer and Chief Financial Officer and Class B Director
Charles L. Brock	68	1985	Class B Director
John M. LeFrere	66	1995	Class A Director
Hope F. Hudner	60	2009	Class A Director
Per Ditlev-Simonsen	78	1998	Class B Director
O. Michael Lewis	61	2006	Class B Director

Pursuant to the Company’s Articles of Incorporation, the Board of Directors is divided into two classes of at least three persons each.  Each class is elected for a two-year term.  The Class A directors will serve until the 2010 annual meeting and the Class B directors will serve until the 2011 annual meeting of shareholders.  Officers are appointed by the Board of Directors and serve until their successors are appointed and qualified.

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

Charles L. Brock - Mr. Brock has been a member of the law firm of Brock Partners LLP since April 1995, which firm acted as United States counsel for the Company from 1995 to 2000, and since June 2002, a member of the investment banking firm of Brock Capital Group LLC.  Mr. Brock is a U.S. citizen and resides in East Hampton, New York, United States.

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

Hope F. Hudner –Ms. Hudner is a Bahamian and U. S. Citizen and is the wife of Michael S. Hudner.  Ms. Hudner is a designer and artist and is or has been a director of numerous non-profit boards during the past five years, including the Board of Trustees of the Moses Brown School, the Museum of Art of the Rhode Island School of Design, Perennial Planters, the Development Board of Women & Infants Hospital and the Development Board of Save the Bay, all located in Rhode Island.  Mrs. Hudner is also an officer and director of Navinvest Marine Services (U.S.) Inc., an affiliate of Mr. Hudner, which acts as agent for the Company.

Per Ditlev-Simonsen - Mr. Ditlev-Simonsen is Chairman of the Board of EidsivaRederiASA, an Oslo Stock Exchange listed shipping company with its main interests in bulk, car and ro-ro carriers from 1991 to 2009.  Mr. Ditlev-Simonsen has more than 35 years’ experience in international shipping and offshore drilling.  In the years 1991-1996, he was Chairman of the Board of Christiana Bank ogKreditkasse, Norway’s second largest commercial bank and one of the world’s largest shipping banks.  Mr. Ditlev-Simonsen, the Mayor of Oslo from 1995 to 2007, has served as a member of the Norwegian Parliament and the Oslo City Council, and as Chairman of the Conservative Party in Oslo.  He was also Minister of Defense in the Norwegian Government from October 1989 to November 1990.  Mr. Ditlev-Simonsen is a Norwegian citizen and resides in Oslo, Norway.

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

The Company does not pay salaries or provide other direct compensation to its executive officers.  Directors who are not officers of the Company are entitled to receive annual fees of $30,000, and the Chairman of the Audit Committee is entitled to receive an additional fee of $2,000 per month.  Certain directors and executive officers of the Company earn compensation indirectly through entities which provide services to the Company.  (See Item 7.B.Related Party Transactions).

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

The Company employed, as of December 31, 2010, four non-salaried individuals on a part-time basis as officers of the Company and, through its vessel-owning subsidiaries, utilizes the services of approximately 175 officers and crew.  The Company’s vessels are manned principally by crews from the Philippines, Pakistan, Croatia, Turkey and India.

E.	Share ownership

See Item 7.A.  Major Shareholders and Related Party Transactions.

Item	7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information as of July5, 2011 concerning the beneficial ownership of the common stock of the Company by (i) the only persons known by the Company’s management to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of the Company’s directors and executive officers, and (iii) all executive officers and directors of the Company as a group:

	Number of Shares	Percent of
Name of Beneficial Owner	Beneficially Owned	Common Stock (a)
Northampton Holdings Ltd.	2,011,926	36.22%
Michael S. Hudner (b)	3,720,214	66.97%
Fundamental Securities International Ltd.	1,448,648	26.08%
Devonport Holdings Ltd. (c)	1,448,648	26.08%
Harbor Holdings Corp. (d)	202,500	3.65%
Charles L. Brock	2,500	0.05%
R. Anthony Dalzell (e)	57,140	1.03%
Dean Investments Ltd.	54,540	0.98%
John M. LeFrere	2,500	0.05%
Per Ditlev-Simonsen	—	—
Trevor J. Williams (f)	3,520,214	63.37%
O. Michael Lewis	2,500	0.05%
Hope F. Hudner (g)	202,500	3.65%
Caiano Ship AS (h)	1,162,467	20.92%

All executive officers and directors as a group (8 persons)	3,732,714	67.19%

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

(b)
Comprised of shares shown in the table as held by Northampton Holdings Ltd. (“NHL”), Fundamental Securities International Ltd.  (“Fundamental”), Harbor Holdings Ltd. (“Harbor”) and Dean Investments (“Dean Investments”) a Cayman Islands corporation.  Mr. Hudner is a general partner in the partnership which is the ultimate parent of Fundamental and a general partner in the ultimate owner of the general partner of B+H/Equimar 95 Associates, L.P. (“95 Associates”), which is a 60.6% owner of NHL.  Fundamental is a 30.3% shareholder of NHL.  Mr. Hudner and a trust for the benefit of his family own Harbor, a Connecticut corporation.  Anthony Dalzell is a beneficial owner of Dean Investments, a Cayman Islands corporation.  Mr. Dalzell and Dean Investments executed a Voting Agreement, dated as of September 29, 2006 (the “Voting Agreement”), with the other entities noted above.  Under the Voting Agreement, Mr. Dalzell and Dean Investments agreed to vote shares as determined by the majority in interest of the group.  Accordingly, Mr. Hudner may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental, Harbor and Dean Investments.

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

(g)
Includes 202,500 shares shown in the table for Harbor, of which she is an officer.  Does not include other shares beneficially owned by Ms. Hudner’s husband, Michael S. Hudner, of which Ms. Hudner disclaims beneficial ownership.

(h)	Per VPS Registered Shareholder list.

B.	Related party transactions

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

Currently, the Company pays BHM a monthly rate of $6,743 per vessel or $10,500 per Accommodation Field Development Vessel for general administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index.  During the years ended December 31, 2010, 2009 and 2008, the Company paid BHM fees of approximately $659,000, $1,100,000 and $1,200,000, respectively, for these services.  The total fees vary due to the change in the number of fee months resulting from changes in the number of vessels owned during each period.

The Company also pays BHM a monthly rate of $13,844 per MR product tanker and $16,762 per Panamax product tanker or OBO for technical management services, which may be adjusted annually for any increases in the Consumer Price Index.  Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels.  During the years ended December 31, 2010, 2009, and 2008, the Company paid BHM fees of approximately $1,280,000, $2,259,000 and $2,540,000, respectively, for these services.  Technical management fees are included in vessel operating expenses in the Consolidated Statements of Operations.  The total fees have decreased due to the decrease in the number of vessels operated from an average of 10.8 vessels for the twelve months of 2009 to 6.0 vessels for the twelve months of 2010.

The Company engages BHM to provide commercial management services at a monthly rate of $10,980 per vessel, which may be adjusted annually for any increases in the Consumer Price Index.  BHM obtains support services from Protrans (Singapore) Pte.  Ltd., which is owned by BHM.  Commercial managers provide marketing and operations services.  During the years ended December 31, 2010, 2009 and 2008, the Company paid BHM fees of approximately $859,000, $1,625,000 and $1,896,000, respectively, for these services.  Commercial management fees are included in voyage expenses in the Consolidated Statements of Operations.  The total fees decreased in 2010 due to the decrease in the number of fee months resulting from the decrease in the number of vessels owned.

The Company engaged Centennial Maritime Services Corp.  (“Centennial”), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board.  During the years ended December 31, 2010, 2009 and 2008, the Company paid Centennial manning fees of approximately $330,000, $568,000 and $777,000, respectively.  Manning fees are included in vessel operating expenses in the Consolidated Statements of Operations.

BHES provides office space and administrative services to Straits and Product Transport (S) Pte. Ltd~~;~~,both of which owned subsidiaries of the Company for SGD 12,000 (approximately $8,280) per month. The total paid to BHES for these services was SGD 288,000 (approximately $218,000) in 2010.

BHM received brokerage commissions of $106,750 in connection with the sales of MV Sachem in January 2010 and $82,000 in connection with the sale of the MT Sagamore in January 2011.  The Company also paid BHM standard industry chartering commissions of $678,000 in 2010, $704,000 in 2009 and $720,000 in 2008 in respect of certain time charters in effect during those periods.  Clearwater Chartering Corporation, a company affiliated through common ownership, was paid $489,000 and $1,176,000 in 2009 and 2008 respectively, for standard industry chartering commissions.  No brokerage commission was paid in 2010.  Brokerage commissions are included in voyage expenses in the Consolidated Statements of Operations.

The Company paid fees of $212,000, $312,000 and $501,000 to J.V. Equities, Inc. in 2010, 2009 and 2008, respectively, for consulting services rendered.  J.V. Equities is controlled by John LeFrere, a director of the Company.

During each of 2010, 2009 and 2008, the Company paid fees of $85,000, $128,000 and $56,000 respectively, to R. Anthony Dalzell, Chief Financial Officer, Vice President and a director of the Company, or to a Company deemed to be controlled by him for consulting services.

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

For the policy year ended February 20, 2011, the Company placed the following insurance with Northampton Assurance Ltd (“NAL”):

66.5% of its Hull & Machinery (“H&M”) insurance for claims in excess of minimum $120/125,000 each incident, which insurance NAL fully reinsured.

67.5% of its H&M insurance (Machinery Claims only) on 6 vessels of up to $50,000 in excess of $120/125,000 each incident; and

67.5% of its H&M insurance (Machinery claims only) on 1 vessel up to $100,000 in excess of $120/125,000 each incident.

For the policy year ended February 20, 2010, the Company placed the following insurance with NAL:

66.5% of its Hull & Machinery (“H&M”) insurance for claims in excess of minimum $120/125,000 each incident, which insurance NAL fully reinsured.

67.5% of its H&M insurance (Machinery Claims only) on 6 vessels of up to $50,000 in excess of $120/125,000 each incident; and

67.5% of its H&M insurance (Machinery claims only) on 1 vessel up to $100,000 in excess of $120/125,000 each incident.

For the policy year ended February 20, 2009, the Company placed the following insurance with NAL:

66.5% of its Hull & Machinery (“H&M”) insurance for claims in excess of minimum $120/125,000 each incident, which insurance NAL fully reinsured.

67.5% of its H&M insurance (Machinery claims only) on 6 vessels of up to $50,000 in excess of $120/125,000 each incident; and

67.5% of its H&M insurance (Machinery claims only) on 1 vessel up to $100,000 in excess of $120/125,000 each incident.

For the periods ended December 31, 2010, 2009 and 2008, vessel operating expenses on the Consolidated Statements of Operations include approximately $402,000, $719,000 and $982,000, respectively, of insurance premiums paid to NAL (of which $375,000, $667,000 and $915,000, respectively, was ceded to reinsurers) and approximately $60,000, $99,000, and $196,000, respectively, of brokerage commissions paid to NAL.

The Company had accounts payable to NAL of $23,000 and $86,000 at December 31, 2010 and 2009, respectively.  NAL paid fees of $101,500, $174,000 and $174,000 in 2010, 2009 and 2008, respectively, to Mr. Dalzell for his consulting services rendered.

C.	Interests of experts and counsel

Not applicable

Item	8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

See Item 18.  Financial Statements

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

The following table sets forth, for the last six months, the high and low sales price, for the two most recent fiscal years, the quarterly high and low sales prices and for the prior five fiscal years, the annual high and low sales price for a share of Common Stock on the American Stock Exchange:

	Sale Price
Time Period	High	Low
2010

1st Quarter	3.45	2.60
2nd Quarter	5.64	2.75
3rd Quarter	5.16	3.30
4th Quarter	5.33	4.25

July	5.16	3.30
August	4.70	4.25
September	4.70	4.15
October	5.33	4.50
November	4.87	4.50
December	4.89	4.25

2009

1st Quarter	4.77	1.62
2nd Quarter	5.21	1.87
3rd Quarter	4.19	3.37
4th Quarter	4.60	1.67

Annual

2008	14.98	1.81
2007	20.40	12.09
2006	20.55	13.80
2005	24.40	9.50
2004	27.43	7.60

As of December 31, 2010, there were approximately 338 record holders of Common Stock.

B.	Plan of distribution

Not applicable

C.	Markets

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

The By-Laws of the Company were filed as Exhibit 3.2 to the Registration Statement.  The Amendment adopted October 11, 1995 to the By-Laws of the Company was filed as Exhibit 1.2(i) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1995.  The Amendment adopted October 21, 1998 to the By-Laws of the Company was filed as Exhibit 1.2(iii) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1998.

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

At December 31, 2010, the Company’s entire accounts receivable was due from one customer.At December 31, 2009, the Company’s largest three accounts receivable balances represented 85% of total accounts receivable.  The allowance for doubtful accounts was $150,000 and $181,000 at December 31, 2010 and 2009, respectively.  To date, the Company’s actual losses on past due receivables have not exceeded our estimate of bad debts.

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

A.           Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2010. The terms disclosure controls and procedures are defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective as of December 31, 2010.

B.           The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment under those criteria, management of the Company believes that, as of December 31, 2010, the Company’s internal control over financial reporting is effective.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. The Company’s internal control over Financial Reporting was not subject to attestation by the Company’s registered public accounting firm pursuant to Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act which permanently exemptsnon-accelerated filers from section 404b of the Sarbanes Oxley Act.

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

Fees, including reimbursements for expenses, for professional services rendered by Ernst & Young LLP for the audit of the Company’s financial statements for the years ended December 31, 2010, 2009 and 2008 were $95,000, $130,000, and $159,000, respectively.  Ernst & Young LLP does not provide other services to the Company.

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

1.2.           Form of Amended and Restated By-Laws of the Company2

4.1.           Management Services Agreement dated June 27, 1988 between the Company and B+H Ocean Management3

4.1(a)           Amendment No. 1 to Management Services Agreement dated June 27, 1988 between the Company and B+H Ocean Management, dated October 10, 19954

4.1(b)           Amendment No. 2 to Management Services Agreement dated June 27, 1988 between the Company and B+H Ocean Management, dated June 1, 20095

4.2           Loan Agreement dated August 29, 2006 by and between Nordea Bank Finland Plc., Nordea Bank Norge ASA, OBO Holdings Ltd. and certain other financial institutions listed therein relating to a loan facility of $202,000,0006

4.3(a)           Addendum No. 1 to Loan Agreement dated August 29, 2006 by and between Nordea Bank Finland Plc., Nordea Bank Norge ASA, OBO Holdings Ltd. and certain other financial institutions listed therein relating to a loan facility of $202,000,000, dated October 10, 20087

4.3(b)           Addendum No. 2 and Waiver Agreement to Loan Agreement dated August 29, 2006 by and between Nordea Bank Finland Plc., Nordea Bank Norge ASA, OBO Holdings Ltd. and certain other financial institutions listed therein relating to a loan facility of $202,000,000, dated July 17, 20098

4.3(c)           Addendum No. 3 to Loan Agreement dated August 29, 2006 by and between Nordea Bank Finland Plc., Nordea Bank Norge ASA, OBO Holdings Ltd. and certain other financial institutions listed therein relating to a loan facility of $202,000,000, dated January 29, 20109

4.3(d)           Addendum No. 4 to Loan Agreement dated August 29, 2006 by and between Nordea Bank Finland Plc., Nordea Bank Norge ASA, OBO Holdings Ltd. and certain other financial institutions listed therein relating to a loan facility of $202,000,000, dated June30, 201010

4.4(a)           Loan Agreement dated September 5, 2006 by and between Seapowet Trading Ltd., Nordea Bank Norge ASA and certain other financial institutions listed therein relating to a loan facility of $8,000,00011

4.4(b)           Addendum No. 1 and Waiver Agreement to Loan Agreement dated September 5, 2006 by and between Seapowet Trading Ltd., Nordea Bank Norge ASA and certain other financial institutions listed therein relating to a loan facility of $8,000,000, dated July 17, 200912

4.4(c)           Addendum No. 2 to Loan Agreement dated September 5, 2006 by and between Seapowet Trading Ltd., Nordea Bank Norge ASA and certain other financial institutions listed therein relating to a loan facility of $8,000,000, dated January 29, 201013

4.5           Loan Agreement dated September 7, 2007 by and between Boss Tankers, Ltd., Bank of Scotland and certain other financial institutions listed therein relating to a term loan facility of $25,500,00014

4.6           Amendment to Loan Agreement dated September 7, 2007 by and between Boss Tankers, Ltd., Bank of Scotland and certain other financial institutions listed therein relating to a term loan facility of $25,500,000, dated December 7, 200715

4.6(a)           Loan Agreement dated September 7, 2007 by and between Boss Tankers, Ltd., Bank of Scotland and certain other financial institutions listed therein relating to a term loan facility of $3,975,230, dated February 3, 201016

4.7           Loan Agreement dated October 25, 2007 by and between Cliaship Holdings Ltd., Nordea Bank Norge ASA and certain other financial institutions listed therein relating to a loan facility of $26,700,00017

4.7(a)           Addendum No. 1 and Waiver Agreement to Loan Agreement dated October 25, 2007 by and between Cliaship Holdings Ltd., Nordea Bank Norge ASA and certain other financial institutions listed therein relating to a loan facility of $26,700,000, dated July 17, 200918

4.8           Loan Agreement dated January 24, 2007 by and between Sakonnet Shipping Ltd., The Bank of Nova Scotia Asia, Ltd. and certain other financial institutions listed therein relating to a loan facility of $27,300,00019

4.9           Side letter relating to the Loan Agreement dated January 24, 2007 by and between Sakonnet Shipping Ltd., The Bank of Nova Scotia Asia, Ltd. and certain other financial institutions listed therein relating to a loan facility of $27,300,000, dated November 24, 200820

4.10           Consent Letter relating to the Loan Agreement dated January 24, 2007 by and between Sakonnet Shipping Ltd., The Bank of Nova Scotia Asia, Ltd. and certain other financial institutions listed therein relating to a loan facility of $27,300,000, dated April 15, 201021

4.10(a)                      Consent Letter relating to the Loan Agreement dated January 24, 2007 by and between Sakonnet Shipping Ltd., The Bank of Nova Scotia Asia, Ltd. and certain other financial institutions listed therein relating to a loan facility of $27,300,000, dated May 12, 201022

4.10(b)                      Amendment Letter relating to the Loan Agreement dated January 24, 2007 by and between Sakonnet Shipping Ltd., The Bank of Nova Scotia Asia, Ltd. and certain other financial institutions listed therein relating to a loan facility of $27,300,000, dated June 29, 201123

4.11           Loan Agreement dated May 13, 2008 by and between Sachem Shipping Ltd., DVB Bank AG, DVB Group Merchant Bank (Asia) Ltd. and certain other financial institutions listed therein relating to a loan facility of $30,000,00024

4.12           Side Letter relating to the Loan Agreement dated May 13, 2008 by and between Sachem Shipping Ltd., DVB Bank AG, DVB Group Merchant Bank (Asia) Ltd. and certain other financial institutions listed therein relating to a loan facility of $30,000,000, dated October 28, 200825

4.13           Letter of Credit Facility Agreement dated July 31, 2008 by and between Straits Offshore Ltd. and HSH Nordbank AG, New York Branch in the amount of $23,205,00026

4.14           Agreement dated September 1, 2008 between Straits Offshore and B+H Equimar Singapore27

4.15           Amendment to Letter of Credit Facility Agreement dated July 31, 2008 by and between Straits Offshore Ltd. and HSH Nordbank AG, New York Branch in the amount of $23,205,000, dated September 12, 200828

4.16           Limited Waiver and Consent Agreement to Letter of Credit Facility Agreement dated July 31, 2008 by and between Straits Offshore Ltd. and HSH Nordbank AG, New York Branch, dated April 20, 201029

4.17           Loan Agreement dated February 11, 2010 by and between OBO Holdings Ltd., Bank of Scotland Plc. and certain other financial institutions listed therein relating to a loan facility of $3,975,23030

4.18           Amendment letter to Loan Agreement dated February 11, 2010 by and between OBO Holdings Ltd., Bank of Scotland Plc. and certain other financial institutions listed therein relating to a loan facility of $3,975,230 dated June 29, 201131

8.1           Subsidiaries of the Company32

12.1           Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer33

12.2           Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer34

13.1           Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 200235

13.2           Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 200236

1
Filed as Exhibit 3.1 to the Company’s Registration Statement on Form S-1, Registration No. 33-22811 (the “Registration Statement”)..  The Amendment adopted October 11, 1995 to the Articles of Incorporation was filed as Exhibit 1.1(i) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1995.  The Amendment adopted October 21, 1998 to the Articles of Incorporation, was filed as Exhibit 1.2(ii) to the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 1998.

2
Filed as Exhibit 3.2 to the Registration Statement. The Amendment adopted October 11, 1995 to the By-Laws was filed as Exhibit 1.2(i) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1995. The Amendment adopted October 21, 1998 to the By-Laws was filed as Exhibit 1.2(iii) to the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 1998.

3	Filed as Exhibit 10.1 to the Registration Statement.

4	Previously filed as an exhibit to the Company’s amended Annual Report on Form 20-F on November 9, 2009.

5	Previously filed as an exhibit to the Company’s amended Annual Report on Form 20-F on November 9, 2009.

6	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on May 3, 2007.

7	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.

8	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June10, 2010.

9	Previously filed as an exhibit to the Company’s Report on Form 6-K on February 23, 2010.

10	Filed herewith.

11	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on May 3, 2007.

12	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June10, 2010.

13	Previously filed as an exhibit to the Company’s Report on Form 6-K on February 23, 2010.

14	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June 16, 2008.

15	Previously filed as an exhibit to the Company’s amended Annual Report on Form 20-F on November 9, 2009.

16	Previously filed as an exhibit to the Company’s Report on Form 6-K on February 23, 2010.

17	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June 16, 2008.

18	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June10, 2010.

19	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June 16, 2008.

20	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.

21	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June10, 2010.

22	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June10, 2010.

23	Filed herewith.

24	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.

25	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.

26	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on July 13, 2009.

27	Previously filed as an exhibit to the Company’s amended Annual Report on Form 20-F on November 9, 2009.

28	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June10, 2010.

29	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June10, 2010.

28	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June10, 2010.

29	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June10, 2010.

29	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June10, 2010.

29	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June10, 2010.

30	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F on June10, 2010.

31	Filed herewith.

32	Filed herewith.

33	Filed herewith.

34	Filed herewith.

35	Filed herewith.

36	Filed herewith.

063595/001-1851107.6

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B+H OCEAN CARRIERS LTD.
(Registrant)

By:           /s/ Michael S. Hudner
Chairman of the Board, President and
Chief Executive Officer

063595/001-1851107.6

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

Date:           July 8, 2011

By:           /s/ Michael S. Hudner
Michael S. Hudner
Chairman of the Board, President and Chief Executive Officer

063595/001-1851107.6

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

Date:           July 8, 2011

By:           /s/ R. Anthony Dalzell
R. Anthony Dalzell
Treasurer and Chief Financial Officer

063595/001-1851107.6

EXHIBIT 13.1

CERTIFICATION PURSUANT TO 18 U.S.C.  SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of B+H Ocean Carriers Ltd.; (the “Company”) for the year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael S.  Hudner, Chairman of the Board, President and Chief Executive Officer and Class A Director of the Company, certify, pursuant to 18 U.S.C.  1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:           July 8, 2011

By:           /s/ Michael S. Hudner
Michael S. Hudner
Chairman of the Board, President and
Chief Executive Officer

063595/001-1851107.6

EXHIBIT 13.2

CERTIFICATION PURSUANT TO 18 U.S.C.  SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of B+H Ocean Carriers Ltd.; (the “Company”) for the year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, R. Anthony Dalzell, Treasurer and Chief Financial Officer and Class A Director of the Company, certify, pursuant to 18 U.S.C.  1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13 (a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:           July 8, 2011

By:           /s/ R. Anthony Dalzell
R. Anthony Dalzell
Treasurer and Chief Financial Officer

063595/001-1851107.6

Item	18. FINANCIAL STATEMENTS.

B+H Ocean Carriers Ltd.

F1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of B+H Ocean Carriers Ltd.

We have audited the accompanying consolidated balance sheets of B+H Ocean Carriers Ltd.  as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of B+H Ocean Carriers Ltd.  at December 31, 2010 and 2009 and the consolidated results of its operations and its cash flows for the each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Providence, RI
June 30, 2011

F2

B+H Ocean Carriers Ltd.
Consolidated Balance Sheets
December 31, 2010 and 2009
ASSETS	2010	2009
CURRENT ASSETS:
Cash and cash equivalents	$8,472,041	$3,679,324
Restricted cash ( Note 11 )	1,769,822	1,065,983
Marketable equity securities	914,865	566,921
Trade accounts receivable, less allowance for doubtful accounts of $150,000 and $180,750, respectively	1,360,135	964,345
Vessels held for sale	2,406,804	10,354,750
Inventories	657,966	668,886
Prepaid expenses and other current assets	941,145	982,633
Total current assets	16,522,778	18,282,842

Vessels, at cost	193,860,581	226,749,097
Less - Accumulated depreciation	(54,797,986)	(61,472,453)
	139,062,595	165,276,644

Investment in Nordan OBO 2 Inc.	7,790,979	10,117,685
Other assets	1,013,231	1,501,144
Total assets	$164,389,583	$195,178,315

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,118,208	$7,860,608
Accrued liabilities	1,760,958	1,572,723
Accrued interest	211,743	208,073
Current portion of mortgage payable	23,727,286	34,081,044
Deferred income	4,546,436	1,992,526
Other liabilities	225,404	119,328
Unsecured loan (Note 12)	-	1,250,000
Total current liabilities	33,590,035	47,084,302

Fair value of derivative liabilities	1,615,548	3,152,024

Mortgage payable	36,277,585	60,004,871
Bonds payable	13,500,000	13,500,000
SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; no shares issued and outstanding
Common stock, $0.01 par value; 30,000,000 shares authorized;
7,557,268 shares issued, 5,555,426 shares
outstanding as of December 31, 2010 and 2009, respectively	75,572	75,572
Paid-in capital	93,863,094	93,863,094
Retained earnings (accumulated deficit)	2,861,080	(4,229,947)
Accumulated other comprehensive loss	(1,281,530)	(2,159,800)
Treasury stock	(16,111,801)	(16,111,801)
Total shareholders' equity	79,406,415	71,437,118
Total liabilities and shareholders' equity	$164,389,583	$195,178,315

The accompanying notes are an integral part of these consolidated financial statements.

F3

B+H Ocean Carriers Ltd.
Consolidated Statements of Operations
For the years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Revenues:
Voyage and time charter revenues	$54,482,684	$77,733,764	$104,018,073
Other revenue	3,256	29,946	890,842
Total revenues	54,485,940	77,763,710	104,908,915

Operating expenses:
Voyage expenses	2,832,571	13,758,771	28,097,799
Vessel operating expenses, drydocking and survey costs	17,510,168	36,778,737	46,845,031
Depreciation	14,357,030	17,031,428	16,443,807
Amortization of deferred charges	3,522,943	8,194,909	8,755,356
Impairment charge on vessel	-	28,918,393	7,364,675
Goodwill impairment charge	-	118,750	-
Loss (gain) on sale of vessels	-	35,067,228	(13,262,590)
General and administrative:
Management fees to related party	658,697	1,123,964	1,199,581
Consulting and professional fees, and other expenses	3,898,652	4,085,900	4,836,247
Total operating expenses	42,780,061	145,078,080	100,279,906

Income (loss) from vessel operations	11,705,879	(67,314,370)	4,629,009

Other income (expense):
Interest expense	(6,092,996)	(6,980,341)	(11,249,461)
Interest income	572,481	18,275	1,156,151
Income from investment in Nordan OBO 2 Inc.	173,294	1,192,504	3,933,495
Gain on fair value of derivatives	658,206	707,074	15,291,859
Gain (loss) on other investments	74,163	163,866	(240,937)
Gain on debt extinguishment	-	1,418,500	2,345,000
Total other (expense) income, net	(4,614,852)	(3,480,122)	11,236,107

Net income (loss)	$7,091,027	$(70,794,492)	$15,865,116

Basic earnings per common share	$1.28	$(12.74)	$2.36

Diluted earnings per common share	$1.28	$(12.74)	$2.36

Weighted average number of common shares outstanding:
Basic	5,555,426	5,555,426	6,723,832
Diluted	5,555,426	5,555,426	6,723,832

The accompanying notes are an integral part of these consolidated financial statement.

F4

B + H Ocean Carriers Ltd.
Consolidated Statements of Shareholders’ Equity

	Common	Treasury	Paid-in	Retained	Accumulated Other Comprehensive
	Stock	Stock	Capital	Earnings (Deficit)	Income (Loss)	Total

Balance, December 31, 2007	$75,572	$(11,376,687)	$93,863,094	$50,699,429	$(824,786)	$132,436,622

Net income	-	-	-	15,865,116	-	15,865,116
Change in fair value of cash flow hedge					(2,402,013)	(2,402,013)
Total comprehensive income						13,463,103
Treasury shares acquired (1)	-	(4,735,114)	-	-	-	(4,735,114)
Balance, December 31, 2008	75,572	(16,111,801)	93,863,094	66,564,545	(3,226,799)	141,164,611

Net loss	-	-	-	(70,794,492)	-	(70,794,492)
Change in fair value of cash flow hedge	-	-	-	-	1,066,999	1,066,999
Total comprehensive income						(69,727,493)
Balance, December 31, 2009	75,572	(16,111,801)	93,863,094	(4,229,947)	(2,159,800)	71,437,118

Net income	-	-	-	7,091,027	-	7,091,027
Change in fair value of cash flow hedge	-	-	-	-	878,270	878,270
Total comprehensive income						7,969,297
Balance, December 31, 2010	$75,572	$(16,111,801)	$93,863,094	$2,861,080	$(1,281,530)	$79,406,415

Shares outstanding at December 31, 2010, 2009 and 2008 totaled 5,555,426.

(1)	Pursuant to a program to repurchase up to 10% of the Company’s shares, which was authorized by the Board of Directors in October 2005.

F5

B + H Ocean Carriers Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2009, 2008
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$7,091,027	$(70,794,492)	$15,865,116
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Vessel depreciation	14,357,030	17,031,428	16,443,807
Amortization of deferred charges	3,522,943	8,194,909	8,755,356
Impairment charge on vessel	-	28,918,393	7,364,675
Goodwill impairment charge	-	118,750	-
Loss (Gain) on sale of vessels	-	35,067,228	(13,262,590)
(Gain) loss on value of interest rate swaps	(658,206)	(707,074)	763,935
(Gain) on value of put contracts	-	-	(14,494,776)
(Reduction) in allowance for uncollectible accounts	(30,750)	(71,883)	(83,759)
Other (Gain) losses, net	-	(163,866)	326,194
Gain on debt extinguishment	-	(1,418,500)	(2,345,000)
Changes in assets and liabilities:
(Increase) decrease in trade accounts receivable	(365,040)	1,642,313	2,297,246
Decrease in inventories	10,920	2,159,184	578,786
(Increase) decrease in prepaid expenses and other current assets	41,488	2,503,954	(1,804,323)
(Decrease) in accounts payable	(4,742,400)	(11,940,125)	(15,378,084)
Increase (decrease) in accrued liabilities	188,235	(4,038,557)	2,500,038
Increase (decrease) in accrued interest	3,670	(302,681)	(721,377)
Increase (decrease) in deferred income	2,553,910	(4,825,773)	240,283
Increase (decrease) in other liabilities	106,076	9,805	(124,777)
Payments for special surveys	-	(3,854,721)	(7,691,627)
Total adjustments	14,987,876	68,322,784	(16,635,993)
Net cash provided by (used in) operating activities	22,078,903	(2,471,708)	(770,877)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase and investment in vessels	-	(2,897,775)	(6,829,373)
Proceeds from sale of vessels	10,354,750	43,417,908	38,116,601
Proceeds from Barge contract cancellation	6,550,573	-	-
Write-off of Investment in Barge (investment in vessel conversion)	136,134	(130,658)	(34,336,062)
Investment in Nordan OBO II Inc.	(173,294)	(1,192,504)	(3,933,495)
Dividends from Nordan OBO II Inc.	2,500,000	3,500,000	1,500,000
Proceeds from sale of put option contracts	-	-	21,787,494
Purchase of marketable equity securities	(347,944)	(333,142)	(2,123,942)
Redemption of marketable equity securities, net	-	-	2,664,367
Increase in restricted cash	(703,839)	(1,065,983)	-
Net cash provided by investing activities	18,316,380	41,297,846	16,845,590

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt financing costs	(271,522)	(93,500)	(294,999)
Purchase of treasury stock	-	-	(4,735,114)
Purchase of debt securities	-	(581,500)	(2,155,000)
Proceed from unsecured loan	-	1,250,000	-
Proceeds from mortgage financing	3,975,230	-	30,000,000
Payments of unsecured debt	(1,250,000)	-	-
Payments of mortgage principal	(38,056,274)	(66,205,315)	(70,010,967)
Net cash used in financing activities	(35,602,566)	(65,630,315)	(47,196,080)

Net increase (decrease) in cash and cash equivalents	4,792,717	(26,804,177)	(31,121,367)
Cash and cash equivalents, beginning of year	3,679,324	30,483,501	61,604,868
Cash and cash equivalents, end of year	$8,472,041	$3,679,324	$30,483,501

Supplemental schedule of noncash financing and investment transactions (NOTE 9)

F6

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

As of December 31, 2010, the Company owned and operated one panamax product tanker and five OBO (Ore/Bulk/Oil) combination carriers.  Through its subsidiary,  Straits Offshore Ltd, the Company entered into an agreement to purchase an Accommodation Field Development Vessel which was under construction in Malaysia and was due to be delivered to the Company in second quarter 2010.  The contract for the AFDV was cancelled on March 30, 2010 due to a failure by the seller to meet its contractual obligations.

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

Revenue recognition, trade accounts receivable and concentration of credit risk:

Under a voyage charter, also known as a spot charter, the Company agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight per ton of cargo or an agreed lump sum amount.  Voyage costs, such as canal and port charges and bunker (fuel) expenses, are the Company’s responsibility.  Voyage revenues include estimates for voyage charters in progress which are recognized on a percentage-of-completion basis using the ratio of voyage days completed through year end to the total voyage days.

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

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.  The allowance for doubtful accounts is the Company’s best estimate of the total losses likely in its existing accounts receivable.  The allowance is based on historical write-off experience and patterns that have developed with respect to the type of receivable and the analysis of collectability of current amounts.  Past due balances are reviewed individually for collectability.  Specific accounts receivable invoices are charged off against the allowance when the Company determines that collection is unlikely.  Credit risk with respect to trade accounts receivable is limited due to the long standing relationships with significant customers and their relative financial stability.  The Company performs ongoing credit evaluations of its customers’ financial condition and maintains allowances for potential credit losses when necessary.  The Company does not have any off-balance sheet credit exposure related to its customers.

As of December 31, 2010, the Company’s entire account receivable balance was due from one customer.  At December 31, 2009, the Company’s largest three accounts receivable balances represented 85% of total accounts receivable.  The allowance for doubtful accounts was approximately $150,000 and $181,000 at December 31, 2010 and 2009, respectively.  To date, the Company’s actual losses on past due receivables have not exceeded its estimate of bad debts.

During the years ended December 31, 2010, 2009 and 2008, revenues from two significant customers accounted for $54.5 million (100%), $55.4 million (71.2%) and $44.9 million (43.2%) of total revenues, respectively.

Basic and diluted net income per common share:

Basic net income per common share is computed by dividing the net income for the year by the weighted average number of common shares outstanding.  Diluted earnings per share (“EPS”) is calculated by dividing net income for the year by the weighted average number of common shares, increased by potentially dilutive securities.  There were no dilutive securities for the years ended December 31, 2010, 2009 and 2008.

Cash and cash equivalents:

Cash and cash equivalents include cash, certain money market accounts, call deposits and overnight deposits with an original maturity of 90 days or less when acquired.

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

Vessels, capital improvements and depreciation:

Vessels are stated at cost, which includes contract price, acquisition costs and significant capital expenditures. Depreciation is provided using the straight-line method over the remaining estimated useful lives of the vessels, based on cost less salvage value.  The estimated useful lives used are 30 years from the date of construction.  When vessels are sold, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in the accompanying Consolidated Statements of Operations.

Capital improvements to vessels made during special surveys are capitalized when incurred and amortized over the 5-year period until the next special survey.  The capitalized costs for scheduled classification survey and related vessel upgrades were $3.9 million for three vessels in 2009 and $7.7 million for five vessels in 2008.  There were no special surveys costs in the year ended December 31, 2010.  Unamortized costs associated with special survey of vessels that are sold are included in calculation of the resulting gain or loss in the year of the vessel’s sale.

Payments for special survey costs are characterized as operating activities on the Consolidated Statements of Cash Flows.  Amortization of special survey costs is characterized as amortization of deferred charges on the Consolidated Statements of Operations and Cash Flows.

Repairs and maintenance:

Expenditures for repairs and maintenance and interim dry-docking of vessels are charged against income in the year incurred.  Repairs and maintenance expense approximated $1.1 million, $2.8 million and $4.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.  Interim dry-docking expense was approximately $0.4 million, $3.6 million and $1.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Impairment of long-lived assets:

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows expected to be generated by the use of the asset is less than its carrying amount, the Company will evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

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

Derivatives designated as cash flow hedges are recorded on the balance sheet at fair value with the corresponding changes in fair value recorded as a component of accumulated other comprehensive income (equity).  At December 31, 2010, the Company is party to three interest rate swap agreements that qualify as cash flow hedges; the aggregate fair value of these cash flow hedges is a liability of $1.4 million.  At December 31, 2009, the Company was party to three interest rate swap agreements that qualified as cash flow hedges; the aggregate fair value of these cash flow hedges was a liability of $2.3 million.

Derivatives that do not qualify for hedge accounting are recorded on the balance sheet at fair value with the corresponding changes in fair value recorded in operations.  At December 31, 2010, the Company is party to one interest rate swap agreement having a notional value of $6.7 million, which does not qualify for hedge accounting.  The aggregate fair value of this non-qualifying swap agreement was a liability of $0.2 million.  At December 31, 2009, the Company was party to two interest rate swap agreements having an aggregate notional value of $18.4 million, which do not qualify for hedge accounting.  During 2009, one of the swaps no longer met hedge accounting criteria and, accordingly, the Company reclassified the gains associated with that interest rate swap out of accumulated other comprehensive income and into earnings in 2009.  The fair value of these non-qualifying swaps is a liability of $0.8 million at December 31, 2009.    These are both reflected within Fair Value of Derivative Liabilities on the accompanying Consolidated Balance Sheets and are recorded as Gain (Loss) on value of interest rate swaps in the Consolidated Statements of Operations.

The Company is exposed to credit loss in the event of non-performance by the counter party to the interest rate swap agreements; however, the Company does not anticipate non-performance by the counter party.

The Company had no outstanding foreign currency exchange contracts in 2010 and 2009.

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

The carrying amounts reported in the accompanying Consolidated Balance Sheets for short-term debt approximates its fair value due to the current maturity of such instruments coupled with interest at variable rates that are periodically adjusted to reflect changes in overall market rates.  The carrying amount of the Company’s long-term mortgage payable approximates fair value due to the fact that the Company’s debt instruments have variable interest rates.  The most recent trading activity related to the Company's Bonds, which occurred in March 2009, indicates that the fair value of the Bonds as of that date is approximately $3.9 million.

The Company adopted SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”) effective January 1, 2008.  SFAS No. 157 (as codified in ASC Topic 820, Fair Value Measurements and Disclosures) defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  ASC Topic 820 also describes three levels of inputs that may be used to measure fair value:

Level 1 - quoted prices in active markets for identical assets and liabilities

Level 2 - observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 - unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis were as follows:

Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active	Significant Other	Significant
		Markets for Identical Assets	Observable Inputs	Unobservable Inputs
Description	12/31/10	Level 1	Level 2	Level 3
Marketable equity securities - asset	914,865	$914,865	-	-
Marketable equity securities - securities sold short	(120,979)	$(120,979)
Interest rate swap(s)	(1,615,548)		(1,615,548)	-
Total	$(821,662)	$793,886	$(1,615,548)	-

Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active	Significant Other	Significant
		Markets for Identical Assets	Observable Inputs	Unobservable Inputs
Description	12/31/09	Level 1	Level 2	Level 3
Marketable equity securities - asset	566,921	$566,921	-	-
Marketable equity securities - securities sold short	(61,747)	$(61,747)
Interest rate swap(s)	(3,152,024)		(3,152,024)	-
Total	$(2,646,850)	$505,174	$(3,152,024)	-

Marketable equity securities - The fair value of marketable equity securities is based on quotes received from third party brokerages.

Interest rate swap — the fair value of interest rate swap is based on quotes received from third party banks. These values represent the estimated amount the Company would receive or pay to terminate the agreements taking into consideration current interest rates as well as the creditworthiness of the counterparty.

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

Recent accounting pronouncements

•
In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The guidance in the ASU was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance did not have any impact on its financial position and results of operation.

NOTE 3 – ACQUISITIONS, SALES AND OTHER SIGNIFICANT TRANSACTIONS

On January 15, 2010, the Company, through a wholly-owned subsidiary, sold M/V SACHEM for $10.4 million. No gain or loss was recorded as the carrying value was written down to estimated fair value during 2009, resulting in an impairment loss of $18.0 million during 2009.

On March 30, 2010, the Company, through its wholly-owned subsidiary, Straits Offshore Ltd., exercised its right to cancel its previously announced agreement to purchase an Accommodation Field Development Vessel (“AFDV”) from an unrelated third party.  The seller was unable to meet its contractual obligation for delivery of the AFDV in accordance with the contract.  During 2010, the Company received total refund of its deposit on the vessel in the amount of $6.6 million together with interest thereon of $ 0.6 million.

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

The vessels listed below are encumbered by the $202.0 million term loan facility, dated August 29, 2006.  The loan balance was $43.2 million at December 31, 2010.  The Company also completed the refinancing of the $3.9 million balance of a loan remaining after the sale in 2009 of four product tankers that were secured by the $34.0 million loan facility. The refinanced loan will be due in December 2011 and is secured by a second mortgage on the following four vessels.  SEE NOTE 6.

OBO BONNIE SMITHWICK

OBO RIP HUDNER

OBO SEAROSE G

OBO ROGER M JONES

OBO SAKONNET is encumbered by the $27.3 million term loan facility, dated January 24, 2007.  The loan balance was $12.9 million at December 31, 2010. SEE NOTE 6.

M/V SACHEM was encumbered by the $30.0 million term loan facility, dated May 13, 2008.  The loan balance was $9.5 million at December 31, 2009 and was paid in full on January 15, 2010.  SEE NOTE 6.

F7

Vessels, net:

The amounts in the accompanying consolidated balance sheets are summarized as follows:

	Fixed Asset Record with Straight Line Depreciation
	12/31/2008		12/31/2009
Vessels	Cost Vessels	Accumulated Depreciation	Additions Vessel Special survey	Disposals Vessels	Deletions Depreciation	Additions Depreciation	Loss on vessel sales	Impairment charges/loss on vessel sales	Total vessel at Cost 12/31/09	Accumulated Depreciation 12/31/09
Agawam	14,777,708	(7,013,643)	-	(14,777,708)	10,928,820	(1,001,589)	(2,913,588)	-	-	-
Algonquin	29,527,595	(11,792,595)		(29,527,595)	11,792,595			-	-	-
Anawan	14,290,729	(7,358,237)	-	(14,290,729)	10,171,877	(1,234,100)	(1,579,540)	-	-	-
Aquidneck	14,623,941	(6,934,142)	-	(14,623,941)	10,818,462	(1,608,060)	(2,276,260)	-	-	-
Bonnie Smithwick	36,331,426	(6,877,009)	1,945,785	-	-	(2,255,283)		-	38,277,211	(9,132,292)
Pequod	22,156,731	(11,277,560)	-	(22,156,731)	18,015,765	(1,404,335)	(5,333,870)	-	-	-
Rip Hudner	38,785,444	(6,835,300)	208,946	-	-	(2,106,683)		-	38,994,390	(8,941,983)
Roger Jones	34,944,526	(6,187,501)	-	-	-	(2,116,093)			34,944,526	(8,303,594)
Sagamore	26,236,808	(5,290,100)		(56,233)		(1,744,321)		(10,917,388)	26,180,575	(17,951,809)
Sakonnet	39,393,949	(5,680,564)	-	-	-	(2,542,022)		-	39,393,949	(8,222,586)
Sachem	35,814,653	(4,108,482)	-	(25,377)		(3,325,039)		(18,001,005)	35,789,276	(25,434,526)
Searose G	37,567,665	(6,766,996)	1,663,633	-	-	(2,153,193)		-	39,231,298	(8,920,189)
TJ Hudner	37,007,624	(2,057,407)	130,658	(37,138,283)	27,424,531	(2,403,154)	(22,963,970)	-	-	-
Other	39,670	(209,716)	36,357	(76,027)	209,716	-		-	-	-
Accommodation Barge	6,829,373	-	2,897,775	-	-	-		-	9,727,148	-
Total	388,327,842	(88,389,252)	6,883,154	(132,672,623)	89,361,766	(23,893,872)	(35,067,228)	(28,918,393)	262,538,373	(86,906,979)
Vessel held for sale	(29,527,595)	11,792,595							(35,789,276)	25,434,526
	358,800,247	(76,596,657)							226,749,097	(61,472,453)
Net book value of owned vessels		282,203,590							165,276,644

	Fixed Asset Record with Straight Line Depreciation
	December 31, 2009		December 31, 2010
	Cost	Accumulated	Additions	Disposals	Deletions	Additions	Total vessel at Cost	Accumulated Depreciation
Vessels	Vessels	Depreciation	Vessel/Special survey	Vessels	Depreciation	Depreciation	12/31/10	12/31/10
Bonnie Smithwick	38,277,211	(9,132,292)	-	(4,454)	-	(2,296,495)	38,272,757	(11,428,787)
Rip Hudner	38,994,390	(8,941,983)	-	(16,781)	-	(2,136,309)	38,977,609	(11,078,292)
Roger Jones	34,944,526	(8,303,594)	-		-	(2,116,094)	34,944,526	(10,419,688)
Sagamore	26,180,575	(17,951,809)	-	21,234	-	(5,843,196)	26,201,809	(23,795,005)
Sakonnet	39,393,949	(8,222,586)	-		-	(2,542,023)	39,393,949	(10,764,609)
Sachem	35,789,276	(25,434,526)	-	(35,789,276)	25,434,526	-	-	-
Searose G	39,231,298	(8,920,189)	-	(3,134)	-	(2,186,421)	39,228,164	(11,106,610)
Accommodation Barge	9,727,148	-	-	(6,683,572)	-	-	3,043,576	-
Total	262,538,373	(86,906,979)	-	(42,475,983)	25,434,526	(17,120,538)	220,062,390	(78,592,991)
Vessel held for sale	(35,789,276)	25,434,526					(26,201,809)	23,795,005
	226,749,097	(61,472,453)					193,860,581	(54,797,986)
Net book value of owned vessels		165,276,644					139,062,595

F7

Prior year acquisitions, disposals and other significant transactions

On July 29, 2008, Straits entered into an agreement to acquire an Accommodation Field Development Vessel (“AFDV”) upon completion of the construction of the vessel for $35.9 million.  On September 12, 2008, an amendment was agreed under which the price was increased by $2.6 million to $38.5 million to provide for additional equipment.  The purchase was secured by a $25.8 million letter of credit, which is secured, inter alia, by the Company.  The vessel was originally expected to be delivered in the second quarter of 2010.  In addition, Straits had placed an order for a 300T crane and an 8 point mooring system for the AFDV at a cost of Euros 3.4 million (approximately $4.8 million) and SGD $3.1 million (approximately $2.2 million), respectively.  During 2009, the Company had committed to purchase additional equipment for approximately $1.4 million. The contract for the AFDV was subsequently cancelled on March 30, 2010 due to a failure by the seller to meet its contractual obligations.  During 2010, the Company received a total refund of its deposit on the vessel in the amount of $6.6 million together with interest thereon of $0.6 million from an unaffiliated party under a Memorandum of Agreement related to this contract.

NOTE 4 -- OTHER ASSETS

“Other Assets” are comprised of the following:

	2010	2009
Debt financing and related fees, net	$883,781	$1,371,694
Other assets	129,450	129,450
Total other assets	$1,013,231	$1,501,144

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

Currently, the Company pays BHM a monthly rate of $6,743 per vessel or $10,500 per Accommodation Field Development Vessel for general administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index.  During the years ended December 31, 2010, 2009 and 2008, the Company paid BHM fees of approximately $659,000, $1,100,000 and $1,200,000, respectively, for these services.  The total fees vary due to the change in the number of fee months resulting from changes in the number of vessels owned during each period.

The Company also pays BHM a monthly rate of $13,844 per MR product tanker and $16,762 per Panamax product tanker or OBO for technical management services, which may be adjusted annually for any increases in the Consumer Price Index.  Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels.  During the years ended December 31, 2010, 2009, and 2008, the Company paid BHM fees of approximately $1,280,000, $2,259,000 and $2,540,000, respectively, for these services.  Technical management fees are included in vessel operating expenses in the Consolidated Statements of Operations.  The total fees have decreased due to the decrease in the number of vessels operated from an average of 10.8 vessels for the twelve months of 2009 to 6.0 vessels for the twelve months of 2010.

The Company engages BHM to provide commercial management services at a monthly rate of $10,980 per vessel, which may be adjusted annually for any increases in the Consumer Price Index.  BHM obtains support services from Protrans (Singapore) Pte.  Ltd., which is owned by BHM.  Commercial managers provide marketing and operations services.  During the years ended December 31, 2010, 2009 and 2008, the Company paid BHM fees of approximately $859,000, $1,625,000 and $1,896,000, respectively, for these services.  Commercial management fees are included in voyage expenses in the Consolidated Statements of Operations.  The total fees decreased in 2010 due to the decrease in the number of fee months resulting from the decrease in the number of vessels owned.

The Company engages Centennial Maritime Services Corp.  (“Centennial”), an affiliate of the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board.  During the years ended December 31, 2010, 2009 and 2008, the Company paid Centennial manning fees of approximately $330,000, $568,000 and $777,000, respectively.  Manning fees are included in vessel operating expenses in the Consolidated Statements of Operations.

BHES provides office space and administrative services to Straits and Product Transport (S) Pte. Ltd; both of which are wholly-owned subsidiaries of the Company, for SGD 12,000 (approximately $8,280) per month. The total paid to BHES for these services was SGD 288,000 (approximately $218,000) in 2010.

BHM received brokerage commissions of $106,750 in connection with the sales of MV Sachem in January 2010 and $82,000 in connection with the sale of the MT Sagamore in January 2011.  The Company also paid BHM standard industry chartering commissions of $678,000 in 2010, $704,000 in 2009 and $720,000 in 2008 in respect of certain time charters in effect during those periods.  Clearwater Chartering Corporation, a company affiliated through common ownership, was paid $489,000 and $1,176,000 in 2009 and 2008 respectively, for standard industry chartering commissions.  No brokerage commission was paid in 2010.  Brokerage commissions are included in voyage expenses in the Consolidated Statements of Operations.

The Company paid fees of $212,000, $312,000 and $501,000 to J.V. Equities, Inc. in 2010, 2009 and 2008, respectively, for consulting services rendered.  J.V. Equities is controlled by John LeFrere, a director of the Company.

During each of 2010, 2009 and 2008, the Company paid fees of $85,000, $128,000 and $56,000 respectively, to R. Anthony Dalzell, Chief Financial Officer, Vice President and a director of the Company, or to a Company deemed to be controlled by him for consulting services.

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

For the policy year ended February 20, 2011, the Company placed the following insurance with Northampton Assurance Ltd. (NAL).  NAL is a subsidiary of Northampton Holdings Ltd., a major stockholder.

66.5% of its Hull & Machinery (“H&M”) insurance for claims in excess of minimum $120/125,000 each incident, which insurance Northampton Assurance Ltd. (“NAL”) fully reinsured.

67.5% of its H&M insurance (Machinery Claims only) on 6 vessels of up to $50,000 in excess of $120/125,000 each incident; and

67.5% of its H&M insurance (Machinery claims only) on 1 vessel up to $100,000 in excess of $120/125,000 each incident.

For the policy year ended February 20, 2010, the Company placed the following insurance with NAL:

66.5% of its Hull & Machinery (“H&M”) insurance for claims in excess of minimum $120/125,000 each incident, which insurance NAL fully reinsured.

67.5% of its H&M insurance (Machinery Claims only) on 6 vessels of up to $50,000 in excess of $120/125,000 each incident; and

67.5% of its H&M insurance (Machinery claims only) on 1 vessel up to $100,000 in excess of $120/125,000 each incident.

For the policy year ended February 20, 2009, the Company placed the following insurance with NAL:

66.5% of its Hull & Machinery (“H&M”) insurance for claims in excess of minimum $120/125,000 each incident, which insurance NAL fully reinsured.

67.5% of its H&M insurance (Machinery claims only) on 6 vessels of up to $50,000 in excess of $120/125,000 each incident; and

67.5% of its H&M insurance (Machinery claims only) on 1 vessel up to $100,000 in excess of $120/125,000 each incident.

For the periods ended December 31, 2010, 2009 and 2008, vessel operating expenses on the Consolidated Statements of Operations include approximately $402,000, $719,000 and $982,000, respectively, of insurance premiums paid to NAL (of which $375,000, $667,000 and $915,000, respectively, was ceded to reinsurers) and approximately $60,000, $99,000, and $196,000, respectively, of brokerage commissions paid to NAL.

The Company had accounts payable to NAL of $23,000 and $86,000 at December 31, 2010 and 2009, respectively.  NAL paid fees of $101,500, $174,000 and $174,000 in 2010, 2009 and 2008, respectively, to Mr. Dalzell for his consulting services rendered.

NOTE 6-- MORTGAGE PAYABLE

The following table provides a summary of the Company’s various loan facilities at each balance sheet date:

	Loan balance as of	Loan balance as of
	December 31, 2010	December 31, 2009
OBO Holdings (term loan facility dated 8/29/06)	$43,175,000	$62,300,000
Sachem (term loan facility dated 5/13/08)	-	9,500,000
Sakonnet (term loan facility dated 1/24/07)	12,854,641	16,810,686
Seapowet (term loan facility dated 9/5/06)	-	1,500,000
OBO Holdings Junior (term loan facility dated 2/11/2010)	3,975,230	3,975,230
Total	60,004,871	94,085,915
Less: Current portion	(23,727,286)	(34,081,044)

Long-term portion	36,277,285	60,004,871

All the Company’s term loan facilities contain a Material Adverse Change (“MAC”) clause. If the Company encounters difficulties that would qualify as an MAC in (i) operations, (ii) condition (financial or otherwise), or (iii) ability to repay the amount outstanding, the relevant credit agreement could be cancelled at the lender’s sole discretion. The lenders could then declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing such indebtedness.

The Company was in compliance with the financial covenants at December 31, 2010.  A significant element of the covenant calculations is the fair value of the Company’s vessels, which is dependent upon appraisals from third parties.  Third party appraisals are inherently subjective estimates and subject to market volatility.  The Company is required to comply with such covenants on a quarterly basis.  There can be no assurance that the appraised values of the Company’s vessels will be sufficient to ensure compliance with its covenants in future periods.

1) $202,000,000 reducing revolving credit facility, with Nordea Bank Norge ASA, as Agent, dated August 29, 2006 (the “OBO Holdings Loan Facility Agreement”)

On October 18, 2005 the Company, through wholly-owned subsidiaries, entered into a $138,100,000 reducing revolving credit facility which amended the agreement entered into on February 23, 2005.  The amendment made available an additional $43.0 million for the purpose of acquiring M/V ROGER M JONES and M/T SAGAMORE.

On August 29, 2006 the Company, through wholly-owned subsidiaries, entered into a $202,000,000 Reducing Revolving Credit Facility Agreement which amended the agreement entered into on October 18, 2005.

On December 14, 2009, the Company agreed to adopt a new set of financial covenants and to remove the Ratio of EBIDTA to Fixed Charges covenant in an amendment to the loan agreement. Under the new set of financial covenants, the Company is required to maintain (a) minimum Value Adjusted Equity (as such term is defined therein, based on certain third party appraisals) of $30 million, (b) positive working capital (this covenant was first tested with the delivery of the compliance certificate for the second quarter of 2010), (c) Cash and Cash Equivalents (as such terms are defined therein) of not less than $4 million until September 30, 2010, and $6 million thereafter and (d) an equity to assets ratio of at least 25%.  In addition, the aggregate market value of the vessels securing the OBO Holdings Loan Facility Agreement must be at least 135% of the outstanding balance of the loan. The lenders also agreed to defer 50% of amounts due in March 2010 ($2.55 million), payable in six equal quarterly installments, the first which is payable in June 2010.The loan facility margin was also increased to 3.75%.The Company was in compliance with the financial covenants at December 31, 2010.

The final maturity of the loan was scheduled for December 15, 2011.  On June 27, 2011, the lenders agreed, among other things, (i) to extend the maturity of loan to February 15, 2012, (ii) Amortization in September and December 2011 each to be $3.0 million, and (iii) amend the Minimum Cash covenant to $2.0million until September 30, 2011, rising to $1.0million per vessel (currently $5.0 million) from September 30, 2011. Furthermore the Company will continue to negotiate with its lenders for a further extension of the maturity to September 2013.  As of December 31, 2010 and June 30, 2011, the Company had outstanding borrowings in the amount of $43.2 million and $28.6 million, respectively, under this loan facility.

In January 2011, the Company prepaid $4.8 million of this loan facility following the sale of M/TSAGAMORE.

2) $30,000,000 term loan facility with DVB Group Merchant Bank, as Agent, dated May 13, 2008 (the “Sachem Loan Facility Agreement”)

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

On January 15, 2010, the Company, through a wholly-owned subsidiary, sold M/V SACHEM for $10.4 million and the outstanding loan balance was paid in full on January 15, 2010.

3) $27,300,000 term loan facility, with Bank of Nova Scotia, dated January 24, 2007 (the “Sakonnet Loan Facility Agreement”)

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

On April 15, 2010, the Company agreed to adopt a new set of financial covenants in an amendment to the loan agreement. Under the new set of financial covenants, the Company is required to maintain (a) minimum Value Adjusted Equity (as such term is defined therein, based on certain third party appraisals) of $30 million, (b) positive working capital excluding current portion of long term debt, (this covenant was first tested with the delivery of the compliance certificate for the second quarter of 2010), (c) Cash and Cash Equivalents (as such terms are defined therein) of not less than $4 million until September 30, 2010, and $6 million thereafter and (d) an equity to assets ratio of at least 25%.  The EBITDA to Fixed Charges Ratio covenant was waived through January 1, 2011.

  Expenses associated with the loan amendment of $178,000 were capitalized and are being amortized over five years.

The Sakonnet Loan Facility Agreement also requires mandatory prepayment in the event of the total loss or sale of a vessel. The applicable loan facility margin increased to 3.0% effective January 1, 2010. The Company was in compliance with the financial covenants at December 31, 2010.

The Company received waivers for its EBITDA to Fixed Charges Ratio covenant which was extended to February 15, 2012 and its Minimum Cash covenant was amended to $2.0million until September 30, 2011, rising to $1.0million per vessel (currently $5.0 million) from September 30, 2011.

4) $8,000,000 term loan facility with Nordea Bank Norge ASA dated September 5, 2006 (the “Seapowet Loan Facility Agreement”)

On September 5, 2006, the Company, through a wholly-owned subsidiary, entered into an $8.0 million term loan facility to finance the acquisition of its 50% interest in an entity which was the disponent owner of M/V SEAPOWET.  The Seapowet Loan Facility Agreement is repayable in sixteen quarterly installments of $500,000, commencing on December 7, 2006.  Interest on the Seapowet Loan Facility Agreement was equal to LIBOR plus 1.75% and increased in July 2009 to LIBOR plus 3.00% as a result of a waiver.  Expenses associated with the loan of $221,000 were capitalized and are being amortized over the 4 year term of the loan.  The loan was paid in full on September 7, 2010.

5) $3,975,230 term loan facility with Bank of Scotland plc, dated February 11, 2010 (the “OBO Holdings Junior Loan Facility Agreement”)

On February 11, 2010, the Company drew down a $3.975 million loan, the proceeds of which were applied towards repayment of the residual balance of the loan under the Boss Tankers Loan Facility Agreement. This loan, which matures in December 2011, is secured by second mortgages on the vessels owned by OBO Holdings Ltd and the loan margin is 6.50%.  Under this loan, the Company is required to maintain (a) minimum Value Adjusted Equity (as such term is defined therein) of $30 million, (b) positive working capital, excluding the current portion of long term debt (c) Cash and Cash Equivalents (as such terms are defined therein) of not less than $4 million until September 30, 2010, and $6 million thereafter and (d) an equity to assets ratio of at least 25%.  In addition, the aggregate market value of the vessels securing this facility must be at least 125% of the sum of the outstanding balance of this loan and the outstanding balance of the senior OBO Holdings Loan. It must also be 135% of the outstanding balance of the senior OBO Holdings Loan.  The Company was in compliance with the financial covenants at December 31, 2010.

 On June 27, 2011, the Company entered into a supplemental agreement which, among other things (i) extends the loan’s maturity to February 15, 2012 and (ii) amends the Minimum Cash covenant to $2.0million until September 30, 2011, rising to $1.0million per vessel (currently $5.0 million) from September 30, 2011. The Company will continue to negotiate with its lender for a further extension of maturity of the loan to September 2013.

Based on the terms of the most recent amendments, the Company is required to make scheduled principal payments of $ 23.7 million during fiscal 2011, of which $16.2 million has been paid through June 30, 2011.  Additionally, certain loan facilities are scheduled to mature in the first quarter of 2012 resulting in scheduled principal amortization payments of $26.6 million during the first quarter of 2012.  The Company is currently in negotiations with its lenders to further extend the maturity of these facilities.  Additionally, the Company received waivers of certain debt covenants that will expire in first quarter of 2012 and the Company may need to obtain additional waivers in subsequent periods.  There are no assurances that the Company will be able to obtain such extensions or waivers.

NOTE 7 - BONDS PAYABLE

On December 12, 2006, the Company issued $25 million of unsecured bonds of which the Company subscribed a total of $5 million.  The net proceeds of the bonds were to be used for general corporate purposes, including but not limited to: (i) conversion of single hull or double sided tankers, (ii) acquisition of further vessels and (iii) continuance of share buy-back.

Interest on the bonds is equal to LIBOR plus 4%, payable quarterly in arrears.  The bonds are in denominations of $100,000 each and rank paripassu.  The term of the bond issue is seven years, payable in full on the maturity date.  In order to mitigate the risk of interest rate volatility associated with the variable interest rate on these bonds, the Company entered into an interest rate swap agreement to hedge $10 million of these bonds.  Under the term of the interest rate swap agreement, which has similar attributes to the debt, the interest rate on the $10 million is converted from a variable rate to a fixed rate of 4.995%.  The Company has designated this interest rate swap agreement as a cash flow hedge.  At December 31, 2010 and 2009, the fair value of this interest rate swap was a liability of $1,116,000 and $1,002,000, respectively.

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

The bond facility contains certain restrictive covenants which restrict the payment of dividends. The facility requires a minimum value adjusted equity ratio (as such term is defined therein, based on certain third party appraisals) of 25%.The Company was in compliance with the financial covenants at December 31, 2010.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

The Company is subject to certain asserted claims arising in the ordinary course of business. The Company intends to vigorously assert its rights and defend itself in any litigation that may arise from such claims. While the ultimate outcome of these matters could affect the results of operations of any one year when resolved in future periods, and while there can be no assurance with respect thereto, management believes that after final disposition, any financial impact to the Company would not be material to the Company’s financial position, results of operations, or liquidity.

The Company received notification on December 22, 2010 that one of its former charterers is seeking damages of approximately $11.3 million for consequential losses of anticipated profits in oil trading and damages allegedly arising associated with a February 2009 charter.  The Company does not believe the allegations in the complaint have merit and intends to defend the case vigorously. Recognizing that the outcome of litigation is uncertain, management believes that the likelihood of a materially adverse impact to the Company’s financial statements is remote.

The Company does not currently have any mortgage or loan or rental commitments for leased or owned facilities.

NOTE 9 -- SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest was $6,089,000, $7,476,000 and $11,884,000 during the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 10 – INVESTMENT IN NORDAN

In March 2006, the Company paid $13.0 million for a 50% ownership interest in Nordan OBO 2, Inc. (Nordan).  Nordan has as its primary asset a bareboat charter on a 1992 combination carrier whose value was approximately $30.4 million as of March 2006.  As of March 2006, the underlying equity of Nordan totaled approximately $17.1 million.  The Company has concluded that the equity method of accounting is the most appropriate method under which to account for its investment, as the Company does not have control of Nordan and can exert significant influence.  The Company has determined that the difference between its cost and its share of the fair value of Nordan’s net identifiable assets ($4.4 million) should be allocated to Nordan’s vessel and depreciated over the vessel’s remaining useful life (as this is the primary asset of Nordan).  During the years ended December 31, 2010,2009 and 2008, approximately $275,000 of additional depreciation expense related to the difference between the Company’s cost of its investment in Nordan and the amount of underlying equity in net assets of Nordan has been included within Income from Investment in Nordan OBO 2 Inc. in the accompanying Consolidated Statements of Operations.

The following table provides summarized unaudited financial information for the Company’s investment in Nordan:

	12/31/10	12/31/09	12/31/08

Current assets	$2,230,354	$5,636,066	$8,492,543

Vessels, net	13,912,646	15,715,484	17,519,801

Current liabilities	1,847,559	1,946,728	1,261,091
Long term capital lease obligation	5,675,000	6,675,000	7,950,470

Voyage, time and bareboat charter revenues	8,840,401	10,141,631	8,809,292
Income from vessel operations	1,133,768	3,129,709	3,613,805
Net income	890,619	2,929,039	8,289,832

Net income during 2008 includes $5.0 million related to a forfeited deposit by a potential buyer of Nordan's vessel.

NOTE 11 – RESTRICTED CASH

Under the terms of the$202 million loan agreement, the Company is required to hold bank deposits which are to be used to fund loan installments and interest coming due. These funds can only be used for the purposes of such debt service and are shown as “Restricted cash” in Current Assets. At December 31, 2010 and 2009, these funds amounted to $1,770,000 and $1,066,000, respectively, in the accompanying Consolidated Balance Sheets. Restricted cash has been classified as current as of December 31, 2010 as the related debt has been classified as current liability.

NOTE 12 – UNSECURED LOAN

The unsecured interest free loan provided by Nordan OBO 2 Inc. in September 2009 was repaid in its entirety in January 2010.

NOTE 13 -- SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that have occurred after the balance sheet date of December 31, 2010 up through the date we issued these financial statements.  During this period, we did not have any material subsequent events requiring disclosure, except as noted below.  No material subsequent events occurred requiring recognition at December 31, 2010.

On January 10, 2011, the Company, through a wholly-owned subsidiary, sold M/T SAGAMORE for $8.2 million and paid off the $4.8 million mortgage secured by the vessel.  The book value of the vessel of approximately $2.4 million was classified as held for sale at December 31, 2010.  The sales proceeds less costs to sell were $0.4 million over the book value of the vessel of $5.4 million.  This amount will be recorded as a gain on sale of vessel in the Consolidated Statements of Income in first quarter of 2011.

In June 2011, the Company assigned certain of its trade accounts receivable to B + H Management Ltd. (BHM), a Company affiliated with management.  Under the terms of the assignment agreement, BHM will purchase certain accounts receivable at face value less 3% up to aggregate maximum of $2.0 million.

F-7
063595/001-1851107.6